Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas New York, NY 10036-6710 212.336.2000 fax 212.336.2222 www.pbwt.com

07020024

RECEIVED

82-35050

December 28, 2006

SUPPL

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

OJSC Sibirtelecom
(Exemption No. ~~82-5199~~)
Reinstatement of Rule 12g3-2(b) Exemption

BEST AVAILABLE COPY

Dear Mr. Staffin:

Further to your discussion with Mr. Herman Raspé of our firm, the enclosed additional documents are being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", in connection with the October 27, 2006 submission of the Issuer's application for reinstatement of Rule 12g3-2(b) exemption.

Attached as Exhibit A is a list of the additional English language documents being provided to the Commission.

Kindly acknowledge receipt of this letter and the enclosed documents by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

Very truly yours,

J. Grace Kim

PROCESSED
JUN 2 2 2007
THOMSON
FINANCIAL

dlw 1/4

EXHIBIT A

	Summaries of the Corporate Issuer's security forms:
I-1	Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC), dated July 2006 — **full text of the Corporate Issuer's security form in Russian is enclosed herewith**
I-2	Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC), dated July 2006 — **full text of the Corporate Issuer's security form in Russian is enclosed herewith**
I-3	Summary of the Corporate Issuer's security form (preferred shares, Non-profit Partnership Stock Exchange "Russian Trading System"), dated July 2006 — **full text of the Corporate Issuer's security form in Russian is enclosed herewith**
I-4	Summary of the Corporate Issuer's security form (common shares, Non-Profit Partnership Stock Exchange "Russian Trading System"), dated July 2006 — **full text of the Corporate Issuer's security form in Russian is enclosed herewith**:
	Summaries of the Sibirtelecom OJSC's Quarterly Reports:
II-I	Summary of the Quarterly Report of Sibirtelecom OJSC for 3rd Quarter 2006 — **full text of the Quarterly Report in Russian is enclosed herewith**
II-2	Summary of the Quarterly Report of Sibirtelecom OJSC for 2nd Quarter 2006 —**full text of the Quarterly Report in Russian is enclosed herewith**
	Summaries of Statements regarding information that can influence materially on Sibirtelecom OJSC's securities value:
III-1	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities", dated August 8, 2006
III-2	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other

	profit making organization", dated October 16, 2006
III-3	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other profit making organizations", date October 19, 2006
III-4	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Decisions adopted by the Board of Directors", date November 21, 2006
III-5	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other profit making organization", dated November 22, 2006
III-6	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Decisions adopted by the Board of Directors", dated December 6, 2006
III-7	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other profit making organizations", dated December 7, 2006
	Summaries of the Lists of Affiliated Persons of Sibirtelecom OJSC and Amendments to the Lists of Affiliated Persons:
IV-1	Summary of the Sibirtelecom OJSC Affiliates List Code of the Issuer – 00195 A as of September 30, 2006
IV-2	Summary of the Amendments to the Sibirtelecom OJSC Affiliates List Code of the Issuer – 00195 A as of October 26, 2006
IV-3	Summary of the Amendments to the Sibirtelecom OJSC Affiliates List Code of the Issuer – 00195 A as of November 21, 2006
	Summaries of the Statements of Sibertelecom OJSC on the Material Facts:

V-1	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" on November 22, 2006
V-2	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement") on October 30, 2006
V-3	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" on September 22, 2006
V-4	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" on July 17, 2006
V-5	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" on July 7, 2006
V-6	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" on July 17, 2006
V-7	Summary of the Communication of "Sibirtelecom" OJSC on the Material Facts that Entailed a One-time Decrease of the Net Income of "Sibirtelecom" OJSC by more than 10 Percent on October 31, 2006
V-8	Summary of the Communication of "Sibirtelecom" OJSC on the Material Facts that Entailed a One-time Increase of the Net Income of "Sibirtelecom" OJSC by more than 10 Percent on July 31, 2006
V-9	Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", on July 4, 2006

V-10	Summary of the Communication on the Material Fact of "Sibirtelecom" OJSC "Information on the Issue of Papers on July 11, 2006
	Financial Statements of Sibirtelecom OJSC:
VI-1	Balance Sheet as of June 30, 2006
VI-2	Profit and Loss Statement for the first semester of 2006
VI-3	Balance Sheet as of September 30, 2006
VI-4	Profit and Loss Statement for the three quarters of 2006
	Press Releases:
VII-1	OAO "Sibirtelecom": Annual Report for the Year of 2004 (IFRS), dated July 6, 2005
VII-2	Sibirtelecom OJSC: The Annual Report for the Year of 2005 (IFRS), dated July 3, 2006
VII-3	Sibirtelecom OJSC: first half 2005 results (IFRS), dated October 11, 2005
VII-4	Sibirtelecom OJSC presents its results for the 1 half of 2006 according to International Financial Reporting Standards, dated October 4, 2006
VII-5	Sibirtelecom OJSC: Annual Business Report for the Year of 2004, dated March 31, 2005
VII-6	Sibirtelecom OJSC presents its results for the year 2005 according to Russian Accounting Standards, dated March 31, 2006
VII-7	Sibirtelecom OJSC presents its results for the 1st half of 2005 according to Russian Accounting Standards, dated July 29, 2005

VII-8	Sibirtelecom OJSC presents its results for 9 months of the year 2005 according to Russian Accounting Standards, dated October 31, 2005
VII-9	Sibirtelecom OJSC presents its results for 1st quarter of the year 2005 according to Russian Accounting Standards, dated May 3, 2005
VII-10	Sibirtelecom OJSC presents its results for the 1st half of 2006 according to Russian Accounting Standards, dated July 31, 2006
VII-11	Sibirtelecom OJSC presents its results for the 1st quarter of 2006 according to Russian Accounting Standards, dated May 02, 2006
VII-12	Sibirtelecom OJSC presents its results for 9 months of 2006 according to Russian Accounting Standards, dated October 31, 2006

Summary of the Corporate Issuer's security form (common shares, Moscow Interbank Currency Exchange CJSC) dated July 2006

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15

There is also general information about the Issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«___» июля 2006г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.3.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru***
1.5.	Адрес страницы Заявителя в Internet	***www.sibirtelecom.ru***
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	–
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции обыкновенные именные*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№1-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество обыкновенных акций: 12 011 401 829 шт.* *Общий объем эмиссии: 1 801 710 274,35 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц:* *серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию:* *Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*18 260 (по состоянию на 30.06.2006г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,0007435%* *Количество акций – 118 361 шт.* *(по состоянию на 30.06.2006г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Никулин Анатолий Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Беляев Константин Владимирович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3,*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139); к/с 30101810500000000641; БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-106, 2191-169 факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенных	*12 011 401 829*	*1 801 710 274,35*
Привилегированных	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430(тип А) 427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А №2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А №2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А №2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А №2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А №2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А №2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А №2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А №2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А №2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А №2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А №2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А №2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	-	*0,15*

16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:

1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:

2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	*10-000-1-00314 без ограничения срока действия*
5.3.	ИНН	*7705108630*
5.4.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.5.	Место нахождения	*113095, г. Москва, ул. Пятницкая, д. 70*
5.6.	Реквизиты договора, заключенного с реестродержателем	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.7.	Банковские реквизиты реестродержателя	*р/с 40702810200000005193 в ОПЕРУ Московского ГТУ Банка России к/с 30101810100000000716 БИК 044525716 ИНН 7705108630*
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	*Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»*

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	*Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Положения о ведении реестра владельцев именных ценных бумаг №27 от 12.10.1997г. (с последующими изменениями).*
5.10.	Почтовый адрес	***107078, г.Москва, а/я 162***
5.11.	Контактные тел./факс	***(495) 933-42-21***
5.12.	Адрес электронной почты	***ork@ork-reestr.ru***

И. о. генерального директора
(на основании приказа
№ОК-136 от 05.07.2006г.) **И.В. Дадыкин**

М.П.

I-2

Summary of the Corporate Issuer's security form (preferred shares, Moscow Interbank Currency Exchange CJSC) dated July 2006

Sibirtelecom OJSC's (the "Issuer") securities are issued at Moscow Interbank Currency Exchange CJSC.

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

Открытое Акционерное Общество «Сибирьтелеком»

АНКЕТА
ценной бумаги корпоративного эмитента

«___» июля 2006г.

1. Общая информация

1.1	Полное наименование Заявителя, указанное в Уставе	*Открытое акционерное общество «Сибирьтелеком»*
1.2.	Полное наименование эмитента (Управляющей компании), указанное в Уставе	*Открытое акционерное общество «Сибирьтелеком»*
1.3.	Ответственное лицо Заявителя	*Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович*
1.4.	Контактные тел., факс, адрес электронной почты Заявителя	*тел.: (383)2191-169, 2191-197 факс:(383) 2191-521, 2235-445 e-mail: pirozhkov@sibirtelecom.ru*
1.5.	Адрес страницы Заявителя в Internet	*www.sibirtelecom.ru*
1.6.	Контактное лицо платёжного агента, контактные тел., факс, адрес электронной почты	–
1.7.	Наименование организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.8.	Ответственное лицо организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.9.	Контактные тел., факс, адрес электронной почты организации (ий), осуществляющей функции продавца (ов) ценной бумаги при размещении на ФБ ММВБ	–
1.10.	Наименование финансового консультанта	–
1.11.	Ответственное лицо финансового консультанта	–
1.12.	Контактные тел., факс, адрес электронной почты финансового консультанта	–

2. Основные параметры ценной бумаги.

2.1.	Сокращенное наименование эмитента (Управляющей компании), указанное в Уставе	*ОАО «Сибирьтелеком»*
2.2.	Вид и тип ценной бумаги	*акции привилегированные именные типа А*
2.3.	Номинальная стоимость ценой бумаги	*0,15 руб.*
2.4.	Форма выпуска ценной бумаги	*бездокументарные*
2.5.	Код и дата государственной регистрации выпуска ценных бумаг	*№2-04-00195-А от 25.07.2003г., ФКЦБ России*
2.6.	Уникальный регистрационный код выпуска (серии, транша) - при наличии	–
2.7.	Порядковый номер выпуска	*04*
2.8.	Количество данных ценных бумаг и общий объем эмиссии	*Количество привилегированных акций: 3 908 420 014 шт.* *Общий объем эмиссии: 586 263 002,10 руб.*

3. Информация об эмитенте

3.1.	Свидетельство о гос. регистрации (внесении записи в Единый государственный реестр юридических лиц)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц:* *серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию:* *Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Размер уставного капитала	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях:* *15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.3.	Количество акционеров (участников)	*18 260 (по состоянию на 30.06.2006г.)*
3.4.	Доля голосующих акций	*75,45%*

3.5.	Доля акций принадлежащих государству (%, шт.)	*Доля в уставном капитале – 0,0007435%* *Количество акций – 118 361 шт.* *(по состоянию на 30.06.2006г.)*
3.6.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.7.	Код ОКПО	*01158832*
3.8.	Дата внесения в ЕГРЮЛ	*23.07.2002 г.*
3.9.	ИНН	*5407127828*
3.10.	Должность и ФИО руководителя	*Генеральный директор* *Никулин Анатолий Иванович*
3.11.	Место нахождения	*г. Новосибирск, ул. М.Горького, 53*
3.12.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.13.	ФИО, председателя Совета директоров	*Беляев Константин Владимирович*
3.14.	Должность и ФИО лица, ответственного за связь с ФБ ММВБ деятельность с указанием контактных тел./факса	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.15	Количество и местонахождение филиалов и представительств, адреса, телефоны	*ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:* *1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71* *2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55* *3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00* *4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30* *5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06* *6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240* *7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25* *8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01* *9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40* *10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494* *11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000* *12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601*

3.16.	Банковские реквизиты	*р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139); к/с 30101810500000000641; БИК 045004641*
3.17.	Контактные тел./факс	*тел.: (383)2191-106, 2191-169 факс:(383)2191-521, 2235- 445*
3.18.	Адрес электронной почты	*office@sibirtelecom.ru*
3.19.	Адрес страницы в Internet	*http://www.sibirtelecom.ru*

4. Информация о выпусках акций эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	**Рублей**
Обыкновенных	*12 011 401 829*	*1 801 710 274,35*
Привилегированных	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	***Первый выпуск (при учреждении акционерного общества) (аннулирован)***	***08.06.1994г.***	***№51-1п-646***	***1 029 100***	***485 430(тип А) 427 190 (тип Б)***	***100,00***
2.	***Второй выпуск (аннулирован)***	***10.07.1996г.***	***№51-1-1033***	***14 562 900***	***4 854 300***	***10 000,00***
3.	***Третий выпуск (аннулирован)***	***17.09.1997г.***	***№1-03-00195-А №2-03-00195-А***	***14 562 900***	***4 854 300***	***15,00***
4.	***Четвертый выпуск (аннулирован)***	***20.10.2000г.***	***№1-04-00195-А №2-04-00195-А***	***12 203 365***	***4 067 706***	***15,00***
5.	***Пятый выпуск***	***19.09.2001г.***	***№1-05-00195-А №2-05-00195-А***	***2 676 626 500***	***892 200 600***	***0,15***
6.	***Шестой выпуск***	***25.10.2002г.***	***№1-06-00195-А №2-06-00195-А***	***68 884 403***	***22 960 001***	***0,15***
7.	***Седьмой выпуск***	***25.10.2002г.***	***№1-07-00195-А №2-07-00195-А***	***325 847 296***	***108 614 440***	***0,15***
8.	***Восьмой выпуск***	***25.10.2002г.***	***№1-08-00195-А №2-08-00195-А***	***285 890 540***	***436 694 212***	***0,15***
9.	***Девятый выпуск***	***25.10.2002г.***	***№1-09-00195-А №2-09-00195-А***	***1 501 895 988***	***500 634 290***	***0,15***
10.	***Десятый выпуск***	***25.10.2002г.***	***№1-10-00195-А №2-10-00195-А***	***1 438 811 586***	***479 571 247***	***0,15***
11.	***Одиннадцатый выпуск***	***25.10.2002г.***	***№1-11-00195-А №2-11-00195-А***	***1 558 697 405***	***519 565 836***	***0,15***
12.	***Двенадцатый выпуск***	***25.10.2002г.***	***№1-12-00195-А №2-12-00195-А***	***1 147 147 521***	***382 385 698***	***0,15***
13.	***Тринадцатый выпуск***	***25.10.2002г.***	***№1-13-00195-А №2-13-00195-А***	***312 470 198***	***104 153 691***	***0,15***
14.	***Четырнадцатый выпуск***	***25.10.2002г.***	***№1-14-00195-А №2-14-00195-А***	***1 384 929 513***	***461 639 999***	***0,15***
15.	***Пятнадцатый выпуск***	***25.10.2002г.***	***№1-15-00195-А***	***1 310 200 879***	***-***	***0,15***

16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:

1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.

Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:

2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.

Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования указанные в Уставе	***Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»***
5.2.	Номер Лицензии, выданной уполномоченным федеральным органом исполнительной власти	***10-000-1-00314 без ограничения срока действия***
5.3.	ИНН	***7705108630***
5.4.	Должность и ФИО руководителя	***Генеральный директор – Толстохлебов Сергей Николаевич***
5.5.	Место нахождения	***113095, г. Москва, ул. Пятницкая, д. 70***
5.6.	Реквизиты договора, заключенного с реестродержателем	***Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.***
5.7.	Банковские реквизиты реестродержателя	***р/с 40702810200000005193 в ОПЕРУ Московского ГТУ Банка России к/с 30101810100000000716 БИК 044525716 ИНН 7705108630***
5.8.	Перечень услуг, предоставляемых реестродержателем (регистратором), сроки перерегистрации и цены	***Стоимость и перечень услуг, предоставляемых регистратором, определены в прейскуранте, утвержденном генеральным директором ОАО «ОРК»***

5.9.	Перечень документов, необходимых для осуществления перерегистрации прав	*Документы, необходимые для осуществления перерегистрации прав, предоставляются в соответствии с требованиями Положения о ведении реестра владельцев именных ценных бумаг №27 от 12.10.1997г. (с последующими изменениями).*
5.10.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.11.	Контактные тел./факс	*(495) 933-42-21*
5.12.	Адрес электронной почты	*ork@ork-reestr.ru*

И. о. генерального директора
(на основании приказа
№ОК-136 от 05.07.2006г.) **И.В. Дадыкин**

М.П.

Summary of the Corporate Issuer's security form (preferred shares, Non-profit Partnership Stock Exchange "Russian Trading System") dated July 2006

Sibirtelecom OJSC's (the "Issuer") securities are issued at Non-profit Partnership Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of preferred inscribed book-entry type A shares. Aggregated amount of preferred shares – 3,908,420,014. Aggregated amount of issue is RUR 586,263,002.1. Nominal value of a share – RUR 0,15

There is also general information about the issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный ценной бумаге

код Заявителя в Партнерстве

АНКЕТА ценной бумаги

«___» июля 2006г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком»*** ***Open Joint - Stock Company Sibirtelecom***
1.3.	Членство Заявителя в НП «Фондовая биржа «Российская Торговая Система»	-
1.4.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг ОАО «Сибирьтелеком»: Пирожков Сергей Михайлович***
1.5.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197*** ***факс:(383) 2191-521, 2235-445*** ***e-mail: pirozhkov@sibirtelecom.ru***

2.1. Основные параметры ценной бумаги (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком»*** ***OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции привилегированные именные бездокументарные типа А***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество ценных бумаг (по типам) и общий объем эмиссии	***Количество привилегированных акций: 3 908 420 014 шт.*** ***Общий объем эмиссии: 586 263 002,10 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска ценных бумаг, регистрирующий орган	***№2-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Номер и дата регистрации отчета об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 14 выпусков привилегированных именных бездокументарных акций.*** ***Отчет по итогам 5-го выпуска привилегированных именных бездокументарных акций (государственный***

		регистрационный номер №2-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г. *Отчеты по итогам с 6 по 14 выпусков привилегированных именных бездокументарных акций (государственные регистрационные номера №2-06-00195-А, 2-07-00195-А, 2-08-00195-А, 2-09-00195-А, 2-10-00195-А, 2-11-00195-А, 2-12-00195-А, 2-13-00195-А, 2-14-00195-А) зарегистрированы ФКЦБ России 27.12.2002г.*
2.1.7.	ISIN коды ценных бумаг	*RU0009088280*

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	*Дата государственной регистрации эмитента: 30.05.1994г.* *Номер свидетельства о государственной регистрации: ГР 1161* *Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата* *Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.* *Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области* *ОГРН: 1025403189778*
3.2.	Количество акционеров	*18 260 (по состоянию на 30.06.2006г.)*
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	*Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.* *Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).*
3.4.	Стоимость чистых активов	*11 887 732 тыс. руб. (по состоянию на 31.03.2006 г.)*
3.5.	Уставный капитал	*Размер уставного капитала: 2 387 973 276, 45 рублей* *Размер уставного капитала в акциях: 15 919 821 843 шт., в том числе* *обыкновенных именных акций – 12 011 401 829 шт.* *привилегированных именных акций типа А – 3 908 420 014 шт.* *Номинальная стоимость акций – 0,15 рублей*
3.6.	Количество объявленных акций	*Объявленные акции:* *обыкновенные акции – 8 924 671 шт.* *привилегированные акции типа А – 2 980 586 шт.*
3.7.	Отраслевая принадлежность	*Связь* *Код ОКВЭД: 64.20*
3.8	ИНН	*5407127828*
3.9.	Должность и ФИО руководителя	*Генеральный директор* *Никулин Анатолий Иванович*
3.10.	Юридический адрес	*г. Новосибирск, ул. М.Горького, 53*
3.11.	Почтовый адрес	*630099, г. Новосибирск, ул. М.Горького, 53*
3.12.	ФИО Председателя Совета директоров	*Беляев Константин Владимирович*

3.13.	Должность и ФИО лиц, ответственных за фондовую деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны	***ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:*** ***1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71*** ***2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55*** ***3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00*** ***4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30*** ***5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06*** ***6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240*** ***7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25*** ***8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01*** ***9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40*** ***10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494*** ***11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000*** ***12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601***
3.15.	Банковские реквизиты	***р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);*** ***к/с 30101810500000000641;*** ***БИК 045004641***
3.16.	Контактные тел./факс	***тел.: (383)2191-106, 2191-169*** ***факс:(383)2191-521, 2235- 445***
3.17.	Адрес электронной почты	***office@sibirtelecom.ru***
3.18	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенные	*12 011 401 829*	*1 801 710 274,35*
Привилегированные	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	*Первый выпуск (при учреждении акционерного общества) (аннулирован)*	*08.06.1994г.*	*№51-1п-646*	*1 029 100*	*485 430(тип А) 427 190 (тип Б)*	*100,00*
2.	*Второй выпуск (аннулирован)*	*10.07.1996г.*	*№51-1-1033*	*14 562 900*	*4 854 300*	*10 000,00*
3.	*Третий выпуск (аннулирован)*	*17.09.1997г.*	*№1-03-00195-А №2-03-00195-А*	*14 562 900*	*4 854 300*	*15,00*
4.	*Четвертый выпуск (аннулирован)*	*20.10.2000г.*	*№1-04-00195-А №2-04-00195-А*	*12 203 365*	*4 067 706*	*15,00*
5.	*Пятый выпуск*	*19.09.2001г.*	*№1-05-00195-А №2-05-00195-А*	*2 676 626 500*	*892 200 600*	*0,15*
6.	*Шестой выпуск*	*25.10.2002г.*	*№1-06-00195-А №2-06-00195-А*	*68 884 403*	*22 960 001*	*0,15*
7.	*Седьмой выпуск*	*25.10.2002г.*	*№1-07-00195-А №2-07-00195-А*	*325 847 296*	*108 614 440*	*0,15*
8.	*Восьмой выпуск*	*25.10.2002г.*	*№1-08-00195-А №2-08-00195-А*	*285 890 540*	*436 694 212*	*0,15*
9.	*Девятый выпуск*	*25.10.2002г.*	*№1-09-00195-А №2-09-00195-А*	*1 501 895 988*	*500 634 290*	*0,15*
10.	*Десятый выпуск*	*25.10.2002г.*	*№1-10-00195-А №2-10-00195-А*	*1 438 811 586*	*479 571 247*	*0,15*
11.	*Одиннадцатый выпуск*	*25.10.2002г.*	*№1-11-00195-А №2-11-00195-А*	*1 558 697 405*	*519 565 836*	*0,15*
12.	*Двенадцатый выпуск*	*25.10.2002г.*	*№1-12-00195-А №2-12-00195-А*	*1 147 147 521*	*382 385 698*	*0,15*
13.	*Тринадцатый выпуск*	*25.10.2002г.*	*№1-13-00195-А №2-13-00195-А*	*312 470 198*	*104 153 691*	*0,15*
14.	*Четырнадцатый выпуск*	*25.10.2002г.*	*№1-14-00195-А №2-14-00195-А*	*1 384 929 513*	*461 639 999*	*0,15*
15.	*Пятнадцатый выпуск*	*25.10.2002г.*	*№1-15-00195-А*	*1 310 200 879*	-	*0,15*
16.	*Объединение с 5 по 15 выпусков ценных бумаг**	*25.07.2003г.*	*№1-04-00195-А №2-04-00195-А*	*12 011 401 829*	*3 908 420 014*	*0,15*
Общее кол-во акций в обращении				*12 011 401 829*	*3 908 420 014*	*0,15*

Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной лицензирующим органом	*10-000-1-00314 без ограничения срока действия*
5.3.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.4.	Юридический адрес	*113095, г. Москва, ул. Пятницкая, д. 70*
5.5.	Реквизиты соглашения с эмитентом об обслуживании	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.6.	Банковские реквизиты реестродержателя	*р/с 40702810200000005193 в ОПЕРУ Московского ГТУ Банка России к/с 30101810100000000716 БИК 044525716 ИНН 7705108630*
5.7.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.8.	Контактные тел./факс	*(495) 933-42-21*
5.9.	Адрес электронной почты	*ork@ork-reestr.ru*

И. о. генерального директора
(на основании приказа
№ОК-136 от 05.07.2006г.) **И.В. Дадыкин**

М.П.

I-4

Summary of the Corporate Issuer's security form (common shares, Non-profit Partnership Stock Exchange "Russian Trading System") dated July 2006

Sibirtelecom OJSC's (the "Issuer") securities are issued at Non-profit Partnership Stock Exchange "Russian Trading System".

The Security form provides general information on the Issuer including name of the Issuer, legal address, state registration, OGRN, INN, bank details, charter capital, information about brunches and agencies, etc.

The security form includes information about issue of common inscribed book-entry shares. Aggregated amount of common shares – 12,011,401,829. Aggregated amount of issue is RUR 1,801,710,274.35. Nominal value of a share – RUR 0,15

There is also general information about the Issuer's registrar – Joint Registration Company OJSC.

Full text of the Security form in Russian is enclosed herewith.

код, присвоенный ценной бумаге

код Заявителя в Партнерстве

АНКЕТА ценной бумаги

«___» июля 2006г.

1. Общая информация

1.1.	Полное наименование Заявителя, указанное в Уставе	***Открытое акционерное общество «Сибирьтелеком»***
1.2.	Полное наименование эмитента, указанное в Уставе (на русском и английском языках)	***Открытое акционерное общество «Сибирьтелеком»*** ***Open Joint - Stock Company Sibirtelecom***
1.3.	Членство Заявителя в НП «Фондовая биржа «Российская Торговая Система»	-
1.4.	Ответственное лицо Заявителя	***Директор департамента ценных бумаг*** ***ОАО «Сибирьтелеком»:*** ***Пирожков Сергей Михайлович***
1.5.	Контактные тел., адрес электронной почты Заявителя	***тел.: (383)2191-169, 2191-197*** ***факс:(383) 2191-521, 2235-445*** ***e-mail: pirozhkov@sibirtelecom.ru***

2.1. Основные параметры ценной бумаги (акции)

2.1.1.	Сокращенное наименование эмитента, указанное в Уставе (на русском и английском языках)	***ОАО «Сибирьтелеком»*** ***OJSC Sibirtelecom***
2.1.2.	Вид, тип и форма выпуска ценной бумаги	***Акции обыкновенные именные бездокументарные***
2.1.3.	Номинальная стоимость ценой бумаги	***0,15 руб.***
2.1.4.	Количество ценных бумаг (по типам) и общий объем эмиссии	***Количество обыкновенных акций: 12 011 401 829 шт.*** ***Общий объем эмиссии: 1 801 710 274,35 руб.***
2.1.5.	Номер и дата государственной регистрации выпуска ценных бумаг, регистрирующий орган	***№1-04-00195-А от 25.07.2003г., ФКЦБ России***
2.1.6.	Номер и дата регистрации отчета об итогах выпуска ценных бумаг, регистрирующий орган	***Распоряжением ФКЦБ России от 25.07.2003г. №03-1565/р осуществлено объединение с 5 по 15 выпусков обыкновенных именных бездокументарных акций*** ***Отчет по итогам 5-го выпуска обыкновенных именных бездокументарных акций (государственный***

		регистрационный номер №1-05-00195-А) зарегистрирован ФКЦБ России 26.10.2001г. ***Отчеты по итогам с 6 по 15 выпусков обыкновенных именных бездокументарных акций (государственные регистрационные номера №1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А) зарегистрированы ФКЦБ России 27.12.2002г.***
2.1.7.	ISIN коды ценных бумаг	***RU0009087456***

3. Информация об Эмитенте

3.1.	Свидетельство о гос. регистрации (о внесении записи в ЕГРЮЛ)	***Дата государственной регистрации эмитента: 30.05.1994г.*** ***Номер свидетельства о государственной регистрации: ГР 1161*** ***Орган, осуществивший государственную регистрацию: Новосибирская городская регистрационная палата*** ***Свидетельство о внесении записи в Единый государственный реестр юридических лиц: серия 54 №001572051 от 23.07.2002 г.*** ***Орган, осуществивший регистрацию: Инспекция МНС России по Железнодорожному району г. Новосибирска Новосибирской области*** ***ОГРН: 1025403189778***
3.2.	Количество акционеров	***18 260 (по состоянию на 30.06.2006г.)***
3.3.	Максимальная доля голосующих акций, находящаяся во владении одного лица и его аффилированных лиц	***Доля обыкновенных именных акций ОАО «Сибирьтелеком», находящихся во владении одного лица и/или аффилированных лиц не превышает 75% от общего количества размещенных обыкновенных акций компании.*** ***Основной акционер - ОАО «Связьинвест»(50,67% обыкновенных акций компании).***
3.4.	Стоимость чистых активов	***11 887 732 тыс. руб. (по состоянию на 31.03.2006 г.)***
3.5.	Уставный капитал	***Размер уставного капитала: 2 387 973 276, 45 рублей*** ***Размер уставного капитала в акциях: 15 919 821 843 шт., в том числе обыкновенных именных акций – 12 011 401 829 шт. привилегированных именных акций типа А – 3 908 420 014 шт.*** ***Номинальная стоимость акций – 0,15 рублей***
3.6.	Количество объявленных акций	***Объявленные акции:*** ***обыкновенные акции – 8 924 671 шт.*** ***привилегированные акции типа А – 2 980 586 шт.***
3.7.	Отраслевая принадлежность	***Связь*** ***Код ОКВЭД: 64.20***
3.8	ИНН	***5407127828***
3.9.	Должность и ФИО руководителя	***Генеральный директор*** ***Никулин Анатолий Иванович***
3.10.	Юридический адрес	***г. Новосибирск, ул. М.Горького, 53***
3.11.	Почтовый адрес	***630099, г. Новосибирск, ул. М.Горького, 53***
3.12.	ФИО Председателя Совета директоров	***Беляев Константин Владимирович***

3.13.	Должность и ФИО лиц, ответственных за фондовую деятельность (руководитель и/или специалист) с указанием контактных тел./факса и адреса эл. почты	*Директор департамента ценных бумаг* *Пирожков Сергей Михайлович* *Тел.: (383) 2191-169* *Факс: (383) 2191-521* *E-mail: pirozhkov@sibirtelecom.ru* *Начальник отдела связей с инвесторами* *Шипицын Алексей Викторович* *Тел.: (383) 2191-197* *Факс: (383) 2191-521* *E-mail: shipitsin@sibirtelecom.ru*
3.14.	Количество и месторасположение филиалов и представительств, адреса, телефоны	***ОАО «Сибирьтелеком» имеет следующие филиалы и представительство:*** ***1. Горно-Алтайский филиал, расположенный по адресу: 649000, Республика Алтай, г.Горно-Алтайск, ул.Чорос-Гуркина, 51/1; тел.: (38822) 2-45-71*** ***2. Бурятский филиал, расположенный по адресу: 670000, г. Улан-Удэ, ул. Ленина, 42; тел.: (3012) 21-39-55*** ***3. Хакасский филиал, расположенный по адресу: 655017, Республика Хакасия, г. Абакан, ул. Щетинкина, 20; тел.: (39022) 23-91-00*** ***4. Алтайский филиал, расположенный по адресу: 656049, г. Барнаул, ул. Интернациональная, 74; тел.: (3852) 35-35-30*** ***5. Красноярский филиал, расположенный по адресу: 660017, г. Красноярск, проспект Мира, 102; тел.: (3912) 66-05-06*** ***6. Иркутский филиал, расположенный по адресу: 664011, г. Иркутск, ул. Свердлова, 37; тел.: (3952) 242-240*** ***7. Кемеровский филиал, расположенный по адресу: 650099, г. Кемерово, проспект Советский, 61; тел.: (3842) 36-33-25*** ***8. Новосибирский филиал, расположенный по адресу: 630099, г. Новосибирск, ул. Ленина, 5; тел.: (383) 219-10-01*** ***9. Омский филиал, расположенный по адресу: 644099, г. Омск, ул. Гагарина, 36; тел.: (3812) 23-32-40*** ***10. Томский филиал, расположенный по адресу: 634061, г. Томск, ул. Фрунзе, 83а; тел.: (3822)522-494*** ***11. Читинский филиал, расположенный по адресу: 672076, г. Чита, ул. Ленина, 107; тел.: (3022) 350-000*** ***12. Представительство в г. Москве, расположенное по адресу: 119002, г. Москва, Плотников переулок, 3, тел.: (495) 241-2601***
3.15.	Банковские реквизиты	***р/с № 40702810144070102945 в Сибирском банке Сбербанка России г.Новосибирск (Центральное ОСБ № 139);*** ***к/с 30101810500000000641;*** ***БИК 045004641***
3.16.	Контактные тел./факс	***тел.: (383)2191-106, 2191-169*** ***факс:(383)2191-521, 2235- 445***
3.17.	Адрес электронной почты	***office@sibirtelecom.ru***
3.18	Адрес страницы в Internet	***http://www.sibirtelecom.ru***

4. Информация о выпусках ценных бумаг эмитента

4.1. Общее количество акций эмитента, из них:

	Штук	Рублей
Обыкновенные	*12 011 401 829*	*1 801 710 274,35*
Привилегированные	*3 908 420 014*	*586 263 002,10*
Итого (размер уставного капитала)	*15 919 821 843*	*2 387 973 276,45*

4.2. Общее количество зарегистрированных выпусков акций:

	Событие	Дата регистрации выпуска	Код регистрации	Количество акций в выпуске, шт.		Номинальная стоимость, руб.
				обыкновенных	привилег.	
1.	***Первый выпуск (при учреждении акционерного общества) (аннулирован)***	***08.06.1994г.***	***№51-1п-646***	***1 029 100***	***485 430(тип А) 427 190 (тип Б)***	***100,00***
2.	***Второй выпуск (аннулирован)***	***10.07.1996г.***	***№51-1-1033***	***14 562 900***	***4 854 300***	***10 000,00***
3.	***Третий выпуск (аннулирован)***	***17.09.1997г.***	***№1-03-00195-А №2-03-00195-А***	***14 562 900***	***4 854 300***	***15,00***
4.	***Четвертый выпуск (аннулирован)***	***20.10.2000г.***	***№1-04-00195-А №2-04-00195-А***	***12 203 365***	***4 067 706***	***15,00***
5.	***Пятый выпуск***	***19.09.2001г.***	***№1-05-00195-А №2-05-00195-А***	***2 676 626 500***	***892 200 600***	***0,15***
6.	***Шестой выпуск***	***25.10.2002г.***	***№1-06-00195-А №2-06-00195-А***	***68 884 403***	***22 960 001***	***0,15***
7.	***Седьмой выпуск***	***25.10.2002г.***	***№1-07-00195-А №2-07-00195-А***	***325 847 296***	***108 614 440***	***0,15***
8.	***Восьмой выпуск***	***25.10.2002г.***	***№1-08-00195-А №2-08-00195-А***	***285 890 540***	***436 694 212***	***0,15***
9.	***Девятый выпуск***	***25.10.2002г.***	***№1-09-00195-А №2-09-00195-А***	***1 501 895 988***	***500 634 290***	***0,15***
10.	***Десятый выпуск***	***25.10.2002г.***	***№1-10-00195-А №2-10-00195-А***	***1 438 811 586***	***479 571 247***	***0,15***
11.	***Одиннадцатый выпуск***	***25.10.2002г.***	***№1-11-00195-А №2-11-00195-А***	***1 558 697 405***	***519 565 836***	***0,15***
12.	***Двенадцатый выпуск***	***25.10.2002г.***	***№1-12-00195-А №2-12-00195-А***	***1 147 147 521***	***382 385 698***	***0,15***
13.	***Тринадцатый выпуск***	***25.10.2002г.***	***№1-13-00195-А №2-13-00195-А***	***312 470 198***	***104 153 691***	***0,15***
14.	***Четырнадцатый выпуск***	***25.10.2002г.***	***№1-14-00195-А №2-14-00195-А***	***1 384 929 513***	***461 639 999***	***0,15***
15.	***Пятнадцатый выпуск***	***25.10.2002г.***	***№1-15-00195-А***	***1 310 200 879***	***-***	***0,15***
16.	***Объединение с 5 по 15 выпусков ценных бумаг****	***25.07.2003г.***	***№1-04-00195-А №2-04-00195-А***	***12 011 401 829***	***3 908 420 014***	***0,15***
Общее кол-во акций в обращении				***12 011 401 829***	***3 908 420 014***	***0,15***

****Распоряжением ФКЦБ России от 25 июля 2003 № 03-1565/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества «Сибирьтелеком», в результате которого:***

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком»:
1-05-00195-А от 19.09.2001; 1-06-00195-А от 25.10.2002; 1-07-00195-А от 25.10.2002;
1-08-00195-А от 25.10.2002; 1-09-00195-А от 25.10.2002; 1-10-00195-А от 25.10.2002;
1-11-00195-А от 25.10.2002; 1-12-00195-А от 25.10.2002; 1-13-00195-А от 25.10.2002;
1-14-00195-А от 25.10.2002; 1-15-00195-А от 25.10.2002.
Указанным выпускам обыкновенных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 1-04-00195-А от 25 июля 2003 года.

- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком»:
2-05-00195-А от 19.09.2001; 2-06-00195-А от 25.10.2002; 2-07-00195-А от 25.10.2002;
2-08-00195-А от 25.10.2002; 2-09-00195-А от 25.10.2002; 2-10-00195-А от 25.10.2002;
2-11-00195-А от 25.10.2002; 2-12-00195-А от 25.10.2002; 2-13-00195-А от 25.10.2002;
2-14-00195-А от 25.10.2002.
Указанным выпускам привилегированных именных бездокументарных акций ОАО «Сибирьтелеком» присвоен государственный регистрационный номер 2-04-00195-А от 25 июля 2003 года.

5. Информация о реестродержателе

5.1.	Полное и сокращенное наименования, указанные в Уставе	*Открытое акционерное общество «Объединенная регистрационная компания» ОАО «ОРК»*
5.2.	Номер Лицензии, выданной лицензирующим органом	*10-000-1-00314 без ограничения срока действия*
5.3.	Должность и ФИО руководителя	*Генеральный директор – Толстохлебов Сергей Николаевич*
5.4.	Юридический адрес	*113095, г. Москва, ул. Пятницкая, д. 70*
5.5.	Реквизиты соглашения с эмитентом об обслуживании	*Договор на оказание услуг по ведению реестра владельцев ценных бумаг № 98 от 19.01.1998 г.*
5.6.	Банковские реквизиты реестродержателя	*р/с 40702810200000005193 в ОПЕРУ Московского ГТУ Банка России к/с 30101810100000000716 БИК 044525716 ИНН 7705108630*
5.7.	Почтовый адрес	*107078, г.Москва, а/я 162*
5.8.	Контактные тел./факс	*(495) 933-42-21*
5.9.	Адрес электронной почты	*ork@ork-reestr.ru*

И. о. генерального директора **И.В. Дадыкин**
(на основании приказа
№ОК-136 от 05.07.2006г.)

М.П.

II-1

RECEIVED

2007 JAN -4 A 5:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary
of the Quarterly Report of Sibirtelecom OJSC for 3rd Quarter 2006
(the "Quarterly Report")

The Quarterly Report contains certain basic information about Sibirtelecom OJSC (the "**Issuer**"):

- Full name: Sibirtelecom Open Joint-Stock Company;
- Address: 53, M. Gorky St., Novosibirsk, Russia;
- Date of state registration: 30 May, 1994; number of state registration certificate: ГР 1161.

The Quarterly Report includes information concerning the Issuer's accountant, financial counselors, members of the Issuer's management bodies, including financial control bodies, as well as information regarding Issuer's employees and a full list of Issuer's bank accounts. The Issuer's accountant is KPMG CJSC. Financial counselor is Federal Fund Corporation OJSC and Investment Company AVK CJSC.

The Quarterly Report provides certain information about Issuer's financial activity and position in Q3 2006. Market capitalization of the ssuer as calculated on the basis of the market value of common and preferred shares as of the end of Q3 2006 stood at RUR 36,179,666,776. The total number of Issuer's common registered shares as at that date was 12,011,401,829.

Full text of Q3 2006 quarterly financial statements and profit and losses statements are enclosed herewith.

The Quarterly Report includes detailed information about Issuer's position in the telecommunications industry. On the local communications market and the mobile telecommunications market the Issuer remains the largest operator in the Siberian region.

The Issuer's long-term goals are to maintain leading positions in the markets of fixed-line local, long-distance telephony and the markets of Internet services and data transfer in all regions of the Issuer's service area and to achieve more active expansion of the Issuer affiliates on the mobile communication market.

The Issuer's authorized and paid in capital as at the end of Q3 2006 stood at RUR 2,387,973,276.45.

The key shareholders of the Issuer are:

- Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital);
- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Nonprofit Partnership National Depositary Center owning 17.47%, 9.95% and 8.94% of all company's shares respectively.

According to the Quarterly Report, during Q3 2006 the Issuer related party transaction in the aggregate amount of RUR 259,532,000.

Further, the Quarterly Report comprises information concerning the Issuer's shares and previous issue of securities. No issue of securities by the Issuer took place during the reporting period.

Full text of the Quarterly Report in Russian is enclosed herewith.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество «Сибирьтелеком»

Код эмитента: 00195-А

за III квартал 2006 года

Место нахождения: Россия, г. Новосибирск, ул. М. Горького, 53

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ___ ноября 2006г.	____________ подпись	____________ А.И. Никулин
Главный бухгалтер ___ ноября 2006г.	____________ подпись М.П.	____________ Г.И. Хвощинская

Контактное лицо: начальник отдела ценных бумаг и работы с акционерами – Банникова Людмила Григорьевна
Телефон: (383) 219-11-95 Факс: (383) 223-54-45
Адрес страницы в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете: www.sibirtelecom.ru/investor/archot.php

Оглавление

Введение ... 5

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет. ... 7

1.1. Лица, входящие в состав органов управления эмитента. ... 7
1.2. Сведения о банковских счетах эмитента. ... 7
1.3. Сведения об аудиторе (аудиторах) эмитента. ... 8
1.4. Сведения об оценщике эмитента. ... 9
1.5. Сведения о консультантах эмитента. ... 10
1.6. Сведения об иных лицах, подписавших ежеквартальный отчет. ... 11

II. Основная информация о финансово - экономическом состоянии эмитента. ... 12

2.1. Показатели финансово - экономической деятельности эмитента ... 12
2.2. Рыночная капитализация эмитента. ... 13
2.3. Обязательства эмитента. ... 15
2.3.1. Кредиторская задолженность. ... 15
2.3.2. Кредитная история эмитента. ... 17
2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам. ... 19
2.3.4. Прочие обязательства эмитента. ... 20
2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг. ... 20
2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг. ... 20
2.5.1. Отраслевые риски. ... 20
2.5.2. Страновые и региональные риски. ... 23
2.5.3. Финансовые риски. ... 24
2.5.4. Правовые риски. ... 26
2.5.5. Риски, связанные с деятельностью эмитента. ... 28

III. Подробная информация об эмитенте. ... 32

3.1. История создания и развитие эмитента. ... 32
3.1.1. Данные о фирменном наименовании эмитента. ... 32
3.1.2. Сведения о государственной регистрации эмитента. ... 33
3.1.3. Сведения о создании и развитии эмитента. ... 33
3.1.4. Контактная информация. ... 35
3.1.5. Идентификационный номер налогоплательщика. ... 35
3.1.6. Филиалы и представительства эмитента. ... 35
3.2. Основная хозяйственная деятельность эмитента. ... 37
3.2.1. Отраслевая принадлежность эмитента. ... 37
3.2.2. Основная хозяйственная деятельность эмитента. ... 38
3.2.3. Основные виды продукции (работ, услуг). ... 38
3.2.4. Сырье (материалы) и поставщики эмитента. ... 40
3.2.5. Рынки сбыта продукции (работ, услуг) эмитента. ... 41
3.2.6. Сведения о наличии у эмитента лицензий. ... 42
3.2.7. Совместная деятельность эмитента. ... 44
3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, управляющими компаниями или страховыми организациями ... 44
3.2.9. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых ... 45
3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи. ... 45
3.3. Планы будущей деятельности эмитента. ... 67
3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях. ... 68
3.5. Дочерние и зависимые хозяйственные общества эмитента. ... 70
3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента. ... 87
3.6.1. Основные средства. ... 87

IV. Сведения о финансово - хозяйственной деятельности эмитента. 90

4.1. Результаты финансово - хозяйственной деятельности эмитента. 90
4.1.1. Прибыль и убытки. 90
4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности. 91
4.2. Ликвидность эмитента, достаточность капитала и оборотных средств. 91
4.3. Размер и структура капитала и оборотных средств эмитента. 92
4.3.1. Размер и структура капитала и оборотных средств эмитента. 92
4.3.2. Финансовые вложения эмитента. 93
4.3.3. Нематериальные активы эмитента. 95
4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований. 96
4.5. Анализ тенденций развития в сфере основной деятельности эмитента. 96

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента. 103

5.1. Сведения о структуре и компетенции органов управления эмитента. 103
5.2. Информация о лицах, входящих в состав органов управления эмитента. 108
5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента. 125
5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента. 126
5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента. 127
5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента. 131
5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента. 131
5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента. 132

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность 133

6.1. Сведения об общем количестве акционеров (участников) эмитента. 133
6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций. 133
6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции"). 134
6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента. 135
6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций. 135
6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность. 137
6.7. Сведения о размере дебиторской задолженности. 137

VII. Бухгалтерская отчетность эмитента и иная финансовая информация. 139

7.1. Годовая бухгалтерская отчетность эмитента. 139
7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал. 139
7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год. 139
7.4. Сведения об учетной политике эмитента. 139
7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж. 139

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года. 139
7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента. 140

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах. 147

8.1. Дополнительные сведения об эмитенте. 147
8.1.1. Сведения о размере, структуре уставного капитала эмитента. 147
8.1.2. Сведения об изменении размера уставного капитала эмитента. 149
8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента. 150
8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента. 150
8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций. 152
8.1.6. Сведения о существенных сделках, совершенных эмитентом. 156
8.1.7. Сведения о кредитных рейтингах эмитента. 156
8.2 Сведения о каждой категории (типе) акций эмитента. 157
8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента. 160
8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы). 160
8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении. 162
8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт). 181
8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям. 182
8.5. Условия обеспечения исполнения обязательств по облигациям выпуска. 182
8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента. 183
8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам. 184
8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента. 184
8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента. 204
8.10. Иные сведения. 208
ПРИЛОЖЕНИЕ 1. Квартальная бухгалтерская отчетность ОАО «Сибирьтелеком» за 9 месяцев 2006г. 209

Введение

а) Полное фирменное наименование эмитента:
Открытое акционерное общество «Сибирьтелеком» (далее – Эмитент, Общество)
Open Joint-Stock Company Sibirtelecom

Сокращенное наименование эмитента:
ОАО «Сибирьтелеком»
OJSC Sibirtelecom

б) Место нахождения эмитента:
Россия, г. Новосибирск, ул. М.Горького,53

в) Номера контактных телефонов эмитента, адрес электронной почты:
Тел.: ***(383) 219-11-06; 219-11-69*** Факс: ***(383) 223-54-45***
Адрес электронной почты: ***office@sibirtelecom.ru***

г) Адрес страницы в сети “Интернет”, на которой публикуется полный текст ежеквартального отчета эмитента: ***www.sibirtelecom.ru/investor/archot.php***

д) основные сведения о ценных бумагах Эмитента, находящихся в обращении:

1. Вид: ***акции***
Форма ценных бумаг: ***именные бездокументарные***
Категория: ***привилегированные***
Тип акций: ***А***
Количество ценных бумаг выпуска: ***3 908 420 014 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***0,15 руб.***

2. Вид: ***акции***
Форма ценных бумаг: ***именные бездокументарные***
Категория: ***обыкновенные***
Количество ценных бумаг выпуска: ***12 011 401 829 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***0,15 руб.***

3. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***04***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

4. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***05***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

5. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***06***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

6. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *07*
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*

е) иная информация: *отсутствует*

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров:

Персональный состав совета директоров, избранный годовым общим собранием акционеров 19 июня 2006г. (протокол № 1):

Председатель Совета директоров
Беляев Константин Владимирович, 1968 г.р.

Члены Совета директоров:
Бескоровайный Андрей Владимирович, 1958 г.р.
Ермолич Александр Аркадьевич, 1950 г.р.
Забузова Елена Викторовна, 1950 г.р.
Кузнецов Сергей Иванович, 1953 г.р.
Коваленко Геннадий Иванович, 1946 г.р.
Никулин Анатолий Иванович, 1950 г.р.
Репин Игорь Николаевич, 1966 г.р.
Ситников Сергей Георгиевич, 1949 г.р.
Статьин Владимир Анатольевич, 1959 г.р.
Чечельницкий Евгений Александрович, 1973 г.р.

Коллегиальный исполнительный орган (правление):

Председатель правления:
Никулин Анатолий Иванович, 1950 г.р.

Члены Правления:
Борзенко Иван Иванович, 1951 г.р.
Гриб Анатолий Викторович, 1961 г.р.
Дадыкин Иван Витальевич, 1960 г.р.
Киричек Нина Ивановна, 1948 г.р.
Ноздрин Владимир Викторович, 1950 г.р.
Пономарев Илья Владимирович, 1970 г.р.
Хвощинская Галина Ивановна, 1965 г.р.
Черникова Тамара Алексеевна, 1959 г.р.
Шейфер Александр Андреевич, 1952 г.р.

Единоличный исполнительный орган (генеральный директор):
Никулин Анатолий Иванович, 1950 г.р.

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Центральное ОСБ № 139 Сибирский банк СБ РФ***

ИНН: *7707083893*
БИК: *45004641*
Корреспондентский счет: *30101810500000000641*
Тип и номер счета эмитента: *расчетный 40702810144070102945*
расчетный 40702810118020101326
расчетный 40702810174000103958
расчетный 40702810226020102800
расчетный 40702810464010136540
расчетный 40702810509160106598
расчетный 40702810602020001850
расчетный 40702810731280113856
расчетный 40702810345000104357
расчетный 40702810000000001568

1.3. Сведения об аудиторе (аудиторах) эмитента.

Полное наименование: ***Закрытое акционерное общество «КПМГ»***
Сокращенное наименование: ***ЗАО «КПМГ»***
Место нахождения ***Российская Федерация, г. Москва, Олимпийский проспект д. 18/1, ком. 3035***
ИНН: *7702019950*
Тел.: ***(495) 937 44 77*** Факс: ***(495) 937 44 00***

Данные о лицензии аудитора:
Номер лицензии: ***E 003330***
Дата выдачи: ***17.01.2003***
Срок действия: ***17.01.2008***
Орган, выдавший лицензию: ***Министерство финансов РФ***

Финансовый год (годы), за который (за которые) аудитором проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента:
Аудиторская проверка бухгалтерской отчетности не проводилась в связи с избранием данного аудитора на годовом общем собрании акционеров 19 июня 2006 года.

Факторы, которые могут оказать влияние на независимость аудитора от эмитента и меры, предпринятые эмитентом и аудитором для снижения влияния указанных факторов:
Согласно статьи 12 Федерального закона «Об аудиторской деятельности» №119-ФЗ от 07.02.2001 года, аудит не может осуществляться:
1) аудиторами, являющимися учредителями (участниками) аудируемых лиц, их руководителями, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
2) аудиторами, состоящими с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности, в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов);
3) аудиторскими организациями, руководители и иные должностные лица которых являются учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
4) аудиторскими организациями, руководители и иные должностные лица которых состоят в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов) с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
5) аудиторскими организациями в отношении аудируемых лиц, являющихся их учредителями

(участниками), в отношении аудируемых лиц, для которых эти аудиторские организации являются учредителями (участниками), в отношении дочерних организаций, филиалов и представительств указанных аудируемых лиц, а также в отношении организаций, имеющих общих с этой аудиторской организацией учредителей (участников);
6) аудиторскими организациями и индивидуальными аудиторами, оказывавшим в течение трех лет, непосредственно предшествовавших проведению аудиторской проверки, услуги по восстановлению и ведению бухгалтерского учета, а также по составлению финансовой (бухгалтерской) отчетности физическим и юридическим лицам, - в отношении этих лиц.

Факторы, которые могут оказать влияние на независимость аудитора от Эмитента: ***отсутствуют.***

Наличие долей участия аудитора (должностных лиц аудитора) в уставном капитале эмитента: ***нет.***

Предоставление заемных средств аудитору (должностным лицам аудиторов) эмитентом: ***нет.***

Наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***нет.***

Сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора: ***таких лиц нет.***

Порядок выбора аудитора эмитента:

Наличие процедуры тендера, связанного с выбором аудитора: ***такой процедуры нет.***

Процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров: ***Кандидатура аудитора предварительно утверждается Советом директоров Общества. Далее вопрос о выборе аудитора включается в повестку дня годового общего собрания акционеров. Аудитор избирается голосованием на годовом общем собрании акционеров.***
В соответствии со ст. 17 Устава общества:
Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.
Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.
Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) ***нет.***

Отсроченные и просроченные платежи за оказанные аудитором услуги: ***отсутствуют.***

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещенных эмитентом ценных бумаг, находящихся в обращении, рыночной стоимости основных средств или недвижимого имущества эмитента, оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг эмитента, оценщик ***не привлекался.***

1.5. Сведения о консультантах эмитента.

1. Полное фирменное наименование финансового консультанта на рынке ценных бумаг:
Открытое акционерное общество "Федеральная фондовая корпорация"
Сокращенное фирменное наименовании: ***ОАО "Федеральная фондовая корпорация"***
Место нахождения: ***119034, Россия, г. Москва, ул. Остоженка, 25***
ИНН: ***7706024711***
Телефон: ***(495) 737-86-30***
Факс: ***(495) 737-86-32***
Номер лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
077-06174-100000
Дата выдачи лицензии на осуществление брокерской деятельности на рынке ценных бумаг: ***29.08.2003***
Срок действия лицензии на осуществление брокерской деятельности на рынке ценных бумаг: ***без ограничения срока действия***
Орган, выдавший указанную лицензию на осуществление брокерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Номер лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
077-06178-010000
Дата выдачи лицензии на осуществление дилерской деятельности на рынке ценных бумаг: ***29.08.2003***
Срок действия лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
без ограничения срока действия
Орган, выдавший указанную лицензию на осуществление дилерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. оказание содействия Эмитенту при подготовке проспекта Облигаций;

2. подписание проспекта ценных бумаг, а также документации, которая может потребоваться Эмитенту для организации обращения и, если применимо, размещения Облигаций у организаторов торговли (после надлежащей проверки и получения соответствующих письменных заверений Эмитента в достоверности и полноте всей информации, содержащейся в проспекте ценных бумаг, за исключением части, подтверждаемой аудитором и/или оценщиком);

3. осуществление контроля за соблюдением требований федеральных законов и иных нормативных правовых актов, в том числе требований к рекламе и порядку раскрытия информации, включая мониторинг раскрытия информации на этапах эмиссии ценных бумаг, а также за соблюдением условий размещения, предусмотренных решением о выпуске Облигаций;

4. подписание отчета об итогах выпуска ценных бумаг;

5. предоставление консультаций по вопросам, связанным с подготовкой решения о выпуске ценных бумаг, проспекта ценных бумаг, отчета об итогах выпуска ценных бумаг, иной документации, связанной с выпуском, размещением, организацией обращения Облигаций, а также по текущим вопросам в ходе эмиссии Облигации;

6. предоставление консультаций по вопросам, связанным с подготовкой решений органов управления Эмитента, сопровождающим выпуск, размещение облигаций (решение о размещении, одобрение сделки с заинтересованностью, одобрение крупной сделки, утверждение решения о выпуске ценных бумаг, утверждение отчета об итогах выпуска ценных бумаг и пр.);

7. предоставление консультаций по российскому праву по вопросам выпуска корпоративных облигаций и по требованиям законодательства о раскрытии информации при эмиссии ценных бумаг.

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

2. Полное и сокращенное фирменные наименования финансового консультанта: ***Закрытое акционерное общество «Инвестиционная компания АВК», ЗАО «ИК АВК»***

Место нахождения: ***191025, Санкт-Петербург, Невский проспект, 102***

Номер телефона: ***(812) 327 3399***

Номер факса: ***(812) 237-06-50***

Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***http://www.avk.ru***

Номер, дата выдачи и срок действия лицензии на осуществление профессиональной деятельности на рынке ценных бумаг, орган, выдавший указанную лицензию:

Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности № 178-03255-100000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России;

Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России

Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. Подготовка документов, необходимых для государственной регистрации выпуска облигаций, в том числе:

- ***Подготовка проспекта ценных бумаг для регистрации в ФСФР России.***
- ***Подготовка отчета об итогах выпуска облигаций для регистрации в ФСФР России.***

2. Консультирование по вопросам, связанным с принятием уполномоченными органами всех решений, необходимых для организации выпуска облигаций в соответствии с законодательством Российской Федерации, раскрытия обществом информации в связи с организацией выпуска облигаций, подготовкой проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

3. Консультирование по вопросам формирования пакета документов для регистрации решения о выпуске облигаций, проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

4. Предоставление иных услуг, которые, в соответствии с действующим на дату предоставления услуги законодательством о рынке ценных бумаг должны предоставляться участниками рынка ценных бумаг, оказывающими услуги финансового консультанта на рынке ценных бумаг. В том числе Финансовый консультант предоставляет следующие услуги:

- ***Подписание проспекта ценных бумаг;***
- ***Осуществление проверки раскрытия информации об утверждении решения о выпуске облигаций на соответствие требованиям федеральных законов и нормативных правовых актов уполномоченного регистрирующего органа;***
- ***Подписание отчета об итогах выпуска облигаций.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для государственной регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Ежеквартальный отчет подписан только должностными лицами эмитента.

II. Основная информация о финансово - экономическом состоянии эмитента.

2.1. Показатели финансово - экономической деятельности эмитента

Показатели финансово-экономической деятельности эмитента:

Наименование показателя	2 кв. 2006 г.	3 кв. 2006 г.
Стоимость чистых активов эмитента, тыс. руб.	12 522 420	13 249 383
Отношение суммы привлеченных средств к капиталу и резервам, %	146	129
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	45	51
Покрытие платежей по обслуживанию долгов, %	87	73
Уровень просроченной задолженности, %	0,2	0,1
Оборачиваемость дебиторской задолженности, раз	2	2
Доля дивидендов в прибыли, %	*	*
Производительность труда, руб./чел.	134 824	149 853
Амортизация к объему выручки, %	13,4	12,1

Примечания к таблице:
* - информация не может быть представлена, т.к. выплата дивидендов осуществляется по результатам работы за год.

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.
Чистые активы рассчитаны в соответствии с порядком оценки стоимости чистых активов акционерного общества, утвержденным Приказом Минфина России № 10н и ФКЦБ России № 03-6/пз от 29 января 2003 г.

Анализ платежеспособности и уровня кредитного риска эмитента, а также финансового положения эмитента на основе экономического анализа динамики приведенных показателей:
На 01.10.06 чистые активы эмитента составляют 13 249 384 тыс. руб., увеличившись за 3-й квартал на 5,8% в связи с получением эмитентом чистой прибыли и соответствующим ростом собственного капитала.
Показатели отношения суммы привлеченных средств к сумме капитала и резервов и отношения краткосрочных обязательств к сумме капитала и резервов являются индикаторами финансовой зависимости эмитента. Чем больше эти показатели, тем выше финансовая зависимость эмитента от внешних контрагентов, но чем меньше эти показатели, тем меньше финансовый рычаг компании. В течение 3-го квартала 2006 года финансовая зависимость эмитента от внешних контрагентов уменьшилась в части долгосрочных обязательств, но возросла в части краткосрочных.
Оборачиваемость дебиторской задолженности во 2, 3 кварталах 2006 года составляет 2 об., что равнозначно 45 дням.
Производительность труда во 2 квартале 2006 года составляет 134,8 тыс. руб. на 1 сотрудника, в 3-м квартале – 149,8 тыс. руб.
Доля амортизации в 3-м квартале составляет 12,1%. Столь высокий уровень амортизации в выручке обусловлен тем, что эмитент функционирует в фондоемкой отрасли, доля основных средств в структуре активов эмитента составляет 64%.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента по состоянию на 31.12.2001г.:

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным акциям – ***1 442 434 021 руб.***

Количество обыкновенных акций эмитента на 31.12.2001г. - ***2 676 626 500 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,53890 руб.***

Методика определения рыночной капитализации эмитента на основании расчета рыночной цены привилегированных акций эмитента не может быть применена (через организатора торговли Некоммерческое партнерство «Фондовая биржа РТС» с привилегированными акциями эмитента в течение последних 90 торговых дней с даты определения рыночной цены было совершено менее 10 сделок).

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным и привилегированным акциям – ***1 442 434 021 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г.:

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным акциям – ***10 094 141 869 руб.***

Количество обыкновенных акций эмитента на 31.12.2002г. -- ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,84038 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по привилегированным акциям – ***1 889 486 572 руб.***

Количество привилегированных акций эмитента на 31.12.2002г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,48344 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным и привилегированным акциям - ***11 983 628 441 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г.:

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным акциям – ***11 385 007 224 руб.***

Количество обыкновенных акций эмитента на 31.12.2003г. -- ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) - ***0,94785 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по привилегированным акциям – *2 536 095 579 руб.*

Количество привилегированных акций эмитента на 31.12.2003г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *0,64888 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным и привилегированным акциям - *13 921 102 802 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2004г.:

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным акциям – *18 618 753 861 руб.*

Количество обыкновенных акций эмитента на 31.12.2004г. – *12 011 401 829 шт.*

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,55009 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по привилегированным акциям – *3 990 731 339 руб.*

Количество привилегированных акций эмитента на 31.12.2004г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,02106 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным и привилегированным акциям – *22 609 485 201 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2005г.:

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным акциям – *25 835 684 536 руб.*

Количество обыкновенных акций эмитента на 31.12.2005г. – *12 011 401 829 шт.*

Рыночная цена одной обыкновенной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *2,15093 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по привилегированным акциям – *7 389 688 805 руб.*

Количество привилегированных акций эмитента на 31.12.2005г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных

[1] прежнее наименование Открытое акционерное общество «Фондовая биржа РТС»

ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,89071 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным и привилегированным акциям – *33 225 373 341 руб.*

Рыночная капитализация эмитента по состоянию на 30.09.2006г.:

Рыночная капитализация эмитента по состоянию на 30.09.2006г., рассчитанная по обыкновенным акциям – *29 400 668 599 руб.*

Количество обыкновенных акций эмитента на 30.09.2006г. – *12 011 401 829 шт.*

Рыночная цена одной обыкновенной акции эмитента на 30.09.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *2,44773 руб.*

Рыночная капитализация эмитента по состоянию на 30.09.2006г., рассчитанная по привилегированным акциям – *6 778 998 177 руб.*

Количество привилегированных акций эмитента на 30.09.2006г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента на 30.09.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,73446 руб.*

Рыночная капитализация эмитента по состоянию на 30.09.2006г., рассчитанная по обыкновенным и привилегированным акциям – *36 179 666 776 руб.*

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

Информация об общей сумме кредиторской задолженности Эмитента, с отдельным указанием общей суммы просроченной кредиторской задолженности:

Наименование показателя	на 30.09.2006
Общая сумма кредиторской задолженности, всего, тыс. руб. в том числе:	16 902 216
Общая сумма просроченной кредиторской задолженности, всего, тыс. руб.	18 121
в том числе	
перед бюджетом и внебюджетными фондами, тыс. руб.	-
просроченная задолженность по кредитам, тыс. руб.	-
просроченная задолженность по займам, тыс. руб.	-
по выпущенным эмитентом ценным бумагам (облигациям, векселям, р.), тыс. руб.	-

Основные условия просроченной кредиторской задолженности (процентная ставка, штрафные санкции, пени), предполагаемые сроки погашения:

Условия, предусмотренные в договорах, по которым на 01.10.06 числится просроченная кредиторская задолженность:

1. Договором № ЭС-АБ-77 от 20.03.05, заключенным с ЗАО «Элсис СПб» предусмотрена

ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,02% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в ноябре 2006 г.

2. Договором № 1327 от 23.12.05 с ООО «ТехноСерв АС» предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,05% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности осуществлено в октябре 2006 г.

3. Договором № 2474 от 22.02.06 с ООО «РБС» предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,03% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.

Причина неисполнения обязательств: несвоевременное представление счетов к оплате. Погашение задолженности осуществлено в октябре 2006 г.

4. Договором № 122/06-04 от 13.07.06 с ООО «Связь-Сервис» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности 18.10.06 г.

5. Договором № 2450 от 10.02.06 с ООО Предприятие «Элтекс» предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,05% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.

Причина неисполнения обязательств: несвоевременное представление счетов к оплате. Погашение задолженности осуществлено в октябре 2006 г.

6. Договором № 12616 от 01.06.04 с ЗАО «Омсклайн» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в ноябре 2006 г.

7. Договором № 121 от 02.06.04 и № 07-08/1139 от 01.07.04 с ЗАО «Аудиотеле» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в ноябре 2006 г.

8. Договором № 3 от 03.07.06г. с ООО «Спецремонт» предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,05% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в октябре 2006 г.

Структура кредиторской задолженности Эмитента:

на 30.09.2006г.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками, руб.	1 829 233	489 222
в том числе просроченная, руб.	18 121	-
Кредиторская задолженность перед персоналом организации, руб.	237 946	-
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	422 397	5 546
в том числе просроченные, руб.	-	-
Кредиты, руб.	791 787	2 245 604
в том числе просроченные, руб.	-	-
Займы, всего, руб.	2 248 273	7 000 000
в том числе просроченные, руб.	-	-

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
в том числе облигационные займы, руб.	2 243 468	7 000 000
в том числе просроченные облигационные займы, руб.	-	-
Прочая кредиторская задолженность, руб.	1 112 279	519 928
в том числе просроченные, руб.	-	-
Итого, руб.	6 641 914	10 260 300

Кредиторы, на долю которых приходится не менее 10% от общей суммы кредиторской задолженности: ***отсутствуют.***

2.3.2. Кредитная история эмитента.

Наименование обязательства	Наименование кредитора (займодавца)	Сумма основного долга (руб.)	Срок кредита (займа) / срок погашения	Наличие просрочки исполнения обязательств в части выплаты суммы основного долга и/или установленных процентов, срок просрочки, дней
Облигационный заем	Юридические и физические лица	1 530 000 000	3 года / 14.07.2006	заем погашен
Облигационный заем		2 000 000 000	3 года / 05.07.2007	просрочка отсутствует
Облигационный заем		3 000 000 000	3 года / 25.04.2008	просрочка отсутствует
Облигационный заем		2 000 000 000	5 лет / 16.09.2010	просрочка отсутствует
Облигационный заем		2 000 000 000	3 года /20.05.2009	просрочка отсутствует

Исполнение обязательств по каждому выпуску облигаций, совокупная номинальная стоимость которых составляет 5 и более процентов балансовой стоимости активов эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций.

1. Полное наименование ценных бумаг: ***облигации неконвертируемые процентные документарные на предъявителя серии 03***

   Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-03-00195-А от 27.06.2003г.***

   Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

   Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***19.08.2003г.***

   Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

   Количество ценных бумаг выпуска: ***1 530 000 шт.***

   Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

   Объем выпуска ценных бумаг по номинальной стоимости: ***1 530 000 000 руб., что составляло 9,48 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

2. Полное наименование ценных бумаг: ***документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-04-00195-А от 13.04.2004г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.09.2004г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 9,46 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

3. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 05 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-05-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.06.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***3 000 000 000 руб., что составляло 12,04 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

4. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 06 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-06-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***03.11.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 7,09 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

5. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 07 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-07-00195-А от 27.04.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***06.07.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

Объем выпуска ценных бумаг по номинальной стоимости: *2 000 000 000 руб., что составляет 6,56% от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций*

Наименование обязательства	Размер основного долга, тыс.руб.	Дата погашения		Размер процентной ставки, %	Дата выплат	
		план	факт		план	факт
Облигационный заем (серии 04)	2 000 000	05.07.2007	срок погашения не наступил	12,5	06.01.05;	06.01.05;
					07.07.05;	07.07.05;
					10.01.06;	05.01.06;
					06.07.06;	06.07.06;
					04.01.07;	даты выплат не наступили
					05.07.07.	
Облигационный заем (серии 05)	3 000 000	25.04.2008	срок погашения не наступил	9,2	28.10.05;	28.10.05;
					28.04.06;	28.04.06;
					27.10.06; 27.04.07; 26.10.07; 25.04.08.	даты выплат не наступили
Облигационный заем (серии 06)	2 000 000	16.09.2010	срок погашения не наступил	7,85	23.03.06;	23.03.06;
					21.09.06;	21.09.06;
					22.03.07;	даты выплат не наступили
					20.09.07;	
					20.03.08;	
					18.09.08;	
				ставку по 7-10 купонам определяет совет директоров	19.03.09;	
					17.09.09;	
					18.03.10;	
					16.09.10.	
Облигационный заем (серии 07)	2 000 000	20.05.2009	срок погашения не наступил	8,65	22.11.06;	даты выплат не наступили
					23.05.07;	
					21.11.07;	
					21.05.08;	
					19.11.08;	
					20.05.09.	

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Информация об общей сумме обязательств эмитента из предоставленного им обеспечения и общей сумме обязательств третьих лиц, по которым эмитент предоставил третьим лицам обеспечение, в том числе в форме залога или поручительства, за 3 квартал 2006г

	на 30.09.2006г.
Общая сумма обязательств Эмитента из предоставленного им обеспечения, тыс. руб.	3 817 173
в т.ч. в форме залога, тыс. руб.	2 899 072
в форме поручительства, тыс. руб.	918 101
Общая сумма обязательств третьих лиц, по которым Эмитент предоставил третьим лицам обеспечение, тыс. руб.	918 101
в т.ч. в форме залога, тыс. руб.	-
в форме поручительства, тыс. руб.	918 101

Информация о каждом из обязательств эмитента из обеспечения, предоставленного в 3 квартале 2006г. третьим лицам, в том числе в форме залога или поручительства, составляющем не менее 5 процентов от балансовой стоимости активов эмитента за последний завершенный отчетный квартал:
Такие обязательства отсутствуют.

2.3.4. Прочие обязательства эмитента.

Не имеет места.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Основным направлением использования финансовых ресурсов, получаемых от размещения облигаций эмитента серии 07, является рефинансирование задолженности по ранее привлеченным заемным средствам. Кроме того, часть средств, полученных от размещения облигаций, направляется на финансирование инвестиционной программы ОАО «Сибирьтелеком».

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг.

2.5.1. Отраслевые риски.

Влияние возможного ухудшения ситуации в отрасли эмитента на его деятельность и исполнение обязательств по ценным бумагам:
Ухудшение ситуации в отрасли может негативным образом сказаться на уровне доходов и издержек Эмитента и, в целом, на его финансовом положении, а также на его способности своевременно и в полном объеме отвечать по своим обязательствам.
Уровень конкуренции на российском рынке телекоммуникационных услуг стремительно растет. Наблюдается ослабление рыночных позиций услуг фиксированной телефонной связи за счет роста рынка услуг сотовой связи.
Федеральный закон "О связи", вступивший в силу 1 января 2004 года, создает условия для развития конкурентного рынка в отрасли и повышения прозрачности деятельности операторов связи. Новый Закон устанавливает правовые основы деятельности в области связи, определяет полномочия органов государственной власти в области связи, а также права и обязанности лиц, участвующих в указанной деятельности или пользующихся услугами связи.
Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. Существует некоторый риск замедления темпов роста тарифов на местную связь.

Наиболее значимые, по мнению эмитента, возможные изменения в отрасли на внутреннем и внешнем рынках:
Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими факторами:
- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;
- общим падением объемов производства и снижением темпов экономического роста;
- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;
- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных

операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;

- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

Эмитент не осуществляет деятельность на внешнем рынке.

С 01.01.05 г. вступила в силу ст. 47 ФЗ "О связи" (№ 126-ФЗ от 18.06.03), положения которой изменили существующий ранее порядок предоставления гражданам льгот при пользовании услугами связи, в соответствии с которым операторы связи выставляли счета данной категории пользователей за вычетом суммы льготы с последующей компенсацией от бюджетов соответствующего уровня. Взыскание задолженности из бюджетов соответствующего уровня было весьма проблематичным. Новый порядок предусматривает обязанность граждан, которым предоставлены льготы в оплате услуг связи, вносить плату за оказанные им услуги связи в полном объеме, с последующей компенсацией произведенных ими расходов непосредственно за счет средств бюджета соответствующего уровня.

В апреле 2005 года Постановлением правительства РФ были утверждены правила формирования и расходования средств резерва универсального обслуживания. Согласно этим правилам, начиная с мая 2005 года, операторы связи обязаны ежеквартально перечислять средства в указанный резерв, в размере 1,2 процента средств, размер которых рассчитывается как разность между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Средства резерва расходуются в установленном порядке, предусмотренном для возмещения убытков, причиняемых в связи с оказанием универсальных услуг связи.

Риски, связанные с возможным изменением цен на продукцию и/или услуги эмитента на внутреннем и внешнем рынках, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет экспорт товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

На коммерческую деятельность Эмитента оказывают существенное воздействие колебания цен на услуги связи, продажи которых целиком формируют доходы Эмитента.

Вероятные неблагоприятные тенденции в экономике и ухудшение экономических условий в России может повлечь за собой необходимость увеличения стоимости услуг Эмитента для сохранения прибыльности его деятельности, а также уменьшение деловой активности потребителей продукции Эмитента что, соответственно, вызовет снижение их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги Эмитента. В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение, ликвидность Эмитента.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. В частности, в рамках реформы ценообразования услуг связи предполагается повышение тарифов на местную телефонную связь и уход от субсидирования услуг местной связи со стороны услуг дальней связи. Работа в рамках изменения тарифной политики проводится совместно холдингом ОАО «Связьинвест», Министерством информационных технологий и связи РФ и Федеральной антимонопольной службой.

В соответствии с действующим законодательством, тарифы на услуги операторов, признанных естественными монополистами, подлежат регулированию антимонопольными органами РФ. В соответствии с Федеральным законом от 17.08.1995 № 147-ФЗ (ред. от 29.06.2004) «О естественных монополиях», межрегиональные компании связи являются естественными монополистами, и их деятельность подлежит регулированию со стороны антимонопольных органов.

Изменение тарифов на услуги операторов - естественных монополистов требует согласования с антимонопольными органами РФ, и поэтому, может отставать от изменения реальной экономической ситуации и изменения затрат оператора. Таким образом, для естественных монополистов существует риск несвоевременного изменения тарифов, что уменьшает их конкурентоспособность и может отрицательно повлиять на рентабельность деятельности.

Риски, связанные с изменением цен на сырье, услуги, используемые эмитентом в своей деятельности на внутреннем и внешнем рынке, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет импорт сырья, товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

В 2006 году отношения между Эмитентом и ОАО «Ростелеком» изменились. Услуги в части международной и междугородной телефонной связи оказывает конечным пользователям ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком».

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи.

Кроме того между Эмитентом и ОАО «Ростелеком» заключен договор (в новой редакции) о присоединении сетей электросвязи, в соответствии с которым Эмитент предоставляет ОАО «Ростелеком» услуги по пропуску трафика и получает от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Цены на услуги по присоединению и пропуску регулируются государством.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Общества.

В целом, влияние отраслевых рисков на деятельность Эмитента оценивается как умеренное, так как в результате объединения у ОАО «Сибирьтелеком» появилась возможность использовать единую инфраструктуру и технические средства в пределах Сибирского федерального округа России.

С 1 января 2006 года вступил в силу ряд нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, которые потребуют внесения изменений в структуру взаимоотношений между операторами связи, а также между операторами связи и пользователями.

Кроме того, операторы связи обязаны привести свои сети в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

При оценке изменений финансового результата в части межоператорских взаимоотношений необходимо учитывать, что при осуществлении организационно – технического взаимодействия сетей электросвязи разных операторов, при предоставлении ими услуг конечным пользователям/абонентам, у Общества возникают как доходы, так и расходы. Эмитент полагает, что утвержденная Приказом ФСТ России от 20.12.05 №733-С/7 компенсационная надбавка к цене за услуги местного и зонового инициирования вызова для Общества позволит сохранить финансовый результат «перекрестного субсидирования» нерентабельных услуг местной связи.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Предполагаемые действия эмитента в случае возможного ухудшения ситуации в отрасли:
В случае негативного развития ситуации Эмитент планирует:
- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу Общества;
- скорректировать ценовую и маркетинговую политику Общества;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период:

Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде. Проведенные выборы в государственную Думу и результаты проведенных 14 марта 2004 г. выборов Президента России позволяют с большой долей уверенности прогнозировать продолжение проводимых в стране экономических, правовых и других реформ. Показательным является то, что 25 октябре 2005 года ведущее мировое рейтинговое агентство Moody's Investor Service повысило рейтинг Российской Федерации на одну ступень – до уровня Baa2. 15.12.2005 г. второе ведущее мировое рейтинговое агентство Standard & Poor's также осуществило повышение рейтинга России по обязательствам в иностранной валюте до уровня BBB, а по обязательствам в национальной валюте - до BBB+.

Основными факторами возникновения страновых политических рисков являются:

- ***несовершенство законодательной базы, регулирующей экономические отношения;***
- ***недостаточная эффективность судебной системы;***
- ***неустойчивое положение властных структур в субъектах Российской Федерации;***
- ***неопределенность в образовании уполномоченными государственными органами тарифов.***

К региональным политическим рискам в первую очередь относится смена политического курса в Сибирском регионе, приход к власти радикальной оппозиции, что имело бы негативное выражение в виде политической нестабильности в регионе.

Ухудшение экономической ситуации в Сибирском регионе может произойти в случае существенных изменений в экономической ситуации в России, включая резкие изменения курса национальной валюты, что может повлечь за собой сокращение числа действующих в регионе предприятий промышленности и сельского хозяйства всех форм собственности, рост безработицы, снижение платежеспособного спроса населения.

Результатом негативного развития событий в стране и регионе деятельности Эмитента стала бы необходимость приостановления реализации инвестиционной программы Эмитента, сокращение прироста объемов услуг связи, предоставляемых Эмитентом на территории региона, и замедление темпов роста доходной базы.

Риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность:

Вероятность возникновения военных конфликтов, введения чрезвычайного положения и забастовок в стране и регионе, в которых Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою деятельность, оценивается как недостаточная для того, чтобы рассматривать эти риски в качестве обстоятельств, способных значительным образом повлиять на деятельность Эмитента. Такой вывод подтверждает текущий уровень кредитного рейтинга Российской Федерации, который является инвестиционным.

Для минимизации риска проведения террористических актов Эмитентом приняты дополнительные меры для обеспечения безопасности на предприятии.

Риски, связанные с географическими особенностями страны (стран) и региона, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и/или труднодоступностью и т.п.:

Риски, связанные с географическими особенностями региона, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и труднодоступностью, оцениваются как минимальные.

Соответствующие риски, в том числе связанные с незапланированными расходами на устранение последствий стихийных бедствий, могли бы покрываться страхованием.

Но в настоящее время страховое дело в России находится в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ.

До тех пор, пока Эмитент не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения имущества могут неблагоприятным образом отразиться на деятельности и финансовом состоянии Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

В случае отрицательного влияния страновых и региональных изменений на деятельность Эмитента, планируется осуществить следующие общие мероприятия, направленные на поддержание доходности деятельности Общества:

- оптимизировать затраты, включая меры по ограничению расходов на заработную плату;

- пересмотреть программу капиталовложений;

- принять меры по повышению оборачиваемости дебиторской задолженности путем ужесточения платежной дисциплины в отношении дебиторов.

Конкретные действия эмитента в случае неблагоприятного изменения ситуации в регионе являются конфиденциальной информацией, предназначенной для служебного пользования.

В случае отрицательного влияния изменений ситуации в стране и регионе на деятельность Эмитента исполнение обязательств по облигациям Эмитента будет осуществляться за счет доходов от эксплуатационной деятельности, а, при необходимости, также за счет привлечения для этих целей краткосрочные кредитов коммерческих банков.

В целом, в среднесрочной перспективе Эмитент считает маловероятной возможность значительного отрицательного влияния страновых и региональных рисков на свою деятельность и исполнение им своих обязательств.

2.5.3. Финансовые риски.

Описание подверженности эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Негативные изменения денежно-кредитной политики в стране, валютного курса и повышение процентных ставок по привлекаемым Эмитентом средствам, а также значительный рост темпов инфляции могут привести к росту затрат Эмитента и, следовательно, отрицательно сказаться на финансовых результатах деятельности Эмитента. Кроме того, нельзя полностью исключить возможности изменений в составе и профессиональном уровне менеджеров Эмитента, которые могут негативным образом сказаться на эффективности принимаемых управленческих решений, в том числе, связанных с осуществлением хеджирования, осуществляемым Эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков.

Рыночные риски:

Рыночные риски характеризуются следующими факторами:

1. Возможными неблагоприятными тенденциями в экономике и ухудшение экономических условий России. Неблагоприятные финансовые или экономические условия, вероятно, повлекут за собой уменьшение деловой активности потребителей продукции ОАО «Сибирьтелеком» и, соответственно, их спроса на услуги связи. Кроме того, покупатели могут оказаться частично

или полностью неспособными оплачивать полученные услуги ОАО «Сибирьтелеком». В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение и ликвидность эмитента.

Помимо этого, возможно омертвление денежных средств эмитента на счетах в банках в условиях кризиса банковской системы России и/или отдельных банков.

2. Изменениями процентных ставок. Изменения денежно-кредитной политики в стране могут привести к усилению инфляции, росту процентных ставок по заемным средствам, используемым эмитентом, и, соответственно, существенному росту затрат.

3. Колебаниями конъюнктуры цен на услуги эмитента. На коммерческую деятельность эмитента существенное воздействие оказывают колебания цен на услуги связи, продажи которых целиком формируют доходы эмитента.

4. Возможными изменениями в составе и профессиональном уровне менеджеров эмитента, вследствие чего может снизиться эффективность принятых и принимаемых управленческих решений.

5. Инфляцией. Риск влияния инфляции может возникнуть в случае, когда получаемые эмитентом денежные доходы обесцениваются с точки зрения реальной покупательной способности быстрее, чем растут номинально. Рост инфляции влияет на финансовые результаты деятельности эмитента неоднозначно.

С одной стороны, он может привести к увеличению затрат предприятия (за счет роста цен на основные средства, материалы, работы и услуги сторонних организаций), и как следствие, падению прибыли эмитента и рентабельности его деятельности. Кроме того, рост инфляции, вероятно, приведет к удорожанию заемных средств для эмитента, что может повлечь нехватку оборотных средств.

В случае стремительного роста инфляции эмитент намерен уделять особое внимание повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения оборота дебиторской задолженности.

Валютные риски:

Существенные изменения валютных курсов могут увеличить издержки, уменьшить резервы и/или снизить возможности эмитента по обслуживанию долгов.

Отдельная часть расходов и обязательств эмитента номинирована в долларах США и ЕВРО. Девальвация рубля по отношению к доллару США и ЕВРО может отрицательно повлиять на эффективность деятельности (рентабельность, доходность) Эмитента в связи с увеличением расходов в рублевом выражении.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае значительной девальвации рубля Эмитент планирует осуществить следующие мероприятия:

- проводить жесткую политику, направленную на уменьшение затрат, выраженных в иностранной валюте, а также, по возможности, изменять условия договоров с иностранными поставщиками;

- пересмотреть программу инвестиций;

- принять меры по повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения дебиторской задолженности.

Влияние инфляции на выплаты по ценным бумагам, критические, по мнению эмитента, значения инфляции, а также предполагаемые действия эмитента по уменьшению указанного риска:

С точки зрения финансовых результатов деятельности Эмитента, влияние фактора инфляции неоднозначно. Снижение темпов инфляции при сохранении экономического роста будет способствовать дальнейшему увеличению реальных доходов населения и корпоративного сектора и, как следствие, приведет к увеличению потребления услуг связи. Напротив, увеличение темпов

роста цен может привести как к снижению потребления услуг связи, так и к росту затрат Эмитента (например, за счет роста цен на энергоресурсы), стоимости заемных средств и стать причиной снижения показателей рентабельности.

Поэтому в случае значительного превышения фактических показателей инфляции над прогнозами Правительства РФ, а именно - при увеличении темпов инфляции до 30-35% в год (критические, по мнению Эмитента, значения), Эмитент планирует принять меры по ограничению роста затрат, снижению дебиторской задолженности и сокращению ее средних сроков.

Вышеприведенные риски формируют риск ликвидности, т.е. вероятность получения убытка из-за нехватки денежных средств в требуемые сроки и, как следствие, неспособность Эмитента выполнить свои обязательства. Наступление такого рискового события может повлечь за собой штрафы, пени, ущерб деловой репутации Эмитента и т.д.

Управление риском ликвидности осуществляется Эмитентом путем планирования денежных потоков, анализа планируемых и фактических денежных потоков в целом по ОАО «Сибирьтелеком», а также в разрезе региональных филиалов. Возникающие проблемы с абсолютной ликвидностью решаются путем привлечения кредитов и займов, а также путем установления приоритетности платежей.

Показатели финансовой отчетности эмитента наиболее подверженные изменению в результате влияния указанных финансовых рисков (риски, вероятность их возникновения и характер изменений в отчетности):

По мнению Эмитента, наиболее подвержены влиянию вышеперечисленных финансовых рисков основные финансовые показатели Эмитента – прибыль и себестоимость услуг. На уровень выручки финансовые риски оказывают минимальное влияние. Вероятность появления описанных выше финансовых рисков (резкое изменение валютных курсов, инфляция, рост процентных ставок) в ближайшие годы Эмитент оценивает как низкую. Тем не менее, в случае появления данных рисков возможен рост себестоимости оказанных услуг и снижение прибыли Эмитента, которое может компенсироваться ростом тарифов и снижением объемов привлечения заемных средств.

2.5.4. Правовые риски.

Правовые риски, связанные с деятельностью эмитента для внутреннего и внешнего рынка:

Эмитент осуществляет основную деятельность в качестве оператора связи, при этом Эмитент не осуществляет экспорт товаров, работ либо услуг. В связи с этим правовые риски, связанные с деятельностью Эмитента, описываются только для внутреннего рынка. В целом, риски, связанные с деятельностью Эмитента, характерны для большей части субъектов предпринимательской деятельности, работающих на территории Российской Федерации, и могут рассматриваться как общестрановые.

Основные для эмитента правовые риски в настоящее время связаны с изменением правового регулирования отдельных видов услуг и условий хозяйственной деятельности отрасли связи в связи с внесением изменений в ФЗ "О связи" № 126-ФЗ от 07.07.2003 г., принятием целого ряда нормативно-правовых актов, регулирующих различные сферы деятельности в области оказания услуг связи (Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи, Правила присоединения сетей электросвязи и их взаимодействия, Правила оказания услуг телеграфной связи, Правила оказания услуг подвижной связи и т.д.) и приведением фактически сложившихся отношений в соответствие с требованиями вступивших в силу нормативных актов.

Правовые риски, связанные с изменением валютного регулирования:

Риски, связанные с возможностью изменения валютного регулирования, в настоящее время рассматриваются Эмитентом как минимальные. В связи с проведением политики либерализации валютного регулирования риски, связанные с изменениями валютного законодательства, снижаются.

Российское законодательство, регулирующее иностранные инвестиции, не запрещает и не

ограничивает иностранные инвестиции в телекоммуникационную отрасль. Однако наблюдается отсутствие единого мнения по вопросу способов и объема правительственного контроля над телекоммуникационной отраслью. Поскольку телекоммуникационная отрасль рассматривается как стратегически важная отрасль для России, государственный контроль над ней может возрасти, и иностранные инвестиции в нее могут быть ограничены. Любое такое усиление государственного контроля или ограничение объема иностранных инвестиций может препятствовать доступу к дополнительному капиталу.

Правовые риски, связанные с изменением налогового законодательства:

Поскольку к деятельности Эмитента не применяется каких-либо особых режимов налогообложения, а также в связи с тем, что Эмитент не имеет просроченной задолженности по налогам и сборам в бюджеты всех уровней, то налоговые риски Эмитента должны рассматриваться как минимальные в рамках деятельности добросовестного налогоплательщика.

При этом, для деятельности Эмитента свойственны общие правовые риски, вызванные общими чертами российского налогового законодательства, такими как отсутствие достаточной конкретизации, коллизионность, неоднозначность толкования и отсутствие единой правоприменительной практики.

В течение 2004-2005 годов двум акционерным обществам, входящим в группу компаний ОАО «Связьинвест», налоговыми органами по итогам проверки их деятельности за 2001-2003 годы были предъявлены существенные претензии, в частности, связанные с взаиморасчетами между операторами связи за услуги по пропуску трафика.

Эмитент полагает, что в случае предъявления налоговыми органами аналогичных претензий, Общество располагает необходимыми аргументами для успешной защиты своей позиции в суде. Однако, в настоящий момент судебная перспектива налоговых споров по данным претензиям остается неясной в связи с отсутствием сложившейся судебной практики.

Правовые риски, связанные с изменением правил таможенного контроля и пошлин:

Поскольку Эмитентом для оказания услуг связи может изготавливаться оборудование из комплектующих иностранного производства, то изменение правил таможенного контроля и пошлин может нести для Эмитента определённые риски, связанные с удорожанием приобретаемых основных средств.

Новый Таможенный кодекс должен уменьшить риски Эмитента, связанные с таможенным оформлением и таможенным контролем, поскольку он во многом опирается на положения обновленной редакции Киотской конвенции об упрощении и гармонизации таможенных процедур, устраняет противоречия и несоответствия положений прежнего Таможенного кодекса гражданскому, налоговому и административному законодательствам.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено (включая природные ресурсы):

Поскольку основная деятельность Эмитента согласно действующему законодательству подлежит лицензированию, а перечень лицензионных условий согласно закону «О связи» формируется и ежегодно уточняется Правительством РФ, существует риск возрастания «лицензионной нагрузки» на Эмитента (увеличение количества необходимых лицензий), а также риск ограничения зоны предоставления услуг связи.

Правовые риски, связанные с изменением судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, в которых участвует эмитент:

Изменение судебной практики по вопросам деятельности Эмитента возможно в связи со вступлением в силу нового Федерального закона «О связи». Также есть риск возникновения качественно новых видов судебных процессов. В целом принятие нового законодательства направлено на устранение существующих пробелов и, по мнению Эмитента, снизит общее количество судебных разбирательств.

Иные правовые риски:

Дополнительные правовые риски связаны с проведением приватизации в первой половине 1990-х годов: несовершенная законодательная база и очевидные недостатки административного

регулирования приватизационных процедур увеличивали вероятность нарушений, которые могут привести к деприватизации активов и признанию заключенных в последующий период сделок недействительными. Федеральные органы власти и местные администрации, а также другие заинтересованные стороны могут препятствоват нормальной деятельности Эмитента в собственных интересах.

2.5.5. Риски, связанные с деятельностью эмитента.

Риски, связанные с текущими судебными процессами, в которых участвует эмитент:

В настоящее время Эмитент участвует в ряде процессов, большинство из которых касаются текущих вопросов деятельности:

1. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006 г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Планируется обжалование. (Алтайский филиал).***
2. ***Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006 г. решение суда отменено и направлено на новое рассмотрение. (Алтайский филиал).***
3. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).***
4. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Производство по делу приостановлено до рассмотрения иска Жихарева В.Г. к ответчику об оспаривании дисциплинарного взыскания. (Красноярский филиал).***
5. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Судебное заседание назначено на 16.10.2006 г. (Красноярский филиал).***
6. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Судебное заседание назначено на 12.10.2006 г. (Красноярский филиал).***
7. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006 г. исковые требования удовлетворены в полном объеме. Постановлением апелляционной инстанции от 13.09.2006 г. решение оставлено без изменения. (Красноярский филиал).***
8. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006 г. исковые требования удовлетворены. (Красноярский филиал).***
9. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006 г. производство по делу приостановлено. (Иркутский филиал).***

10. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1771 635 руб. Решением суда от 11.06.2006 г. исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. Рассмотрение назначено на 09.10.2006 г. (Иркутский филиал).

11. Судебный процесс по иску ОАО «Сибирьтелеком» к Р Ф в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 069 879 руб. Решением суда от 01.06.2006 г. исковые требования удовлетворены на сумму 929 260. Ответчиком подана апелляционная жалоба. Рассмотрение назначено на 09.10.2006 г. (Иркутский филиал).

12. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «АТС-41» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 6 545 110 руб. Предварительное судебное заседание назначено на 09.10.2006 г. (Иркутский филиал).

13. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Предварительное судебное заседание назначено на 09.10.2006 г. (Иркутский филиал).

14. Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 030 долларов США, 78 507 японских иен. Решением суда от 17.07.2006 г. взыскано 817 920 руб. (Иркутский филиал).

15. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006 г. решение суда оставлено без изменения. (Кемеровский филиал).

16. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006 г. взыскано 965 304, 20 руб. (Кемеровский филиал).

17. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда от 02.05.2006 г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006 г. решение оставлено без изменения. (Кемеровский филиал).

18. Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).

19. Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).

20. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 65[illegible] руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. Истцом на решение суда подана апелляционная жалоба, оставленная без удовлетворения. 02.03.2006 г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006 г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006 г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. (Кемеровский филиал).

21. Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. На рассмотрении. (Кемеровский филиал).

22. Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006 г. отказано в удовлетворении исковых требований. (Кемеровский филиал).

23. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).

24. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
25. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «УгольТелекомНК» о взыскании задолженности на сумму 1 567 168 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузнецкая коммерческая сеть» о взыскании задолженности на сумму 1 497 816 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
27. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Удовлетворено 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006 г. в удовлетворении иска отказано. (Новосибирский филиал).*
28. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. (Новосибирский филиал).*
29. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2006 г. решением суда взыскано 13 739 089, 6 руб. (Новосибирский филиал).*
30. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. На рассмотрении. (Новосибирский филиал).*
31. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Меркурий» о взыскании убытков на сумму 1 038 315, 05 руб. На рассмотрении. (Омский филиал).*
32. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006 г. Постановлением апелляционной инстанции от 04.09.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
33. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005 г. Постановлением апелляционной инстанции от 20.03.2006 г. и постановлением кассационной инстанции от 08.08.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
34. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. Решением суда от 08.08.2006 г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).*
35. *Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).*
36. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Назначено на 14.10.2006 г. (Томский филиал).*
37. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 3 200 000 руб. Рассмотрение назначено на 27.10.2006 г. (Томский филиал).*
38. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. На рассмотрении в суде первой инстанции. (Хакасский филиал).*

39. Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 21.11.2006 г.

Риск неблагоприятного решения по указанным процессам незначителен.

Риски, связанные с отсутствием возможности продлить действие лицензии эмитента на ведение определенного вида деятельности либо на использование объектов, нахождение которых в обороте ограничено (включая природные ресурсы):

Эмитент не имеет абсолютных гарантий в том, что по истечении срока действия лицензии будут продлены и не последует увеличения обязательств и/или уменьшения прав по условиям продленных лицензий, что будет связано с увеличением расходов и, возможно, ограничением в зоне предоставления услуг связи. Если Эмитент не сможет продлить действующие лицензии или получить обновленные лицензии на сопоставимых с текущими условиями, он будет вынужден сократить объем предоставляемых услуг, что повлечет снижение числа абонентов.
В то же время, Эмитент предпринимает все необходимые действия для того, чтобы полностью соответствовать лицензионным требованиям, поэтому прогноз относительно продления срока действия лицензий Эмитента на ведение определенных видов деятельности, положительный, и риски, связанные с отсутствием возможности продлить действие лицензии Эмитента, оцениваются как минимальные.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе дочерних обществ эмитента:

На настоящий момент действуют следующие обязательства Эмитента по договорам поручительства:
- ***за ОАО «РТК-ЛИЗИНГ» перед ОАО «АК Сбербанк России» составляют сумму 614 980 388, 88 руб.;***
- ***за ЗАО «Байкалвестком» перед владельцами облигаций ЗАО «Байкалвестком» составляют сумму 207 140 000 руб.;***
- ***за ЗАО «СтэК Джи Эс Эм» перед ОАО АКБ «Кузбассугольбанк» составляют сумму 43 722 660, 42 руб.***

В случае неисполнения или ненадлежащего исполнения вышеперечисленными должниками обеспеченных поручительством Эмитента обязательств Эмитент несет солидарную ответственность перед их кредиторами.
Руководство Эмитента не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента:

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи (работ, услуг) эмитента отсутствуют, так как Эмитент не имеет указанных потребителей.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сибирьтелеком"
Полное фирменное наименование эмитента на английском языке:
Open Joint-Stock Company Sibirtelecom

Сокращенное фирменное наименование эмитента: ***ОАО "Сибирьтелеком"***
Сокращенное фирменное наименование эмитента на английском языке: ***OJSC Sibirtelecom***

Поскольку полное и сокращенное наименование Эмитента содержит указание на его род деятельности в качестве телекоммуникационной компании (-«телеком»), то в этом заключается его сходство с наименованиями иных телекоммуникационных компаний.

Свою деятельность ОАО "Сибирьтелеком" осуществляет под товарным знаком (знаком обслуживания), зарегистрированным Российским агентством по патентам и товарным знакам (свидетельство № 246828 от 23 мая 2003 года), на основании Закона Российской Федерации "О товарных знаках, знаках обслуживания и наименованиях мест происхождения товаров". Регистрация товарного знака действует на всей территории Российской Федерации с 15 октября 2002 года в течение 10 лет.

Сведения об изменениях в наименовании и организационно-правовой форме эмитента в течение времени существования эмитента:

1. Полное фирменное наименование: ***Акционерное общество открытого типа "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АООТ "Электросвязь" НСО***
   Организационно-правовая форма: ***акционерное общество открытого типа***
   Введено: ***30.05.1994***
   Основания введения наименования: ***Распоряжение Комитета по управлению государственным имуществом при администрации Новосибирской области № 586-р от 23.05.1994 г.***
2. Полное фирменное наименование: ***Открытое акционерное общество "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АО "Электросвязь" НСО***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***13.06.1996***
   Основания изменения предыдущего наименования: ***Решение годового общего собрания акционеров (Протокол №1 от 17.05.1996 г.), принятое в соответствии со вступлением в силу требований российского законодательства об организационно-правовых формах хозяйственных обществ.***
3. Полное фирменное наименование: ***Открытое акционерное общество "Сибирьтелеком"***
   Сокращенное фирменное наименование: ***ОАО "Сибирьтелеком"***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***26.12.2001***
   Основания изменения предыдущего наименования: ***Решение внеочередного общего собрания акционеров (Протокол №2 от 21.12.2001 г.) о реорганизации Эмитента.***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: *30.05.1994*
Номер свидетельства о государственной регистрации: *ГР 1161*
Орган, осуществивший государственную регистрацию: *Новосибирская регистрационная палата*
В соответствии с Федеральным законом "О государственной регистрации юридических лиц", 23 июля 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о юридическом лице, зарегистрированном до 1 июля 2002г., 30 ноября 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о государственной регистрации изменений, вносимых в учредительные документы юридического лица.
Основной государственный регистрационный номер - *1025403189778*

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента с даты его государственной регистрации:
Эмитент был зарегистрирован в качестве юридического лица в мае 1994 года и существует более 12 лет.
Эмитент создан на неопределенный срок.

Краткое описание истории создания и развития эмитента:

До 1991 года услуги телефонной связи в г. Новосибирске и области представляло государственное предприятие Новосибирское областное производственно-техническое управление связи (официальное сокращенное наименование - НОПТУС).

5 января 1991 года Министерство по связи, информатике и космосу Российской Федерации издало приказ № 35 «О создании государственного предприятия связи и информатики «Россвязьинформ» Новосибирской области Министерства РСФСР по связи, информатике и космосу». В соответствии с этим приказом, с 1 апреля 1991 года НОПТУС ликвидировалось, и на его базе было создано Государственное предприятие связи и информатики «Россвязьинформ» Новосибирской области (официальное сокращенное наименование ГПСИ «Россвязьинформ» НСО), с передачей последнему всей сети НОПТУС.

В процессе приватизации предприятие было разделено на две компании: АО «НГТС», предоставляющее услуги местной связи в г. Новосибирске и АО «Электросвязь» НСО, предоставляющее услуги местной связи на территории области кроме г. Новосибирска, а также все остальные услуги связи на территории области.

17 мая 1994 года конференция трудового коллектива ГПСИ «Россвязьинформ» НСО приняла постановление о преобразовании ГПСИ «Россвязьинформ» НСО в акционерное общество открытого типа «Электросвязь» Новосибирской области (официальное сокращенное наименование АООТ «Электросвязь» НСО), был выбран первый вариант льгот.

АООТ «Электросвязь» НСО стало правопреемником ГПСИ «Россвязьинформ» НСО в части обязательств по электрической связи (местная телефонная связь городскому и сельскому населению, междугородная телефонная связь, проводное радиовещание, телеграфная связь). 23 мая 1994 года Комитет по управлению государственным имуществом при администрации Новосибирской области издал распоряжение № 586-р, в соответствии с которым было принято решение об учреждении АООТ "Электросвязь" НСО путем преобразования ГПСИ "Россвязьинформ" НСО.

30 мая 1994 года Постановлением Мэрии города Новосибирска № 667 был зарегистрирован Устав Акционерного общества открытого типа "Электросвязь" Новосибирской области.

В 2000 году Правительство РФ инициировало процесс реорганизации отрасли электросвязи России. Предполагалось на основе существующих 88 региональных компаний электросвязи создать семь крупных межрегиональных компаний в рамках федеральных округов.

ОАО "Связьинвест" - представитель государства и крупнейший акционер региональных операторов принял решение о целесообразности проведения такой реорганизации в форме

присоединения действующих на территории каждого округа региональных операторов к наиболее крупной и экономически развитой компании данного округа.
В результате реорганизации холдинга региональные операторы объединены в семь крупных межрегиональных компаний:

- *ОАО "Центральная Телекоммуникационная Компания";*
- *ОАО "Северо-Западный Телеком";*
- *ОАО "ВолгаТелеком";*
- *ОАО "Южная Телекоммуникационная Компания";*
- *ОАО "Уралсвязьинформ";*
- *ОАО "Сибирьтелеком";*
- *ОАО "Дальневосточная компания электросвязи".*

В Сибирском федеральном округе в качестве базовой компании избрано ОАО «Сибирьтелеком», которая объединила 11 региональных компаний Сибирского региона.

В июне 2000 года на годовых общих собраниях акционеров АО "Электросвязь" Новосибирской области и ОАО "Новосибирская городская телефонная сеть" было принято решение о реорганизации компаний в форме присоединения ОАО "НГТС" к АО "Электросвязь" НСО. В соответствии с принятым решением 29 декабря 2000 года ОАО "НГТС" исключено из городского реестра и вошло в состав АО "Электросвязь" НСО как филиал "Городская электросвязь".
На внеочередном общем собрании акционеров, которое состоялось 21 декабря 2001 года (протокол № 2) принято решение о реорганизации открытого акционерного общества «Электросвязь» Новосибирской области в форме присоединения к Обществу:

- *Открытого акционерного общества "Электросвязь" Республики Алтай,*
- *Открытого акционерного общества "Электросвязь" Республики Бурятия,*
- *Открытого акционерного общества "Электрическая связь Республики Хакасия",*
- *Открытого акционерного общества "Электросвязь" Красноярского края,*
- *Открытого акционерного общества "Электросвязь" Иркутской области,*
- *Открытого акционерного общества "Электросвязь" Кемеровской области,*
- *Открытого акционерного общества "Электрическая связь" Омской области,*
- *Открытого акционерного общества "Электросвязь" Читинской области,*
- *Открытого акционерного общества "Алтайская телефонно-телеграфная компания",*
- *Открытого акционерного общества "Томсктелеком";*

и о переименовании Открытого акционерного общества «Электросвязь» Новосибирской области в Открытое акционерное общество «Сибирьтелеком» (ОАО «Сибирьтелеком»).
Изменения в Устав зарегистрированы Новосибирской городской регистрационной палатой 26.12.2001 г.
30 ноября 2002 года внесена запись в Единый государственный реестр юридических лиц в связи с прекращением деятельности присоединяемых к Эмитенту компаний, в соответствии с Договором о присоединении ОАО «Сибирьтелеком» стало их правопреемником.
4 марта 2003 года состоялось совместное внеочередное общее собрание акционеров ОАО "Сибирьтелеком", которое стало заключительным этапом присоединения компаний.

Цели создания эмитента:
Целью Эмитента является извлечение прибыли.
Основными целями объединения стали:

- *создание в Сибири телекоммуникационной сети, позволяющей оказывать услуги на уровне мировых стандартов;*
- *повышение эффективности деятельности за счет сокращения текущих расходов, а также концентрации ресурсов на наиболее экономически эффективных проектах;*
- *улучшение качества управления;*
- *повышение конкурентоспособности за счет соединения финансовых, маркетинговых и технических возможностей.*

Названные цели являются долгосрочными. Их реализации будет способствовать осуществление проектов межрегионального значения, которые инициированы региональными компаниями Сибири, такие как справочно-информационные услуги на базе компьютерной телефонии (Кемерово), Интернет+ (Новосибирск), мультисервисная мультипротокольная сеть (Иркутск, Новосибирск).
Объединенная компания ОАО "Сибирьтелеком" - это крупнейший оператор телекоммуникационных услуг в Сибирском федеральном округе. Компания действует на территории около 4 944,3 тыс. кв.км с численностью населения порядка 20 900,1 тысяч человек (из них 14 713,7 тыс. городское население). Несомненным преимуществом компании является обширная инфраструктура сетей, возможность комплексного предоставления услуг по всей территории обслуживания.

Миссия эмитента:
Миссия МРК (межрегиональной компании связи) "Сибирьтелеком" - быть лидирующим оператором связи в Сибирском регионе. Основа деятельности Эмитента - это совмещение передовых производственных технологий и продуманной маркетинговой политики для предоставления широкого выбора качественных телекоммуникационных услуг для всех категорий пользователей.

3.1.4. Контактная информация.

Информация о специальном подразделении эмитента по работе с акционерами и инвесторами эмитента:
Место нахождения: ***Россия, г. Новосибирск, ул. М. Горького,53***
Место нахождения постоянно действующего исполнительного органа: ***Россия, г. Новосибирск, ул. М. Горького,53***
Тел.: ***(383) 2-191-106; 2-191-169***
Факс: ***(383) 223-54-45***
Отдел ценных бумаг и работы с акционерами: ***(383) 2-191-195***
Адрес электронной почты: ***bannikova@sibirtelecom.ru***
Отдел связей с инвесторами: ***(383) 2-191-197***
Адрес электронной почты: ***shipitsin@sibirtelecom.ru***
Адрес страницы в сети Интернет: ***www.sibirtelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.

ИНН – 5407127828

3.1.6. Филиалы и представительства эмитента.

В 3 квартале 2006г. изменений не произошло:

Наименование: ***Алтайский филиал***
Место нахождения: ***РФ, г. Барнаул, ул. Интернациональная, 74***
Руководитель: ***Терентьев Юрий Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Бурятский филиал***
Место нахождения: ***РФ, Республика Бурятия, г. Улан-Удэ, ул. Ленина, 42***
Руководитель: ***Здаров Андрей Валентинович***

Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Горно-Алтайский филиал*
Место нахождения: *РФ, Республика Алтай, г. Горно-Алтайск, ул. Чорос-Гуркина, 51/1*
Руководитель: *Устинов Валерий Петрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Иркутский филиал*
Место нахождения: *РФ, г. Иркутск, ул. Свердлова, 37*
Руководитель: *Ширшов Олег Петрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Кемеровский филиал*
Место нахождения: *РФ, г. Кемерово, проспект Советский, 61*
Руководитель: *Величко Вячеслав Витальевич*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Красноярский филиал*
Место нахождения: *РФ, г. Красноярск, проспект Мира, 102*
Руководитель: *Гришко Николай Александрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Новосибирский филиал*
Место нахождения: *РФ, г. Новосибирск, ул. Ленина, 5*
Руководитель: *Михайлов Михаил Григорьевич*
Дата открытия: *14.05.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Омский филиал*
Место нахождения: *РФ, г. Омск, ул. Гагарина, 36*
Руководитель: *Суконцев Алексей Сергеевич*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Томский филиал*
Место нахождения: *РФ, г. Томск, пр. Фрунзе, 83а*
Руководитель: *Попов Виталий Федорович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Хакасский филиал*
Место нахождения: *РФ, Республика Хакасия, г. Абакан, ул. Щетинкина, 20*
Руководитель: *Иванов Евгений Владимирович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Читинский филиал*
Место нахождения: *РФ, г. Чита, ул. Ленина, 107*
Руководитель: *Алексеев Валерий Петрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Представительство в г. Москве*
Место нахождения: *РФ, г. Москва, Плотников переулок 3*
Руководитель: *Польников Александр Ильич*
Дата открытия: *24.05.2005*

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.

Наименование	Код по ОКВЭД
Деятельность в области телефонной связи	64.20.11
Деятельность в области документальной связи	64.20.12
Деятельность в области передачи (трансляции) и распределения программ телевидения	64.20.21
Деятельность в области передачи (трансляции) и распределения программ звукового радиовещания	64.20.22
Прочая деятельность в области электросвязи	64.20.3
Аренда грузового автомобильного транспорта с водителем	60.24.3
Ремонт бытовых изделий и предметов личного пользования, не включенных в другие группировки	52.74
Производство общестроительных работ по прокладке местных линий связи	45.21.4
Производство электромонтажных работ	45.31
Производство отделочных работ	45.4
Проектирование, связанное со строительством инженерных сооружений	74.20.13
Издание газет	22.12
Деятельность в области радиовещания и телевидения	92.20
Производство пара и горячей воды (тепловой энергии) котельными	40.30.14
Рекламная деятельность	74.40
Предоставление прочих услуг	74.84
Аренда легковых автомобилей	71.10
Аренда прочего автомобильного транспорта и оборудования	71.21.1
Сдача внаём собственного жилого недвижимого имущества	70.20.1
Сдача внаём собственного нежилого недвижимого имущества	70.20.2
Аренда прочих машин и оборудования научного и промышленного назначения	71.34.9
Деятельность столовых при предприятиях и учреждениях	55.51
Деятельность ресторанов и кафе	55.30
Деятельность пансионатов, домов и баз отдыха	55.23.2
Управление эксплуатацией жилого фонда	70.32.1
Деятельность гостиниц без ресторанов	55.12
Физкультурно - оздоровительная деятельность	93.04
Обучение в образовательных учреждениях дополнительного профессионального образования (повышение квалификации) для специалистов, имеющих среднее профессиональное образование	80.22.22
Услуги ксерокопирования	93.05
Брошюровочно - переплетная и отделочная деятельность	22.23
Прочая деятельность по техническому контролю, испытаниям и анализу	74.30.9
Проведение расследований и обеспечение безопасности (вневедомственная охрана)	74.60
Хранение и складирование прочих грузов	63.12.4

Наименование	Код по ОКВЭД
Прочая деятельность, связанная с использованием вычислительной техники и информационных технологий	72.60
Изготовление печатных форм	22.24

3.2.2. Основная хозяйственная деятельность эмитента.

Информация об основной хозяйственной деятельности эмитента за отчетный квартал:

Основной, т.е. преобладающей и имеющей приоритетное значение для эмитента, хозяйственной деятельностью является предоставление услуг электросвязи в Сибирском федеральном округе.

Доля доходов эмитента от такой основной хозяйственной деятельности и доля этих доходов в общих доходах эмитента:

Наименование показателя	2 кв. 2006г.	3 кв. 2006 г.
Объем выручки от продажи продукции всего (работ, услуг), тыс. руб.	5 473 049	5 840 512
в том числе: объем выручки от предоставления услуг связи, тыс. руб.	5 114 554	5 541 777
доля в общем объеме выручки, %	93,4%	94,9%

Изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с предыдущим отчетным периодом, а также причины таких изменений:

Во 3 квартале 2006г. изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с предыдущим отчетным периодом не произошло.

Эмитент ведет свою основную хозяйственную деятельность на территории России.

Сезонный характер деятельности.

Сезонный характер основной хозяйственной деятельности Эмитента отсутствует.

3.2.3. Основные виды продукции (работ, услуг).

Виды продукции (работ, услуг), обеспечившие не менее чем 10 процентов объема реализации (выручки) эмитента на дату окончания 3 квартала 2006г:

Услугами, обеспечивающими не менее чем 10 процентов объема выручки Эмитента, являются:

Услуги внутризоновой телефонной связи;

Услуги местной телефонной связи;

Услуги присоединения и пропуска трафика :

Наименование показателя	9 месяцев 2006 г.
Услуги внутризоновой телефонной связи	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	2 918 758
Доля от общего объема выручки, %	17,6
Услуги местной телефонной связи	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	7 480 586
Доля от общего объема выручки, %	45,1
Услуги присоединения и пропуска трафика	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	2 744 077
Доля от общего объема выручки, %	16,5

Общая структура себестоимости эмитента:

Наименование статьи затрат	9 месяцев 2006г.
Сырье и материалы, %	5,1
Приобретенные комплектующие изделия, полуфабрикаты, %	-
Работы и услуги производственного характера, выполненные сторонними организациями, %	-
Топливо, %	1,6
Энергия, %	2,5
Затраты на оплату труда, %	36,7
Проценты по кредитам, %	-
Арендная плата, %	1,6
Отчисления на социальные нужды, %	8,7
Амортизация основных средств, %	17,7
Налоги, включаемые в себестоимость продукции, %	0,2
Прочие затраты (пояснить), %	25,9
амортизация по нематериальным активам, %	-
вознаграждения за рационализаторские предложения, %	-
обязательные страховые платежи, %	0,1
представительские расходы, %	-
иное, %	25,8
Итого: затраты на производство и продажу продукции (работ, услуг) (себестоимость), %	100,0
Справочно: выручка от продажи продукции (работ,услуг), % к себестоимости	133,2

Имеющие существенное значение новые виды продукции (работ, услуг), предлагаемые эмитентом на рынке его основной деятельности (в той степени, насколько это соответствует общедоступной информации о таких видах продукции (работ, услуг):

В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет, IP-телефонии, передача данных, услуги интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.

Состояние разработки таких видов продукции (работ, услуг): ***данные услуги разработаны и в настоящее время активно внедряются.***

Стандарты (правила), в соответствии с которыми подготовлена бухгалтерская отчетность и произведены расчеты, отраженные в настоящем пункте:

1. ***Федеральный закон от 21.11.1996 № 129-ФЗ «О бухгалтерском учете»;***
2. ***Положение по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденное Приказом Минфина РФ от 29.07.1998 № 34н;***
3. ***Положение по бухгалтерскому учету "Учетная политика организации" ПБУ 1/98", утвержденное Приказом Минфина РФ от 09.12.1998 N 60н;***
4. ***Положение по бухгалтерскому учету "Учет договоров (контрактов) на капитальное строительство" ПБУ 2/94", утвержденное Приказом Минфина РФ от 20.12.1994 N 167;***
5. ***Положение по бухгалтерскому учету "Учет активов и обязательств, стоимость которых выражена в иностранной валюте" ПБУ 3/2000", утвержденное Приказом Минфина РФ от 10.01.2000 N 2н;***
6. ***Положение по бухгалтерскому учету "Бухгалтерская отчетность организации" (ПБУ 4/99)", утвержденное Приказом Минфина РФ от 06.07.1999 N 43н;***
7. ***Положение по бухгалтерскому учету "Учет материально-производственных запасов" ПБУ 5/01", утвержденное Приказом Минфина РФ от 09.06.2001 N 44н;***
8. ***Положение по бухгалтерскому учету "Учет основных средств" ПБУ 6/01", утвержденное***

Приказом Минфина РФ от 30.03.2001 N 26н;

9. *Положение по бухгалтерскому учету "События после отчетной даты" (ПБУ 7/98)", утвержденное Приказом Минфина РФ от 25.11.1998 N 56н;*
10. *Положение по бухгалтерскому учету "Условные факты хозяйственной деятельности" ПБУ 8/01", утвержденное Приказом Минфина РФ от 28.11.2001 N 96н;*
11. *Положение по бухгалтерскому учету "Доходы организации" ПБУ 9/99", утвержденное Приказом Минфина РФ от 06.05.1999 N 32н;*
12. *Положение по бухгалтерскому учету "Расходы организации" ПБУ 10/99", утвержденное Приказом Минфина РФ от 06.05.1999 N 33н;*
13. *Положение по бухгалтерскому учету "Информация об аффилированных лицах" ПБУ 11/2000", утвержденное Приказом Минфина РФ от 13.01.2000 N 5н;*
14. *Положение по бухгалтерскому учету "Информация по сегментам" (ПБУ 12/2000)", утвержденное Приказом Минфина РФ от 27.01.2000 N 11н;*
15. *Положение по бухгалтерскому учету "Учет государственной помощи" ПБУ 13/2000", утвержденное Приказом Минфина РФ от 16.10.2000 N 92н;*
16. *Положение по бухгалтерскому учету "Учет нематериальных активов" ПБУ 14/2000", утвержденное Приказом Минфина РФ от 16.10.2000 N 91н;*
17. *Положение по бухгалтерскому учету "Учет займов и кредитов и затрат по их обслуживанию" (ПБУ 15/01)", утвержденное Приказом Минфина РФ от 02.08.2001 N 60н;*
18. *Положение по бухгалтерскому учету "Информация по прекращаемой деятельности" ПБУ 16/02", утвержденное Приказом Минфина РФ от 02.07.2002 N 66н;*
19. *Положение по бухгалтерскому учету "Учет расходов на научно-исследовательские, опытно-конструкторские и технологические работы" ПБУ 17/02", утвержденное Приказом Минфина РФ от 19.11.2002 N 115н;*
20. *Положение по бухгалтерскому учету "Учет расходов по налогу на прибыль" ПБУ 18/02", утвержденное Приказом Минфина РФ от 19.11.2002 N 114н;*
21. *Положение по бухгалтерскому учету "Учет финансовых вложений" ПБУ 19/02", утвержденное Приказом Минфина РФ от 10.12.2002 N 126н;*
22. *Положение по бухгалтерскому учету "Информация об участии в совместной деятельности" ПБУ 20/03", утвержденное Приказом Минфина РФ от 24.11.2003 N 105н.*

3.2.4. Сырье (материалы) и поставщики эмитента.

Название фирмы	Доля в общем объеме по поставкам оборудования, %	Тип оборудования	Место нахождения
ОАО «Трест «Связьстрой – 6»	36,9	Кабельная продукция, продукция 3М	РФ 630123, г. Новосибирск, Мочищенское шоссе, д. 18
ЗАО «Энвижн Груп»	28,94	Оборудование для мультисервисной сети	РФ 123242, г. Москва, ул. Зоологическая, д. 1, стр. 1
ООО «ТехноСерв АС»	15,31	Оборудование Si-2000, S-12, SDH	РФ 109052, г. Москва, ул. Смирновская, д.10, стр. 3

Информация об изменении цен на основное сырье (материалы):

Сырье для основной хозяйственной деятельности Общества не применяется.

Доля импорта в поставках эмитента:

Импорта в поставках Эмитента в 3 квартале 2006 года не было.

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

Основные рынки, на которых эмитент осуществляет свою деятельность:

Эмитент осуществляет свою деятельность в качестве оператора связи на территории Сибирского федерального округа. Потребителями предоставляемых Эмитентом услуг связи являются физические и юридические лица, проживающие или имеющие место нахождения в указанном регионе.

Тенденции развития рынка связи, на котором осуществляет свою деятельность Эмитент, следующие:

- *Местная телефония:*

Эмитент является лидером рынка местной телефонной связи. При постоянном развитии телефонной сети в большом объёме Эмитент сталкивается с проблемой регулируемых относительно низких тарифов от величины экономически обоснованных затрат и недостаточным платёжеспособным спросом подавляющей части населения. В данных условиях при вводе дополнительной ёмкости, необходимо направить маркетинговые усилия на подключение в первую очередь предприятий и элитных и среднедоходных абонентов. По итогам деятельности в 3 квартале 2006 года Эмитент сохранил и укрепил лидирующее положение на рынке услуг местной телефонной связи за счет дополнительного прироста основных телефонных аппаратов.

- *Дальняя телефонная связь:*

До 1 января 2006 года ОАО «Сибирьтелеком» в соответствии с ранее выданным Дополнением №23236 к Лицензии на предоставление услуг местной, внутризоновой телефонной связи, предоставляло пользователям услуги международной и междугородной телефонной связи от своего имени. При этом денежные средства, поступавшие на счета ОАО «Сибирьтелеком» за указанные услуги, являлись доходом ОАО «Сибирьтелеком».

С 1 января 2006 года на основании нормативных актов, предусмотренных Федеральным законом "О связи" и направленных на либерализацию рынка связи России, услуги международной и междугородной телефонной связи оказывает ОАО «Ростелеком» и прочие операторы, получившие соответствующие лицензии. Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком» и прочих операторов.

В 2006 году ОАО «Сибирьтелеком» от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи. В этой связи ОАО «Сибирьтелеком» заключило с ОАО «Ростелеком» договор смешанного типа (содержащий как элементы агентского договора, так и договора предоставления услуг). Кроме того, между ОАО «Сибирьтелеком» и ОАО «Ростелеком» заключен договор о присоединении сетей электросвязи в новой редакции, в соответствии с которым ОАО «Сибирьтелеком» будет предоставлять ОАО «Ростелеком» услуги по пропуску трафика и получать от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи. В дальнейшем, по мере развития рынка, ОАО «Сибирьтелеком» будет осуществлять взаимодействие и с другими операторами рынка дальней связи.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины как доходов ОАО «Сибирьтелеком», так и расходов, но без существенного изменения финансового результата. В тоже время компания сохраняет лидирующие позиции на рынке внутризоновой связи, действуя на основании лицензии министерства РФ по Связи и Информатизации № 23236 от 04.10.2002 г.

- *Интернет:*

Основные тенденции на рынке Интернет - это постепенный отказ подавляющего числа предприятий и элитного населения от услуг коммутируемого доступа и переход на более быстрый и качественный выделенный доступ. Для основной части населения интересной и доступной по цене услугой может стать широкополосный доступ по технологии xDSL, предоставляемый под торговой маркой «Webstream»

- *Мобильная связь:*

Рынок мобильной связи является самым динамичным и быстро развивающимся из

телекоммуникационных рынков. Рост рынка в сибирском регионе опережал общероссийский. Эмитент присутствует на рынке мобильной связи Республике Бурятия и Томской области, а также опосредованно, через дочерние компании «Байкалвестком» (Иркутская область) и «Енисейтелеком» (Красноярский край).
Основные угрозы связаны с двумя тенденциями: падение спроса на услуги мобильной связи в «устаревающих» стандартах, рост спроса на услуги GSM, с одной стороны, усиление конкуренции со стороны национальных операторов, в особенности – на наиболее привлекательных региональных сегментах, с другой.

Возможные факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг) и возможные действия эмитента по уменьшению такого влияния:
На сбыт Эмитентом его продукции (работ, услуг) могут негативно повлиять следующие факторы:

- ***рост числа конкурирующих компаний на рынке услуг местной телефонной связи;***
- ***изменение статуса Эмитента в сфере предоставления услуг междугородной и международной связи: с 01 января 2006 года Эмитент является оператором зоновой связи, в связи с чем в структуре доходов отсутствуют доходы от дальней связи;***
- ***усиление конкуренции на рынке услуг Интернет и Передачи Данных;***
- ***недостаточно сильная организация служб маркетинга и продаж на предприятии.***

Действия Эмитента по уменьшению такого влияния:

- ***использование имеющихся собственных сетевых ресурсов как основы для предоставления всех видов услуг;***
- ***возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети;***
- ***проведение единой маркетинговой политики в рамках региона;***
- ***использование в случае необходимости возможности перераспределения финансовых ресурсов;***
- ***проведение политики по поддержанию высокой квалификации кадров;***
- ***создание и поддержание имиджа надежного оператора;***
- ***присутствие во всех регионах Сибирского федерального округа;***
- ***внедрение новых услуг на базе существующей инфраструктуры;***
- ***использование возможности гибкого тарифного регулирования;***
- ***обмен опытом и ресурсами.***

3.2.6. Сведения о наличии у эмитента лицензий.

1. Номер: ***ГС-6-54-01-27-0-5407127828-000999-1***
Дата выдачи: ***21.11.2002***
Срок действия: ***до 21.11.2007***
Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***строительство зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

2. Номер: *ГС-6-54-01-26-0-5407127828-001002-1*
   Дата выдачи: *21.11.2002*
   Срок действия: *до 21.11.2007*
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***проектирование зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

3. Номер: ***БАР 00093***
   Дата выдачи: ***31.10.2002***
   Срок действия: ***до 01.10.2009***
   Орган, выдавший лицензию: ***Комитет по охране окружающей среды по Алтайскому краю***
   Виды деятельности: ***водопользование (на территории Алтайского края)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

4. Номер: ***1/00612***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***деятельность по предупреждению и тушению пожаров***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

5. Номер: ***2/01092***
   Дата выдачи: ***15.12.2002***
   Срок действия: ***до 15.12.2007***
   Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
   Виды деятельности: ***производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

6. Номер: ***Г 926152 рег. № 1302/2002***
   Дата выдачи: ***29.10.2002***
   Срок действия: ***до 13.02.2007***
   Орган, выдавший лицензию: ***Комитет администрации Алтайского края по здравоохранению, комиссия по лицензированию медицинской деятельности***
   Виды деятельности: ***осуществление медицинской деятельности (на территории Алтайского края)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

7. Номер: ***А № 012571 рег. № 507***
   Дата выдачи: ***23.03.2004***
   Срок действия: ***до 22.03.2009***
   Орган, выдавший лицензию: ***Управление науки, высшего, среднего профессионального образования и технологий Администрации НСО***
   Виды деятельности: ***осуществление образовательной деятельности (Новосибирская область)***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

8. Номер: *РХ-МН Г 839890 рег. № 00079/10/03*
Дата выдачи: *21.10.2003*
Срок действия: *до 21.10.2008*
Орган, выдавший лицензию: *Министерство здравоохранения Республики Хакасия*
Виды деятельности: *работы и услуги по предрейсовым медицинским осмотрам водителей транспортных средств*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

9. Номер: *Б 325263 рег. № 771*
Дата выдачи: *05.03.2004*
Срок действия: *до 05.03.2009*
Орган, выдавший лицензию: *Управление ФСБ России по Новосибирской области*
Виды деятельности: *осуществление работ с использованием сведений, составляющих государственную тайну*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

10. Номер: *22 А № 042366*
Дата выдачи: *20.10.1997*
Срок действия: *до 20.10.2021*
Орган, выдавший лицензию: *Федеральная служба лесного хозяйства России*
Виды деятельности: *пользование лесным фондом в культурно-оздоровительных, туристических и спортивных целях*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

11. Номер: *Б 341931 № 014М*
Дата выдачи: *25.07.2005*
Срок действия: *до 05.03.2009*
Орган, выдавший лицензию: *Управление ФСБ России по Новосибирской области*
Виды деятельности: *осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

12. Номер: *2230*
Дата выдачи: *27.07.2005*
Срок действия: *до 21.07.2010*
Орган, выдавший лицензию: *Главное управление общего и профессионального образования Администрации Иркутской области*
Виды деятельности: *образовательная деятельность по образовательным программам*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

Сведения о лицензиях на предоставление услуг связи Эмитента указаны в пункте 3.2.10. настоящего раздела Ежеквартального отчета, устанавливающего дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

3.2.7. Совместная деятельность эмитента.

В 3 квартале 2006г. Эмитент не вел совместной деятельности.

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, управляющими компаниями или страховыми организациями

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.9. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых

Эмитент не осуществляет добычу полезных ископаемых.
Дочерние (зависимые) общества Эмитента, ведущие деятельность по добыче полезных ископаемых, отсутствуют.

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

1. Условия осуществления деятельности в соответствии с лицензией № 23236:
Виды услуг связи и виды сетей, разрешенных к использованию:
Услуги местной и внутризоновой телефонной связи сети связи общего пользования, а также телефонной связи с использованием технических средств интеллектуальной сети связи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.
Лицензиат обязан предоставлять пользователям своей сети доступ к услугам междугородной и международной телефонной связи сети связи общего пользования.
Предоставление услуг междугородной и международной телефонной связи осуществляется с использованием технических средств лицензиата по сети связи общего пользования через АМТС соответствующей географической зоны нумерации по договорам с оператором междугородной и международной сети связи общего пользования Российской Федерации ОАО "Ростелеком".
Предоставление услуг внутризоновой телефонной связи допускается по сети связи лицензиата (внутри кода зоны географической нумерации АВС), если и вызывающий и вызываемый пользователи являются пользователями сети лицензиата или пользователями сети, имеющей присоединение только к сети лицензиата.
Предоставление услуг местной и внутризоновой связи, согласно данной лицензии, с использованием радиорелейных систем передачи допускается после получения разрешения на использование рабочих частот в соответствии с отраслевыми нормативными документами.
Допускается применение на абонентском участке радиоудлинителей и оборудования радиодоступа при наличии необходимого частотного ресурса, выделенного установленным порядком государственной радиочастотной службой при Министерстве Российской Федерации по связи и информатизации.
Дата выдачи: ***04.10.2002***
Срок действия лицензии: *до* ***04.10.2012***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

2. Условия осуществления деятельности в соответствии с лицензией № 23237:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной, междугородной и международной телефонной связи сети связи общего пользования на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием сети переговорных пунктов и сети таксофонов, создаваемой лицензиатом.

Таксофоны и переговорные пункты лицензиата включаются в местные телефонные сети на уровне абонентских установок.

Лицензиат имеет право использовать каналы связи и физические цепи сети связи других операторов на возмездной основе в соответствии с Гражданским кодексом.

Дата выдачи: *28.11.2002*

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общая монтированная емкость сети связи лицензиата - не менее 14681 таксофонов и 3109 переговорных пунктов, в том числе:***

- ***на территории Республики Алтай - не менее 66 таксофонов и не менее 94 переговорных пунктов;***
- ***на территории Республики Бурятия - не менее 739 таксофонов и не менее 28 переговорных пунктов;***
- ***на территории Республики Хакасия - не менее 493 таксофонов и не менее 21 переговорного пункта;***
- ***на территории Алтайского края - не менее 750 таксофонов и не менее 921 переговорного пункта;***
- ***на территории Красноярского края - не менее 1750 таксофонов и не менее 300 переговорных пунктов;***
- ***на территории Иркутской области - не менее 2012 таксофонов и не менее 296 переговорных пунктов;***
- ***на территории Кемеровской области - не менее 3095 таксофонов и не менее 188 переговорных пунктов;***
- ***на территории Новосибирской области - не менее 2599 таксофонов и не менее 676 переговорных пунктов;***
- ***на территории Омской области - не менее 1677 таксофонов и не менее 60 переговорных пунктов;***
- ***на территории Томской области - не менее 959 таксофонов и не менее 150 переговорных пунктов;***
- ***на территории Читинской области - не менее 541 таксофонов и не менее 375 переговорных пунктов.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

3. Условия осуществления деятельности в соответствии с лицензией № 23228:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги передачи данных сети связи общего пользования на территории следующих субъектов

Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Предоставление услуг передачи данных осуществляется с использованием сети передачи данных лицензиата.

Лицензиат имеет право на подключение оборудования передачи данных к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс, а также на использование каналов связи и физических цепей сети связи общего пользования.

Подключение оборудования передачи данных лицензиата к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс осуществляется только на правах абонентских установок.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость сети лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 253000 пользователей, в том числе к концу 2003 года - не менее 158000 пользователей.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

4. Условия осуществления деятельности в соответствии с лицензией № 23229:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги по трансляции звуковых программ по сети проводного вещания на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Сеть лицензиата предназначена для вещания звуковых программ общероссийских и государственных региональных компаний.

Трансляция иных программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако,***

Эмитент предпринимает все необходимые действия для минимизации риска их наступления.

5. Условия осуществления деятельности в соответствии с лицензией № 23230:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление пользователям местных, междугородных каналов и трактов связи, каналов подачи программ телевидения, звукового вещания, физических цепей для передачи сигналов электросвязи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление пользователям каналов, трактов связи и физических цепей допускается для организации сетей связи при наличии у их владельцев соответствующих лицензий Министерства Российской Федерации по связи и информатизации (Министерства связи Российской Федерации, Государственного комитета Российской Федерации по связи и информатизации, Государственного комитета Российской Федерации по телекоммуникациям), а также для организации абонентских линий с целью получения доступа к различным сетям связи в соответствии с правилами их построения, и для внутрипроизводственных сетей, не предоставляющих услуг связи на возмездной основе, в том числе имеющих выход на сеть связи общего пользования.

Предоставление каналов связи и физических цепей для организации абонентских и соединительных линий местных телефонных сетей допускается только в пределах территории соответствующих географических зон нумерации АВС ab.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: ***до 28.11.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общее количество организуемых лицензиатом каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов:***

- ***на территории Республики Алтай - не менее 71;***
- ***на территории Республики Бурятия - не менее 452;***
- ***на территории Республики Хакасия - не менее 96;***
- ***на территории Алтайского края - не менее 1813;***
- ***на территории Красноярского края - не менее 548;***
- ***на территории Иркутской области - не менее 316;***
- ***на территории Кемеровской области - не менее 262;***
- ***на территории Новосибирской области - не менее 1989;***
- ***на территории Омской области - не менее 303;***
- ***на территории Томской области - не менее 49;***
- ***на территории Читинской области - не менее 333.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

6. Условия осуществления деятельности в соответствии с лицензией № 23238:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс) на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия,

Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг телеграфной связи осуществляется с использованием технических средств лицензиата. Монтированная емкость телеграфных средств коммутации и передачи, принадлежащих лицензиату, должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории.

Дата выдачи: *14.11.2002*

Срок действия лицензии: *до 14.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

7. **Условия осуществления деятельности в соответствии с лицензией № 23239:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телематических служб сети связи общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг осуществляется с использованием технических средств телематических служб лицензиата.

Дата выдачи: ***29.08.2002***

Срок действия лицензии: ***до 29.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость телематических служб лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 115000 пользователей, в том числе к концу 2003 г. не менее 61000 пользователей.***

Пропускная способность телематической службы передачи речевой информации лицензиата должна обеспечивать к концу срока действия лицензии возможность организации не менее 960 одновременных разговоров, в том числе к концу 2003 г. не менее 480 одновременных разговоров.

Число пользователей, которые могут одновременно участвовать в сеансах аудиоконференцсвязи и видеоконференцсвязи не менее 319.

Количество ПКЛ к концу срока действия лицензии - не менее 381, в том числе к концу 2003 г. - не менее 266.

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

8. Условия осуществления деятельности в соответствии с лицензией № 25790:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 1800 МГц (СПС-1800) на территории Республики Бурятия.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-1800.

Дата выдачи: ***11.04.2003***

Срок действия лицензии: ***до 11.04.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

9. Условия осуществления деятельности в соответствии с лицензией № 20412:

Виды услуг связи, разрешенных к использованию:

Услуги по трансляции телевизионных и звуковых программ на территории Алтайского края.

Дата выдачи: ***31.10.2002***

Срок действия лицензии: ***до 10.12.2006***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

10. Условия осуществления деятельности в соответствии с лицензией № 30291:

Виды услуг связи, разрешенных к использованию:

Услуги по трансляции телевизионных и звуковых программ на территории г. Новосибирска.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

11. Условия осуществления деятельности в соответствии с лицензией № 30216:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Томской области.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.12.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная емкость сети на территории, указанной в данной лицензии, должна составлять по годам: на 31.12.2007 г. – 10 000 номеров, на 31.12.2013 г. – 30 000 номеров.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

12. Условия осуществления деятельности в соответствии с лицензией № 8123:

Виды услуг связи, разрешенных к использованию:

Осуществление эфирного радиовещания СМИ «Радиовестник Кузбасса» в г.г. Гурьевск, Мариинск, Осинники и Топки Кемеровской области.

Дата выдачи: ***13.02.2004***

Срок действия лицензии: ***до 13.02.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

13. Условия осуществления деятельности в соответствии с лицензией № 32170:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания на территории Томской области.

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 27.05.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

14. Условия осуществления деятельности в соответствии с лицензией № 32171:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания (на территории Иркутской области)

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 02.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

15. Условия осуществления деятельности в соответствии с лицензией № 31613:

Виды услуг связи, разрешенных к использованию:

Телематические услуги связи (на территории Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО)

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

16. Условия осуществления деятельности в соответствии с лицензией № 31614:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием средств коллективного пользования на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

17. Условия осуществления деятельности в соответствии с лицензией № 31615:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием таксофонов на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

18. Условия осуществления деятельности в соответствии с лицензией № 31616:

Виды услуг связи, разрешенных к использованию:

Услуги телеграфной связи на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей

деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

19. Условия осуществления деятельности в соответствии с лицензией № 8986:

Виды услуг связи, разрешенных к использованию:

Осуществление телевещания СМИ «Мариинск-ТВ» в г. Мариинске Кемеровской области

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 18.01.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

20. Условия осуществления деятельности в соответствии с лицензией № 33053:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Осинники, Топки, Гурьевск Кемеровской области.

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 13.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

21. Условия осуществления деятельности в соответствии с лицензией № 33052:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей кабельного вещания в г. Бердск Новосибирской области
Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 15.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

22. Условия осуществления деятельности в соответствии с лицензией № 35007:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Мариинске и Новокузнецке Кемеровской области

Дата выдачи: ***14.09.2005***

Срок действия лицензии: ***до 18.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

23. Условия осуществления деятельности в соответствии с лицензией № 36290:

Виды услуг связи, разрешенных к использованию:

Предоставлять услуги по трансляции телевизионных и звуковых программ на территориях Читинской области

Дата выдачи: ***03.11.2005***

Срок действия лицензии: ***до 03.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии:

наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства)

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

24. Условия осуществления деятельности в соответствии с лицензией № 37355:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Республика Бурятия, Омская область, Кемеровская область.

Сеть связи лицензиата создается с использованием оборудования радиотелефонной связи, работающего в диапазоне 330МГц

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

25. Условия осуществления деятельности в соответствии с лицензией № 37356:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Алтайский край, Иркутская область, Томская область.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

26. Условия осуществления деятельности в соответствии с лицензией № 36761:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Томской области.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС 450

Дата выдачи: ***28.11.2005***

Срок действия лицензии: *до 28.11.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

27. Условия осуществления деятельности в соответствии с лицензией № 36762:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети общего пользования на территории Красноярского края

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

28. Условия осуществления деятельности в соответствии с лицензией № 40114:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по передаче данных, за исключением услуг связи по передаче данных для целей передачи голосовой информации на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако,***

Эмитент предпринимает все необходимые действия для минимизации риска их наступления.

29. Условия осуществления деятельности в соответствии с лицензией № 40115:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по предоставлению каналов связи на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

30. Условия осуществления деятельности в соответствии с лицензией № 41552:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Иркутской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

31. Условия осуществления деятельности в соответствии с лицензией № 42053:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Кемеровской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при

наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.
Дата выдачи: *19.06.2006*
Срок действия лицензии: *19.06.2011*
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

32. Условия осуществления деятельности в соответствии с лицензией № 42054:
Виды услуг связи и виды сетей, разрешенных к использованию:
Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Новосибирской области.
Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.
Дата выдачи: *19.06.2006*
Срок действия лицензии: *19.06.2011*
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

33. Условия осуществления деятельности в соответствии с лицензией № 42077:
Виды услуг связи и виды сетей, разрешенных к использованию:
Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц (СПС-900) на территории Республики Бурятия.
Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-900
Сеть СПС-900, создаваемая лицензиатом, присоединяется к сети связи общего пользования Российской Федерации на междугородном уровне в соответствии с Генеральной схемой создания и поэтапного развития федеральной сети подвижной радиотелефонной связи общего

пользования России стандарта GSM.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

34. Условия осуществления деятельности в соответствии с лицензией № 42078:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Республики Хакасия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-450.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

35. Условия осуществления деятельности в соответствии с лицензией № 42553:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания на территории Кемеровской области.

Дата выдачи: ***12.07.2006***

Срок действия лицензии: ***13.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

36. Условия осуществления деятельности в соответствии с лицензией № 42554:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей проводного вещания на территориях автономных округов.

Дата выдачи: ***12.07.2006***

Срок действия лицензии: ***12.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

37. Условия осуществления деятельности в соответствии с лицензией № 42758:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг внутризоновой телефонной связи на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: ***28.07.2006***

Срок действия лицензии: ***28.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

38. Условия осуществления деятельности в соответствии с лицензией № 42759:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг местной телефонной связи за исключением услуг местной телефонной связи с использованием таксофонов и средств коллективного доступа на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: ***28.07.2006***

Срок действия лицензии: ***28.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей

деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

б) Сети связи.

Местная телефонная сеть.

На местных телефонных сетях на 30.09.2006г. в филиалах ОАО «Сибирьтелеком» в эксплуатации – 4 510 телефонных станций общей монтированной емкостью – 4 393,2 тыс. номеров, в том числе:

- ***на городских телефонных сетях – 796 АТС емкостью – 3 598,2 тыс. номеров***
- ***на сельских телефонных сетях – 3 714 АТС емкостью – 795 тыс. номеров***

На местных телефонных сетях эксплуатируется как аналоговое, так и цифровое коммутационное оборудование:

- ***3 374 координатных АТС емкостью - 1 391,3 тыс. номеров***
- ***195 квазиэлектронных АТС емкостью - 249,5 тыс. номеров***
- ***941 электронных АТС емкостью - 2 752,4 тыс. номеров***

Внутризоновая первичная сеть

Внутризоновая первичная сеть ОАО «Сибирьтелеком» построена по радиальному принципу в каждой зоне нумерации на кабельных (медных и оптических) воздушных и радиорелейных линиях. По состоянию на 30.09.2006г.

Протяженность кабельных внутризоновых линий передач -	***19 554,9 км.***
в том числе:	
- по волоконно-оптическому	***10 078 км.***
Протяженность радиорелейных линий передачи -	***4 209,2 км.***
из них:	
-цифровых	***1 416,9 км.***
Протяженность воздушных передач -	***3 018,4 км.***
Протяженность образованных каналов внутризоновой первичной сети –	***103 612 тыс. канало-км.***
из них:	
- по воздушным линиям передачи -	***57,4 тыс. канало-км.***
- по кабельным -	***101 964,7 тыс. канало-км.***
из них:	
- по волоконно-оптическому кабелю -	***101 043,3 тыс. канало-км.***
- по радиорелейным	***1 553,8 тыс. канало-км.***
- по спутниковым	***17,1 тыс. канало-км.***
Протяженность каналов, образованных цифровыми системами передачи -	***102 449,9 тыс. канало-км.***

в том числе:

-синхронной цифровой иерархии *101 212,4 тыс.кан.-км.*
-плезиохронной цифровой иерархии - *1 237,5 тыс.кан.-км.*

Телефонная сеть - не выделенная
Планируется оказание в создаваемой сети услуг интеллектуальной сети связи
Присоединения:
К сети общего пользования
Уровень присоединения к сети ТФОП по каждому региону - ТФОП

Сети передачи данных

Инфраструктура сетей передачи данных состоит из нескольких взаимоувязанных сетей работающих по различным протоколам. В настоящее время ОАО "Сибирьтелеком" эксплуатирует сети передачи данных со следующими сетевыми технологиями:

- *X.25 (Оборудование Telenet, ИАС, Telematics)*
- *Frame Relay (Cascade, RAD, Cisco)*
- *ATM (Cisco, Alcatel, Huawei)*
- *MetroEthernet (Cisco)*
- *IP/MPLS (Cisco)*

Строительство (модернизация/расширение) новых фрагментов инфраструктуры сети передачи данных осуществляется исходя из требования мультисервисности – современная сеть передачи данных должна обладать функциями универсальности: переносить разнородный трафик(голос/видео/данные) с заданными параметрами качества обслуживания и уровнем конфеденциальности. На базе такой сетевой инфраструктуры оказываются как услуги доступа к Интернет, так и услуги построения виртуальных частных сетей VPN для корпоративных клиентов. Для построения таких сетей используются следующие технологий:

- *IP/MPLS/MetroEthernet для строительства сетей в крупных населенных пунктах (не менее 10 тыс. жителей) или организация высокоскоростных (более 1 Гб/с) магистральных каналов передачи данных.*

- *ATM/Frame Relay для строительства внутризоновых сетей, обьединяющих небольшие населенные пункты с организацией низкоскоростных (2-16 Мбит/с) каналов передачи данных.*

Городские и областные мультисервисные сети действуют в городах и районах Иркутской, Кемеровской, Новосибирской областей, в Алтайском крае, в г.Красноярск.

Устаревшие (устаревшая сетевая технология или физический износ оборудования) сети передачи данных (например X.25) постепенно модернизируются с использованием многопротокольных маршрутизаторов (в случае износа) или демонтируются в случае перехода/перевода абонентов данных сетей на использование более современных сетевых технологий.

В качестве оборудования доступа (выделенные линии) на сетях передачи данных используются как модемное оборудование (пр-ва ф. Натекс, Кроникс, Shmidt Telecom, Tainet, Зелакс и др.), поддерживающее различные виды xDSL, так и xDSL концентраторы (новые строящиеся сети) поддерживающие протоколы ADSL/G.SHDSL производства Zyxel, Alcatel, Huawei, Cisco.

Услуги коммутируемого доступа оказываются с использованием современного мультипротокольного оборудования (пр-ва Cisco Systems и Lucent), обеспечивающего подключение к ТфОП по цифровым стыкам E1, в т.ч. и ISDN PRI, поддерживающим технологии V.90/V.92 (V.34 в случае использования на малых сетях). используемые концентраторы коммутируемого доступа поддерживают работу в режиме медиа-шлюзов IP-телефонии, что позволяет использовать данное оборудование для предоставления услуг, основанных на технологии VoIP.
Общее количество задействованных портов доступа xDSL 19578 шт., Dialup (коммутируемый доступ) 13125 шт.

Телеграфная сеть

Организована на базе электронной станции коммутации каналов EDXS фирмы «Сименс» объединенного типа АТ/Телекс (сеть абонентского телеграфирования) и ЦКС-Т2-РН (сеть ТгОП).

На 30.09.2006 г. число телеграфных каналов всех видов, образованных каналообразующей аппаратурой - 8 139

в том числе:

- *магистральных – 1 288 каналов*
- *внутриобластных и внутрирайонных – 6 851 канал*

Число телеграфных связей всего – 2 427,5

в том числе:

- *по системе коммутации каналов (КК) – 776,5*
- *по системе коммутации сообщений (КС) – 1 430,5*
- *по системе АТОЛ – 220,5*

Сеть АТ/Телекс

Коммутационное оборудование - станция КК EDXS объединенного типа AT/TLX.

Абоненты РУС включены в станцию КК по схеме удаленного абонента, с использованием телеграфной каналообразующей аппаратуры тонального телеграфирования типа ТТ-144, ТТ-48 и ТТ-12.

В Красноярском филиале в 2005 году заменена станция АТА ПСПД на «СТИН», в Новосибирском филиале ведутся монтажные работы по замене оборудования КК EDXS на «Вектор».

На городском участке для подключения абонентов используется телеграфная каналообразующая аппаратура типа ТТ-144, ТТ-48, ТТ-24, ТВУ-12М и ТВУ-15. Остальные абоненты подключены к станции по физическим (прямым) проводам.

На магистральных межстанционных участках в качестве каналообразующей аппаратуры используется: выделенная аппаратура станции КК EDXS (мультиплексоры), ТТ-144, ТВР – 155, аппаратура СКАТ-1000 Х.25.

На 30.09.2006 г. Задействованная емкость станций КК – 1 334 номеров

Число оконечных установок – 1 886 ед.

Задействованная емкость интегрированных станций КС+КК – 1 889 номеров

Сеть ТгОП

На магистральном участке каналы 2-х межцентровых связей организованы на аппаратуре СКАТ-1000 Х.25, каналы остальных связей – с помощью каналообразующей аппаратуры ТТ-144 и ТВР.

На внутриобластном и городском участках – та же аппаратура, что и на сети АТ/ТХ.

Междугородная сеть

По состоянию на 30.09.2006 г. в ОАО «Сибирьтелеком» - 20 междугородних телефонных станций, в том числе по региональным филиалам:

1.	*Бурятский филиал*	*- 2*
2.	*Иркутский филиал*	*- 1*
3.	*Кемеровский филиал*	*- 5*
4.	*Красноярский филиал*	*- 2*
5.	*Алтайский филиал*	*- 1*
6.	*Горно-Алтайский филиал*	*- 1*
7.	*Омский филиал*	*- 2*
8.	*Читинский филиал*	*- 1*
9.	*Томский филиал*	*- 2*
10	*Хакасский филиал*	*- 1*
11	*Новосибирский филиал*	*- 2*

Сотовая сеть стандартов NMT-450 , GSM-1800, 900

	Улан-Удэнская сотовая сеть		Хакасская сотовая сеть		"Томсктелеком"	
	Тип	Количество	Тип	Количество	Тип	Количество
Частотный ресурс	900 МГц	29 ном.	450 МГц	32 ном.	450 МГц	192 дуплексные пары
	1800 МГц	40 ном				
Коммутатор	Huawei MSC 3.3 (емкость 200 000)	1	Ericsson AXE10 (емкость 10 000)	1	Ericsson AXE-10 (ёмкость 10 000)	2
Базовые станции	HUAWEI BTS312	133	Ericsson RS4000	2	Ericsson RS-4000	12
			-	-	DAMM	9
Релейные станции	МИК-РЛ15	3	-	-	BD-34	17
	Флокс	0	-	-	-	-
Модемы	OLENCOM-H3900 МОРИОН TE-5930	35комп.(70 шт.) 2комп.(4шт)	-	-	-	-

Арендованные каналы:

Арендатор (РФ)	Арендодатель	№договора, срок действия	Характеристики каналов
Хакасский филиал	ОАО «Ростелеком»	№1-17-07 от о5.01.97г. с автоматическим продлением до момента расторжения	аналоговые (по ВГ, ПГ)
Томский филиал	ОАО «Востокгазпром»	№61 от 27.05.02г. не ограничен	цифровые (по Е1)
	ОАО «Связьтранснефть»	№374 от 31.12.04г. не ограничен	цифровые (Е1)
Алтайский филиал	ОАО «Ростелеком»	№1-05 от 31.03.97г. на 1 год с автоматическим продлением до момента расторжения	аналоговые (ПГ)
	ФГУП РТРС	№14/04-э от 14.01.04г. на 1 год с автоматическим продлением до момента расторжения	ТЛФ ствол (аналоговый, оцифрован РФ)
Кемеровский филиал	ОАО «Ростелеком»	№1-04 от 31.03.97г. с автоматическим продлением до момента расторжения	аналоговые (по ВГ, ПГ)
	ЗАО «ЗапСибТрансТелеком»	№300/02-ЗСТТК от 11.10.02г. на 1 год с пролонгацией	цифровые (по Е1)
Горно-Алтайский филиал	ГУ РА «Элтелком»	№51 от 26.10.04г. на 1 год с пролонгацией	аналоговые (по ПГ, поканально)
	РТПЦ РА	№2-2002РРЛ от 12.02.02г. на 1 год с пролонгацией	аналоговые (по ПГ)
	ЗАО «ССС-900»	№59 от 07.10.03г. на 1 год с пролонгацией	цифровые (Е1)
Иркутский филиал	ОАО «Ростелеком»	№1-12-10 от 19.02.02г. до момента расторжения	аналоговые(по ВГ, ПГ, поканально),цифровые (по Е1)
	ЗАО «Востоксвязь»	№4-УСА-2001 от 03.01.01г. на 3 года с автоматическим продлением	аналоговые (по ВГ)

	ЗАО «Компания ТрансТелеком»	№MS000102 от 11.05.01г. на 3 года с автоматическим продлением	цифровые (по E1)
	ООО «Иркутск энергосвязь»	№ 1745 от 31.12.04г. до 01.01.2010г. №1395 от 01.07.04г. на 3 года с автоматическим продлением	цифровые (по E1)
	ООО «СЦ СОВИНТЕЛ»	№1/2721 от 05.07.00г., №1/2720 от 05.07.00г., №1/3664 от 12.11.01г., №Vb206 от 01.12.03г., №VK953 от 18.11.04г., №VK951 от 26.11.04г. на 3 года с автоматическим продлением	цифровые (по ОЦК)
Красноярский филиал	ОАО «Ростелеком»	№1-17-08 от21.04.97г. до	аналоговые (по ВГ, ПГ, поканально)
	ККРТПЦ	№11Э/02 от 12.03.03г. на 1 год с пролонгацией, №143 от 21.08.03г. на 1 год с пролонгацией, №03/40 от 18.02.03г. на 5 лет с пролонгацией №208 от 11.11.05г. на 1год с пролонгацией.	аналоговые (поканально),цифровые (по E1)
	ЗАО «РУСТЕЛ»	№К017/03 от 24.01.03г.на 1 год с пролонгацией	цифровые (по E1)
	КБ «ИСКРА»	№889 от 24.04.01г. на 1 год с пролонгацией, №1753 от 01.06.03г. на 1год с пролонгацией, №1533 от 10.11.02г. на 1 год с пролонгацией. №2758 от 16.06.05г. на 1 год с пролонгацией, №2621, 2622 от 6.04.05г. на 1 год с пролонгацией, №2625 от 08.04.05г. на 1 год с пролонгацией, №3089 от 11.11.05г. на 1 год с пролонгацией, №3064,3069 от14.12.05г. на 1 год с пролонгацией	аналоговые (поканально), цифровые (по ОЦК, E1)
	ЗАО «Енисейтелеком»	№5/2005-1по17 от 29.12.05г. до момента расторжения	аналоговые (ВГ, ПГ, поканально) цифровые (E1, ОЦК)
Омский филиал	ФГУП «РТРС» Омский филиал ОРТПЦ	№1-02 от 15.01.01г. до момента расторжения	аналоговые (по ВГ), цифровые (ВЦТ)
Читинский филиал	ОАО «Ростелеком»	№1-12-12 от 22.01.01г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально)
	ЗАО «Телепорт-ТП»	№504 от 02.03.98г. не ограничен	цифровые (по E1)
	ОАО «Российские железные дороги»	№35 от 03.09.04г., №43от 04.01.05г. не ограничен	аналоговые (поканально)
	ЗАО «Компания Транстелеком»	№СТ000045 от 23.05.03г. не ограничен	цифровые (по E1)
	ОАО «Читаэнерго»	№ нет от 12.01.05г. не ограничен	цифровые (по E1)

Бурятский филиал	ОАО «Ростелеком»	№1-12-11 от 17.09.02г. на неопределенный срок	аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Компания Транстелеком»	№24-05/2 от 01.09.03г. на 1 год пролонгацией	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№AF232 от 05.03.03г на неопределенный срок	цифровые (ОЦК)
	ИП «Седов»	№03/РБ-02 от 12.03.04г. на неопределенный срок	цифровые (по Е1)
Новосибирский филиал	ООО «Сибирь-Сигнал»	№5/С/03 от 19.12.03г. на 5 лет с пролонгацией	ТЛФ ствол (аналоговый, оцифрован РФ)

3.3. Планы будущей деятельности эмитента.

Краткое описание планов эмитента в отношении будущей деятельности и источников будущих доходов:
Долгосрочной маркетинговой целью ОАО "Сибирьтелеком" является удержание лидирующих позиций на рынках услуг проводной местной и зоновой телефонии, удержание доминирующих позиций на рынках услуг Интернет и ПД, обеспечение надежного присутствия и постепенное расширение участия аффилированных структур на рынке услуг мобильной связи Сибирского Федерального округа.

Основные задачи в рамках выполнения стратегической цели:

- удержание не менее 80% рынка услуг проводной местной телефонии за счет дальнейшего увеличения номерной емкости телефонных сетей. Повышение качества обслуживания потребителей за счет постепенного увеличения цифровизации сети. Применение для удовлетворения спроса на услуги голосовой телефонии технологий беспроводного доступа (прежде всего, DECT) на сети общего пользования;

- повышение доходности услуг традиционной телефонии за счет расширения спектра предоставляемых услуг, в т. ч. ДВО, услуг интеллектуальных сетей, информационно-справочных услуг;

- деятельность на рынке м/г и м/н связи в качестве агента национальных операторов и удержание лидирующих позиций на рынке услуг зоновой связи, за счёт повышения гибкости и совершенствования служб продаж, работы с корпоративными клиентами, внедрения и продвижения услуг ip-телефонии для населения;

- завоевание и удержание не менее 50% рынка доступа к Интернет за счет развития инфраструктуры сетей доступа, использования взаимоувязанных магистральных транспортных сетей ОАО "Сибирьтелеком" и широкого применения технологий проводного (ADSL, SHDSL) и беспроводного (Wi-Fi, Wi-Max) широкополосного абонентского доступа; Кроме того, общество планирует активно работать над контент-наполнением услуг. В 2006 году в качестве приоритетных направлений развития контента рассматривается IP-TV, ИСС, NGN, работа с сетевыми ресурсами (в первую очередь создание собственного веб-портала). В этом же году планируется эффективно наладить взаимодействие с поставщиками контента, а также использовать при разработке и реализации контент-услуг зависимые общества.

- обеспечение участия Общества на рынке услуг сотовой связи с долей рынка 25% путем дальнейшего развития сотового бизнеса в филиалах, работающих в настоящее время на данном рынке, а также дочернего бизнеса; возможность для реализации такого решения обуславливается грядущим переходом к стандартам мобильной связи 3-го поколения, что в некоторой степени поднимает шансы ОАО Сибирьтелеком" на данном рынке.

Доля, занимаемая Эмитентом на основных рынках по состоянию на 30.09.2006г.:

Рынок	*Доля Эмитента на рынке услуг связи (по доходам)*
Местная телефонная связь	*83,2%*
Внутризоновая связь	*95%*
Доступ в Интернет	*51%*
Сотовая (мобильная) связь (с учётом дочерних обществ)	*23,2%*

Планы, касающиеся разработки новых видов продукции:
В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет по технологии ADSL (торговая марка Webstream), сети ISDN, IP-телефонии, интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.
Продвижение услуг широкополосного доступа под торговой маркой Webstream проводится согласно протоколу №5 от 18 октября 2005 года заседания комиссии по разработке и продвижению торговых марок.

Эмитент не планирует изменение основного вида деятельности.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

1. Организация: ***Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"***
Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является учредителем Некоммерческого партнерства "Центр исследования проблем развития телекоммуникаций", расположенного адресу: Москва, ул. Плющиха, д.55,стр. 2.***
Функции эмитента в данной организации:
ОАО "Сибирьтелеком" принимает активное участие в таких видах деятельности Партнерства, как:
- ***исследование проблем развития телекоммуникационной отрасли;***
- ***разработка проектов нормативно-правовых актов, методических рекомендаций и иных документов;***
- ***оказание консультационного и иного содействия организациям связи по различным аспектам деятельности;***
- ***представление и защита прав и интересов членов Партнерства и иных хозяйствующих субъектов связи в государственных органах и иных организациях.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

2. Организация: ***Ассоциация "Сибдальсвязь"***
Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является участником Ассоциации "Сибдальсвязь", расположенной по адресу: г. Иркутск, ул. Богаткова , 8.***
Функции эмитента в данной организации:
Эмитент принимает участие в рабочих заседаниях Ассоциации по вопросам:
- ***развитие связи Сибири и Дальнего Востока;***
- ***разработка предложений и конкретных рекомендаций по укреплению экономического положения предприятий связи, по решению социальных и экологических проблем, взаимоотношения предприятий и местных органов;***
- ***внедрения в производство нового хозяйственного механизма, перспективных информационных технологий в области электросвязи;***
- ***оказание содействия в решении проблем развития связи Сибири и Дальнего Востока, обеспечение социальной защиты производственных коллективов и их руководителей, получение прибыли.***

Срок участия эмитента в данной организации: *ОАО "Сибирьтелеком" является членом данной ассоциации с 1990 года.*

3. Организация: *Ассоциация управления качеством связи и информатизации "Международный конгресс качества телекоммуникаций"*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации:
Эмитент принимает участие в:
- *Международных форумах, конференциях, симпозиумах, семинарах, выставках*
- *в выполнении договорных работ, поручаемых Ассоциацией;*
- *получении информационного бюллетеня Ассоциации;*
- *получении информационной, нормативно-правовой, методической и технической документации, предоставляемой и распространяемой Ассоциацией;*
- *размещении в материалах Ассоциации информации о мероприятиях, проводимых организациями и др.*

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004г.***

4. Организация: *Международная Ассоциация GSM*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2003 года.***

5. Организация: *Межрегиональная ассоциация руководителей предприятий*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Функции Эмитента - объединение руководителей и коллективов предприятий, расположенных в Сибирском регионе, для повышения эффективности их деятельности и взаимодействия с органами власти.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

6. Организация: ***Некоммерческое партнерство "Сибирская Объединённая Международная Академия Информатизации"***
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Эмитент принимает участие в работе органов управления организации в соответствии с уставом организации.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

7. Организация: ***Некоммерческое партнерство "Объединение специалистов по связям с инвесторами"***
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Участие в мероприятиях, направленных на объединение профессионалов в области связей с инвесторами.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

8. Организация: ***Союз промышленников и предпринимателей Республики Бурятия***
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Функции Эмитента - объединение представителей промышленных и предпринимательских структур для лоббирования общих интересов в органах власти всех уровней, направленных на создание условий для успешной деятельности при проведении экономической реформы.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной***

организации с 2004 года.

9. Организация: ***Негосударственное образовательное учреждение "Институт радиоэлектроники, сервиса и диагностики"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - улучшение подготовки специалистов и расширения номенклатуры профессий по направлениям радиотехники, приборостроения и связи.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 1997 года.***

10. Организация: ***Некоммерческое партнерство "Информация и технологии"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***участие в реализации целевых программ в сфере информации и коммуникации, ведение бизнеса в рамках сотрудничества.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 2005г.***

3.5. Дочерние и зависимые хозяйственные общества эмитента.

1. Полное фирменное наименование: ***закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм"***
Сокращённое фирменное наименование: ***ЗАО "СтеК Джи Эс Эм"***
Вид деятельности: ***Сотовая связь, стандарта GSM 900/1800***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0 %***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Левин Дмитрий Николаевич

Персональный состав Совета директоров:
Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,000008 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Куприянов Юрий Геннадьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,0005 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган
Председатель Правления - Иванников Сергей Леонидович

Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,0000001 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

2. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская телекоммуникационная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтел"***
Вид деятельности: ***Предоставление услуг местной телефонной связи***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Набока Александр Иванович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

3. Полное фирменное наименование: ***закрытое акционерное общество "Енисейтелеком"***
Сокращённое фирменное наименование: ***ЗАО "ЕТК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Никулин Анатолий Иванович

Персональный состав Совета директоров:
Гришко Николай Александрович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,00045 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Полищук Павел Викторович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Иванов Сергей Михайлович

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Горецкая Юлия Сергеевна
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ткаченко Сергей Павлович
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ульянцев Владимир Ювенальевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

4. Полное фирменное наименование: ***закрытое акционерное общество "Байкалвестком"***
Сокращённое фирменное наименование: ***ЗАО "БВК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров - Никулин Анатолий Иванович

Персональный состав Совета директоров:
Козин Владимир Владимирович
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004%***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Шаповалов Владимир Николаевич

Димова Светлана Васильевна
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Кузнецов Михаил Владимирович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

5. Полное фирменное наименование: *закрытое акционерное общество "ЧитаНЭТ"*
Сокращённое фирменное наименование: *ЗАО "ЧитаНЭТ"*
Вид деятельности: ***Передача данных, услуги Интернет***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности общества: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Алексеев Валерий Петрович

Персональный состав Совета директоров:
Алексеев Валерий Петрович
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0,0354*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0443 %***

Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Симаков Сергей Иванович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,00995*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,012 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Антропов Владимир Николаевич
Год рождения: ***1968***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

6. Полное фирменное наименование: ***открытое акционерное общество "Региональные информационные сети"***
Сокращённое фирменное наименование: ***ОАО "РИНЕТ"***
Вид деятельности: ***Услуги Интернет***
Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн.304А***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

7. Полное фирменное наименование: ***закрытое акционерное общество "АТС-32"***
Сокращённое фирменное наименование: ***ЗАО "АТС-32"***

Вид деятельности: *Местная телефонная связь, услуги Интернет*
Место нахождения: *г. Иркутск, ул. Мира, 94*
Доля эмитента в уставном капитале общества: *93,94 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *93,94 %*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Ноздрин Владимир Викторович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,0047 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ковальков Владимир Васильевич
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Чичиков Александр Константинович
Год рождения: *1947*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шаповалов Владимир Николаевич
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0,0078 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0069 %*

Ширшов Олег Петрович
Год рождения: *1957*
Доля данного лица в уставном капитале эмитента: *0,0033 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,004 %*

Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Майба Владимир Васильевич
Год рождения: *1953*
Доля данного лица в уставном капитале эмитента: *0,00035 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00047 %*

8. Полное фирменное наименование: *открытое акционерное общество "НГТС-Пэйдж"*
Сокращённое фирменное наименование: *ОАО "НГТС-Пэйдж"*
Вид деятельности: *Пейджинговая связь*
Место нахождения: *г. Новосибирск, ул. Выставочная, 15/3*
Доля эмитента в уставном капитале общества: *72,7 %*

Доля обыкновенных акций общества, принадлежащих эмитенту: *72,7%*
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что годовое общее собрание акционеров не было проведено в установленные законом сроки. Внеочередным общим собранием акционеров принято решение о ликвидации общества.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Литвишко Сергей Алексеевич (председатель ликвидационной комиссии)
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

9. Полное фирменное наименование: ***закрытое акционерное общество "Регион-сеть"***
Сокращённое фирменное наименование: ***ЗАО "Регион-сеть"***
Вид деятельности: ***Услуги связи CDMA***
Место нахождения: ***г. Новосибирск, ул.Добролюбова,12***
Доля эмитента в уставном капитале общества: ***66 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***66%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Миховский Даниил Валерьевич
Год рождения: ***1983***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

10. Полное фирменное наименование: ***открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком"***
Сокращённое наименование: ***ОАО "АК Мобилтелеком"***
Вид деятельности: ***Услуги Интернет, передача данных, пейджинговая связь***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале общества: ***64,99 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***64,99 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0,0003141 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0,0004163 %***

Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***

Органы управления:

Совет директоров (наблюдательный совет)

Председатель Совета директоров – Здаров Андрей Валентинович

Персональный состав Совета директоров:

Волевич Михаил Аркадьевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Здаров Андрей Валентинович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подольская Алла Николаевна
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Щукин Вячеслав Николаевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:

Изотов Алексей Викторович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

11. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская инвестиционная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтинком"***
Вид деятельности: ***Торгово-посредническая деятельность***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале общества: ***62,5 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***62,5 %***
Значение общества для деятельности эмитента: ***финансовое вложение с целью получения прибыли***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Поливкин Фёдор Павлович
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

12. Полное фирменное наименование: ***закрытое акционерное общество "ТелеРосс-Новосибирск"***
Сокращённое фирменное наименование: ***ЗАО "ТелеРосс-Новосибирск"***
Вид деятельности: ***Телефонная связь, передача данных, услуги Интернет (Golden Telecom)***
Место нахождения: ***г. Новосибирск, ул. Ленина, 12***
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Пирожков Сергей Михайлович

Персональный состав Совета директоров:
Бутенко Анатолий Иванович
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Кудрявцев Александр Георгиевич
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Патока Андрей Евгеньевич
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Балаш Валерий Александрович
Год рождения: ***1944***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

13. Полное фирменное наименование: ***закрытое акционерное общество "Новоком"***
Сокращённое фирменное наименование: ***ЗАО "Новоком"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Колпаков Александр Сергеевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***

Доля данного лица в уставном капитале эмитента: *0,000026 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,000034 %*

Пономаренко Борис Федосеевич
Год рождения: ***1940***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пономаренко Михаил Борисович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коняхина Елена Васильевна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - **не *предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Нехаев Александр Львович
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

14. Полное фирменное наименование: ***закрытое акционерное общество "АТС-41"***
Сокращённое фирменное наименование: ***ЗАО "АТС-41"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***Иркутская область, г. Братск, ул. Мира, 27***
Доля эмитента в уставном капитале общества: ***49,91 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***49,91 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Шерашов Юрий Валентинович

Персональный состав Совета директоров:
Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Рерих Владимир Викторович
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,0007 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00025 %***

Силяков Виталий Иванович
Год рождения: ***1947***
Доля данного лица в уставном капитале эмитента: ***0,0127 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0163 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Шерашов Юрий Валентинович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0,00033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Аганин Алексей Алексеевич
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

15. Полное фирменное наименование: ***открытое акционерное общество "Иркутская расчетная палата"***
Сокращённое фирменное наименование: ***ОАО "ИРП"***
Вид деятельности: ***услуги Интернет***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале общества: ***34 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***34 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:
Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Козинцев Александр Анатольевич
Год рождения: ***1945***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

16. Полное фирменное наименование: *закрытое акционерное общество "Желтые страницы - Томсктелеком"*
Сокращённое фирменное наименование: *ЗАО "Желтые страницы - Томсктелеком"*
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Томск, ул. Кулева, 32***
Доля эмитента в уставном капитале общества: ***33,3 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***33,3 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Майофис Аркадий Исаевич

Персональный состав Совета директоров:

Жуков Леонид Михайлович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Майофис Аркадий Исаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Попов Виталий Федорович
Год рождения: ***1948***
Доля данного лица в уставном капитале эмитента: ***0,0689 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0913 %***

Вайс Валентина Николаевна
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0,00064 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Лысенко Юрий Николаевич
Год рождения: ***1965***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гердт Андрей Робертович
Год рождения: ***1965***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Портнов Константин Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом***

юридического лица

Лицо осуществляющее функции единоличного исполнительного органа:
Портнов Константин Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

17. Полное фирменное наименование: ***открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области"***
Сокращённое фирменное наименование: ***ОАО "ЦСиТКСН"***
Вид деятельности: ***Местная и внутризоновая телефонная связь***
Место нахождения: ***г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале общества: ***30 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***30 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Деревяшкин Владимир Михайлович

Деревяшкин Владимир Михайлович
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ханжина Анжелика Георгиевна
Год рождения: ***1982***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Яков Билиг
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рэувен Билиг
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

18. Полное фирменное наименование: ***общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь"***
Сокращённое фирменное наименование: ***ООО "СИМедиа-Сибирь"***
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале общества: ***25,01 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***
Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Долгалёва Светлана Борисовна
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

19. Полное фирменное наименование: ***общество с ограниченной ответственностью "Гипросвязь-Сибирь"***
Сокращённое фирменное наименование: ***ООО " Гипросвязь-Сибирь"***
Вид деятельности: ***Проектный инжениринг, разработка проектной документации***
Место нахождения: ***г.Новосибирск, ул.Выставочная, 15/3***
Доля эмитента в уставном капитале общества: ***24 %***
Значение общества для деятельности эмитента: ***Контроль за деятельностью поставщика услуг***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Кармазин Геннадий Львович

Евгеньев Антон Львович
Год рождения: ***1979***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Кармазин Геннадий Львович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Курашова Валентина Викторовна
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Толоконникова Елена Николаевна
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0002 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0002 %***

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Информация о первоначальной (восстановительной) стоимости основных средств и сумме начисленной амортизации за 3 квартал 2006г.:

Наименование группы объектов основных средств	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Здания	2 798 353	627 371
Земельные участки и объекты природопользования	7 549	-
Сооружения и передаточные устройства	10 198 933	3 876 504
Машины и оборудование	17 570 457	7 972 171
Транспортные средства	416 811	262 503
Вычислительная и оргтехника	1 831 380	1 111 715
Жилой фонд	22 323	-
Прочие основные средства	622 968	434 836
Итого:	**33 468 774**	**14 285 100**

Сведения о способах начисления амортизационных отчислений:
Согласно Учетной политики (п.2.2 «Порядок учета основных средств») начисление амортизации

по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Результаты последней переоценки основных средств и долгосрочно арендуемых основных средств, осуществленной за 5 последних завершенных финансовых лет:
Переоценка основных средств и долгосрочно арендуемых основных средств в течение 5 завершенных финансовых лет не производилась.

Планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств эмитента, и иных основных средств по усмотрению эмитента:
Эмитент не планирует производить существенные изменения в составе основных средств, в том числе у Эмитента отсутствуют планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Эмитента.

Сведения обо всех фактах обременения основных средств эмитента:

Вид обеспечения	Сумма (руб.)	Наименование организации	Номер и дата договора	Наименование организации,за к-рую выдано поручительство, залог, гарантия	Дата исполнения обеспеченного обязательства
Залог	224 276	Администрация Оловяннинского района Читинской области	1-ОЛ от 31.07.2003	Читинский филиал ОАО «Сибирьтелеком»	18.12.06
Залог	1 605 527	Администрация Улетовского района Читинской области	45-03 от 27.10.2003	Читинский филиал ОАО «Сибирьтелеком»	03.11.06
Залог	436 420	Администрация Кыринского района Читинской области	б/н от 01.09.2003	Читинский филиал ОАО «Сибирьтелеком»	25.12.06
Залог	155 074 669	АК СБ РФ	№ ДЗ-263/1 от 20.12.2004	Ген. Дирекция ОАО «Сибирьтелеком»	07.12.07
Залог	40 765 500	АК СБ РФ	№ДИ-254/1 от 07.12.2004	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	25 666 500	АК СБ РФ	№ДИ-254/2 от 07.12.2004	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	47 712 800	АК СБ РФ	№ДИ-254/3 от 07.12.2004	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	23 163 350	АК СБ РФ	№ДИ-254/4 от 07.12.2004	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	191 114 250	АК СБ РФ	№ДИ-254/5 от 02.02.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	72 468 750	АК СБ РФ	№ДИ-254/6 от 02.02.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	133 917 000	АК СБ РФ	№ДИ-254/7 от 02.02.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	80 133 750	АК СБ РФ	№ДИ-254/8 от 02.02.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	24 764 250	АК СБ РФ	№ДИ-254/9 от 20.04.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	194 131 500	АК СБ РФ	№ДИ-254/10 от 20.04.2005	Ген. Дирекция ОАО «Сибирьтелеком»	31.10.09
Залог	567 807 330	ЗАО "Газпромбанк"	8575/1/н от 28.10.2004	Ген. Дирекция ОАО «Сибирьтелеком»	10.05.07
Залог	86 800 878	ЗАО "ИНГ Банк (Евразия)"	№2005/3-1 от 11.04.2005 г.	Ген. Дирекция ОАО «Сибирьтелеком»	30.06.08
Залог	60 997 024	ЗАО "ИНГ Банк (Евразия)"	№2005/77-4 от 16.01.2006 г.	Ген. Дирекция ОАО «Сибирьтелеком»	30.06.08

Залог	784 671 565	ЗАО "Банк Сосьете Женераль Восток"	№060707/12063/р от 07.07.2006	Ген. Дирекция ОАО «Сибирьтелеком»	10.07.09
Залог	135 119 563	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-1/S1 от 31.01.2006	Ген. Дирекция ОАО «Сибирьтелеком»	31.07.07
Залог	272 497 222	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-2/S1 от 26.04.2006	Ген. Дирекция ОАО «Сибирьтелеком»	25.10.07

IV. Сведения о финансово - хозяйственной деятельности эмитента.

4.1. Результаты финансово - хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

Динамика показателей, характеризующих прибыльность и убыточность эмитента.

Наименование показателя	2 квартал 2006г.	3 квартал 2006г.
Выручка, тыс. руб.	5 473 049	5 840 512
Валовая прибыль, тыс. руб.	1 231 957	1 515 575
Чистая прибыль (нераспределенная прибыль (непокрытый убыток)), тыс. руб.	874 232	724 957
Рентабельность собственного капитала, %	12,5	17,3
Рентабельность активов, %	5,1	7,6
Коэффициент чистой прибыльности, %	16,0	12,4
Рентабельность продукции (продаж), %	22,5	25,9
Оборачиваемость капитала, раз	0,4	0,7
Сумма непокрытого убытка на отчетную дату, руб.	-	-
Соотношение непокрытого убытка на отчетную дату и валюты баланса, руб.	-	-

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.

Экономический анализ прибыльности / убыточности эмитента, исходя из динамики приведенных показателей:

Эмитент в рассматриваемом периоде демонстрирует стабильные финансовые результаты. Динамичное развитие бизнеса, диверсификация деятельности, а также рост реально располагаемых доходов населения, нашли отражение в положительной динамике балансовых показателей Эмитента. Выручка в 3 квартале 2006 года по сравнению со 2 кварталом выросла на 367 млн. руб. (или на 6,7%), валовая прибыль – на 284 млн. руб. (или на 23,0%). Снижение чистой прибыли при поквартальном сравнении обусловлено тем, что во 2 квартале ОАО «Сибирьтелеком» получило дополнительные доходы от участия в других организациях (дивиденды). Деятельность компании в 3 квартале 2006 года положительно характеризует и тот факт, что рентабельность продаж приросла на 3,4 п.п. По сравнению с 9 месяцами прошлого года возросли показатели рентабельности собственного капитала - на 9,9 п.п. и рентабельности активов – на 4,7 п.п.; оборачиваемость капитала осталась на уровне аналогичного периода прошлого года.

Поскольку балансовые убытки у Эмитента отсутствуют, то показатели "сумма непокрытого убытка" и "соотношение убытков по балансу и валюты баланса" - нулевые.

Информация о причинах, которые, по мнению органов управления эмитента, привели к убыткам/прибыли эмитента, отраженным в бухгалтерской отчетности 3 квартала 2006 года:

В целом итоги 3 квартала 2006 года можно оценивать как позитивные. Уровень прибыльности, достигнутый в 3 квартале 2006 года, обеспечен увеличением объёма предоставляемых услуг, получением доходов от продажи и прочего выбытия основных средств и прочих активов, а также получением доходов от восстановления резерва по сомнительным долгам.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово-хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности.

Рост выручки от продажи товаров, продукции и услуг Эмитента в 3 квартале 2006 года по отношению ко 2 кварталу составил 106,7% или 367,5 млн. руб.

В структуре прироста выручки в 3 квартале 5,1% прироста приходится на услуги местной телефонной связи, на услуги сотовой связи – 3,1% и на новые услуги – 2,9%. Наибольшую долю - 86% занимает прирост доходов от услуг внутризоновой телефонной связи. Это связано с тем, что с 1 июля 2006 года согласно поправке в статью 54 федерального закона «О связи» в действие вступил принцип «Платит звонящая сторона». Звонки абонентов фиксированной телефонной связи на номера абонентов сотовой связи в пределах областных, краевых, республиканских центров стали платными (тарифы утверждены ФСТ России 19 июня 2006 года).

Прирост доходов от предоставления услуг местной телефонной связи объясняется ростом абонентской базы. Прирост доходов от предоставления новых услуг произошел, в основном, за счет увеличения объема информации, переданной по сети Интернет и ростом количества интернет – пользователей. Доходы от беспроводной связи увеличились также в связи с ростом количества абонентов сотовой связи.

Рост расходов по обычным видам деятельности в 3 квартале 2006 года по отношению ко 2 кварталу составил 102,0%, в основном за счет роста расходов по услугам операторов связи (на 73,1%), расходов на оплату услуг сторонних организаций (на 10,7%) и расходов на материалы, топливо, запчасти (на 15,1%). Рост расходов по услугам операторов связи объясняется тем, что с 1 июля 2006 года расчеты между операторами фиксированной и сотовой связи основаны на новых тарифах, утвержденных Федеральной службой по тарифам (ФСТ России) 19 июня 2006 года в связи с реализацией принципа «Платит звонящая сторона». Рост расходов на материалы, топливо, запчасти, а также на оплату услуг сторонних организаций носит сезонный характер и связан с активизацией работ строительно-ремонтного характера.

В целом итоги 3 квартала 2006 года можно оценивать как позитивные. Уровень прибыльности, достигнутый в 3 квартале 2006 года, обеспечен увеличением объёма предоставляемых услуг, получением доходов от продажи и прочего выбытия основных средств и прочих активов, а также получением доходов от восстановления резерва по сомнительным долгам.

Мнения членов Совета директоров и Правления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают. Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

Показатели, характеризующих ликвидность эмитента:

Наименование показателя	2 кв. 2006г.	3 кв. 2006г.
Собственные оборотные средства, тыс. руб.	- 11 778 396	- 11 791 842
Индекс постоянного актива	1,95	1,90
Коэффициент текущей ликвидности	1,11	0,75
Коэффициент быстрой ликвидности	0,86	0,54
Коэффициент автономии собственных средств	0,41	0,44

Для расчета приведенных показателей использовалась методика, рекомендованная нормативными актами федерального органа исполнительной власти по рынку ценных бумаг.

Экономический анализ ликвидности и платежеспособности эмитента, достаточности собственного капитала эмитента для исполнения краткосрочных обязательств и покрытия текущих операционных расходов эмитента на основе экономического анализа динамики приведенных показателей:

Недостаток собственных оборотных средств эмитента, рассчитываемый по методике ФСФР России, за отчетный квартал существенно не изменился.

Показатели ликвидности указывают на степень платежеспособности Эмитента по краткосрочным долгам. Смысл этих показателей состоит в сравнении величины текущих обязательств Эмитента и его оборотных средств, которые должны обеспечить погашение обязательств.

Коэффициент текущей ликвидности показывает, достаточно ли у Эмитента средств, которые могут быть использованы для погашения краткосрочных обязательств. Значение коэффициента ухудшилось на 32%, что вызвано ростом краткосрочных обязательств в отчетном периоде.

Коэффициент быстрой ликвидности - более жесткая оценка ликвидности Эмитента, этот коэффициент рассчитывается с использованием только части текущих активов - денежных средств, финансовых вложений и дебиторской задолженности, которые сопоставляются с текущими обязательствами. Значение коэффициента так же снизилось на 37%.

Столь существенное ухудшение показателей ликвидности обусловлено ростом текущей кредиторской задолженности на 19,8%, а также уменьшением оборотных активов на 20% в связи с расходованием накопленных денежных средств для погашения облигационного займа, которое было осуществлено в июле 2006 г.

Коэффициент автономии собственных средств – это характеристика устойчивости финансового состояния предприятия, характеризующая степень его финансовой независимости. Коэффициент показывает долю активов эмитента, которые обеспечиваются собственными средствами. Значение этого показателя зависит от характера деятельности предприятия: в фондоемких производствах его нормальный уровень должен быть выше, чем в материалоемких. За отчетный квартал коэффициент автономии увеличился на 7%.

Индекс постоянного актива характеризует источники финансирования долгосрочных активов Эмитента. В 3 квартале 2006 года инвестиции Эмитента были незначительными, в результате чего индекс постоянного актива сократился на 2,6%.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Наименование показателя	3кв. 2006г.
а) Размер уставного капитала Эмитента, тыс. руб.	2 387 973
б) Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи:	-

Процент акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента	-
в) Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента, тыс. руб.	119 399
г) Размер добавочного капитала эмитента, отражающий прирост стоимости активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой (ценой размещения) и номинальной стоимостью акций общества за счет продажи акций по цене, превышающей номинальную стоимость, тыс. руб.	1 834 295
д) Размер нераспределенной чистой прибыли эмитента, тыс. руб.	8 799 310
е) Общая сумма капитала эмитента, тыс. руб.	13 140 977

Анализ изменения приведенных показателей размера и структуры капитала и оборотных средств эмитента:

Общая сумма капитала Эмитента в течение 3-го квартала 2006 года изменилась на 5,8%:

- за счет увеличения нераспределенной прибыли на 739 222 тыс. руб.

- за счет уменьшения добавочного капитала на 14 265 тыс. руб. в результате капитализации положительной дооценки выбывающих объектов основных средств.

Иные элементы капитала в 3-м квартале 2006 года не изменились.

Структура и размер оборотных средств эмитента в соответствии с бухгалтерской отчетностью эмитента (тыс. руб.):

Наименование показателя	**3 кв. 2006г.**
Оборотные средства, тыс. руб. в том числе:	4 904 473
Денежные средства и их эквиваленты, тыс. руб. доля в оборотных средствах, %	750 591 15,3
Краткосрочная дебиторская задолженность, тыс. руб. доля в оборотных средствах, %	2 766 812 56,4
Запасы, тыс. руб. доля в оборотных средствах, %	668 697 13,6
НДС по приобретенным ценностям, тыс. руб. доля в оборотных средствах, %	716 968 14,6
Прочие оборотные активы, тыс. руб. доля в оборотных средствах, %	1 405 0,0

Источники финансирования оборотных средств эмитента (собственные источники, займы, кредиты):

В структуре оборотных средств Эмитента основное место занимает дебиторская задолженность, возникающая в результате предоставления услуг связи в кредит. К концу 3-го квартала произошло заметное увеличение доли дебиторской задолженности в то время как доля денежных средств и их эквивалентов существенно снизилась с 32,3% до 15,3%. Данная ситуация объясняется тем, что в 3 квартале был погашен облигационный заём.

Оборотные средства эмитента полностью финансируются за счет заемных и привлеченных средств (кредитов, займов, кредиторской задолженности). Однако эмитент постепенно переходит с агрессивной политики управления оборотными активами на умеренную политику, характеризующуюся тем, что часть оборотных активов должна финансироваться за счет средств перманентного капитала, чему способствует постепенный переход на консервативную политику управления пассивами.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств, и оценка вероятности их появления:

- резкое снижение или увеличение процентных ставок по заемным средствам может повлиять на объем привлекаемых заемных средств. Вероятность появления такого фактора незначительна;

- снижение выручки. Вероятность появления такого фактора незначительна.

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 30.09.2006г.:

1. Эмиссионные ценные бумаги:

1.1. Вид ценных бумаг: *обыкновенные именные бездокументарные акции*

Полное фирменное наименование эмитента ценных бумаг: *Закрытое акционерное общество «Байкалвестком»*

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «БВК»***

Место нахождения: ***664005, г. Иркутск, ул. 2-я Железнодорожная, 68***

Государственный регистрационный номер выпуска: ***1-03-40376-N***

Дата регистрации: ***03.12.1998 г.***

Регистрирующий орган: ***Иркутское Региональное отделение ФКЦБ России***

Количество ценных бумаг, находящихся в собственности эмитента: ***1 000 шт.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***24 582 201 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***285 767 609,76 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: ***142 443 210,00 руб.***

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: ***дивиденды выплачены в июле- сентябре 2006 г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.2. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Енисейтелеком»***

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «ЕТК»***

Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***

Сведения о выпусках ценных бумаг данной категории (типа), находящихся в собственности эмитента:

Дата государственной регистрации выпуска	Государственный регистрационный номер выпуска	Орган, осуществивший государственную регистрацию выпуска
01.09.1997	1-01-70001-N	Красноярское РО ФКЦБ России
18.11.1997	1-02-70001-N	Красноярское РО ФКЦБ России

Количество ценных бумаг, находящихся в собственности эмитента: ***485 300 руб.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***38 824 000 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***421 601 381,75 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: ***226 446 167,86 руб.***

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: ***дивиденды будут выплачены в июле-декабре 2006 г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резерв под обесценение ценных бумаг создан в размере 3 168 тыс.руб.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

2. Неэмиссионные ценные бумаги: ***финансовые вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на конец последнего***

финансового года и на дату завершения 3 квартала 2006г., отсутствуют.

3. Иные финансовые вложения Эмитента:

3.1. Объект финансового вложения: *заем, предоставленный Эмитентом*

Полное фирменное наименование заемщика: *Закрытое акционерное общество «Стек Джи Эс Эм»*

Сокращенное фирменное наименование заемщика: *ЗАО «Стек Джи Эс Эм»*

Место нахождения заемщика: *650000, г. Кемерово, проспект Советский, д. 61*

ИНН заемщика: *4205022570*

Предоставлен заем на срок до 31.12.2008г. под 5% годовых с ежемесячной уплатой процентов. Задолженность ЗАО «Стек Джи Эс Эм» на 01.07.2006г. по данной сделке составляет 210 245 425 руб.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен размеру финансового вложения.

Средства Эмитента не размещены на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, или в отношении которых принято решение о реорганизации, ликвидации, а также о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами), поэтому информация о величине потенциальных убытков в связи с этими событиями не предоставляется.

Стандарты (правила) бухгалтерской отчетности, в соответствии с которыми эмитент произвел расчеты, отраженные в настоящем пункте:

1. Положение по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99)», утвержденное Приказом Минфина РФ от 06.07.1999 N 43н.

2. Положение по бухгалтерскому учету «Учет финансовых вложений» ПБУ 19/02», утвержденное Приказом Минфина РФ от 10.12.2002 N 126н.

4.3.3. Нематериальные активы эмитента.

Информация о составе, о первоначальной (восстановительной) стоимости нематериальных активов эмитента и величине начисленной амортизации, за 3 квартал 2006г., если данные сведения не были отражены в бухгалтерской отчетности эмитента за соответствующий период.

	Наименование группы объектов нематериальных активов	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Отчетная дата: **на 30.09.2006 г.**			
1.	Программное обеспечение, тыс. руб.	879	177
2.	Патенты, лицензии, товарные знаки и иные аналогичные с перечисленным права и активы, тыс. руб.	63	22
3.	Прочие нематериальные активы, тыс. руб.	59	8
Итого:		**1 001**	**207**

Взносы нематериальных активов в уставный капитал или их поступления в безвозмездном порядке места не имели.

Переоценка нематериальных активов не производилась.

Стандарты (правила) бухгалтерского учета, в соответствии с которыми эмитент представляет информацию о своих нематериальных активах:

1. Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное приказом Минфина РФ от 29.07.1998 г. № 34н (пункт 55);

2. Положение по бухгалтерскому учету «Учет нематериальных активов» (ПБУ 14/2000), утвержденное приказом Минфина РФ от 16.10.2000 г. № 91.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

Политика эмитента в области научно - технического развития:
Политика Эмитента в области научно-технического развития заключается в модернизации устаревшего и неэффективного оборудования, в разработке и внедрении инновационных технологий, а также в привлечении высококвалифицированных кадров и внедрении современной системы управления.

Затраты на осуществление научно-технической деятельности за счет собственных средств эмитента:
Эмитент не осуществлял затрат на осуществление научно-технической деятельности в том числе, на покупку результатов научно-технического развития, и не заказывал разработку новых продуктов на стороне (аутсорсинг) за счет собственных средств.

Сведения о создании и получении эмитентом правовой охраны основных объектов интеллектуальной собственности:
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):

Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):

1. Номер свидетельство о регистрации: ***246828***

Дата выдачи: ***23.05.2003 г.***

Орган, выдавший свидетельство: ***Российское агентство по патентам и товарным знакам***

Срок действия: ***до 15.10.2012 г.***

ОАО «Сибирьтелеком» является правообладателем в отношении следующих товаров (услуг):

38 – телефонная связь, телеграфная связь, международная связь, связь через Интернет, передача сообщений, предоставление в аренду каналов связи.

Цветовое сочетание: фиолетовый, голубой, белый.

Неохраняемым элементом товарного знака является «Телеком».

Основные направления и результаты использования объектов интеллектуальной собственности:
Основным направлением использования объектов интеллектуальной собственности является использования товарного знака при оказании всех видов услуг ОАО «Сибирьтелеком», защита наименования Общества, использование его для создания мощного рекламного брэнда.

Факторы риска, связанные с возможностью истечения сроков действия основных для эмитента патентов, лицензий на использование товарных знаков:
В случае истечения срока действия регистрации товарного знака прекращается его правовая охрана, однако, риск, связанный с возможностью истечения свидетельства Эмитента на товарный знак, оценивается как минимальный, поскольку Эмитент планирует в случае необходимости предпринять все необходимые действия для своевременного возобновления соответствующего свидетельства.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

Основные тенденции развития отрасли экономики, в которой эмитент осуществляет основную деятельность, за 5 последних завершенных финансовых лет.
Телекоммуникационный рынок на территории обслуживания ОАО "Сибирьтелеком" за последние 5 лет динамично развивается. Прирост достигается в равной степени как за счет увеличения объемов потребления услуг деловым сектором, так и населением.

Высокие темпы прироста по всем основным видам услуг электросвязи обусловлены изменениями, происходящими в отрасли связи и в экономике региона в целом:

- ***тенденция к активному росту численного и качественного состава альтернативных предприятий связи достигла своего апогея к настоящему моменту;***
- ***в экономике России наблюдается устойчивый рост, что приводит к росту числа предприятий среднего и малого бизнеса, активизации бизнес-процессов, и как следствие, активизации спроса на***

услуги связи;

- *бурное развитие технологий связи и повышение уровня информатизации общества является мощным катализатором спроса на новые услуги связи.*

Приоритетными задачами государственной политики на среднесрочную перспективу в сфере развития информационной и телекоммуникационной инфраструктуры, рынка услуг связи являются: обеспечение доступа широких слоев населения к телекоммуникационной инфраструктуре и информационным ресурсам, опережающее развитие инфраструктуры связи, повышение инвестиционной привлекательности отрасли связи и информатизации, создание условий для ускоренного развития новых технологий, обеспечение государственных интересов и информационной безопасности, создание условий для добросовестной конкуренции, поддержка отечественного производителя оборудования связи.

Для реализации поставленных задач осуществляется и предусматривается:

- ***проведение эффективной технологической политики, направленной на модернизацию существующих и внедрение новых систем и сетей связи общего пользования;***
- ***ускоренное развитие рынка современных и высококачественных услуг связи (передача данных, электронная почта, услуги по доступу в сеть Интернет и услуги иных тематических служб, подвижная связь, услуги цифровых сетей с интеграцией обслуживания интеллектуальных сетей и др.);***
- ***гармонизация использования радиочастотного спектра в соответствии с международными договорами Российской Федерации, продолжение работ в области конверсии радиочастотного спектра, внедрение экономических методов при реализации частот путем проведения конкурсов;***
- ***совершенствование механизма государственного регулирования цен (тарифов) на услуги связи, предусматривающего приведение размера тарифов на услуги связи до уровня экономически обоснованных затрат (с включением инвестиционной составляющей), снижение до минимума пределов перекрестного субсидирования услуг связи, переход к государственному регулированию тарифов по методу предельного ценообразования;***
- ***поэтапное создание системы универсального обслуживания (предоставление любому пользователю на территории Российской Федерации доступа к сети связи общего пользования в заданное время с оказанием ему основных услуг связи с установленными качественными характеристиками и по доступным ценам);***
- ***обеспечение недискриминационного доступа операторов связи к сети связи общего пользования и установление тарифов на услуги присоединения и пропуска трафика, введение раздельного учета доходов и расходов операторов связи по видам услуг связи;***
- ***внедрение прозрачных и публичных процедур выдачи и аннулирования лицензий и формирование объективных лицензионных требований и условий, направленных на развитие телекоммуникационной инфраструктуры;***
- ***реализация комплекса мер, направленных на развитие конкурентоспособного национального производства оборудования связи и программного обеспечения;***
- ***создание и развитие рынка информатизации и знаний как факторов производства, переход информационных ресурсов общества в реальные ресурсы социально - экономического развития, систематизация государственных информационных ресурсов и перевод их в электронную форму, что предполагает развитие системы электронной коммерции и российского сегмента сети Интернет, обеспечение доступа учебных заведений к российским и международным ресурсам;***
- ***переход на цифровую технологию распространения телерадиопрограмм, обеспечивающий одновременное увеличение количества распространяемых программ.***

В течение последних нескольких лет наблюдается тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг: мобильная связь, документальная электросвязь, IP-телефония, Интернет-доступ.

Общая оценка результатов деятельности эмитента в данной отрасли и оценка соответствия результатов деятельности эмитента тенденциям развития отрасли:

Развитие отрасли связи соответствует общим положительным тенденциям в российской экономике. На протяжении последних нескольких лет отрасль связи динамично развивается: появляются новые технологии, новые услуг, растет спрос на услуги связи.

Развитие деятельности Эмитента соответствует общим тенденциям отрасли: деятельность

Эмитента направлена на предоставление полного спектра телекоммуникационных услуг широкому кругу потребителей; наблюдается рост доходов от оказания услуг связи, доли доходов от новых услуг в общем объеме доходов Эмитента. В настоящее время Эмитент занимает лидирующее положение на рынке телекоммуникационных услуг в Сибирском федеральном округе.

Причины, обосновывающие полученные результаты деятельности (удовлетворительные и неудовлетворительные, по мнению эмитента, результаты):

Несомненными преимуществами Эмитента, обусловившими полученные удовлетворительные результаты, являются:

- Предоставление единого пакета услуг на территории Общества и совершенствование служб сервиса и продаж позволит привлечь крупных корпоративных пользователей.

- Оптимизация взаимоотношений с присоединенными операторами позволит увеличить доходы ОАО «Сибирьтелеком», а также повысить рентабельность эксплуатации ТФОП.

- Проведение программы по улучшению имиджа Эмитента, формирование сильного брэнда позволит Обществу создать надежный базис для более успешного продвижения услуг для всех целевых сегментов, т.к. брэндинг является важнейшим фактором для принятия решения в выборе продавца/провайдера услуг на высококонкурентном рынке.

- Разработка контент-ресурсов и снижение цен на оборудование ADSL, выведение на рынок суб-бренда «WEBSTREAM», позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО «Сибирьтелеком».

- Проведенные исследования показали, что среди населения современных жилых массивов сформировался платежеспособный спрос на услуги телевидения с широким выбором каналов и высоким качеством изображения. Такие исходные данные служат предпосылкой для принятия решения о развитии домашних кабельных сетей. По данным аналитиков среди подавляющего числа пользователей мобильной связи невысок спрос на услуги роуминга, таким образом одной из возможностью для ОАО «Сибирьтелеком» может стать создание услуги ограниченной мобильности в рамках Сибирского федерального округа. Такая услуга должна быть дешевле обычной сотовой связи и позиционироваться для средних слоёв населения.

Факторы и условия, влияющие на деятельность эмитента:

Основными факторами и условиями, влияющими на Эмитента, являются:

1. Государственная политика в сфере регулирования связи, проявляющаяся, в том числе, в принятии нового федерального закона «О связи» (вступил в силу 01.01.2004г.) и подзаконных актов, устанавливающего правовые основы деятельности предприятий отрасли связи в России и определяющего отраслевой статус государственных органов, а также в тарифном регулировании, а именно:

- либерализация рынка услуг дальней (м/г и м/н) связи и изменение статуса Эмитента на оператора Зоновой связи;

- изменение порядка взаимодействия с присоединенными операторами.

2. Рост конкуренции по отношению к традиционным операторам со стороны мобильных операторов и альтернативных телекоммуникационных компаний, а также тенденция их интеграции в крупные холдинги.

3. Перераспределение доли доходов от различных видов услуг связи в пользу новых услуг, основными из которых являются услуги мобильной связи и Интернет услуги.

Результаты деятельности эмитента:

Благодаря наличию обширной инфраструктуры сетей, возможности комплексного предоставления услуг по всей территории обслуживания, Эмитент добился статуса крупнейшей телекоммуникационной компании Сибирского федерального округа, уровень доходов которой устойчиво повышается.

Прогноз в отношении продолжительности действия указанных факторов и условий:

Точную продолжительность действия указанных факторов определить невозможно.

Государственное регулирование носит постоянный характер.

Процесс обострения конкуренции и интеграции альтернативных операторов происходит очень динамично и продлится еще в течение нескольких лет.

Процесс перераспределения доли доходов от различных видов услуг связи в пользу новых услуг – постоянная и закономерная тенденция, обусловленная научно-техническим прогрессом и не ограниченная во времени.

Действия, предпринимаемые Эмитентом и действия, которые Эмитент планирует предпринять в будущем для эффективного использования данных факторов и условий:

- ***дальнейшее совершенствование ассортимента и качества предоставляемых услуг, а также служб сервиса и продаж;***
- ***формирование сильного брэнда;***
- ***внедрение контент-ресурсов и снижение цен на оборудование ADSL позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО "Сибирьтелеком".***

Способы, применяемые эмитентом, для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента, а также способы, которые эмитент планирует использовать в будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента:

Эмитент распределяет свои усилия согласно следующим приоритетам:

- ***создание подразделений продаж и маркетинга, способных адекватно конкурировать с аналогичными структурами альтернативных операторов;***
- ***создание подразделений по работе с крупными корпоративными и VIP пользователями, проведение комплекса мероприятий, препятствующих оттоку данной категории пользователей;***
- ***проведение полномасштабной кампании по продвижению нового брэнда ОАО "Сибирьтелеком", цель кампании - сделать новый брэнд узнаваемым и нагрузить положительными ассоциациями: лидерство, надежность, комплексное обслуживание;***
- ***обеспечение присутствия на рынке услуг мобильной связи;***
- ***реализация в масштабах Общества комплексной программы по построению широкополосных сетей абонентского доступа, что обеспечит Эмитенту важнейшее долгосрочное лидерство в области услуг проводной связи и откроет ряд новых направлений бизнеса;***
- ***активизация деятельности по продвижению интеллектуальных услуг в целях стимулирования роста абонентского трафика после внедрения СПУС на телефонных сетях общего пользования в городах Сибирского региона;***
- ***оптимизировать бизнес-портфель Общества путем четкого конфигурирования основного бизнеса (Фиксированная телефония/ Интернет/ Передача данных);***
- ***защитить свой телефонный бизнес от размывания клиентской базы и падения доходности, существенно снизить его уязвимость со стороны мобильных и альтернативных операторов;***
- ***создать новые линии основного бизнеса, построенные на широкополосных линиях, высокоскоростном доступе в Интернет и современных услугах передачи данных.***

Существенные события/факторы, которые могут в наибольшей степени негативно повлиять на возможность получения эмитентом в будущем таких же или более высоких результатов, по сравнению с результатами, полученными за последний отчетный период, а также вероятность наступления таких событий (возникновения факторов):

- ***Фактором, который может оказать как негативное, так и позитивное влияние на деятельность Эмитента, а также на возможность получения им соответственно более высоких или более низких результатов деятельности, является государственная политика в Сибирском регионе.***
- ***Существенным фактором, который может в наибольшей степени негативно повлиять на возможность получения Эмитентом в будущем таких же или более высоких результатов, станет дальнейшее обострение конкурентной ситуации, и особенно - со стороны операторов мобильной связи. Вероятность того, что мобильные операторы составят серьезную конкуренцию, очень велика, так как сейчас они активно продвигаются на все региональные рынки.***
- ***В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Компании.***
- ***Положительное влияние на деятельность Эмитента может оказать общий рост***

экономики России и уровня благосостояния населения, а также увеличение доли отрасли связи в ВВП.

- *Продолжительность действия указанных факторов в настоящее время невозможно определить временными рамками, поскольку рассматриваемые тенденции имеют весьма долгосрочный характер.*

Основные существующие и предполагаемые конкуренты Эмитента, включая конкурентов за рубежом:
ОАО "Сибирьтелеком" является крупнейшим оператором связи Сибирского региона, способным предоставить самый широкий спектр телекоммуникационных услуг на данной территории обслуживания, наибольшую доступность и удобство использования услуг для потребителей, в сочетании с конкурентоспособными тарифами.

Тенденции развития конкурентной ситуации на телекоммуникационном рынке ОАО "Сибирьтелеком" за последние 5 лет наблюдаются следующие: устойчивому положению ОАО "Сибирьтелеком" на рынке услуг местной телефонной связи угрожает бурное развитие мобильной связи операторами; ОАО "Сибирьтелеком" не предоставляет услуги междугородной и международной связи. В свою очередь снижается конкурентоспособность на рынке услуг мобильной связи, где тон задают национальные операторы "МТС", "Билайн", «Мегафон». За многообразный рынок услуг сетей ПД ведется упорная борьба, причем традиционым операторам принадлежит менее 50% данного рынка.

Это связано, в первую очередь, с ростом числа конкурирующих компаний, повышением внимания национальных операторов к рынку Сибирского региона, бурным развитием технологий связи.

Все альтернативные операторы могут быть разделены на две большие группы – ведомственные и коммерческие. Ведомственные операторы, используют местную связь для собственных нужд, а также частично для коммерческой реализации. Зачастую эти компании оказывают услуги местной связи на территории нескольких городов области. Наиболее существенные из них: Кемеровская область – ЗАО «Кузбассэнергосвязь», Дистанция сигнализации и связи ЗапСиб ж/д, ЗАО «Кузбасссвязьуголь», ОАО «ПТС Связьуголь»; Красноярский край – ОАО «Норильсктелеком» (дочернее предприятие ОАО «Норильский никель», монопольное положение в г. Норильске), Горно-химический комбинат (монопольное положение в г. Железногорске), Красноярская ж/д; Томская область – ОАО «Монтажно-наладочное управление» г. Стрежевой, ФГУП «Сибирский химический комбинат» г. Северск, ОАО «Связь объектов транспорта и нефтедобычи».

Ко второй группе значимых конкурентов относятся коммерческие организации, предоставляющие местную связь в одном из городов Сибирского федерального округа: Кемеровская область – «Рикт» г. Междуреченск, «Юргателеком» г. Юрга, «Связь» г. Прокопьевск, «Технологическая связь» г. Ленинск-Кузнецкий; Красноярский край – «СибЧелендж Телеком» г. Красноярск, Иркутская область – «Сибтелеком» г. Иркутск, УМПС «Иркутский телефон» г. Иркутск, «АТС-32» г. Иркутск, ОАО «Связь» г. Усть-Илимск, ЗАО «АТС-41» г. Братск.

На рынке Интернет практически в каждом из регионов присутствия представлены около десяти и более конкурирующих компаний. Наиболее заметные из них это – ЗАО «Эквант», ЗАО «Транстелеком», холдинг «Голден Телеком», - данные компании представлены более чем в половине регионов СФО. Кроме того, серьёзными конкурентами являются локальные операторы, действующие в одном из регионов СФО – кузбасский филиал ЗАО «КТС» (торговая марка «Поленет») Кемеровская область, ЗАО «Е-Лайт Телеком» г. Кемерово, ООО «СибЧелендж Телеком» г. Красноярск.

В сегменте услуг сотовой связи ОАО «Сибирьтелеком» испытывает усиливающуюся конкуренцию со стороны трех крупных национальных операторов: «МТС», «Вымпелком», «МегаФон».

Значения долей, занимаемых, по мнению эмитента, им самим и его конкурентами, в процентах за 2005 год составили:

Наименование	*Страна регистрации*	*Объем проданной продукции (работ, услуг), тыс. руб.*	*Доля на рынке, %*
		2005	
1. Местная телефонная связь			
Эмитент	Россия	9 222 536,4	79
Конкуренты	Россия	2 451 560,3	21

2. Междугородная и международная телефонная связь			
Эмитент	Россия	7 145 735,6	88
Конкуренты	Россия	974 418,5	12
3. Рынок Интернет			
Эмитент	Россия	946 605,4	47
Конкуренты	Россия	1 067 448,6	53
4. Мобильная связь (совместно с дочерними и зависимыми обществами)			
Эмитент	Россия	6 300 340,6	19
Конкуренты	Россия	26 859 346,8	81

Информация по конкурентам приведена в целом, поскольку отсутствуют конкуренты, действующие одновременно на всей территории обслуживания Эмитента. В различных регионах Сибири конкурентная ситуация по различным видам услуг сильно дифференцирована и в целях достоверности информации и объективности оценки целесообразно выделять общие позиции конкурентов, нежели разбивать их по всем региональным филиалам Эмитента.

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента:
Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента, предлагаем сформировать по следующей шкале:

Влияние	Обозначение
Очень существенное	4
Существенное	3
Слабое	2
Очень слабое	1

Эмитент располагает достаточным набором конкурентных преимуществ для достижения своих стратегических целей. Наиболее важными из них являются:

Конкурентное преимущество	Степень влияния
1. Наличие собственных сетевых ресурсов как основы для предоставления всех видов услуг, что дает возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети и является важнейшим преимуществом Эмитента перед конкурентами.	4
2. Монополия на "последнюю милю", что является важнейшим сдерживающим фактором для развития альтернативных операторов, т.к. порождает необходимость аренды ресурсов у Эмитента альтернативными операторами, - данная позиция приобретает все больший удельный вес в структуре доходов ОАО "Сибирьтелеком".	3
3. Мощные позиции в традиционной телефонии. Важность этой позиции обусловлена тем, что, во-первых, ТФОП можно рассматривать как основу для предоставления комплексного обслуживания потребителей услугами связи, во-вторых, услуги традиционной голосовой телефонии остаются наиважнейшими в структуре потребления услуг связи, поэтому любой оператор связи, не располагающий данным ресурсом, неполноценен с точки зрения клиента.	3
4. Единая политика в рамках региона, возможность проводить единую маркетинговую политику на территории деятельности Эмитента призвана повысить конкурентоспособность филиалов, в первую очередь, в сегменте крупных корпоративных клиентов. Т.к. важнейшими критериями выбора оператора (и важнейшими причинами отказа от услуг традиционных операторов) является качество и сервисное обслуживание (для 83% корпоративных клиентов), а далее следует тарифная политика (для 79% корпоративных клиентов), необходимо сосредоточить усилия на этих двух аспектах деятельности Эмитента.	2

5. Возможность перераспределения финансовых ресурсов: в результате объединения 11 региональных компаний совокупный инвестиционный потенциал Эмитента становится вполне сопоставимым с крупнейшими альтернативными операторами, и может быть аккумулирован на стратегически важных направлениях.	3
6. Человеческий потенциал: за долгую историю существования традиционных операторов связи накоплен богатый опыт работы, существует сформировавшийся коллектив высококвалифицированных кадров в технических службах Эмитента. Данное преимущество не распространяется на персонал, ориентированный на продажу услуг и сервисное обслуживание - здесь региональные операторы значительно уступают альтернативным.	2
7. Имидж надежного оператора: важное значение для дальнейшего развития бизнеса Эмитента имеет тот факт, что для большинства корпоративных пользователей традиционный оператор Сибири является лидером телекоммуникационного рынка, неприятным исключением является лишь рынок услуг сотовой связи и рынок доступа к Интернет.	3
8. Возможность диктовать условия присоединяемым операторам: данное маркетинговое преимущество традиционного оператора едва ли имеет долгосрочные перспективы, т.к. возрастает регулирующее влияние со стороны антимонопольного ведомства.	2
9. Присутствие во всех регионах Сибирского федерального округа: Эмитент исторически имеет наибольшее покрытие территории региона сетью представительств и сетями связи по отношению к альтернативным операторам; едва ли кто-то сможет в ближайшее время угрожать этому положению, т.к. это сопряжено с колоссальными финансовыми и временными затратами.	4
10. Возможность внедрения новых услуг на базе существующей инфраструктуры: в связи с бурным развитием технологий связи, филиалы Эмитента имеют прекрасную возможность для развития на базе существующей инфраструктуры.	3
11. Возможность гибкого тарифного регулирования: кардинальное изменение принципов формирования тарифной политики на регулируемые и нерегулируемые услуги является в настоящее время обязательным условием повышения эффективности деятельности Эмитента.	2
12. Обмен опытом и ресурсами: после объединения региональных компаний неизбежно некоторое перераспределение ресурсов в целях повышения эффективности их использования.	2
13. Наличие политического и административного рычага, при этом, данное преимущество не является основополагающим в большинстве регионов деятельности Эмитента, т.к. альтернативные операторы также зачастую тесно взаимодействуют с региональными и муниципальными органами власти.	1
14. Мощные узлы доступа в Интернет - лидерство Эмитента на рынке коммутируемого доступа порождает определенные предпосылки для эволюции Эмитента на рынке в ведущего Интернет-оператора по всем видам доступа.	2

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

В структуру органов управления Общества в соответствии с Уставом входят Общее собрание акционеров, Совет директоров, Правление и генеральный директор.

Высшим органом управления Общества в соответствии с п. 12.1. ст. 12 Устава является общее собрание акционеров, к компетенции которого относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, генеральному директору или Правлению:
1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании);
2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;
5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;
6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
8) увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров –

владельцев голосующих акций Общества, принимающих участие в собрании;
14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";
17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
22) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
23) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Коллегиальным органом управления Общества, осуществляющим общее руководство деятельностью Общества, в соответствии с п. 13.1. ст. 13 Устава является Совет директоров, ежегодно избираемый годовым общим собранием акционеров кумулятивным голосованием в количестве 11 человек.
К компетенции Совета директоров относятся следующие вопросы:
1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;
3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев,

предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";
4) утверждение повестки дня общего собрания акционеров;
5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;
6) предварительное утверждение годового отчета Общества;
7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2 настоящего Устава;
8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;
9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";
11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения;
12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;
13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;
14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;
15) использование резервного фонда и иных фондов Общества;
16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;
17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором Общества договора на оказание аудиторских услуг, в том числе определение размера оплаты аудиторских услуг;
18) утверждение положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, предварительное согласование кандидатов на должность его руководителя и освобождения по инициативе Общества указанного лица от занимаемой должности, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;
19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;
20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;
21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";
22) определение (изменение) функциональных блоков организационной структуры и основных функций подразделений, входящих в функциональные блоки организационной структуры Общества (за исключением структуры филиалов и представительств Общества);

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

28) образование коллегиального исполнительного органа (Правления): определение срока его полномочий, назначение членов Правления, досрочное прекращение их полномочий;

29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;

30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;

31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;

32) назначение и освобождение по инициативе Общества Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;

33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;

35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п18 п.12.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;

36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;

37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними;

39) утверждение иных, помимо предусмотренных в пункте 13.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

40) утверждение Кодекса корпоративного поведения Общества, внесение изменений и дополнений в него;

41) утверждение процедуры управления рисками в Обществе;

42) предварительное согласование привлечения к проверке деятельности Общества, проводимой Ревизионной комиссией, сторонних специалистов на возмездной основе;

определение порядка оплаты и иных существенных условий участия сторонних специалистов, привлекаемых на возмездной основе, в проводимой Ревизионной комиссией проверке;

43) иные вопросы, предусмотренные Федеральным законом “Об акционерных обществах” и настоящим Уставом.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

Коллегиальным исполнительным органом, организующим выполнение решений общего собрания акционеров и Совета директоров Общества, согласно п. 14.1. ст. 14 Устава Общества, является Правление.

Количественный и персональный состав правления, а также срок полномочий членов правления определяются решением Совета директоров Общества по предложению генерального директора, членов Совета директоров Общества.

К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению Советом директоров, за исключением вопросов, предусмотренных п/п 24, 26, 27, 28, 31, 33 п. 13.4 ст. 13 настоящего Устава, а также вопросов, инициированных в соответствии с законодательством Российской Федерации и Уставом Общества с указанием конкретных сроков их рассмотрения Советом директоров, делающих невозможным предварительное рассмотрение таких вопросов на Правлении Общества;

подготовка материалов, подлежащих рассмотрению комитетами Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

18) утверждение (изменение) организационной структуры Общества, включая утверждение

функций структурных подразделений (за исключением структуры и функций представительств и структурных подразделений филиалов, расположенных вне адресов расположения филиалов).
19) утверждение и изменение Положения о Коллегии Общества, определение количественного и персонального состава Коллегии Общества, срока ее полномочий, а также досрочное прекращение полномочий членов Коллегии Общества.

Единоличным исполнительным органом , осуществляющим руководство текущей деятельностью Общества, в соответствии с п. 15.1. ст. 15 Устава Общества является генеральный директор.
Генеральный директор назначается Советом директоров Общества, без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества, принимает решения по вопросам, не отнесенным Уставом к компетенции общего собрания акционеров, совета директоров и правления Общества.
Генеральный директор осуществляет функции председателя Правления Общества.
Права, обязанности, размер оплаты труда и ответственность генерального директора определяются договором, заключаемым им с Обществом.

Сведения о наличии кодекса корпоративного поведения:
На заседании Совета директоров ОАО «Сибирьтелеком» 26 декабря 2003г. (протокол № 21) был утвержден Кодекс корпоративного поведения ОАО «Сибирьтелеком». Его полный текст размещен в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/company/docs/kkp.pdf. Решением Совета директоров от 07 июня 2006 г. (протокол №26) в Кодекс корпоративного поведения Общества внесены изменения и дополнения (размещение в сети Интернет по адресу: http://www.sibirtelecom.ru/investor/docs/kkp_izm.rtf).

Сведения об изменениях, внесенных во внутренние документы:
В отчетном квартале изменения в Устав не вносились.
Текст действующей редакции Устава ОАО «Сибирьтелеком» и внутренние документы регулирующие деятельность органов Общества, а также утвержденные изменения и дополнения к ним, размещены в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/investor/docs.php.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Члены Совета директоров эмитента:

Председатель совета директоров:

1. Беляев Константин Владимирович
Год рождения: *1968*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2005	*ОАО "Связьинвест"*	*главный бухгалтер*
2002 – 2002	*ОАО "Ялтелеком"*	*член совета директоров*
2002 – 2002	*ОАО "Артелеком"*	*член совета директоров*
2003 – 2003	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*

2005 - 2006	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2005 - 2006	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 – наст. время	*ОАО "Ростелеком"*	*член правления*
2005 – наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*
2005 – наст. время	*ОАО "Связьинвест"*	*член правления*
2005 – наст. время	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Члены совета директоров:

2. Бескоровайный Андрей Владимирович
Год рождения: *1958*
Образование: ***высшее, кандидат технических наук***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2001	***ЗАО "Северо-Западный GSM"***	***директор по новым технологиям, заместитель генерального директора по развитию бизнеса и новым технологиям***
2001 - 2002	***ФГУП "Главный радиочастотный центр"***	***первый заместитель директора***
2002 - 2004	***ФГУП "Главный радиочастотный центр"***	***директор***
2004 - 2004	***Министерство РФ по связи и информатизации***	***заместитель Министра***
2004 - 2005	***Федеральное агентство связи***	***заместитель руководителя, и.о. руководителя***
2005 – наст. время	***Федеральное агентство связи***	***руководитель***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

2005 – наст. время	*ОАО "Центртелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Ермолич Александр Аркадьевич
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2001	***ОАО "Связьинвест"***	***заместитель директора департамента экономического прогнозирования и сводного планирования***
2001 - 2002	***ОАО "Электросвязь" Новосибирской области***	***председатель совета директоров***
2001 - 2002	***ОАО "Новгородтелеком"***	***председатель совета директоров***
2001 - 2002	***ОАО "Связьинвест"***	***заместитель директора департамента экономического планирования и тарифной политики***
2002 - 2003	***ОАО "Связьинвест"***	***заместитель начальника отдела департамента корпоративного управления***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***
2003 - наст. время	***ОАО "Связьинвест"***	***начальник отдела департамента корпоративного управления***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Забузова Елена Викторовна
Год рождения: ***1950***
Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*ОАО "Связьинвест"*	*заместитель директора – начальник отдела экономического планирования департамента экономического планирования и тарифной политики*
2002 - 2002	*ОАО "Смоленсксвязьинформ"*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Ростовской области*	*член совета директоров*
2002 - 2003	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2003 - 2004	*ОАО "ВолгаТелеком"*	*член совета директоров*
2003 – наст. время	*ОАО "Связьинвест"*	*директор департамента экономического планирования и бюджетирования*
2003 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2005	*ОАО "МГТС"*	*член совета директоров*
2004 - 2005	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2005 – наст. время	*ЗАО "РусЛизингСвязь"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "ЦентрТелеком"*	*член правления*
2006 – наст. время	*ОАО "Северо-Западный Телеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5.Кузнецов Сергей Иванович
Год рождения: ***1953***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*Негосударственный пенсионный фонд "Ростелеком-Гарантия"*	*член совета фонда*

2001 – 2003	*ОАО "Ростелеком"*	*генеральный директор, председатель правления*
2001 – 2003	*ОАО "Связьинвест"*	*член правления*
2001 – 2003	*ЗАО "Интерфакс-Телеком"*	*член совета директоров*
2001 – 2003	*ОАО "РТК-Лизинг"*	*член совета директоров*
2001 – 2004	*ЗАО "Глобалстар-Космические телекоммуникации"*	*член совета директоров*
2001 – 2004	*ОАО "РТКомм.РУ"*	*член совета директоров*
2001 – 2004	*ЗАО "Телмос"*	*член совета директоров*
2001 – 2004	*Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"*	*член совета партнерства*
2002 – 2004	*ОАО "Ростелеком"*	*член совета директоров*
2003 – 2003	*ОАО "РТК-Лизинг"*	*председатель совета директоров*
2003 – 2004	*ОАО "Северо-Западный Телеком"*	*генеральный директор, председатель правления*
2003 – 2005	*ОАО "Межрегиональный коммерческий банк развития связи и информатики"*	*член совета директоров*
2004 – 2004	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2004 – 2006	*ОАО "Телекоминвест"*	*член совета директоров*
2004 – 2006	*ОАО "Связьинвест"*	*первый заместитель генерального директора*
2004 – наст. время	*ОАО "Связьинвест"*	*член правления*
2005 – 2006	*ОАО "Южная телекоммуникационная компания"*	*председатель совета директоров*
2005 – 2006	*ОАО "Центральный телеграф"*	*председатель совета директоров*
2005 – 2006	*ОАО "ВолгаТелеком"*	*член совета директоров*
2005 – 2006	*ОАО "Сибирьтелеком"*	*председатель совета директоров*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2005 – 2006	*ОАО "Дальневосточная компания электросвязи"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центральная телекоммуникационная компания"*	*член совета директоров*
2006 – 2006	*ОАО "Связьинвест"*	*советник генерального директора*
2006 – наст. время	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

6. Коваленко Геннадий Иванович
Год рождения: ***1946***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2002	***ОАО "Электросвязь" Читинской области***	***председатель совета директоров***
2001 - наст. время	***ОАО "Связьинвест"***	***начальник отдела департамента правового обеспечения***
2004 - 2005	***ОАО "Сибирьтелеком"***	***член совета директоров***
2006 – наст. время	***ОАО "Дагсвязьинформ"***	***член правления***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

7. Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	***ОАО КБ "Акцепт"***	***председатель совета директоров***
2001 - 2003	***ЗАО "Новоком"***	***член совета директоров***
2001 - 2004	***ОАО "НГТС-Пэйдж"***	***член совета директоров***
2001 - 2004	***ОАО "Ринет"***	***член совета директоров***

2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

8. Репин Игорь Николаевич
Год рождения: ***1966***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	***ОАО ВАСО (Воронежское акционерное самолетостроительное общество)***	***член совета директоров***
2001 - 2002	***ОАО "Электросвязь" Владимирской области***	***член совета директоров***
2001 - 2002	***СРО НАУФОР, г. Москва***	***главный специалист Управления по защите прав инвесторов***
2001 - 2002	***ОАО "Кубаньэнерго"***	***член совета директоров***
2001 - 2003	***Ассоциация по защите прав инвесторов***	***эксперт***
2002 - 2003	***ОАО "Ростовэнерго"***	***член совета директоров***
2002 - 2003	***ОАО "Пензаэнерго"***	***член совета директоров***
2002 - 2004	***ОАО "Черепетская ГРЭС"***	***член совета директоров***
2002 - 2006	***ОАО "Владимирэнерго"***	***член совета директоров***
2002 - 2006	***ОАО "Авиастар", г. Ульяновск***	***член совета директоров***
2002 - 2006	***ОАО "Дальсвязь"***	***член совета директоров***
2003 - 2003	***ОАО "Астраханьэнерго"***	***член совета директоров***
2003 - 2003	***ОАО "Омскэнерго"***	***член совета директоров***
2003 - 2005	***ОАО "Канаковская ГРЭС"***	***член совета директоров***

2003 - наст. время	*Ассоциация по защите прав инвесторов*	*зам. исполнительного директора*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Пензенская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирэнергоремонт"*	*член совета директоров*
2005 - 2006	*ОАО "Пензаэнерго"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

9. Ситников Сергей Георгиевич
Год рождения: ***1949***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2005	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатик"***	***первый проректор***
2005 – наст. время	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатики"***	***ректор***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,0006***
Доля обыкновенных акций эмитента: ***0,0007***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

10. Статьин Владимир Анатольевич

Год рождения: *1959*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО "Корпоративная финансово-инвестиционная компания"*	*заместитель генерального директора*
2001 - наст. время	*НП "Объединение по Защите Интересов Акционеров Предприятий и Организаций" (ОПИАК)*	*генеральный директор*
2001 - 2002	*ОАО "Гусевский ЛПХ"*	*член совета директоров*
2001 - 2002	*ОАО "Петушкиинтерлес"*	*член совета директоров*
2002 – 2002	*ОАО "Алтайтелеком"*	*член совета директоров*
2002 – 2002	*ОАО "Электросвязь" Ставропольского края*	*член совета директоров*
2002 – 2002	*ОАО "Электросвязь" Ульяновской области*	*член совета директоров*
2002 – 2002	*ОАО "Кировэлектросвязь"*	*член совета директоров*
2003 – 2004	*ОАО "Курганэнерго"*	*член совета директоров*
2003 - 2005	*ОАО "Смоленскэнерго"*	*член совета директоров*
2003 – 2006	*Российский институт директоров*	*руководитель Кадрового Центра*
2004 – 2005	*ОАО "Смоленская управляющая энергетическая компания"*	*член совета директоров*
2004 - 2005	*ОАО "Астраханская региональная генерирующая компания"*	*член совета директоров*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Смоленская энергоремонтная компания"*	*член совета директоров*
2005 - наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*член совета директоров*
2006 - наст. время	*ОАО "Электрокомплекс"*	*член совета директоров*

Доля в уставном капитале эмитента: *0,0003*

Доля обыкновенных акций эмитента: *0,0004*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

11. Чечельницкий Евгений Александрович

Год рождения: *1973*

Образование: *высшее, кандидат экономических наук*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2004	*Министерство Российской Федерации по связи и информатизации*	*заместитель руководителя департамента экономической и инвестиционной политики*
2004 – 2006	*Федеральная служба по надзору в сфере связи*	*заместитель руководителя*
2005 - 2006	ОАО *"Центральный телеграф"*	*член совета директоров*
2005 - 2006	ОАО *"Южная телекоммуникационная компания"*	*член света директоров*
2005 - 2006	*ОАО "Дальсвязь"*	*член света директоров*
2005– 2006	*ОАО «Уралсвязьинформ"*	*член света директоров*
2005– наст. время	*ОАО "Ростелеком"*	*член света директоров*
2005– наст. время	*ОАО "Гипросвязь"*	*член света директоров*
2006 - наст. время	*ОАО "Сибирьтелеком"*	*член света директоров*
2006 - наст. время	*ОАО " Уралсвязьинформ"*	*председатель света директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*председатель света директоров*
2006 - наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*

Доля в уставном капитале эмитента: *нет*

Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Члены коллегиального исполнительного органа (правления) эмитента:

Председатель Правления:

Никулин Анатолий Иванович

Год рождения: *1950*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены Правления:

1. Борзенко Иван Иванович
Год рождения: ***1951***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	***УФСБ РФ по Новосибирской области***	***заместитель начальника управления***
2003 - 2005	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – директор по безопасности и режиму секретности***
2004 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – директор по безопасности***

Доля в уставном капитале эмитента: ***0,00024***
Доля обыкновенных акций эмитента: ***0,00015***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. Гриб Анатолий Викторович

Год рождения: ***1961***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	***ОАО "Алтайская телефонно-телеграфная компания"***	***первый заместитель генерального директора***
2001 - 2002	***ОАО "Сибирьтелеком"***	***первый заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2002 - 2003	***ОАО "Сибирьтелеком"***	***заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2003 - 2004	***ОАО "Сибирьтелеком"***	***директор департамента технического развития***
2004 - 2005	***ОАО "Сибирьтелеком"***	***заместитель технического директора – директор департамента телекоммуникаций***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – директор по корпоративному управлению и информационным технологиям***
2005 - наст. время	***ЗАО "Новоком"***	***член совета директоров***
2005 - наст. время	***ЗАО "ТелеРосс-Новосибирск"***	***член совета директоров***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2006 - наст. время	***ОАО "Ринет"***	***председатель совета директоров***
2006 - наст. время	***ОАО "Связьинтек"***	***член совета директоров***
2006 - наст. время	***ЗАО "Коммуникационно-информационные технологии"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,00048***

Доля обыкновенных акций эмитента: ***0,000107***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые

могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

3. Дадыкин Иван Витальевич

Год рождения: *1960*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2001 - 2002	*ОАО "Электросвязь" Новосибирской области*	*директор по расчетно-сервисному обслуживанию*
2001 - 2002	*ОАО "Электросвязь" Республики Бурятия*	*член совета директоров*
2001 – 2004	*ЗАО "Новосибирская сотовая связь-450"*	*член совета директоров*
2002 - 2002	*ОАО "Сибирьтелеком"*	*директор по расчетно-сервисному обслуживанию - директор структурного подразделения Расчетно-сервисный центр*
2002 - 2005	*ОАО "Сибирьтелеком"*	*член правления*
2003 - 2004	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – коммерческий директор*
2003 - 2004	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2003 - 2004	*ЗАО "ЮССС"*	*член совета директоров*
2003 - 2005	*ЗАО "Новоком"*	*член совета директоров*
2003 - 2005	*ОАО "Ринет"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 - 2005	*ОАО "АК Мобилтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2005	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - 2005	*ЗАО "ЧитаНЭТ"*	*член совета директоров*
2004 - 2006	*ЗАО "РТКомм-Сибирь"*	*генеральный директор*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*первый заместитель генерального директора*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

4. Киричек Нина Ивановна
Год рождения: ***1948***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2001	***ОАО "Электросвязь" Новосибирской области***	***директор по персоналу***
2001 - 2002	***ОАО "Электросвязь" Омской области***	***член совета директоров***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор по управлению персоналом***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***

Доля в уставном капитале эмитента: ***0,029***
Доля обыкновенных акций эмитента: ***0,034***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

5. Ноздрин Владимир Викторович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 – 2002	***ОАО "Электросвязь" Красноярского края***	***член совета директоров***
2001 – 2002	***ОАО "Электросвязь" республики Хакасия***	***член совета директоров***
2001 – 2004	***ЗАО "Новоком"***	***член совета директоров***
2001 – 2004	***ЗАО "Сибирские сотовые системы-900"***	***член совета директоров***
2001 - 2006	***ОАО "НГТС-Пэйдж"***	***член совета директоров***
2001 – 2006	***ОАО "Ринет"***	***член совета директоров***

2002 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - технический директор*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2003 – 2004	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 – 2005	*ОАО "Локтелеком"*	*член совета директоров*
2004 – 2006	*ЗАО "Ростелеграф"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-32"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-41"*	*член совета директоров*
2004 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0047***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

6. Пономарев Илья Владимирович
Год рождения: ***1970***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	***ОАО "Связьинвест"***	***ведущий специалист, заместитель начальника отдела департамента экономической и тарифной политики***
2003 - 2005	***ОАО "Связьинвест"***	***начальник отдела департамента экономического планирования и бюджетирования***
2005 - наст. время	***ОАО "Связьинвест"***	***заместитель директора департамента экономического планирования и бюджетирования***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2006 – наст. время	***ОАО "Центральный телеграф"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

7. Хвощинская Галина Ивановна

Год рождения: ***1965***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	*ОАО "Алтайтелеком"*	*главный бухгалтер*
2001 - 2002	*ОАО "Алтайтелеком"*	*член правления*
2002 - 2002	*ОАО "Сибирьтелеком"*	*главный бухгалтер регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*главный бухгалтер, член правления*

Доля в уставном капитале эмитента: ***0,00008***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

8. Черникова Тамара Алексеевна

Год рождения: ***1959***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	***ОАО Банк "МЕНАТЕП Санкт-Петербург", г. Воронеж***	***старший специалист по ценным бумагам филиала***
2003 - наст. время	***ОАО "Связьинвест"***	***начальник отдела ценных бумаг и долговых обязательств департамента финансов***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

9. Шейфер Александр Андреевич

Год рождения: *1952*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*ОАО "Электросвязь" Новосибирской области*	*главный бухгалтер*
2001 – 2003	*ОАО "Сибирьтелеком"*	*директор по финансам – главный бухгалтер*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по экономике и финансам*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2006	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2004 - 2006	*ОАО "НГТС-ПЭЙДЖ"*	*член совета директоров*
2004 - наст. время	*ЗАО "Байкалвестком"*	*член совета директоров*
2004 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - наст. время	*ОАО "Ринет"*	*член совета директоров*

Доля в уставном капитале эмитента: *0,037*

Доля обыкновенных акций эмитента: *0,048*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Лицо, исполняющее функции единоличного исполнительного органа эмитента – генеральный директор:

Никулин Анатолий Иванович

Год рождения: *1950*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*

2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *0,104*
Доля обыкновенных акций эмитента: *0,137*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Суммарный размер вознаграждений, выплаченных членам Совета директоров общества за 2005 финансовый год.

Заработная плата (руб.): *4 366 973,00*

Премии (руб.): *2 158 864,00*

Комиссионные (руб.): -

Вознаграждение (руб.): *21 422 117,00*

Иные выплаты (руб.): *200 000,00*

Итого (руб.): *28 147 954,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:
На годовом Общем собрании акционеров ОАО «Сибирьтелеком», которое состоялось 19 июня 2006г., был рассмотрен вопрос определения размера вознаграждения членам Совета директоров Эмитента и принято следующее решение:
Утвердить нормативы (проценты) отчислений для расчета годового вознаграждения членов Совета директоров:
- 0,26 % (двадцать шесть сотых процента) от EBITDA Общества по данным бухгалтерской отчетности по МСФО за 2006 год;
- 0,78 % (семьдесят восемь сотых процента) от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2006 года.

Суммарный размер вознаграждений, выплаченных членам Правления общества за 2005 финансовый год.

Заработная плата (руб.): *10 563 985,00*

Премии (руб.): *6 311 325,00*

Комиссионные (руб.): -

Вознаграждение (руб.): *5 989 401,00*

Иные выплаты (руб.): *461 000,00*

Итого (руб.): *23 325 711,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:
В соответствии с изменениями и дополнениями в Положение о Правлении ОАО «Сибирьтелеком», утвержденными на годовом общем собрании акционеров (протокол № 1 от 18.06.2004г.) размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

В соответствии со ст. 17 Устава ОАО "Сибирьтелеком" контроль за финансово-хозяйственной деятельностью Общества осуществляют следующие органы контроля:
- ***Ревизионная комиссия Общества (орган, избираемый на годовом собрании акционеров в количестве 5 человек);***
- ***Департамент внутреннего аудита Общества.***

В компетенцию Ревизионной комиссии входит:
- ***проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;***
- ***выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;***
- ***проверка соблюдения правовых норм при исчислении и уплате налогов;***
- ***выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;***
- ***оценка экономической целесообразности финансово-хозяйственных операций Общества.***

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создано специальное, не зависимое от исполнительных органов Общества, структурное подразделение – Департамент внутреннего аудита, деятельность которого контролируется непосредственно Советом директоров Общества.
В соответствии со ст. 17.3 Устава Общества, функции Департамента внутреннего аудита, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определены Положением о Департаменте внутреннего аудита, утвержденным решением Совета директоров Общества от 14 мая 2003 года.

Задачами департамента внутреннего аудита являются:
- ***периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества;***
- ***независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений;***

- *периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества;*
- *проверка эффективности системы внутреннего контроля, контроль за движением денежных средств, за сделками, в совершении которых имеется заинтересованность, подтверждение достоверности бухгалтерской отчетности и оперативной информации Общества, его филиалов и структурных подразделений;*
- *консультирование по вопросам финансового и налогового законодательства;*
- *взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.*

Общая организация работы департамента внутреннего аудита в Обществе возлагается на директора департамента внутреннего аудита.

Директор департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором по согласованию с Советом директоров Общества.

Директор департамента внутреннего аудита действует в соответствии с заключенным с ним договором; по вопросам, связанным с осуществлением внутреннего аудита, подчиняется непосредственно Совету директоров Общества.

Сотрудники департамента внутреннего аудита, в своей профессиональной деятельности являются независимыми от исполнительных органов Общества и руководства тех филиалов и структурных подразделений, работа которых подвергается проверке, и должны руководствоваться только Конституцией Российской Федерации, положениями федеральных законов и других законодательных актов Российской Федерации, нормативных актов Общества по соответствующим направлениям деятельности Общества.

Департамент внутреннего аудита выполняет свою работу на основе годовых планов, утверждаемых Советом директоров Общества по представлению директора департамента внутреннего аудита.

Взаимодействие службы внутреннего аудита и внешнего аудитора осуществляется в соответствии со стандартами аудиторской деятельности, утвержденными Правительством РФ.

Сведения о наличии внутреннего документа эмитента, устанавливающего правила по предотвращению использования служебной (инсайдерской) информации:

Положение о порядке использования информации о деятельности ОАО «Сибирьтелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «Сибирьтелеком» утверждено решением Совета директоров ОАО «Сибирьтелеком» (протокол № 30 от 16.06.2005г.). Текст данного Положение размещен на сайте эмитента по адресу http://www.sibirtelecom.ru/company/docs/pol_inside2005.rtf.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав ревизионной комиссии:

1. Воробьева Наталья Сергеевна

Год рождения: *1973*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*Министерство РФ по антимонопольной политике и поддержке предпринимательства*	*начальник отдела методологии департамента регулирования деятельности естественных монополий в области связи*
2002 – 2005	*ОАО "Московская городская телефонная сеть"*	*начальник отдела управления экономики и финансов*
2005 – наст. время	*ОАО "Связьинвест"*	*начальник отдела департамента экономической и тарифной политики*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

2. Королева Ольга Григорьевна

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ОАО "Связьинвест"*	*начальник отдела департамента бухгалтерского учета*
2003 – 2005	*ОАО "Связьинвест"*	*заместитель главного бухгалтера*
2005 – наст. время	*ОАО "Связьинвест"*	*главный бухгалтер*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель ревизионной комиссии*
2006 – наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Сельвич Елена Петровна
Год рождения: *1968*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*ЗАО "Бест Керамикс"*	*заместитель генерального директора по экономике и финансам*
2003 – 2005	*ЗАО "Петербург Транзит Телеком"*	*финансовый директор*
2005 – наст. время	*ОАО "Связьинвест"*	*директор департамента финансов*
2005 – наст. время	*ОАО "Уралсвязьинформ"*	*член правления*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2006 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2006 – наст. время	*ОАО "ЦентрТелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Чарковский Вячеслав Юрьевич
Год рождения: *1973*
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	***ЗАО "БДО ЮниконРУФ"***	***ведущий эксперт***
2003 – наст. время	***ОАО "Связьинвест"***	***главный специалист департамента бухгалтерского учета***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Департамент внутреннего аудита.

1. *Гроза Светлана Анатольевна*
Год рождения: *1969*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*ОАО "Электросвязь" Новосибирской области*	*аудитор, руководитель группы внутреннего аудита*
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*начальник отдела внутреннего аудита и контроля*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*директор департамента внутреннего аудита*
2004 – 2005	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2004 – 2006	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Байкалвестком", ЗАО "Енисейтелеком"*	*член ревизионной комиссии*
2005 – наст. время	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. *Пушкина Татьяна Николаевна*
Год рождения: *1952*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*ОАО "Электросвязь" Новосибирской области*	*инспектор-ревизор группы внутреннего аудита*
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*ведущий специалист отдела внутреннего аудита и контроля*
2003 – 2005	*ОАО "Сибирьтелеком"*	*начальник отдела контроля и анализа отчетов департамента внутреннего аудита*
2005 – 2006	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*

2005 – наст. время	*ОАО "Сибирьтелеком"*	*начальник отдела внутреннего контроля*
2005 – наст. время	*ЗАО "Стек Джи Эс Эм"*	*член ревизионной комиссии*
2006– наст. время	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Суммарный размер вознаграждений, выплаченных членам ревизионной комиссии общества за 2005 финансовый год.

Заработная плата (руб.)	-
Премии (руб.)	-
Комиссионные (руб.)	-
Иные выплаты (руб.)	-
Вознаграждение (руб.)	*3 175 055,00*
Всего (руб.):	*3 175 055,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:

В соответствии с Положением о Ревизионной комиссии ОАО «Сибирьтелеком» членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому. Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

Вознаграждение лиц, входящих в состав департамента внутреннего аудита, выплачивается в соответствии со штатным расписанием и положением о премировании.

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Среднесписочная численность работников (сотрудников) эмитента, включая работников (сотрудников), работающих в его филиалах и представительствах, а также размер отчислений на заработную плату и социальное обеспечение на дату окончания 3 квартала 2006г.:

Наименование показателя	3 кв. 2006г.
Среднесписочная численность работников, чел.	38 975
Доля сотрудников эмитента, имеющих высшее профессиональное образование, %	27,2
Объем денежных средств, направленных на оплату труда, тыс. руб.	1 621 747
Объем денежных средств, направленных на социальное обеспечение, тыс. руб.	56 503
Общий объем израсходованных денежных средств, тыс. руб.	1 678 250

За рассматриваемый период существенного для эмитента изменения численности сотрудников (работников) не произошло.

В состав сотрудников (работников) Эмитента не входят сотрудники, оказывающие существенное влияние на финансово-хозяйственную деятельность Эмитента (ключевые сотрудники).

Сотрудники Эмитента являются членами территориальных организаций Общероссийского профсоюза работников связи Сибирского федерального округа.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Сведения о соглашениях или обязательствах эмитента, касающиеся возможности участия сотрудников (работников) эмитента в его уставном капитале: ***не имеет место.***

Сведения о предоставлении или возможности предоставления сотрудникам (работникам) эмитента опционов эмитента: ***не имеет место.***

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента.

По состоянию на 30.09.2006г.:
Общее количество акционеров (участников): *18 046*
Общее количество номинальных держателей акций эмитента: *30*

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций.

По состоянию на 30.09.2006г.:
Акционеры эмитента, владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами обыкновенных акций эмитента:

1. Полное фирменное наименование: ***открытое акционерное общество "Инвестиционная компания связи"***
Сокращенное фирменное наименование: ***ОАО "Связьинвест"***
ИНН: ***7710158355***
Место нахождения: ***119121 г. Москва, ул. Плющиха, д.55 стр.2***
Доля в уставном капитале эмитента: ***38,23 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***50,67 %***
Акционеры, владеющие не менее чем 20 процентами уставного капитала данного лица или не менее чем 20 процентами его обыкновенных акций:

1.1. Полное фирменное наименование: ***Mustcom Limited***
Сокращенное наименование: ***отсутствует***
ИНН: ***нет (Нерезидент)***
Место нахождения: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Доля в уставном капитале акционера эмитента: ***25 % + 1 акция***
Доля обыкновенных акций акционера эмитента: ***25 % + 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

1.2. Наименование: ***Российская Федерация в лице Федерального агентства по управлению федеральным имуществом***
Сокращенное наименование: ***Росимущество***
ИНН: ***7710542402***
Место нахождения: ***Россия, г. Москва, Никольский пер, д.9***
Доля в уставном капитале акционера эмитента: ***75 % - 1 акция***
Доля обыкновенных акций акционера эмитента: ***75 % - 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

Номинальные держатели, владеющие не менее чем 5 процентами уставного капитала Эмитента или не менее чем 5 процентами обыкновенных акций Эмитента:

1. Полное фирменное наименование: *закрытое акционерное общество "Депозитарно-клиринговая компания" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ДКК"*
ИНН: *7710021150*
Место нахождения: *115162, г. Москва, ул. Шаболовка, д. 31, стр. Б*
Доля в уставном капитале эмитента: *9,95 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *5,63%*

2. Полное фирменное наименование: *закрытое акционерное общество "ИНГ БАНК (Евразия)" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ИНГ БАНК (Евразия)"*
ИНН: *7712014310*
Место нахождения: *г. Москва, ул. Красная Пресня, д.31*
Доля в уставном капитале эмитента: *17,47 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *20,39 %*

3. Полное фирменное наименование: *закрытое акционерное общество "Ю БИ ЭС НОМИНИЗ" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "Ю БИ ЭС НОМИНИЗ"*
ИНН: *7711080038*
Место нахождения: *115054, г. Москва, Павелецкая площадь, д. 2, стр. 2*
Доля в уставном капитале эмитента: *6,61% (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *2,79 %*

4. Полное фирменное наименование: *некоммерческое партнерство "Национальный депозитарный центр" (номинальный держатель)*
Сокращенное фирменное наименование: *НП "НДЦ"*
ИНН: *7706131216*
Место нахождения: *125009, г. Москва, Средний Кисловский пер. д.1/13, стр. 4*
Доля в уставном капитале эмитента: *8,94 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *7,18 %*

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции").

Доля уставного капитала эмитента, находящаяся в государственной (субъектов Российской Федерации), муниципальной собственности:
Вид собственности: ***субъектов РФ***
Доля: ***0,00007%***
Управляющий пакетом: ***Департамент по управлению государственной собственностью Томской области***
Место нахождения: ***634041, г. Томск, пр. Кирова, д. 51***

Вид собственности: ***муниципальная***
Доля: ***0,00015%***
Управляющий пакетом: ***Департамент земельных и имущественных отношений г. Новосибирска***
Место нахождения: ***630099, г. Новосибирск, ул. Красный проспект, д. 34***

Вид собственности: ***субъектов РФ***
Доля: ***0,000001%***
Управляющий пакетом: ***Комитет по управлению государственным имуществом Новосибирской области***

Место нахождения: ***630011, г. Новосибирск, ул. Красный проспект, д. 18***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***не предусмотрено.***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Уставом Общества не предусмотрено ограничений на участие в уставном капитале Общества.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

Лица, зарегистрированные в реестре общества и владевшие не менее чем 5 процентами уставного капитала или не менее чем 5 процентами обыкновенных акций общества:
Составы акционеров эмитента, владевших не менее чем 5 процентами уставного капитала эмитента, определенные на дату составления списка лиц, имевших право на участие в каждом общем собрании акционеров эмитента, проведенном за 5 последних завершенных финансовых лет, а также за последний отчетный квартал, по данным списка лиц, имевших право на участие в каждом из таких собраний.

2001 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.03.2001 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***02.11.2001 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2002 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***19.04.2002 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2003 год:

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***25.12.2002 г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи" ОАО "Связьинвест"	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***29.12.2002 г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи" ОАО "Связьинвест"	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.04.2003 г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	STOTTER LIMITED STOTTER LTD.	5,03	3,53

2004 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.04.2004 г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	7,47	9,91

2005 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***05.05.2005 г.*:**

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	9,12	12,088

2006 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **01.05.2006*г.*:**

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	10,48	13,89

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

	3 квартал 2006г.
Общее количество сделок с заинтересованностью (одобренных), совершенных эмитентом, тыс. руб. (долл.США)	-
Общий объем в денежном выражении сделок с заинтересованностью (одобренных), совершенных эмитентом, тыс. руб. (долл.США) *	259 532 тыс. руб.

* - сделки, заключенные генеральной дирекцией и зарегистрированные в департаменте финансов (кроме сделок, заключаемых филиалами).

Сделок (групп взаимосвязанных сделок), цена каждой из которых составляет 5 и более процентов балансовой стоимости активов Эмитента, определенной по данным бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, совершенной Эмитентом за 3 квартал 2006 года, у Эмитента ***не было.***

Иных сделок с заинтересованностью в течение 3 квартала 2006 года не совершалось. Сделок (групп взаимосвязанных сделок), в совершении которых имелась заинтересованность и решение об одобрении которых советом директоров или общим собранием акционеров Эмитента не принималось в случаях, когда такое одобрение является обязательным в соответствии с законодательством РФ, у Эмитента за указанный период ***не было.***

6.7. Сведения о размере дебиторской задолженности.

Информация об общей сумме дебиторской задолженности эмитента с отдельным указанием общей суммы просроченной дебиторской задолженности:

	3 кв. 2006г.
Общая сумма дебиторской задолженности, всего, тыс. руб.	2 864 304
Общая сумма просроченной дебиторской задолженности, всего, тыс. руб.	292 049

Структура дебиторской задолженности эмитента с указанием срока исполнения обязательств за последний завершенный отчетный период:

на 30.09.2006 г.:

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Дебиторская задолженность покупателей и заказчиков, тыс. руб.	2 018 873	4 941
в том числе просроченная, тыс. руб.	209 539	
Дебиторская задолженность по векселям к получению, тыс. руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность участников (учредителей) по взносам в уставный капитал, тыс. руб.	-	-

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность по авансам выданным, тыс. руб.	320 522	6 373
в том числе просроченная, тыс. руб.	33 983	-
Прочая дебиторская задолженность, тыс. руб.	427 417	86 178
0в том числе просроченная, тыс. руб.	48 527	-
Итого, тыс. руб.	2 766 812	97 492
в том числе итого просроченная, тыс. руб.	292 049	-

Сведения о дебиторах, на долю которых приходится не менее 10 процентов от общей суммы дебиторской задолженности:

Полное фирменное наименование: ***Открытое акционерное общество "Ростелеком"***

Сокращенное фирменное наименование: ***ОАО "Ростелеком"***

Место нахождение: ***191002, г. Санкт-Петербург, ул. Достоевского, д. 15***

Сумма дебиторской задолженности: ***296 704 114 руб.***

Размер и условия просроченной дебиторской задолженности: ***не имеет места***

Дебитор является аффилированным лицом: ***Акционерное общество входит в одну группу лиц с эмитентом***

Доля участия эмитента в уставном капитале аффилированного лица: ***нет***

Доля обыкновенных акций аффилированного лица, принадлежащих эмитенту: ***нет***

Доля участия аффилированного лица в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента, принадлежащих аффилированному лицу: ***нет***

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента.

В ежеквартальном отчете за 3 квартал 2006 года данная информация не предоставляется.

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.

а) В состав квартальной бухгалтерской отчетности Эмитента, прилагаемой к настоящему ежеквартальному отчету входит бухгалтерская отчетность Эмитента за 9 месяцев 2006г, составленная в соответствии с требованиями законодательства Российской Федерации и состоящая из формы № 1 по ОКУД «бухгалтерский баланс» и формы № 2 по ОКУД «отчет о прибылях и убытках» (Приложение № 1).

б) У Эмитента отсутствует квартальная бухгалтерская отчетность, составленная в соответствии с Международными стандартами финансовой отчетности или Общепринятыми принципами бухгалтерского отчета США.

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

В ежеквартальном отчете за 3 квартал 2006 года данная информация не предоставляется.

7.4. Сведения об учетной политике эмитента.

В 3 квартале 2006г. изменений в Учетную политику Эмитента на 2006г. внесено не было.

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Эмитент не осуществляет экспорт продукции (товаров, работ, услуг).

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Общая стоимость недвижимого имущества на 30.09.2006г. – ***2 091 301 302,82 руб.***
Величина начисленной амортизации на 30.09.2006г. – ***613 382 407,28 руб.***

Оценка недвижимого имущества в течение 12 месяцев до даты окончания отчетного квартала, ***не производилась.***

Изменений в составе недвижимого имущества Общества после даты окончания последнего завершенного финансового года до даты окончания отчетного квартала, балансовая стоимость которого превышала бы 5 процентов от балансовой стоимости активов Общества, ***не было.***

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента.

Сведения об участии эмитента в судебных процессах (с указанием наложенных на эмитента судебным органом санкциях) в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента, в течение трех лет, предшествующих дате окончания отчетного квартала:

1. *Судебный процесс по иску Потапкиной Е.П. к ОАО «Сибирьтелеком» о компенсации морального вреда в сумме 1 500 000 руб. В удовлетворении исковых требований отказано полностью. Данное решение обжаловано истцом в кассационном порядке в Верховный суд Республики Хакасия. Определением суда кассационной инстанции от 30 мая 2006г. решение суда первой инстанции оставлено без изменения. Сохраняется вероятность обжалования в надзорном порядке. (Хакасский филиал).*
2. *Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006 г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Планируется обжалование. (Алтайский филиал).*
3. *Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006 г. решение суда отменено и направлено на новое рассмотрение. (Алтайский филиал).*
4. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).*
5. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Производство по делу приостановлено до рассмотрения иска Жихарева В.Г. к ответчику об оспаривании дисциплинарного взыскания. (Красноярский филиал).*
6. *Судебный процесс по иску ОАО «Сибирьтелеком» к ИМНС России по Центральному району г. Красноярска о возврате излишне уплаченного налога на прибыль за 2002 год в сумме 1 162 064 руб. производство по делу прекращено в связи с отказом истца от иска. (Красноярский филиал).*
7. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006 г. исковые требования удовлетворены в полном объеме. Постановлением апелляционной инстанции от 13.09.2006 г. решение оставлено без изменения. (Красноярский филиал).*
8. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Судебное заседание назначено на 16.10.2006 г. (Красноярский филиал).*
9. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Судебное заседание назначено на 12.10.2006 г. (Красноярский филиал).*
10. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от*

26.09.2006 г. исковые требования удовлетворены. (Красноярский филиал).

11. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Фирма ЦТО Квант» о взыскании задолженности на сумму 2 065 439, 52 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. 09.06.2006 г. апелляционной инстанцией решение суда первой инстанции отменено, исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
12. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006 г. производство по делу приостановлено. (Иркутский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Корпорация Северная корона» о взыскании задолженности за услуги связи в размере 4 249 699, 2 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено: взыскано 3 280 430 руб., «… в части иска 849 939, 84 руб. плюс 18% НДС следует отказать». Подано заявление в порядке ст.179 АПК РФ об исправлении арифметической ошибки - исключения слов из резолютивной части Постановления суда « плюс 18% НДС». 15.06.2006 г. получена кассационная жалоба. Определением от 01.06.2006 г. исправлена арифметическая ошибка в решении: «Взыскано 3 399 759, 36 руб.» Выдан новый исполнительный лист, предъявленный 27.06.2006 г. 19.07.2006 г. кассационная жалоба ответчика оставлена без удовлетворения. 19.07.2006 г. сума долга полностью уплачена. (Иркутский филиал).*
14. *Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 080 долларов США, 78 507 японских иен. Решением суда от 17.07.2006 г. взыскано 817 920 руб. (Иркутский филиал).*
15. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005 иск удовлетворен. 03.03.2006 исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. Заявлен иск к РФ в лице Министерства финансов в порядке привлечения к субсидиарной ответственности. Рассмотрение назначено на 05.10.2006 г. Решением суда исковые требования удовлетворены. (Иркутский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Сибстройкомплект» о взыскании вексельной суммы и издержек на совершение протеста векселей в неплатеже на сумму 1 272 600 руб. Решением суда от 25.04.2006 г. исковые требования удовлетворены. 27.06.2006 г. получен исполнительный лист, предъявленный 29.06.2006 г. (Иркутский филиал).*
17. *Судебный процесс по заявлению ОАО «Сибирьтелеком» о признании незаконным решения УМНС РФ № 9 по Иркутской области о доначислении налога и пени в размере 1 172 977 руб. Постановлением суда кассационной инстанции дело направлено на новое рассмотрение в суд первой инстанции, в котором производство по делу приостановлено. Решением суда от 23.11.05 решение признано незаконным в части 597 277 руб. (Иркутский филиал).*
18. *Судебный процесс по иску ФГУП «Российская телевизионная и радиовещательная сеть» к ОАО «Сибирьтелеком» о применении последствий недействительности ничтожной сделки приватизации в виде изъятия имущества двух космических станций «Орбита». Балансовая стоимость СКС «Орбита» в г. Иркутске составляет 800 000 руб. В удовлетворении исковых требований отказано. Судом кассационной инстанции дело направлено на новое рассмотрение. Решением от 13.10.05 в иске отказано. (Иркутский филиал).*
19. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 698 297 руб. Решением суда взыскана уточненная сумма 1 233 608 руб. 24.05.2006 г. исполнительный лист направлен для исполнения. 22.06.2006 г. возвращен на доработку. Вновь предъявлен 10.07.2006 г. (Иркутский филиал).*
20. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 527 555 руб. Решением суда взыскана уточненная сумма 2 146 584 руб. Исполнительный лист предъявлен для исполнения 29.05.2006 г. (Иркутский филиал).*
21. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Решением суда от 11.06.2006 г. исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. Рассмотрение назначено на 09.10.2006 г. (Иркутский филиал).*

22. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 635 854, 52 руб. Решением суда от 25.12.2005 г. исковые требования удовлетворены на сумму 43 382 854,52 руб. Исполнительный лист предъявлен 31.03.2006 г. 24.08.2006 г. направлен запрос в МФ о причинах неисполнения. (Иркутский филиал).*
23. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 069 879 руб. Решением суда от 01.06.2006 г. исковые требования удовлетворены на сумму 929 260 руб. Ответчиком подана апелляционная жалоба. Рассмотрение назначено на 09.10.2006 г. (Иркутский филиал).*
24. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «АТС-41» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 6 545 110 руб. Предварительное судебное заседание назначено на 09.10.2006 г. (Иркутский филиал).*
25. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Предварительное судебное заседание назначено на 09.10.2006 г. (Иркутский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006 г. решение суда оставлено без изменения. (Кемеровский филиал).*
27. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006 г. взыскано 965 304, 20 руб. (Кемеровский филиал).*
28. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда от 02.05.2006 г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006 г. решение оставлено без изменения. (Кемеровский филиал).*
29. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).*
30. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).*
31. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. Истцом на решение суда подана апелляционная жалоба, оставленная без удовлетворения. 02.03.2006 г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006 г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006 г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. (Кемеровский филиал).*
32. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. На рассмотрении. (Кемеровский филиал).*
33. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006 г. отказано в удовлетворении исковых требований. (Кемеровский филиал).*
34. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
35. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439руб. На рассмотрении в первой инстанции. (Кемеровский*

филиал).

36. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 1 136 902, 45 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
37. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 3 721 025, 04 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
38. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Севтелеком» о взыскании задолженности на сумму 6 297 442, 80 руб. Решением суда исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
39. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 1 180 043, 4 руб. Взыскано 1 000 000 руб. (Кемеровский филиал).*
40. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате за землю на сумму 2 514 385, 55 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
41. *Судебный процесс по иску Администрации Тисульского района Кемеровской области к ОАО «Сибирьтелеком» о взыскании суммы неосновательного обогащения и процентов за пользование чужими денежными средствами на сумму 1 110 912 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал)*
42. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате на сумму 2 108 938, 85 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал).*
43. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.05. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
44. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком-Новосибирск» о взыскании задолженности по договору о межсетевом взаимодействии в размере 3 446 358 руб. 27.10.05. вынесено решение в пользу ОАО «Сибирьтелеком», 30.12.2006 в удовлетворении апелляционной жалобы отказано. 16.02.2006 ответчиком подана кассационная жалоба. Дата заседания не назначена. (Кемеровский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «СТеК Джи Эс Эм» взыскании задолженности по договору о межсетевом взаимодействии в размере 9 514 942 руб. Определением от 30.01.2006 г. утверждено мировое соглашение на сумму 7 365 755, 12 руб. (Кемеровский филиал).*
46. *Судебный процесс по иску ОАО «Сибирьтелеком» к УВД г. Новокузнецка о взыскании задолженности за услуги связи в размере 1 561 223 руб. Определением от 11.01.2006 г. прекращено в связи с оплатой. (Кемеровский филиал).*
47. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУВД г. Прокопьевска о взыскании задолженности за услуги связи в размере 1 227 677 руб. Решением от 08.12.05 во взыскании отказано в связи с добровольной оплатой задолженности. (Кемеровский филиал).*
48. *Судебный процесс по иску ОАО «Сибирьтелеком» к Управлению по делам ГО и ЧС Кемеровской области о возврате неосновательного обогащения в размере 1 880 098 руб. Исковые требования удовлетворены. (Кемеровский филиал).*
49. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «УгольТелекомНК» о взыскании задолженности на сумму 1 567 168 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
50. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузнецкая коммерческая сеть» о взыскании задолженности на сумму 1 497 816 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
51. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 14 116 566 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без*

изменений. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 18.07.2006 г. взыскано 4 973 391, 45 руб. Добровольно оплачено 6 989 800, 17 руб. (Новосибирский филиал).

52. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе в части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2006 г. решением суда взыскано 13 739 089, 6 руб. (Новосибирский филиал).*
53. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 7 985 781 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 17.07.2006 г. взыскано 1 100 907, 01 руб. Добровольно плачено 5 666 704, 38 руб. (Новосибирский филиал).*
54. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006 г. взыскано 83 796 612, 44 руб. (Новосибирский филиал).*
55. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Удовлетворено 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006 г. в удовлетворении иска отказано. (Новосибирский филиал).*
56. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. На рассмотрении. (Новосибирский филиал).*
57. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Процедура банкротства. (Новосибирский филиал).*
58. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. Процедура банкротства. (Новосибирский филиал).*
59. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 319 748 руб. Решением суда исковые требования удовлетворены на сумму 1 082 193 руб. (Новосибирский филиал).*
60. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 4 699 900 руб. Исковое заявление возращено. (Новосибирский филиал).*
61. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Цифровая сеть и телекоммуникационные системы НСО» о взыскании платы за точки подключения в сумме 6 542 188 руб. Исковые требования удовлетворены. Судом апелляционной инстанции решение суда первой инстанции оставлено без изменения. Постановлением кассационной инстанции от 18.10.05 решение оставлено без изменения. Процедура банкротства. (Новосибирский филиал).*
62. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КТС» о взыскании задолженности на сумму 1 792 911 руб. Определением от 13.03.2006 прекращено производство по делу в связи с заключением мирового соглашения. (Новосибирский филиал).*
63. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 10 268 553 руб. Решением суда иск удовлетворен, апелляционной инстанцией сумма изменена до 8 420 214 руб. (Новосибирский филиал).*
64. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 282 136 руб. Исковое заявление возвращено. (Новосибирский филиал).*
65. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о*

возмещении недополученных доходов в связи с предоставлением льгот на сумму 25 091 085 руб. Решением суда первой инстанции в удовлетворении отказано. Апелляционной инстанцией удовлетворено. Кассационной - дело направлено на новое рассмотрение. Решением суда взыскано 20 274 690 руб. (Новосибирский филиал).

66. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. (Новосибирский филиал).*
67. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Меркурий» о взыскании убытков на сумму 1 038 315, 05 руб. На рассмотрении. (Омский филиал).*
68. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. Решением суда от 08.08.2006 г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).*
69. *Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).*
70. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006 г. Постановлением апелляционной инстанции от 04.09.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
71. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» о взыскании задолженности за услуги связи в размере 3 528 760 руб. Решением Арбитражного суда Омской области от 21.10.05г. иск удовлетворен в сумме 2 384 131 рублей. В остальной сумме отказано по причине уплаты ответчиком части задолженности на момент вынесения решения. (Омский филиал).*
72. *Судебный процесс по заявлению ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» и ЗАО «Скай Линк» о взыскании солидарно задолженности по опротестованным в неплатеже простым векселям и расходов по совершению нотариальных действий в общей сумме 7 341 812 руб. Выдан судебный приказ о взыскании всей суммы. (Омский филиал).*
73. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУП «Омсктрансмаш» о взыскании задолженности за услуги связи в размере 1 899 032 руб. Решением от 12.12.05 исковые требования удовлетворены. (Омский филиал).*
74. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005 г. Постановлением апелляционной инстанции от 20.03.2006 г. и постановлением кассационной инстанции от 08.08.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
75. *Судебный процесс по иску Арбитражного суда Томской области к ЗАО «ПФК «Томич» и ОАО «Сибирьтелеком» о признании сделки, заключенной между ответчиками, недействительной и применении последствий недействительности сделок. Цена иска 1 500 000 руб. Решением от 13.01.2005 г. исковые требования удовлетворены. 31.05.2005 г. апелляционной инстанцией решение суда первой инстанции оставлено в силе. Постановлением кассационной инстанции от 15.09.2005 г. дело направлено на новое рассмотрение в первую инстанцию. 12.01.2006 г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 20.03.2006 г. решение суда от 12.01.2006 г. оставлено в силе. 23.05.06 г. ЗАО ПФК «Томич» подал кассационную жалобу. В удовлетворении отказано. Получен исполнительный лист. (Томский филиал).*
76. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Назначено на 14.10.2006 г. (Томский филиал).*
77. *Судебный процесс по иску Территориального управления Министерства имущественных отношений РФ по Томской области к ОАО «Сибирьтелеком» о признании сделки приватизации недействительной (в части). Решением суда отказано в удовлетворении иска,*

апелляцией оставлено без изменения. (Томский филиал).

78. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Издательский дом «Томский вестник» о защите деловой репутации и взыскании морального вреда. Цена иска 5 010 000 руб. Заключено мировое соглашение. (Томский филиал).*
79. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 1 390 000 000 руб. Отказано в удовлетворении исковых требований. (Томский филиал).*
80. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 3 200 000 руб. Рассмотрение назначено на 27.10.2006 г. (Томский филиал).*
81. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. На рассмотрении в суде первой инстанции. (Хакасский филиал).*
82. *Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 21.11.2006 г.*
83. *Судебные процессы по двум искам ОАО «Сибирьтелеком» к ЗАО «Южно-Сибирская сотовая связь» о взыскании задолженности за услуги связи в сумме 3 295 019 руб. 17.10.2005 г. постановлением апелляционной инстанции решение арбитражного суда АК от 13.07.2005 г. о взыскании 4 715 222 руб., оставлено без изменений.*
84. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Эквант» о взыскании задолженности за услуги связи в размере 6 013 788 руб. Решением суда от 06.09.05 в удовлетворении иска отказано.*

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер Уставного капитала эмитента составляет *2 387 973 276, 45 рублей.*

Уставный капитал эмитента состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами:

1. Обыкновенные именные бездокументарные акции – *12 011 401 829 штук.*
   Номинальная стоимость каждой обыкновенной акции составляет *0,15 рублей.*
   Размер доли обыкновенных акций в уставном капитале эмитента составляет *75,45 %.*
2. Привилегированные именные бездокументарные акции типа А – *3 908 420 014 штук.*
   Номинальная стоимость каждой привилегированной акции типа А составляет *0,15 рублей.*
   Размер доли привилегированных акций в уставном капитале эмитента составляет *24,55 %.*

Категория (тип) акций, обращающихся за пределами Российской Федерации:

обыкновенные акции (в рамках Программы Американских депозитарных расписок (АДР) 1-го уровня)

Доля акций, обращающихся за пределами Российской Федерации, от общего количества акций соответствующей категории (типа):

Количество американских депозитарных акций, выпущенных в соответствии с депозитным соглашением с JP Morgan Chase Bank, по состоянию на 30.09.2006г. составляет 1 923 173 шт., представляющих соответственно 1 538 538 400 обыкновенных акций эмитента (коэффициент 1:800), или 12,81% от общего количества размещенных обыкновенных акций эмитента.

Наименование, место нахождения иностранного эмитента, ценные бумаги которого удостоверяют права в отношении акций соответствующей категории (типа):

Банк-депозитарий - JP Morgan Chase Bank (депозитное соглашение от 04.09.2001 г. (с изменениями и дополнениями от 09.11.2001 г.).

JP Morgan Chase Bank,
ADR Department
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

Краткое описание программы (типа программы) выпуска ценных бумаг иностранного эмитента, удостоверяющих права в отношении акций соответствующей категории (типа):

Программа выпуска АДР 1-го уровня:
АДР первого уровня выпускаются под ранее эмитированные и размещенные обыкновенные акции компании, не создают прироста капитала. АДР первого уровня имеют целью увеличить ликвидность, рыночную прозрачность и присутствие на международном рынке обеспечивающего их акционерного капитала, не предусматривает прохождение листинга.
Каждая американская депозитарная акция, подтвержденная АДР, дает право на получение 800 обыкновенных акций эмитента.

Сведения о получении разрешения Федеральной комиссии на допуск акций эмитента соответствующей категории (типа) к обращению за пределами Российской Федерации:

Распоряжением ФКЦБ России от 30 октября 2001 г. №1029-р разрешено обращение обыкновенных

именных бездокументарных акций эмитента за пределами Российской Федерации в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номер государственной регистрации выпуска ценных бумаг, на который выдано разрешение ФКЦБ России: 1-05-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 1 980 704 000 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 297 105 600 рублей.*

Распоряжением ФКЦБ России от 24 января 2003 г. №03-99/р разрешено обращение за пределами Российской Федерации десяти дополнительных выпусков обыкновенных именных бездокументарных акций эмитента в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номера государственной регистрации выпусков ценных бумаг, на которые выдано разрешение ФКЦБ России: 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 6 067 629 959 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 910 144 493,85 рублей.*

25 июля 2003 г. Распоряжением ФКЦБ России №03-1565/р в соответствии с Порядком объединения дополнительных выпусков эмиссионных ценных бумаг, утвержденным Постановлением ФКЦБ России от 01.04.2003 г., осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг эмитента, в результате которого государственные регистрационные номера (1-05-00195-А, 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А), присвоенные выпускам обыкновенных именных бездокументарных акций были аннулированы и указанным выпускам ценных бумаг присвоен государственный регистрационный номер 1-04-00195-А.

В соответствии с разъяснениями ФКЦБ России «О действительности ранее выданных разрешений на обращение акций акционерного общества за пределами Российской Федерации» (исх. №03-ДГ-04/16900 от 12.11.2003г.), полученными эмитентом, процедура объединения дополнительных выпусков эмиссионных ценных бумаг эмитента не влечет необходимости получения нового разрешения ФКЦБ России на указанное количество обыкновенных именных бездокументарных акций эмитента, обращающихся за пределами Российской Федерации, на которые ранее было получено разрешение ФКЦБ России.

Наименование иностранного организатора торговли, через которого обращаются ценные бумаги иностранного эмитента, удостоверяющие права в отношении иностранного эмитента, удостоверяющие права в отношении акций эмитента:
АДР первого уровня обращаются на внебиржевом рынке США (OTC), а также в сегменте Freiverkehr (внебиржевой рынок) Берлинской и Франкфуртской бирж.

Иные сведения об обращении акций эмитента за пределами Российской Федерации:
Дополнительная информация о программе АДР эмитента размещена на сайте: http://www.adr.com (код поиска – SBTLY).

8.1.2. Сведения об изменении размера уставного капитала эмитента.

Размер уставного капитала эмитента, руб.	Структура уставного капитала эмитента	Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала	Дата составления и номер протокола собрания (заседания) органа управления, на котором принято решение об изменении размера уставного капитала	Размер уставного капитала эмитента после изменения, руб.
2001 год				
291 258 000	Акции обыкновенные: 14 562 900 шт. (75% уставного капитала) Акции привилегированные: 4 854 300 шт. (25% уставного капитала)	Совет директоров	28.02.2001 г. № 10	535 324 065
2002 год				
535 324 065	Акции обыкновенные: 2 676 626 500 шт. (75% уставного капитала) Акции привилегированные: 892 200 600 шт. (25% уставного капитала)	Совет директоров	26.04.2002 г. № 15	2 387 973 276,45
2003 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45%уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2004 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2005 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Сведения о фондах эмитента, формирующихся за счет его чистой прибыли за 5 последних завершенных финансовых лет, а также за 3 квартал 2006г.:
Резервный фонд:

В соответствии с требованиями ст. 35 Федерального закона РФ от 26.12.1995г. № 208-ФЗ "Об акционерных обществах", а также в соответствии с Уставом ОАО «Сибирьтелеком», резервный фонд создан и составляет 5% от величины уставного капитала Эмитента.

Год	Размер фонда		Размер отчислений в фонд в течение года, тыс. руб.	Размер средств, использованных в течение года (тыс. руб.) и направления использования средств фонда
	в денежном выражении, тыс. руб.*	в % от уставного капитала		
3 кв. 2006	119 399	5	-	Средства фонда не использовались.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Размер иных фондов учредительными документами Эмитента не устанавливается.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли, отсутствуют.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.
Общество обязано ежегодно проводить общее собрание акционеров (годовое общее собрание акционеров) не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года Общества в очной форме. Проводимые помимо годового общие собрания акционеров являются внеочередными. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным к его компетенции.
Сообщение о проведении общего собрания акционеров должно быть сделано не позднее, чем за 30 дней до даты его проведения.
В случае если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.
В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: "Российская газета".
Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.
Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента

представления требования о проведении внеочередного общего собрания акционеров.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.
В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.
При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.
В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания. В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров.
В случае если требование о созыве внеочередного общего собрания акционеров исходит от акционера (акционеров), оно должно содержать имена (наименования) акционера (акционеров), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.
Требование о созыве внеочередного общего собрания акционеров подписывается лицом (лицами), требующими созыва внеочередного общего собрания акционеров.
Дата проведения общего собрания акционеров в соответствии с Уставом Общества определяется Советом директоров.
Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров, а также выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный Уставом. Такие предложения должны поступить в Общество в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером) не позднее чем через 60 дней после окончания финансового года.
Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

- *годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;*
- *сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,*
- *проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,*
- *проекты внутренних документов Общества, проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров, проекты решений общего собрания акционеров,*
- *иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством, а также иная информация (материалы) для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению*

общего собрания акционеров.

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Алтайская телекоммуникационная компания", ЗАО "Алтел"***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

2. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Енисейтелеком", ЗАО "ЕТК"***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

3. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Байкалвестком", ЗАО "БВК"***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

4. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм", ЗАО "СТеК Джи Эс Эм"***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

5. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "ЧитаНЭТ", ЗАО "ЧитаНЭТ"***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

6. Полное и сокращенное фирменные наименования: ***открытое акционерное общество "Региональные Информационные Сети", ОАО "РИНЕТ"***
Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн.304А***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: 100 %

Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

7. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-32", ЗАО "АТС-32"***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале юридического лица: ***93,94 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***93,94 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

8. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "НГТС-Пэйдж", ОАО "НГТС-ПЭЙДЖ"***
Место нахождения: ***630078, г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале юридического лица: ***72,7 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***72,7 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

9. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Регион-сеть", ЗАО "Регион-сеть"***
Место нахождения: ***630009, г. Новосибирск, ул. Добролюбова, д. 12***
Доля эмитента в уставном капитале юридического лица: ***66 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***66 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

10. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "Алтайская инвестиционная компания", ЗАО "Алтинком"***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале юридического лица: ***62,5 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***62,5 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

11. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком", ОАО "АК Мобилтелеком"***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале юридического лица: ***64,99 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***64,99 %***
Доля данного лица в уставном капитале эмитента: ***0,000314 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000416 %***

12. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "ТелеРосс-Новосибирск", ЗАО "ТелеРосс-Новосибирск"***
Место нахождения: ***630099, г. Новосибирск, ул. Ленина, 12***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

13. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Новоком",***

ЗАО "Новоком"
Место нахождения: ***630099, г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

14. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-41", ЗАО "АТС-41"***
Место нахождения: ***665700, Иркутская область г.Братск, ул.Пионерская, 11А, стр.1***
Доля эмитента в уставном капитале юридического лица: ***49,91 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***49,91 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

15. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Иркутская расчетная палата", ОАО "ИРП"***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале юридического лица: ***34 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***34 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

16. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Желтые страницы - Томсктелеком", ЗАО "Желтые страницы - Томсктелеком"***
Место нахождения: ***г. Томск, ул. Кулева, 32***
Доля эмитента в уставном капитале юридического лица: ***33,3 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***33,3 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

17. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области", ОАО "ЦСиТКСН"***
Место нахождения: ***630099, г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

18. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь", ООО "СИМедиа-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале юридического лица: ***25,01 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***25,01 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

19. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Гипросвязь-Сибирь", ООО "Гипросвязь-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. Выставочная 15/3***
Доля эмитента в уставном капитале юридического лица: ***24 %***
Доля данного лица в уставном капитале эмитента: ***нет***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

20. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество Российская документальная электросвязь "Ростелеграф", ЗАО "Ростелеграф"*
Место нахождения: *103375, г. Москва, ул. Тверская, 7*
Доля эмитента в уставном капитале юридического лица: *19,6 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *19,6 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

21. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "Коммуникационно- информационные технологии", ЗАО "КИТ"*
Место нахождения: *г. Чита, улица Чайковского, 22*
Доля эмитента в уставном капитале юридического лица: *19,16 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *19,16 %*
Доля данного лица в уставном капитале эмитента: *0,00002*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00003*

22. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Информационные технологии связи", ОАО "Связьинтек"*
Место нахождения: *г.Москва, Настасьинский переулок, 7, стр.2*
Доля эмитента в уставном капитале юридического лица: *11 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *11 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

23. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Локтелеком", ОАО "Локтелеком"*
Место нахождения: *г. Чита, улица Ленина, 107*
Доля эмитента в уставном капитале юридического лица: *7,46 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *7,46 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

24. Полное и сокращенное фирменные наименования: *Открытое акционерное общество Акционерный коммерческий банк "АлтайБизнес-банк", ОАО АКБ "АлтайБизнес-банк"*
Место нахождения: *658210, Алтайский край, г. Рубцовск, пр. Ленина, 206*
Доля эмитента в уставном капитале юридического лица: *5,7 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *5,7 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

25. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Русско-Итальянская Компания по Телефонизации", ОАО "РИКТ"*
Место нахождения: *г. Междуреченск, ул. Чехова, 9*
Доля эмитента в уставном капитале юридического лица: *5,03 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *5,03 %*
Доля данного лица в уставном капитале эмитента: *0,0027*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0016*

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным бухгалтерской отчетности за последний завершенный отчетный период *не было.*

8.1.7. Сведения о кредитных рейтингах эмитента.

Объект присвоения кредитного рейтинга:

С 2001 года эмитенту присваивается международный кредитный рейтинг (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту).

Значение кредитного рейтинга на 30.09.2006г.
(дата пересмотра кредитного рейтинга – 7 февраля 2006г.):
Долгосрочный кредитный рейтинг в иностранной валюте: **В+**.
Краткосрочный кредитный рейтинг в иностранной валюте: **В**.
Прогноз рейтинга - стабильный.

История изменения значений кредитного рейтинга за 5 последних завершенных финансовых лет:

2001 год:
Дата присвоения кредитного рейтинга – 18 декабря 2001г.
Долгосрочный кредитный рейтинг в иностранной валюте **В**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - стабильный.

2002 год:
Долгосрочный кредитный рейтинг в иностранной валюте **В**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - стабильный.

2003 год:
Дата пересмотра кредитного рейтинга – 14 мая 2003г.
Долгосрочный кредитный рейтинг в иностранной валюте **В+**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - позитивный.

2004 год:
Дата пересмотра кредитного рейтинга – 29 марта 2004г.
Долгосрочный кредитный рейтинг в иностранной валюте **В+**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - позитивный.

2005 год:
Дата пересмотра кредитного рейтинга – 25 апреля 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **В+**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 2 декабря 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **В+**.
Краткосрочный кредитный рейтинг в иностранной валюте **В**.
Прогноз рейтинга - стабильный.

Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг:

Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

Краткое описание методики присвоения кредитного рейтинга:

Кредитный рейтинг Fitch представляют собой оценку способности предприятия выполнять финансовые обязательства по выплате процентов, дивидендов по привилегированным акциям, возврату основной суммы долга и т.д. в течение рассматриваемого периода времени. Кредитный рейтинг в иностранной валюте оценивает вероятность осуществления платежей по обязательствам в соответствующей иностранной валюте, в рамках действующей в стране юрисдикции, а также принимает во внимание возможные валютные ограничения, связанные с конвертацией национальной валюты в иностранную.

При присвоении международного кредитного рейтинга оценивается история и перспективы условий финансовой деятельности эмитента, качество менеджмента, результаты финансово-хозяйственной деятельности эмитента, а также тенденции развития внешней экономической и политической среды, которые могут повлиять на финансовое состояние эмитента и его кредитоспособность.

Процесс присвоения международного кредитного рейтинга включает в себя следующие основные этапы:

- предоставление необходимых документов и материалов для проведения анализа компании (аудированная бухгалтерская отчетность, бизнес-план, план капитальных вложений, план стратегического развития, другие отчеты и меморандумы, подготовленные для инвесторов);
- посещение компании специалистами рейтингового агентства и проведение встреч с руководством компании;
- анализ предоставленных материалов;
- присвоение кредитного рейтинга;
- подготовка отчета, содержащего обоснование присвоенного рейтинга.

8.2 Сведения о каждой категории (типе) акций эмитента.

Категория: **акции обыкновенные**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **12 011 401 829 шт.**
Количество объявленных акций: **8 924 671 шт.**
Количество акций, находящихся на балансе общества: **0**

Дата регистрации: **25.07.2003**
Регистрационный номер: **1-04-00195-A**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев обыкновенных акций Общества изложены в статье 7 Устава Общества:

7.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

7.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и Уставом, в случае их объявления Обществом;
7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст.91 указанного закона;
7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;
7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;
7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;
7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.
7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).
7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц, если иные основания и размер ответственности не установлены федеральными законами.
7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.
7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.
7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).
7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.
7.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

Категория: **акции привилегированные**
Тип: **А**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **3 908 420 014 шт.**
Количество объявленных акций: **2 980 586 шт.**
Количество акций, находящихся на балансе общества: **0**

Сведения о государственной регистрации выпуска:
Дата регистрации: **25.07.2003**
Регистрационный номер: **2-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев привилегированных акций типа А изложены в ст. 8 Устава Общества:
8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.
8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.
8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.
8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.
8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.
8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

Сведения об облигациях эмитента.

Порядковый номер выпуска: **1**
Серия: **А**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**

Количество ценных бумаг выпуска: **5 700 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **2 850 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**
Регистрационный номер: **51-2-11**
Орган, осуществивший государственную регистрацию: **Финансовые органы**

Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **5 628 штук**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.
Период погашения: **с 18.11.1996 по 30.01.1999**

Текущее состояние выпуска:
По состоянию на 30.12.98г. все облигации типа А погашены (аннулированы)
Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **2**
Серия: **В**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**

Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**
Количество ценных бумаг выпуска: **300 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **150 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **04.10.1996**
Регистрационный номер: **51-2-12**
Орган, осуществивший государственную регистрацию: **Финансовые органы**
Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **6 штук**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 30.11.1998 по 31.12.1998**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **3**
Серия: **03**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**
Номинальная стоимость одной ценной бумаги выпуска: **1000 руб.**
Количество ценных бумаг выпуска: **1 530 000 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **1 530 000 000 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.06.2003**
Регистрационный номер: **4-03-00195-A**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Способ размещения: **открытая подписка**
Период размещения: **18.07.2003г. (один день)**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **19.08.2003**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **1 530 000 штук**

Период обращения облигаций выпуска: **с 18.07.2003 по 14.07.2006**

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 14,5 %.

Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 14,5%.

Период погашения: **14.07.2006 (один день)**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Порядковый номер выпуска: **4**
Серия: **04**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **13.04.2004**
Регистрационный номер: **4-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.09.2004**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 04, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**

Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 08.07.2004г. по 30.07.2004г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: **1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.**
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Промсвязьбанк" (ЗАО), зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 109052, РФ, г. Москва, ул. Смирновская, д. 10, стр. 22 (далее - "Платежный агент"). Между Эмитентом и АКБ "Промсвяьбанк" (ЗАО) заключен договор "О платежном агенте".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на

Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ. Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.
Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 12,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 12,5%.

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента. Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от

того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - физического лица);
б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.
Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами ФКЦБ России.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Приобретение Облигаций означает заключение приобретателем Облигаций с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой, при этом письменная форма договора поручительства считается соблюденной.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных

неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций Поручитель и Эмитент отвечают перед Владельцами Облигаций солидарно.
Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **5**
Серия: **05**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-05-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.06.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **3 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **3 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 05, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **29.04.2005г. (один день)**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы

погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 9,2 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 9,2 %.
Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям.

В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих

обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства").
Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (Трех миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (Три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (Трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **6**
Серия: **06**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-06-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **03.11.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 06, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **22.09.2005г. (один день)**

Период обращения облигаций выпуска:
1820 (Одна тысяча восемьсот двадцать) дней с даты начала размещения Облигаций.
Период погашения: 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения

Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.

Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 7,85 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 7,85%.

Величина процентной ставки по 7 купону устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска ценных бумаг в числовом выражении в процентах годовых.
Расчёт суммы выплат по 7 купону в расчете на одну Облигацию производится по следующей формуле:
$K7 = C7 * 1000 * (T7 - T6)/ 365/ 100\ \%$, где
K7 - сумма купонной выплаты по 7-му купону в расчете на одну Облигацию, в руб.;
C7 - размер процентной ставки 7-го купона, в процентах годовых;
T6 - дата начала 7-го купонного периода;
T7 - дата окончания 7-го купонного периода.

Величина процентной ставки по 8, 9, 10 купонам совпадает с величиной процентной ставки по 7 купону.

Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям.
В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии

с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: 7
Серия: **07**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.04.2006**
Регистрационный номер: **4-07-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **06.07.2006**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 07, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., д. 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **24.05.2006г. (один день)**
Порядок и условия размещения ценных бумаг:
Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций.
Сделки при размещении Облигаций заключаются с использованием Системы торгов Биржи путём удовлетворения адресных заявок на покупку Облигаций, поданных с использованием Системы торгов Биржи в соответствии с Правилами проведения торгов.
Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени по поручению и за счёт Эмитента.
Торги при размещении Облигаций настоящего выпуска будут проводиться в форме Конкурса, а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения

сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречной адресной заявки.
Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций выпуска.
Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Период обращения облигаций выпуска: 1 092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1 092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 8,65 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 8,65%.

Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.
Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям.
В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.
От имени Владельца Облигаций указанное требование может быть предъявлено номинальным

держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Обязательства, которые эмитентом не исполнены или исполнены ненадлежащим образом (дефолт) **отсутствуют.**

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям.

Поручителем по выпуску облигаций серии 04 является:
Полное фирменное наименование: *Закрытое акционерное общество «Енисейтелеком»*
Сокращенное фирменное наименование: ***ЗАО «ЕТК»***
Место нахождения: ***Российская Федерация, г. Красноярск, пр. Мира, 102***

Поручителем по выпуску облигаций серии 05, 06 и 07 является:
Полное фирменное наименование: *Закрытое акционерное общество «Байкалвестком»*
Сокращенное наименование: ***ЗАО «БВК»***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Серия 04:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 9 981 119 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 627 933 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 3 квартала 2006г. составил 2 865 139 000 рублей.

Серия 05:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (три миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 3 квартала 2006г. составил

1 973 466 000 рублей.

Серия 06:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 3 квартала 2006г. составил 1 973 466 000 рублей.

Серия 07:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 11 209 898 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 1 312 663 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 3 квартала 2006г. составил 1 973 466 000 рублей.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Наименование: ***Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»***
Место нахождения: ***Россия, г. Москва, ул. Пятницкая, 70***
Тел./Факс: ***(495) 933-42-21***
Адрес электронной почты: ***ork@ork-reestr.ru***
Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***

Срок действия: *не установлен*
Орган, выдавший лицензию: ***ФКЦБ России***
Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: *09.02.1998*

В обращении находятся документарные ценные бумаги с обязательным централизованным хранением (облигации), информация о которых содержится в п. 8.3.2.

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам, регулируются следующими нормативно-правовыми актами (в последних действующих редакциях):

1. ***Федеральный Закон от 10.12.2003 N 173-ФЗ «О валютном регулировании и валютном контроле»***
2. ***Налоговый кодекс Российской Федерации, ч.1, № 146-ФЗ от 31.07.1998***
3. ***Налоговый кодекс Российской Федерации, ч.2, № 117-ФЗ от 05.08.2000***
4. ***Федеральный Закон от 22.04.1996 N 39-ФЗ «О рынке ценных бумаг»***
5. ***Федеральный Закон от 09.07.1999 N 160-ФЗ «Об иностранных инвестициях в Российской Федерации»***
6. ***Федеральный Закон от 25.02.1999 N 39-ФЗ «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений»***
7. ***Федеральный Закон от 10.07.2002 N 86-ФЗ «О Центральном Банке Российской Федерации (Банке России)»А3.***
8. ***Федеральный Закон от 07.08.2001 N 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма»***
9. ***Международные договоры Российской Федерации по вопросам избежания двойного налогообложения.***

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.

Описание порядка налогообложения доходов по размещенным акциям эмитента.

I. НАЛОГООБЛОЖЕНИЕ ФИЗИЧЕСКИХ ЛИЦ.

Порядок и условия обложения физических лиц, являющихся налоговыми резидентами РФ, и физических лиц, не являющихся налоговыми резидентами РФ, но получающих доходы от источников в РФ, налогом на доходы физических лиц, рассчитываемые с учетом доходов, получаемых физическими лицами от реализации ценных бумаг, а также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 23 Налогового кодекса РФ «Налог на доходы физических лиц».

Статья 208 НК РФ устанавливает, что к доходам от источников в Российской Федерации, в частности, относятся дивиденды полученные от российской организации, а также доходы от реализации в Российской Федерации акций организаций.

Порядок определения налоговой базы установлен статьей 210 НК РФ:

(а) Для доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов, предусмотренных статьями 218 - 221 НК РФ (пункт 3 статьи 210 НК РФ).

Если сумма налоговых вычетов в налоговом периоде окажется больше суммы доходов, в

отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, за этот же налоговый период, то применительно к этому налоговому периоду налоговая база принимается равной нулю. На следующий налоговый период разница между суммой налоговых вычетов в этом налоговом периоде и суммой доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, не переносится, если иное не предусмотрено главой 23 НК РФ.

(б) Для доходов, в отношении которых предусмотрены иные налоговые ставки (в т. ч. предусмотренные пунктом 3 статьи НК РФ ставки для доходов нерезидентов и предусмотренные пунктом 4 статьи НК РФ ставки для доходов в виде дивидендов), налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению (пункт 4 статьи 210 НК РФ). При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

В соответствии со статьей 225 НК РФ:

(а) сумма налога при определении налоговой базы в соответствии с пунктом 3 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 статьи 224 НК РФ, процентная доля налоговой базы.

(б) сумма налога при определении налоговой базы в соответствии с пунктом 4 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы.

Общая сумма налога представляет собой сумму, полученную в результате сложения сумм налога, исчисленных в соответствии с пунктами (а) и (б).

Общая сумма налога исчисляется по итогам налогового периода применительно ко всем доходам налогоплательщика, дата получения которых относится к соответствующему налоговому периоду.

Сумма налога определяется в полных рублях. Сумма налога менее 50 копеек отбрасывается, а 50 копеек и более округляются до полного рубля.

Согласно статье 212 НК РФ материальная выгода, полученная от приобретения ценных бумаг признается доходом налогоплательщика, полученным в виде материальной выгоды, и налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение (порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг).

Статья 214 НК РФ устанавливает особенности уплаты налога на доходы физических лиц в отношении доходов от долевого участия в организации, полученных в виде дивидендов от российских организаций: организация, являющаяся источником дохода налогоплательщика, полученного в виде дивидендов, признается налоговым агентом и определяет сумму налога отдельно по каждому налогоплательщику применительно к каждой выплате указанных доходов по ставке, предусмотренной пунктом 4 статьи 224 НК РФ, в порядке, предусмотренном статьей 275 НК РФ.

Особенности определения налоговой базы, исчисления и уплаты налога на доходы по операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок, базисным активом по которым являются ценные бумаги, устанавливаются статьей 214.1. НК РФ:

1. При определении налоговой базы по доходам по операциям с ценными бумагами учитываются доходы, полученные по следующим операциям:

- купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг;

- купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг;

- с ценными бумагами, осуществляемым доверительным управляющим (за исключением управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд) в пользу учредителя доверительного управления (выгодоприобретателя), являющегося физическим лицом.

2. Налоговая база по каждой операции, указанной в пункте 1 статьи 214.1. НК РФ.

3. Доход (убыток) по операциям купли-продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков.

Доход (убыток) по операциям купли-продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными

налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли-продажи в порядке, предусмотренном настоящим пунктом.

К указанным расходам относятся:

- *суммы, уплачиваемые продавцу в соответствии с договором;*
- *оплата услуг, оказываемых депозитарием;*
- *комиссионные отчисления профессиональным участникам рынка ценных бумаг;*
- *биржевой сбор (комиссия);*
- *оплата услуг регистратора;*
- *другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.*

Если налогоплательщиком были приобретены в собственность (в том числе получены на безвозмездной основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг.

Доход (убыток) по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли-продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка Российской Федерации.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (допущенными к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым подпункта 1 пункта 1 статьи 220 НК РФ.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика. 4. Налоговая база по операциям купли-продажи ценных бумаг определяется как доход, полученный по

результатам налогового периода по операциям с ценными бумагами.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли-продажи ценных бумаг данной категории.

Доход по операциям купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

В соответствии с п. 7 статьи 214.1. НК РФ при определении налоговой базы по операциям с ценными бумагами в расходы налогоплательщика включаются также суммы, уплаченные учредителем доверительного управления (выгодоприобретателем) доверительному управляющему в виде вознаграждения и компенсации произведенных им расходов по осуществленным операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок. При определении налоговой базы по доходам по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), для выгодоприобретателя, не являющегося учредителем доверительного управления, указанный доход определяется с учетом условий договора доверительного управления.

В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде дивидендов), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

В соответствии с п. 8 статьи 214.1. НК РФ налоговая база по операциям купли-продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям.

Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг).

При осуществлении выплат в денежной или натуральной форме из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 статьи 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат в денежной (выплат наличных денежных средств, перечисления денежных средств на банковский счет физического лица или на счет третьего лица по требованию физического лица) или натуральной форме из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со статьей 228 НК РФ.

Статья 215 НК РФ устанавливает особенности определения доходов отдельных категорий иностранных граждан, определяя категории иностранных граждан, чьи доходы не подлежат налогообложению.

Согласно статье 216 НК РФ налоговым периодом по налогу на доходы физических лиц признается календарный год.

Статья 217 НК РФ относит к доходам, не подлежащим налогообложению (освобождаемым от налогообложения) доходы физических лиц, полученные акционерами акционерных обществ в результате переоценки основных фондов (средств) в виде дополнительно полученных ими акций, распределенных между акционерами или участниками организации пропорционально их доле и видам акций, либо в виде разницы между новой и первоначальной номинальной стоимостью акций;

Положения о стандартных налоговых вычетах содержатся в статья 218 НК РФ, определяющей отдельные категории налогоплательщиков и размер стандартных налоговых вычетов, на которые отдельные категории физических лиц имеют право; положения о социальных налоговых вычетах содержатся в статье 219 НК РФ.

В статье 220 НК РФ содержится положение, согласно которому при определении размера налоговой базы в соответствии с пунктом 2 статьи 210 НК РФ налогоплательщик имеет право на получение имущественного налогового вычета в суммах, полученных налогоплательщиком в налоговом периоде от продажи доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика менее трех лет, но не превышающих 125 000 рублей. При продаже доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика три года и более, имущественный налоговый вычет предоставляется в сумме, полученной налогоплательщиком при продаже указанной, доли (ее части) в уставном капитале организации.

Статьей 224 НК РФ установлены налоговые ставки:

- в отношении доходов от реализации ценных бумаг лицами, являющимися налоговыми резидентами, налоговая ставка устанавливается в размере 13 процентов (пункт 1 статьи 224 НК РФ).

- в отношении доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ налоговая ставка устанавливается в размере 30 процентов (пункт 3 статьи 224 НК РФ).

- в отношении доходов от долевого участия лиц, являющихся налоговыми резидентами, в

деятельности организаций, полученных в виде дивидендов, налоговая ставка устанавливается в размере 9 процентов (пункт 4 статьи 224 НК РФ) (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005).

Статья 226 НК РФ определяет особенности исчисления налога налоговыми агентами, а также порядок и сроки уплаты налога налоговыми агентами.

1. Российские организации, индивидуальные предприниматели и постоянные представительства иностранных организаций в Российской Федерации, от которых или в результате отношений с которыми налогоплательщик получил доходы, указанные в пункте 2 статьи 226 НК РФ, обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную в соответствии со статьей 224 НК РФ.

2. Исчисление сумм и уплата налога в соответствии со статьей 224 НК РФ производятся в отношении всех доходов налогоплательщика, источником которых является налоговый агент, за исключением доходов, в отношении которых исчисление и уплата налога осуществляются в соответствии со статьями 214.1, 227 и 228 НК РФ с зачетом ранее удержанных сумм налога.

3. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, в отношении которых применяется налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога.

Сумма налога применительно к доходам, в отношении которых применяются иные налоговые ставки, исчисляется налоговым агентом отдельно по каждой сумме указанного дохода, начисленного налогоплательщику.

Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

4. Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате.

Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет любых денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

5. При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика. Невозможностью удержать налог, в частности, признаются случаи, когда заведомо известно, что период, в течение которого может быть удержана сумма начисленного налога, превысит 12 месяцев.

6. Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме, а также дня, следующего за днем фактического удержания исчисленной суммы налога, - для доходов, полученных налогоплательщиком в натуральной форме либо в виде материальной выгоды.

7. Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

8. Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном статьей 226 НК РФ порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

9. Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и

иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога физических лиц.

II. НАЛОГООБЛОЖЕНИЕ ЮРИДИЧЕСКИХ ЛИЦ.

Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, а также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 25 Налогового кодекса РФ «Налог на прибыль организаций».

В соответствии со статьей 246 НК РФ налогоплательщиками налога на прибыль организаций признаются российские организации, а также иностранные организации, осуществляющие свою деятельность в РФ через постоянные представительства и (или) получающие доходы от источников в РФ. Объектом налогообложения по налогу на прибыль организаций признается прибыль, полученная налогоплательщиком: для российских организаций - полученные доходы, уменьшенные на величину произведенных расходов; для иностранных организаций, осуществляющих деятельность в РФ через постоянные представительства, - полученные через эти постоянные представительства доходы, уменьшенные на величину произведенных этими постоянными представительствами расходов; для иных иностранных организаций - доходы, полученные от источников в РФ (статья 247 НК РФ).

Все виды доходов, не являющиеся выручкой от реализации товаров (работ, услуг) или имущественных прав, признаются внереализационными доходами, в том числе доходы налогоплательщика от долевого участия в других организациях (статья 250 НК РФ).

Ставки для налоговой базы, определяемой по доходам, полученным в виде дивидендов, установлены пунктом 3 статьи 284 НК РФ:

1) 9 процентов (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005) - по доходам, полученным в виде дивидендов от российских организаций российскими организациями и физическими лицами - налоговыми резидентами РФ;

2) 15 процентов - по доходам, полученным в виде дивидендов от российских организаций иностранными организациями.

При этом налог исчисляется с учетом особенностей, предусмотренных статьей 275 НК РФ.

Налогообложение иных доходов по ценным бумагам производится по общим ставкам налога на прибыль организаций, установленным пунктами 1 и 2 статьи 284 НК РФ:

- для юридических лиц – резидентов РФ - 24 процента: 6,5 процентов зачисляется в федеральный бюджет, 17,5 процентов - в бюджеты субъектов РФ.

- налогообложение доходов по ценным бумагам иностранных организаций, не связанных с деятельностью в РФ через постоянное представительство, осуществляется по ставке 20 процентов (исключение - подпункте 2 пункта 2 (использование средств для международных перевозок) и пункты 3 (доходы в виде дивидендов) и 4 (доходы по операциям с отдельными видами долговых обязательств) статьи 284 НК РФ), с учетом положений статьи 310 НК РФ).

Сумма, исчисленная по налоговым ставкам, установленным пунктами 2-4 статьи 284 НК РФ, подлежит зачислению в федеральный бюджет.

Налоговым периодом по налогу признается календарный год. Отчетными периодами по налогу признаются первый квартал, полугодие и девять месяцев календарного года; для налогоплательщиков, исчисляющих ежемесячные авансовые платежи исходя из фактически полученной прибыли, отчетными периодами признаются месяц, два месяца, три месяца и так далее до окончания календарного года (статья 285 НК РФ).

Общие положения по определению налоговой базы по налогу на прибыль организации содержатся в статье 274 НК РФ, согласно которой: налоговой базой признается денежное выражение прибыли, определяемой в соответствии со статьей 247 НК РФ, подлежащей налогообложению; налоговая база по прибыли, облагаемой по ставке, отличной от ставки, указанной в пункте 1 статьи 284 НК РФ, определяется налогоплательщиком отдельно. В случае, если в отчетном (налоговом) периоде налогоплательщиком получен убыток, - в данном отчетном (налоговом) периоде налоговая база признается равной нулю.

Особенности определения налоговой базы по доходам, полученным от долевого участия в других

организациях, устанавливаются в статье 275 НК РФ.

В соответствии с пунктом 2 статьи 275 НК РФ для налогоплательщиков – резидентов РФ по доходам в виде дивидендов, полученных ими от других российских организаций, налоговая база определяется налоговым агентом - российской организацией, являющейся источником дохода налогоплательщика.

Сумма налога, подлежащая удержанию из доходов налогоплательщика - получателя дивидендов, исчисляется налоговым агентом исходя из общей суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.

Общая сумма налога определяется как произведение ставки налога, установленной подпунктом 1 пункта 3 статьи 284 НК РФ, и разницы между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в соответствии с пунктом 3 настоящей статьи в текущем налоговом периоде (выплате дивидендов, производимой организацией своим акционерам - нерезидентам), и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов. В случае, если полученная разница отрицательна, обязанность по уплате налога не возникает и возмещение из бюджета не производится.

В соответствии с пунктом 3 статьи 275 НК РФ в случае, если российская организация - налоговый агент выплачивает дивиденды иностранной организации и (или) физическому лицу, не являющемуся резидентом РФ, налоговая база налогоплательщика - получателя дивидендов по каждой такой выплате определяется как сумма выплачиваемых дивидендов и к ней применяется ставка, установленная соответственно подпунктом 2 пункта 3 статьи 284 или пунктом 3 статьи 224 НК РФ.

Особенности определения налоговой базы по операциям с ценными бумагами устанавливаются в статье 280 НК РФ, при этом согласно пункту 1 статьи 280 НК РФ если операция с ценными бумагами может быть квалифицирована также как операция с финансовыми инструментами срочных сделок, то налогоплательщик самостоятельно выбирает порядок налогообложения такой операции.

В соответствии с пунктом 2 статьи 280 НК РФ доходы налогоплательщика от операций по реализации акций определяются исходя из цены реализации. Расходы при реализации акций определяются исходя из цены приобретения акций (включая расходы на ее приобретение), затрат на их реализацию.

В целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий (пункт 3 статьи 280 НК РФ):

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством - средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли (если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли), если же средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы 25 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Согласно пункту 5 статьи 280 НК РФ рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения

соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения.

При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

При соблюдении налогоплательщиком порядка, изложенного выше, фактическая цена реализации или иного выбытия ценных бумаг, находящаяся в соответствующем интервале цен, принимается для целей налогообложения в качестве рыночной цены.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В соответствии с пунктом 6 статьи 280 НК РФ в отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены акции может быть использована стоимость чистых активов эмитента, приходящаяся на соответствующую акцию, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

В соответствии с пунктом 7 статьи 280 НК РФ налогоплательщик-акционер, реализующий акции, полученные им при увеличении уставного капитала акционерного общества, определяет доход как разницу между ценой реализации и первоначально оплаченной стоимостью акции, скорректированной с учетом изменения количества акций в результате увеличения уставного капитала.

В соответствии с пунктом 8 статьи 280 НК РФ налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить

порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

Согласно пункту 10 статьи 280 НК РФ налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены данным пунктом, а также статьей 283 НК РФ.

Порядок исчисления налога на прибыль организаций и налога на прибыль организаций в виде авансовых платежей определен в статье 286 НК РФ, согласно пункту 1 которой налог определяется как соответствующая налоговой ставке процентная доля налоговой базы, определяемой в соответствии со статьей 274 НК РФ.

В соответствии с пунктом 2 статьи 274 НК РФ, если иное не установлено пунктами 4 и 5 статьи 274 НК РФ, сумма налога по итогам налогового периода определяется налогоплательщиком самостоятельно.

По итогам каждого отчетного (налогового) периода, если иное не предусмотрено настоящей статьей, налогоплательщики исчисляют сумму авансового платежа, исходя из ставки налога и прибыли, подлежащей налогообложению, рассчитанной нарастающим итогом с начала налогового периода до окончания отчетного (налогового) периода. В течение отчетного периода налогоплательщики исчисляют сумму ежемесячного авансового платежа в порядке, установленном настоящей статьей.

Сумма ежемесячного авансового платежа, подлежащего уплате в первом квартале текущего налогового периода, принимается равной сумме ежемесячного авансового платежа, подлежащего уплате налогоплательщиком в последнем квартале предыдущего налогового периода. Сумма ежемесячного авансового платежа, подлежащего уплате во втором квартале текущего налогового периода, принимается равной одной трети суммы авансового платежа, исчисленного за первый отчетный период текущего года.

Сумма ежемесячного авансового платежа, подлежащего уплате в третьем квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам полугодия, и суммой авансового платежа, рассчитанной по итогам первого квартала.

Сумма ежемесячного авансового платежа, подлежащего уплате в четвертом квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам девяти месяцев, и суммой авансового платежа, рассчитанной по итогам полугодия.

Если рассчитанная таким образом сумма ежемесячного авансового платежа отрицательна или равна нулю, указанные платежи в соответствующем квартале не осуществляются.

Налогоплательщики имеют право перейти на исчисление ежемесячных авансовых платежей исходя из фактически полученной прибыли, подлежащей исчислению. В этом случае исчисление сумм авансовых платежей производится налогоплательщиками исходя из ставки налога и фактически полученной прибыли, рассчитываемой нарастающим итогом с начала налогового периода до окончания соответствующего месяца.

При этом сумма авансовых платежей, подлежащая уплате в бюджет, определяется с учетом ранее начисленных сумм авансовых платежей. Налогоплательщик вправе перейти на уплату ежемесячных авансовых платежей исходя из фактической прибыли, уведомив об этом налоговый орган не позднее 31 декабря года, предшествующего налоговому периоду, в котором происходит переход на эту систему уплаты авансовых платежей. При этом система уплаты авансовых платежей не может изменяться налогоплательщиком в течение налогового периода.

Согласно пункту 4 статьи 286 НК РФ если налогоплательщиком является иностранная организация, получающая доходы от источников в РФ, не связанные с постоянным представительством в РФ, обязанность по определению суммы налога, удержанию этой суммы из доходов налогоплательщика и перечислению налога в бюджет возлагается на российскую

организацию или иностранную организацию, осуществляющую деятельность в РФ через постоянное представительство (налоговых агентов), выплачивающих указанный доход налогоплательщику. Налоговый агент определяет сумму налога по каждой выплате (перечислению) денежных средств или иному получению дохода.

Согласно пункту 5 статьи 286 НК РФ российские организации, являющиеся источником доходов своего акционера - налогоплательщика в виде выплачиваемых ему дивидендов, определяют сумму налога отдельно по каждому такому налогоплательщику применительно к каждой выплате указанных доходов, удерживает налог из доходов налогоплательщика и перечисляет его в бюджет. При этом налог в виде авансовых платежей удерживается из доходов налогоплательщика при каждой выплате таких доходов.

Сроки и порядок уплаты налога и налога в виде авансовых платежей установлен статьей 287 НК РФ.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период статьей 289 НК РФ.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налогоплательщики, исчисляющие ежемесячные авансовые платежи по фактически полученной прибыли, уплачивают авансовые платежи не позднее 28-го числа месяца, следующего за месяцем, по итогам которого производится исчисление налога.

По итогам отчетного (налогового) периода суммы ежемесячных авансовых платежей, уплаченных в течение отчетного (налогового) периода, засчитываются при уплате авансовых платежей по итогам отчетного периода. Авансовые платежи по итогам отчетного периода засчитываются в счет уплаты налога по итогам налогового периода.

Российская организация или иностранная организация, осуществляющая деятельность в РФ через постоянное представительство (налоговые агенты), выплачивающие доход иностранной организации, удерживают сумму налога из доходов этой иностранной организации, за исключением доходов в виде дивидендов, при каждой выплате (перечислении) ей денежных средств или ином получении иностранной организацией доходов, если иное не предусмотрено настоящим Кодексом.

Налоговый агент обязан перечислить соответствующую сумму налога в течение трех дней после дня выплаты (перечисления) денежных средств иностранной организации или иного получения доходов иностранной организацией.

По доходам, выплачиваемым налогоплательщикам в виде дивидендов, налог, удержанный при выплате дохода, перечисляется в бюджет налоговым агентом, осуществившим выплату, в течение 10 дней со дня выплаты дохода.

В соответствии со статьей 288 НК РФ налогоплательщики - российские организации, имеющие обособленные подразделения, исчисление и уплату в федеральный бюджет сумм авансовых платежей, а также сумм налога, исчисленного по итогам налогового периода, производят по месту своего нахождения без распределения указанных сумм по обособленным подразделениям.

Уплата авансовых платежей, а также сумм налога, подлежащих зачислению в доходную часть бюджетов субъектов РФ и бюджетов муниципальных образований, производится налогоплательщиками - российскими организациями по месту нахождения организации, а также по месту нахождения каждого из ее обособленных подразделений исходя из доли прибыли, приходящейся на эти обособленные подразделения, определяемой как средняя арифметическая величина удельного веса среднесписочной численности работников (расходов на оплату труда) и удельного веса остаточной стоимости амортизируемого имущества этого обособленного подразделения соответственно в среднесписочной численности работников (расходах на оплату труда) и остаточной стоимости амортизируемого имущества, определенной в соответствии с пунктом 1 статьи 257 НК РФ, в целом по налогоплательщику.

Налогоплательщики обязаны по истечении каждого отчетного и налогового периода представлять в налоговые органы по месту своего нахождения и месту нахождения каждого обособленного подразделения соответствующие налоговые декларации в порядке, определенном статьей 289 НК РФ.

Налоговые агенты обязаны по истечении каждого отчетного (налогового) периода, в котором они

производили выплаты налогоплательщику, представлять в налоговые органы по месту своего нахождения налоговые расчеты в порядке, определенном статьей 289 НК РФ.
Налогоплательщики (налоговые агенты) представляют налоговые декларации (налоговые расчеты) не позднее 28 дней со дня окончания соответствующего отчетного периода.
Налогоплательщики, исчисляющие суммы ежемесячных авансовых платежей по фактически полученной прибыли, представляют налоговые декларации в сроки, установленные для уплаты авансовых платежей.
Налоговые декларации (налоговые расчеты) по итогам налогового периода представляются налогоплательщиками (налоговыми агентами) не позднее 28 марта года, следующего за истекшим налоговым периодом.
Организация, в состав которой входят обособленные подразделения, по окончании каждого отчетного и налогового периода представляет в налоговые органы по месту своего нахождения налоговую декларацию в целом по организации с распределением по обособленным подразделениям.

Описание порядка налогообложения доходов по размещаемым облигациям эмитента.
Налогообложение доходов по размещаемым облигациям осуществляется в полном соответствии с нормами действующего налогового законодательства РФ.
I. Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, и в виде процентов, выплачиваемых по ценным бумагам российской организации - эмитента таких ценных бумаг, определены нормами главы 25 НК РФ.
1. Порядок и условия обложения юридических лиц, являющихся российскими организациями.
А) Налог на добавленную стоимость исчисляется и уплачивается на основании главы 21 Налогового Кодекса РФ (далее НК РФ).
В соответствии с порядком, установленным статье 146 НК РФ, доходы от размещения облигаций не являются объектом налогообложения налогом на добавленную стоимость.
В соответствии с порядком, установленным пп. 12 п. 2 ст. 149 Налогового кодекса Российской Федерации, реализация облигаций налогом на добавленную стоимость не облагаются.
Б) С 01.01.2002 года налог на прибыль исчисляется и уплачивается на основании Главы 25 "Налог на прибыль организаций" Налогового кодекса РФ.
В соответствии с п.п.10 пункта 1 статьи 251 НК РФ при определении налоговой базы не учитываются доходы в виде средств или иного имущества, которые получены по договорам кредита или займа (иных аналогичных средств или иного имущества независимо от формы оформления заимствований, включая ценные бумаги по долговым обязательствам), а также средств или иного имущества, которые получены в счет погашения таких заимствований.
При этом необходимо помнить, что проценты, полученные по ценным бумагам, признаются внереализационным доходом для целей налогообложения (пп.6 ст. 250 НК РФ).
В соответствии со статьей 280 НК РФ доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом (векселедателем). При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.
Расходы при реализации (или ином выбытии) ценных бумаг определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.
При этом в целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий:
1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством.

Под рыночной котировкой ценной бумаги в целях главы 25 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Под накопленным процентным (купонным) доходом понимается часть процентного (купонного) дохода, выплата которого предусмотрена условиями выпуска такой ценной бумаги, рассчитываемая пропорционально количеству дней, прошедших от даты выпуска ценной бумаги или даты выплаты предшествующего купонного дохода до даты совершения сделки (даты передачи ценной бумаги).

Рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения. При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом

конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

Налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг. Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг. При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

При реализации или ином выбытии ценных бумаг налогоплательщик самостоятельно в соответствии с принятой в целях налогообложения учетной политикой выбирает один из следующих методов списания на расходы стоимости выбывших ценных бумаг:

1) по стоимости первых по времени приобретений (ФИФО);

2) по стоимости последних по времени приобретений (ЛИФО);

3) по стоимости единицы.

Налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены статьей 283 НК РФ.

****При этом убытки от операций с ценными бумагами, не обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций с такими ценными бумагами, определенной в отчетном (налоговом) периоде; а убытки от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций по реализации данной категории ценных бумаг. В течение налогового периода перенос на будущее убытков, понесенных в соответствующем отчетном периоде от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и ценными бумагами, не обращающимися на организованном рынке ценных бумаг, осуществляется раздельно по указанным категориям ценных бумаг соответственно в пределах прибыли, полученной от операций с такими ценными бумагами. Доходы, полученные от операций с ценными бумагами, обращающимися (не обращающимися) на организованном рынке ценных бумаг, не могут быть уменьшены на расходы либо убытки от операций с ценными бумагами, не обращающимися (обращающимися) на организованном рынке ценных бумаг.***

(* данные положения не распространяются на профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность).

Налогоплательщики (включая банки), осуществляющие дилерскую деятельность на рынке ценных бумаг, при определении налоговой базы и переносе убытка на будущее в порядке и на условиях, которые установлены статьей 283 НК РФ, формируют налоговую базу и определяют сумму убытка, подлежащего переносу на будущее с учетом всех доходов (расходов) и суммы убытка, которые получены от осуществления предпринимательской деятельности. В течение налогового периода перенос на будущее убытков, полученных налогоплательщиками, осуществляющими дилерскую деятельность на рынке ценных бумаг, в соответствующем отчетном периоде текущего налогового периода, может быть осуществлен в пределах суммы прибыли, полученной от осуществления предпринимательской деятельности.

В соответствии с пунктом 6 статьи 271 НК РФ по договорам займа и иным аналогичным договорам (иным долговым обязательствам, включая ценные бумаги), срок действия которых приходится более чем на один отчетный период, в целях настоящей главы доход признается полученным и включается в состав соответствующих доходов на конец соответствующего отчетного периода; а в случае прекращения действия договора (погашения долгового обязательства) до истечения отчетного периода доход признается полученным и включается в состав соответствующих доходов на дату прекращения действия договора (погашения долгового обязательства), - для организаций, определяющих налогооблагаемую прибыль по методу начисления.

В соответствии с пунктом 2 статьи 273 НК РФ датой получения дохода признается день поступления средств на счета в банках и (или) в кассу, поступления иного имущества (работ, услуг) и (или) имущественных прав, а также погашение задолженности перед налогоплательщиком иным способом, - для организаций, определяющих налогооблагаемую прибыль по кассовому методу.

При получении облигаций безвозмездно оценка доходов для расчета налогооблагаемой прибыли осуществляется исходя из рыночных цен, определяемых с учетом положений статьи 40 НК РФ.

В соответствии с пунктом 1 ст. 284 НК РФ по всем вышеуказанным доходам применяется ставка налога в 24 процента, сумма налога, исчисленная по налоговой ставке в размере 6,5 процентов, зачисляется в федеральный бюджет, сумма налога, исчисленная по налоговой ставке в размере 17,5 процентов, зачисляется в бюджеты субъектов РФ.

Налоговая база, на основании которой рассчитывается налог на прибыль юридического лица, исчисляется на основании данных налогового учета (ст.313 НК РФ).

2. Для юридических лиц, иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ.

В соответствии со ст. 307 НК РФ объектом налогообложения для иностранных организаций, осуществляющих деятельность в РФ через постоянное представительство, признаются в том числе доходы от источников в РФ, указанные в п. 1 ст. 309 НК РФ, относящиеся к постоянному представительству.

В соответствии со ст. 309 НК РФ к доходам иностранной организации от источников в РФ, подлежащим обложению налогом, удерживаемым у источника выплаты доходов, относится процентный доход от долговых обязательств любого вида, включая облигации с правом на участие в прибылях и конвертируемые облигации.

В соответствии с порядком, установленным НК РФ исчисление и удержание суммы налога с доходов, выплачиваемых иностранным организациям, производится налоговым агентом по всем видам доходов, перечисленных в пункте 1 статьи 309 Кодекса, в том числе и с доходов, по размещаемым облигациям и от реализации облигаций или ином их выбытии, во всех случаях выплаты таких доходов. Исключением является случай, когда налоговый агент уведомлен получателем дохода, что выплачиваемый доход относится к постоянному представительству получателя дохода в РФ, о чем в распоряжение налогового агента предоставляется нотариально заверенная копия свидетельства о постановке на учет в налоговых органах (п.2 статьи 310 НК РФ). В этом случае юридическое лицо, осуществляющее деятельность через постоянное представительство, уплачивает налог на доходы самостоятельно.

Юридические лица - иностранные организации, не осуществляющие деятельность через постоянное представительство в Российской Федерации или не предоставившие копию свидетельства и получающие доходы от источников в Российской Федерации, подлежат обложению налогом, удерживаемым у источника выплаты доходов (основание - ст. 309 НК РФ).

В этом случае ставка налога, удерживаемого эмитентом либо покупателем облигаций (налоговые агенты) с иностранной организации, составляет 20% (основание - ст. 284 и 310 НК РФ).

В случае если международными соглашениями РФ с государством, резидентом которого является иностранная организация, установлены иные правила, применяются эти иные правила. При этом налог с доходов иностранной организации не удерживается источником выплаты дохода при условии, если иностранная организация предоставит ему подтверждение о своем месте нахождения в иностранном государстве, с которым РФ имеет соответствующее соглашение об избежании двойного налогообложения. Такое подтверждение должно быть заверено компетентным органом соответствующего иностранного государства (основание - ст. 312 НК

РФ).

II. Порядок и условия обложения физических лиц (как являющихся налоговыми резидентами РФ, так и не являющимися таковыми, но получающих доходы от источников в РФ) налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента ценных бумаг, и доходы от реализации в РФ или за ее пределами ценных бумаг, определены нормами главы 23 НК РФ.

1. Порядок и условия налогообложения физических лиц, являющихся налоговыми резидентами РФ налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации облигаций:

В соответствии со ст. 208 НК РФ к налогооблагаемым доходам физических лиц относятся, в том числе, проценты, полученные от российской организации, а также доходы от реализации прав требования к российской организации и иного имущества, находящегося в РФ и принадлежащего физическому лицу.

По всем налогооблагаемым доходам по облигациям ставка налога для физического лица - резидента РФ составляет 13% (основание - п.1 ст. 224 НК РФ).

Налоговым периодом в соответствии со ст. 216 НК РФ признается календарный год.

На основании ст. 226 НК РФ российские организации-эмитенты признаются налоговыми агентами и обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную с сумм подлежащих выплате налогоплательщику процентов по облигациям. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога. Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате. Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика.

Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме.

Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном настоящей статьей порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога за физических лиц.

В соответствии со ст. 212 НК РФ при получении налогоплательщиком дохода в виде материальной выгоды, полученной от приобретения ценных бумаг (то есть при покупке облигаций

по цене ниже рыночной), налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение. Порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг (в настоящее время данный порядок установлен Распоряжением ФКЦБ РФ № 1087-р от о5.10.98).

Налог с материальной выгоды исчисляется физическим лицом самостоятельно и указывается в ежегодной налоговой декларации, подаваемой в налоговую инспекцию по месту жительства в срок не позднее 30 апреля года следующего за годом получения дохода (основания - ст. ст. 212, 228, 229 НК РФ).

При покупке облигаций по рыночной цене - налогооблагаемого дохода не возникает, соответственно отсутствует обязанность уплачивать налог на доходы.

В соответствии со ст. 214.1. НК РФ налоговая база определяется отдельно по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг и по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг.

Согласно п. 3 ст. 214.1. НК РФ доход (убыток) по операциям купли - продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков. Доход (убыток) по операциям купли - продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли - продажи в предусмотренном пунктом 3 ст. 214.1. НК РФ порядке.

К указанным расходам относятся:

- *суммы, уплачиваемые продавцу в соответствии с договором;*
- *оплата услуг, оказываемых депозитарием;*
- *комиссионные отчисления профессиональным участникам рынка ценных бумаг;*
- *биржевой сбор (комиссия);*
- *оплата услуг регистратора;*
- *другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.*

Доход (убыток) по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли - продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка РФ.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (под которыми в целях главы 23 НК РФ относятся ценные бумаги, допущенные к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги, в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым пп. 1 п. 1 ст. 220 НК РФ. То есть его облагаемая база определяется как сумма, полученная от продажи облигаций, уменьшенная на фиксированный имущественный вычет в размере 125 000 рублей по доходу за календарный год, в случае если облигации находились в собственности этого физического лица до 3-х лет, и в сумме, полученной налогоплательщиком при продаже указанного имущества, если облигации находились в собственности этого физического лица 3 года и более. Вместо использования права на получение имущественного налогового вычета налогоплательщик вправе уменьшить сумму своих облагаемых налогом доходов на сумму фактически произведенных им и документально подтвержденных расходов, связанных с получением этих доходов, за исключением реализации налогоплательщиком принадлежащих ему ценных бумаг.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего, управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

Согласно п. 4. ст. 214.1. НК РФ налоговая база по операциям купли - продажи ценных бумаг определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами. Доход (убыток) по операциям купли - продажи ценных бумаг определяется в соответствии с пунктом 3 ст. 214.1. НК РФ.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли - продажи ценных бумаг данной категории. Доход по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

При совершении операций с ценными бумагами доверительным управляющим существуют следующие особенности налогообложения:

- В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде процентов по облигациям), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным

управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

Налоговая база по операциям купли - продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, определяемого в соответствии со статьей 214.1. НК РФ, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям с учетом положений статьи 214.1. НК РФ. Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг). При осуществлении выплат из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 ст. 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со ст. 228 НК РФ, то есть налогоплательщики самостоятельно исчисляют суммы налога, подлежащие уплате в соответствующий бюджет, в порядке, установленном ст. 225 НК РФ, и обязаны представить в налоговый орган по месту своего учета соответствующую налоговую декларацию.

Согласно ст. 225 НК РФ сумма налога при определении налоговой базы в соответствии с п. 3 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 ст. 224 НК РФ (то есть 13 процентам), процентная доля налоговой базы. Налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов.

Общая сумма налога, подлежащая уплате в соответствующий бюджет, исчисленная исходя из налоговой декларации, уплачивается по месту жительства налогоплательщика в срок не позднее 15 июля года, следующего за истекшим налоговым периодом.

2. Порядок и условия обложения физических лиц, не являющихся налоговыми резидентами РФ,

налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации в РФ или за ее пределами ценных бумаг. Согласно п. 3 ст. 224 НК РФ налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ.

В соответствии с п. 4 ст. 224 НК РФ для доходов, в отношении которых предусмотрена данная налоговая ставка, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению. При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

Сумма налога при определении налоговой базы в соответствии с п. 4 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы (основание - абз. 2 п. 1 ст. 225 НК РФ).

Статьей 215 НК РФ определены особенности определения доходов отдельных категорий иностранных граждан, действующие в случаях, если законодательством соответствующего иностранного государства установлен аналогичный порядок в отношении лиц, указанных в пп. 1 - 3 п. 1 данной статьи, либо если такая норма предусмотрена международным договором (соглашением) Российской Федерации.

На основании указанной статьи не подлежат налогообложению доходы:

1) глав, а также персонала представительств иностранного государства, имеющих дипломатический и консульский ранг, членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации, за исключением доходов от источников в Российской Федерации, не связанных с дипломатической и консульской службой этих физических лиц;

2) административно - технического персонала представительств иностранного государства и членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, за исключением доходов от источников в Российской Федерации, не связанных с работой указанных физических лиц в этих представительствах;

3) обслуживающего персонала представительств иностранного государства, которые не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, полученные ими по своей службе в представительстве иностранного государства;

4) сотрудников международных организаций - в соответствии с уставами этих организаций.

Перечень иностранных государств (международных организаций), в отношении граждан (сотрудников) которых применяются нормы указанной статьи, определяется федеральным органом исполнительной власти, регулирующим отношения Российской Федерации с иностранными государствами (международными организациями) совместно с Министерством Российской Федерации по налогам и сборам.

Согласно п. 3 ст. 229 НК РФ, при прекращении в течение календарного года иностранным физическим лицом деятельности, доходы от которой подлежат налогообложению, и выезде его за пределы территории Российской Федерации налоговая декларация о доходах, фактически полученных за период его пребывания в текущем налоговом периоде на территории Российской Федерации должна быть представлена им не позднее, чем за один месяц до выезда за пределы территории Российской Федерации. Уплата налога, доначисленного по налоговым декларациям, порядок представления которых определен настоящим параграфом, производится не позднее, чем через 15 дней с момента подачи такой декларации.

Для освобождения от налогообложения, получения налоговых вычетов или налоговых привилегий налогоплательщик должен представить в налоговые органы Министерства Российской Федерации по налогам и сборам официальное подтверждение того, что он является резидентом государства, с которым Российская Федерация заключила действующий в течение соответствующего налогового периода (или его части) договор (Соглашение) об избежании двойного налогообложения. Такое подтверждение может быть представлено как до уплаты налога или авансовых платежей по налогу, так и в течение одного года после окончания того налогового периода, по результатам которого налогоплательщик претендует на получение освобождения от налогообложения, налоговых вычетов или привилегий (статья 232 НК РФ).

Если налогоплательщиком (как юридическим лицом, так и физическим лицом; как резидентом, так и нерезидентом) были приобретены в собственность (в том числе получены на безвозмездной

основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг (данное дополнение было внесено в ст. 214.1 Налогового кодекса, вступает в силу по истечении одного месяца со дня его официального опубликования - 08.05.2003, и его действие распространяется на правоотношения, возникшие с 01.01.2003 г.).

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций	**Обыкновенные**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,009318***	***0,00660106***	***0,00858138***	***0,0128721***	***0,013773***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 805***	***79 287 989***	***103 074 400***	***154 610 764***	***165 433 037***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002 г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г.	В течение финансового года, начиная с 1.07.2003г.	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***21 019 305***	***78 972 380***	***101 509 368***	***153 214 127***	***49 248 027***
Категория, тип акций	**Привилегированные типа А**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год

Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	*0,027954*	*0,01190046*	*0,03841305*	*0,0161056*	*0,017792*
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	*24 940 575*	*46 511 992*	*150 134 347*	*62 949 013*	*69 538 609*
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003 г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г	В течение финансового года, начиная с 1.07.2003г	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	*23 432 624*	*44 952 514*	*141 777 386*	*60 718 594*	*10 293 168*

Причиной неполной выплаты дивидендов за рассматриваемые периоды является наличие акционеров, у которых не полностью указаны либо отсутствуют реквизиты для выплаты дивидендов.

За период с 2001 по 2003 г.г. доход по облигациям не выплачивался.

2004 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (16.01.2004г.) – в размере 110 619 000 руб.;

- за 2-ой купонный период (16.07.2004г.) – в размере 110 619 000 руб.

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

2005 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 3-ий купонный период (14.01.2005г.) – в размере 110 619 000 руб.;

- за 4-ый купонный период (15.07.2005г.) – в размере 110 619 000 руб.;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***

Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (06.01.2005г.) – в размере 124 660 000 руб.;

- за 2-ой купонный период (07.07.2005г.) – в размере 124 660 000 руб.;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***

Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***

Количество облигаций выпуска: ***3 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 1-ый купонный период (28.10.2005г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

9 месяцев 2006г.:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 5-ый купонный период (13.01.2006г.) – в размере 110 619 000 руб.;***
- ***за 6-ой купонный период (14.07.2006г.) – в размере 110 619 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***

Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 3-ий купонный период (10.01.2006г.) – в размере 124 660 000 руб.***
- ***за 4-ый купонный период (06.07.2006г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***

Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***

Количество облигаций выпуска: ***3 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 2-ой купонный период (28.04.2006г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 1-ый купонный период (23.03.2006г.) – в размере 78 280 000 руб.;***
- ***за 2-ой купонный период (21.09.2006г.) – в размере 78 280 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***156 560 000 руб.***

8.10. Иные сведения.

Иных сведений нет.

ПРИЛОЖЕНИЕ 1

Квартальная бухгалтерская отчетность ОАО «Сибирьтелеком»
за 9 месяцев 2006 года

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	0710001
на	30 сентября 2006 года	Дата (год, месяц, число)	2006.09.30
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Адрес: 630099 г.Новосибирск ул. М.Горького,53

Дата утверждения	
Дата отправки (принятия)	

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	748	794
Основные средства		120	120	20 205 221	19 183 674
Капитальные вложения		130	130	826 056	2 077 420
Доходные вложения в материальные ценности		135	135		
Долгосрочные финансовые вложения		140	**140**	1 016 371	1 115 356
в том числе:					
инвестиции в дочерние общества			141	731 257	790 300
инвестиции в зависимые общества			142	4 546	4 850
инвестиции в другие организации			143	67 307	108 135
прочие долгосрочные финансовые вложения			144	213 261	212 071
Отложенные налоговые активы		145	145	279 626	80 530
Прочие внеоборотные активы		150	150	1 980 169	2 583 454
Итого по разделу I		190	**190**	24 308 191	25 041 228

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
II.ОБОРОТНЫЕ АКТИВЫ Запасы		210	**210**	634 868	668 697
в том числе: сырье, материалы и другие аналогичные ценности		211	211	463 026	520 683
затраты в незавершенном производстве(издержках обращения)		213	213	134	25
готовая продукция и товары для перепродажи		214	214	29 922	25 170
товары отгруженные		215	215	30	290
расходы будущих периодов		216	216	141 742	122 515
прочие запасы и затраты		217	217	14	14
Налог на добавленную стоимость по приобретенным ценностям		220	220	1 482 746	716 968
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	109 671	97 492
в том числе: покупатели и заказчики		231	231	24 664	4 941
авансы выданные			232		6 373
прочие дебиторы			233	85 007	86 178
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 226 728	2 766 812
в том числе: покупатели и заказчики		241	241	1 789 159	2 018 873
авансы выданные			242	122 399	320 522
прочие дебиторы			243	315 170	427 417
Краткосрочные финансовые вложения		250	250	5 090	7 760
Денежные средства,		260	260	399 688	742 831
Прочие оборотные активы		270	270	878	1 405
Итого по разделу II		290	**290**	4 859 669	5 001 965
БАЛАНС (сумма строк 190+290)		300	**300**	29 167 860	30 043 193

ПАССИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
III. КАПИТАЛ И РЕЗЕРВЫ Уставный капитал		410	410	2 387 973	2 387 973

Добавочный капитал		420	420	1 874 566	1 834 295
Резервный капитал		430	430	119 399	119 399
Собственные акции, выкупленные у акционеров		411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет		470	460	6 721 202	6 526 501
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	470	X	2 272 809
Итого по разделу III		490	**490**	11 103 140	13 140 977
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		510	**510**	8 652 724	9 245 604
в том числе:					
кредиты			511	1 651 419	2 245 604
займы			512	7 001 305	7 000 000
Отложенные налоговые обязательства		515	515	489 654	512 268
Прочие долгосрочные обязательства		520	520	930 834	502 428
Итого по разделу IV		590	**590**	10 073 212	10 260 300
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		610	**610**	3 268 101	3 040 060
в том числе:					
кредиты			611	1 116 181	791 787
займы			612	2 151 920	2 248 273
Кредиторская задолженность,		620	**620**	3 621 611	3 211 350
в том числе:					
поставщики и подрядчики		621	621	2 033 143	1 829 233
авансы полученные		625	622	385 838	369 822
задолженность перед персоналом организации		622	623	147 932	237 946
задолженность перед государственными внебюджетными фондами		623	624	75 145	97 026
задолженность по налогам и сборам		624	625	413 261	325 371
прочие кредиторы		625	626	566 292	351 952
Задолженность участникам (учредителям) по выплате доходов		630	630	36 915	196 166
Доходы будущих периодов		640	640	114 424	108 406
Резервы предстоящих расходов		650	650	950 457	85 934
Прочие краткосрочные обязательства		660	660		
Итого по разделу V		690	**690**	7 991 508	6 641 916
БАЛАНС (сумма строк 490+590+690)		700	**700**	29 167 860	30 043 193

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показа-теля	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	993 839	736 795
в том числе по лизингу		911	911	619 203	311 368
Товарно-материальные ценности, принятые на ответственное хранение		920	902	49 124	144 581
Товары, принятые на комиссию		930	903	16 434	11 193
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	592 741	652 426
Обеспечения обязательств и платежей полученные		950	905	18 696	9 254
Обеспечения обязательств и платежей выданные		960	906	3 412 709	3 817 173
Износ жилищного фонда		970	907	3 843	2 965
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908		
Средства оплаты услуг связи			909	133 659	147 022

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	11 217 564	13 249 383

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	**0710002**
за	**за 9 месяцев 2006 года**	Дата (год, месяц, число)	2006.09.30
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	**эл.связь**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

Наименование показателя	Пояснения	Код показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)		010	010	16 597 132	15 717 029
в том числе от продажи: услуг связи			011	15 678 034	15 400 926
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(12 460 920)	(12 878 640)
в том числе: услуг связи			021	(11 956 081)	(12 714 618)
Прибыль (убыток) от продаж (строки 010 - 020)		050	**050**	4 136 212	2 838 389
II. ОПЕРАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	26 243	41 529
Проценты к уплате		070	070	(881 718)	(789 396)
Доходы от участия в других организациях		080	080	373 163	145 706
Прочие операционные доходы		090	090	342 827	87 115
Прочие операционные расходы		100	100	(624 290)	(571 871)

III. ВНЕРЕАЛИЗАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Внереализационные доходы		120	120	239 391	157 557
Внереализационные расходы		130	130	(562 920)	(650 913)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100+120-130)		140	**140**	3 048 908	1 258 116
Расходы по налогу на прибыль (строки -151+/-152+/-153) в том числе:			**150**	(774 113)	(432 890)
отложенные налоговые обязательства		142	151	(22 614)	(25 843)
отложенные налоговые активы		141	152	(199 096)	(91 738)
Текущий налог на прибыль		150	153	(552 403)	(315 309)
Прибыль (убыток) от обычной деятельности (строки 140-150)			**160**	2 274 795	825 226
IV. ЧРЕЗВЫЧАЙНЫЕ ДОХОДЫ И РАСХОДЫ					
Чрезвычайные доходы			170	542	140
Чрезвычайные расходы			180	(2 528)	(1 186)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)		190	**190**	2 272 809	824 180
СПРАВОЧНО					
Условный расход /доход по налогу на прибыль			201	(731 261)	(301 697)
Постоянные налоговые обязательства		200	202	(199 514)	(298 972)
Постоянные налоговые активы		200	203	156 662	167 779

Наименование показателя	**Пояснения**	**Код показателя**	**Код строки**	**За отчетный период**	**За аналогичный период прошлого года**
1	**1а**	**2**	**2а**	**3**	**4**
Базовая прибыль (убыток) на акцию			301	X	X
Разводненная прибыль (убыток) на акцию			302	X	X

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
			прибыль	убыток	прибыль	убыток
1	1а	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	3 596	(507)	5 270	(426)
Прибыль (убыток) прошлых лет		402	48 725	(95 584)	67 287	(118 790)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств		403	6 287	(1 042)	3 897	(544)
Курсовые разницы по операциям в иностранной валюте		404	9 890	(2 310)	10 343	(4 202)
Отчисления в оценочные резервы		405	154 736	(88 630)	67 753	(134 499)
Списание дебиторских и кредиторских задолженностей		406	10 325	(10 226)	10 053	(7 444)

II-2

Summary
of the Quarterly Report of Sibirtelecom OJSC for 2nd Quarter 2006
(the "Quarterly Report")

The Quarterly Report contains certain basic information about Sibirtelecom OJSC (the "**Issuer**"):

- Full name: Sibirtelecom Open Joint-Stock Company;
- Address: 53, M. Gorky St., Novosibirsk, Russia;
- Date of state registration: 30 May, 1994; number of state registration certificate: ГР 1161.

The Quarterly Report includes information concerning the Issuer's accountant, financial counselors, members of the Issuer's management bodies, including financial control bodies, as well as information regarding Issuer's employees and a full list of Issuer's bank accounts. The Issuer's accountant is KPMG CJSC. Financial counselor is Federal Fund Corporation OJSC and Investment Company AVK CJSC.

The Quarterly Report provides certain information about Issuer's financial activity and position in Q2 2006. Market capitalization of the Issuer as calculated on the basis of the market value of common and preferred shares as of the end of Q2 2006 stood at RUR 26,102,059,913. The total number of Issuer's common registered shares as at that date was 12,011,401,829.

Full text of Q2 2006 quarterly financial statements and profit and losses statements are enclosed herewith.

The Quarterly Report includes detailed information about Issuer's position in the telecommunications industry. On the local communications market and the mobile telecommunications market the Issuer remains the largest operator in the Siberian region.

The Issuer's long-term goals are to maintain leading positions in the markets of fixed-line local, long-distance telephony and the markets of Internet services and data transfer in all regions of the Issuer's service area and to achieve more active expansion of the Issuer affiliates on the mobile communication market.

The Issuer's authorized and paid in capital as at the end of Q2 2006 stood at RUR 2,387,973,276.45.

The key shareholders of the Issuer are:

- Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital);
- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Nonprofit Partnership National Depositary Center owning 17.23%, 10.3% and 8.68% of all company's shares respectively.

According to the Quarterly Report, during Q2 2006 the Issuer related party transaction in the aggregate amount of RUR 143,930,000.

Further, the Quarterly Report comprises information concerning the Issuer's shares and previous issue of securities. No issue of securities by the Issuer took place during the reporting period.

Full text of the Quarterly Report in Russian is enclosed herewith.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество «Сибирьтелеком»

Код эмитента: 00195-А

за II квартал 2006 года

Место нахождения: Россия, г. Новосибирск, ул. М. Горького, 53

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ___ августа 2006г.	____________ подпись	____________ А.И. Никулин
И.о. главного бухгалтера (на основании приказа от 21.07.2006г. № ОК-148) ___ августа 2006г.	____________ подпись М.П.	____________ А.С. Ситников

Контактное лицо: начальник отдела ценных бумаг и работы с акционерами – Банникова Людмила Григорьевна
Телефон: (383) 219-11-95 Факс: (383) 223-54-45
Адрес страницы в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете: www.sibirtelecom.ru/investor/archot.php

Введение 6

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет. 9

1.1. Лица, входящие в состав органов управления эмитента. 9

1.2. Сведения о банковских счетах эмитента. 9

1.3. Сведения об аудиторе (аудиторах) эмитента. 10

1.4. Сведения об оценщике эмитента. 11

1.5. Сведения о консультантах эмитента 11

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет. 13

II. Основная информация о финансово - экономическом состоянии эмитента. 14

2.1. Показатели финансово - экономической деятельности эмитента 14

2.2. Рыночная капитализация эмитента. 15

2.3. Обязательства эмитента. 17

2.3.1. Кредиторская задолженность. 17

2.3.2. Кредитная история эмитента. 19

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам. 21

2.3.4. Прочие обязательства эмитента. 21

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг. 22

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг. 22

2.5.1. Отраслевые риски. 22

2.5.2. Страновые и региональные риски 24

2.5.3. Финансовые риски. 26

2.5.4. Правовые риски. 28

2.5.5. Риски, связанные с деятельностью эмитента. 29

III. Подробная информация об эмитенте. 33

3.1. История создания и развитие эмитента. 33

3.1.1. Данные о фирменном наименовании эмитента. 33

3.1.2. Сведения о государственной регистрации эмитента. 33

3.1.3. Сведения о создании и развитии эмитента. 34

3.1.4. Контактная информация. 36

3.1.5. Идентификационный номер налогоплательщика. 36

3.1.6. Филиалы и представительства эмитента. 36

3.2. Основная хозяйственная деятельность эмитента. 38

3.2.1. Отраслевая принадлежность эмитента. 38

3.2.2. Основная хозяйственная деятельность эмитента. 38

3.2.3. Основные виды продукции (работ, услуг). 39

3.2.4. Сырье (материалы) и поставщики эмитента. 41

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента. 41

3.2.6. Сведения о наличии у эмитента лицензий. 43

3.2.7. Совместная деятельность эмитента. 45

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, управляющими компаниями или страховыми организациями 45

3.2.9. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых 45

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи. 45

3.3. Планы будущей деятельности эмитента. 65

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях. 66

3.5. Дочерние и зависимые хозяйственные общества эмитента. 68

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента. 84

3.6.1. Основные средства. 84

IV. Сведения о финансово - хозяйственной деятельности эмитента 87

4.1. Результаты финансово - хозяйственной деятельности эмитента. 87

4.1.1. Прибыль и убытки. 87

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности. 88

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств. 88

4.3. Размер и структура капитала и оборотных средств эмитента. 89

4.3.1. Размер и структура капитала и оборотных средств эмитента. 89

4.3.2. Финансовые вложения эмитента. 90

4.3.3. Нематериальные активы эмитента. 92

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований 93

4.5. Анализ тенденций развития в сфере основной деятельности эмитента. 94

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента. 101

5.1. Сведения о структуре и компетенции органов управления эмитента. 101

5.2. Информация о лицах, входящих в состав органов управления эмитента. 107

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента. 123

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента. 124

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента. 125

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента. 128

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента. 129

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента. 129

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность 130

6.1. Сведения об общем количестве акционеров (участников) эмитента. 130

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций. 130

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции"). 131

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента. 132

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций. 132

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность. 133

6.7. Сведения о размере дебиторской задолженности. 134

VII. Бухгалтерская отчетность эмитента и иная финансовая информация. 135

7.1. Годовая бухгалтерская отчетность эмитента. 135

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал. 135

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год. 135

7.4. Сведения об учетной политике эмитента. 136

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж. 136

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года. 136

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента. 136

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах....142

8.1. Дополнительные сведения об эмитенте.... 142

8.1.1. Сведения о размере, структуре уставного капитала эмитента.... 142

8.1.2. Сведения об изменении размера уставного капитала эмитента.... 144

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.... 145

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.... 145

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.... 147

8.1.6. Сведения о существенных сделках, совершенных эмитентом.... 151

8.1.7. Сведения о кредитных рейтингах эмитента.... 151

8.2 Сведения о каждой категории (типе) акций эмитента.... 152

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.... 155

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).. 155

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.... 156

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).... 175

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям. 175

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.... 175

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.... 177

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.... 177

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.... 178

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.... 198

8.10. Иные сведения.... 202

Приложение 1. Квартальная бухгалтерская отчетность ОАО «Сибирьтелеком» за 1 полугодие 2005г....203

Приложение 2. Консолидированная финансовая отчетность за год, закончившийся 31 декабря 2005 г. с заключением независимых аудиторов....211

Введение

а) Полное фирменное наименование эмитента:
Открытое акционерное общество «Сибирьтелеком» (далее – Эмитент, Общество)
Open Joint-Stock Company Sibirtelecom

Сокращенное наименование эмитента:
ОАО «Сибирьтелеком»
OJSC Sibirtelecom

б) Место нахождения эмитента:
Россия, г. Новосибирск, ул. М.Горького,53

в) Номера контактных телефонов эмитента, адрес электронной почты:
Тел.: *(383) 219-11-06; 219-11-69* Факс: *(383) 223-54-45*
Адрес электронной почты: *office@sibirtelecom.ru*

г) Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: *www.sibirtelecom.ru/investor/archot.php*

д) основные сведения о ценных бумагах Эмитента, находящихся в обращении:

1. Вид: *акции*
Форма ценных бумаг: *именные бездокументарные*
Категория: *привилегированные*
Тип акций: *А*
Количество ценных бумаг выпуска: *3 908 420 014 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *0,15 руб.*

2. Вид: *акции*
Форма ценных бумаг: *именные бездокументарные*
Категория: *обыкновенные*
Количество ценных бумаг выпуска: *12 011 401 829 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *0,15 руб.*

3. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *03*
Количество ценных бумаг выпуска: *1 530 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*

4. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *04*
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*

5. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *05*
Количество ценных бумаг выпуска: *3 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*

6. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *06*
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*

7. Вид: *облигации*
Форма ценных бумаг: *документарные на предъявителя*
Серия: *07*
Полное наименование: *документарные неконвертируемые процентные облигации на предъявителя серии 07 с обязательным централизованным хранением*
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: *1000 руб.*
Способ размещения: *открытая подписка*
Дата начала размещения, дата окончания размещения: *24 мая 2006 года*
Цена размещения: *1000 руб.*
Условия обеспечения: *Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.*
Способ обеспечения: *поручительство*
Размер и условия предоставляемого обеспечения:
общая номинальная стоимость Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также сумма, составляющая совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных процентных неконвертируемых Облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.
Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить Договор поручительства с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.
Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Эмиссионных документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.
Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Эмиссионными документами.
Приобретение Облигаций означает заключение приобретателем с Поручителем Договора поручительства, по которому Поручитель обязуется перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой. Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.
С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

е) иная информация: *отсутствует*

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

1. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров:

Персональный состав совета директоров, избранный годовым общим собранием акционеров 19 июня 2006г. (протокол № 1):

Председатель Совета директоров
Беляев Константин Владимирович, 1968 г.р.

Члены Совета директоров:
Бескоровайный Андрей Владимирович, 1958 г.р.
Ермолич Александр Аркадьевич, 1950 г.р.
Забузова Елена Викторовна, 1950 г.р.
Кузнецов Сергей Иванович, 1953 г.р.
Коваленко Геннадий Иванович, 1946 г.р.
Никулин Анатолий Иванович, 1950 г.р.
Репин Игорь Николаевич, 1966 г.р.
Ситников Сергей Георгиевич, 1949 г.р.
Статьин Владимир Анатольевич, 1959 г.р.
Чечельницкий Евгений Александрович, 1973 г.р.

Коллегиальный исполнительный орган (правление):

Председатель правления:
Никулин Анатолий Иванович, 1950 г.р.

Члены Правления:
Аржанникова Людмила Александровна, 1960 г.р.
Борзенко Иван Иванович, 1951 г.р.
Гриб Анатолий Викторович, 1961 г.р.
Гришко Николай Александрович, 1950 г.р.
Киричек Нина Ивановна, 1948 г.р.
Левин Дмитрий Николаевич, 1966 г.р.
Ноздрин Владимир Викторович, 1950 г.р.
Хвощинская Галина Ивановна, 1965 г.р.
Черникова Тамара Алексеевна, 1959 г.р.
Шейфер Александр Андреевич, 1952 г.р.

Единоличный исполнительный орган (генеральный директор):
Никулин Анатолий Иванович, 1950 г.р.

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Центральное ОСБ № 139 Сибирский банк СБ РФ***
ИНН: ***5406010739***
БИК: ***45004641***

Корреспондентский счет: *30101810500000000641*

Тип и номер счета эмитента: *расчетный 40702810144070102945*
расчетный 40702810144070103850
расчетный 40702810544070103829
расчетный 40702810144070103805
расчетный 40702810844070103804
расчетный 40702810344070103825
расчетный 40702810244070103828
расчетный 40702810544070103803
расчетный 40702810944070103827
расчетный 40702810444070103851
расчетный 40702810344070102651
расчетный 40702810744070103852

1.3. Сведения об аудиторе (аудиторах) эмитента.

Полное наименование: ***Закрытое акционерное общество «КПМГ»***
Сокращенное наименование: ***ЗАО «КПМГ»***
Место нахождения ***Российская Федерация, г. Москва, Олимпийский просп., д. 18/1, ком. 3035***
ИНН: ***7702019950***
Тел.: ***(495) 937 44 77*** Факс: ***(495) 937 44 00***

Данные о лицензии аудитора:
Номер лицензии: ***Е 003330***
Дата выдачи: ***17.01.2003***
Срок действия: ***17.01.2008***
Орган, выдавший лицензию: ***Министерство финансов РФ***

Финансовый год (годы), за который (за которые) аудитором проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента:
Аудиторская проверка бухгалтерской отчетности не проводилась в связи с избранием данного аудитора на годовом общем собрании акционеров 19 июня 2006 года.

Факторы, которые могут оказать влияние на независимость аудитора от эмитента и меры, предпринятые эмитентом и аудитором для снижения влияния указанных факторов:
Согласно статьи 12 Федерального закона «Об аудиторской деятельности» №119-ФЗ от 07.02.2001 года, аудит не может осуществляться:
1) аудиторами, являющимися учредителями (участниками) аудируемых лиц, их руководителями, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
2) аудиторами, состоящими с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности, в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов);
3) аудиторскими организациями, руководители и иные должностные лица которых являются учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;
4) аудиторскими организациями, руководители и иные должностные лица которых состоят в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов) с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;

5) аудиторскими организациями в отношении аудируемых лиц, являющихся их учредителями (участниками), в отношении аудируемых лиц, для которых эти аудиторские организации являются учредителями (участниками), в отношении дочерних организаций, филиалов и представительств указанных аудируемых лиц, а также в отношении организаций, имеющих общих с этой аудиторской организацией учредителей (участников);
6) аудиторскими организациями и индивидуальными аудиторами, оказывавшим в течение трех лет, непосредственно предшествовавших проведению аудиторской проверки, услуги по восстановлению и ведению бухгалтерского учета, а также по составлению финансовой (бухгалтерской) отчетности физическим и юридическим лицам, - в отношении этих лиц.

Факторы, которые могут оказать влияние на независимость аудитора от Эмитента: ***отсутствуют.***

Наличие долей участия аудитора (должностных лиц аудитора) в уставном капитале эмитента: ***нет.***

Предоставление заемных средств аудитору (должностным лицам аудиторов) эмитентом: ***нет.***

Наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***нет.***

Сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора: ***таких лиц нет.***

Порядок выбора аудитора эмитента:

Наличие процедуры тендера, связанного с выбором аудитора: ***такой процедуры нет.***

Процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров: ***Кандидатура аудитора предварительно утверждается Советом директоров Общества. Далее вопрос о выборе аудитора включается в повестку дня годового общего собрания акционеров. Аудитор избирается голосованием на годовом общем собрании акционеров.***
В соответствии со ст. 17 Устава общества:
Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.
Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.
Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) ***нет.***

Отсроченные и просроченные платежи за оказанные аудитором услуги: ***отсутствуют.***

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещенных эмитентом ценных бумаг, находящихся в обращении, рыночной стоимости основных средств или недвижимого имущества эмитента, оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг эмитента, оценщик ***не привлекался.***

1.5. Сведения о консультантах эмитента.

1. Полное фирменное наименование финансового консультанта на рынке ценных бумаг:
Открытое акционерное общество "Федеральная фондовая корпорация"

Сокращенное фирменное наименовании: *ОАО "Федеральная фондовая корпорация"*
Место нахождения: *119034, Россия, г. Москва, ул. Остоженка, 25*
ИНН: *7706024711*
Телефон: *(495) 737-86-30*
Факс: *(495) 737-86-32*
Номер лицензии на осуществление брокерской деятельности на рынке ценных бумаг: *077-06174-100000*
Дата выдачи лицензии на осуществление брокерской деятельности на рынке ценных бумаг: *29.08.2003*
Срок действия лицензии на осуществление брокерской деятельности на рынке ценных бумаг: *без ограничения срока действия*
Орган, выдавший указанную лицензию на осуществление брокерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Номер лицензии на осуществление дилерской деятельности на рынке ценных бумаг: *077-06178-010000*
Дата выдачи лицензии на осуществление дилерской деятельности на рынке ценных бумаг: *29.08.2003*
Срок действия лицензии на осуществление дилерской деятельности на рынке ценных бумаг: *без ограничения срока действия*
Орган, выдавший указанную лицензию на осуществление дилерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. ***оказание содействия Эмитенту при подготовке проспекта Облигаций;***
2. ***после надлежащей проверки и получения соответствующих письменных заверений Эмитента в достоверности и полноте всей информации, содержащейся в проспекте ценных бумаг, за исключением части, подтверждаемой аудитором и/или оценщиком, подписание проспекта ценных бумаг, а также документации, которая может потребоваться Эмитенту для организации обращения и, если применимо, размещения Облигаций у организаторов торговли;***
3. ***осуществление контроля за соблюдением требований федеральных законов и иных нормативных правовых актов, в том числе требований к рекламе и порядку раскрытия информации, включая мониторинг раскрытия информации на этапах эмиссии ценных бумаг, а также за соблюдением условий размещения, предусмотренных решением о выпуске Облигаций;***
4. ***после надлежащей проверки подписание отчета об итогах выпуска ценных бумаг;***
5. ***предоставление консультаций по вопросам, связанным с подготовкой решения о выпуске ценных бумаг, проспекта ценных бумаг, отчета об итогах выпуска ценных бумаг, иной документации, связанной с выпуском, размещением, организацией обращения Облигаций, а также по текущим вопросам в ходе эмиссии Облигации;***
6. ***предоставление консультаций по вопросам, связанным с подготовкой решений органов управления Эмитента, сопровождающим выпуск, размещение облигаций (решение о размещении, одобрение сделки с заинтересованностью, одобрение крупной сделки, утверждение решения о выпуске ценных бумаг, утверждение отчета об итогах выпуска ценных бумаг и пр.);***
7. ***предоставление консультаций по российскому праву по вопросам выпуска корпоративных облигаций и по требованиям законодательства о раскрытии информации при эмиссии ценных бумаг.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

2. Полное и сокращенное фирменные наименования финансового консультанта: ***Закрытое акционерное общество «Инвестиционная компания АВК», ЗАО «ИК АВК»***

Место нахождения: *191025, Санкт-Петербург, Невский пр., 102*
Номер телефона: *(812) 327 3399*
Номер факса: *(812) 237-06-50*
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***http://www.avk.ru***
Номер, дата выдачи и срок действия лицензии на осуществление профессиональной деятельности на рынке ценных бумаг, орган, выдавший указанную лицензию:
Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности № 178-03255-100000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России;
Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:
1. Подготовка документов, необходимых для государственной регистрации выпуска облигаций, в том числе:
- ***Подготовка проспекта ценных бумаг Заказчика для регистрации в ФСФР России.***
- ***Подготовка отчета об итогах выпуска облигаций Заказчика для регистрации в ФСФР России.***

2. Консультирование Заказчика по вопросам, связанным с принятием его уполномоченными органами всех решений, необходимых для организации выпуска облигаций в соответствии с законодательством Российской Федерации, раскрытия обществом информации в связи с организацией выпуска облигаций, подготовкой проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.
1.3. Консультирование Заказчика по вопросам формирования пакета документов для регистрации решения о выпуске облигаций, проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.
1.4. Предоставление Заказчику иных услуг, которые, в соответствии с действующим на дату предоставления услуги законодательством о рынке ценных бумаг должны предоставляться участниками рынка ценных бумаг, оказывающими услуги финансового консультанта на рынке ценных бумаг. В том числе Финансовый консультант предоставляет Заказчику следующие услуги:
- ***Подписание проспекта ценных бумаг Заказчика;***
- ***Осуществление проверки раскрытия Заказчиком информации об утверждении решения о выпуске облигаций на соответствие требованиям федеральных законов и нормативных правовых актов уполномоченного регистрирующего органа;***
- ***Подписание отчета об итогах выпуска облигаций.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для государственной регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Ежеквартальный отчет подписан только должностными лицами эмитента.

II. Основная информация о финансово - экономическом состоянии эмитента.

2.1. Показатели финансово - экономической деятельности эмитента

Показатели финансово-экономической деятельности эмитента:

Наименование показателя	1 кв. 2006 г.	2 кв. 2006 г.
Стоимость чистых активов эмитента, тыс. руб.	11 887 732	12 522 420
Отношение суммы привлеченных средств к капиталу и резервам, %	141	146
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	53	45
Покрытие платежей по обслуживанию долгов, %	77	87
Уровень просроченной задолженности, %	1,2	0,2
Оборачиваемость дебиторской задолженности, раз	2,05	2,01
Доля дивидендов в прибыли, %	*	*
Производительность труда, руб./чел.	130 156	134 824
Амортизация к объему выручки, %	14,5	13,4

Примечания к таблице:
* - информация не может быть представлена, т.к. выплата дивидендов осуществляется по результатам работы за год.

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.
Чистые активы рассчитаны в соответствии с порядком оценки стоимости чистых активов акционерного общества, утвержденным Приказом Минфина России № 10н и ФКЦБ России № 03-6/пз от 29 января 2003 г.

Анализ платежеспособности и уровня кредитного риска эмитента, а также финансового положения эмитента на основе экономического анализа динамики приведенных показателей:
На 01.07.06 чистые активы эмитента составляют 12 522 420 тыс. руб., увеличившись за 2-й квартал на 5,3% в связи с получением эмитентом чистой прибыли и соответствующим ростом собственного капитала.
Показатели отношения суммы привлеченных средств к сумме капитала и резервов и отношения краткосрочных обязательств к сумме капитала и резервов являются индикаторами финансовой зависимости эмитента. Чем больше эти показатели, тем выше финансовая зависимость эмитента от внешних контрагентов, но чем меньше эти показатели, тем меньше финансовый рычаг компании. В течение 2-го квартала 2006 года финансовая зависимость эмитента от внешних контрагентов незначительно возросла в части долгосрочных обязательств, но сократилась в части краткосрочных.
Уровень просроченных обязательств в течение 2-го квартала значительно сократился в результате погашения просроченной задолженности перед Внешэкономбанком, образовавшейся в 2001-2002 гг.
Оборачиваемость дебиторской задолженности в 1 квартале составляет 2,05 об., что равнозначно 44 дням. Во 2-м квартале 2006 года оборачиваемость дебиторской задолженности 2,01 об., что составляет около 45 дней. Замедление оборачиваемости дебиторской задолженности произошло в основном в силу ее увеличения по статье прочих дебиторов в связи с начислением дивидендов в пользу эмитента.
Производительность труда в 1 квартале 2006 года составляет 130,2 тыс. руб. на 1 сотрудника, во 2-м квартале – 134,8 тыс. руб.
Доля амортизации во 2-м квартале составляет 13,4%. Столь высокий уровень амортизации в выручке обусловлен тем, что эмитент функционирует в фондоемкой отрасли, доля основных средств в структуре активов эмитента составляет 63%.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента по состоянию на 31.12.2001г.:

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным акциям – ***1 442 434 021 руб.***

Количество обыкновенных акций эмитента на 31.12.2001г. - ***2 676 626 500 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,53890 руб.***

Методика определения рыночной капитализации эмитента на основании расчета рыночной цены привилегированных акций эмитента не может быть применена (через организатора торговли Некоммерческое партнерство «Фондовая биржа РТС» с привилегированными акциями эмитента в течение последних 90 торговых дней с даты определения рыночной цены было совершено менее 10 сделок).

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным и привилегированным акциям – ***1 442 434 021 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г.:

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным акциям – ***10 094 141 869 руб.***

Количество обыкновенных акций эмитента на 31.12.2002г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,84038 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по привилегированным акциям – ***1 889 486 572 руб.***

Количество привилегированных акций эмитента на 31.12.2002г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,48344 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным и привилегированным акциям - ***11 983 628 441 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г.:

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным акциям – ***11 385 007 224 руб.***

Количество обыкновенных акций эмитента на 31.12.2003г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,94785 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по привилегированным акциям – ***2 536 095 579 руб.***

Количество привилегированных акций эмитента на 31.12.2003г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,64888 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным и привилегированным акциям - ***13 921 102 802 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г.:

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным акциям – ***18 618 753 861 руб.***

Количество обыкновенных акций эмитента на 31.12.2004г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,55009 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по привилегированным акциям – ***3 990 731 339 руб.***

Количество привилегированных акций эмитента на 31.12.2004г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,02106 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным и привилегированным акциям – ***22 609 485 201 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г.:

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным акциям – ***25 835 684 536 руб.***

Количество обыкновенных акций эмитента на 31.12.2005г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,15093 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по привилегированным акциям – ***7 389 688 805 руб.***

Количество привилегированных акций эмитента на 31.12.2005г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных

[1] прежнее наименование Открытое акционерное общество «Фондовая биржа РТС»

фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,89071 руб.*

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным и привилегированным акциям – *33 225 373 341 руб.*

Рыночная капитализация эмитента по состоянию на 30.06.2006г.:

Рыночная капитализация эмитента по состоянию на 30.06.2006г., рассчитанная по обыкновенным акциям – *20 417 341 171 руб.*

Количество обыкновенных акций эмитента на 30.06.2006г. – *12 011 401 829 шт.*

Рыночная цена одной обыкновенной акции эмитента на 30.06.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,69983 руб.*

Рыночная капитализация эмитента по состоянию на 30.06.2006г., рассчитанная по привилегированным акциям – *5 684 718 742 руб.*

Количество привилегированных акций эмитента на 30.06.2006г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента на 30.06.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – *1,45448 руб.*

Рыночная капитализация эмитента по состоянию на 30.06.2006г., рассчитанная по обыкновенным и привилегированным акциям – *26 102 059 913 руб.*

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

Информация об общей сумме кредиторской задолженности Эмитента, с отдельным указанием общей суммы просроченной кредиторской задолженности:

Наименование показателя	на 30.06.2006
Общая сумма кредиторской задолженности, всего, тыс. руб. в том числе:	18 065 940
Общая сумма просроченной кредиторской задолженности, всего, тыс. руб.	30 513
в том числе	
перед бюджетом и внебюджетными фондами, тыс. руб.	-
просроченная задолженность по кредитам, тыс. руб.	9 601
просроченная задолженность по займам, тыс. руб.	-
по выпущенным эмитентом ценным бумагам (облигациям, векселям, р.), тыс. руб.	-

Основные условия просроченной кредиторской задолженности (процентная ставка, штрафные санкции, пени), предполагаемые сроки погашения:

Условия, предусмотренные в договорах, по которым на 01.07.06 числится просроченная кредиторская задолженность:

1. Договором № 1858-18М от 30.11.05, заключенным с ООО «Предприятие «Элтекс» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ

(услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.
Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в августе 2006 г.
2. Договором № 16 от 23.05.06 с ЗАО «Политрансстрой» предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг) в размере 0,05% в день за каждый день просрочки. Штрафные санкции кредитором не выставлялись.
Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в августе 2006 г.
3. Договором № 4VPN04/04 от 15.04.04 с ОАО «РТКомм.ру» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.
Причина неисполнения обязательств: несвоевременное представление счетов к оплате. Погашение задолженности предполагается в августе 2006 г.
4. Договорами № 55-10 от 01.05.05 и № 01/05-05 от 24.01.06 с ООО «Связь-Сервис» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.
Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в августе 2006 г.
5. Договором от 28.05.98 с ЗАО «Сибирская сотовая связь» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.
Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в августе 2006 г.
6. Договором № 12616 от 01.06.04 с ЗАО «Омсклайн» не предусмотрена ответственность ОАО «Сибирьтелеком» за несвоевременную оплату работ (услуг). Штрафные санкции, предусмотренные гражданским законодательством, кредитором не выставлялись.

Причина неисполнения обязательств: недостаток оборотных средств. Погашение задолженности предполагается в августе 2006 г.

Структура кредиторской задолженности Эмитента:

на 30.06.2006г.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками, руб.	1 223 205 000	621 244 000
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед персоналом организации, руб.	243 424 000	-
в том числе просроченная, руб.	-	-
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	358 339 000	5 555 000
в том числе просроченные, руб.	-	-
Кредиты, руб.	581 521 000	2 398 905 000
в том числе просроченные, руб.	-	-
Займы, всего, руб.	1 868 376 000	9 000 000 000
в том числе просроченные, руб.	-	-
в том числе облигационные займы, руб.	1 530 000 000	9 000 000 000
в том числе просроченные облигационные займы, руб.	-	-
Прочая кредиторская задолженность, руб.	1 269 737 000	495 634 000
в том числе просроченные, руб.	-	-
Итого, руб.	5 544 602 000	12 521 338 000
в том числе итого просроченная, руб.	-	-

Кредиторы, на долю которых приходится не менее 10% от общей суммы кредиторской задолженности: *отсутствуют.*

2.3.2. Кредитная история эмитента.

Наименование обязательства	Наименование кредитора (займодавца)	Сумма основного долга (руб.)	Срок кредита (займа) / срок погашения	Наличие просрочки исполнения обязательств в части выплаты суммы основного долга и/или установленных процентов, срок просрочки, дней
Облигационный займ	Юридические и физические лица	1 530 000 000	3 года / 14.07.2006	просрочка отсутствует
Облигационный займ		2 000 000 000	3 года / 05.07.2007	просрочка отсутствует
Облигационный займ		3 000 000 000	3 года / 25.04.2008	просрочка отсутствует
Облигационный займ		2 000 000 000	5 лет / 16.09.2010	просрочка отсутствует
Облигационный займ		2 000 000 000	3 года /20.05.2009	просрочка отсутствует

Исполнение обязательств по каждому выпуску облигаций, совокупная номинальная стоимость которых составляет 5 и более процентов балансовой стоимости активов эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций.

1. Полное наименование ценных бумаг: ***облигации неконвертируемые процентные документарные на предъявителя серии 03***

   Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-03-00195-А от 27.06.2003г.***

   Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

   Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***19.08.2003г.***

   Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

   Количество ценных бумаг выпуска: ***1 530 000 шт.***

   Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

   Объем выпуска ценных бумаг по номинальной стоимости: ***1 530 000 000 руб., что составляло 9,48 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

2. Полное наименование ценных бумаг: ***документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением***

   Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-04-00195-А от 13.04.2004г.***

   Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

   Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.09.2004г.***

   Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***

   Количество ценных бумаг выпуска: ***2 000 000 шт.***

   Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

   Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 9,46 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

3. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 05 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-05-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.06.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***3 000 000 000 руб., что составляло 12,04 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

4. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 06 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-06-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***03.11.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 7,09 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

5. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 07 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-07-00195-А от 27.04.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации выпуска ценных бумаг: ***27.04.2006г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляет 7,05 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации выпуска облигаций***

Наименование обязательства	**Размер основного долга, тыс.руб.**	**Дата погашения**		**Размер процентной ставки, %**	**Дата выплат**	
		план	**факт**		**план**	**факт**
Облигационный займ (серии 03)	1 530 000	14.07.2006	срок погашения не наступил	14,5	16.01.04;	16.01.04;
					16.07.04;	16.07.04;
					14.01.05;	14.01.05;
					15.07.05;	15.07.05;
					13.01.06;	13.01.06
					14.07.06.	дата выплаты не наступила
Облигационный займ (серии 04)	2 000 000	05.07.2007	срок погашения не наступил	12,5	06.01.05;	06.01.05;
					07.07.05;	07.07.05;
					10.01.06;	05.01.06
					06.07.06;	даты выплат не наступили
					04.01.07;	
					05.07.07.	

Облигационный займ (серии 05)	3 000 000	25.04.2008	срок погашения не наступил	9,2	28.10.05; 28.04.06; 27.10.06; 27.04.07; 26.10.07; 25.04.08.	28.10.05; 28.04.06. даты выплат не наступили
Облигационный займ (серии 06)	2 000 000	16.09.2010	срок погашения не наступил	7,85 ставку по 7-10 купонам определяет совет директоров	23.03.06; 21.09.06; 22.03.07; 20.09.07; 20.03.08; 18.09.08; 19.03.09; 17.09.09; 18.03.10; 16.09.10.	23.03.06 даты выплат не наступили
Облигационный займ (серии 07)	2 000 000	20.05.2009	срок погашения не наступил	8,65	22.11.06; 23.05.07; 21.11.07; 21.05.08; 19.11.08; 20.05.09.	даты выплат не наступили

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Информация об общей сумме обязательств эмитента из предоставленного им обеспечения и общей сумме обязательств третьих лиц, по которым эмитент предоставил третьим лицам обеспечение, в том числе в форме залога или поручительства, за 2 квартал 2006г:

	на 30.06.2006г.
Общая сумма обязательств Эмитента из предоставленного им обеспечения, тыс. руб.	3 122 118
в т.ч. в форме залога, тыс. руб.	2 114 401
в форме поручительства, тыс. руб.	1 007 717
Общая сумма обязательств третьих лиц, по которым Эмитент предоставил третьим лицам обеспечение, тыс. руб.	1 007 717
в т.ч. в форме залога, тыс. руб.	-
в форме поручительства, тыс. руб.	1 007 717

Информация о каждом из обязательств эмитента из обеспечения, предоставленного во 2 квартале 2006г. третьим лицам, в том числе в форме залога или поручительства, составляющем не менее 5 процентов от балансовой стоимости активов эмитента за последний завершенный отчетный квартал:

Такие обязательства отсутствуют.

2.3.4. Прочие обязательства эмитента.

Не имеет места.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Основным направлением использования финансовых ресурсов, получаемых от размещения облигаций эмитента серии 07, является рефинансирование задолженности по ранее привлеченным заемным средствам. Кроме того, часть средств, полученных от размещения облигаций, направляются на финансирование инвестиционной программы ОАО «Сибирьтелеком».

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг.

2.5.1. Отраслевые риски.

Влияние возможного ухудшения ситуации в отрасли эмитента на его деятельность и исполнение обязательств по ценным бумагам:

Ухудшение ситуации в отрасли деятельности Эмитента может негативным образом сказаться на уровне его доходов и издержек и, в целом, на его финансовом положении, а также на его способности своевременно и в полном объеме отвечать по своим обязательствам.

Уровень конкуренции на российском рынке телекоммуникационных услуг стремительно растет. Наблюдается ослабление рыночных позиций услуг фиксированной телефонной связи за счет роста рынка услуг сотовой связи.

Федеральный закон "О связи", вступивший в силу 1 января 2004 года, создает условия для развития конкурентного рынка в отрасли и повышения прозрачности деятельности операторов связи. Новый Закон устанавливает правовые основы деятельности в области связи, определяет полномочия органов государственной власти в области связи, а также права и обязанности лиц, участвующих в указанной деятельности или пользующихся услугами связи.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. Существует некоторый риск замедления темпов роста тарифов на местную связь.

Наиболее значимые, по мнению эмитента, возможные изменения в отрасли на внутреннем и внешнем рынках:

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими факторами:

- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;

- общим падением объемов производства и снижением темпов экономического роста;

- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;

- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;

- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

Эмитент не осуществляет деятельность на внешнем рынке.

С 01.01.05 г. вступила в силу ст. 47 ФЗ "О связи" (№ 126-ФЗ от 18.06.03), положения которой изменили существующий ранее порядок предоставления гражданам льгот при пользовании услугами связи, в соответствии с которым операторы связи выставляли счета данной категории пользователей за вычетом суммы льготы с последующей компенсацией от

бюджетов соответствующего уровня. Взыскание задолженности из бюджетов соответствующего уровня было весьма проблематичным. Новый порядок предусматривает обязанность граждан, которым предоставлены льготы в оплате услуг связи, вносить плату за оказанные им услуги связи в полном объеме, с последующей компенсацией произведенных ими расходов непосредственно за счет средств бюджета соответствующего уровня.

В апреле 2005 года Постановлением правительства РФ были утверждены правила формирования и расходования средств резерва универсального обслуживания. Согласно этим правилам, начиная с мая 2005 года, операторы связи обязаны ежеквартально перечислять средства в указанный резерв, в размере 1,2 процента средств, размер которых рассчитывается как разность между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Средства резерва расходуются в установленном порядке, предусмотренном для возмещения убытков, причиняемых в связи с оказанием универсальных услуг связи.

Риски, связанные с возможным изменением цен на продукцию и/или услуги эмитента на внутреннем и внешнем рынках, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет экспорт товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

На коммерческую деятельность Эмитента оказывают существенное воздействие колебания цен на услуги связи, продажи которых целиком формируют доходы Эмитента.

Вероятные неблагоприятные тенденции в экономике и ухудшение экономических условий в России может повлечь за собой необходимость увеличения стоимости услуг Эмитента для сохранения прибыльности его деятельности, а также уменьшение деловой активности потребителей продукции Эмитента что, соответственно, вызовет снижение их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги Эмитента. В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение, ликвидность Эмитента.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. В частности, в рамках реформы ценообразования услуг связи предполагается повышение тарифов на местную телефонную связь и уход от субсидирования услуг местной связи со стороны услуг дальней связи. Работа в рамках изменения тарифной политики проводится совместно холдингом ОАО «Связьинвест», Министерством информационных технологий и связи РФ и Федеральной антимонопольной службой.

В соответствии с действующим законодательством, тарифы на услуги операторов, признанных естественными монополистами, подлежат регулированию антимонопольными органами РФ. В соответствии с Федеральным законом от 17.08.1995 № 147-ФЗ (ред. от 29.06.2004) «О естественных монополиях», межрегиональные компании связи являются естественными монополистами, и их деятельность подлежит регулированию со стороны антимонопольных органов.
Изменение тарифов на услуги операторов - естественных монополистов требует согласования с антимонопольными органами РФ, и поэтому, может отставать от изменения реальной экономической ситуации и изменения затрат оператора. Таким образом, для естественных монополистов существует риск несвоевременного изменения тарифов, что уменьшает их конкурентоспособность и может отрицательно повлиять на рентабельность деятельности.

Риски, связанные с изменением цен на сырье, услуги, используемые эмитентом в своей деятельности на внутреннем и внешнем рынке, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет импорт сырья, товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

В 2006 году отношения между Эмитентом и ОАО «Ростелеком» изменились. Услуги в части международной и междугородной телефонной связи оказывает конечным пользователям ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком».

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи.

Кроме того между Эмитентом и ОАО «Ростелеком» заключен договор (в новой редакции) о присоединении сетей электросвязи, в соответствии с которым Эмитент предоставляет ОАО «Ростелеком» услуги по пропуску трафика и получает от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Цены на услуги по присоединению и пропуску регулируются государством.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Общества.

В целом, влияние отраслевых рисков на деятельность Эмитента оценивается как умеренное, так как в результате объединения у ОАО «Сибирьтелеком» появилась возможность использовать единую инфраструктуру и технические средства в пределах Сибирского федерального округа России.

С 1 января 2006 года вступил в силу ряд нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, которые потребуют внесения изменений в структуру взаимоотношений между операторами связи, а также между операторами связи и пользователями.

Кроме того, операторы связи обязаны привести свои сети в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

При оценке изменений финансового результата в части межоператорских взаимоотношений необходимо учитывать, что при осуществлении организационно – технического взаимодействия сетей электросвязи разных операторов, при предоставлении ими услуг конечным пользователям/абонентам, у Общества возникают как доходы, так и расходы. Эмитент полагает, что утвержденная Приказом ФСТ России от 20.12.05 №733-С/7 компенсационная надбавка к цене за услуги местного и зонового инициирования вызова для Общества позволит сохранить финансовый результат «перекрестного субсидирования» нерентабельных услуг местной связи.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Предполагаемые действия эмитента в случае возможного ухудшения ситуации в отрасли:
В случае негативного развития ситуации Эмитент планирует:
- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу Общества;
- скорректировать ценовую и маркетинговую политику Общества;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период:

Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде. Проведенные выборы в государственную Думу и результаты проведенных 14 марта 2004 г. выборов Президента России позволяют с большой долей уверенности прогнозировать продолжение проводимых в стране экономических, правовых и других реформ. Показательным является то, что 25 октябре 2005 года ведущее мировое рейтинговое агентство Moody's Investor Service повысило рейтинг Российской Федерации на одну ступень – до уровня Baa2.

15.12.2005 г. второе ведущее мировое рейтинговое агентство Standard & Poor's также осуществило повышение рейтинга России по обязательствам в иностранной валюте до уровня BBB, а по обязательствам в национальной валюте - до BBB+.

Основными факторами возникновения страновых политических рисков являются:

- ***несовершенство законодательной базы, регулирующей экономические отношения;***
- ***недостаточная эффективность судебной системы;***
- ***неустойчивое положение властных структур в субъектах Российской Федерации;***
- ***неопределенность в образовании уполномоченными государственными органами тарифов.***

К региональным политическим рискам в первую очередь относится смена политического курса в Сибирском регионе, приход к власти радикальной оппозиции, что имело бы негативное выражение в виде политической нестабильности в регионе.

Ухудшение экономической ситуации в Сибирском регионе может произойти в случае существенных изменений в экономической ситуации в России, включая резкие изменения курса национальной валюты, что может повлечь за собой сокращение числа действующих в регионе предприятий промышленности и сельского хозяйства всех форм собственности, рост безработицы, снижение платежеспособного спроса населения.

Результатом негативного развития событий в стране и регионе деятельности Эмитента стала бы необходимость приостановления реализации инвестиционной программы Эмитента, сокращение прироста объемов услуг связи, предоставляемых Эмитентом на территории региона, и замедление темпов роста доходной базы.

Риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность:

Вероятность возникновения военных конфликтов, введения чрезвычайного положения и забастовок в стране и регионе, в которых Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою деятельность, оценивается как недостаточная для того, чтобы рассматривать эти риски в качестве обстоятельств, способных значительным образом повлиять на деятельность Эмитента. Такой вывод подтверждает текущий уровень кредитного рейтинга Российской Федерации, который является инвестиционным.

Для минимизации риска проведения террористических актов Эмитентом приняты дополнительные меры для обеспечения безопасности на предприятии.

Риски, связанные с географическими особенностями страны (стран) и региона, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и/или труднодоступностью и т.п.:

Риски, связанные с географическими особенностями региона, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и труднодоступностью, оцениваются как минимальные.

Соответствующие риски, в том числе связанные с незапланированными расходами на устранение последствий стихийных бедствий, могли бы покрываться страхованием.

Но в настоящее время страховое дело в России находится в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ.

До тех пор, пока Эмитент не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения ее имущества могут неблагоприятным образом отразиться на ее деятельности и финансовом состоянии.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

В случае отрицательного влияния страновых и региональных изменений на деятельность Эмитента, планируется осуществить следующие общие мероприятия, направленные на поддержание доходности деятельности Общества:

- оптимизировать затраты, включая меры по ограничению расходов на заработную плату;

- пересмотреть программу капиталовложений;

- принять меры по повышению оборачиваемости дебиторской задолженности путем ужесточения платежной дисциплины в отношении дебиторов.

Конкретные действия эмитента в случае неблагоприятного изменения ситуации в регионе являются конфиденциальной информацией, предназначенной для служебного пользования.

В случае отрицательного влияния изменений ситуации в стране и регионе на деятельность Эмитента исполнение обязательств по облигациям Эмитента будет осуществляться за счет доходов от эксплуатационной деятельности, а, при необходимости, также за счет привлечения для этих целей краткосрочные кредитов коммерческих банков.

В целом, в среднесрочной перспективе Эмитент считает маловероятной возможность значительного отрицательного влияния страновых и региональных рисков на его деятельность и исполнение им своих обязательств.

2.5.3. Финансовые риски.

Описание подверженности эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Негативные изменения денежно-кредитной политики в стране, валютного курса и повышение процентных ставок по привлекаемым Эмитентом средствам, а также значительный рост темпов инфляции могут привести к росту затрат Эмитента и, следовательно, отрицательно сказаться на финансовых результатах деятельности Эмитента. Кроме того, нельзя полностью исключить возможности изменений в составе и профессиональном уровне менеджеров Эмитента, которые могут негативным образом сказаться на эффективности принимаемых управленческих решений, в том числе, связанных с осуществлением хеджирования, осуществляемым Эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков.

Рыночные риски:

Рыночные риски характеризуются следующими факторами:

1. Возможными неблагоприятными тенденциями в экономике и ухудшение экономических условий России. Неблагоприятные финансовые или экономические условия, вероятно, повлекут за собой уменьшение деловой активности потребителей продукции ОАО «Сибирьтелеком» и, соответственно, их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги ОАО «Сибирьтелеком». В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение и ликвидность эмитента.

Помимо этого, возможно омертвление денежных средств эмитента на счетах в банках в условиях кризиса банковской системы России и/или отдельных банков.

2. Изменениями процентных ставок. Изменения денежно-кредитной политики в стране могут привести к усилению инфляции, росту процентных ставок по заемным средствам, используемым эмитентом, и, соответственно, существенному росту затрат.

3. Колебаниями конъюнктуры цен на услуги эмитента. На коммерческую деятельность эмитента существенное воздействие оказывают колебания цен на услуги связи, продажи которых целиком формируют доходы эмитента.

4. Возможными изменениями в составе и профессиональном уровне менеджеров эмитента, вследствие чего может снизиться эффективность принятых и принимаемых управленческих решений.

5. Инфляцией. Риск влияния инфляции может возникнуть в случае, когда получаемые эмитентом денежные доходы обесцениваются с точки зрения реальной покупательной способности быстрее, чем растут номинально. Рост инфляции влияет на финансовые результаты деятельности эмитента неоднозначно.

С одной стороны, он может привести к увеличению затрат предприятия (за счет роста цен на основные средства, материалы, работы и услуги сторонних организаций), и как следствие, падению прибыли эмитента и рентабельности его деятельности. Кроме того, рост инфляции, вероятно, приведет к удорожанию заемных средств для эмитента, что может повлечь нехватку оборотных средств.

В случае стремительного роста инфляции эмитент намерен уделять особое внимание повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения оборота дебиторской задолженности.

Валютные риски:

Существенные изменения валютных курсов могут увеличить издержки, уменьшить резервы и/или снизить возможности эмитента по обслуживанию долгов.

Отдельная часть расходов и обязательств эмитента номинирована в долларах США и ЕВРО. Девальвация рубля по отношению к доллару США и ЕВРО может отрицательно повлиять на эффективность деятельности (рентабельность, доходность) Эмитента в связи с увеличением расходов в рублевом выражении.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае значительной девальвации рубля Эмитент планирует осуществить следующие мероприятия:

- проводить жесткую политику, направленную на уменьшение затрат, выраженных в иностранной валюте, а также, по возможности, изменять условия договоров с иностранными поставщиками;

- пересмотреть программу инвестиций;

- принять меры по повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения дебиторской задолженности.

Влияние инфляции на выплаты по ценным бумагам, критические, по мнению эмитента, значения инфляции, а также предполагаемые действия эмитента по уменьшению указанного риска:

С точки зрения финансовых результатов деятельности Эмитента, влияние фактора инфляции неоднозначно. Снижение темпов инфляции при сохранении экономического роста будет способствовать дальнейшему увеличению реальных доходов населения и корпоративного сектора и, как следствие, приведет к увеличению потребления услуг связи. Напротив, увеличение темпов роста цен может привести как к снижению потребления услуг связи, так и к росту затрат Эмитента (например, за счет роста цен на энергоресурсы), стоимости заемных средств и стать причиной снижения показателей рентабельности.

Поэтому в случае значительного превышения фактических показателей инфляции над прогнозами Правительства РФ, а именно - при увеличении темпов инфляции до 30-35% в год (критические, по мнению Эмитента, значения), Эмитент планирует принять меры по ограничению роста затрат, снижению дебиторской задолженности и сокращению ее средних сроков.

Вышеприведенные риски формируют риск ликвидности, т.е. вероятность получения убытка из-за нехватки денежных средств в требуемые сроки и, как следствие, неспособность Эмитента выполнить свои обязательства. Наступление такого рискового события может повлечь за собой штрафы, пени, ущерб деловой репутации Эмитента и т.д.

Управление риском ликвидности осуществляется Эмитентом путем планирования денежных потоков, анализа планируемых и фактических денежных потоков в целом по ОАО «Сибирьтелеком», а также в разрезе региональных филиалов. Возникающие проблемы с абсолютной ликвидностью решаются путем привлечения кредитов и займов, а также путем установления приоритетности платежей.

Показатели финансовой отчетности эмитента наиболее подверженные изменению в результате влияния указанных финансовых рисков (риски, вероятность их возникновения и характер изменений в отчетности):

По мнению Эмитента, наиболее подвержены влиянию вышеперечисленных финансовых рисков основные финансовые показатели Эмитента – прибыль и себестоимость услуг. На уровень выручки финансовые риски оказывают минимальное влияние. Вероятность появления описанных выше финансовых рисков (резкое изменение валютных курсов, инфляция, рост процентных ставок) в ближайшие годы Эмитент оценивает как низкую. Тем не менее, в случае появления данных рисков возможен рост себестоимости оказанных услуг и снижение прибыли Эмитента, которое может компенсироваться ростом тарифов и снижением объемов привлечения заемных средств.

2.5.4. Правовые риски.

Правовые риски, связанные с деятельностью эмитента для внутреннего и внешнего рынка:

Эмитент осуществляет основную деятельность в качестве оператора связи, при этом Эмитент не осуществляет экспорт товаров, работ либо услуг. В связи с этим правовые риски, связанные с деятельностью Эмитента, описываются только для внутреннего рынка. В целом, риски, связанные с деятельностью Эмитента, характерны для большей части субъектов предпринимательской деятельности, работающих на территории Российской Федерации, и могут рассматриваться как общестрановые.

Основные для эмитента правовые риски в настоящее время связаны с изменением правового регулирования отдельных видов услуг и условий хозяйственной деятельности отрасли связи в связи с внесением изменений в ФЗ "О связи" № 126-ФЗ от 07.07.2003 г., принятием целого ряда нормативно-правовых актов, регулирующих различные сферы деятельности в области оказания услуг связи (Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи, Правила присоединения сетей электросвязи и их взаимодействия, Правила оказания услуг телеграфной связи, Правила оказания услуг подвижной связи и т.д.) и приведением фактически сложившихся отношений в соответствие с требованиями вступивших в силу нормативных актов.

Правовые риски, связанные с изменением валютного регулирования:

Риски, связанные с возможностью изменения валютного регулирования, в настоящее время рассматриваются Эмитентом как минимальные. В связи с проведением политики либерализации валютного регулирования риски, связанные с изменениями валютного законодательства, снижаются.

Российское законодательство, регулирующее иностранные инвестиции, не запрещает и не ограничивает иностранные инвестиции в телекоммуникационную отрасль. Однако наблюдается отсутствие единого мнения по вопросу способов и объема правительственного контроля над телекоммуникационной отраслью. Поскольку телекоммуникационная отрасль рассматривается как стратегически важная отрасль для России, государственный контроль над ней может возрасти, и иностранные инвестиции в нее могут быть ограничены. Любое такое усиление государственного контроля или ограничение объема иностранных инвестиций может препятствовать доступу к дополнительному капиталу.

Правовые риски, связанные с изменением налогового законодательства:

Поскольку к деятельности Эмитента не применяется каких-либо особых режимов налогообложения, а также в связи с тем, что Эмитент не имеет просроченной задолженности по налогам и сборам в бюджеты всех уровней, то налоговые риски Эмитента должны рассматриваться как минимальные в рамках деятельности добросовестного налогоплательщика.

При этом, для деятельности Эмитента свойственны общие правовые риски, вызванные общими чертами российского налогового законодательства, такими как отсутствие достаточной конкретизации, коллизионность, неоднозначность толкования и отсутствие единой правоприменительной практики.

В течение 2004-2005 годов двум акционерным обществам, входящим в группу компаний ОАО «Связьинвест», налоговыми органами по итогам проверки их деятельности за 2001-2003 годы были предъявлены существенные претензии, в частности, связанные с взаиморасчетами между операторами связи за услуги по пропуску трафика.

Эмитент полагает, что в случае предъявления налоговыми органами аналогичных претензий, Общество располагает необходимыми аргументами для успешной защиты своей позиции в суде. Однако, в настоящий момент судебная перспектива налоговых споров по данным претензиям остается неясной в связи с отсутствием сложившейся судебной практики.

Правовые риски, связанные с изменением правил таможенного контроля и пошлин:

Поскольку Эмитентом для оказания услуг связи может изготавливаться оборудование из комплектующих иностранного производства, то изменение правил таможенного контроля и пошлин может нести для Эмитента определённые риски, связанные с удорожанием приобретаемых основных средств.

Новый Таможенный кодекс должен уменьшить риски Эмитента, связанные с таможенным оформлением и таможенным контролем, поскольку он во многом опирается на положения обновленной редакции Киотской конвенции об упрощении и гармонизации таможенных процедур, устраняет противоречия и несоответствия положений прежнего Таможенного кодекса гражданскому, налоговому и административному законодательствам.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено (включая природные ресурсы):

Поскольку основная деятельность Эмитента согласно действующему законодательству подлежит лицензированию, а перечень лицензионных условий согласно закону «О связи» формируется и ежегодно уточняется Правительством РФ, существует риск возрастания «лицензионной нагрузки» на Эмитента (увеличение количества необходимых лицензий), а также риск ограничения зоны предоставления услуг связи.

Правовые риски, связанные с изменением судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, в которых участвует эмитент:

Изменение судебной практики по вопросам деятельности Эмитента возможно в связи со вступлением в силу нового Федерального закона «О связи». Также есть риск возникновения качественно новых видов судебных процессов. В целом принятие нового законодательства направлено на устранение существующих пробелов и, по мнению Эмитента, снизит общее количество судебных разбирательств.

Иные правовые риски:

Дополнительные правовые риски связаны с проведением приватизации в первой половине 1990-х годов: несовершенная законодательная база и очевидные недостатки административного регулирования приватизационных процедур увеличивали вероятность нарушений, которые могут привести к деприватизации активов и признанию заключенных в последующий период сделок недействительными. Федеральные органы власти и местные администрации, а также другие заинтересованные стороны могут препятствовать нормальной деятельности Эмитента в собственных интересах.

2.5.5. Риски, связанные с деятельностью эмитента.

Риски, связанные с текущими судебными процессами, в которых участвует эмитент:

В настоящее время Эмитент участвует в ряде процессов, большинство из которых касаются текущих вопросов деятельности:

1. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице***

администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. Предварительное судебное заседание назначено на 27.07.2006 г. (Алтайский филиал).

2. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).***
3. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Производство по делу приостановлено до рассмотрения иска Жихарева В.Г. к ответчику об оспаривании дисциплинарного взыскания. (Красноярский филиал).***
4. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ИМНС России по Центральному району г. Красноярска о возврате излишне уплаченного налога на прибыль за 2002 год в сумме 1 162 064 руб. Предварительное судебное заседание назначено на 27.07.2006 г. (Красноярский филиал).***
5. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. (Иркутский филиал).***
6. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Корпорация Северная корона» о взыскании задолженности за услуги связи в размере 4 249 699, 2 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено: взыскано 3 280 430 руб., «... в части иска 849 939, 84 руб. плюс 18% НДС следует отказать». Подано заявление в порядке ст.179 АПК РФ об исправлении арифметической ошибки - исключения слов из резолютивной части Постановления суда « плюс 18% НДС». 15.06.2006 г. получена кассационная жалоба. (Иркутский филиал).***
7. ***Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 080 долларов США, 78 507 японских иен. Судебное рассмотрение назначено на 14.07.2006 г. (Иркутский филиал).***
8. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение. (Кемеровский филиал).***
9. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. (Кемеровский филиал).***
10. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. (Кемеровский филиал).***
11. ***Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).***
12. ***Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).***
13. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. Истцом на***

решение суда подана апелляционная жалоба, оставленная без удовлетворения. 02.03.2006 г. судом вынесено определение о приостановлении производства по делу. (Кемеровский филиал).

14. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
15. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 14 116 566 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. Рассмотрение назначено на 17.07.2006 г. (Новосибирский филиал).*
17. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции удовлетворено 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. (Новосибирский филиал).*
18. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 7 985 781 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. (Новосибирский филиал).*
19. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. (Новосибирский филиал).*
20. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Удовлетворено 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Назначено на 09.08.2006 г. (Новосибирский филиал).*
21. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. На рассмотрении. (Новосибирский филиал).*
22. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Рассмотрение назначено на 17.07.2006 года. (Новосибирский филиал).*
23. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. На рассмотрении. (Новосибирский филиал).*
24. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Меркурий» о взыскании убытков на сумму 1 038 315, 05 руб. На рассмотрении. (Омский филиал).*
25. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. На рассмотрении. (Омский филиал).*
26. *Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).*
27. *Судебный процесс по иску Арбитражного суда Томской области к ЗАО «ПФК «Томич» и ОАО «Сибирьтелеком» о признании сделки, заключенной между ответчиками, недействительной и применении последствий недействительности сделок. Цена иска 1 500 000 руб. Решением от 13.01.2005 г. исковые требования удовлетворены. 31.05.2005 г. апелляционной инстанцией решение суда первой инстанции оставлено в силе. Постановлением кассационной инстанции от 15.09.2005 г. дело направлено на новое*

рассмотрение в первую инстанцию. Постановлением апелляционной инстанции от 20.03.2006 г. решение суда от 12.01.2005 г. оставлено в силе. 23.05.06 г. ЗАО ПФК «Томич» подал кассационную жалобу. (Томский филиал).

28. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Назначено на 25.08.2006 г. (Томский филиал).*
29. *Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 19.09.2006 г.*

Риск неблагоприятного решения по указанным процессам незначителен.

Риски, связанные с отсутствием возможности продлить действие лицензии эмитента на ведение определенного вида деятельности либо на использование объектов, нахождение которых в обороте ограничено (включая природные ресурсы):

Эмитент не имеет абсолютных гарантий в том, что по истечении срока действия лицензии будут продлены и не последует увеличения обязательств и/или уменьшения прав по условиям продленных лицензий, что будет связано с увеличением расходов и, возможно, ограничением в зоне предоставления услуг связи. Если Эмитент не сможет продлить действующие лицензии или получить обновленные лицензии на сопоставимых с текущими условиями, он будет вынужден сократить объем предоставляемых услуг, что повлечет снижение числа абонентов.

В то же время, Эмитент предпринимает все необходимые действия для того, чтобы полностью соответствовать лицензионным требованиям, поэтому прогноз относительно продления срока действия лицензий Эмитента на ведение определенных видов деятельности, положительный, и риски, связанные с отсутствием возможности продлить действие лицензии Эмитента, оцениваются как минимальные.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе дочерних обществ эмитента:

На настоящий момент действуют следующие обязательства Эмитента по договорам поручительства:

- ***за ОАО «РТК-ЛИЗИНГ» перед ОАО «АК Сбербанк России» составляют сумму 710 384 889, 95 руб.;***
- ***за ЗАО «Байкалвестком» перед владельцами облигаций ЗАО «Байкалвестком» составляют сумму 201 378 000 руб.;***
- ***за ЗАО «СтэК Джи Эс Эм» перед ОАО АКБ «Кузбассугольбанк» составляют сумму 50 114 920, 37 руб.***

В случае неисполнения или ненадлежащего исполнения вышеперечисленными должниками обеспеченных поручительством Эмитента обязательств Эмитент несет солидарную ответственность перед их кредиторами.

Руководство Эмитента не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента:

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи (работ, услуг) эмитента отсутствуют, так как Эмитент не имеет указанных потребителей.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сибирьтелеком"
Полное фирменное наименование эмитента на английском языке:
Open Joint-Stock Company Sibirtelecom

Сокращенное фирменное наименование эмитента: ***ОАО "Сибирьтелеком"***
Сокращенное фирменное наименование эмитента на английском языке: ***OJSC Sibirtelecom***

Поскольку полное и сокращенное наименование Эмитента содержит указание на его род деятельности в качестве телекоммуникационной компании (-«телеком»), то в этом заключается его сходство с наименованиями иных телекоммуникационных компаний.

Свою деятельность ОАО "Сибирьтелеком" осуществляет под товарным знаком (знаком обслуживания), зарегистрированным Российским агентством по патентам и товарным знакам (свидетельство № 246828 от 23 мая 2003 года), на основании Закона Российской Федерации "О товарных знаках, знаках обслуживания и наименованиях мест происхождения товаров". Регистрация товарного знака действует на всей территории Российской Федерации с 15 октября 2002 года в течение 10 лет.

Сведения об изменениях в наименовании и организационно-правовой форме эмитента в течение времени существования эмитента:

1. Полное фирменное наименование: ***Акционерное общество открытого типа "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АООТ "Электросвязь" НСО***
   Организационно-правовая форма: ***акционерное общество открытого типа***
   Введено: ***30.05.1994***
   Основания введения наименования: ***Распоряжение Комитета по управлению государственным имуществом при администрации Новосибирской области № 586-р от 23.05.1994 г.***
2. Полное фирменное наименование: ***Открытое акционерное общество "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АО "Электросвязь" НСО***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***13.06.1996***
   Основания изменения предыдущего наименования: ***Решение годового общего собрания акционеров (Протокол №1 от 17.05.1996 г.), принятое в соответствии со вступлением в силу требований российского законодательства об организационно-правовых формах хозяйственных обществ.***
3. Полное фирменное наименование: ***Открытое акционерное общество "Сибирьтелеком"***
   Сокращенное фирменное наименование: ***ОАО "Сибирьтелеком"***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***26.12.2001***
   Основания изменения предыдущего наименования: ***Решение внеочередного общего собрания акционеров (Протокол №2 от 21.12.2001 г.) о реорганизации Эмитента.***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***30.05.1994***
Номер свидетельства о государственной регистрации: ***ГР 1161***
Орган, осуществивший государственную регистрацию: ***Новосибирская регистрационная палата***

В соответствии с Федеральным законом "О государственной регистрации юридических лиц", 23 июля 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о юридическом лице, зарегистрированном до 1 июля 2002г., 30 ноября 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о государственной регистрации изменений, вносимых в учредительные документы юридического лица.
Основной государственный регистрационный номер - *1025403189778*

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента с даты его государственной регистрации:
Эмитент был зарегистрирован в качестве юридического лица в мае 1994 года и существует более 12 лет.
Эмитент создан на неопределенный срок.

Краткое описание истории создания и развития эмитента:

До 1991 года услуги телефонной связи в г. Новосибирске и области представляло государственное предприятие Новосибирское областное производственно-техническое управление связи (официальное сокращенное наименование - НОПТУС).

5 января 1991 года Министерство по связи, информатике и космосу Российской Федерации издало приказ № 35 «О создании государственного предприятия связи и информатики «Россвязьинформ» Новосибирской области Министерства РСФСР по связи, информатике и космосу». В соответствии с этим приказом, с 1 апреля 1991 года НОПТУС ликвидировалось, и на его базе было создано Государственное предприятие связи и информатики «Россвязьинформ» Новосибирской области (официальное сокращенное наименование ГПСИ «Россвязьинформ» НСО), с передачей последнему всей сети НОПТУС.

В процессе приватизации предприятие было разделено на две компании: АО «НГТС», предоставляющее услуги местной связи в г. Новосибирске и АО «Электросвязь» НСО, предоставляющее услуги местной связи на территории области кроме г. Новосибирска, а также все остальные услуги связи на территории области.

17 мая 1994 года конференция трудового коллектива ГПСИ «Россвязьинформ» НСО приняла постановление о преобразовании ГПСИ «Россвязьинформ» НСО в акционерное общество открытого типа «Электросвязь» Новосибирской области (официальное сокращенное наименование АООТ «Электросвязь» НСО), был выбран первый вариант льгот.

АООТ «Электросвязь» НСО стало правопреемником ГПСИ «Россвязьинформ» НСО в части обязательств по электрической связи (местная телефонная связь городскому и сельскому населению, междугородная телефонная связь, проводное радиовещание, телеграфная связь).
23 мая 1994 года Комитет по управлению государственным имуществом при администрации Новосибирской области издал распоряжение № 586-р, в соответствии с которым было принято решение об учреждении АООТ "Электросвязь" НСО путем преобразования ГПСИ "Россвязьинформ" НСО.

30 мая 1994 года Постановлением Мэрии города Новосибирска № 667 был зарегистрирован Устав Акционерного общества открытого типа "Электросвязь" Новосибирской области.

В 2000 году Правительство РФ инициировало процесс реорганизации отрасли электросвязи России. Предполагалось на основе существующих 88 региональных компаний электросвязи создать семь крупных межрегиональных компаний в рамках федеральных округов.
ОАО "Связьинвест" - представитель государства и крупнейший акционер региональных операторов принял решение о целесообразности проведения такой реорганизации в форме присоединения действующих на территории каждого округа региональных операторов к наиболее крупной и экономически развитой компании данного округа.
В результате реорганизации холдинга региональные операторы объединены в семь крупных межрегиональных компаний:
- ***ОАО "Центральная Телекоммуникационная Компания";***
- ***ОАО "Северо-Западный Телеком";***
- ***ОАО "ВолгаТелеком";***
- ***ОАО "Южная Телекоммуникационная Компания";***

- *ОАО "Уралсвязьинформ";*
- *ОАО "Сибирьтелеком";*
- *ОАО "Дальневосточная компания электросвязи".*

В Сибирском федеральном округе в качестве базовой компании избрано ОАО «Сибирьтелеком», которая объединила 11 региональных компаний Сибирского региона.

В июне 2000 года на годовых общих собраниях акционеров АО "Электросвязь" Новосибирской области и ОАО "Новосибирская городская телефонная сеть" было принято решение о реорганизации компаний в форме присоединения ОАО "НГТС" к АО "Электросвязь" НСО. В соответствии с принятым решением 29 декабря 2000 года ОАО "НГТС" исключено из городского реестра и вошло в состав АО "Электросвязь" НСО как филиал "Городская электросвязь".

На внеочередном общем собрании акционеров, которое состоялось 21 декабря 2001 года (протокол № 2) принято решение о реорганизации открытого акционерного общества «Электросвязь» Новосибирской области в форме присоединения к Обществу:

- *Открытого акционерного общества "Электросвязь" Республики Алтай,*
- *Открытого акционерного общества "Электросвязь" Республики Бурятия,*
- *Открытого акционерного общества "Электрическая связь Республики Хакасия",*
- *Открытого акционерного общества "Электросвязь" Красноярского края,*
- *Открытого акционерного общества "Электросвязь" Иркутской области,*
- *Открытого акционерного общества "Электросвязь" Кемеровской области,*
- *Открытого акционерного общества "Электрическая связь" Омской области,*
- *Открытого акционерного общества "Электросвязь" Читинской области,*
- *Открытого акционерного общества "Алтайская телефонно-телеграфная компания",*
- *Открытого акционерного общества "Томсктелеком";*

и о переименовании Открытого акционерного общества «Электросвязь» Новосибирской области в Открытое акционерное общество «Сибирьтелеком» (ОАО «Сибирьтелеком»).

Изменения в Устав зарегистрированы Новосибирской городской регистрационной палатой 26.12.2001 г.

30 ноября 2002 года внесена запись в Единый государственный реестр юридических лиц в связи с прекращением деятельности присоединяемых к Эмитенту компаний, в соответствии с Договором о присоединении ОАО «Сибирьтелеком» стало их правопреемником.

4 марта 2003 года состоялось совместное внеочередное общее собрание акционеров ОАО "Сибирьтелеком", которое стало заключительным этапом присоединения компаний.

Цели создания эмитента:

Целью Эмитента является извлечение прибыли.

Основными целями объединения стали:

- *создание в Сибири телекоммуникационной сети, позволяющей оказывать услуги на уровне мировых стандартов;*
- *повышение эффективности деятельности за счет сокращения текущих расходов, а также концентрации ресурсов на наиболее экономически эффективных проектах;*
- *улучшение качества управления;*
- *повышение конкурентоспособности за счет соединения финансовых, маркетинговых и технических возможностей.*

Названные цели являются долгосрочными. Их реализации будет способствовать осуществление проектов межрегионального значения, которые инициированы региональными компаниями Сибири, такие как справочно-информационные услуги на базе компьютерной телефонии (Кемерово), Интернет+ (Новосибирск), мультисервисная мультипротокольная сеть (Иркутск, Новосибирск).

Объединенная компания ОАО "Сибирьтелеком" - это крупнейший оператор телекоммуникационных услуг в Сибирском федеральном округе. Компания действует на территории около 4 944,3 тыс. кв.км с численностью населения порядка 20 900,1 тысяч человек (из них 14 713,7 тыс. городское население). Несомненным преимуществом компании

является обширная инфраструктура сетей, возможность комплексного предоставления услуг по всей территории обслуживания.

Миссия эмитента:
Миссия МРК (межрегиональной компании связи) "Сибирьтелеком" - быть лидирующим оператором связи в Сибирском регионе. Основа деятельности Эмитента - это совмещение передовых производственных технологий и продуманной маркетинговой политики для предоставления широкого выбора качественных телекоммуникационных услуг для всех категорий пользователей.

3.1.4. Контактная информация.

Информация о специальном подразделении эмитента по работе с акционерами и инвесторами эмитента:

Место нахождения: ***Россия, г. Новосибирск, ул. М. Горького,53***

Место нахождения постоянно действующего исполнительного органа: ***Россия, г. Новосибирск, ул. М. Горького,53***

Тел.: ***(383) 2-191-106; 2-191-169***

Факс: ***(383) 223-54-45***

Отдел ценных бумаг и работы с акционерами: ***(383) 2-191-195***

Адрес электронной почты: ***bannikova@sibirtelecom.ru***

Отдел связей с инвесторами: ***(383) 2-191-197***

Адрес электронной почты: ***shipitsin@sibirtelecom.ru***

Адрес страницы в сети Интернет: ***www.sibirtelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.

ИНН – 5407127828

3.1.6. Филиалы и представительства эмитента.

Во 2 квартале 2006г. изменений не произошло:

Наименование: ***Алтайский филиал***
Место нахождения: ***РФ, г. Барнаул, ул. Интернациональная, 74***
Руководитель: ***Терентьев Юрий Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Бурятский филиал***
Место нахождения: ***РФ, Республика Бурятия, г. Улан-Удэ, ул. Ленина, 42***
Руководитель: ***Здаров Андрей Валентинович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Горно-Алтайский филиал***
Место нахождения: ***РФ, Республика Алтай, г. Горно-Алтайск, ул. Чорос-Гуркина, 51/1***
Руководитель: ***Устинов Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: *Иркутский филиал*
Место нахождения: *РФ, г. Иркутск, ул. Свердлова, 37*
Руководитель: *Ширшов Олег Петрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Кемеровский филиал*
Место нахождения: *РФ, г. Кемерово, проспект Советский, 61*
Руководитель: *Величко Вячеслав Витальевич*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Красноярский филиал*
Место нахождения: *РФ, г. Красноярск, проспект Мира, 102*
Руководитель: *Гришко Николай Александрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Новосибирский филиал*
Место нахождения: *РФ, г. Новосибирск, ул. Ленина, 5*
Руководитель: *Михайлов Михаил Григорьевич*
Дата открытия: *14.05.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Омский филиал*
Место нахождения: *РФ, г. Омск, ул. Гагарина, 36*
Руководитель: *Суконцев Алексей Сергеевич*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Томский филиал*
Место нахождения: *РФ, г. Томск, пр. Фрунзе, 83а*
Руководитель: *Попов Виталий Федорович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Хакасский филиал*
Место нахождения: *РФ, Республика Хакасия, г. Абакан, ул. Щетинкина, 20*
Руководитель: *Иванов Евгений Владимирович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Читинский филиал*
Место нахождения: *РФ, г. Чита, ул. Ленина, 107*
Руководитель: *Алексеев Валерий Петрович*
Дата открытия: *10.04.2002*
Срок действия доверенности: *31.12.2006*

Наименование: *Представительство в г. Москве*
Место нахождения: *РФ, г. Москва, Плотников переулок, 3*
Руководитель: *Польников Александр Ильич*
Дата открытия: *24.05.2005*

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.

Наименование	*Код по ОКВЭД*
Деятельность в области телефонной связи	*64.20.11*
Деятельность в области документальной связи	*64.20.12*
Деятельность в области передачи (трансляции) и распределения программ телевидения	*64.20.21*
Деятельность в области передачи (трансляции) и распределения программ звукового радиовещания	*64.20.22*
Прочая деятельность в области электросвязи	*64.20.3*
Аренда грузового автомобильного транспорта с водителем	*60.24.3*
Ремонт бытовых изделий и предметов личного пользования, не включенных в другие группировки	*52.74*
Производство общестроительных работ по прокладке местных линий связи	*45.21.4*
Производство электромонтажных работ	*45.31*
Производство отделочных работ	*45.4*
Проектирование, связанное со строительством инженерных сооружений	*74.20.13*
Издание газет	*22.12*
Деятельность в области радиовещания и телевидения	*92.20*
Производство пара и горячей воды (тепловой энергии) котельными	*40.30.14*
Рекламная деятельность	*74.40*
Предоставление прочих услуг	*74.84*
Аренда легковых автомобилей	*71.10*
Аренда прочего автомобильного транспорта и оборудования	*71.21.1*
Сдача внаём собственного жилого недвижимого имущества	*70.20.1*
Сдача внаём собственного нежилого недвижимого имущества	*70.20.2*
Аренда прочих машин и оборудования научного и промышленного назначения	*71.34.9*
Деятельность столовых при предприятиях и учреждениях	*55.51*
Деятельность ресторанов и кафе	*55.30*
Деятельность пансионатов, домов и баз отдыха	*55.23.2*
Управление эксплуатацией жилого фонда	*70.32.1*
Деятельность гостиниц без ресторанов	*55.12*
Физкультурно- оздоровительная деятельность	*93.04*
Обучение в образовательных учреждениях дополнительного профессионального образования (повышение квалификации) для специалистов, имеющих среднее профессиональное образование	*80.22.22*
Услуги ксерокопирования	*93.05*
Брошюровочно- переплетная и отделочная деятельность	*22.23*
Прочая деятельность по техническому контролю, испытаниям и анализу	*74.30.9*
Проведение расследований и обеспечение безопасности (вневедомственная охрана)	*74.60*
Хранение и складирование прочих грузов	*63.12.4*
Прочая деятельность, связанная с использованием вычислительной техники и информационных технологий	*72.60*
Изготовление печатных форм	*22.24*

3.2.2. Основная хозяйственная деятельность эмитента.

Информация об основной хозяйственной деятельности эмитента за отчетный квартал:

Основной, т.е. преобладающей и имеющей приоритетное значение для эмитента, хозяйственной деятельностью является предоставление услуг электросвязи в Сибирском федеральном округе.

Доля доходов эмитента от такой основной хозяйственной деятельности и доля этих доходов в общих доходах эмитента:

Наименование показателя	**1 кв. 2006г.**	**2 кв. 2006 г.**
Объем выручки от продажи продукции всего (работ, услуг), тыс. руб.	5 283 572	5 473 049
в том числе: объем выручки от предоставления услуг связи, тыс. руб.	5 021 702	5 114 555
доля в общем объеме выручки, %	95,0%	93,4%

Изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с предыдущим отчетным периодом, а также причины таких изменений:
Во 2 квартале 2006г. изменения размера доходов эмитента от основной хозяйственной деятельности на 10 и более процентов по сравнению с предыдущим отчетным периодом не произошло.

Эмитент ведет свою основную хозяйственную деятельность на территории России.

Сезонный характер деятельности.
Сезонный характер основной хозяйственной деятельности Эмитента отсутствует.

3.2.3. Основные виды продукции (работ, услуг).

Виды продукции (работ, услуг), обеспечившие не менее чем 10 процентов объема реализации (выручки) эмитента на дату окончания 2 квартала 2006г:
Услугами, обеспечивающими не менее чем 10 процентов объема выручки Эмитента, являются:
Услуги внутризоновой телефонной связи;
Услуги местной телефонной связи;
Услуги присоединения и пропуска трафика :

Наименование показателя	**1 полугодие 2006 г.**
Услуги внутризоновой телефонной связи	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	1 698 809
Доля от общего объема выручки, %	15,8
Услуги местной телефонной связи	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	4 958 102
Доля от общего объема выручки, %	46,1
Услуги присоединения и пропуска трафика	
Объем выручки от продажи продукции (работ, услуг), тыс. руб.	1 827 002
Доля от общего объема выручки, %	17,0

Общая структура себестоимости эмитента:

Наименование статьи затрат	**1 полугодие 2006г.**
Сырье и материалы, %	4,7
Приобретенные комплектующие изделия, полуфабрикаты, %	-
Работы и услуги производственного характера, выполненные сторонними организациями, %	-
Топливо, %	1,6
Энергия, %	3,0
Затраты на оплату труда, %	37,1
Проценты по кредитам, %	-

Наименование статьи затрат	1 полугодие 2006г.
Арендная плата, %	1,6
Отчисления на социальные нужды, %	9,0
Амортизация основных средств, %	18,4
Налоги, включаемые в себестоимость продукции, %	0,2
Прочие затраты (пояснить), %	24,4
амортизация по нематериальным активам, %	-
вознаграждения за рационализаторские предложения, %	-
обязательные страховые платежи, %	0,1
представительские расходы, %	-
иное, %	24,3
Итого: затраты на производство и продажу продукции (работ, услуг) (себестоимость), %	100,0
Справочно: выручка от продажи продукции (работ,услуг), % к себестоимости	132,2

Имеющие существенное значение новые виды продукции (работ, услуг), предлагаемые эмитентом на рынке его основной деятельности (в той степени, насколько это соответствует общедоступной информации о таких видах продукции (работ, услуг):

В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет, IP-телефонии, передача данных, услуги интеллектуальных сетей, предоставление видеотелефонных соединений и т.д. Доля доходов от новых услуг в 1 полугодии 2006 года достигла 7,8 % в выручке.

Состояние разработки таких видов продукции (работ, услуг): ***данные услуги разработаны и в настоящее время активно внедряются в использование.***

Стандарты (правила), в соответствии с которыми подготовлена бухгалтерская отчетность и произведены расчеты, отраженные в настоящем пункте:

1. ***Федеральный закон от 21.11.1996 № 129-ФЗ «О бухгалтерском учете»;***
2. ***Положение по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденное Приказом Минфина РФ от 29.07.1998 № 34н;***
3. ***Положение по бухгалтерскому учету "Учетная политика организации" ПБУ 1/98", утвержденное Приказом Минфина РФ от 09.12.1998 N 60н;***
4. ***Положение по бухгалтерскому учету "Учет договоров (контрактов) на капитальное строительство" ПБУ 2/94", утвержденное Приказом Минфина РФ от 20.12.1994 N 167;***
5. ***Положение по бухгалтерскому учету "Учет активов и обязательств, стоимость которых выражена в иностранной валюте" ПБУ 3/2000", утвержденное Приказом Минфина РФ от 10.01.2000 N 2н;***
6. ***Положение по бухгалтерскому учету "Бухгалтерская отчетность организации" (ПБУ 4/99)", утвержденное Приказом Минфина РФ от 06.07.1999 N 43н;***
7. ***Положение по бухгалтерскому учету "Учет материально-производственных запасов" ПБУ 5/01", утвержденное Приказом Минфина РФ от 09.06.2001 N 44н;***
8. ***Положение по бухгалтерскому учету "Учет основных средств" ПБУ 6/01", утвержденное Приказом Минфина РФ от 30.03.2001 N 26н;***
9. ***Положение по бухгалтерскому учету "События после отчетной даты" (ПБУ 7/98)", утвержденное Приказом Минфина РФ от 25.11.1998 N 56н;***
10. ***Положение по бухгалтерскому учету "Условные факты хозяйственной деятельности" ПБУ 8/01", утвержденное Приказом Минфина РФ от 28.11.2001 N 96н;***
11. ***Положение по бухгалтерскому учету "Доходы организации" ПБУ 9/99", утвержденное Приказом Минфина РФ от 06.05.1999 N 32н;***
12. ***Положение по бухгалтерскому учету "Расходы организации" ПБУ 10/99", утвержденное Приказом Минфина РФ от 06.05.1999 N 33н;***

13. *Положение по бухгалтерскому учету "Информация об аффилированных лицах" ПБУ 11/2000", утвержденное Приказом Минфина РФ от 13.01.2000 N 5н;*
14. *Положение по бухгалтерскому учету "Информация по сегментам" (ПБУ 12/2000)", утвержденное Приказом Минфина РФ от 27.01.2000 N 11н;*
15. *Положение по бухгалтерскому учету "Учет государственной помощи" ПБУ 13/2000", утвержденное Приказом Минфина РФ от 16.10.2000 N 92н;*
16. *Положение по бухгалтерскому учету "Учет нематериальных активов" ПБУ 14/2000", утвержденное Приказом Минфина РФ от 16.10.2000 N 91н;*
17. *Положение по бухгалтерскому учету "Учет займов и кредитов и затрат по их обслуживанию" (ПБУ 15/01)", утвержденное Приказом Минфина РФ от 02.08.2001 N 60н;*
18. *Положение по бухгалтерскому учету "Информация по прекращаемой деятельности" ПБУ 16/02", утвержденное Приказом Минфина РФ от 02.07.2002 N 66н;*
19. *Положение по бухгалтерскому учету "Учет расходов на научно-исследовательские, опытно-конструкторские и технологические работы" ПБУ 17/02", утвержденное Приказом Минфина РФ от 19.11.2002 N 115н;*
20. *Положение по бухгалтерскому учету "Учет расходов по налогу на прибыль" ПБУ 18/02", утвержденное Приказом Минфина РФ от 19.11.2002 N 114н;*
21. *Положение по бухгалтерскому учету "Учет финансовых вложений" ПБУ 19/02", утвержденное Приказом Минфина РФ от 10.12.2002 N 126н;*
22. *Положение по бухгалтерскому учету "Информация об участии в совместной деятельности" ПБУ 20/03", утвержденное Приказом Минфина РФ от 24.11.2003 N 105н.*

3.2.4. Сырье (материалы) и поставщики эмитента.

Название фирмы	Доля в общем объеме по поставкам оборудования, %	Тип оборудования	Место нахождения
ЗАО "Открытые технологии-98"	25,82	Оборудование xDSL, ECI	РФ 117036 г. Москва, ул. Обручева, 30, корпус 1
ООО Предприятие «Элтекс»	17,6	MC-240	РФ 630020 г. Новосибирск, ул. Объединения, 3, офис 725
ООО «Техносерв АС»	56,42	Вычислительная и орг. техника	РФ 109052, г. Москва, ул. Смирновская, д.10, стр. 3

Информация об изменении цен на основное сырье (материалы):
Сырье для основной хозяйственной деятельности Общества не применяется.

Доля импорта в поставках эмитента:
Импорта в поставках Эмитента во 2 квартале 2006 года не было.

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

Основные рынки, на которых эмитент осуществляет свою деятельность:
Эмитент осуществляет свою деятельность в качестве оператора связи на территории Сибирского федерального округа. Потребителями предоставляемых Эмитентом услуг связи являются физические и юридические лица, проживающие или имеющие место нахождения в указанном регионе.
Тенденции развития рынка связи, на котором осуществляет свою деятельность Эмитент, следующие:
- ***Местная телефония:***

Эмитент является лидером рынка местной телефонной связи. При постоянном развитии телефонной сети в большом объёме Эмитент сталкивается с проблемой регулируемых

относительно низких тарифов от величины экономически обоснованных затрат и недостаточным платёжеспособным спросом подавляющей части населения. В данных условиях при вводе дополнительной ёмкости, необходимо направить маркетинговые усилия на подключение в первую очередь предприятий и элитных и среднедоходных абонентов. По итогам деятельности во 2 квартале 2006 года Эмитент сохранил и укрепил лидирующее положение на рынке услуг местной телефонной связи за счет дополнительного прироста основных телефонных аппаратов.

- *Интернет:*

Основные тенденции на рынке Интернет - это постепенный отказ подавляющего числа предприятий и элитного населения от услуг коммутируемого доступа и переход на более быстрый и качественный выделенный доступ. Для основной части населения интересной и доступной по цене услугой может стать широкополосный доступ по технологии xDSL, предоставляемый под торговой маркой «Webstream»

- *Передача данных:*

Со стороны крупных корпоративных заказчиков появился спрос на построение взаимоувязанных сетей передачи данных российского масштаба. Такая ситуация будет способствовать лавинообразному росту рынка передачи данных. Своевременным шагом для Эмитента становится создание высокоскоростной магистральной сети на базе IP/MPLS.
Кроме того, Эмитент ведет целенаправленную политику в направлении развития бизнеса на данных рынках через дочерние и зависимые компании, крупнейшими из которых на рынке Интернет и передачи данных являются «РИНЕТ» (Новосибирск), «ЧитаНЭТ» (Чита), «МобилТелеком» (Улан-Удэ).

- *Мобильная связь:*

Рынок мобильной связи является самым динамичным и быстро развивающимся из телекоммуникационных рынков. Рост рынка в сибирском регионе опережал общероссийский. Эмитент присутствует на рынке мобильной связи Республике Бурятия и Томской области, а также опосредованно, через дочерние компании «Байкалвестком» (Иркутская область) и «Енисейтелеком» (Красноярский край).
Основные угрозы связаны с двумя тенденциями: падение спроса на услуги мобильной связи в «устаревающих» стандартах, рост спроса на услуги GSM, с одной стороны, усиление конкуренции со стороны национальных операторов, в особенности – на наиболее привлекательных региональных сегментах, с другой.

Возможные факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг) и возможные действия эмитента по уменьшению такого влияния:
На сбыт Эмитентом его продукции (работ, услуг) могут негативно повлиять следующие факторы:

- ***рост числа конкурирующих компаний на рынке услуг местной телефонной связи;***
- ***изменение статуса Эмитента в сфере предоставления услуг междугородной и международной связи: с 01 января 2006 года Эмитент является оператором зоновой связи, в связи с чем в структуре доходов отсутствуют доходы от дальней связи;***
- ***усиление конкуренции на рынке услуг Интернет и Передачи Данных;***
- ***недостаточно сильная организация служб маркетинга и продаж на предприятии.***

Действия Эмитента по уменьшению такого влияния:

- ***использование имеющихся собственных сетевых ресурсов как основы для предоставления всех видов услуг;***
- ***возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети;***
- ***проведение единой маркетинговой политики в рамках региона;***
- ***использование в случае необходимости возможности перераспределения финансовых ресурсов;***
- ***проведение политики по поддержанию высокой квалификации кадров;***
- ***создание и поддержание имиджа надежного оператора;***
- ***присутствие во всех регионах Сибирского федерального округа;***
- ***внедрение новых услуг на базе существующей инфраструктуры;***
- ***использование возможности гибкого тарифного регулирования;***
- ***обмен опытом и ресурсами.***

3.2.6. Сведения о наличии у эмитента лицензий.

1. Номер: *ГС-6-54-01-27-0-5407127828-000999-1*
Дата выдачи: *21.11.2002*
Срок действия: *до 21.11.2007*
Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***строительство зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

2. Номер: *ГС -6-54-01-26-0-5407127828-001002-1*
Дата выдачи: *21.11.2002*
Срок действия: *до 21.11.2007*
Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***проектирование зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

3. Номер: ***БАР 00093***
Дата выдачи: ***31.10.2002***
Срок действия: ***до 01.10.2009***
Орган, выдавший лицензию: ***Комитет по охране окружающей среды по Алтайскому краю***
Виды деятельности: ***водопользование (на территории Алтайского края)***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

4. Номер: ***1/00612***
Дата выдачи: ***15.12.2002***
Срок действия: ***до 15.12.2007***
Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
Виды деятельности: ***деятельность по предупреждению и тушению пожаров***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

5. Номер: ***2/01092***
Дата выдачи: ***15.12.2002***
Срок действия: ***до 15.12.2007***
Орган, выдавший лицензию: ***Главное управление Государственной противопожарной службы***
Виды деятельности: ***производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

6. Номер: ***Г 926152 рег. № 1302/2002***
Дата выдачи: ***29.10.2002***
Срок действия: ***до 13.02.2007***
Орган, выдавший лицензию: ***Комитет администрации Алтайского края по здравоохранению, комиссия по лицензированию медицинской деятельности***
Виды деятельности: ***осуществление медицинской деятельности (на территории Алтайского края)***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

7. Номер: ***А № 012571 рег. № 507***
Дата выдачи: ***23.03.2004***
Срок действия: ***до 22.03.2009***
Орган, выдавший лицензию: ***Управление науки, высшего, среднего профессионального***

образования и технологий Администрации НСО
Виды деятельности: ***осуществление образовательной деятельности (Новосибирская область)***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

8. Номер: ***РХ-МН Г 839890 рег. № 00079/10/03***
Дата выдачи: ***21.10.2003***
Срок действия: ***до 21.10.2008***
Орган, выдавший лицензию: ***Министерство здравоохранения Республики Хакасия***
Виды деятельности: ***работы и услуги по предрейсовым медицинским осмотрам водителей транспортных средств***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

9. Номер: ***А № 094852 рег. № 237***
Дата выдачи: ***01.08.2003***
Срок действия: ***до 01.08.2006***
Орган, выдавший лицензию: ***Главное управление образования Омской области***
Виды деятельности: ***осуществление образовательной деятельности (Омская область)***
Прогноз эмитента относительно вероятности продления лицензии: ***отрицательный***

10. Номер: ***Б 325263 рег. № 771***
Дата выдачи: ***05.03.2004***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
Виды деятельности: ***осуществление работ с использованием сведений, составляющих государственную тайну***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

11. Номер: ***22***
Дата выдачи: ***20.10.1997***
Срок действия: ***до 20.10.2021***
Орган, выдавший лицензию: ***Федеральная служба лесного хозяйства России***
Виды деятельности: ***пользование лесным фондом в культурно-оздоровительных, туристических и спортивных целях***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

12. Номер: ***Б 341931 № 014М***
Дата выдачи: ***25.07.2005***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
Виды деятельности: ***осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

13. Номер: ***2230***
Дата выдачи: ***27.07.2005***
Срок действия: ***до 21.07.2010***
Орган, выдавший лицензию: ***Главное управление общего и профессионального образования Администрации Иркутской области***
Виды деятельности: ***образовательная деятельность по образовательным программам***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

Сведения о лицензиях на предоставление услуг связи Эмитента указаны в пункте 3.2.10. настоящего раздела Ежеквартального отчета, устанавливающего дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

3.2.7. Совместная деятельность эмитента.

Во 2 квартале 2006г. Эмитент не вел совместной деятельности.

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, управляющими компаниями или страховыми организациями

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.9. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых

Эмитент не осуществляет добычу полезных ископаемых.
Дочерние (зависимые) общества Эмитента, ведущие деятельность по добыче полезных ископаемых, отсутствуют.

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

1. **Условия осуществления деятельности в соответствии с лицензией № 23236:**
   Виды услуг связи и виды сетей, разрешенных к использованию:
   Услуги местной и внутризоновой телефонной связи сети связи общего пользования, а также телефонной связи с использованием технических средств интеллектуальной сети связи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.
   Лицензиат обязан предоставлять пользователям своей сети доступ к услугам междугородной и международной телефонной связи сети связи общего пользования.
   Предоставление услуг междугородной и международной телефонной связи осуществляется с использованием технических средств лицензиата по сети связи общего пользования через АМТС соответствующей географической зоны нумерации по договорам с оператором междугородной и международной сети связи общего пользования Российской Федерации ОАО "Ростелеком".
   Предоставление услуг внутризоновой телефонной связи допускается по сети связи лицензиата (внутри кода зоны географической нумерации ABC), если и вызывающий и вызываемый пользователи являются пользователями сети лицензиата или пользователями сети, имеющей присоединение только к сети лицензиата.
   Предоставление услуг местной и внутризоновой связи, согласно данной лицензии, с использованием радиорелейных систем передачи допускается после получения разрешения на использование рабочих частот в соответствии с отраслевыми нормативными документами.
   Допускается применение на абонентском участке радиоудлинителей и оборудования радиодоступа при наличии необходимого частотного ресурса, выделенного установленным порядком государственной радиочастотной службой при Министерстве Российской Федерации по связи и информатизации.
   Дата выдачи: ***04.10.2002***
   Срок действия лицензии: ***до 04.10.2012***
   Условия и возможность продления срока действия лицензии:
   Условиями продления срока действия лицензии является осуществление лицензиатом

своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

2. Условия осуществления деятельности в соответствии с лицензией № 23237:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной, междугородной и международной телефонной связи сети связи общего пользования на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием сети переговорных пунктов и сети таксофонов, создаваемой лицензиатом.

Таксофоны и переговорные пункты лицензиата включаются в местные телефонные сети на уровне абонентских установок.

Лицензиат имеет право использовать каналы связи и физические цепи сети связи других операторов на возмездной основе в соответствии с Гражданским кодексом.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: ***до 28.11.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общая монтированная емкость сети связи лицензиата - не менее 14681 таксофонов и 3109 переговорных пунктов, в том числе:***

- ***на территории Республики Алтай - не менее 66 таксофонов и не менее 94 переговорных пунктов;***
- ***на территории Республики Бурятия - не менее 739 таксофонов и не менее 28 переговорных пунктов;***
- ***на территории Республики Хакасия - не менее 493 таксофонов и не менее 21 переговорного пункта;***
- ***на территории Алтайского края - не менее 750 таксофонов и не менее 921 переговорного пункта;***
- ***на территории Красноярского края - не менее 1750 таксофонов и не менее 300 переговорных пунктов;***
- ***на территории Иркутской области - не менее 2012 таксофонов и не менее 296 переговорных пунктов;***
- ***на территории Кемеровской области - не менее 3095 таксофонов и не менее 188 переговорных пунктов; рской области - не менее 2599 таксофонов и не менее 676 переговорных пунктов;***
- ***на территории Новосиби***
- ***на территории Омской области - не менее 1677 таксофонов и не менее 60 переговорных пунктов;***
- ***на территории Томской области - не менее 959 таксофонов и не менее 150 переговорных пунктов;***

- *на территории Читинской области - не менее 541 таксофонов и не менее 375 переговорных пунктов.*

Срок исполнения указанных обязательств: *в течение всего срока действия лицензии.*

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

3. **Условия осуществления деятельности в соответствии с лицензией № 23228:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги передачи данных сети связи общего пользования на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Предоставление услуг передачи данных осуществляется с использованием сети передачи данных лицензиата.

Лицензиат имеет право на подключение оборудования передачи данных к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс, а также на использование каналов связи и физических цепей сети связи общего пользования.

Подключение оборудования передачи данных лицензиата к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс осуществляется только на правах абонентских установок.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость сети лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 253000 пользователей, в том числе к концу 2003 года - не менее 158000 пользователей.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

4. **Условия осуществления деятельности в соответствии с лицензией № 23229:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги по трансляции звуковых программ по сети проводного вещания на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Сеть лицензиата предназначена для вещания звуковых программ общероссийских и государственных региональных компаний.

Трансляция иных программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: *01.08.2002*

Срок действия лицензии: *до 01.08.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

5. **Условия осуществления деятельности в соответствии с лицензией № 24341:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц (СПС-900) на территории Республики Бурятия.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-900.

Сеть СПС-900, создаваемая лицензиатом, присоединяется к сети связи общего пользования Российской Федерации на междугородном уровне в соответствии с Генеральной схемой создания и поэтапного развития федеральной сети подвижной радиотелефонной связи общего пользования России стандарта GSM.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: ***до 01.07.2006***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

6. **Условия осуществления деятельности в соответствии с лицензией № 23230:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление пользователям местных, междугородных каналов и трактов связи, каналов подачи программ телевидения, звукового вещания, физических цепей для передачи сигналов электросвязи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край,

Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление пользователям каналов, трактов связи и физических цепей допускается для организации сетей связи при наличии у их владельцев соответствующих лицензий Министерства Российской Федерации по связи и информатизации (Министерства связи Российской Федерации, Государственного комитета Российской Федерации по связи и информатизации, Государственного комитета Российской Федерации по телекоммуникациям), а также для организации абонентских линий с целью получения доступа к различным сетям связи в соответствии с правилами их построения, и для внутрипроизводственных сетей, не предоставляющих услуг связи на возмездной основе, в том числе имеющих выход на сеть связи общего пользования.

Предоставление каналов связи и физических цепей для организации абонентских и соединительных линий местных телефонных сетей допускается только в пределах территории соответствующих географических зон нумерации ABC ab.

Дата выдачи: *28.11.2002*

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общее количество организуемых лицензиатом каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов:***

- ***на территории Республики Алтай - не менее 71;***
- ***на территории Республики Бурятия - не менее 452;***
- ***на территории Республики Хакасия - не менее 96;***
- ***на территории Алтайского края - не менее 1813;***
- ***на территории Красноярского края - не менее 548;***
- ***на территории Иркутской области - не менее 316;***
- ***на территории Кемеровской области - не менее 262;***
- ***на территории Новосибирской области - не менее 1989;***
- ***на территории Омской области - не менее 303;***
- ***на территории Томской области - не менее 49;***
- ***на территории Читинской области - не менее 333.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

7. **Условия осуществления деятельности в соответствии с лицензией № 23238:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс) на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг телеграфной связи осуществляется с использованием технических средств лицензиата. Монтированная емкость телеграфных средств коммутации и передачи, принадлежащих лицензиату, должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории.

Дата выдачи: *14.11.2002*

Срок действия лицензии: *до 14.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

8. **Условия осуществления деятельности в соответствии с лицензией № 23239:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телематических служб сети связи общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг осуществляется с использованием технических средств телематических служб лицензиата.

Дата выдачи: ***29.08.2002***

Срок действия лицензии: ***до 29.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость телематических служб лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 115000 пользователей, в том числе к концу 2003 г. не менее 61000 пользователей.***

Пропускная способность телематической службы передачи речевой информации лицензиата должна обеспечивать к концу срока действия лицензии возможность организации не менее 960 одновременных разговоров, в том числе к концу 2003 г. не менее 480 одновременных разговоров.

Число пользователей, которые могут одновременно участвовать в сеансах аудиоконференцсвязи и видеоконференцсвязи не менее 319.

Количество ПКЛ к концу срока действия лицензии - не менее 381, в том числе к концу 2003 г. - не менее 266.

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается,***

однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.

9. **Условия осуществления деятельности в соответствии с лицензией № 23234:**
Виды услуг связи и виды сетей, разрешенных к использованию:
Услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Республики Хакасия.
Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-450.
Дата выдачи: ***28.11.2002***
Срок действия лицензии: ***до 01.07.2006***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

10. **Условия осуществления деятельности в соответствии с лицензией № 25790:**
Виды услуг связи и виды сетей, разрешенных к использованию:
Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 1800 МГц (СПС-1800) на территории Республики Бурятия.
Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-1800.
Дата выдачи: ***11.04.2003***
Срок действия лицензии: ***до 11.04.2013***
Условия и возможность продления срока действия лицензии:
Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.
Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***
Срок исполнения указанных обязательств: ***данных обязательств нет.***
Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***
Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***
Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

11. **Условия осуществления деятельности в соответствии с лицензией № 20412:**
Виды услуг связи, разрешенных к использованию:

Услуги по трансляции телевизионных и звуковых программ на территории Алтайского края.

Дата выдачи: *31.10.2002*

Срок действия лицензии: *до 10.12.2006*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

12. Условия осуществления деятельности в соответствии с лицензией № 30291:

Виды услуг связи, разрешенных к использованию:

Услуги по трансляции телевизионных и звуковых программ на территории г. Новосибирска.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

13. Условия осуществления деятельности в соответствии с лицензией № 30216:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Томской области.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.12.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная емкость сети на территории, указанной в данной лицензии, должна составлять по годам: на 31.12.2007 г. – 10 000 номеров, на 31.12.2013 г. – 30 000***

номеров.

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

14. Условия осуществления деятельности в соответствии с лицензией № 8123:

Виды услуг связи, разрешенных к использованию:

Осуществление эфирного радиовещания СМИ «Радиовестник Кузбасса» в г. Гурьевск, Мариинск, Осинники и Топки Кемеровской области.

Дата выдачи: ***13.02.2004***

Срок действия лицензии: ***до 13.02.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

15. Условия осуществления деятельности в соответствии с лицензией № 32170:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания на территории Томской области.

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 02.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

16. Условия осуществления деятельности в соответствии с лицензией № 32171:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания (на территории Иркутской области)

Дата выдачи: *31.05.2005*

Срок действия лицензии: *до 27.05.2008*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

17. Условия осуществления деятельности в соответствии с лицензией № 31613:

Виды услуг связи, разрешенных к использованию:

Телематические услуги связи (на территории Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО)

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

18. Условия осуществления деятельности в соответствии с лицензией № 31614:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием средств коллективного пользования на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

19. Условия осуществления деятельности в соответствии с лицензией № 31615:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием таксофонов на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

20. Условия осуществления деятельности в соответствии с лицензией № 31616:

Виды услуг связи, разрешенных к использованию:

Услуги телеграфной связи на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

21. Условия осуществления деятельности в соответствии с лицензией № 8986:

Виды услуг связи, разрешенных к использованию:

Осуществление телевещания СМИ «Мариинск-ТВ» в г. Мариинске Кемеровской области

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 18.01.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

22. Условия осуществления деятельности в соответствии с лицензией № 33053:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Осинники, Топки, Гурьевск Кемеровской области.

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 13.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

23. Условия осуществления деятельности в соответствии с лицензией № 33052:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей кабельного вещания в г. Бердск Новосибирской области

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 15.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные***

обстоятельства).

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

24. Условия осуществления деятельности в соответствии с лицензией № 35007:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Мариинске и Новокузнецке Кемеровской области

Дата выдачи: ***14.09.2005***

Срок действия лицензии: ***до 18.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

25. Условия осуществления деятельности в соответствии с лицензией № 36290:

Виды услуг связи, разрешенных к использованию:

Предоставлять услуги по трансляции телевизионных и звуковых программ на территориях Читинской, Новосибирской, Кемеровской областей, Алтайского края

Дата выдачи: ***03.11.2005***

Срок действия лицензии: ***до 03.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства)***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

26. Условия осуществления деятельности в соответствии с лицензией № 37355:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Республика Бурятия, Омская область, Кемеровская область.

Сеть связи лицензиата создается с использованием оборудования радиотелефонной связи, работающего в диапазоне 330МГц.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: *до 28.11.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

27. Условия осуществления деятельности в соответствии с лицензией № 37356:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Алтайский край, Иркутская область, Томская область.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

28. Условия осуществления деятельности в соответствии с лицензией № 36761:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Томской области.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС 450

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

29. Условия осуществления деятельности в соответствии с лицензией № 36762:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети общего пользования на территории Красноярского края

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

30. Условия осуществления деятельности в соответствии с лицензией № 40114:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по передаче данных, за исключением услуг связи по передаче данных для целей передачи голосовой информации на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

31. Условия осуществления деятельности в соответствии с лицензией № 40115:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по предоставлению каналов связи на территориях автономных округов.

Дата выдачи: *11.04.2006*

Срок действия лицензии: *11.04.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

32. Условия осуществления деятельности в соответствии с лицензией № 41552:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых програм по сетям кабельного телевидения на территории Иркутской области.

Пользователям должна быть обеспечена подача транслируемых в эфире програм общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) програм возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

б) Сети связи.

<u>Местная телефонная сеть.</u>

На местных телефонных сетях на 30.06.2006г. в филиалах ОАО «Сибирьтелеком» в эксплуатации – 4 510 телефонных станций общей монтированной емкостью – 4 393,2 тыс. номеров, в том числе:

- на городских телефонных сетях – 796 АТС емкостью – 3 598,2 тыс. номеров

- на сельских телефонных сетях – 3 714 АТС емкостью – 795 тыс. номеров

На местных телефонных сетях эксплуатируется как аналоговое, так и цифровое коммутационное оборудование:

- 3 374 координатных АТС емкостью - 1 391,3 тыс. номеров

- 195 квазиэлектронных АТС емкостью - 249,5 тыс. номеров
- 941 электронных АТС емкостью - 2 752,4 тыс. номеров

Внутризоновая первичная сеть

Внутризоновая первичная сеть ОАО «Сибирьтелеком» построена по радиальному принципу в каждой зоне нумерации на кабельных (медных и оптических) воздушных и радиорелейных линиях. По состоянию на 30.06.2006г.

Протяженность кабельных внутризоновых линий передач -	***19 554,9 км.***
в том числе:	
- по волоконно-оптическому	***10 078 км.***
Протяженность радиорелейных линий передачи -	***4 209,2 км.***
из них:	
-цифровых	***1 416,9 км.***
Протяженность воздушных передач -	***3 018,4 км.***
Протяженность образованных каналов внутризоновой первичной сети –	***103 612 тыс. канало-км.***
из них:	
- по воздушным линиям передачи -	***57,4 тыс. канало-км.***
- по кабельным -	***101 964,7 тыс. канало-км.***
из них:	
- по волоконно-оптическому кабелю -	***101 043,3 тыс. канало-км.***
- по радиорелейным	***1 553,8 тыс. канало-км.***
- по спутниковым	***17,1 тыс. канало-км.***
Протяженность каналов, образованных цифровыми системами передачи -	***102 449,9 тыс. канало-км.***
в том числе:	
-синхронной цифровой иерархии	***101 212,4 тыс.кан.-км.***
-плезиохронной цифровой иерархии -	***1 237,5 тыс.кан.-км.***

Телефонная сеть - не выделенная

Планируется оказание в создаваемой сети услуг интеллектуальной сети связи

Присоединения:

К сети общего пользования

Уровень присоединения к сети ТФОП по каждому региону - ТФОП

Сети передачи данных

Инфраструктура сетей передачи данных состоит из нескольких взаимоувязанных сетей работающих по различным протоколам. В настоящее время ОАО "Сибирьтелеком" эксплуатирует сети передачи данных со следующими сетевыми технологиями:

- ***X.25 (Оборудование Telenet, ИАС, Telematics)***
- ***Frame Relay (Cascade, RAD, Cisco)***
- ***ATM (Cisco, Alcatel, Huawei)***
- ***MetroEthernet (Cisco)***
- ***IP/MPLS (Cisco)***

Строительство (модернизация/расширение) новых фрагментов инфраструктуры сети передачи данных осуществляется исходя из требования мультисервисности – современная сеть передачи данных должна обладать функциями универсальности: переносить разнородный трафик(голос/видео/данные) с заданными параметрами качества обслуживания

и уровнем конфеденциальности. На базе такой сетевой инфраструктуры оказываются как услуги доступа к Интернет, так и услуги построения виртуальных частных сетей VPN для корпоративных клиентов. Для построения таких сетей используются следующие технологии:

- *IP/MPLS/MetroEthernet для строительства сетей в крупных населенных пунктах (не менее 10 тыс. жителей) или организация высокоскоростных (более 1 Гб/с) магистральных каналов передачи данных.*
- *ATM/Frame Relay для строительства внутризоновых сетей, обьединяющих небольшие населенные пункты с организацией низкоскоростных (2-16 Мбит/с) каналов передачи данных.*

Городские и областные мультисервисные сети действуют в городах и районах Иркутской, Кемеровской, Новосибирской областей, в Алтайском крае, в г.Красноярск.

Устаревшие (устаревшая сетевая технология или физический износ оборудования) сети передачи данных (например X.25) постепенно модернизируются с использованием многопротокольных маршрутизатров (в случае износа) или демонтируются в случае перехода/перевода абонентов данных сетей на использование более современных сетевых технологий.

В качестве оборудования доступа (выделенные линии) на сетях передачи данных используются как модемное оборудование (пр-ва ф. Натекс, Кроникс, Shmidt Telecom, Tainet, Зелакс и др.), поддерживающее различные виды xDSL, так и xDSL концентраторы (новые строящиеся сети) поддерживающие протоколы ADSL/G.SHDSL производства Zyxel, Alcatel, Huawei, Cisco.

Услуги коммутируемого доступа оказываются с использованием современного мультипротокольного оборудования (пр-ва Cisco Systems и Lucent), обеспечивающего подключение к ТфОП по цифровым стыкам E1, в т.ч. и ISDN PRI, поддерживающим технологии V.90/V.92 (V.34 в случае использования на малых сетях). используемые концентраторы коммутируемого доступа поддерживают работу в режиме медиа-шлюзов IP-телефонии, что позволяет использовать данное оборудование для предоставления услуг, основанных на технологии VoIP.
Общее количество задействованных портов доступа xDSL 19578 шт., Dialup (коммутируемый доступ) 13125 шт.

Телеграфная сеть
Организована на базе электронной станции коммутации каналов EDXS фирмы «Сименс» объединенного типа АТ/Телекс (сеть абонентского телеграфирования) и ЦКС-Т2-РН (сеть ТгОП).
Число телеграфных каналов всех видов, образованных каналообразующей аппаратурой - 8 139 в том числе:

- *магистральных – 1 288 каналов*
- *внутриобластных и внутрирайонных – 6 851 канал*

Число телеграфных связей всего – 2 427,5
в том числе:

- *по системе коммутации каналов (КК) – 776,5*
- *по системе коммутации сообщений (КС) – 1 430,5*
- *по системе АТОЛ – 220,5*

Сеть АТ/Телекс
Коммутационное оборудование - станция КК EDXS объединенного типа AT/TLX.
Абоненты РУС включены в станцию КК по схеме удаленного абонента, с использованием телеграфной каналообразующей аппаратуры тонального телеграфирования типа ТТ-144, ТТ-48 и ТТ-12.
В Красноярском филиале в 2005 году заменена станция АТА ПСПД на «СТИН», в Новосибирском филиале ведутся монтажные работы по замене оборудования КК EDXS на «Вектор».
На городском участке для подключения абонентов используется телеграфная

каналообразующая аппаратура типа ТТ-144, ТТ-48, ТТ-24, ТВУ-12М и ТВУ-15. Остальные абоненты подключены к станции по физическим (прямым) проводам.
На магистральных межстанционных участках в качестве каналообразующей аппаратуры используется: выделенная аппаратура станции КК EDXS (мультиплексоры), ТТ-144, ТВР – 155, аппаратура СКАТ-1000 X.25.

Задействованная емкость станций КК – 1 334 номеров

Число оконечных установок – 1 886 ед.

Задействованная емкость интегрированных станций КС+КК – 1 889 номеров

Сеть ТгОП

На магистральном участке каналы 2-х межцентровых связей организованы на аппаратуре СКАТ-1000 X.25, каналы остальных связей – с помощью каналообразующей аппаратуры ТТ-144 и ТВР.
На внутриобластном и городском участках – та же аппаратура, что и на сети AT/TX.

Междугородная сеть

В ОАО «Сибирьтелеком» - 16 междугородних телефонных станций, в том числе по региональным филиалам:

1. *Бурятский филиал* - 2
2. *Иркутский филиал* - 1
3. *Кемеровский филиал* - 4
4. *Красноярский филиал* - 2
5. *Алтайский филиал* - 1
6. *Горно-Алтайский филиал* - 1
7. *Омский филиал* - 1
8. *Читинский филиал* - 1
9. *Томский филиал* - 1
10. *Хакасский филиал* - 1
11. *Новосибирский филиал* - 1

Сотовая сеть стандартов NMT-450 , GSM-1800, 900

	Улан-Удэнская сотовая сеть		Хакасская сотовая сеть		"Томсктелеком"	
	Тип	Количество	Тип	Количество	Тип	Количество
Частотный ресурс	900 МГц	29 ном.	450 МГц	32 ном.	450 МГц	192 дуплексные пары
	1800 МГц	40 ном				
Коммутатор	Huawei MSC 3.3 (емкость 200 000)	1	Ericsson AXE10 (емкость 10 000)	1	Ericsson AXE-10 (ёмкость 10 000)	2
Базовые станции	HUAWEI BTS312	133	Ericsson RS4000	2	Ericsson RS-4000	12
			-	-	DAMM	9
Релейные станции	МИК-РЛ15	3	-	-	BD-34	17
	Флокс	0	-	-	-	-
Модемы	OLENCOM-H3900	35комп.(70 шт.)	-	-	-	-
	МОРИОН TE-5930	2комп.(4шт)				

Арендованные каналы:

Арендатор	*Арендодатель*	*№договора, срок действия*	*Характеристики каналов*
Хакасский филиал	*ОАО «Ростелеком»*	*№1-17-07 от о5.01.97г. с автоматическим продлением до момента расторжения*	*Аналоговые (по ВГ, ПГ)*
Томский филиал	*ОАО «Востокгазпром»*	*№61 от 27.05.02г. не ограничен*	*цифровые (по Е1)*
	ОАО «Связьтранснефть»	*№374 от 31.12.04г. не ограничен*	*цифровые (Е1)*
Алтайский филиал	*ОАО «Ростелеком»*	*№1-05 от 31.03.97г. на 1 год с автоматическим продлением до момента расторжения*	*аналоговые (ПГ)*
	ФГУП РТРС	*№14/04-э от 14.01.04г. на 1 год с автоматическим продлением до момента расторжения*	*ТЛФ ствол (аналоговый, оцифрован РФ)*
Кемеровский филиал	*ОАО «Ростелеком»*	*№1-04 от 31.03.97г. с автоматическим продлением до момента расторжения*	*аналоговые (по ВГ, ПГ)*
	ЗАО «ЗапСибТрансТелеком»	*№300/02-ЗСТТК от 11.10.02г. на 1 год с пролонгацией*	*цифровые (по Е1)*
Горно-Алтайский филиал	*ГУ РА «Элтелком»*	*№51 от 26.10.04г. на 1 год с пролонгацией*	*аналоговые (по ПГ, поканально)*
	РТПЦ РА	*№2-2002РРЛ от 12.02.02г. на 1 год с пролонгацией*	*аналоговые (по ПГ)*
	ЗАО «ССС-900»	*№59 от 07.10.03г. на 1 год с пролонгацией*	*цифровые (Е1)*
Иркутский филиал	*ОАО «Ростелеком»*	*№3-12-10 от 19.02.02г. до момента расторжения*	*аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)*
	ЗАО «Востоксвязь»	*№4-УСА-2001 от 03.01.01г. на 3 года с автоматическим продлением*	*аналоговые (по ВГ)*
	ЗАО «Компания ТрансТелеком»	*№MS000102 от 11.05.01г. на 3 года с автоматическим продлением*	*цифровые (по Е1)*
	ООО «Иркутск энергосвязь»	*№ 1745 от 31.12.04г. до 01.01.2010г. №1395 от 01.07.04г. на 3 года с автоматическим продлением*	*цифровые (по Е1)*
	ООО «СЦ СОВИНТЕЛ»	*№1/2721 от 05.07.00г., №1/2720 от 05.07.00г., №1/3664 от 12.11.01г., №Vb206 от 01.12.03г., №VK953 от 18.11.04г., №VK951 от 26.11.04г. на 3 года с автоматическим продлением*	*цифровые (по ОЦК)*
Красноярский филиал	*ОАО «Ростелеком»*	*№1-17-08 от21.04.97г. до*	*аналоговые (по ВГ, ПГ, оканально)*
	ККРТПЦ	*№11Э/02 от 26.06.01г. до 31.12.02г. с пролонгацией, №143 от 21.08.03г.до 31.12.03г. с пролонгацией, №03/40 от 18.03.02г. на 5 лет с пролонгацией*	*Аналоговые (поканально), цифровые (по Е1)*
	ЗАО «РУСТЕЛ»	*№К017/03 от 24.01.03г.на 1 год с пролонгацией*	*Цифровые (по Е1)*
	КБ «ИСКРА»	*№889 от 09.01.01г. до*	*аналоговые*

		31.12.01г. с пролонгацией №1753 от 01.06.03г. до 31.12.03г. с пролонгацией, №1533 от 10.11.02г. до 31.12.03г. с пролонгацией	(поканально), цифровые (по ОЦК)
Омский филиал	ОАО «Ростелеком»	№1-01 от 1997г. до момента расторжения	аналоговые (по ВГ)
	ФГУП «РТРС» Омский филиал ОРТПЦ	№1-02 от 15.01.01г. до момента расторжения	аналоговые (по ВГ), цифровые (ВЦТ)
Читинский филиал	ОАО «Ростелеком»	№1-12-12 от 22.01.01г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально)
	ЗАО «Телепорт-ТП»	№504 от 02.03.98г. не ограничен	анаговые (поканально), цифровые (по Е1)
	ОАО «Российские железные дороги»	№38 от 01.03.03г., №31 от 30.01.04г., №35 от 03.09.04г., №43от 04.01.05г. не ограничен	аналоговые (лт, поканально)
	ЗАО «Компания Транстелеком»	№СТ000045 от 23.05.03г. не ограничен	цифровые (по Е1)
	ОАО «Читаэнерго»	№ нет от 12.01.05г. не ограничен	цифровые (по Е1)
Бурятский филиал	ОАО «Ростелеком»	№1-12-11 от 17.09.02г. на неопределенный срок	Аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Компания Транстелеком»	№24-05/2 от 01.09.03г. на 1 год пролонгацией	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№VG262 от 19.06.03г., №AF232 от 05.03.03г на неопределенный срок	цифровые (ОЦК)
	ЗАО «Востоксвязь»	№2а-УСА-2003 от 03.01.03г. на 1 год с пролонгацией	цифровые (по Е1)
	ИП «Седов»	№03/РБ-02 от 12.03.04г. на неопределенный срок	цифровые (по Е1)
Новосибирский филиал	ООО «Сибирь-Сигнал»	№5/С/03 от 19.12.03г. на 5 лет	ТЛФ ствол (аналоговый, оцифрован РФ)

3.3. Планы будущей деятельности эмитента.

Краткое описание планов эмитента в отношении будущей деятельности и источников будущих доходов:

Долгосрочной маркетинговой целью ОАО "Сибирьтелеком" является удержание лидирующих позиций на рынках услуг проводной местной и зоновой телефонии, удержание доминирующих позиций на рынках услуг Интернет и ПД, обеспечение надежного присутствия и постепенное расширение участия аффилированных структур на рынке услуг мобильной связи Сибирского Федерального округа.

Основные задачи в рамках выполнения стратегической цели:

- удержание не менее 80% рынка услуг проводной местной телефонии за счет дальнейшего увеличения номерной емкости телефонных сетей. Повышение качества обслуживания потребителей за счет постепенного увеличения цифровизации сети. Применение для удовлетворения спроса на услуги голосовой телефонии технологий беспроводного доступа (прежде всего, DECT) на сети общего пользования;

- повышение доходности услуг традиционной телефонии за счет расширения спектра предоставляемых услуг, в т. ч. ДВО, услуг интеллектуальных сетей, информационно-справочных услуг;

- удержание не менее 80% рынка услуг зоновой связи, деятельность на рынке м/г и м/н связи в качестве агента национальных операторов, повышения гибкости и совершенствования

служб продаж, работы с корпоративными клиентами, внедрения услуг ip-телефонии, а также активного продвижения услуг ip-телефонии для населения;

- *завоевание и удержание не менее 50% рынка услуг передачи данных и доступа к Интернет за счет развития инфраструктуры сетей доступа, использования взаимоувязанных магистральных транспортных сетей ОАО "Сибирьтелеком" и широкого применения технологий проводного (ADSL, SHDSL) и беспроводного (Wi-Fi, Wi-Max) широкополосного абонентского доступа;*
- *обеспечение участия Общества на рынке услуг сотовой связи с долей рынка 25% путем дальнейшего развития сотового бизнеса в филиалах, работающих в настоящее время на данном рынке, а также дочернего бизнеса; возможность для реализации такого решения обуславливается грядущим переходом к стандартам мобильной связи 3-го поколения, что в некоторой степени поднимает шансы ОАО Сибирьтелеком" на данном рынке.*

Доля, занимаемая Эмитентом на основных рынках по состоянию на 30.06.2006г.:

Рынок	*Доля Эмитента на рынке услуг связи (по доходам)*
Местная телефонная связь	*79%*
Доступ в Интернет	*47%*
Сотовая (мобильная) связь (с учетом зависимых Обществ)	*19%*

Планы, касающиеся разработки новых видов продукции:

В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет по технологии ADSL (торговая марка Webstream), сети ISDN, IP-телефонии, интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.

Эмитент не планирует изменение основного вида деятельности.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

1. Организация: ***Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"***

Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является учредителем Некоммерческого партнерства "Центр исследования проблем развития телекоммуникаций", расположенного адресу: Москва, ул. Плющиха, д.55,стр. 2.***

Функции эмитента в данной организации:

ОАО "Сибирьтелеком" принимает активное участие в таких видах деятельности Партнерства, как:

- ***исследование проблем развития телекоммуникационной отрасли;***
- ***разработка проектов нормативно-правовых актов, методических рекомендаций и иных документов;***
- ***оказание консультационного и иного содействия организациям связи по различным аспектам деятельности;***
- ***представление и защита прав и интересов членов Партнерства и иных хозяйствующих субъектов связи в государственных органах и иных организациях.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

2. Организация: ***Ассоциация "Сибдальсвязь"***

Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является участником Ассоциации "Сибдальсвязь", расположенной по адресу: г. Иркутск, ул. Богаткова , 8.***

Функции эмитента в данной организации:

Эмитент принимает участие в рабочих заседаниях Ассоциации по вопросам:

- ***развитие связи Сибири и Дальнего Востока;***

- *разработка предложений и конкретных рекомендаций по укреплению экономического положения предприятий связи, по решению социальных и экологических проблем, взаимоотношения предприятий и местных органов;*
- *внедрения в производство нового хозяйственного механизма, перспективных информационных технологий в области электросвязи;*
- *оказание содействия в решении проблем развития связи Сибири и Дальнего Востока, обеспечение социальной защиты производственных коллективов и их руководителей, получение прибыли.*

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной ассоциации с 1990 года.***

3. Организация: ***Ассоциация управления качеством связи и информатизации "Международный конгресс качества телекоммуникаций"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации:

Эмитент принимает участие в:

- ***Международных форумах, конференциях, симпозиумах, семинарах, выставках***
- ***в выполнении договорных работ, поручаемых Ассоциацией;***
- ***получении информационного бюллетеня Ассоциации;***
- ***получении информационной, нормативно-правовой, методической и технической документации, предоставляемой и распространяемой Ассоциацией;***
- ***размещении в материалах Ассоциации информации о мероприятиях, проводимых организациями и др.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004г.***

4. Организация: ***Международная Ассоциация GSM***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2003 года.***

5. Организация: ***Межрегиональная ассоциация руководителей предприятий***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Функции Эмитента - объединение руководителей и коллективов предприятий, расположенных в Сибирском регионе, для повышения эффективности их деятельности и взаимодействия с органами власти.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

6. Организация: ***Некоммерческое партнерство "Сибирская Объединённая Международная Академия Информатизации"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Эмитент принимает участие в работе органов управления организации в соответствии с уставом организации.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

7. Организация: ***Некоммерческое партнерство "Объединение специалистов по связям с инвесторами"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Участие в мероприятиях, направленных на объединение профессионалов в области связей с инвесторами.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

8. Организация: *Союз промышленников и предпринимателей Республики Бурятия*
Роль (место) эмитента в данной организации: *Эмитент является членом данной организации.*
Функции эмитента в данной организации: ***Функции Эмитента - объединение представителей промышленных и предпринимательских структур для лоббирования общих интересов в органах власти всех уровней, направленных на создание условий для успешной деятельности при проведении экономической реформы.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004 года.***

9. Организация: ***Негосударственное образовательное учреждение "Институт радиоэлектроники, сервиса и диагностики"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - улучшение подготовки специалистов и расширения номенклатуры профессий по направлениям радиотехники, приборостроения и связи.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 1997 года.***

10. Организация: ***Некоммерческое партнерство "Информация и технологии"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***участие в реализации целевых программ в сфере информации и коммуникации, ведение бизнеса в рамках сотрудничества.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 2005г.***

3.5. Дочерние и зависимые хозяйственные общества эмитента.

1. Полное фирменное наименование: ***закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм"***
Сокращённое фирменное наименование: ***ЗАО "СтеК Джи Эс Эм"***
Вид деятельности: ***Сотовая связь, стандарта GSM 900/1800***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0 %***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Левин Дмитрий Николаевич

Персональный состав Совета директоров:
Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,000008*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Куприянов Юрий Геннадьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,0005 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган

Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,000008 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

2. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская телекоммуникационная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтел"***
Вид деятельности: ***Предоставление услуг местной телефонной связи***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Набока Александр Иванович
Год рождения: *1972*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

3. Полное фирменное наименование: *закрытое акционерное общество "Енисейтелеком"*
Сокращённое фирменное наименование: *ЗАО "ЕТК"*
Вид деятельности: *Сотовая связь, стандартов GSM 900/1800, IMT-MC 450*
Место нахождения: *660020, г. Красноярск, ул. Качинская, 20*
Доля эмитента в уставном капитале общества: *100 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *100%*
Значение общества для деятельности эмитента: *Развитие сотового бизнеса*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 50 %*
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Никулин Анатолий Иванович

Персональный состав Совета директоров:
Гришко Николай Александрович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,00045 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Левин Дмитрий Николаевич
Год рождения: *1966*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Никулин Анатолий Иванович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,104 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,137 %*

Пирожков Сергей Михайлович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Полищук Павел Викторович
Год рождения: *1977*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Коллегиальный исполнительный орган (правление, дирекция):
Безрукова Галина Доремидонтовна
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Беленький Валерий Григорьевич
Год рождения: *1963*

Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Горецкая Юлия Сергеевна
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ткаченко Сергей Павлович
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ульянцев Владимир Ювенальевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

4. Полное фирменное наименование: ***закрытое акционерное общество "Байкалвестком"***
Сокращённое фирменное наименование: ***ЗАО "БВК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров - Никулин Анатолий Иванович

Персональный состав Совета директоров:
Козин Владимир Владимирович
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004%***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Шаповалов Владимир Николаевич

Димова Светлана Васильевна
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Кузнецов Михаил Владимирович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0078 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

5. Полное фирменное наименование: ***закрытое акционерное общество "ЧитаНЭТ"***
Сокращённое фирменное наименование: ***ЗАО "ЧитаНЭТ"***
Вид деятельности: ***Передача данных, услуги Интернет***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности общества: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***

Органы управления:

Совет директоров (наблюдательный совет)

Председатель Совета директоров – Алексеев Валерий Петрович

Персональный состав Совета директоров:

Алексеев Валерий Петрович

Год рождения: ***1956***

Доля данного лица в уставном капитале эмитента: ***0,0354*** %

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0443 %***

Бодрова Елена Михайловна

Год рождения: ***1963***

Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович

Год рождения: ***1977***

Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович

Год рождения: ***1972***

Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Симаков Сергей Иванович

Год рождения: ***1957***

Доля данного лица в уставном капитале эмитента: ***0,00995*** %

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,012 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:

Антропов Владимир Николаевич

Год рождения: ***1968***

Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

6. Полное фирменное наименование: ***открытое акционерное общество "Региональные информационные сети"***

Сокращённое фирменное наименование: ***ОАО "РИНЕТ"***

Вид деятельности: ***Услуги Интернет***

Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн.304А***

Доля эмитента в уставном капитале общества: ***100 %***

Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***

Значение общества для деятельности эмитента: ***Контроль рынка связи***

Доля общества в уставном капитале эмитента: ***0 %***

Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***

Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***

Органы управления:

Совет директоров (наблюдательный совет)

Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подоляиченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рыжов Владимир Анатольевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

7. Полное фирменное наименование: ***закрытое акционерное общество "АТС-32"***
Сокращённое фирменное наименование: ***ЗАО "АТС-32"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале общества: ***93,94 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***93,94 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:
Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ковальков Владимир Васильевич
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Чичиков Александр Константинович
Год рождения: *1947*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шаповалов Владимир Николаевич
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0,0078 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0069 %*

Ширшов Олег Петрович
Год рождения: *1957*
Доля данного лица в уставном капитале эмитента: *0,0033 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,004 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Майба Владимир Васильевич
Год рождения: *1953*
Доля данного лица в уставном капитале эмитента: *0,00035 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00047 %*

8. Полное фирменное наименование: ***открытое акционерное общество "НГТС-Пэйдж"***
Сокращённое фирменное наименование: ***ОАО "НГТС-Пэйдж"***
Вид деятельности: ***Пейджинговая связь***
Место нахождения: ***г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале общества: *72,7 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *72,7%*
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что годовое общее собрание акционеров не было проведено в установленные законом сроки. Внеочередным общим собранием акционеров принято решение о ликвидации общества.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Литвишко Сергей Алексеевич (председатель ликвидационной комиссии)
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

9. Полное фирменное наименование: *закрытое акционерное общество "Регион-сеть"*
Сокращённое фирменное наименование: *ЗАО "Регион-сеть"*
Вид деятельности: *Услуги связи CDMA*
Место нахождения: *г. Новосибирск, ул.Добролюбова,12*
Доля эмитента в уставном капитале общества: *66 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *66%*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 50 %*
Органы управления:

Совет директоров (наблюдательный совет) – *не предусмотрен уставом юридического лица*

Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Миховский Даниил Валерьевич
Год рождения: *1983*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

10. Полное фирменное наименование: *открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком"*
Сокращённое наименование: *ОАО "АК Мобилтелеком"*
Вид деятельности: *Услуги Интернет, передача данных, пейджинговая связь*
Место нахождения: *г. Улан-Удэ, ул. Сухэ-Батора, 7*
Доля эмитента в уставном капитале общества: *64,99 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *64,99 %*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0,0003140 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0,0004 %*
Основание признания общества дочерним по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 50 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Здаров Андрей Валентинович

Персональный состав Совета директоров:
Волевич Михаил Аркадьевич
Год рождения: *1961*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Здаров Андрей Валентинович
Год рождения: *1963*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ноздрин Алексей Владимирович
Год рождения: *1977*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подольская Алла Николаевна
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Щукин Вячеслав Николаевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Изотов Алексей Викторович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

11. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская инвестиционная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтинком"***
Вид деятельности: ***Торгово-посредническая деятельность***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале общества: ***62,5 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***62,5 %***
Значение общества для деятельности эмитента: ***финансовое вложение с целью получения прибыли***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Поливкин Фёдор Павлович
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

12. Полное фирменное наименование: *закрытое акционерное общество "ТелеРосс-Новосибирск"*
Сокращённое фирменное наименование: *ЗАО "ТелеРосс-Новосибирск"*
Вид деятельности: *Телефонная связь, передача данных, услуги Интернет (Golden Telecom)*
Место нахождения: *г. Новосибирск, ул. Ленина, 12*
Доля эмитента в уставном капитале общества: *50 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *50 %*
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Кудрявцев Александр Георгиевич

Персональный состав Совета директоров:
Бутенко Анатолий Иванович
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,0004 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Кудрявцев Александр Георгиевич
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Патока Андрей Евгеньевич
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Балаш Валерий Александрович
Год рождения: ***1944***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

13. Полное фирменное наименование: *закрытое акционерное общество "Новоком"*
Сокращённое фирменное наименование: *ЗАО "Новоком"*
Вид деятельности: *Местная телефонная связь, услуги Интернет*
Место нахождения: *г. Новосибирск, ул. Октябрьская, 17*
Доля эмитента в уставном капитале общества: *50 %*
Доля обыкновенных акций общества, принадлежащих эмитенту: *50 %*
Значение общества для деятельности эмитента: *Контроль рынка связи*
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: *Доля Эмитента в уставном капитале общества более 20 %*
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Колпаков Александр Сергеевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Пономаренко Борис Федосеевич
Год рождения: ***1940***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пономаренко Михаил Борисович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коняхина Елена Васильевна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - **не** ***предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Нехаев Александр Львович
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

14. Полное фирменное наименование: ***закрытое акционерное общество "АТС-41"***
Сокращённое фирменное наименование: ***ЗАО "АТС-41"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***Иркутская область, г. Братск, ул. Мира, 27***
Доля эмитента в уставном капитале общества: ***49,91 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***49,91 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Ноздрин Владимир Викторович
Год рождения: **1950**
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Рерих Владимир Викторович
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,0007 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00025 %***

Силяков Виталий Иванович
Год рождения: ***1947***
Доля данного лица в уставном капитале эмитента: ***0,0127 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0163 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Шерашов Юрий Валентинович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0,00033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Аганин Алексей Алексеевич
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

15. Полное фирменное наименование: ***открытое акционерное общество "Иркутская расчетная палата"***
Сокращённое фирменное наименование: ***ОАО "ИРП"***
Вид деятельности: ***услуги Интернет***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале общества: ***34 %***

Доля обыкновенных акций общества, принадлежащих эмитенту: *34 %*
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Козинцев Александр Анатольевич
Год рождения: ***1945***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

16. Полное фирменное наименование: ***закрытое акционерное общество "Желтые страницы - Томсктелеком"***
Сокращённое фирменное наименование: ***ЗАО "Желтые страницы - Томсктелеком"***
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Томск, ул. Кулева, 32***
Доля эмитента в уставном капитале общества: ***33,3 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***33,3 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Майофис Аркадий Исаевич

Персональный состав Совета директоров:
Жуков Леонид Михайлович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Майофис Аркадий Исаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Попов Виталий Федорович
Год рождения: ***1948***
Доля данного лица в уставном капитале эмитента: ***0,0689 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0913 %***

Вайс Валентина Николаевна
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0,00064 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Лысенко Юрий Николаевич
Год рождения: ***1965***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гердт Андрей Робертович
Год рождения: ***1965***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Портнов Константин Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Портнов Константин Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

17. Полное фирменное наименование: ***открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области"***
Сокращённое фирменное наименование: ***ОАО "ЦСиТКСН"***
Вид деятельности: ***Местная и внутризоновая телефонная связь***
Место нахождения: ***г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале общества: ***30 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***30 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Деревяшкин Владимир Михайлович

Деревяшкин Владимир Михайлович
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,000026 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000034 %***

Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ханжина Анжелика Георгиевна
Год рождения: *1982*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Яков Билиг
Год рождения: *1976*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рэувен Билиг
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

18. Полное фирменное наименование: ***общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь"***
Сокращённое фирменное наименование: ***ООО "СИМедиа-Сибирь"***
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале общества: ***25.01 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***
Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Долгалёва Светлана Борисовна
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

19. Полное фирменное наименование: ***общество с ограниченной ответственностью "Гипросвязь-Сибирь"***
Сокращённое фирменное наименование: ***ООО " Гипросвязь-Сибирь"***
Вид деятельности: ***Проектный инжениринг, разработка проектной документации***
Место нахождения: ***г.Новосибирск, ул.Выставочная, 15/3***
Доля эмитента в уставном капитале общества: ***24 %***
Значение общества для деятельности эмитента:
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Кармазин Геннадий Львович

Евгеньев Антон Львович
Год рождения: *1979*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Кармазин Геннадий Львович
Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Курашова Валентина Викторовна
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Ноздрин Владимир Викторович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,0047 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Толоконникова Елена Николаевна
Год рождения: *1966*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Столяров Виктор Васильевич
Год рождения: *1958*
Доля данного лица в уставном капитале эмитента: *0,00015 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0002 %*

Коллегиальный исполнительный орган (правление, дирекция) - *не предусмотрен уставом юридического лица*

Лицо осуществляющее функции единоличного исполнительного органа:
Столяров Виктор Васильевич
Год рождения: *1958*
Доля данного лица в уставном капитале эмитента: *0,00015 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0002 %*

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Информация о первоначальной (восстановительной) стоимости основных средств и сумме начисленной амортизации за 2 квартал 2006г.:

Наименование группы объектов основных средств	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Здания	2 737 161	629 690

Земельные участки и объекты природопользования	7 398	
Сооружения и передаточные устройства	9 970 787	3 789 404
Машины и оборудование	17 385 835	7 547 869
Транспортные средства	415 306	251 611
Вычислительная и оргтехника	1 695 599	1 032 480
Жилой фонд	33 195	
Прочие основные средства	607 223	407 648
Итого:	32 852 504	13 658 702

Сведения о способах начисления амортизационных отчислений:
Согласно Учетной политики (п.2.2 «Порядок учета основных средств») начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Результаты последней переоценки основных средств и долгосрочно арендуемых основных средств, осуществленной за 5 последних завершенных финансовых лет:
Переоценка основных средств и долгосрочно арендуемых основных средств в течение 5 завершенных финансовых лет не производилась.

Планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств эмитента, и иных основных средств по усмотрению эмитента:
Эмитент не планирует производить существенные изменения в составе основных средств, в том числе у Эмитента отсутствуют планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Эмитента.

Сведения обо всех фактах обременения основных средств эмитента:

Вид обеспе-чения	**Сумма (руб.)**	**Наименование организации**	**Номер и дата договора**	**Наименование организации, за к-рую выдано поручительство, залог, гарантия**	**Дата исполнения обеспеченного обязательства**
Залог	224 276	Администрация Оловяннинского района Читинской области	1-ОЛ от 31.07.2003	Читинский филиал ОАО "Сибирьтелеком"	18.12.06
Залог	1 605 527	Администрация Улетовского района Читинской области	45-03 от 27.10.2003	Читинский филиал ОАО "Сибирьтелеком"	03.11.06
Залог	436 420	Администрация Кыринского района Читинской области	б/н от 01.09.2003	Читинский филиал ОАО "Сибирьтелеком"	25.12.06
Залог	155 074 669	АК СБ РФ	№ ДЗ-263/1 от 20.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	07.12.07
Залог	40 765 500	АК СБ РФ	№ДИ-254/1 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	25 666 500	АК СБ РФ	№ДИ-254/2 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	47 712 800	АК СБ РФ	№ДИ-254/3 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	23 163 350	АК СБ РФ	№ДИ-254/4 от 07.12.2004	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	191 114 250	АК СБ РФ	№ДИ-254/5 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	72 468 750	АК СБ РФ	№ДИ-254/6 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	133 917 000	АК СБ РФ	№ДИ-254/7 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	80 133 750	АК СБ РФ	№ДИ-254/8 от 02.02.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09

Залог	24 764 250	АК СБ РФ	№ДИ-254/9 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	194 131 500	АК СБ РФ	№ДИ-254/10 от 20.04.2005	Ген. Дирекция ОАО "Сибирьтелеком"	31.10.09
Залог	567 807 330	ЗАО "Газпромбанк"	8575/1/и от 28.10.2004	Ген. Дирекция ОАО "Сибирьтелеком"	10.05.07
Залог	86 800 878	ЗАО "ИНГ Банк (Евразия)"	№2005/3 - 1 от 11.04.2005 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	60 997 024	ЗАО "ИНГ Банк (Евразия)"	№2005/77-4 от 16.01.2006 г.	Ген. Дирекция ОАО "Сибирьтелеком"	30.06.08
Залог	135 119 563	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-1/S1 от 31.01.2006	Ген. Дирекция ОАО "Сибирьтелеком"	31.07.07
Залог	272 497 222	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-2/S1 от 26.04.2006	Ген. Дирекция ОАО "Сибирьтелеком"	25.10.07

IV. Сведения о финансово - хозяйственной деятельности эмитента.

4.1. Результаты финансово - хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

Динамика показателей, характеризующих прибыльность и убыточность эмитента.

Наименование показателя	1 квартал 2006г.	2 квартал 2006г.
Выручка, тыс. руб.	5 283 572	5 473 049
Валовая прибыль, тыс. руб.	1 388 680	1 231 957
Чистая прибыль (нераспределенная прибыль (непокрытый убыток)), тыс. руб.	673 620	874 232
Рентабельность собственного капитала, %	5,7	12,5
Рентабельность активов, %	2,4	5,1
Коэффициент чистой прибыльности, %	12,7	16,0
Рентабельность продукции (продаж), %	26,3	22,5
Оборачиваемость капитала, раз	0,2	0,4
Сумма непокрытого убытка на отчетную дату, руб.	-	-
Соотношение непокрытого убытка на отчетную дату и валюты баланса, руб.	-	-

Для расчета приведенных показателей использовалась методика, рекомендованная федеральным органом исполнительной власти по рынку ценных бумаг.

Экономический анализ прибыльности / убыточности эмитента, исходя из динамики приведенных показателей:
Компания в рассматриваемом периоде демонстрирует стабильные финансовые результаты. Динамичное развитие бизнеса, диверсификация деятельности, а также рост реально располагаемых доходов населения, нашли отражение в положительной динамике балансовых показателей Эмитента. Выручка во 2 квартале 2006 года по сравнению с 1 кварталом выросла на 189,5 млн. руб. (или на 3,6%), чистая прибыль на 200,6 млн. руб. (или на 30%).

Поскольку балансовые убытки у Эмитента отсутствуют, то показатели "сумма непокрытого убытка" и "соотношение убытков по балансу и валюты баланса" - нулевые.

Информация о причинах, которые, по мнению органов управления эмитента, привели к убыткам/прибыли эмитента, отраженным в бухгалтерской отчетности 2 квартала 2006 года:
Во 2 квартале 2006 года по сравнению с 1 кварталом темпы роста расходов по обычным видам деятельности немного опережают темпы роста доходов, в основном за счет роста затрат на оплату труда (на 13.4%), затрат на оплату услуг сторонних организаций (на 27%) и затрат на материалы, топливо, запчасти (на 25,9%). Рост затрат на материалы, топливо, запчасти, а также на оплату услуг сторонних организаций носит сезонный характер и связан с активизацией работ строительно-ремонтного характера. Рост затрат на оплату труда объясняется тем, что во 2 квартале отражено начисление квартальной премии работникам компании; тогда как в 1 квартале данная премия была выплачена за счет резерва, начисленного в 4 квартале 2005 года.

В целом итоги 2 квартала 2006 года можно оценивать как позитивные. Уровень прибыльности, достигнутый во 2 квартале 2006 года, обеспечен получением доходов от продажи и прочего выбытия основных средств и прочих активов, доходов от участия в других организациях (дивидендов), а также получением доходов от восстановления резерва по сомнительным долгам.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово-хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности.

Рост выручки от продажи товаров, продукции и услуг Эмитента во 2 квартале 2006 года по отношению к 1 кварталу составил 103,6% или 189,5 млн. руб.

В структуре прироста выручки наибольшую долю - 41% занимают доходы, начисленные по договору содействия с ОАО «Ростелеком», 23% доходы от местной телефонной связи, 15% прироста приходится на беспроводную связь, 13% - на доходы от новых услуг.

В соответствии с договором содействия ОАО «Сибирьтелеком» оказывает для ОАО «Ростелеком» платные услуги по биллинговой обработке услуг междугородной и международной связи, по сбору платежей с абонентов, работе с дебиторской задолженностью абонентов, претензионно-исковой деятельности и пр. Во 2 квартале 2006 года доходы от предоставления данных услуг возросли на 24% по сравнению с 1 кварталом.

Прирост доходов от предоставления услуг местной телефонной связи объясняется ростом абонентской базы. Прирост доходов от предоставления новых услуг произошел, в основном, за счет увеличения Интернет-трафика и объема информации, переданной по сети Интернет, а доходы от беспроводной связи увеличились в связи с ростом количества мобильных абонентов.

Рост расходов по обычным видам деятельности во 2 квартале 2006 года по отношению к 1 кварталу составил 108,9%, в основном за счет роста затрат на оплату труда (на 13.4%), затрат на оплату услуг сторонних организаций (на 27%) и затрат на материалы, топливо, запчасти (на 25,9%). Рост затрат на материалы, топливо, запчасти, а также на оплату услуг сторонних организаций носит сезонный характер и связан с активизацией работ строительно-ремонтного характера. Рост затрат на оплату труда объясняется тем, что во 2 квартале отражено начисление квартальной премии работникам компании; тогда как в 1 квартале данная премия была выплачена за счет резерва, начисленного в 4 квартале 2005 года.

В целом итоги 2 квартала 2006 года можно оценивать как позитивные. Достигнутый уровень прибыльности обеспечен получением доходов от продажи и прочего выбытия основных средств и прочих активов, доходов от участия в других организациях (дивидендов), а также получением доходов от восстановления резерва по сомнительным долгам

Мнения членов Совета директоров и Правления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают. Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

Показатели, характеризующих ликвидность эмитента:

Наименование показателя	1 кв. 2006г.	2 кв. 2006г.
Собственные оборотные средства, тыс. руб.	- 12 035 745	- 11 778 396
Индекс постоянного актива	2,02	1,95
Коэффициент текущей ликвидности	0,70	1,11
Коэффициент быстрой ликвидности	0,45	0,86
Коэффициент автономии собственных средств	0,42	0,41

Для расчета приведенных показателей использовалась методика, рекомендованная нормативными актами федерального органа исполнительной власти по рынку ценных бумаг.

Экономический анализ ликвидности и платежеспособности эмитента, достаточности собственного капитала эмитента для исполнения краткосрочных обязательств и покрытия текущих операционных расходов эмитента на основе экономического анализа динамики приведенных показателей:

Недостаток собственных оборотных средств эмитента, рассчитываемый по методике ФСФР России, сократился за отчетный квартал на 2,1% в связи с ростом собственного капитала.

Показатели ликвидности указывают на степень платежеспособности Эмитента по краткосрочным долгам. Смысл этих показателей состоит в сравнении величины текущих обязательств Эмитента и его оборотных средств, которые должны обеспечить погашение обязательств.

Коэффициент текущей ликвидности показывает, достаточно ли у Эмитента средств, которые могут быть использованы для погашения краткосрочных обязательств. Значение коэффициента улучшилось на 59%.

Коэффициент быстрой ликвидности - более жесткая оценка ликвидности Эмитента, этот коэффициент рассчитывается с использованием только части текущих активов - денежных средств, финансовых вложений и дебиторской задолженности, которые сопоставляются с текущими обязательствами. Значение коэффициента возросло на 91%.

Столь существенное улучшение показателей ликвидности обусловлено снижением текущей кредиторской задолженности на 14,7%, использованием ранее созданных резервов в сумме 228 625 тыс. руб., а также ростом оборотных активов на 39% в связи с накоплением средств для погашения облигационного займа.

Коэффициент автономии собственных средств – это характеристика устойчивости финансового состояния предприятия, характеризующая степень его финансовой независимости. Коэффициент показывает долю активов эмитента, которые обеспечиваются собственными средствами. Значение этого показателя зависит от характера деятельности предприятия: в фондоемких производствах его нормальный уровень должен быть выше, чем в материалоемких. За отчетный квартал коэффициент автономии практически не изменился.

Индекс постоянного актива характеризует источники финансирования долгосрочных активов Эмитента. Во 2 квартале 2006 года инвестиции Эмитента были незначительными, в результате чего индекс постоянного актива сократился на 3,5%.

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Наименование показателя	**2кв. 2006г.**
а) Размер уставного капитала Эмитента, тыс. руб.	2 387 973
б) Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи:	-
Процент акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента	-
в) Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента, тыс. руб.	119 399

г) Размер добавочного капитала эмитента, отражающий прирост стоимости активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой (ценой размещения) и номинальной стоимостью акций общества за счет продажи акций по цене, превышающей номинальную стоимость, тыс. руб.	1 848 560
д) Размер нераспределенной чистой прибыли эмитента, тыс. руб.	8 060 089
е) Общая сумма капитала эмитента, тыс. руб.	12 416 021

Анализ изменения приведенных показателей размера и структуры капитала и оборотных средств эмитента:

Общая сумма капитала Эмитента в течение 2-го квартала 2006 года изменилась на 5,4%:
- за счет увеличения нераспределенной прибыли на 656 948 тыс. руб.
- за счет уменьшения добавочного капитала на 17 687 тыс. руб. в результате капитализации положительной дооценки выбывающих объектов основных средств.
Иные элементы капитала во 2-м квартале 2006 года не изменились.

Структура и размер оборотных средств эмитента в соответствии с бухгалтерской отчетностью эмитента (тыс. руб.):

Наименование показателя	2кв. 2006г.
Оборотные средства, тыс. руб. в том числе:	6 089 070
Денежные средства и их эквиваленты, тыс. руб. доля в оборотных средствах, %	1 965 704 32,3
Краткосрочная дебиторская задолженность, тыс. руб. доля в оборотных средствах, %	2 725 816 44,8
Запасы, тыс. руб. доля в оборотных средствах, %	653 203 10,7
НДС по приобретенным ценностям, тыс. руб. доля в оборотных средствах, %	741 074 12,2
Прочие оборотные активы, тыс. руб. доля в оборотных средствах, %	3 273 0,0

Источники финансирования оборотных средств эмитента (собственные источники, займы, кредиты):

В структуре оборотных средств Эмитента основное место занимает дебиторская задолженность, возникающая в результате предоставления услуг связи в кредит. К концу 2-го квартала произошло заметное снижение доли дебиторской задолженности в пользу денежных средств и их эквивалентов, что связано с накоплением Эмитентом средств для погашения облигационного займа. Данная ситуация имеет временный характер и к концу 3-го квартала доля дебиторской задолженности вновь примет свое обычное значение на уровне 45-55% оборотных средств.

Оборотные средства эмитента полностью финансируются за счет заемных и привлеченных средств (кредитов, займов, кредиторской задолженности). Однако эмитент постепенно переходит с агрессивной политики управления оборотными активами на умеренную политику, характеризующуюся тем, что часть оборотных активов должна финансироваться за счет средств перманентного капитала, чему способствует постепенный переход на консервативную политику управления пассивами.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств, и оценка вероятности их появления:
- резкое снижение или увеличение процентных ставок по заемным средствам может повлиять на объем привлекаемых заемных средств. Вероятность появления такого фактора незначительна;
- снижение выручки. Вероятность появления такого фактора незначительна.

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 30.06.2006г.:

1. Эмиссионные ценные бумаги:

1.1. Вид ценных бумаг: *обыкновенные именные бездокументарные акции*

Полное фирменное наименование эмитента ценных бумаг: *Закрытое акционерное общество «Байкалвестком»*

Сокращенное фирменное наименование эмитента ценных бумаг: *ЗАО «БВК»*

Место нахождения: *664005, г. Иркутск, ул. 2-я Железнодорожная, 68*

Государственный регистрационный номер выпуска: *1-03-40376-N*

Дата регистрации: *03.12.1998 г.*

Регистрирующий орган: *Иркутское Региональное отделение ФКЦБ России*

Количество ценных бумаг, находящихся в собственности эмитента: *1 000 шт.*

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: *24 582 201 руб.*

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: *285 767 609,76 руб.*

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: *142 443 210,00 руб.*

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: *дивиденды выплачены в июле- сентябре 2006 г.*

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.2. Вид ценных бумаг: *обыкновенные именные бездокументарные акции*

Полное фирменное наименование эмитента ценных бумаг: *Закрытое акционерное общество «Енисейтелеком»*

Сокращенное фирменное наименование эмитента ценных бумаг: *ЗАО «ЕТК»*

Место нахождения: *660020, г. Красноярск, ул. Качинская, 20*

Сведения о выпусках ценных бумаг данной категории (типа), находящихся в собственности эмитента:

Дата государственной регистрации выпуска	Государственный регистрационный номер выпуска	Орган, осуществивший государственную регистрацию выпуска
01.09.1997	1-01-70001-N	Красноярское РО ФКЦБ России
18.11.1997	1-02-70001-N	Красноярское РО ФКЦБ России

Количество ценных бумаг, находящихся в собственности эмитента: *485 300 руб.*

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: *38 824 000 руб.*

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: *421 601 381,75 руб.*

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: *226 446 167,86 руб.*

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: *дивиденды выплачены в июле-декабре 2006 г.*

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

2. Неэмиссионные ценные бумаги: ***финансовые вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на конец последнего финансового года и на дату завершения 2 квартала 2006г., отсутствуют.***

3. Иные финансовые вложения Эмитента:

3.1. Объект финансового вложения: *заем, предоставленный Эмитентом*

Полное фирменное наименование заемщика: ***Закрытое акционерное общество «Стек Джи Эс Эм»***

Сокращенное фирменное наименование заемщика: ***ЗАО «Стек Джи Эс Эм»***

Место нахождения заемщика: ***650000, г. Кемерово, проспект Советский, д. 61***

ИНН заемщика: ***4205022570***

Предоставлен заем на срок до 31.12.2008г. под 5% годовых с ежемесячной уплатой процентов. Задолженность ЗАО «Стек Джи Эс Эм» на 01.07.2006г. по данной сделке составляет 210 114 434 руб.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен размеру финансового вложения.

3.2. Депозит

БАНК:

Полное наименование: ***Акционерный коммерческий сберегательный банк Российской Федерации (открытое акционерное общество)***

Сокращённое наименование: ***АКБ «Сбербанк России»***

Место нахождения: ***г. Москва, ул. Вавилова, 19***

ИНН: ***7707083893***

Сумма депозита по состоянию на 01.07.06: ***700 000 000,00 руб.***

Проценты по депозиту выплачиваются ежемесячно в последний рабочий день месяца.

Размер дохода эмитента по депозиту за 2-й квартал 2006 г. – 4 083 287,66 руб.

Информация приведена в формате РСБУ

Средства Эмитента не размещены на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, или в отношении которых принято решение о реорганизации, ликвидации, а также о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами), поэтому информация о величине потенциальных убытков в связи с этими событиями не предоставляется.

Стандарты (правила) бухгалтерской отчетности, в соответствии с которыми эмитент произвел расчеты, отраженные в настоящем пункте:

1. Положение по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99)», утвержденное Приказом Минфина РФ от 06.07.1999 N 43н.

2. Положение по бухгалтерскому учету «Учет финансовых вложений» ПБУ 19/02», утвержденное Приказом Минфина РФ от 10.12.2002 N 126н.

4.3.3. Нематериальные активы эмитента.

Информация о составе, о первоначальной (восстановительной) стоимости нематериальных активов эмитента и величине начисленной амортизации, за 2 квартал 2006г., если данные сведения не были отражены в бухгалтерской отчетности эмитента за соответствующий период.

	Наименование группы объектов нематериальных активов	Первоначальная (восстановительная) стоимость, тыс. руб.	Сумма начисленной амортизации, тыс. руб.
Отчетная дата: **на 30.06.2006 г.**			
1.	Программное обеспечение, тыс. руб.	879	177
2.	Патенты, лицензии, товарные знаки и иные аналогичные с перечисленным права и активы, тыс. руб.	63	20
3.	Прочие нематериальные активы, тыс. руб.	-	-
Итого:		**942**	**197**

Взносы нематериальных активов в уставный капитал или их поступления в безвозмездном порядке места не имели.
Переоценка нематериальных активов не производилась.

Стандарты (правила) бухгалтерского учета, в соответствии с которыми эмитент представляет информацию о своих нематериальных активах:
1. Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное приказом Минфина РФ от 29.07.1998 г. № 34н (пункт 55);
2. Положение по бухгалтерскому учету «Учет нематериальных активов» (ПБУ 14/2000), утвержденное приказом Минфина РФ от 16.10.2000 г. № 91.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

Политика эмитента в области научно - технического развития:
Политика Эмитента в области научно-технического развития заключается в модернизации устаревшего и неэффективного оборудования, в разработке и внедрении инновационных технологий, а также в привлечении высококвалифицированных кадров и внедрении современной системы управления.

Затраты на осуществление научно-технической деятельности за счет собственных средств эмитента:
Эмитент не осуществлял затрат на осуществление научно-технической деятельности в том числе, на покупку результатов научно-технического развития, и не заказывал разработку новых продуктов на стороне (аутсорсинг) за счет собственных средств.

Сведения о создании и получении эмитентом правовой охраны основных объектов интеллектуальной собственности:
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):

1. Номер свидетельство о регистрации: ***246828***

Дата выдачи: ***23.05.2003 г.***

Орган, выдавший свидетельство: ***Российское агентство по патентам и товарным знакам***

Срок действия: ***до 15.10.2012 г.***

ОАО «Сибирьтелеком» является правообладателем в отношении следующих товаров (услуг):

38 – телефонная связь, телеграфная связь, международная связь, связь через Интернет, передача сообщений, предоставление в аренду каналов связи.

Цветовое сочетание: фиолетовый, голубой, белый.

Неохраняемым элементом товарного знака является «Телеком».

В 3 квартале 2005 года эмитент подготовил документы на регистрацию товарного знака «WEBSTREAM» (быстрый Интернет по телефонной линии), под которым выведен на рынок ADSL-доступ в Интернет, разработано руководство по продвижению данного бренда и фирменному стилю. Проведена экспертиза заявленных обозначений и поданы заявки в Федеральный институт промышленной собственности (ФИПС) на регистрацию товарных знаков ВЕБСТРИМ, WEBSTREAM. От ФИПС получены уведомления о принятии к рассмотрению заявок.

Основные направления и результаты использования объектов интеллектуальной собственности:
Основным направлением использования объектов интеллектуальной собственности является использования товарного знака при оказании всех видов услуг ОАО «Сибирьтелеком», защита наименования Общества, использование его для создания мощного рекламного брэнда.

Факторы риска, связанные с возможностью истечения сроков действия основных для эмитента патентов, лицензий на использование товарных знаков:

В случае истечения срока действия регистрации товарного знака прекращается его правовая охрана, однако, риск, связанный с возможностью истечения свидетельства Эмитента на товарный знак, оценивается как минимальный, поскольку Эмитент планирует в случае необходимости предпринять все необходимые действия для своевременного возобновления соответствующего свидетельства.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

Основные тенденции развития отрасли экономики, в которой эмитент осуществляет основную деятельность, за 5 последних завершенных финансовых лет.

Телекоммуникационный рынок на территории обслуживания ОАО "Сибирьтелеком" за последние 5 лет динамично развивается. Прирост достигается в равной степени как за счет увеличения объемов потребления услуг деловым сектором, так и населением.

Высокие темпы прироста по всем основным видам услуг электросвязи обусловлены изменениями, происходящими в отрасли связи и в экономике региона в целом:

- ***тенденция к активному росту численного и качественного состава альтернативных предприятий связи достигла своего апогея к настоящему моменту;***
- ***в экономике России наблюдается устойчивый рост, что приводит к росту числа предприятий среднего и малого бизнеса, активизации бизнес-процессов, и как следствие, активизации спроса на услуги связи;***
- ***бурное развитие технологий связи и повышение уровня информатизации общества является мощным катализатором спроса на новые услуги связи.***

Приоритетными задачами государственной политики на среднесрочную перспективу в сфере развития информационной и телекоммуникационной инфраструктуры, рынка услуг связи являются: обеспечение доступа широких слоев населения к телекоммуникационной инфраструктуре и информационным ресурсам, опережающее развитие инфраструктуры связи, повышение инвестиционной привлекательности отрасли связи и информатизации, создание условий для ускоренного развития новых технологий, обеспечение государственных интересов и информационной безопасности, создание условий для добросовестной конкуренции, поддержка отечественного производителя оборудования связи.

Для реализации поставленных задач осуществляется и предусматривается:

- ***проведение эффективной технологической политики, направленной на модернизацию существующих и внедрение новых систем и сетей связи общего пользования;***
- ***ускоренное развитие рынка современных и высококачественных услуг связи (передача данных, электронная почта, услуги по доступу в сеть Интернет и услуги иных тематических служб, подвижная связь, услуги цифровых сетей с интеграцией обслуживания интеллектуальных сетей и др.);***
- ***гармонизация использования радиочастотного спектра в соответствии с международными договорами Российской Федерации, продолжение работ в области конверсии радиочастотного спектра, внедрение экономических методов при реализации частот путем проведения конкурсов;***
- ***совершенствование механизма государственного регулирования цен (тарифов) на услуги связи, предусматривающего приведение размера тарифов на услуги связи до уровня экономически обоснованных затрат (с включением инвестиционной составляющей), снижение до минимума пределов перекрестного субсидирования услуг связи, переход к государственному регулированию тарифов по методу предельного ценообразования;***
- ***поэтапное создание системы универсального обслуживания (предоставление любому пользователю на территории Российской Федерации доступа к сети связи общего пользования в заданное время с оказанием ему основных услуг связи с установленными качественными характеристиками и по доступным ценам);***
- ***обеспечение недискриминационного доступа операторов связи к сети связи общего пользования и установление тарифов на услуги присоединения и пропуска трафика, введение раздельного учета доходов и расходов операторов связи по видам услуг связи;***
- ***внедрение прозрачных и публичных процедур выдачи и аннулирования лицензий и формирование объективных лицензионных требований и условий, направленных на развитие телекоммуникационной инфраструктуры;***
- ***реализация комплекса мер, направленных на развитие конкурентоспособного***

национального производства оборудования связи и программного обеспечения;

- *создание и развитие рынка информатизации и знаний как факторов производства, переход информационных ресурсов общества в реальные ресурсы социально - экономического развития, систематизация государственных информационных ресурсов и перевод их в электронную форму, что предполагает развитие системы электронной коммерции и российского сегмента сети Интернет, обеспечение доступа учебных заведений к российским и международным ресурсам;*
- *переход на цифровую технологию распространения телерадиопрограмм, обеспечивающий одновременное увеличение количества распространяемых программ.*

В течение последних нескольких лет наблюдается тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг: мобильная связь, документальная электросвязь, IP-телефония, Интернет-доступ.

Общая оценка результатов деятельности эмитента в данной отрасли и оценка соответствия результатов деятельности эмитента тенденциям развития отрасли:

Развитие отрасли связи соответствует общим положительным тенденциям в российской экономике. На протяжении последних нескольких лет отрасль связи динамично развивается: появляются новые технологии, новые услуг, растет спрос на услуги связи.

Развитие деятельности Эмитента соответствует общим тенденциям отрасли: деятельность Эмитента направлена на предоставление полного спектра телекоммуникационных услуг широкому кругу потребителей; наблюдается рост доходов от оказания услуг связи, доли доходов от новых услуг в общем объеме доходов Эмитента. В настоящее время Эмитент занимает лидирующее положение на рынке телекоммуникационных услуг в Сибирском федеральном округе.

Причины, обосновывающие полученные результаты деятельности (удовлетворительные и неудовлетворительные, по мнению эмитента, результаты):

Несомненными преимуществами Эмитента, обусловившими полученные удовлетворительные результаты, являются:

- Предоставление единого пакета услуг на территории Общества и совершенствование служб сервиса и продаж позволит привлечь крупных корпоративных пользователей.

- Оптимизация взаимоотношений с присоединенными операторами позволит увеличить доходы ОАО «Сибирьтелеком», а также повысить рентабельность эксплуатации ТФОП.

- Проведение программы по улучшению имиджа Эмитента, формирование сильного брэнда позволит Обществу создать надежный базис для более успешного продвижения услуг для всех целевых сегментов, т.к. брэндинг является важнейшим фактором для принятия решения в выборе продавца/провайдера услуг на высококонкурентном рынке.

- Разработка контент-ресурсов и снижение цен на оборудование ADSL, выведение на рынок суб-бренда «WEBSTREAM», позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО «Сибирьтелеком».

- Проведенные исследования показали, что среди населения современных жилых массивов сформировался платежеспособный спрос на услуги телевидения с широким выбором каналов и высоким качеством изображения. Такие исходные данные служат предпосылкой для принятия решения о развитии домашних кабельных сетей. По данным аналитиков среди подавляющего числа пользователей мобильной связи невысок спрос на услуги роуминга, таким образом одной из возможностью для ОАО «Сибирьтелеком» может стать создание услуги ограниченной мобильности в рамках Сибирского федерального округа. Такая услуга должна быть дешевле обычной сотовой связи и позиционироваться для средних слоёв населения.

Факторы и условия, влияющие на деятельность эмитента:

Основными факторами и условиями, влияющими на Эмитента, являются:

1. Государственная политика в сфере регулирования связи, проявляющаяся, в том числе, в принятии нового федерального закона «О связи» (вступил в силу 01.01.2004г.) и подзаконных актов, устанавливающего правовые основы деятельности предприятий отрасли связи в России и определяющего отраслевой статус государственных органов, а также в тарифном регулировании, а именно:

- либерализация рынка услуг дальней (м/г и м/н) связи и изменение статуса Эмитента на оператора Зоновой связи;
- изменение порядка взаимодействия с присоединенными операторами.
2. Рост конкуренции по отношению к традиционным операторам со стороны мобильных операторов и альтернативных телекоммуникационных компаний, а также тенденция их интеграции в крупные холдинги.
3. Перераспределение доли доходов от различных видов услуг связи в пользу новых услуг, основными из которых являются услуги мобильной связи и Интернет услуги.

Результаты деятельности эмитента:
Благодаря наличию обширной инфраструктуры сетей, возможности комплексного предоставления услуг по всей территории обслуживания, Эмитент добился статуса крупнейшей телекоммуникационной компании Сибирского федерального округа, уровень доходов которой устойчиво повышается.

Прогноз в отношении продолжительности действия указанных факторов и условий:
Точную продолжительность действия указанных факторов определить невозможно.
Государственное регулирование носит постоянный характер.
Процесс обострения конкуренции и интеграции альтернативных операторов происходит очень динамично и продлится еще в течение нескольких лет.
Процесс перераспределения доли доходов от различных видов услуг связи в пользу новых услуг – постоянная и закономерная тенденция, обусловленная научно-техническим прогрессом и не ограниченная во времени.

Действия, предпринимаемые Эмитентом и действия, которые Эмитент планирует предпринять в будущем для эффективного использования данных факторов и условий:

- ***дальнейшее совершенствование ассортимента и качества предоставляемых услуг, а также служб сервиса и продаж;***
- ***формирование сильного брэнда;***

внедрение контент-ресурсов и снижение цен на оборудование ADSL позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО "Сибирьтелеком".

Способы, применяемые эмитентом, для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента, а также способы, которые эмитент планирует использовать в будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента:
Эмитент распределяет свои усилия согласно следующим приоритетам:

- ***создание подразделений продаж и маркетинга, способных адекватно конкурировать с аналогичными структурами альтернативных операторов;***
- ***создание подразделений по работе с крупными корпоративными и VIP пользователями, проведение комплекса мероприятий, препятствующих оттоку данной категории пользователей;***
- ***проведение полномасштабной кампании по продвижению нового брэнда ОАО "Сибирьтелеком", цель кампании - сделать новый брэнд узнаваемым и нагрузить положительными ассоциациями: лидерство, надежность, комплексное обслуживание;***
- ***обеспечение присутствия на рынке услуг мобильной связи;***
- ***реализация в масштабах Общества комплексной программы по построению широкополосных сетей абонентского доступа, что обеспечит Эмитенту важнейшее долгосрочное лидерство в области услуг проводной связи и откроет ряд новых направлений бизнеса;***
- ***активизация деятельности по продвижению интеллектуальных услуг в целях стимулирования роста абонентского трафика после внедрения СПУС на телефонных сетях общего пользования в городах Сибирского региона;***
- ***оптимизировать бизнес-портфель Общества путем четкого конфигурирования основного бизнеса (Фиксированная телефония/ Интернет/ Передача данных);***

- *защитить свой телефонный бизнес от размывания клиентской базы и падения доходности, существенно снизить его уязвимость со стороны мобильных и альтернативных операторов;*
- *создать новые линии основного бизнеса, построенные на широкополосных линиях, высокоскоростном доступе в Интернет и современных услугах передачи данных.*

Существенные события/факторы, которые могут в наибольшей степени негативно повлиять на возможность получения эмитентом в будущем таких же или более высоких результатов, по сравнению с результатами, полученными за последний отчетный период, а также вероятность наступления таких событий (возникновения факторов):

Фактором, который может оказать как негативное, так и позитивное влияние на деятельность Эмитента, а также на возможность получения им соответственно более высоких или более низких результатов деятельности, является государственная политика в Сибирском регионе.

Существенным фактором, который может в наибольшей степени негативно повлиять на возможность получения Эмитентом в будущем таких же или более высоких результатов, станет дальнейшее обострение конкурентной ситуации, и особенно - со стороны операторов мобильной связи. Вероятность того, что мобильные операторы составят серьезную конкуренцию, очень велика, так как сейчас они активно продвигаются на все региональные рынки.

До 1 января 2006 года, Эмитент в соответствии ранее выданным Дополнением №23236 к Лицензии на предоставление услуг местной, внутризоновой телефонной связи, предоставлял пользователям услуги международной и междугородной телефонной связи от своего имени. При этом денежные средства, поступавшие на счета Эмитента за указанные услуги, являлись доходом Эмитента.

С 1 января 2006 года на основании нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, услуги международной и междугородной телефонной связи оказывает ОАО «Ростелеком» и прочие операторы, получившие соответствующие лицензии. Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком» и прочих операторов.

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи. В этой связи Эмитент заключил на 2006 год с ОАО «Ростелеком» договор смешанного типа (содержащий как элементы агентского договора, так и договора предоставления услуг). Кроме того, между Эмитентом и ОАО «Ростелеком» заключен договор о присоединении сетей электросвязи в новой редакции, в соответствии с которым Эмитент будет предоставлять ОАО «Ростелеком» услуги по пропуску трафика и получать от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Компании.

Положительное влияние на деятельность Эмитента может оказать общий рост экономики России и уровня благосостояния населения, а также увеличение доли отрасли связи в ВВП.

Продолжительность действия указанных факторов в настоящее время невозможно определить временными рамками, поскольку рассматриваемые тенденции имеют весьма долгосрочный характер.

Основные существующие и предполагаемые конкуренты Эмитента, включая конкурентов за рубежом:

ОАО "Сибирьтелеком" является крупнейшим оператором связи Сибирского региона, способным предоставить самый широкий спектр телекоммуникационных услуг на данной территории обслуживания, наибольшую доступность и удобство использования услуг для потребителей, в сочетании с конкурентоспособными тарифами.

Тенденции развития конкурентной ситуации на телекоммуникационном рынке ОАО «Сибирьтелеком» за последние 5 лет наблюдаются следующие: устойчивому положению ОАО «Сибирьтелеком» на рынке услуг местной телефонной связи угрожает бурное развитие мобильной связи операторами; ОАО «Сибирьтелеком» не предоставляет услуги междугородной и международной связи. В свою очередь снижается конкурентоспособность на рынке услуг мобильной связи, где тон задают национальные операторы «МТС», «Билайн», «Мегафон». За многообразный рынок услуг сетей ПД ведется упорная борьба, причем традиционным операторам принадлежит менее 50% данного рынка. Это связано, в первую очередь, с ростом числа конкурирующих компаний, повышением внимания национальных операторов к рынку Сибирского региона, бурным развитием технологий связи.

Все альтернативные операторы могут быть разделены на две большие группы – ведомственные и коммерческие. Ведомственные операторы, используют местную связь для собственных нужд, а также частично для коммерческой реализации. Зачастую эти компании оказывают услуги местной связи на территории нескольких городов области. Наиболее существенные из них: Кемеровская область – ЗАО «Кузбассэнергосвязь», Дистанция сигнализации и связи ЗапСиб ж/д, ЗАО «Кузбасссвязьуголь», ОАО «ПТС Связьуголь»; Красноярский край – ОАО «Норильсктелеком» (дочернее предприятие ОАО «Норильский никель», монопольное положение в г. Норильске), Горно-химический комбинат (монопольное положение в г. Железногорске), Красноярская ж/д; Томская область – ОАО «Монтажно-наладочное управление» г. Стрежевой, ФГУП «Сибирский химический комбинат» г. Северск, ОАО «Связь объектов транспорта и нефтедобычи».

Ко второй группе значимых конкурентов относятся коммерческие организации, предоставляющие местную связь в одном из городов Сибирского федерального округа: Кемеровская область – «Рикт» г. Междуреченск, «Юргателеком» г. Юрга, «Связь» г. Прокопьевск, «Технологическая связь» г. Ленинск-Кузнецкий; Красноярский край – «СибЧелендж Телеком» г. Красноярск, Иркутская область – «Сибтелеком» г. Иркутск, УМПС «Иркутский телефон» г. Иркутск, «АТС-32» г. Иркутск, ОАО «Связь» г. Усть-Илимск, ЗАО «АТС-41» г. Братск.

На рынке Интернет практически в каждом из регионов присутствия представлены около десяти и более конкурирующих компаний. Наиболее заметные из них это – ЗАО «Эквант», ЗАО «Транстелеком», холдинг «Голден Телеком», - данные компании представлены более чем в половине регионов СФО. Кроме того, серьёзными конкурентами являются локальные операторы, действующие в одном из регионов СФО – кузбасский филиал ЗАО «КТС» (торговая марка «Поленет») Кемеровская область, ЗАО «Е-Лайт Телеком» г. Кемерово, ООО «СибЧелендж Телеком» г. Красноярск.

В сегменте услуг сотовой связи ОАО «Сибирьтелеком» испытывает усиливающуюся конкуренцию со стороны трех крупных национальных операторов: «МТС», «Вымпелком», «МегаФон».

Значения долей, занимаемых, по мнению эмитента, им самим и его конкурентами, в процентах за 2005 год составили:

Наименование	Страна регистрации	Объем проданной продукции (работ, услуг), тыс. руб.	Доля на рынке, %
		2005	
1. Местная телефонная связь			
Эмитент	Россия	9 222 536,4	79
Конкуренты	Россия	2 451 560,3	21
2. Междугородная и международная телефонная связь			
Эмитент	Россия	7 145 735,6	88
Конкуренты	Россия	974 418,5	12
3. Рынок Интернет			
Эмитент	Россия	946 605,4	47
Конкуренты	Россия	1 067 448,6	53
4. Мобильная связь (совместно с дочерними и зависимыми обществами)			
Эмитент	Россия	6 300 340,6	19
Конкуренты	Россия	26 859 346,8	81

Информация по конкурентам приведена в целом, поскольку отсутствуют конкуренты, действующие одновременно на всей территории обслуживания Эмитента. В различных регионах Сибири конкурентная ситуация по различным видам услуг сильно дифференцирована и в целях достоверности информации и объективности оценки целесообразно выделять общие позиции конкурентов, нежели разбивать их по всем региональным филиалам Эмитента.

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента:
Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента, предлагаем сформировать по следующей шкале:

Влияние	*Обозначение*
Очень существенное	*4*
Существенное	*3*
Слабое	*2*
Очень слабое	*1*

Эмитент располагает достаточным набором конкурентных преимуществ для достижения своих стратегических целей. Наиболее важными из них являются:

Конкурентное преимущество	*Степень влияния*
1. Наличие собственных сетевых ресурсов как основы для предоставления всех видов услуг, что дает возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети и является важнейшим преимуществом Эмитента перед конкурентами.	***4***
2. Монополия на "последнюю милю", что является важнейшим сдерживающим фактором для развития альтернативных операторов, т.к. порождает необходимость аренды ресурсов у Эмитента альтернативными операторами, - данная позиция приобретает все больший удельный вес в структуре доходов ОАО "Сибирьтелеком".	***3***
3. Мощные позиции в традиционной телефонии. Важность этой позиции обусловлена тем, что, во-первых, ТФОП можно рассматривать как основу для предоставления комплексного обслуживания потребителей услугами связи, во-вторых, услуги традиционной голосовой телефонии остаются наиважнейшими в структуре потребления услуг связи, поэтому любой оператор связи, не располагающий данным ресурсом, неполноценен с точки зрения клиента.	***3***
4. Единая политика в рамках региона, возможность проводить единую маркетинговую политику на территории деятельности Эмитента призвана повысить конкурентоспособность филиалов, в первую очередь, в сегменте крупных корпоративных клиентов. Т.к. важнейшими критериями выбора оператора (и важнейшими причинами отказа от услуг традиционных операторов) является качество и сервисное обслуживание (для 83% корпоративных клиентов), а далее следует тарифная политика (для 79% корпоративных клиентов), необходимо сосредоточить усилия на этих двух аспектах деятельности Эмитента.	***2***
5. Возможность перераспределения финансовых ресурсов: в результате объединения 11 региональных компаний совокупный инвестиционный потенциал Эмитента становится вполне сопоставимым с крупнейшими альтернативными операторами, и может быть аккумулирован на стратегически важных направлениях.	***3***
6. Человеческий потенциал: за долгую историю существования традиционных операторов связи накоплен богатый опыт работы, существует сформировавшийся коллектив высококвалифицированных кадров в технических службах Эмитента. Данное преимущество не распространяется на персонал, ориентированный на продажу услуг и сервисное обслуживание - здесь региональные операторы значительно уступают альтернативным.	***2***
7. Имидж надежного оператора: важное значение для дальнейшего развития бизнеса	***3***

Эмитента имеет тот факт, что для большинства корпоративных пользователей традиционный оператор Сибири является лидером телекоммуникационного рынка, неприятным исключением является лишь рынок услуг сотовой связи и рынок доступа к Интернет.	
8. Возможность диктовать условия присоединяемым операторам: данное маркетинговое преимущество традиционного оператора едва ли имеет долгосрочные перспективы, т.к. возрастает регулирующее влияние со стороны антимонопольного ведомства.	*2*
9. Присутствие во всех регионах Сибирского федерального округа: Эмитент исторически имеет наибольшее покрытие территории региона сетью представительств и сетями связи по отношению к альтернативным операторам; едва ли кто-то сможет в ближайшее время угрожать этому положению, т.к. это сопряжено с колоссальными финансовыми и временными затратами.	*4*
10. Возможность внедрения новых услуг на базе существующей инфраструктуры: в связи с бурным развитием технологий связи, филиалы Эмитента имеют прекрасную возможность для развития на базе существующей инфраструктуры.	*3*
11. Возможность гибкого тарифного регулирования: кардинальное изменение принципов формирования тарифной политики на регулируемые и нерегулируемые услуги является в настоящее время обязательным условием повышения эффективности деятельности Эмитента.	*2*
12. Обмен опытом и ресурсами: после объединения региональных компаний неизбежно некоторое перераспределение ресурсов в целях повышения эффективности их использования.	*2*
13. Наличие политического и административного рычага, при этом, данное преимущество не является основополагающим в большинстве регионов деятельности Эмитента, т.к. альтернативные операторы также зачастую тесно взаимодействуют с региональными и муниципальными органами власти.	*1*
14. Мощные узлы доступа в Интернет - лидерство Эмитента на рынке коммутируемого доступа порождает определенные предпосылки для эволюции Эмитента на рынке в ведущего Интернет-оператора по всем видам доступа.	*2*

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

В структуру органов управления Общества в соответствии с Уставом входят Общее собрание акционеров, Совет директоров, Правление и генеральный директор.

Высшим органом управления Общества в соответствии с п. 12.1. ст. 12 Устава является общее собрание акционеров, к компетенции которого относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, генеральному директору или Правлению:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании);

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем размещения дополнительных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также

распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";

17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;

23) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

24) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Коллегиальным органом управления Общества, осуществляющим общее руководство деятельностью Общества, в соответствии с п. 13.1. ст. 13 Устава является Совет директоров,

ежегодно избираемый годовым общим собранием акционеров кумулятивным голосованием в количестве 11 человек.

К компетенции Совета директоров относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;

3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";

4) утверждение повестки дня общего собрания акционеров;

5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;

6) предварительное утверждение годового отчета Общества;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2 настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";

11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения;

12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;

14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;

15) использование резервного фонда и иных фондов Общества;

16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;

17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором Общества договора на оказание аудиторских услуг, в том числе определение размера оплаты аудиторских услуг;

18) утверждение положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, предварительное согласование кандидатов на должность его руководителя и освобождения по инициативе Общества указанного лица от занимаемой должности, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;

19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;

20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет

от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";

22) определение (изменение) функциональных блоков организационной структуры и основных функций подразделений, входящих в функциональные блоки организационной структуры Общества (за исключением структуры филиалов и представительств Общества);

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

28) образование коллегиального исполнительного органа (Правления): определение срока его полномочий, назначение членов Правления, досрочное прекращение их полномочий;

29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;

30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;

31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;

32) назначение и освобождение по инициативе Общества Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;

33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;

35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п18 п.12.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;

36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;

37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними;

39) утверждение иных, помимо предусмотренных в пункте 13.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

40) утверждение Кодекса корпоративного поведения Общества, внесение изменений и дополнений в него;

41) утверждение процедуры управления рисками в Обществе;

42) предварительное согласование привлечения к проверке деятельности Общества, проводимой Ревизионной комиссией, сторонних специалистов на возмездной основе;

определение порядка оплаты и иных существенных условий участия сторонних специалистов, привлекаемых на возмездной основе, в проводимой Ревизионной комиссией проверке;

43) иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

Коллегиальным исполнительным органом, организующим выполнение решений общего собрания акционеров и Совета директоров Общества, согласно п. 14.1. ст. 14 Устава Общества, является Правление.

Количественный и персональный состав правления, а также срок полномочий членов правления определяются решением Совета директоров Общества по предложению генерального директора, членов Совета директоров Общества.

К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) утверждение процедур внутреннего контроля;

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению Советом директоров, за исключением вопросов, предусмотренных п/п 24, 26, 27, 28, 31, 33 п. 13.4 ст. 13 настоящего Устава, а также вопросов, инициированных в соответствии с законодательством Российской Федерации и Уставом Общества с указанием конкретных сроков их рассмотрения Советом директоров, делающих невозможным предварительное рассмотрение таких вопросов на Правлении Общества; подготовка материалов, подлежащих рассмотрению комитетами Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества.

18) утверждение (изменение) организационной структуры Общества, включая утверждение функций структурных подразделений (за исключением структуры и функций представительств и структурных подразделений филиалов, расположенных вне адресов расположения филиалов).

Единоличным исполнительным органом , осуществляющим руководство текущей деятельностью Общества, в соответствии с п. 15.1. ст. 15 Устава Общества является генеральный директор.

Генеральный директор назначается Советом директоров Общества, без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества, принимает решения по вопросам, не отнесенным Уставом к компетенции общего собрания акционеров, совета директоров и правления Общества.

Генеральный директор осуществляет функции председателя Правления Общества.

Права, обязанности, размер оплаты труда и ответственность генерального директора определяются договором, заключаемым им с Обществом.

Сведения о наличии кодекса корпоративного поведения:

На заседании Совета директоров ОАО «Сибирьтелеком» 26 декабря 2003г. (протокол № 21) был утвержден Кодекс корпоративного поведения ОАО «Сибирьтелеком». Его полный текст размещен в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/company/docs/kkp.pdf. Решением Совета директоров от 07 июня 2006 г. (протокол №26) в Кодекс корпоративного поведения Общества внесены изменения и дополнения (размещение в сети Интернет по адресу: http://www.sibirtelecom.ru/investor/docs/kkp_izm.rtf).

Сведения об изменениях, внесенных во внутренние документы:

В отчетном квартале изменения в устав вносились.

На годовом общем собрании акционеров, состоявшемся 19.06.2006 г., были приняты следующие документы (в новой редакции):

- ***Устав ОАО «Сибирьтелеком» (протокол № 1)***
- ***Положение о Ревизионной комиссии ОАО «Сибирьтелеком» (протокол № 1)***

Текст действующей редакции Устава ОАО «Сибирьтелеком» и внутренние документы регулирующие деятельность органов Общества, а также утвержденные изменения и дополнения к ним, размещены в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/investor/docs.php.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Члены Совета директоров эмитента:

Председатель совета директоров:

1. Беляев Константин Владимирович
Год рождения: ***1968***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2005	*ОАО "Связьинвест"*	*главный бухгалтер*
2002 – 2002	*ОАО "Яртелеком"*	*член совета директоров*
2002 – 2002	*ОАО "Артелеком"*	*член совета директоров*
2003 – 2003	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 - 2006	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2005 - 2006	*"Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 – наст. время	*ОАО "Ростелеком"*	*член правления*
2005 – наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*
2005 – наст. время	*ОАО "Связьинвест"*	*член правления*
2005 – наст. время	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены совета директоров:

2. Бескоровайный Андрей Владимирович
Год рождения: ***1958***
Образование: ***высшее, кандидат технических наук***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ЗАО "Северо-Западный GSM"*	*директор по новым технологиям, заместитель генерального директора по развитию бизнеса и новым технологиям*
2001 - 2002	*ФГУП "Главный радиочастотный центр"*	*первый заместитель директора*
2002 - 2004	*ФГУП "Главный радиочастотный центр"*	*директор*
2004 - 2004	*Министерство РФ по связи и информатизации*	*заместитель Министра*
2004 - 2005	*Федеральное агентство связи*	*заместитель руководителя, и.о. руководителя*
2005 – наст. время	*Федеральное агентство связи*	*руководитель*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центртелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Ермолич Александр Аркадьевич
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО "Связьинвест"*	*заместитель директора департамента экономического прогнозирования и сводного планирования*
2001 - 2002	*ОАО "Электросвязь" Новосибирской области*	*председатель совета директоров*
2001 - 2002	*ОАО "Новгородтелеком"*	*председатель совета директоров*
2001 - 2002	*ОАО "Связьинвест"*	*заместитель директора департамента экономического планирования и тарифной политики*
2002 - 2003	*ОАО "Связьинвест"*	*заместитель начальника отдела департамента корпоративного управления*

2002 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2003 - наст. время	*ОАО "Связьинвест"*	*начальник отдела департамента корпоративного управления*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

4. Забузова Елена Викторовна
Год рождения: *1950*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*ОАО "Связьинвест"*	*заместитель директора – начальник отдела экономического планирования департамента экономического планирования и тарифной политики*
2002 - 2002	*ОАО "Смоленсксвязьинформ"*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Ростовской области*	*член совета директоров*
2002 - 2003	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2003 - 2004	*ОАО "ВолгаТелеком"*	*член совета директоров*
2003 – наст. время	*ОАО "Связьинвест"*	*директор департамента экономического планирования и бюджетирования*
2003 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2005	*ОАО "МГТС"*	*член совета директоров*
2004 - 2005	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2005 – наст. время	*ЗАО "РусЛизингСвязь"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "ЦентрТелеком"*	*член правления*
2006 – наст. время	*ОАО "Северо-Западный Телеком"*	*член правления*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

5.Кузнецов Сергей Иванович
Год рождения: *1953*
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 – 2003	***Негосударственный пенсионный фонд "Ростелеком-Гарантия"***	***член совета фонда***
2001 – 2003	***ОАО "Ростелеком"***	***генеральный директор, председатель правления***
2001 – 2003	***ОАО "Связьинвест"***	***член правления***
2001 – 2003	***ЗАО "Интерфакс-Телеком"***	***член совета директоров***
2001 – 2003	***ОАО "РТК-Лизинг"***	***член совета директоров***
2001 – 2004	***ЗАО "Глобалстар-Космические телекоммуникации"***	***член совета директоров***
2001 – 2004	***ОАО "РТКомм.РУ"***	***член совета директоров***
2001 – 2004	***ЗАО "Телмос"***	***член совета директоров***
2001 – 2004	***Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"***	***член совета партнерства***
2002 – 2004	***ОАО "Ростелеком"***	***член совета директоров***
2003 – 2003	***ОАО "РТК-Лизинг"***	***председатель совета директоров***
2003 – 2004	***ОАО "Северо-Западный Телеком"***	***генеральный директор, председатель правления***
2003 – 2005	***ОАО Межрегиональный коммерческий банк развития связи и информатики***	***член совета директоров***
2004 – 2004	***ОАО "Северо-Западный Телеком"***	***член совета директоров***
2004 – 2006	***ОАО "Телекоминвест"***	***член совета директоров***
2004 – наст. время	***ОАО "Связьинвест"***	***первый заместитель генерального директора***
2004 – наст. время	***ОАО "Связьинвест"***	***член правления***
2005 – 2006	***ОАО "Южная телекоммуникационная компания"***	***председатель совета директоров***
2005 – 2006	***ОАО "Центральный телеграф"***	***председатель совета директоров***
2005 – 2006	***ОАО «ВолгаТелеком»***	***член совета директоров***
2005 – 2006	***ОАО "Сибирьтелеком"***	***председатель совета директоров***
2005 – наст. время	***ОАО «Уралсвязьинформ»***	***председатель совета директоров***

2005 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центральная телекоммуникационная компания"*	*член совета директоров*
2005 – наст. время	*ОАО "Дальневосточная компания электросвязи"*	*председатель совета директоров*
2006 – наст. время	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

6. Коваленко Геннадий Иванович
Год рождения: ***1946***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2002	*ОАО "Связьинвест"*	*начальник отдела департамента правового обеспечения ОАО «Связьинвест»*
2001 – 2002	*ОАО "Электросвязь" Читинской области*	*председатель совета директоров*
2004 - 2005	*ОАО "Сибирьтелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

7. Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *0,104*
Доля обыкновенных акций эмитента: *0,137*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

8. Репин Игорь Николаевич
Год рождения: *1966*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО ВАСО (Воронежское акционерное самолетостроительное общество)*	*член совета директоров*
2001 - 2002	*ОАО "Электросвязь" Владимирской области*	*член совета директоров*
2001 - 2002	*СРО НАУФОР, г. Москва*	*главный специалист Управления по защите прав инвесторов*
2001 - 2002	*ОАО "Кубаньэнерго"*	*член совета директоров*
2001 - 2003	*Ассоциация по защите прав инвесторов*	*эксперт*
2002 - 2003	*ОАО "Ростовэнерго"*	*член совета директоров*
2002 - 2003	*ОАО "Пензаэнерго"*	*член совета директоров*
2002 - 2004	*ОАО "Черепетская ГРЭС"*	*член совета директоров*
2002 - 2006	*ОАО "Владимирэнерго"*	*член совета директоров*
2002 - 2006	*ОАО "Авиастар", г. Ульяновск*	*член совета директоров*
2002 - наст. время	*ОАО "Дальсвязь"*	*член совета директоров*

2003 - 2003	*ОАО "Астраханьэнерго"*	*член совета директоров*
2003 - 2003	*ОАО "Омскэнерго"*	*член совета директоров*
2003 - 2005	*ОАО "Канаковская ГРЭС"*	*член совета директоров*
2003 - наст. время	*Ассоциация по защите прав инвесторов*	*зам. исполнительного директора*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Пензенская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирская генерирующая компания"*	*член совета директоров*
2005 - 2006	*ОАО "Владимирэнергоремонт"*	*член совета директоров*
2005 - 2006	*ОАО "Пензаэнерго"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

9. Ситников Сергей Георгиевич
Год рождения: ***1949***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2005	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатик"***	***первый проректор***
2005 – наст. время	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатики"***	***ректор***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

10. Статьин Владимир Анатольевич
Год рождения: *1959*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО "Корпоративная финансово-инвестиционная компания"*	*заместитель генерального директора*
2001 - наст. время	*НП "Объединение по Защите Интересов Акционеров Предприятий и Организаций" (ОПИАК)*	*генеральный директор*
2001 - 2002	*ОАО "Гусевский ЛПХ"*	*член совета директоров*
2001 - 2002	*ОАО "Петушкиинтерлес"*	*член совета директоров*
2002 - 2002	*ОАО "Алтайтелеком"*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Ставропольского края*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Ульяновской области*	*член совета директоров*
2002 - 2002	*ОАО "Кировэлектросвязь"*	*член совета директоров*
2003 - 2004	*ОАО "Курганэнерго"*	*член совета директоров*
2003 - 2005	*ОАО "Смоленскэнерго"*	*член совета директоров*
2003 – наст. время	*Российский институт директоров*	*руководитель Кадрового Центра*
2004 - 2005	*ОАО "Смоленская управляющая энергетическая компания"*	*член совета директоров*
2004 - 2005	*ОАО "Астраханская региональная генерирующая компания"*	*член совета директоров*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2006	*ОАО "Смоленская энергоремонтная компания"*	*член совета директоров*
2005 - наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0003***
Доля обыкновенных акций эмитента: ***0,0004***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

11. Чечельницкий Евгений Александрович
Год рождения: ***1973***
Образование: ***высшее, кандидат экономических наук***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2004	*Министерство Российской Федерации по*	*заместитель*

	связи и информатизации	*руководителя департамента экономической и инвестиционной политики*
2004 – наст. время	*Федеральная служба по надзору в сфере связи*	*заместитель руководителя*
2005 - 2006	ОАО *"Центральный телеграф"*	*член совета директоров*
2005 - 2006	ОАО *"Южная телекоммуникационная компания"*	*член света директоров*
2005 - 2006	*ОАО "Дальсвязь"*	*член света директоров*
2005– наст. время	*ОАО «Уралсвязьинформ"*	*член света директоров*
2005– наст. время	*ОАО "Ростелеком"*	*член света директоров*
2005– наст. время	*ОАО "Гипросвязь"*	*член света директоров*
2006 наст. время	*ОАО "Сибирьтелеком"*	*член света директоров*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Члены коллегиального исполнительного органа (правления) эмитента:

Председатель Правления:

Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*

2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *0,104*
Доля обыкновенных акций эмитента: *0,137*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены Правления:

1. Аржанникова Людмила Александровна
Год рождения: ***1960***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2005	***ОАО "Связьинвест"***	***главный специалист департамента электрической связи***
2001 - 2002	***ОАО "Электросвязь" Омской области***	***председатель совета директоров***
2001 - 2002	***ОАО "Томсктелеком"***	***председатель совета директоров***
2004 - 2006	***ЗАО "Телеком" Рязанской области***	***член совета директоров***
2005 - наст. время	***ОАО "Связьинвест"***	***начальник отдела департамента электрической связи***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

2. Борзенко Иван Иванович
Год рождения: ***1951***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*УФСБ РФ по Новосибирской области*	*заместитель начальника управления*
2003 - 2005	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности и режиму секретности*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности*

Доля в уставном капитале эмитента: ***0,00024***
Доля обыкновенных акций эмитента: ***0,00015***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Гриб Анатолий Викторович
Год рождения: ***1961***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	***ОАО "Алтайская телефонно-телеграфная компания"***	***первый заместитель генерального директора***
2001 - 2002	***ОАО "Сибирьтелеком"***	***первый заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2002 - 2003	***ОАО "Сибирьтелеком"***	***заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"***
2003 - 2004	***ОАО "Сибирьтелеком"***	***директор департамента технического развития***
2004 - 2005	***ОАО "Сибирьтелеком"***	***заместитель технического директора – директор департамента телекоммуникаций***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора – директор по корпоративному управлению и информационным технологиям***
2005 - наст. время	***ЗАО "Новоком"***	***член совета директоров***
2005 - наст. время	***ЗАО "ТелеРосс-Новосибирск"***	***член совета директоров***
2005 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2006 - наст. время	***ОАО "Ринет"***	***председатель совета директоров***
2006 - наст. время	***ОАО "Связьинтек"***	***член совета директоров***
2006 - наст. время	***ЗАО "Коммуникационно-***	***член совета директоров***

	информационные технологии"	

Доля в уставном капитале эмитента: ***0,00048***
Доля обыкновенных акций эмитента: ***0,000107***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Гришко Николай Александрович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	***ОАО "Электросвязь" Красноярского края***	***генеральный директор***
2002 - 2005	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор регионального филиала ОАО "Сибирьтелеком" "Электросвязь" Красноярского края***
2005 – 2006	***ЗАО КБ "Кедр"***	***председатель наблюдательного совета***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор Красноярского филиала ОАО "Сибирьтелеком"***
2005 – наст. время	***ЗАО "Енисейтелеком"***	***член совета директоров***
2005 – наст. время	***ОАО "Сибирьтелеком"***	***член правления***

Доля в уставном капитале эмитента: ***0,00045***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5. Киричек Нина Ивановна
Год рождения: ***1948***
Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО "Электросвязь" Новосибирской области*	*директор по персоналу*
2001 - 2002	*ОАО "Электросвязь" Омской области*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по управлению персоналом*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***0,029***
Доля обыкновенных акций эмитента: ***0,034***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

6. Левин Дмитрий Николаевич
Год рождения: ***1966***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2004	*ЗАО "Сибирские Сотовые Системы - 900"*	*генеральный директор*
2001 - 2003	*ЗАО "Сибирские Сотовые Системы - 900"*	*член совета директоров*
2004 - 2004	*ОАО "Сибирьтелеком"*	*и.о. заместителя генерального директора – директора по корпоративному развитию*
2004 - 2005	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – коммерческий директор*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по развитию бизнеса*
2005 - наст. время	*ЗАО "СтеК Джи Эс Эм"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*член совета директоров*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*член совета директоров*
2005 - наст. время	*ОАО "Связьинтек"*	*член совета директоров*
2006 – наст. время	*ОАО "Ринет"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

7. Ноздрин Владимир Викторович

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2002	***ОАО "Электросвязь" Красноярского края***	***член совета директоров***
2001 - 2002	***ОАО "Электросвязь" республики Хакасия***	***член совета директоров***
2001 - 2004	***ЗАО "Новоком"***	***член совета директоров***
2001 - 2004	***ЗАО "Сибирские сотовые системы-900"***	***член совета директоров***
2001 - 2006	***ОАО "НГТС-Пэйдж"***	***член совета директоров***
2001 - 2006	***ОАО "Ринет"***	***член совета директоров***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - технический директор***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***
2003 – 2004	***ЗАО "Енисейтелеком"***	***член совета директоров***
2004 – 2005	***ЗАО "СТеК Джи Эс Эм"***	***член совета директоров***
2004 – 2005	***ОАО "Локтелеком"***	***член совета директоров***
2004 – 2006	***ЗАО "Ростелеграф"***	***член совета директоров***
2004 – наст. время	***ЗАО "АТС-32"***	***член совета директоров***
2004 – наст. время	***ЗАО "АТС-41"***	***член совета директоров***
2004 – наст. время	***ООО "Гипросвязь-Сибирь"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,0047***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

9. Хвощинская Галина Ивановна

Год рождения: *1965*
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	*ОАО "Алтайтелеком"*	*главный бухгалтер*
2001 - 2002	*ОАО "Алтайтелеком"*	*член правления*
2002 - 2002	*ОАО "Сибирьтелеком"*	*главный бухгалтер регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*главный бухгалтер, член правления*

Доля в уставном капитале эмитента: ***0,00008***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

10. Черникова Тамара Алексеевна
Год рождения: *1959*
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	***ОАО Банк "МЕНАТЕП Санкт-Петербург", г. Воронеж***	***старший специалист по ценным бумагам филиала***
2003 - наст. время	***ОАО "Связьинвест"***	***начальник отдела ценных бумаг и долговых обязательств департамента финансов***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***член правления***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

11. Шейфер Александр Андреевич
Год рождения: ***1952***
Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО "Электросвязь" Новосибирской области*	*главный бухгалтер*
2001 - 2003	*ОАО "Сибирьтелеком"*	*директор по финансам – главный бухгалтер*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по экономике и финансам*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2004 - 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2006	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2004 - наст. время	*ЗАО "Байкалвестком"*	*член совета директоров*
2004 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - наст. время	*ОАО "Ринет"*	*член совета директоров*
2004 - наст. время	*ОАО "НГТС-ПЭЙДЖ"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,037***
Доля обыкновенных акций эмитента: ***0,048***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Лицо, исполняющее функции единоличного исполнительного органа эмитента – генеральный директор:

Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, член совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем*	*член совета Партнерства*

	развития телекоммуникаций"	
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Суммарный размер вознаграждений, выплаченных членам Совета директоров общества за 2005 финансовый год.

Заработная плата (руб.): ***4 366 973,00***

Премии (руб.): ***2 158 864,00***

Комиссионные (руб.): -

Вознаграждение (руб.): ***21 422 117,00***

Иные выплаты (руб.): ***200 000,00***
Итого (руб.): ***28 147 954,00***

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:
На годовом Общем собрании акционеров ОАО «Сибирьтелеком», которое состоялось 19 июня 2006г., был рассмотрен вопрос определения размера вознаграждения членам Совета директоров Эмитента и принято следующее решение:
Утвердить нормативы (проценты) отчислений для расчета годового вознаграждения членов Совета директоров:
- 0,26 % (двадцать шесть сотых процента) от EBITDA Общества по данным бухгалтерской отчетности по МСФО за 2006 год;
- 0,78 % (семьдесят восемь сотых процента) от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2006 года.

Суммарный размер вознаграждений, выплаченных членам Правления общества за 2005 финансовый год.

Заработная плата (руб.): ***10 563 985,00***

Премии (руб.): ***6 311 325,00***

Комиссионные (руб.): -

Вознаграждение (руб.): ***5 989 401,00***

Иные выплаты (руб.): ***461 000,00***

Итого (руб.): ***23 325 711,00***

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:

В соответствии с изменениями и дополнениями в Положение о Правлении ОАО «Сибирьтелеком», утвержденными на годовом общем собрании акционеров (протокол № 1 от 18.06.2004г.) размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

В соответствии со ст. 17 Устава ОАО "Сибирьтелеком" контроль за финансово-хозяйственной деятельностью Общества осуществляют следующие органы контроля:

- Ревизионная комиссия Общества (орган, избираемый на годовом собрании акционеров в количестве 5 человек);

- Департамент внутреннего аудита Общества.

В компетенцию Ревизионной комиссии входит:

- проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;

- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;

- проверка соблюдения правовых норм при исчислении и уплате налогов;

- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;

- оценка экономической целесообразности финансово-хозяйственных операций Общества.

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создано специальное, не зависимое от исполнительных органов Общества, структурное подразделение – Департамент внутреннего аудита, деятельность которого контролируется непосредственно Советом директоров Общества.

В соответствии со ст. 17.3 Устава Общества, функции Департамента внутреннего аудита, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определены Положением о Департаменте внутреннего аудита, утвержденным решением Совета директоров Общества от 14 мая 2003 года.

Задачами департамента внутреннего аудита являются:

- *периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества;*
- *независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений;*
- *периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества;*
- *проверка эффективности системы внутреннего контроля, контроль за движением денежных средств, за сделками, в совершении которых имеется заинтересованность, подтверждение достоверности бухгалтерской отчетности и оперативной информации Общества, его филиалов и структурных подразделений;*
- *консультирование по вопросам финансового и налогового законодательства;*
- *взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.*

Общая организация работы департамента внутреннего аудита в Обществе возлагается на директора департамента внутреннего аудита.

Директор департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором по согласованию с Советом директоров Общества.

Директор департамента внутреннего аудита действует в соответствии с заключенным с ним договором; по вопросам, связанным с осуществлением внутреннего аудита, подчиняется непосредственно Совету директоров Общества.

Сотрудники департамента внутреннего аудита, в своей профессиональной деятельности являются независимыми от исполнительных органов Общества и руководства тех филиалов и структурных подразделений, работа которых подвергается проверке, и должны руководствоваться только Конституцией Российской Федерации, положениями федеральных законов и других законодательных актов Российской Федерации, нормативных актов Общества по соответствующим направлениям деятельности Общества.

Департамент внутреннего аудита выполняет свою работу на основе годовых планов, утверждаемых Советом директоров Общества по представлению директора департамента внутреннего аудита.

Взаимодействие службы внутреннего аудита и внешнего аудитора осуществляется в соответствии со стандартами аудиторской деятельности, утвержденными Правительством РФ.

Сведения о наличии внутреннего документа эмитента, устанавливающего правила по предотвращению использования служебной (инсайдерской) информации:
Положение о порядке использования информации о деятельности ОАО «Сибирьтелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «Сибирьтелеком» утверждено решением Совета директоров ОАО «Сибирьтелеком» (протокол № 30 от 16.06.2005г.). Текст данного Положение размещен на сайте эмитента по адресу http://www.sibirtelecom.ru/company/docs/pol_inside2005.rtf.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав ревизионной комиссии:

1. Воробьева Наталья Сергеевна
Год рождения: ***1973***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	***Министерство РФ по антимонопольной политике и поддержке предпринимательства***	***начальник отдела методологии департамента регулирования деятельности естественных монополий в области связи***
2002 – 2005	***ОАО "Московская городская телефонная сеть"***	***начальник отдела управления экономики и финансов***
2005 – наст. время	***ОАО "Связьинвест"***	***начальник отдела департамента экономической и тарифной политики***
2006– наст. время	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. Королева Ольга Григорьевана

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ОАО "Связьинвест"*	*начальник отдела департамента бухгалтерского учета*
2003 – 2005	*ОАО "Связьинвест"*	*заместитель главного бухгалтера*
2005 – наст. время	*ОАО "Связьинвест"*	*главный бухгалтер*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель ревизионной комиссии*
2006 – наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Сельвич Елена Петровна

Год рождения: ***1968***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	***ЗАО "Бест Керамикс"***	***заместитель генерального директора по экономике и финансам***
2003 – 2005	***ЗАО «Петербург транзит телеком»***	***финансовый директор***
2005 – наст. время	***ОАО "Связьинвест"***	***директор департамента финансов***
2005 – наст. время	***ОАО "Уралсвязьинформ"***	***член правления***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***
2006 – наст. время	***ОАО "Ростелеком"***	***член совета директоров***
2006 – наст. время	***ОАО "Южная телекоммуникационная компания"***	***член совета директоров***
2006 – наст. время	***ОАО "ЦентрТелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

4. Чарковский Вячеслав Юрьевич
Год рождения: *1973*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ЗАО "БДО ЮниконРУФ"*	*ведущий эксперт*
2003 – наст. время	*ОАО "Связьинвест"*	*главный специалист департамента бухгалтерского учета*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Департамент внутреннего аудита.

1. *Гроза Светлана Анатольевна*
Год рождения: *1969*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*ОАО "Электросвязь" Новосибирской области*	*аудитор, руководитель группы внутреннего аудита*
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*начальник отдела внутреннего аудита и контроля*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*директор департамента внутреннего аудита*
2004 – 2005	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2004 – 2006	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Байкалвестком", ЗАО "Енисейтелеком"*	*член ревизионной комиссии*
2005 – наст. время	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. *Пушкина Татьяна Николаевна*
Год рождения: ***1952***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	*ОАО "Электросвязь" Новосибирской области*	*инспектор-ревизор группы внутреннего аудита*
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*ведущий специалист отдела внутреннего аудита и контроля*
2003 – 2005	*ОАО "Сибирьтелеком"*	*начальник отдела контроля и анализа отчетов департамента внутреннего аудита*
2005 – 2006	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*начальник отдела внутреннего контроля*
2005 – наст. время	*ЗАО "Стек Джи Эс Эм"*	*член ревизионной комиссии*
2006– наст. время	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Суммарный размер вознаграждений, выплаченных членам ревизионной комиссии общества за 2005 финансовый год.

Заработная плата (руб.) -
Премии (руб.) -
Комиссионные (руб.) -

Иные выплаты (руб.) -
Вознаграждение (руб.) *3 175 055,00*
Всего (руб.): *3 175 055,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:

В соответствии с Положением о Ревизионной комиссии ОАО «Сибирьтелеком» членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому. Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

Вознаграждение лиц, входящих в состав департамента внутреннего аудита, выплачивается в соответствии со штатным расписанием и положением о премировании.

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Среднесписочная численность работников (сотрудников) эмитента, включая работников (сотрудников), работающих в его филиалах и представительствах, а также размер отчислений на заработную плату и социальное обеспечение на дату окончания 2 квартала 2006г.:

Наименование показателя	2 кв. 2006г.
Среднесписочная численность работников, чел.	39 720
Доля сотрудников эмитента, имеющих высшее профессиональное образование, %	27,1
Объем денежных средств, направленных на оплату труда, тыс. руб.	1 757 826
Объем денежных средств, направленных на социальное обеспечение, тыс. руб.	43 710
Общий объем израсходованных денежных средств, тыс. руб.	1 801 536

За рассматриваемый период существенного для эмитента изменения численности сотрудников (работников) не произошло.

В состав сотрудников (работников) Эмитента не входят сотрудники, оказывающие существенное влияние на финансово-хозяйственную деятельность Эмитента (ключевые сотрудники).

Сотрудники Эмитента являются членами территориальных организаций Общероссийского профсоюза работников связи Сибирского федерального округа.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Сведения о соглашениях или обязательствах эмитента, касающиеся возможности участия сотрудников (работников) эмитента в его уставном капитале: ***не имеет место.***

Сведения о предоставлении или возможности предоставления сотрудникам (работникам) эмитента опционов эмитента: ***не имеет место.***

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента.

По состоянию на 30.06.2006г.:
Общее количество акционеров (участников): *18 260*
Общее количество номинальных держателей акций эмитента: *31*

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций.

По состоянию на 30.06.2006г.:
Акционеры эмитента, владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами обыкновенных акций эмитента:

1. Полное фирменное наименование: ***открытое акционерное общество "Инвестиционная компания связи"***
Сокращенное фирменное наименование: ***ОАО "Связьинвест"***
ИНН: ***7710158355***
Место нахождения: ***119121 г. Москва, ул. Плющиха, д.55 стр.2***
Доля в уставном капитале эмитента: ***38,23 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***50,67 %***
Акционеры, владеющие не менее чем 20 процентами уставного капитала данного лица или не менее чем 20 процентами его обыкновенных акций:

1.1. Полное фирменное наименование: ***Mustcom Limited***
Сокращенное наименование: ***отсутствует***
ИНН: ***нет (Нерезидент)***
Место нахождения: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Доля в уставном капитале акционера эмитента: ***25 % + 1 акция***
Доля обыкновенных акций акционера эмитента: ***25 % + 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

1.2. Наименование: ***Российская Федерация в лице Федерального агентства по управлению федеральным имуществом***
Сокращенное наименование: ***Росимущество***
ИНН: ***7710542402***
Место нахождения: ***Россия, г. Москва, Никольский пер, д.9***
Доля в уставном капитале акционера эмитента: ***75 % - 1 акция***
Доля обыкновенных акций акционера эмитента: ***75 % - 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

Номинальные держатели, владеющие не менее чем 5 процентами уставного капитала Эмитента или не менее чем 5 процентами обыкновенных акций Эмитента:

1. Полное фирменное наименование: *закрытое акционерное общество "Депозитарно-клиринговая компания" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ДКК"*
ИНН: *7710021150*
Место нахождения: *115162, г. Москва, ул. Шаболовка, д. 31, стр. Б*
Доля в уставном капитале эмитента: *10,3 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *5,76%*

2. Полное фирменное наименование: *закрытое акционерное общество "ИНГ БАНК (Евразия)" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "ИНГ БАНК (Евразия)"*
ИНН: *7712014310*
Место нахождения: *г. Москва, ул. Красная Пресня, д.31*
Доля в уставном капитале эмитента: *17,23 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *20,08 %*

3. Полное фирменное наименование: *закрытое акционерное общество "Ю БИ ЭС НОМИНИЗ" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО "Ю БИ ЭС НОМИНИЗ"*
ИНН: *7711080038*
Место нахождения: *115054, г. Москва, Павелецкая площадь, д. 2, стр. 2*
Доля в уставном капитале эмитента: *6,52 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *2,78 %*

4. Полное фирменное наименование: *некоммерческое партнерство "Национальный депозитарный центр" (номинальный держатель)*
Сокращенное фирменное наименование: *НП "НДЦ"*
ИНН: *7706131216*
Место нахождения: *125009, г. Москва, Средний Кисловский пер. д.1/13, стр. 4*
Доля в уставном капитале эмитента: *8,68 % (номинальный держатель)*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *7,28 %*

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции").

Доля уставного капитала эмитента, находящаяся в государственной (субъектов Российской Федерации), муниципальной собственности:
Вид собственности: *субъектов РФ*
Доля: *0,00007%*
Управляющий пакетом: *Департамент по управлению государственной собственностью Томской области*
Место нахождения: *634041, г. Томск, пр. Кирова, д. 51*

Вид собственности: *муниципальная*
Доля: *0,00015%*
Управляющий пакетом: *Департамент земельных и имущественных отношений г. Новосибирска*
Место нахождения: *630099, г. Новосибирск, ул. Красный проспект, д. 34*

Вид собственности: *субъектов РФ*
Доля: *0,000001%*
Управляющий пакетом: *Комитет по управлению государственным имуществом Новосибирской области*
Место нахождения: *630011, г. Новосибирск, ул. Красный проспект, д. 18*

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): *не предусмотрено.*

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Уставом Общества не предусмотрено ограничений на участие в уставном капитале Общества.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

Лица, зарегистрированные в реестре общества и владевшие не менее чем 5 процентами уставного капитала или не менее чем 5 процентами обыкновенных акций общества:

Составы акционеров эмитента, владевших не менее чем 5 процентами уставного капитала эмитента, определенные на дату списка лиц, имевших право на участие в каждом общем собрании акционеров эмитента, проведенном за 5 последних завершенных финансовых лет, а также за последний отчетный квартал, по данным списка лиц, имевших право на участие в каждом из таких собраний.

2001 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.03.2001 г.***:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***02.11.2001 г.***:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2002 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***19.04.2002 г.***:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2003 год:

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***25.12.2002 г.***:

	Полное и сокращенное фирменное наименование	**Доля в уставном капитале эмитента (%)**	**Доля обыкновенных акций эмитента (%)**
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - *29.12.2002 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи" ОАО "Связьинвест"	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2003 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	STOTTER LIMITED STOTTER LTD.	5,03	3,53

2004 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2004 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	7,47	9,91

2005 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *05.05.2005 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	9,12	12,088

2006 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **01.05.2006*г.*:**

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество "Инвестиционная компания связи", ОАО "Связьинвест"	38,23	50,67
2.	JP MORGAN CHASE BANK	10,48	13,89

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

	2 квартал 2006г.
Общее количество сделок с заинтересованностью (одобренных), совершенных эмитентом, тыс. руб. (долл.США)	-
Общий объем в денежном выражении сделок с заинтересованностью (одобренных), совершенных эмитентом, тыс. руб. (долл.США)	143 930 тыс. руб.

* - сделки, заключенные генеральной дирекцией и зарегистрированные в департаменте финансов (кроме сделок, заключаемых филиалами).

Сделок (групп взаимосвязанных сделок), цена каждой из которых составляет 5 и более процентов балансовой стоимости активов Эмитента, определенной по данным бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, совершенной Эмитентом за 2 квартал 2006 года, у Эмитента *не было.*

Иных сделок с заинтересованностью в течение 2 квартала 2006 года не совершалось. Сделок (групп взаимосвязанных сделок), в совершении которых имелась заинтересованность и решение об одобрении которых советом директоров или общим собранием акционеров Эмитента не принималось в случаях, когда такое одобрение является обязательным в соответствии с законодательством РФ, у Эмитента за указанный период *не было.*

6.7. Сведения о размере дебиторской задолженности.

Информация об общей сумме дебиторской задолженности эмитента с отдельным указанием общей суммы просроченной дебиторской задолженности:

	2 кв. 2006г.
Общая сумма дебиторской задолженности, всего, тыс. руб.	2 817 891
Общая сумма просроченной дебиторской задолженности, всего, тыс. руб.	315 858

Структура дебиторской задолженности эмитента с указанием срока исполнения обязательств за последний завершенный финансовый год:

на 30.06.2006 г.:

Вид дебиторской задолженности	**Срок наступления платежа**	
	До одного года	**Свыше одного года**
Дебиторская задолженность покупателей и заказчиков, тыс. руб.	1 923 095	3 195
в том числе просроченная, тыс. руб.	241 623	-
Дебиторская задолженность по векселям к получению, руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность участников (учредителей) по взносам в уставный капитал, тыс. руб.	-	-
в том числе просроченная, тыс. руб.	-	-
Дебиторская задолженность по авансам выданным, руб.	180 778	-
в том числе просроченная, тыс. руб.	26 695	-
Прочая дебиторская задолженность, тыс. руб.	621 943	88 880
0в том числе просроченная, тыс. руб.	47 540	-
Итого, тыс. руб.	2 725 816	92 075
в том числе итого просроченная, тыс. руб.	315 858	-

Сведения о дебиторах, на долю которых приходится не менее 10 процентов от общей суммы дебиторской задолженности:

Полное фирменное наименование: ***Открытое акционерное общество "Ростелеком"***

Сокращенное фирменное наименование: ***ОАО "Ростелеком"***

Место нахождение: ***191002, г. Санкт-Петербург, ул. Достоевского, д. 15***

Сумма дебиторской задолженности: ***399 982 834,47 руб.***

Размер и условия просроченной дебиторской задолженности: ***не имеет места***

Дебитор является аффинированным лицом:

Доля участия эмитента в уставном капитале аффинированного лица: ***нет***

Доля обыкновенных акций аффинированного лица, принадлежащих эмитенту: ***нет***

Доля участия аффинированного лица в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента, принадлежащих аффинированному лицу: ***нет***

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента.

В ежеквартальном отчете за 2 квартал данная информация не предоставляется.

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.

а) В состав квартальной бухгалтерской отчетности Эмитента, прилагаемой к настоящему ежеквартальному отчету входит бухгалтерская отчетность Эмитента за 1 полугодие 2006г, составленная в соответствии с требованиями законодательства Российской Федерации и состоящая из формы № 1 по ОКУД «бухгалтерский баланс» и формы № 2 по ОКУД «отчет о прибылях и убытках» (Приложение № 1).

б) У Эмитента отсутствует квартальная бухгалтерская отчетность, составленная в соответствии с Международными стандартами финансовой отчетности или Общепринятыми принципами бухгалтерского отчета США.

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

а) Обязанность организации составлять сводную бухгалтерскую отчетность установлена п. 91 Приказа Минфина РФ № 34н "Об утверждении Положения по ведению бухгалтерского учета и отчетности в Российской Федерации" от 29.07.1998 года.
Согласно п. 8 этого Приказа, Группа может не составлять сводную бухгалтерскую отчетность по правилам, предусмотренным нормативными актами и методическими указаниями по бухгалтерскому учету Министерства финансов Российской Федерации, в случае, если одновременно соблюдаются следующие условия:
- сводная бухгалтерская отчетность составлена на основе Международных стандартов финансовой отчетности (МСФО), разработанных Комитетом по международным стандартам финансовой отчетности;
- Группой должна быть обеспечена достоверность сводной бухгалтерской отчетности, составленной на основе МСФО;
- пояснительная записка к сводной бухгалтерской отчетности содержит перечень применяемых требований бухгалтерской отчетности, раскрывает способы ведения бухгалтерского учета, включая оценки, отличающиеся от правил, предусмотренных нормативными актами и методическими указаниями по бухгалтерскому учету Министерства финансов Российской Федерации.
ОАО "Сибирьтелеком" отвечает всем указанным требованиям.

б) В состав консолидированной финансовой отчетности по состоянию на 31 декабря 2005 года включается:
- Заключение независимых аудиторов;
- Консолидированный баланс по состоянию на 31 декабря 2005года;
- Консолидированный отчет о прибылях и убытках за 2005 год;
- Консолидированный отчет о движении денежных средств за 2005 год;
- Консолидированный отчет о движении собственных средств за 2005 год;
- Примечания к консолидированной финансовой отчетности по состоянию на 31 декабря 2005 года.

См. Приложение № 2.

7.4. Сведения об учетной политике эмитента.

Во 2 квартале 2006г. изменений в Учетную политику Эмитента на 2006г. внесено не было.

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Эмитент не осуществляет экспорт продукции (товаров, работ, услуг).

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Общая стоимость недвижимого имущества на 30.06.2006г. – ***2 028 052 608,71 руб.***

Величина начисленной амортизации на 30.06.2006г. – ***599 978 205,17 руб.***

Оценка недвижимого имущества в течение 12 месяцев до даты окончания отчетного квартала, ***не производилась.***

Изменений в составе недвижимого имущества Общества после даты окончания последнего завершенного финансового года до даты окончания отчетного квартала, балансовая стоимость которого превышала бы 5 процентов от балансовой стоимости активов Общества, ***не было.***

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента.

Сведения об участии эмитента в судебных процессах (с указанием наложенных на эмитента судебным органом санкциях) в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента, в течение трех лет, предшествующих дате окончания отчетного квартала:

1. ***Судебный процесс по иску Потапкиной Е.П. к ОАО «Сибирьтелеком» о компенсации морального вреда в сумме 1 500 000 руб. В удовлетворении исковых требований отказано полностью. Данное решение обжаловано истцом в кассационном порядке в Верховный суд Республики Хакасия. Определением суда кассационной инстанции от 30 мая 2006г. решение суда первой инстанции оставлено без изменения. Сохраняется вероятность обжалования в надзорном порядке. (Хакасский филиал).***
2. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. Предварительное судебное заседание назначено на 27.07.2006 г. (Алтайский филиал).***
3. ***Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Планируется подача кассационной жалобы. (Алтайский филиал).***
4. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые***

требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).

5. *Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Производство по делу приостановлено до рассмотрения иска Жихарева В.Г. к ответчику об оспаривании дисциплинарного взыскания. (Красноярский филиал).*
6. *Судебный процесс по иску ОАО «Сибирьтелеком» к ИМНС России по Центральному району г. Красноярска о возврате излишне уплаченного налога на прибыль за 2002 год в сумме 1 162 064 руб. Предварительное судебное заседание назначено на 27.07.2006 г. (Красноярский филиал).*
7. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006 г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
8. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Фирма ЦТО Квант» о взыскании задолженности на сумму 2 065 439, 52 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. 09.06.2006 г. апелляционной инстанцией решение суда первой инстанции отменено, исковые требования удовлетворены в полном объеме. (Красноярский филиал).*
9. *Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. (Иркутский филиал).*
10. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Корпорация Северная корона» о взыскании задолженности за услуги связи в размере 4 249 699, 2 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено: взыскано 3 280 430 руб., «… в части иска 849 939, 84 руб. плюс 18% НДС следует отказать». Подано заявление в порядке ст.179 АПК РФ об исправлении арифметической ошибки - исключения слов из резолютивной части Постановления суда « плюс 18% НДС». 15.06.2006 г. получена кассационная жалоба. (Иркутский филиал).*
11. *Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 080 долларов США, 78 507 японских иен. Судебное рассмотрение назначено на 14.07.2006 г. (Иркутский филиал).*
12. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005 иск удовлетворен. 03.03.2006 исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. (Иркутский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Сибстройкомплект» о взыскании вексельной суммы и издержек на совершение протеста векселей в неплатеже на сумму 1 272 600 руб. Решением суда исковые требования удовлетворены. (Иркутский филиал).*
14. *Судебный процесс по заявлению ОАО «Сибирьтелеком» о признании незаконным решения УМНС РФ № 9 по Иркутской области о доначислении налога и пени в размере 1 172 977 руб. Постановлением суда кассационной инстанции дело направлено на новое рассмотрение в суд первой инстанции, в котором производство по делу приостановлено. Решением суда от 23.11.05 решение признано незаконным в части 597 277 руб. (Иркутский филиал).*
15. *Судебный процесс по иску ФГУП «Российская телевизионная и радиовещательная сеть» к ОАО «Сибирьтелеком» о применении последствий недействительности ничтожной сделки приватизации в виде изъятия имущества двух космических станций «Орбита». Балансовая стоимость СКС «Орбита» в г. Иркутске составляет 800 000 руб. В удовлетворении исковых требований отказано. Судом кассационной инстанции дело направлено на новое рассмотрение. Решением от 13.10.05 в иске отказано. (Иркутский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 698 297 руб. Решением суда взыскана уточненная сумма 1 233 608 руб. (Иркутский филиал).*

17. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 527 555 руб. Решением суда взыскана уточненная сумма 2 146 584 руб. (Иркутский филиал).

18. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Решением суда исковые требования удовлетворены. (Иркутский филиал).

19. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение. (Кемеровский филиал).

20. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. (Кемеровский филиал).

21. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. (Кемеровский филиал).

22. Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).

23. Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).

24. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. Истцом на решение суда подана апелляционная жалоба, оставленная без удовлетворения. 02.03.2006 г. судом вынесено определение о приостановлении производства по делу. (Кемеровский филиал).

25. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).

26. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439руб. На рассмотрении в первой инстанции. (Кемеровский филиал).

27. Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 1 136 902, 45 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).

28. Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 3 721 025, 04 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).

29. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Севтелеком» о взыскании задолженности на сумму 6 297 442, 80 руб. Решением суда исковые требования удовлетворены в полном объеме. (Кемеровский филиал).

30. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 1 180 043, 4 руб. Взыскано 1 000 000 руб. (Кемеровский филиал).

31. Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате за землю на сумму 2 514 385, 55 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).

32. Судебный процесс по иску Администрации Тисульского района Кемеровской области к ОАО «Сибирьтелеком» о взыскании суммы неосновательного обогащения и процентов за

пользование чужими денежными средствами на сумму 1 110 912 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал)

33. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате на сумму 2 108 938, 85 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал).*
34. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.05. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
35. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком-Новосибирск» о взыскании задолженности по договору о межсетевом взаимодействии в размере 3 446 358 руб. 27.10.05. вынесено решение в пользу ОАО «Сибирьтелеком», 30.12.2006 в удовлетворении апелляционной жалобы отказано. 16.02.2006 ответчиком подана кассационная жалоба. Дата заседания не назначена. (Кемеровский филиал).*
36. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «СТеК Джи Эс Эм» взыскании задолженности по договору о межсетевом взаимодействии в размере 9 514 942 руб. Определением от 30.01.2006 г. утверждено мировое соглашение на сумму 7 365 755, 12 руб. (Кемеровский филиал).*
37. *Судебный процесс по иску ОАО «Сибирьтелеком» к УВД г. Новокузнецка о взыскании задолженности за услуги связи в размере 1 561 223 руб. Определением от 11.01.2006 прекращено в связи с оплатой. (Кемеровский филиал).*
38. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУВД г. Прокопьевска о взыскании задолженности за услуги связи в размере 1 227 677 руб. Решением от 08.12.05 во взыскании отказано в связи с добровольной оплатой задолженности. (Кемеровский филиал).*
39. *Судебный процесс по иску ОАО «Сибирьтелеком» к Управлению по делам ГО и ЧС Кемеровской области о возврате неосновательного обогащения в размере 1 880 098 руб. Исковые требования удовлетворены. (Кемеровский филиал).*
40. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 14 116 566 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. Рассмотрение назначено на 17.07.2006 г. (Новосибирский филиал).*
41. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции удовлетворено 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. (Новосибирский филиал).*
42. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 7 985 781 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. (Новосибирский филиал).*
43. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. (Новосибирский филиал).*
44. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Удовлетворено 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Назначено на 09.08.2006 г. (Новосибирский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. На рассмотрении. (Новосибирский филиал).*

46. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Рассмотрение назначено на 17.07.2006 года. (Новосибирский филиал).*
47. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. На рассмотрении. (Новосибирский филиал).*
48. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 319 748 руб. Решением суда исковые требования удовлетворены на сумму 1 082 193 руб. (Новосибирский филиал).*
49. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 4 699 900 руб. Исковое заявление возращено. (Новосибирский филиал).*
50. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Цифровая сеть и телекоммуникационные системы НСО» о взыскании платы за точки подключения в сумме 6 542 188 руб. Исковые требования удовлетворены. Судом апелляционной инстанции решение суда первой инстанции оставлено без изменения. Постановлением кассационной инстанции от 18.10.05 решение оставлено без изменения. (Новосибирский филиал).*
51. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КТС» о взыскании задолженности на сумму 1 792 911 руб. Определением от 13.03.2006 прекращено производство по делу в связи с заключением мирового соглашения. (Новосибирский филиал).*
52. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 10 268 553 руб. Решением суда иск удовлетворен, апелляционной инстанцией сумма изменена до 8 420 214 руб. (Новосибирский филиал).*
53. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 282 136 руб. Исковое заявление возвращено. (Новосибирский филиал).*
54. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 25 091 085 руб. Решением суда первой инстанции в удовлетворении отказано. Апелляционной инстанцией удовлетворено. Кассационной - дело направлено на новое рассмотрение. Решением суда взыскано 20 274 690 руб. (Новосибирский филиал).*
55. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 810 791 руб. (Иркутский филиал).*
56. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Меркурий» о взыскании убытков на сумму 1 038 315, 05 руб. На рассмотрении. (Омский филиал).*
57. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. На рассмотрении. (Омский филиал).*
58. *Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).*
59. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006 г. (Омский филиал).*
60. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» о взыскании задолженности за услуги связи в размере 3 528 760 руб. Решением Арбитражного суда Омской области от 21.10.05г. иск удовлетворен в сумме 2 384 131 рублей. В остальной сумме отказано по причине уплаты ответчиком части задолженности на момент вынесения решения. (Омский филиал).*
61. *Судебный процесс по заявлению ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» и ЗАО «Скай Линк» о взыскании солидарно задолженности по опротестованным в неплатеже простым векселям и расходов по совершению нотариальных действий в общей сумме 7 341 812 руб. Выдан судебный приказ о взыскании всей суммы. (Омский филиал).*

62. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУП «Омсктрансмаш» о взыскании задолженности за услуги связи в размере 1 899 032 руб. Решением от 12.12.05 исковые требования удовлетворены. (Омский филиал).*
63. *Судебный процесс по иску Арбитражного суда Томской области к ЗАО «ПФК «Томич» и ОАО «Сибирьтелеком» о признании сделки, заключенной между ответчиками, недействительной и применении последствий недействительности сделок. Цена иска 1 500 000 руб. Решением от 13.01.2005 г. исковые требования удовлетворены. 31.05.2005 г. апелляционной инстанцией решение суда первой инстанции оставлено в силе. Постановлением кассационной инстанции от 15.09.2005 г. дело направлено на новое рассмотрение в первую инстанцию. Постановлением апелляционной инстанции от 20.03.2006 г. решение суда от 12.01.2005 г. оставлено в силе. 23.05.06 г. ЗАО ПФК «Томич» подал кассационную жалобу. (Томский филиал).*
64. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Назначено на 25.08.2006 г. (Томский филиал).*
65. *Судебный процесс по иску Территориального управления Министерства имущественных отношений РФ по Томской области к ОАО «Сибирьтелеком» о признании сделки приватизации недействительной (в части). Решением суда отказано в удовлетворении иска, апелляцией оставлено без изменения. (Томский филиал).*
66. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Издательский дом «Томский вестник» о защите деловой репутации и взыскании морального вреда. Цена иска 5 010 000 руб. Заключено мировое соглашение. (Томский филиал).*
67. *Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 19.09.2006 г.*
68. *Судебные процессы по двум искам ОАО «Сибирьтелеком» к ЗАО «Южно-Сибирская сотовая связь» о взыскании задолженности за услуги связи в сумме 3 295 019 руб. 17.10.2005 г. постановлением апелляционной инстанции решение арбитражного суда АК от 13.07.2005 г. о взыскании 4 715 222 руб., оставлено без изменений.*
69. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Эквант» о взыскании задолженности за услуги связи в размере 6 013 788 руб. Решением суда от 06.09.05 в удовлетворении иска отказано.*

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер Уставного капитала эмитента составляет *2 387 973 276, 45 рублей.*

Уставный капитал эмитента состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами:

1. Обыкновенные именные бездокументарные акции – *12 011 401 829 штук.*
Номинальная стоимость каждой обыкновенной акции составляет *0,15 рублей.*
Размер доли обыкновенных акций в уставном капитале эмитента составляет *75,45 %.*
2. Привилегированные именные бездокументарные акции типа А – *3 908 420 014 штук.*
Номинальная стоимость каждой привилегированной акции типа А составляет *0,15 рублей.*
Размер доли привилегированных акций в уставном капитале эмитента составляет *24,55 %.*

Категория (тип) акций, обращающихся за пределами Российской Федерации:

обыкновенные акции (в рамках Программы Американских депозитарных расписок (АДР) 1-го уровня)

Доля акций, обращающихся за пределами Российской Федерации, от общего количества акций соответствующей категории (типа):

Количество американских депозитарных акций, выпущенных в соответствии с депозитным соглашением с JP Morgan Chase Bank, по состоянию на 30.06.2006г. составляет 1 901 617 шт., представляющих соответственно 1 521 293 600 обыкновенных акций эмитента (коэффициент 1:800), или 12,67% от общего количества размещенных обыкновенных акций эмитента.

Наименование, место нахождения иностранного эмитента, ценные бумаги которого удостоверяют права в отношении акций соответствующей категории (типа):

Банк-депозитарий - JP Morgan Chase Bank (депозитное соглашение от 04.09.2001 г. (с изменениями и дополнениями от 09.11.2001 г.).

JP Morgan Chase Bank,
ADR Department
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

Краткое описание программы (типа программы) выпуска ценных бумаг иностранного эмитента, удостоверяющих права в отношении акций соответствующей категории (типа):

Программа выпуска АДР 1-го уровня:
АДР первого уровня выпускаются под ранее эмитированные и размещенные обыкновенные акции компании, не создают прироста капитала. АДР первого уровня имеют целью увеличить ликвидность, рыночную прозрачность и присутствие на международном рынке обеспечивающего их акционерного капитала, не предусматривает прохождение листинга.
Каждая американская депозитарная акция, подтвержденная АДР, дает право на получение 800 обыкновенных акций эмитента.

Сведения о получении разрешения Федеральной комиссии на допуск акций эмитента соответствующей категории (типа) к обращению за пределами Российской Федерации:

Распоряжением ФКЦБ России от 30 октября 2001 г. №1029-р разрешено обращение обыкновенных именных бездокументарных акций эмитента за пределами Российской Федерации в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с

иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- ***номер государственной регистрации выпуска ценных бумаг, на который выдано разрешение ФКЦБ России: 1-05-00195-А;***
- ***количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 1 980 704 000 шт.;***
- ***общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 297 105 600 рублей.***

Распоряжением ФКЦБ России от 24 января 2003 г. №03-99/р разрешено обращение за пределами Российской Федерации десяти дополнительных выпусков обыкновенных именных бездокументарных акций эмитента в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- ***номера государственной регистрации выпусков ценных бумаг, на которые выдано разрешение ФКЦБ России: 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А;***
- ***количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 6 067 629 959 шт.;***
- ***общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 910 144 493,85 рублей.***

25 июля 2003 г. Распоряжением ФКЦБ России №03-1565/р в соответствии с Порядком объединения дополнительных выпусков эмиссионных ценных бумаг, утвержденным Постановлением ФКЦБ России от 01.04.2003 г., осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг эмитента, в результате которого государственные регистрационные номера (1-05-00195-А, 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А), присвоенные выпускам обыкновенных именных бездокументарных акций были аннулированы и указанным выпускам ценных бумаг присвоен государственный регистрационный номер 1-04-00195-А.

В соответствии с разъяснениями ФКЦБ России «О действительности ранее выданных разрешений на обращение акций акционерного общества за пределами Российской Федерации» (исх. №03-ДГ-04/16900 от 12.11.2003г.), полученными эмитентом, процедура объединения дополнительных выпусков эмиссионных ценных бумаг эмитента не влечет необходимости получения нового разрешения ФКЦБ России на указанное количество обыкновенных именных бездокументарных акций эмитента, обращающихся за пределами Российской Федерации, на которые ранее было получено разрешение ФКЦБ России.

Наименование иностранного организатора торговли, через которого обращаются ценные бумаги иностранного эмитента, удостоверяющие права в отношении иностранного эмитента, удостоверяющие права в отношении акций эмитента:

АДР первого уровня обращаются на внебиржевом рынке США (OTC), а также в сегменте Freiverkehr (внебиржевой рынок) Берлинской и Франкфуртской бирж.

Иные сведения об обращении акций эмитента за пределами Российской Федерации:

Дополнительная информация о программе АДР эмитента размещена на сайте: http://www.adr.com (код поиска – SBTLY).

8.1.2. Сведения об изменении размера уставного капитала эмитента.

Размер уставного капитала эмитента, руб.	Структура уставного капитала эмитента	Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала	Дата составления и номер протокола собрания (заседания) органа управления, на котором принято решение об изменении размера уставного капитала	Размер уставного капитала эмитента после изменения, руб.
2001 год				
291 258 000	Акции обыкновенные: 14 562 900 шт. (75% уставного капитала) Акции привилегированные: 4 854 300 шт. (25% уставного капитала)	Совет директоров	28.02.2001 г. № 10	535 324 065
2002 год				
535 324 065	Акции обыкновенные: 2 676 626 500 шт. (75% уставного капитала) Акции привилегированные: 892 200 600 шт. (25% уставного капитала)	Совет директоров	26.04.2002 г. № 15	2 387 973 276,45
2003 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45%уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2004 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2005 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Сведения о фондах эмитента, формирующихся за счет его чистой прибыли за 5 последних завершенных финансовых лет, а также за 2 квартал 2006г.:
Резервный фонд:

В соответствии с требованиями ст. 35 Федерального закона РФ от 26.12.1995г. № 208-ФЗ "Об акционерных обществах", а также в соответствии с Уставом ОАО «Сибирьтелеком», резервный фонд создан и составляет 5% от величины уставного капитала Эмитента.

Год	Размер фонда		Размер отчислений в фонд в течение года, тыс. руб.	Размер средств, использованных в течение года (тыс. руб.) и направления использования средств фонда
	в денежном выражении, тыс. руб.*	в % от уставного капитала		
2 кв. 2006	119 399	5	-	Средства фонда не использовались.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Размер иных фондов учредительными документами Эмитента не устанавливается.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли, отсутствуют.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.
Общество обязано ежегодно проводить общее собрание акционеров (годовое общее собрание акционеров) не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года Общества в очной форме. Проводимые помимо годового общие собрания акционеров являются внеочередными. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным к его компетенции.
Сообщение о проведении общего собрания акционеров должно быть сделано не позднее, чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации общества, - не позднее, чем за 30 дней до даты его проведения.
В случае если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.
В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: "Российская газета".
Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.
Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.

Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания. В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров.

В случае если требование о созыве внеочередного общего собрания акционеров исходит от акционера (акционеров), оно должно содержать имена (наименования) акционера (акционеров), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.

Требование о созыве внеочередного общего собрания акционеров подписывается лицом (лицами), требующими созыва внеочерёдного общего собрания акционеров.

Дата проведения общего собрания акционеров в соответствии с Уставом Общества определяется Советом директоров.

Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров, а также выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный Уставом. Такие предложения должны поступить в Общество в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером) не позднее чем через 60 дней после окончания финансового года.

Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

- *годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;*
- *сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,*
- *проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,*

- *проекты внутренних документов Общества, проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров, проекты решений общего собрания акционеров,*
- *иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством, а также иная информация (материалы) для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.*

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Алтайская телекоммуникационная компания", ЗАО "Алтел"***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

2. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Енисейтелеком", ЗАО "ЕТК"***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

3. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Байкалвестком", ЗАО "БВК"***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

4. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм", ЗАО "СТеК Джи Эс Эм"***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

5. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "ЧитаНЭТ", ЗАО "ЧитаНЭТ"***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

6. Полное и сокращенное фирменные наименования: *открытое акционерное общество "Региональные Информационные Сети", ОАО "РИНЕТ"*
Место нахождения: *630102, г. Новосибирск, ул. Кирова, 86, комн.304А*
Доля эмитента в уставном капитале юридического лица: *100 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: 100 %
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

7. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-32", ЗАО "АТС-32"***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале юридического лица: ***93,94 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***93,94 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

8. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "НГТС-Пэйдж", ОАО "НГТС-ПЭЙДЖ"***
Место нахождения: ***630078, г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале юридического лица: *72,7 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *72,7 %*
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

9. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Регион-сеть", ЗАО "Регион-сеть"***
Место нахождения: ***630009, г. Новосибирск, ул. Добролюбова, д. 12***
Доля эмитента в уставном капитале юридического лица: ***66 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***66 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

10. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "Алтайская инвестиционная компания", ЗАО "Алтинком"***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале юридического лица: ***62,5 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***62,5 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

11. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком", ОАО "АК Мобилтелеком"***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале юридического лица: ***64,99 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***64,99 %***
Доля данного лица в уставном капитале эмитента: ***0,000314 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000416 %***

12. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "ТелеРосс-Новосибирск", ЗАО "ТелеРосс-Новосибирск"***
Место нахождения: ***630099, г. Новосибирск, ул. Ленина, 12***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***

Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

13. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Новоком", ЗАО "Новоком"***
Место нахождения: ***630099, г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

14. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-41", ЗАО "АТС-41"***
Место нахождения: ***Иркутская область, г. Братск, ул. Мира, 27***
Доля эмитента в уставном капитале юридического лица: ***49,91 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***49,91 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

15. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Иркутская расчетная палата", ОАО "ИРП"***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале юридического лица: ***34 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***34 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

16. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Желтые страницы - Томсктелеком", ЗАО "Желтые страницы - Томсктелеком"***
Место нахождения: ***г. Томск, ул. Кулева, 32***
Доля эмитента в уставном капитале юридического лица: ***33,3 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***33,3 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

17. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области", ОАО "ЦСиТКСН"***
Место нахождения: ***630099, г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

18. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь", ООО "СИМедиа-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале юридического лица: ***25,01 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***25,01 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

19. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Гипросвязь-Сибирь", ООО "Гипросвязь-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. Выставочная 15/3***

Доля эмитента в уставном капитале юридического лица: *24 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

20. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество Российская документальная электросвязь "Ростелеграф", ЗАО "Ростелеграф"*
Место нахождения: *103375, г. Москва, ул. Тверская, 7*
Доля эмитента в уставном капитале юридического лица: *19,6 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *19,6 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

21. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "Коммуникационно- информационные технологии", ЗАО "КИТ"*
Место нахождения: *г. Чита, улица Чайковского, 22*
Доля эмитента в уставном капитале юридического лица: *19,16 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *19,16 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

22. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Информационные технологии связи", ОАО "Связьинтек"*
Место нахождения: *г. Москва, ул.Плющиха, д.55 стр.2*
Доля эмитента в уставном капитале юридического лица: *11 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *11 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

23. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Локтелеком", ОАО "Локтелеком"*
Место нахождения: *г. Чита, улица Ленина, 107*
Доля эмитента в уставном капитале юридического лица: *7,16 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *7,16 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

24. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "РусЛизингСвязь", ЗАО "РусЛизингСвязь"*
Место нахождения: *г. Москва, 2-ой Спасоналивковский пер., 6*
Доля эмитента в уставном капитале юридического лица: *7,3 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *7,3 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

25. Полное и сокращенное фирменные наименования: *Открытое акционерное общество Акционерный коммерческий банк "АлтайБизнес-банк", ОАО АКБ "АлтайБизнес-банк"*
Место нахождения: *658210, Алтайский край, г. Рубцовск, пр. Ленина, 206*
Доля эмитента в уставном капитале юридического лица: *5,7 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: 5,*7 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

26. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Русско-Итальянская Компания по Телефонизации", ОАО "РИКТ"*
Место нахождения: *г. Междуреченск, ул. Чехова, 9*

Доля эмитента в уставном капитале юридического лица: *5,03 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *5,03 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным бухгалтерской отчетности за последний завершенный отчетный период ***не было.***

8.1.7. Сведения о кредитных рейтингах эмитента.

Объект присвоения кредитного рейтинга:
С 2001 года эмитенту присваивается международный кредитный рейтинг (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту).

Значение кредитного рейтинга на 30.06.2006г.
(дата пересмотра кредитного рейтинга – 7 февраля 2006г.):
Долгосрочный кредитный рейтинг в иностранной валюте: **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте: **B**.
Прогноз рейтинга - стабильный.

История изменения значений кредитного рейтинга за 5 последних завершенных финансовых лет:

2001 год:
Дата присвоения кредитного рейтинга – 18 декабря 2001г.
Долгосрочный кредитный рейтинг в иностранной валюте **B**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2002 год:
Долгосрочный кредитный рейтинг в иностранной валюте **B**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2003 год:
Дата пересмотра кредитного рейтинга – 14 мая 2003г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2004 год:
Дата пересмотра кредитного рейтинга – 29 марта 2004г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2005 год:
Дата пересмотра кредитного рейтинга – 25 апреля 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 2 декабря 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.

Прогноз рейтинга - стабильный.

Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг:

Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

Краткое описание методики присвоения кредитного рейтинга:

Кредитный рейтинг Fitch представляют собой оценку способности предприятия выполнять финансовые обязательства по выплате процентов, дивидендов по привилегированным акциям, возврату основной суммы долга и т.д. в течение рассматриваемого периода времени. Кредитный рейтинг в иностранной валюте оценивает вероятность осуществления платежей по обязательствам в соответствующей иностранной валюте, в рамках действующей в стране юрисдикции, а также принимает во внимание возможные валютные ограничения, связанные с конвертацией национальной валюты в иностранную.

При присвоении международного кредитного рейтинга оценивается история и перспективы условий финансовой деятельности эмитента, качество менеджмента, результаты финансово-хозяйственной деятельности эмитента, а также тенденции развития внешней экономической и политической среды, которые могут повлиять на финансовое состояние эмитента и его кредитоспособность.

Процесс присвоения международного кредитного рейтинга включает в себя следующие основные этапы:

- предоставление необходимых документов и материалов для проведения анализа компании (аудированная бухгалтерская отчетность, бизнес-план, план капитальных вложений, план стратегического развития, другие отчеты и меморандумы, подготовленные для инвесторов);
- посещение компании специалистами рейтингового агентства и проведение встреч с руководством компании;
- анализ предоставленных материалов;
- присвоение кредитного рейтинга;
- подготовка отчета, содержащего обоснование присвоенного рейтинга.

8.2 Сведения о каждой категории (типе) акций эмитента.

Категория: **акции обыкновенные**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **12 011 401 829 шт.**
Количество объявленных акций: **8 924 671 шт.**
Количество акций, находящихся на балансе общества: **0**

Дата регистрации: **25.07.2003**
Регистрационный номер: **1-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев обыкновенных акций Общества изложены в статье 7 Устава Общества:

7.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

7.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и Уставом, в случае их объявления Обществом;
7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст.91 указанного закона;
7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;
7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;
7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;
7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.
7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).
7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц, если иные основания и размер ответственности не установлены федеральными законами.
7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.
7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.
7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).
7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-

хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.

7.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

Категория: **акции привилегированные**
Тип: **А**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **3 908 420 014 шт.**
Количество объявленных акций: **2 980 586 шт.**
Количество акций, находящихся на балансе общества: **0**

Сведения о государственной регистрации выпуска:
Дата регистрации: **25.07.2003**
Регистрационный номер: **2-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев привилегированных акций типа А изложены в ст. 8 Устава Общества:

8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

Сведения об облигациях эмитента.

Порядковый номер выпуска: **1**
Серия: **А**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**

Количество ценных бумаг выпуска: **5 700 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **2 850 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**
Регистрационный номер: **51-2-11**
Орган, осуществивший государственную регистрацию: **Финансовые органы**

Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **5 628 штук**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.
Период погашения: **с 18.11.1996 по 30.01.1999**

Текущее состояние выпуска:
По состоянию на 30.12.98г. все облигации типа А погашены (аннулированы)
Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **2**
Серия: **В**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**

Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**
Количество ценных бумаг выпуска: **300 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **150 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**
Регистрационный номер: **51-2-12**
Орган, осуществивший государственную регистрацию: **Финансовые органы**
Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **6 штук**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 30.11.1998 по 31.12.1998**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Порядковый номер выпуска: **3**
Серия: **03**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.06.2003**
Регистрационный номер: **4-03-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **19.08.2003**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Количество ценных бумаг выпуска: **1 530 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **1 530 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 03, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия до: **бессрочная лицензия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 18.07.2003г. по 18.07.2003г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.
Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет ОАО "Альфа-Банк", зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 107078, г. Москва, ул. Маши Порываевой, д.9 (далее - "Платежный агент"). Между Эмитентом и ОАО "Альфа-Банк" заключен договор "Об услугах платежного агента".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение эмитента об указанных действиях публикуется Эмитентом в срок не менее десяти рабочих дней до даты совершения таких действий в газете "Ведомости".

Облигации погашаются по номинальной стоимости в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски,

связанные с непредставлением/несвоевременным предоставлением сведений. Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ.
Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 14,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 14,5%.

Порядок выплаты купонного (процентного) дохода:

Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента.
Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений. Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций. Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций"). Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.
В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);
б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по

Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

Обеспечение по облигациям выпуска не предусмотрено.

Порядковый номер выпуска: **4**
Серия: **04**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **13.04.2004**
Регистрационный номер: **4-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.09.2004**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 04, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 08.07.2004г. по 30.07.2004г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Промсвязьбанк" (ЗАО), зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 109052, РФ, г. Москва, ул. Смирновская, д. 10, стр. 22 (далее - "Платежный агент"). Между Эмитентом и АКБ "Промсвяьбанк" (ЗАО) заключен договор "О платежном агенте".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 12,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 12,5%.

Порядок выплаты купонного (процентного) дохода:

Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента.

Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений. Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций. Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций"). Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или

номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.
В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - физического лица);
б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.
Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами ФКЦБ России.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Приобретение Облигаций означает заключение приобретателем Облигаций с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой, при этом письменная форма договора поручительства считается соблюденной.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций Поручитель и Эмитент отвечают перед Владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **5**
Серия: **05**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-05-00195-A**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.06.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **3 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **3 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 05, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **29.04.2005г. (один день)**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее -

"Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны

нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 9,2 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 9,2 %.
Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций. Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного

предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.
От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.
Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – “Договор поручительства”). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.
Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").
Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.
С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.
Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (Трех миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (Три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (Трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **6**
Серия: **06**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-06-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **03.11.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 06, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **22.09.2005г. (один день)**

Период обращения облигаций выпуска:
1820 (Одна тысяча восемьсот двадцать) дней с даты начала размещения Облигаций.
Период погашения: 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 7,85 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 7,85%.

Величина процентной ставки по 7 купону устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска ценных бумаг в числовом выражении в процентах годовых.
Расчёт суммы выплат по 7 купону в расчете на одну Облигацию производится по следующей формуле: $K7 = C7 * 1000 * (T7 – T6)/ 365/ 100 \%$, где
K7 - сумма купонной выплаты по 7-му купону в расчете на одну Облигацию, в руб.;
C7 - размер процентной ставки 7-го купона, в процентах годовых;
T6 - дата начала 7-го купонного периода;
T7 - дата окончания 7-го купонного периода.

Величина процентной ставки по 8, 9, 10 купонам совпадает с величиной процентной ставки по 7 купону.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций. Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям. Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента. На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций. В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций. В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.
От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.
Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – “Договор поручительства”). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.
Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.
Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – “Эмиссионные документы”).
Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях,

установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.
С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.
Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг. Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг. Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Обязательства, которые эмитентом не исполнены или исполнены ненадлежащим образом (дефолт) **отсутствуют.**

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям.

Поручителем по выпуску облигаций серии 04 является:
Полное фирменное наименование: ***Закрытое акционерное общество «Енисейтелеком»***
Сокращенное фирменное наименование: ***ЗАО «ЕТК»***
Место нахождения: ***Российская Федерация, г. Красноярск, пр. Мира, 102***

Поручителем по выпуску облигаций серии 05, 06 и 07 является:
Полное фирменное наименование: ***Закрытое акционерное общество «Байкалвестком»***
Сокращенное наименование: ***ЗАО «БВК»***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Серия 04:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в

размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 9 981 119 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 627 933 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2006г. составил 2 584 721 000 рублей.

Серия 05:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (три миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2006г. составил 1 736 715 000 рублей.

Серия 06:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2006г. составил 1 736 715 000 рублей.

Серия 07:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 07 с

обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 11 209 898 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 1 312 663 000 рублей.

Размер стоимости чистых активов Поручителя на дату окончания 2 квартала 2006г. составил 1 736 715 000 рублей.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Наименование: ***Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»***
Место нахождения: ***Россия, г. Москва, ул. Пятницкая, 70***
Тел./Факс: ***(495) 933-42-21***
Адрес электронной почты: ***ork@ork-reestr.ru***
Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***ФКЦБ России***
Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***09.02.1998***

В обращении находятся документарные ценные бумаги с обязательным централизованным хранением, информация о которых содержится в п. 8.3.2.

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам, регулируются следующими нормативно-правовыми актами (в последних действующих редакциях):

1. ***Федеральный Закон от 10.12.2003 N 173-ФЗ «О валютном регулировании и валютном контроле»***
2. ***Налоговый кодекс Российской Федерации, ч.1, № 146-ФЗ от 31.07.1998***
3. ***Налоговый кодекс Российской Федерации, ч.2, № 117-ФЗ от 05.08.2000***
4. ***Федеральный Закон от 22.04.1996 N 39-ФЗ «О рынке ценных бумаг»***
5. ***Федеральный Закон от 09.07.1999 N 160-ФЗ «Об иностранных инвестициях в Российской Федерации»***
6. ***Федеральный Закон от 25.02.1999 N 39-ФЗ «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений»***
7. ***Федеральный Закон от 10.07.2002 N 86-ФЗ «О Центральном Банке Российской Федерации (Банке России)»А3.***

8. *Федеральный Закон от 07.08.2001 N 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма»*
9. *Международные договоры Российской Федерации по вопросам избежания двойного налогообложения.*

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.

Описание порядка налогообложения доходов по размещенным акциям эмитента.

I. НАЛОГООБЛОЖЕНИЕ ФИЗИЧЕСКИХ ЛИЦ.

Порядок и условия обложения физических лиц, являющихся налоговыми резидентами РФ, и физических лиц, не являющихся налоговыми резидентами РФ, но получающих доходы от источников в РФ, налогом на доходы физических лиц, рассчитываемые с учетом доходов, получаемых физическими лицами от реализации ценных бумаг, а также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 23 Налогового кодекса РФ «Налог на доходы физических лиц».

Статья 208 НК РФ устанавливает, что к доходам от источников в Российской Федерации, в частности, относятся дивиденды полученные от российской организации, а также доходы от реализации в Российской Федерации акций организаций.

Порядок определения налоговой базы установлен статьей 210 НК РФ:

(а) Для доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов, предусмотренных статьями 218 - 221 НК РФ (пункт 3 статьи 210 НК РФ).

Если сумма налоговых вычетов в налоговом периоде окажется больше суммы доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, за этот же налоговый период, то применительно к этому налоговому периоду налоговая база принимается равной нулю. На следующий налоговый период разница между суммой налоговых вычетов в этом налоговом периоде и суммой доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, не переносится, если иное не предусмотрено главой 23 НК РФ.

(б) Для доходов, в отношении которых предусмотрены иные налоговые ставки (в т. ч. предусмотренные пунктом 3 статьи НК РФ ставки для доходов нерезидентов и предусмотренные пунктом 4 статьи НК РФ ставки для доходов в виде дивидендов), налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению (пункт 4 статьи 210 НК РФ). При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

В соответствии со статьей 225 НК РФ:

(а) сумма налога при определении налоговой базы в соответствии с пунктом 3 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 статьи 224 НК РФ, процентная доля налоговой базы.

(б) сумма налога при определении налоговой базы в соответствии с пунктом 4 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы.

Общая сумма налога представляет собой сумму, полученную в результате сложения сумм налога, исчисленных в соответствии с пунктами (а) и (б).

Общая сумма налога исчисляется по итогам налогового периода применительно ко всем доходам налогоплательщика, дата получения которых относится к соответствующему налоговому периоду.

Сумма налога определяется в полных рублях. Сумма налога менее 50 копеек отбрасывается, а 50 копеек и более округляются до полного рубля.

Согласно статье 212 НК РФ материальная выгода, полученная от приобретения ценных бумаг признается доходом налогоплательщика, полученным в виде материальной выгоды, и налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над

суммой фактических расходов налогоплательщика на их приобретение (порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг).

Статья 214 НК РФ устанавливает особенности уплаты налога на доходы физических лиц в отношении доходов от долевого участия в организации, полученных в виде дивидендов от российских организаций: организация, являющаяся источником дохода налогоплательщика, полученного в виде дивидендов, признается налоговым агентом и определяет сумму налога отдельно по каждому налогоплательщику применительно к каждой выплате указанных доходов по ставке, предусмотренной пунктом 4 статьи 224 НК РФ, в порядке, предусмотренном статьей 275 НК РФ.

Особенности определения налоговой базы, исчисления и уплаты налога на доходы по операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок, базисным активом по которым являются ценные бумаги, устанавливаются статьей 214.1. НК РФ:

1. При определении налоговой базы по доходам по операциям с ценными бумагами учитываются доходы, полученные по следующим операциям:

- купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг;

- купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг;

- с ценными бумагами, осуществляемым доверительным управляющим (за исключением управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд) в пользу учредителя доверительного управления (выгодоприобретателя), являющегося физическим лицом.

2. Налоговая база по каждой операции, указанной в пункте 1 статьи 214.1. НК РФ.

3. Доход (убыток) по операциям купли-продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков.

Доход (убыток) по операциям купли-продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли-продажи в порядке, предусмотренном настоящим пунктом.

К указанным расходам относятся:

- суммы, уплачиваемые продавцу в соответствии с договором;

- оплата услуг, оказываемых депозитарием;

- комиссионные отчисления профессиональным участникам рынка ценных бумаг;

- биржевой сбор (комиссия);

- оплата услуг регистратора;

- другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.

Если налогоплательщиком были приобретены в собственность (в том числе получены на безвозмездной основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг.

Доход (убыток) по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли-продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка Российской Федерации.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (допущенными к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым подпункта 1 пункта 1 статьи 220 НК РФ.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

4. Налоговая база по операциям купли-продажи ценных бумаг определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли-продажи ценных бумаг данной категории.

Доход по операциям купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

В соответствии с п. 7 статьи 214.1. НК РФ при определении налоговой базы по операциям с ценными бумагами в расходы налогоплательщика включаются также суммы, уплаченные учредителем доверительного управления (выгодоприобретателем) доверительному управляющему в виде вознаграждения и компенсации произведенных им расходов по осуществленным операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок. При определении налоговой базы по доходам по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), для выгодоприобретателя, не являющегося учредителем доверительного управления, указанный доход определяется с учетом условий договора доверительного управления.

В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде дивидендов), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение

соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

В соответствии с п. 8 статьи 214.1. НК РФ налоговая база по операциям купли-продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям.

Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг).

При осуществлении выплат в денежной или натуральной форме из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 статьи 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат в денежной (выплат наличных денежных средств, перечисления денежных средств на банковский счет физического лица или на счет третьего лица по требованию физического лица) или натуральной форме из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о

невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со статьей 228 НК РФ.
Статья 215 НК РФ устанавливает особенности определения доходов отдельных категорий иностранных граждан, определяя категории иностранных граждан, чьи доходы не подлежат налогообложению.
Согласно статье 216 НК РФ налоговым периодом по налогу на доходы физических лиц признается календарный год.
Статья 217 НК РФ относит к доходам, не подлежащим налогообложению (освобождаемым от налогообложения) доходы физических лиц, полученные акционерами акционерных обществ в результате переоценки основных фондов (средств) в виде дополнительно полученных ими акций, распределенных между акционерами или участниками организации пропорционально их доле и видам акций, либо в виде разницы между новой и первоначальной номинальной стоимостью акций;
Положения о стандартных налоговых вычетах содержатся в статья 218 НК РФ, определяющей отдельные категории налогоплательщиков и размер стандартных налоговых вычетов, на которые отдельные категории физических лиц имеют право; положения о социальных налоговых вычетах содержатся в статье 219 НК РФ.
В статье 220 НК РФ содержится положение, согласно которому при определении размера налоговой базы в соответствии с пунктом 2 статьи 210 НК РФ налогоплательщик имеет право на получение имущественного налогового вычета в суммах, полученных налогоплательщиком в налоговом периоде от продажи доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика менее трех лет, но не превышающих 125 000 рублей. При продаже доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика три года и более, имущественный налоговый вычет предоставляется в сумме, полученной налогоплательщиком при продаже указанной, доли (ее части) в уставном капитале организации.
Статьей 224 НК РФ установлены налоговые ставки:
- в отношении доходов от реализации ценных бумаг лицами, являющимися налоговыми резидентами, налоговая ставка устанавливается в размере 13 процентов (пункт 1 статьи 224 НК РФ).
- в отношении доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ налоговая ставка устанавливается в размере 30 процентов (пункт 3 статьи 224 НК РФ).
- в отношении доходов от долевого участия лиц, являющихся налоговыми резидентами, в деятельности организаций, полученных в виде дивидендов, налоговая ставка устанавливается в размере 9 процентов (пункт 4 статьи 224 НК РФ) (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005).
Статья 226 НК РФ определяет особенности исчисления налога налоговыми агентами, а также порядок и сроки уплаты налога налоговыми агентами.
1. Российские организации, индивидуальные предприниматели и постоянные представительства иностранных организаций в Российской Федерации, от которых или в результате отношений с которыми налогоплательщик получил доходы, указанные в пункте 2 статьи 226 НК РФ, обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную в соответствии со статьей 224 НК РФ.
2. Исчисление сумм и уплата налога в соответствии со статьей 224 НК РФ производятся в отношении всех доходов налогоплательщика, источником которых является налоговый агент, за исключением доходов, в отношении которых исчисление и уплата налога осуществляются в соответствии со статьями 214.1, 227 и 228 НК РФ с зачетом ранее удержанных сумм налога.
3. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, в отношении которых применяется налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога.
Сумма налога применительно к доходам, в отношении которых применяются иные налоговые ставки, исчисляется налоговым агентом отдельно по каждой сумме указанного дохода, начисленного налогоплательщику.

Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

4. Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате.

Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет любых денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

5. При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика. Невозможностью удержать налог, в частности, признаются случаи, когда заведомо известно, что период, в течение которого может быть удержана сумма начисленного налога, превысит 12 месяцев.

6. Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме, а также дня, следующего за днем фактического удержания исчисленной суммы налога, - для доходов, полученных налогоплательщиком в натуральной форме либо в виде материальной выгоды.

7. Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

8. Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном статьей 226 НК РФ порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

9. Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога физических лиц.

II. НАЛОГООБЛОЖЕНИЕ ЮРИДИЧЕСКИХ ЛИЦ.

Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, а также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 25 Налогового кодекса РФ «Налог на прибыль организаций».

В соответствии со статьей 246 НК РФ налогоплательщиками налога на прибыль организаций признаются российские организации, а также иностранные организации, осуществляющие свою деятельность в РФ через постоянные представительства и (или) получающие доходы от источников в РФ. Объектом налогообложения по налогу на прибыль организаций признается прибыль, полученная налогоплательщиком: для российских организаций - полученные доходы, уменьшенные на величину произведенных расходов; для иностранных организаций, осуществляющих деятельность в РФ через постоянные представительства, - полученные через эти постоянные представительства доходы, уменьшенные на величину произведенных этими постоянными представительствами расходов; для иных иностранных организаций - доходы, полученные от источников в РФ (статья 247 НК РФ).

Все виды доходов, не являющиеся выручкой от реализации товаров (работ, услуг) или имущественных прав, признаются внереализационными доходами, в том числе доходы налогоплательщика от долевого участия в других организациях (статья 250 НК РФ).

Ставки для налоговой базы, определяемой по доходам, полученным в виде дивидендов, установлены пунктом 3 статьи 284 НК РФ:

1) 9 процентов (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005) - по доходам, полученным в виде дивидендов от российских организаций российскими организациями и физическими лицами - налоговыми резидентами РФ;

2) 15 процентов - по доходам, полученным в виде дивидендов от российских организаций иностранными организациями.

При этом налог исчисляется с учетом особенностей, предусмотренных статьей 275 НК РФ.

Налогообложение иных доходов по ценным бумагам производится по общим ставкам налога на прибыль организаций, установленным пунктами 1 и 2 статьи 284 НК РФ:

- для юридических лиц – резидентов РФ - 24 процента: 6,5 процентов зачисляется в федеральный бюджет, 17,5 процентов - в бюджеты субъектов РФ.

- налогообложение доходов по ценным бумагам иностранных организаций, не связанных с деятельностью в РФ через постоянное представительство, осуществляется по ставке 20 процентов (исключение - подпункте 2 пункта 2 (использование средств для международных перевозок) и пункты 3 (доходы в виде дивидендов) и 4 (доходы по операциям с отдельными видами долговых обязательств) статьи 284 НК РФ), с учетом положений статьи 310 НК РФ).

Сумма, исчисленная по налоговым ставкам, установленным пунктами 2-4 статьи 284 НК РФ, подлежит зачислению в федеральный бюджет.

Налоговым периодом по налогу признается календарный год. Отчетными периодами по налогу признаются первый квартал, полугодие и девять месяцев календарного года; для налогоплательщиков, исчисляющих ежемесячные авансовые платежи исходя из фактически полученной прибыли, отчетными периодами признаются месяц, два месяца, три месяца и так далее до окончания календарного года (статья 285 НК РФ).

Общие положения по определению налоговой базы по налогу на прибыль организации содержатся в статье 274 НК РФ, согласно которой: налоговой базой признается денежное выражение прибыли, определяемой в соответствии со статьей 247 НК РФ, подлежащей налогообложению; налоговая база по прибыли, облагаемой по ставке, отличной от ставки, указанной в пункте 1 статьи 284 НК РФ, определяется налогоплательщиком отдельно. В случае, если в отчетном (налоговом) периоде налогоплательщиком получен убыток, - в данном отчетном (налоговом) периоде налоговая база признается равной нулю.

Особенности определения налоговой базы по доходам, полученным от долевого участия в других организациях, устанавливаются в статье 275 НК РФ.

В соответствии с пунктом 2 статьи 275 НК РФ для налогоплательщиков – резидентов РФ по доходам в виде дивидендов, полученных ими от других российских организаций, налоговая база определяется налоговым агентом - российской организацией, являющейся источником дохода налогоплательщика.

Сумма налога, подлежащая удержанию из доходов налогоплательщика - получателя дивидендов, исчисляется налоговым агентом исходя из общей суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.

Общая сумма налога определяется как произведение ставки налога, установленной подпунктом 1 пункта 3 статьи 284 НК РФ, и разницы между суммой дивидендов, подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в соответствии с пунктом 3 настоящей статьи в текущем налоговом периоде (выплате дивидендов, производимой организацией своим акционерам - нерезидентам), и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов. В случае, если полученная разница отрицательна, обязанность по уплате налога не возникает и возмещение из бюджета не производится.

В соответствии с пунктом 3 статьи 275 НК РФ в случае, если российская организация - налоговый агент выплачивает дивиденды иностранной организации и (или) физическому лицу, не являющемуся резидентом РФ, налоговая база налогоплательщика - получателя

дивидендов по каждой такой выплате определяется как сумма выплачиваемых дивидендов и к ней применяется ставка, установленная соответственно подпунктом 2 пункта 3 статьи 284 или пунктом 3 статьи 224 НК РФ.

Особенности определения налоговой базы по операциям с ценными бумагами устанавливаются в статье 280 НК РФ, при этом согласно пункту 1 статьи 280 НК РФ если операция с ценными бумагами может быть квалифицирована также как операция с финансовыми инструментами срочных сделок, то налогоплательщик самостоятельно выбирает порядок налогообложения такой операции.

В соответствии с пунктом 2 статьи 280 НК РФ доходы налогоплательщика от операций по реализации акций определяются исходя из цены реализации. Расходы при реализации акций определяются исходя из цены приобретения акций (включая расходы на ее приобретение), затрат на их реализацию.

В целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий (пункт 3 статьи 280 НК РФ):

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством - средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли (если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли), если же средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы 25 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Согласно пункту 5 статьи 280 НК РФ рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения.

При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

При соблюдении налогоплательщиком порядка, изложенного выше, фактическая цена реализации или иного выбытия ценных бумаг, находящаяся в соответствующем интервале цен, принимается для целей налогообложения в качестве рыночной цены.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В соответствии с пунктом 6 статьи 280 НК РФ в отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены акции может быть использована стоимость чистых активов эмитента, приходящаяся на соответствующую акцию, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

В соответствии с пунктом 7 статьи 280 НК РФ налогоплательщик-акционер, реализующий акции, полученные им при увеличении уставного капитала акционерного общества, определяет доход как разницу между ценой реализации и первоначально оплаченной стоимостью акции, скорректированной с учетом изменения количества акций в результате увеличения уставного капитала.

В соответствии с пунктом 8 статьи 280 НК РФ налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

Согласно пункту 10 статьи 280 НК РФ налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены данным пунктом, а также статьей 283 НК РФ.

Порядок исчисления налога на прибыль организаций и налога на прибыль организаций в виде авансовых платежей определен в статье 286 НК РФ, согласно пункту 1 которой налог определяется как соответствующая налоговой ставке процентная доля налоговой базы, определяемой в соответствии со статьей 274 НК РФ.

В соответствии с пунктом 2 статьи 274 НК РФ, если иное не установлено пунктами 4 и 5 статьи 274 НК РФ, сумма налога по итогам налогового периода определяется налогоплательщиком самостоятельно.

По итогам каждого отчетного (налогового) периода, если иное не предусмотрено настоящей статьей, налогоплательщики исчисляют сумму авансового платежа, исходя из ставки налога и прибыли, подлежащей налогообложению, рассчитанной нарастающим итогом с начала налогового периода до окончания отчетного (налогового) периода. В течение отчетного периода налогоплательщики исчисляют сумму ежемесячного авансового платежа в порядке, установленном настоящей статьей.

Сумма ежемесячного авансового платежа, подлежащего уплате в первом квартале текущего налогового периода, принимается равной сумме ежемесячного авансового платежа, подлежащего уплате налогоплательщиком в последнем квартале предыдущего налогового периода. Сумма ежемесячного авансового платежа, подлежащего уплате во втором квартале текущего налогового периода, принимается равной одной трети суммы авансового платежа, исчисленного за первый отчетный период текущего года.

Сумма ежемесячного авансового платежа, подлежащего уплате в третьем квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам полугодия, и суммой авансового платежа, рассчитанной по итогам первого квартала.

Сумма ежемесячного авансового платежа, подлежащего уплате в четвертом квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам девяти месяцев, и суммой авансового платежа, рассчитанной по итогам полугодия.

Если рассчитанная таким образом сумма ежемесячного авансового платежа отрицательна или равна нулю, указанные платежи в соответствующем квартале не осуществляются.

Налогоплательщики имеют право перейти на исчисление ежемесячных авансовых платежей исходя из фактически полученной прибыли, подлежащей исчислению. В этом случае исчисление сумм авансовых платежей производится налогоплательщиками исходя из ставки налога и фактически полученной прибыли, рассчитываемой нарастающим итогом с начала налогового периода до окончания соответствующего месяца.

При этом сумма авансовых платежей, подлежащая уплате в бюджет, определяется с учетом ранее начисленных сумм авансовых платежей. Налогоплательщик вправе перейти на уплату ежемесячных авансовых платежей исходя из фактической прибыли, уведомив об этом налоговый орган не позднее 31 декабря года, предшествующего налоговому периоду, в котором происходит переход на эту систему уплаты авансовых платежей. При этом система уплаты авансовых платежей не может изменяться налогоплательщиком в течение налогового периода.

Согласно пункту 4 статьи 286 НК РФ если налогоплательщиком является иностранная организация, получающая доходы от источников в РФ, не связанные с постоянным представительством в РФ, обязанность по определению суммы налога, удержанию этой суммы из доходов налогоплательщика и перечислению налога в бюджет возлагается на российскую организацию или иностранную организацию, осуществляющую деятельность в РФ через постоянное представительство (налоговых агентов), выплачивающих указанный доход налогоплательщику. Налоговый агент определяет сумму налога по каждой выплате (перечислению) денежных средств или иному получению дохода.

Согласно пункту 5 статьи 286 НК РФ российские организации, являющиеся источником доходов своего акционера - налогоплательщика в виде выплачиваемых ему дивидендов, определяют сумму налога отдельно по каждому такому налогоплательщику применительно к каждой выплате указанных доходов, удерживает налог из доходов налогоплательщика и перечисляет его в бюджет. При этом налог в виде авансовых платежей удерживается из доходов налогоплательщика при каждой выплате таких доходов.

Сроки и порядок уплаты налога и налога в виде авансовых платежей установлен статьей 287 НК РФ.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период статьей 289 НК РФ.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налогоплательщики, исчисляющие ежемесячные авансовые платежи по фактически полученной прибыли, уплачивают авансовые платежи не позднее 28-го числа месяца, следующего за месяцем, по итогам которого производится исчисление налога.

По итогам отчетного (налогового) периода суммы ежемесячных авансовых платежей, уплаченных в течение отчетного (налогового) периода, засчитываются при уплате авансовых платежей по итогам отчетного периода. Авансовые платежи по итогам отчетного периода засчитываются в счет уплаты налога по итогам налогового периода.

Российская организация или иностранная организация, осуществляющая деятельность в РФ через постоянное представительство (налоговые агенты), выплачивающие доход иностранной организации, удерживают сумму налога из доходов этой иностранной организации, за исключением доходов в виде дивидендов, при каждой выплате (перечислении) ей денежных средств или ином получении иностранной организацией доходов, если иное не предусмотрено настоящим Кодексом.

Налоговый агент обязан перечислить соответствующую сумму налога в течение трех дней после дня выплаты (перечисления) денежных средств иностранной организации или иного получения доходов иностранной организацией.

По доходам, выплачиваемым налогоплательщикам в виде дивидендов, налог, удержанный при выплате дохода, перечисляется в бюджет налоговым агентом, осуществившим выплату, в течение 10 дней со дня выплаты дохода.

В соответствии со статьей 288 НК РФ налогоплательщики - российские организации, имеющие обособленные подразделения, исчисление и уплату в федеральный бюджет сумм авансовых платежей, а также сумм налога, исчисленного по итогам налогового периода, производят по месту своего нахождения без распределения указанных сумм по обособленным подразделениям.

Уплата авансовых платежей, а также сумм налога, подлежащих зачислению в доходную часть бюджетов субъектов РФ и бюджетов муниципальных образований, производится налогоплательщиками - российскими организациями по месту нахождения организации, а также по месту нахождения каждого из ее обособленных подразделений исходя из доли прибыли, приходящейся на эти обособленные подразделения, определяемой как средняя арифметическая величина удельного веса среднесписочной численности работников (расходов на оплату труда) и удельного веса остаточной стоимости амортизируемого имущества этого обособленного подразделения соответственно в среднесписочной численности работников (расходах на оплату труда) и остаточной стоимости амортизируемого имущества, определенной в соответствии с пунктом 1 статьи 257 НК РФ, в целом по налогоплательщику.

Налогоплательщики обязаны по истечении каждого отчетного и налогового периода представлять в налоговые органы по месту своего нахождения и месту нахождения каждого обособленного подразделения соответствующие налоговые декларации в порядке, определенном статьей 289 НК РФ.

Налоговые агенты обязаны по истечении каждого отчетного (налогового) периода, в котором они производили выплаты налогоплательщику, представлять в налоговые органы по месту своего нахождения налоговые расчеты в порядке, определенном статьей 289 НК РФ.

Налогоплательщики (налоговые агенты) представляют налоговые декларации (налоговые расчеты) не позднее 28 дней со дня окончания соответствующего отчетного периода.

Налогоплательщики, исчисляющие суммы ежемесячных авансовых платежей по фактически полученной прибыли, представляют налоговые декларации в сроки, установленные для уплаты авансовых платежей.

Налоговые декларации (налоговые расчеты) по итогам налогового периода представляются налогоплательщиками (налоговыми агентами) не позднее 28 марта года, следующего за истекшим налоговым периодом.

Организация, в состав которой входят обособленные подразделения, по окончании каждого отчетного и налогового периода представляет в налоговые органы по месту своего нахождения налоговую декларацию в целом по организации с распределением по обособленным подразделениям.

Описание порядка налогообложения доходов по размещаемым облигациям эмитента.

Налогообложение доходов по размещаемым облигациям осуществляется в полном соответствии с нормами действующего налогового законодательства РФ.

I. Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, и в виде процентов, выплачиваемых по ценным бумагам российской организации - эмитента таких ценных бумаг, определены нормами главы 25 НК РФ.

1. Порядок и условия обложения юридических лиц, являющихся российскими организациями.

А) Налог на добавленную стоимость исчисляется и уплачивается на основании главы 21 Налогового Кодекса РФ (далее НК РФ).

В соответствии с порядком, установленным статье 146 НК РФ, доходы от размещения облигаций не являются объектом налогообложения налогом на добавленную стоимость.

В соответствии с порядком, установленным пп. 12 п. 2 ст. 149 Налогового кодекса Российской Федерации, реализация облигаций налогом на добавленную стоимость не облагаются.

Б) С 01.01.2002 года налог на прибыль исчисляется и уплачивается на основании Главы 25 "Налог на прибыль организаций" Налогового кодекса РФ.

В соответствии с п.п.10 пункта 1 статьи 251 НК РФ при определении налоговой базы не учитываются доходы в виде средств или иного имущества, которые получены по договорам кредита или займа (иных аналогичных средств или иного имущества независимо от формы оформления заимствований, включая ценные бумаги по долговым обязательствам), а также средств или иного имущества, которые получены в счет погашения таких заимствований.

При этом необходимо помнить, что проценты, полученные по ценным бумагам, признаются внереализационным доходом для целей налогообложения (пп.6 ст. 250 НК РФ).

В соответствии со статьей 280 НК РФ доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом (векселедателем). При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Расходы при реализации (или ином выбытии) ценных бумаг определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.

При этом в целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий:

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством.

Под рыночной котировкой ценной бумаги в целях главы 25 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы за средневзвешенную цену принимается половина суммы максимальной и

минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Под накопленным процентным (купонным) доходом понимается часть процентного (купонного) дохода, выплата которого предусмотрена условиями выпуска такой ценной бумаги, рассчитываемая пропорционально количеству дней, прошедших от даты выпуска ценной бумаги или даты выплаты предшествующего купонного дохода до даты совершения сделки (даты передачи ценной бумаги).

Рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения. При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

Налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг. При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

При реализации или ином выбытии ценных бумаг налогоплательщик самостоятельно в соответствии с принятой в целях налогообложения учетной политикой выбирает один из следующих методов списания на расходы стоимости выбывших ценных бумаг:

1) по стоимости первых по времени приобретений (ФИФО);

2) по стоимости последних по времени приобретений (ЛИФО);

3) по стоимости единицы.

Налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены статьей 283 НК РФ.

****При этом убытки от операций с ценными бумагами, не обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций с такими ценными бумагами, определенной в отчетном (налоговом) периоде; а убытки от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций по реализации данной категории ценных бумаг. В течение налогового периода перенос на будущее убытков, понесенных в соответствующем отчетном периоде от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и ценными бумагами, не обращающимися на организованном рынке ценных бумаг, осуществляется раздельно по указанным категориям ценных бумаг соответственно в пределах прибыли, полученной от операций с такими ценными бумагами. Доходы, полученные от операций с ценными бумагами, обращающимися (не обращающимися) на организованном рынке ценных бумаг, не могут быть уменьшены на расходы либо убытки от операций с ценными бумагами, не обращающимися (обращающимися) на организованном рынке ценных бумаг.***

(* данные положения не распространяются на профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность).

Налогоплательщики (включая банки), осуществляющие дилерскую деятельность на рынке ценных бумаг, при определении налоговой базы и переносе убытка на будущее в порядке и на условиях, которые установлены статьей 283 НК РФ, формируют налоговую базу и определяют сумму убытка, подлежащего переносу на будущее с учетом всех доходов (расходов) и суммы убытка, которые получены от осуществления предпринимательской деятельности. В течение налогового периода перенос на будущее убытков, полученных налогоплательщиками, осуществляющими дилерскую деятельность на рынке ценных бумаг, в соответствующем отчетном периоде текущего налогового периода, может быть осуществлен в пределах суммы прибыли, полученной от осуществления предпринимательской деятельности.

В соответствии с пунктом 6 статьи 271 НК РФ по договорам займа и иным аналогичным договорам (иным долговым обязательствам, включая ценные бумаги), срок действия которых приходится более чем на один отчетный период, в целях настоящей главы доход признается полученным и включается в состав соответствующих доходов на конец соответствующего отчетного периода; а в случае прекращения действия договора (погашения долгового обязательства) до истечения отчетного периода доход признается полученным и включается в состав соответствующих доходов на дату прекращения действия договора (погашения долгового обязательства), - для организаций, определяющих налогооблагаемую прибыль по методу начисления.

В соответствии с пунктом 2 статьи 273 НК РФ датой получения дохода признается день поступления средств на счета в банках и (или) в кассу, поступления иного имущества (работ, услуг) и (или) имущественных прав, а также погашение задолженности перед налогоплательщиком иным способом, - для организаций, определяющих налогооблагаемую прибыль по кассовому методу.

При получении облигаций безвозмездно оценка доходов для расчета налогооблагаемой прибыли осуществляется исходя из рыночных цен, определяемых с учетом положений статьи 40 НК РФ.

В соответствии с пунктом 1 ст. 284 НК РФ по всем вышеуказанным доходам применяется ставка налога в 24 процента, сумма налога, исчисленная по налоговой ставке в размере 6,5 процентов, зачисляется в федеральный бюджет, сумма налога, исчисленная по налоговой ставке в размере 17,5 процентов, зачисляется в бюджеты субъектов РФ.

Налоговая база, на основании которой рассчитывается налог на прибыль юридического лица, исчисляется на основании данных налогового учета (ст.313 НК РФ).

2. Для юридических лиц, иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ.

В соответствии со ст. 307 НК РФ объектом налогообложения для иностранных организаций, осуществляющих деятельность в РФ через постоянное представительство, признаются в том числе доходы от источников в РФ, указанные в п. 1 ст. 309 НК РФ, относящиеся к постоянному представительству.

В соответствии со ст. 309 НК РФ к доходам иностранной организации от источников в РФ, подлежащим обложению налогом, удерживаемым у источника выплаты доходов, относится процентный доход от долговых обязательств любого вида, включая облигации с правом на участие в прибылях и конвертируемые облигации.

В соответствии с порядком, установленным НК РФ исчисление и удержание суммы налога с доходов, выплачиваемых иностранным организациям, производится налоговым агентом по всем видам доходов, перечисленных в пункте 1 статьи 309 Кодекса, в том числе и с доходов, по размещаемым облигациям и от реализации облигаций или ином их выбытии, во всех случаях выплаты таких доходов. Исключением является случай, когда налоговый агент уведомлен получателем дохода, что выплачиваемый доход относится к постоянному представительству получателя дохода в РФ, о чем в распоряжение налогового агента предоставляется нотариально заверенная копия свидетельства о постановке на учет в налоговых органах (п.2 статьи 310 НК РФ). В этом случае юридическое лицо, осуществляющее деятельность через постоянное представительство, уплачивает налог на доходы самостоятельно.

Юридические лица - иностранные организации, не осуществляющие деятельность через постоянное представительство в Российской Федерации или не предоставившие копию свидетельства и получающие доходы от источников в Российской Федерации, подлежат обложению налогом, удерживаемым у источника выплаты доходов (основание - ст. 309 НК РФ).

В этом случае ставка налога, удерживаемого эмитентом либо покупателем облигаций (налоговые агенты) с иностранной организации, составляет 20% (основание - ст. 284 и 310 НК РФ).

В случае если международными соглашениями РФ с государством, резидентом которого является иностранная организация, установлены иные правила, применяются эти иные правила. При этом налог с доходов иностранной организации не удерживается источником выплаты дохода при условии, если иностранная организация предоставит ему подтверждение о своем месте нахождения в иностранном государстве, с которым РФ имеет соответствующее соглашение об избежании двойного налогообложения. Такое подтверждение должно быть заверено компетентным органом соответствующего иностранного государства (основание - ст. 312 НК РФ).

II. Порядок и условия обложения физических лиц (как являющихся налоговыми резидентами РФ, так и не являющимися таковыми, но получающих доходы от источников в РФ) налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента ценных бумаг, и доходы от реализации в РФ или за ее пределами ценных бумаг, определены нормами главы 23 НК РФ.

1. Порядок и условия налогообложения физических лиц, являющихся налоговыми резидентами РФ налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации облигаций:

В соответствии со ст. 208 НК РФ к налогооблагаемым доходам физических лиц относятся, в том числе, проценты, полученные от российской организации, а также доходы от реализации прав требования к российской организации и иного имущества, находящегося в РФ и принадлежащего физическому лицу.

По всем налогооблагаемым доходам по облигациям ставка налога для физического лица - резидента РФ составляет 13% (основание - п.1 ст. 224 НК РФ).

Налоговым периодом в соответствии со ст. 216 НК РФ признается календарный год.

На основании ст. 226 НК РФ российские организации-эмитенты признаются налоговыми агентами и обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную с сумм подлежащих выплате налогоплательщику процентов по облигациям. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога. Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате. Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика.

Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме.

Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном настоящей статьей порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога за физических лиц.

В соответствии со ст. 212 НК РФ при получении налогоплательщиком дохода в виде материальной выгоды, полученной от приобретения ценных бумаг (то есть при покупке облигаций по цене ниже рыночной), налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение. Порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг (в настоящее время данный порядок установлен Распоряжением ФКЦБ РФ № 1087-р от о5.10.98).

Налог с материальной выгоды исчисляется физическим лицом самостоятельно и указывается в ежегодной налоговой декларации, подаваемой в налоговую инспекцию по месту жительства в срок не позднее 30 апреля года следующего за годом получения дохода (основания - ст. ст. 212, 228, 229 НК РФ).

При покупке облигаций по рыночной цене - налогооблагаемого дохода не возникает, соответственно отсутствует обязанность уплачивать налог на доходы.

В соответствии со ст. 214.1. НК РФ налоговая база определяется отдельно по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг и по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг.

Согласно п. 3 ст. 214.1. НК РФ доход (убыток) по операциям купли - продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков.

Доход (убыток) по операциям купли - продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли - продажи в предусмотренном пунктом 3 ст. 214.1. НК РФ порядке.

К указанным расходам относятся:

- *суммы, уплачиваемые продавцу в соответствии с договором;*
- *оплата услуг, оказываемых депозитарием;*
- *комиссионные отчисления профессиональным участникам рынка ценных бумаг;*
- *биржевой сбор (комиссия);*
- *оплата услуг регистратора;*
- *другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.*

Доход (убыток) по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли - продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка РФ.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (под которыми в целях главы 23 НК РФ относятся ценные бумаги, допущенные к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги, в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым пп. 1 п. 1 ст. 220 НК РФ. То есть его облагаемая база определяется как сумма, полученная от продажи облигаций, уменьшенная на фиксированный имущественный вычет в

размере 125 000 рублей по доходу за календарный год, в случае если облигации находились в собственности этого физического лица до 3-х лет, и в сумме, полученной налогоплательщиком при продаже указанного имущества, если облигации находились в собственности этого физического лица 3 года и более. Вместо использования права на получение имущественного налогового вычета налогоплательщик вправе уменьшить сумму своих облагаемых налогом доходов на сумму фактически произведенных им и документально подтвержденных расходов, связанных с получением этих доходов, за исключением реализации налогоплательщиком принадлежащих ему ценных бумаг.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего, управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

Согласно п. 4. ст. 214.1. НК РФ налоговая база по операциям купли - продажи ценных бумаг определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами. Доход (убыток) по операциям купли - продажи ценных бумаг определяется в соответствии с пунктом 3 ст. 214.1. НК РФ.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли - продажи ценных бумаг данной категории.

Доход по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

При совершении операций с ценными бумагами доверительным управляющим существуют следующие особенности налогообложения:

- В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде процентов по облигациям), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя),

совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

Налоговая база по операциям купли - продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, определяемого в соответствии со статьей 214.1. НК РФ, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям с учетом положений статьи 214.1. НК РФ. Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг). При осуществлении выплат из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 ст. 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со ст. 228 НК РФ, то есть налогоплательщики самостоятельно исчисляют суммы налога, подлежащие уплате в соответствующий бюджет, в порядке, установленном ст. 225 НК РФ, и обязаны представить в налоговый орган по месту своего учета соответствующую налоговую декларацию.

Согласно ст. 225 НК РФ сумма налога при определении налоговой базы в соответствии с п. 3 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 ст. 224 НК РФ (то есть 13 процентам), процентная доля налоговой базы. Налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов. Общая сумма налога, подлежащая уплате в соответствующий бюджет, исчисленная исходя из налоговой декларации, уплачивается по месту жительства налогоплательщика в срок не позднее 15 июля года, следующего за истекшим налоговым периодом.

2. Порядок и условия обложения физических лиц, не являющихся налоговыми резидентами

РФ, налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации в РФ или за ее пределами ценных бумаг.

Согласно п. 3 ст. 224 НК РФ налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ.

В соответствии с п. 4 ст. 224 НК РФ для доходов, в отношении которых предусмотрена данная налоговая ставка, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению. При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

Сумма налога при определении налоговой базы в соответствии с п. 4 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы (основание - абз. 2 п. 1 ст. 225 НК РФ).

Статьей 215 НК РФ определены особенности определения доходов отдельных категорий иностранных граждан, действующие в случаях, если законодательством соответствующего иностранного государства установлен аналогичный порядок в отношении лиц, указанных в пп. 1 - 3 п. 1 данной статьи, либо если такая норма предусмотрена международным договором (соглашением) Российской Федерации.

На основании указанной статьи не подлежат налогообложению доходы:

1) глав, а также персонала представительств иностранного государства, имеющих дипломатический и консульский ранг, членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации, за исключением доходов от источников в Российской Федерации, не связанных с дипломатической и консульской службой этих физических лиц;

2) административно - технического персонала представительств иностранного государства и членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, за исключением доходов от источников в Российской Федерации, не связанных с работой указанных физических лиц в этих представительствах;

3) обслуживающего персонала представительств иностранного государства, которые не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, полученные ими по своей службе в представительстве иностранного государства;

4) сотрудников международных организаций - в соответствии с уставами этих организаций.

Перечень иностранных государств (международных организаций), в отношении граждан (сотрудников) которых применяются нормы указанной статьи, определяется федеральным органом исполнительной власти, регулирующим отношения Российской Федерации с иностранными государствами (международными организациями) совместно с Министерством Российской Федерации по налогам и сборам.

Согласно п. 3 ст. 229 НК РФ, при прекращении в течение календарного года иностранным физическим лицом деятельности, доходы от которой подлежат налогообложению, и выезде его за пределы территории Российской Федерации налоговая декларация о доходах, фактически полученных за период его пребывания в текущем налоговом периоде на территории Российской Федерации должна быть представлена им не позднее, чем за один месяц до выезда за пределы территории Российской Федерации. Уплата налога, доначисленного по налоговым декларациям, порядок представления которых определен настоящим параграфом, производится не позднее, чем через 15 дней с момента подачи такой декларации.

Для освобождения от налогообложения, получения налоговых вычетов или налоговых привилегий налогоплательщик должен представить в налоговые органы Министерства Российской Федерации по налогам и сборам официальное подтверждение того, что он является резидентом государства, с которым Российская Федерация заключила действующий в течение соответствующего налогового периода (или его части) договор (Соглашение) об избежании двойного налогообложения. Такое подтверждение может быть представлено как до уплаты налога или авансовых платежей по налогу, так и в течение одного года после окончания того налогового периода, по результатам которого налогоплательщик претендует на получение освобождения от налогообложения, налоговых вычетов или привилегий (статья 232 НК РФ).

Если налогоплательщиком (как юридическим лицом, так и физическим лицом; как резидентом, так и нерезидентом) были приобретены в собственность (в том числе получены на безвозмездной основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг (данное дополнение было внесено в ст. 214.1 Налогового кодекса, вступает в силу по истечении одного месяца со дня его официального опубликования - 08.05.2003, и его действие распространяется на правоотношения, возникшие с 01.01.2003 г.).

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций	**Обыкновенные**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,009318***	***0,00660106***	***0,00858138***	***0,0128721***	***0,013773***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 805***	***79 287 989***	***103 074 400***	***154 610 764***	***165 433 037***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002 г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г.	В течение финансового года, начиная с 1.07.2003г.	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***21 009 700***	***78 916 464***	***101 497 078***	***152 919 448***	-
Категория, тип акций	**Привилегированные типа А**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных)	***0,027954***	***0,01190046***	***0,03841305***	***0,0161056***	***0,017792***

дивидендов в расчете на одну акцию, руб.					
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	*24 940 575*	*46 511 992*	*150 134 347*	*62 949 013*	*69 538 609*
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003 г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г	В течение финансового года, начиная с 1.07.2003г	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	*23 432 624*	*44 935 290*	*141 809 823*	*60 209 595*	-

Причиной неполной выплаты дивидендов за рассматриваемые периоды является наличие акционеров, у которых не полностью указаны либо отсутствуют реквизиты для выплаты дивидендов.

За период с 2001 по 2003 г.г. доход по облигациям не выплачивался.

2004 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (16.01.2004г.) – в размере 110 619 000 руб.;

- за 2-ой купонный период (16.07.2004г.) – в размере 110 619 000 руб.

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

2005 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 3-ий купонный период (14.01.2005г.) – в размере 110 619 000 руб.;

- за 4-ый купонный период (15.07.2005г.) – в размере 110 619 000 руб.;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***

Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (06.01.2005г.) – в размере 124 660 000 рублей;

- за 2-ой купонный период (07.07.2005г.) – в размере 124 660 000 рублей;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***

Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***

Количество облигаций выпуска: ***3 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- ***за 1-ый купонный период (28.10.2005г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

1 полугодие 2006г.:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: *1 530 000 шт.*
Номинальная стоимость одной облигации: *1 000 руб.*
Вид дохода, выплаченного по облигациям выпуска: *купон*
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: *72,3 руб.*
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: *110 619 000 руб.*
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: *денежная*
Период, за который выплачивался доход:
- за 5-ый купонный период (13.01.2006г.) – в размере 110 619 000 руб.
Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***110 619 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 3-ий купонный период (10.01.2006г.) – в размере 124 660 000 руб.***
- ***за 4-ый купонный период (27.06.2006г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 2-ой купонный период (28.04.2006г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (23.03.2006г.) – в размере 78 280 000 руб.

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***78 280 000 руб.***

8.10. Иные сведения.

Иных сведений нет.

ПРИЛОЖЕНИЕ 1

Квартальная бухгалтерская отчетность ОАО «Сибирьтелеком»
за 1 полугодие 2006 года

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	**0710001**
на	**30 июня 2006 года**	Дата (год, месяц, число)	2006.06.30
Организация	**ОАО "Сибирьтелеком" (МРК)**	по ОКПО	**01158832**
Идентификационный номер налогоплательщика	**5407127828**	ИНН	5407127828
Вид деятельности	**эл.связь**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	**47/16**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

Адрес: 630099 г.Новосибирск ул. М.Горького,53

Дата утверждения	
Дата отправки (принятия)	

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	748	745
Основные средства		120	120	20 205 221	19 193 802
Капитальные вложения		130	130	826 056	1 347 474
Доходные вложения в материальные ценности		135	135		
Долгосрочные финансовые вложения		140	**140**	1 016 371	1 119 405
в том числе: инвестиции в дочерние общества			141	731 257	790 300
инвестиции в зависимые общества			142	4 546	4 850
инвестиции в другие организации			143	67 307	111 869
прочие долгосрочные финансовые вложения			144	213 261	212 386
Отложенные налоговые активы		145	145	279 626	129 534
Прочие внеоборотные активы		150	150	1 980 169	2 509 856
Итого по разделу I		190	**190**	24 308 191	24 300 816

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
II.ОБОРОТНЫЕ АКТИВЫ Запасы		210	**210**	634 868	653 203
в том числе: сырье, материалы и другие аналогичные ценности		211	211	463 026	496 731
затраты в незавершенном производстве(издержках обращения)		213	213	134	14
готовая продукция и товары для перепродажи		214	214	29 922	20 403
товары отгруженные		215	215	30	33
расходы будущих периодов		216	216	141 742	136 008
прочие запасы и затраты		217	217	14	14
Налог на добавленную стоимость по приобретенным ценностям		220	220	1 482 746	741 074
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	109 671	92 075
в том числе: покупатели и заказчики		231	231	24 664	3 195
авансы выданные			232		
прочие дебиторы			233	85 007	88 880
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 226 728	2 725 816
в том числе: покупатели и заказчики		241	241	1 789 159	1 923 095
авансы выданные			242	122 399	180 778
прочие дебиторы			243	315 170	621 943
Краткосрочные финансовые вложения		250	250	5 090	706 557
Денежные средства,		260	260	399 688	1 259 147
Прочие оборотные активы		270	270	878	3 273
Итого по разделу II		290	**290**	4 859 669	6 181 145
БАЛАНС (сумма строк 190+290)		300	**300**	29 167 860	30 481 961

ПАССИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
III. КАПИТАЛ И РЕЗЕРВЫ Уставный капитал		410	410	2 387 973	2 387 973
Добавочный капитал		420	420	1 874 566	1 848 560
Резервный капитал		430	430	119 399	119 399

Собственные акции, выкупленные у акционеров		411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет		470	460	6 721 202	6 512 237
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	470	Х	1 547 852
Итого по разделу III		490	**490**	11 103 140	12 416 021
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		510	**510**	8 652 724	11 398 905
в том числе:					
кредиты			511	1 651 419	2 398 905
займы			512	7 001 305	9 000 000
Отложенные налоговые обязательства		515	515	489 654	495 634
Прочие долгосрочные обязательства		520	520	930 834	626 799
Итого по разделу IV		590	**590**	10 073 212	12 521 338
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА					
Кредиты и займы		610	**610**	3 268 101	2 449 897
в том числе:					
кредиты			611	1 116 181	581 521
займы			612	2 151 920	1 868 376
Кредиторская задолженность,		620	**620**	3 621 611	2 510 263
в том числе:					
поставщики и подрядчики		621	621	2 033 143	1 223 205
авансы полученные		625	622	385 838	353 312
задолженность перед персоналом организации		622	623	147 932	243 424
задолженность перед государственными внебюджетными фондами		623	624	75 145	103 442
задолженность по налогам и сборам		624	625	413 261	254 897
прочие кредиторы		625	626	566 292	331 983
Задолженность участникам (учредителям) по выплате доходов		630	630	36 915	265 019
Доходы будущих периодов		640	640	114 424	106 399
Резервы предстоящих расходов		650	650	950 457	213 024
Прочие краткосрочные обязательства		660	660		
Итого по разделу V		690	**690**	7 991 508	5 544 602
БАЛАНС (сумма строк 490+590+690)		700	**700**	29 167 860	30 481 961

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	993 839	674 224

в том числе по лизингу		911	911	619 203	298 225
Товарно-материальные ценности, принятые на ответственное хранение		920	902	49 124	98 700
Товары, принятые на комиссию		930	903	16 434	10 879
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	592 741	642 200
Обеспечения обязательств и платежей полученные		950	905	18 696	5 894
Обеспечения обязательств и платежей выданные		960	906	3 412 709	3 122 118
Износ жилищного фонда		970	907	3 843	3 684
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908		
Средства оплаты услуг связи			909	133 659	168 850

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	11 217 564	12 522 420

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	0710002
за	за 1 полугодие 2006 года	Дата (год, месяц,число)	2006.06.30
Организация	ОАО "Сибирьтелеком" (МРК)	по ОКПО	01158832
Идентификационный номер налогоплательщика	5407127828	ИНН	5407127828
Вид деятельности	эл.связь	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	ОАО	по ОКОПФ/ОКФС	47/16
Единица измерения:	тыс.руб.	по ОКЕИ	384

Наименование показателя	Пояснения	Код показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)		010	010	10 756 621	10 326 522
в том числе от продажи: услуг связи			011	10 136 257	10 122 810
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(8 135 984)	(8 518 507)
в том числе: услуг связи			021	(7 810 906)	(8 411 435)
Прибыль (убыток) от продаж (строки 010 -020)		050	**050**	2 620 637	1 808 015
II. ОПЕРАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	16 178	29 223
Проценты к уплате		070	070	(601 735)	(508 896)
Доходы от участия в других организациях		080	080	372 002	145 624
Прочие операционные доходы		090	090	273 968	69 103
Прочие операционные расходы		100	100	(438 639)	(410 141)
III. ВНЕРЕАЛИЗАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Внереализационные доходы		120	120	191 831	121 781
Внереализационные расходы		130	130	(385 908)	(373 884)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100+120-130)		140	**140**	2 048 334	880 825
Расходы по налогу на прибыль (строки -151+/-152+/-153) в том числе:			**150**	(499 896)	(225 820)

отложенные налоговые обязательства		142	151	(5 979)	(20 112)
отложенные налоговые активы		141	152	(150 092)	(66 915)
Текущий налог на прибыль		150	153	(343 825)	(138 793)
Прибыль (убыток) от обычной деятельности (строки 140-150)			**160**	1 548 438	655 005
IV. ЧРЕЗВЫЧАЙНЫЕ ДОХОДЫ И РАСХОДЫ					
Чрезвычайные доходы			170	359	3
Чрезвычайные расходы			180	(945)	(152)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)		190	**190**	1 547 852	654 856
СПРАВОЧНО					
Условный расход /доход по налогу на прибыль			201	(491 460)	(211 362)
Постоянные налоговые обязательства		200	202	(121 041)	(146 642)
Постоянные налоговые активы		200	203	112 605	132 184

Наименование показателя	**Пояснения**	**Код показа-теля**	**Код строки**	**За отчетный период**	**За аналогичный период прошлого года**
1	**1а**	**2**	**2а**	**3**	**4**
Базовая прибыль (убыток) на акцию			301	X	X
Разводненная прибыль (убыток) на акцию			302	X	X

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	**Код показателя**	**Код строки**	**За отчетный период**		**За аналогичный период предыдущего года**	
			прибыль	**убыток**	**прибыль**	**убыток**
1	**1а**	**2**	**3**	**4**	**5**	**6**
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	1 779	(326)	3 580	(182)
Прибыль (убыток) прошлых лет		402	38 271	(80 841)	54 144	(88 858)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств		403	3 539	(183)	1 922	(437)
Курсовые разницы по операциям в иностранной валюте		404	8 207	(1 828)	8 960	(3 408)
Отчисления в оценочные резервы		405	109 341	(82 197)	46 139	(110 031)

Списание дебиторских и кредиторских задолженностей		406	1 246	(8 288)	5 495	(4 574)

ПРИЛОЖЕНИЕ 2

Консолидированная финансовая отчетность
по состоянию на 31 декабря 2005.

с Заключением независимых аудиторов

ОАО «Сибирьтелеком»

Консолидированная финансовая отчетность

За год, окончившийся 31 декабря 2005 г.
с заключением независимых аудиторов

Перевод с оригинала на английском языке

Заключение независимых аудиторов

Акционерам и Совету Директоров ОАО «Сибирьтелеком»

1. Мы провели аудит прилагаемого консолидированного баланса ОАО «Сибирьтелеком» (далее по тексту – «Компания») по состоянию на 31 декабря 2005 г. и соответствующих консолидированных отчетов о прибылях и убытках, о движении денежных средств и о движении собственных средств акционеров за год, оканчивающийся 31 декабря 2005 г. Ответственность за подготовку данной финансовой отчетности несет руководство Компании. Наша обязанность заключается в том, чтобы выразить мнение о данной финансовой отчетности на основании проведенной нами аудиторской проверки.

2. За исключением обстоятельств, описанных в пунктах 3 и 4, мы проводили аудиторскую проверку в соответствии с Международными стандартами аудита, опубликованными Международной федерацией бухгалтеров. Эти стандарты требуют, чтобы аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что финансовая отчетность не содержит существенных искажений. Аудит включает в себя выборочную проверку первичных документов, подтверждающих финансовую отчетность и примечания к ней. Аудит также включает в себя оценку применяемых существенных принципов бухгалтерского учета, проверку существенных оценочных показателей, полученных руководством Компании, а также общего содержания финансовой отчетности. Мы полагаем, что проведенный нами аудит дает достаточные основания для того, чтобы высказать мнение о данной финансовой отчетности.

3. Как указано в Примечании 2 «Основа подготовки финансовой отчетности» и Примечании 5 «Основные средства», с 1 января 2003 г. Компания перешла на Международные стандарты финансовой отчетности (МСФО) и применила исключение, разрешенное МСФО (IFRS) 1 «Принятие международных стандартов впервые», позволяющее оценивать основные средства на дату перехода на МСФО по справедливой стоимости и использовать эту справедливую стоимость в качестве балансовой стоимости основных средств. Однако мы не можем сделать вывод о сопоставимости балансовой стоимости основных средств по состоянию на 1 января 2003 г. с их справедливой стоимостью, вследствие чего мы не можем сделать вывод о соответствии требованиям МСФО балансовой стоимости основных средств по состоянию на 31 декабря 2005 и 2004 гг. Мы не можем также сделать вывод а) о достоверности суммы амортизационных отчислений за представленные отчетные периоды, а также б) о соответствующих балансовых остатках и расходах по отложенному налогообложению по состоянию на 31 декабря 2005 и 2004 гг. и за представленные отчетные периоды, соответственно.

4. Как указано в Примечании 2 «Основа подготовки финансовой отчетности» и Примечании 22 «Пенсии и прочие планы вознаграждений по окончании трудовой деятельности» Компания предоставляет своим сотрудникам определенные виды долгосрочных вознаграждений. Компания привлекла независимого актуария для оценки своих обязательств в отношении этих вознаграждений на 31 декабря 2005, 2004 и 2003 гг. Руководство не предоставило нам достаточных доказательств в подтверждение актуарных оценок и существенных исходных данных, использовавшихся для проведения оценок. Таким образом, мы не можем сделать вывод о правильности отражения обязательств по пенсионному обеспечению и прочим планам вознаграждений по окончании трудовой деятельности по состоянию на 31 декабря 2005, 2004 и 2003 гг., и соответствующих расходов за представленные отчетные периоды, а также соответствующих примечаний.

Перевод с оригинала на английском языке

5. По нашему мнению, за исключением влияния на финансовую отчетность возможных поправок, которые могли бы потребоваться, если бы мы получили достаточные аудиторские доказательства по вопросам, изложенным в пунктах 3 и 4, вышеуказанная финансовая отчетность во всех существенных аспектах достоверно отражает консолидированное финансовое положение ОАО «Сибирьтелеком» по состоянию на 31 декабря 2005 г., а также его консолидированные финансовые результаты и движение денежных средств за 2005 год в соответствии с Международными стандартами финансовой отчетности.

Ernst&Young LLC

Подпись по оригиналу

29 мая 2006 г.

ОАО «Сибирьтелеком»
Консолидированный баланс по состоянию на 31 декабря 2005 г.
(в тысячах рублей)

	Прим.	2005 г.	2004 г.
АКТИВЫ			
Внеоборотные активы			
Основные средства, нетто	5	31 044 935	25 668 599
Нематериальные активы и деловая репутация, нетто	6	2 725 783	2 205 958
Финансовые вложения в ассоциированные компании, нетто	8	50 584	35 735
Долгосрочные финансовые вложения, нетто	9	76 599	72 360
Долгосрочная дебиторская задолженность и прочие активы	10	85 805	178 721
Долгосрочные авансы выданные, нетто	11	670 538	319 862
Итого внеоборотные активы		**34 654 244**	**28 481 235**
Текущие активы			
Товарно-материальные запасы	12	538 667	551 305
Дебиторская задолженность, нетто	13	1 853 126	1 753 131
Дебиторская задолженность по текущему налогу на прибыль		34 702	9 808
Краткосрочные финансовые вложения	9	148 197	161 901
Прочие текущие активы, нетто	14	2 279 516	1 978 585
Денежные средства и их эквиваленты	15	533 131	438 573
Итого текущие активы		5 387 339	4 893 303
ИТОГО АКТИВЫ		**40 041 583**	**33 374 538**
КАПИТАЛ И ОБЯЗАТЕЛЬСТВА			
Собственный капитал акционеров материнской компании			
Уставный капитал	17	3 541 131	3 541 131
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		103 403	12 712
Нераспределенная прибыль		13 522 380	12 114 153
Итого собственный капитал акционеров материнской компании		**17 166 914**	**15 667 996**
Доля меньшинства		47 853	10 635
Итого капитал		**17 214 767**	**15 678 631**
Долгосрочные обязательства			
Долгосрочные кредиты и займы	18	9 290 836	5 328 512
Долгосрочные обязательства по финансовой аренде	19	570 507	877 756
Пенсионные обязательства	22	1 665 259	829 618
Долгосрочная кредиторская задолженность по налогам		27 311	55 806
Доходы будущих периодов		221 405	250 029
Обязательства по отложенному налогу на прибыль	27	1 559 309	1 778 494
Итого долгосрочные обязательства		**13 334 627**	**9 120 215**
Текущие обязательства			
Кредиторская задолженность, начисленные обязательства и авансы полученные	20	3 583 403	2 599 320
Кредиторская задолженность перед ОАО «Ростелеком»		161 339	158 780
Кредиторская задолженность по текущему налогу на прибыль		35 930	179 099
Кредиторская задолженность по налогам и социальному обеспечению	21	896 206	908 606
Дивиденды к уплате		37 609	69 214
Краткосрочные кредиты и займы	18	738 555	1 651 020
Доля долгосрочных кредитов и займов, подлежащая погашению в течение года	18	3 727 359	2 642 567
Краткосрочная часть обязательств по договорам финансовой аренды	19	311 788	367 086
Итого текущие обязательства		**9 492 189**	**8 575 692**
Итого обязательства		**22 826 816**	**17 695 907**
ИТОГО КАПИТАЛ И ОБЯЗАТЕЛЬСТВА		**40 041 583**	**33 374 538**

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированный отчет о прибылях и убытках

за год, окончившийся 31 декабря 2005 г.

(в тысячах рублей)

	Прим.	2005 г.	2004 г.
Доходы	**23**	27 432 139	22 602 408
Заработная плата, прочие выплаты и социальные отчисления		(10 058 219)	(7 951 400)
Резерв под обесценение деловой репутации	**6**	(79 768)	–
Износ и амортизация	**5,6**	(3 299 837)	(2 462 521)
Материалы, ремонт и обслуживание, коммунальные услуги		(2 776 373)	(2 106 696)
Налоги, за исключением налога на прибыль		(452 821)	(398 800)
Расходы по услугам операторов связи		(3 623 509)	(3 368 925)
(Расходы) восстановление резерва под обесценение дебиторской задолженности	**13**	66 234	(297 092)
Убыток от выбытия основных средств		(186 059)	(70 112)
Прочие операционные расходы, нетто	**24**	(3 642 640)	(2 492 561)
Прибыль от основной деятельности		**3 379 147**	**3 454 301**
Прибыль от участия в ассоциированных компаниях	**8**	15 439	6 766
Расходы по процентам, нетто	**25**	(1 004 763)	(785 204)
Прибыль от реализации финансовых вложений, нетто	**26**	86 052	106 464
Прибыль (убыток) от курсовых разниц при переоценке валют, нетто		(45 121)	52 987
Прочие доходы и расходы, нетто		(8 691)	–
Прибыль до налогообложения		**2 422 063**	**2 835 314**
Налог на прибыль	**27**	(806 819)	(940 229)
Прибыль за отчетный период		**1 615 244**	**1 895 085**
В распределении между:			
Акционерами материнской компании		1 625 786	1 893 662
Долей меньшинства		(10 542)	1 423
		1 615 244	**1 895 085**
Прибыль на акцию			
- базовая и разводненная, для прибыли за год, приходящейся на акционеров материнской компании	**28**	0,10	0,11

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированный отчет о движении денежных средств

за год, окончившийся 31 декабря 2005 г.

(в тысячах рублей)

	Прим.	2005 г.	2004 г.
Движение денежных средств от основной деятельности			
Прибыль до налогообложения и доли меньшинства		2 422 063	2 835 314
Корректировки для сопоставления прибыли с денежными средствами, полученными от основной деятельности			
(Прибыль) убыток от курсовых разниц при переоценке валют, нетто		45 121	(52 987)
Износ и амортизация	5,6	3 299 837	2 462 521
Убыток от выбытия основных средств		186 059	70 112
Прибыль от участия в ассоциированных компаниях	8	(15 439)	(6 766)
Прибыль от реализации финансовых вложений	26	(86 052)	(106 464)
Расходы по процентам, нетто	25	1 004 763	785 204
Расходы (восстановление) резерва под обесценение дебиторской задолженности	13	(66 234)	297 092
Резерв под обесценение деловой репутации	6	79 768	–
Операционная прибыль до изменения в оборотном капитале		**6 869 886**	**6 284 026**
Увеличение дебиторской задолженности		(31 622)	(758 639)
Увеличение прочих текущих активов		(142 403)	(557 287)
Уменьшение (увеличение) товарно-материальных запасов		16 588	(5 134)
Увеличение кредиторской задолженности и начисленных обязательств		802 464	108 979
Увеличение (уменьшение) задолженности по налогам, кроме налога на прибыль		(34 392)	137 515
Увеличение обязательств по пенсионному обеспечению		835 641	195 016
Денежные средства от основной деятельности		**8 316 162**	**5 404 476**
Проценты уплаченные		(1 379 469)	(1 143 880)
Налог на прибыль уплаченный		(1 223 527)	(918 684)
Чистые денежные средства от основной деятельности		**5 713 166**	**3 341 912**
Движение денежных средств от инвестиционной деятельности			
Приобретение основных средств и объектов незавершенного строительства		(8 244 560)	(6 895 334)
Приобретение нематериальных активов		(426 772)	(349 983)
Приобретение и внедрение программного обеспечения Oracle EBS		(138 975)	–
Приобретение и внедрение программного обеспечения Amdocs Billing Suite		(199 682)	–
Приобретение дочерних компаний, за вычетом полученных денежных средств		(153 095)	(46 175)
Приобретение финансовых вложений и активов		(66 591)	–
Продажа финансовых вложений и активов		325 380	267 053
Поступления от реализации основных средств и объектов незавершенного строительства		41 784	7 582
Проценты полученные		72 274	39 535
Дивиденды полученные		2 340	9 629
Чистые денежные средства, использованные в инвестиционной деятельности		**(8 787 897)**	**(6 967 693)**
Движение денежных средств от финансовой деятельности			
Получение кредитов и займов		4 393 122	5 281 727
Выплата кредитов и займов		(4 793 779)	(3 636 460)
Поступления от выпуска облигаций		4 939 089	2 300 000
Погашение облигаций		(100 000)	–
Выплата обязательств по финансовой аренде		(368 521)	(496 182)
Выплата обязательств по кредитам поставщиков оборудования		(37 483)	(186 958)
Погашение векселей выданных для приобретения Амдокс		(433 465)	–
Поступления от выпуска векселей		268 000	456 514
Погашение векселей		(450 000)	(23 726)
Поступление прочих долгосрочных обязательств		1 490	11 857
Дивиденды уплаченные		(248 618)	(250 363)
Дивиденды уплаченные миноритарным акционерам		(546)	–
Чистые денежные средства, использованные в финансовой деятельности		**3 169 289**	**3 456 409**
Влияние изменений валютного курса на денежные средства и их эквиваленты		–	**130**
Увеличение (уменьшение) денежных средств и их эквивалентов		**94 558**	**(169 242)**
Денежные средства и их эквиваленты на начало отчетного периода		**438 573**	**607 685**
Денежные средства и их эквиваленты на конец отчетного периода		**533 131**	**438 573**

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»

Консолидированный отчет о движении собственного капитала за год, окончившийся 31 декабря 2005 г.

(в тысячах рублей)

		Приходится на акционеров материнской компании								
		Уставный капитал								
	Прим.	Привилегированные акции	Обыкновенные акции	Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи	Нераспределенная прибыль (до корректировок)	Корректировка ошибок	Нераспределенная прибыль (скорректированная)	Итого	Доля меньшинства	Итого капитал
Остаток на 31 декабря 2003 г.	2	869 371	2 671 760	54 746	11 279 593	(774 047)	10 505 546	14 101 423	6 721	14 108 144
Прибыль за отчетный период		–	–	–	2 027 558	(133 896)	1 893 662	1 893 662	1 423	1 895 085
Дивиденды объявленные акционерам материнской компании		–	–	–	(253 209)	–	(253 209)	(253 209)	–	(253 209)
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		–	–	5 742	–	–	–	5 742	–	5 742
Реализованная прибыль по выбывшим инвестициям		–	–	(47 776)	–	–	–	(47 776)	–	(47 776)
Доля меньшинства приобретенных дочерних компаний		–	–	–	–	–	–	–	5 761	5 761
Приобретение доли меньшинства в имеющихся дочерних компаниях		–	–	–	(31 846)	–	(31 846)	(31 846)	–	(31 846)
Доля меньшинства по выбывшим дочерним компаниям		–	–	–	–	–	–	–	(2 844)	(2 844)
Дивиденды, объявленные миноритарным акционерам дочерних компаний		–	–	–	–	–	–	–	(426)	(426)
Остаток на 31 декабря 2004 г.	2	869 371	2 671 760	12 712	13 022 096	(907 943)	12 114 153	15 667 996	10 635	15 678 631
Прибыль за отчетный период		–	–	–	2 461 427	(835 641)	1 625 786	1 625 786	(10 542)	1 615 244
Дивиденды объявленные акционерам материнской компании	29	–	–	–	(217 559)	–	(217 559)	(217 559)	–	(217 559)
Нереализованная прибыль по инвестициям, имеющимся в наличии для продажи		–	–	90 691	–	–	–	90 691	–	90 691
Дивиденды, объявленные миноритарным акционерам дочерних компаний		–	–	–	–	–	–	–	(546)	(546)
Доля меньшинства приобретенных дочерних компаний		–	–	–	–	–	–	–	48 306	48 306
Остаток на 31 декабря 2005 г.		869 371	2 671 760	103 403	15 265 964	(1 743 584)	13 522 380	17 166 914	47 853	17 214 767

Прилагаемые примечания являются неотъемлемой частью настоящей консолидированной отчетности

Перевод с оригинала на английском языке

ОАО «Сибирьтелеком»
Примечания к консолидированной финансовой отчетности
за год, окончившийся 31 декабря 2005 г.

(в тысячах рублей)

Общая информация

Подтверждение

Консолидированная финансовая отчетность ОАО «Сибирьтелеком» и его дочерних компаний (далее - «Компания») за год, окончившийся 31 декабря 2005 г., была разрешена к выпуску в соответствии с решением Генерального директора и Главного бухгалтера от 26 мая 2006 г.

Компания

Материнская компания ОАО «Сибирьтелеком» представляет собой открытое акционерное общество, зарегистрированное в соответствии с законодательством Российской Федерации.

Официальный адрес Компании: Россия, 630099, г. Новосибирск, ул. Максима Горького, 53.

Компания предоставляет услуги телефонной связи (включая услуги городской, междугородней и международной связи), телеграфа, передачи данных, предоставления в аренду линий связи и радиосвязи на территории 11 регионов Российской Федерации.

ОАО «Связьинвест» владеет 50,67% голосующих акций Компании по состоянию на 31 декабря 2005 г. и является материнской компанией ОАО «Сибирьтелеком».

Информация об основных дочерних компаниях представлена в Примечании 7. Все дочерние компании зарегистрированы в соответствии с законодательством Российской Федерации.

Представление финансовой отчетности

Финансовая отчетность ОАО «Сибирьтелеком» и ее дочерних и зависимых компаний, на основе которых подготовлена настоящая консолидированная финансовая отчетность, составляется на основе единой учетной политики.

Функциональной валютой и валютой представления отчетности Компании является Российский рубль, государственная валюта Российской Федерации.

Консолидированная финансовая отчетность Компании представлена в тысячах рублей Российской Федерации.

Тарифообразование

Тарифы по междугородным телефонным соединениям регулируются государством, тарифы по международным телефонным соединениям устанавливаются ОАО «Ростелеком», контролируемым ОАО «Связьинвест».

В 2005 году Компания провела тарифную кампанию, направленную на уменьшение перекрёстного субсидирования между местной и междугородной связью, изменив тарифы на услуги местной связи.

1. Общая информация (продолжение)

Тарифообразование (продолжение)

В целом по Компании увеличение тарифов на услуги местной связи в 2004 и 2005 гг. составило:

	ГТС, %		СТС, %	
Группа клиентов	**2005 г.**	**2004 г.**	**2005 г.**	**2004 г.**
Население	16,8%	29,0%	17,3%	31,7%
Бюджетные организации	15,0%	24,1%	15,2%	23,9%
Коммерческие организации	15,0%	24,1%	15,2%	23,9%

С 1 января 2006 г. вступают в силу нормативные правовые акты к Федеральному закону «О связи», вносящие изменения в правила оказания услуг связи и предусматривающие изменение лицензионных требований к Компании (см. также Примечание 34 о тарифообразовании).

Ликвидность и финансовые ресурсы

По состоянию на 31 декабря 2005 г. текущие обязательства Компании превышали её оборотные средства на 4 104 850 рублей (на 31 декабря 2004 г. – 3 682 389). В связи с этим ситуация с поддержанием ликвидности Компании и наличием достаточных источников финансирования в значительной мере остается неопределенной.

В предшествующий период для финансирования развития своих сетей связи Компания привлекала заемные средства, как на краткосрочной, так и на долгосрочной основе. Финансирование преимущественно поступало в виде банковских кредитов, облигационных займов, а также коммерческих кредитов поставщиков оборудования и финансового лизинга. Кроме того, руководство Компании полагает, что оно сможет переносить сроки оплаты по некоторым текущим операциям в случае недостаточности оборотного капитала.

Руководство Компании считает, что при необходимости сроки реализации некоторых проектов можно перенести на более поздний период или их масштабы могут быть сокращены в соответствии с потребностями финансирования текущей деятельности Компании.

В 2006 году Компания предполагает поступление финансовых средств из следующих источников: а) денежные поступления от основной деятельности; б) размещение рублевых облигаций на российском рынке; в) финансовые ресурсы отечественных и международных кредитных учреждений.

Основа подготовки финансовой отчетности

Принципы ведения бухгалтерского учета

Настоящая финансовая отчетность подготовлена и представлена в соответствии с Международными стандартами финансовой отчетности (МСФО).

Настоящая финансовая отчетность составляется на основе данных бухгалтерского учета и бухгалтерской отчетности, ведение и составление которых осуществляется в соответствии с системой регулирования бухгалтерского учета, установленного законодательством Российской Федерации, посредством дополнительной корректировки и перегруппировки данных бухгалтерского учета, необходимых для отражения финансового положения, результатов деятельности и движения денежных средств в соответствии с требованиями МСФО.

2. Основа подготовки финансовой отчетности (продолжение)

Принципы ведения бухгалтерского учета (продолжение)

Финансовая отчетность подготовлена исходя из допущения о том, что Компания будет продолжать нормальную хозяйственную деятельность в обозримом будущем, что предполагает возмещение стоимости активов и погашение обязательств в установленном порядке. Корректировка балансовой стоимости и классификации статей актива с целью их отражения по реально возмещаемой величине, которая была бы необходима в случае невозможности продолжения нормальной деятельности Компании или реализации Компанией своих активов в порядке, не соответствующем условиям ведения нормальной хозяйственной деятельности, в настоящей финансовой отчетности не производилась.

Консолидированная финансовая отчетность подготовлена на основании правила учета по фактическим затратам за отчетный период за исключением положений учетной политики, описанных ниже.

Компания перешла на МСФО по состоянию на 1 января 2003 г., используя положения МСФО (IFRS) 1 «Первое применение Международных стандартов финансовой отчетности», вступившего в силу для отчетных периодов, начинающихся 1 января 2004 г. или после этой даты. МСФО 1 применим к организациям, впервые применяющим МСФО, включая организации, которые ранее применяли некоторые, но не все МСФО, и раскрывали этот факт в предыдущей финансовой отчетности.

Компания применила исключение, разрешенное МСФО 1, позволяющее организации оценивать основные средства на дату перехода на МСФО по справедливой стоимости и использовать эту справедливую стоимость в качестве фактической стоимости основных средств. Компания также применила исключение, разрешенное МСФО 1, позволяющее организации признавать все актуарные прибыли и убытки по планам с установленными выплатами на дату перехода на МСФО, даже в том случае, если для последующей оценки актуарных прибылей и убытков используется метод коридора.

Руководство предполагает, что балансовая стоимость всех основных средств Компании приблизительно сравнима с их справедливой стоимостью, но, тем не менее, намеревается привлечь независимого оценщика с целью подтверждения этой справедливой стоимости и, соответственно, балансовая стоимость основных средств может быть скорректирована. Компания планирует провести оценку в ближайшем будущем. Также Руководство привлекло актуария для оценки пенсионных обязательств Компании, и, соответственно, по завершении проведения оценки актуарием определенные пенсионные обязательства также могут подлежать корректировке.

До 1 января 2003 г. Российская Федерация являлась страной с гиперинфляционной экономикой. Соответственно Компания применяла МСФО (IAS) 29 «Финансовая отчетность в условиях гиперинфляционной экономики», пересчитывая неденежные статьи финансовой отчетности, включая компоненты капитала (за исключением основных средств, справедливая стоимость которых на 1 января 2003 г. была использована как фактическая стоимость), в единицах измерения на 1 января 2003 г. путем применения соответствующих индексов инфляции к первоначальной стоимости. В последующие периоды учет осуществлялся на основе этой полученной пересчитанной стоимости.

Применяемая учетная политика соответствует той, которая использовалась в предыдущем финансовом году, за исключением применения Группой новых/пересмотренных стандартов, обязательных к применению в отношении годовых периодов, начинающихся с 1 января 2005 г. или после этой даты.

2. Основа подготовки финансовой отчетности (продолжение)

Принципы ведения бухгалтерского учета (продолжение)

Изменения в учетной политике связаны с применением следующих новых или пересмотренных стандартов:

- МСФО (IFRS) 2 «Вознаграждения в форме акций»;
- МСФО (IFRS) 5 «Внеоборотные активы, предназначенные для продажи, и прекращенная деятельность»;
- МСФО (IAS) 1 (пересмотренный) «Представление финансовой отчетности»;
- МСФО (IAS) 2 (пересмотренный) «Запасы»;
- МСФО (IAS) 8 (пересмотренный) «Учетная политика, изменения в учетных оценках и ошибки»;
- МСФО (IAS) 10 (пересмотренный) «События после отчетной даты»;
- МСФО (IAS) 16 (пересмотренный) «Основные средства»;
- МСФО (IAS) 17 (пересмотренный) «Аренда»;
- МСФО (IAS) 24 (пересмотренный) «Раскрытие информации о связанных сторонах»;
- МСФО (IAS) 27 (пересмотренный) «Консолидированная и отдельная финансовая отчетность»;
- МСФО (IAS) 28 (пересмотренный) «Учет инвестиций в ассоциированные компании»;
- МСФО (IAS) 31 (пересмотренный) «Участие в совместной деятельности»;
- МСФО (IAS) 32 (пересмотренный) «Финансовые инструменты: Раскрытие и представление информации»;
- МСФО (IAS) 33 (пересмотренный) «Прибыль на акцию»;
- МСФО (IAS) 39 (пересмотренный) «Финансовые инструменты: Признание и оценка».

Ниже рассматриваются основные аспекты влияния указанных изменений в учетной политике.

МСФО (IAS) 1 (пересмотренный) «Представление финансовой отчетности» и МСФО (IAS) 27 «Консолидированная и отдельная финансовая отчетность»

Доля меньшинства в чистых активах дочерних компаний Группы отражается в составе капитала отдельно от капитала, приходящегося на акционеров материнской компании. Ранее, доля меньшинства в консолидированном балансе Группы отражалась отдельно от обязательств и капитала.

МСФО (IAS) 39 «Финансовые инструменты: Признание и оценка» (изменен в 2004 году)

Прибыли и убытки от переоценки по справедливой стоимости финансовых активов, имеющихся в наличии для продажи, отражаются отдельным компонентом в составе капитала. Прибыль или убыток от финансового актива, имеющегося в наличии для продажи, относится непосредственно на капитал (включая восстановление убытков от обесценения долевых инструментов) с отражением в отчете об изменении капитала, за исключением убытков от обесценения и положительных и отрицательных курсовых разниц, до момента прекращения признания данного финансового актива, когда накопленная прибыль или убыток, ранее отраженная в составе капитала, относится на прибыль или убыток. Однако, проценты, рассчитанные по методу эффективной процентной ставки, признаются в составе прибыли или убытка. Дивиденды по долевым инструментам, имеющимся в наличии для продажи, включаются в состав прибыли или убытка после установления права Компании на получение выплаты.

2. Основа подготовки финансовой отчетности (продолжение)

Принципы ведения бухгалтерского учета (продолжение)

МСФО и Интерпретации, выпущенные Комитетом по интерпретациям МСФО («IFRIC»), еще не вступившие в силу

Группа не применяла следующие МСФО и Интерпретации IFRIC, которые были выпущены, но еще не вступили в силу:

- МСФО (IAS) 19 (изменен в 2004 году) «Вознаграждение сотрудников»;
- МСФО (IAS) 39 (изменен в 2005 году) «Финансовые инструменты: Признание и оценка»;
- МСФО (IFRS) 6 «Разведка и оценка минеральных ресурсов»;
- МСФО (IFRS) 7 «Финансовые инструменты: Раскрытие информации»;
- Интерпретация № 4 Комитета по интерпретациям МСФО «Определение наличия в договоре условий аренды»;
- Интерпретация № 5 Комитета по интерпретациям МСФО «Права на доли, возникающие в результате вывода активов из эксплуатации, фонды на рекультивацию и восстановление окружающей среды».

По мнению Компании, применение перечисленных выше стандартов не повлияет существенно на финансовую отчетность Компании в течение периода их первоначального применения.

Оценки, произведенные руководством

Подготовка финансовой отчетности требует от руководства Компании обоснованных оценок и допущений, которые влияют на отраженные в финансовой отчетности суммы активов и обязательств на отчетную дату, а также на отраженные в финансовой отчетности суммы доходов и расходов за отчетный период. Фактические результаты могут отличаться от этих оценок. Наиболее значительные оценки в данной финансовой отчетности относятся к оценке стоимости и срока полезной службы основных средств, нематериальных активов, а также к отложенному налогообложению, пенсионным обязательствам и начислению резерва по сомнительным долгам, как изложено в Примечаниях 5, 6, 13, 22 и 27.

Неопределенность оценок

Ниже представлены основные допущения в отношении будущих событий, а также иные источники неопределенности оценок на отчетную дату, которые несут в себе существенный риск возникновения необходимости внесения существенных корректировок в балансовую стоимость активов и обязательств в течение следующего отчетного года:

Обесценение деловой репутации

Компания анализирует деловую репутацию и нематериальные активы, не готовые к эксплуатации, на предмет обесценения не реже одного раза в год. Это требует оценки стоимости от использования генерирующих денежные потоки подразделений, на которые относится данная деловая репутация. В ходе оценки стоимости от использования Компании необходимо рассчитать будущие денежные потоки, которые ожидается получить от указанного подразделения, выбрав подходящую ставку дисконтирования для расчета приведенной стоимости указанных денежных потоков. На 31 декабря 2005 г. балансовая стоимость деловой репутации составляла 14 915 (на 31 декабря 2004 г. – 14 931), а балансовая стоимость нематериальных активов, не готовых к эксплуатации, на 31 декабря 2005 г. составила 661 900 (на 31 декабря 2004 г. – 1 371 577). Подробная информация представлена в Примечании 6.

2. Основа подготовки финансовой отчетности (продолжение)

Исправление ошибок и переклассификации

В 2005 году Компания рассчитала и отразила существующие обязательства по пенсионным планам с установленными выплатами в соответствии с МСБУ 19 «Вознаграждения работников». Компания привлекла независимого актуария для осуществления актуарной оценки пенсионных обязательств по состоянию на 31 декабря 2005 г. и отразила их в отчетности 2005 года, а также скорректировала сопоставимые данные по состоянию на 31 декабря 2003 и 2004 гг.

Дополнительно Компания пересмотрела стоимость амортизируемого имущества по данным налогового учета и скорректировала представление следующих показателей финансовой отчетности по состоянию на 31 декабря 2003 и 2004 гг.

	До корректировок	Эффект корректировок	С учетом корректировок	Описание корректировок
Консолидированный баланс по состоянию на 31 декабря 2004 г.				
Пенсионные обязательства	–	829 618	829 618	Эффект отражения пенсионных обязательств на 31 декабря 2004 г.
Обязательства по отложенному налогу на прибыль	1 710 706	76 765	1 787 471	Эффект изменения стоимости амортизируемого имущества по данным налогового учета
Прочие текущие активы	1 989 953	(1 560)	1 988 393	Эффект отражения пенсионных обязательств на 31 декабря 2004 г.
Нераспределенная прибыль	13 022 096	(907 943)	12 114 153	Эффект отражения пенсионных обязательств на 31 декабря 2004 г. в сумме 831 178; эффект изменения стоимости амортизируемого имущества по данным налогового учета в сумме 76 765
Консолидированный отчет о прибылях и убытках за год, окончившийся 31декабря 2004 г.				
Заработная плата, прочие выплаты и социальные отчисления	(7 756 387)	(195 016)	(7 951 403)	Эффект отражения расходов по пенсионным планам за 2004 год
Налог на прибыль	(1 001 349)	61 120	(940 229)	Эффект изменения стоимости амортизируемого имущества по данным налогового учета
Консолидированный отчет о движении собственного капитала за год, окончившийся 31 декабря 2003 г.				
Нераспределенная прибыль по состоянию на 31 декабря 2003 г.	11 279 593	(774 047)	10 505 546	Эффект отражения пенсионных обязательств на 31 декабря 2003 г. в сумме 636 162; эффект изменения стоимости амортизируемого имущества по данным налогового учета в сумме 137 885

2. Основа подготовки финансовой отчетности (продолжение)

Исправление ошибок и переклассификации (продолжение)

В связи с изменением формата представления финансовой отчетности в 2005 году, Компания также осуществила переклассификацию следующих показателей, представленных в финансовой отчетности:

	До реклассификаций	Эффект реклассификаций	С учетом реклассификаций	Описание реклассификаций
Консолидированный баланс по состоянию на 31 декабря 2004 г.				
Основные средства, нетто	25 611 489	57 110	25 668 599	Реклассификация товарно-материальных запасов в основные средства - 57 107; прочие реклассификации - 3
Товарно-материальные запасы	608 412	(57 107)	551 305	Реклассификация товарно-материальных запасов в основные средства
Дебиторская задолженность, нетто	1 761 796	(8 665)	1 753 131	Реклассификация отложенного налогового актива в строку обязательства по отложенному налогу на прибыль
Дебиторская задолженность по текущему налогу на прибыль	–	9 808	9 808	Реклассификация дебиторской задолженности по текущему налогу на прибыль из строки прочие текущие активы
Прочие текущие активы, нетто	1 988 393	(9 808)	1 978 585	Реклассификация дебиторской задолженности по текущему налогу на прибыль из строки прочие текущие активы
Долгосрочные кредиты и займы	5 428 512	(100 000)	5 328 512	Реклассификация доли долгосрочных кредитов и займов, подлежащей погашению в течение года из строки долгосрочные кредиты и займы
Обязательства по отложенному налогу на прибыль	1 787 471	(8 977)	1 778 494	Реклассификация отложенного налогового актива в сторку обязательства по отложенному налогу на прибыль - 8 665; прочие реклассификации - 312
Доходы будущих периодов	228 978	21 051	250 029	Реклассификация целевого финансирования из строки прочие долгосрочные обязательства в строку доходы будущих периодов
Прочие долгосрочные обязательства	21 051	(21 051)	–	Реклассификация целевого финансирования из строки прочие долгосрочные обязательства в строку доходы будущих периодов

2. Основа подготовки финансовой отчетности (продолжение)

Исправление ошибок и переклассификации (продолжение)

	До реклассификаций	Эффект реклассификаций	С учетом реклассификаций	Описание реклассификаций
Кредиторская задолженность, начисленные обязательства и авансы полученные	2 599 005	315	2 599 320	Прочие реклассификации
Кредиторская задолженность по текущему налогу на прибыль	–	179 099	179 099	Реклассификация кредиторской задолженности по текущему налогу на прибыль из строки кредиторская задолженность по налогам и социальному обеспечению
Кредиторская задолженность по налогам и социальному обеспечению	1 087 705	(179 099)	908 606	Реклассификация кредиторской задолженности по текущему налогу на прибыль из строки кредиторская задолженность по налогам и социальному обеспечению
Доля долгосрочных кредитов и займов, подлежащая погашению в течение года	2 542 567	100 000	2 642 567	Реклассификация доли долгосрочных кредитов и займов, подлежащей погашению в течение года из строки долгосрочные кредиты и займы
Консолидированный отчет о прибылях и убытках за год, окончившийся 31 декабря 2004 г.				
Заработная плата, прочие выплаты и социальные отчисления	(7 951 403)	3	(7 951 400)	Прочие реклассификации
Материалы, ремонт и обслуживание, коммунальные услуги	(1 995 356)	(111 340)	(2 106 696)	Реклассификация стоимости SIM-карт из прочих операционных расходов
Общехозяйственные и административные расходы	(1 223 467)	1 223 467	–	Реклассификация общехозяйственных и административных расходов в строку прочие операционные расходы
Прочие операционные расходы	(1 380 431)	(1 112 130)	(2 492 561)	Реклассификация общехозяйственных и административных расходов в строку прочие операционные расходы в сумме 1 223 467; реклассификация стоимости SIM-карт из прочих операционных расходов – 111 340; прочие реклассификации

3. Основные положения учетной политики

3.1 Порядок составления консолидированной финансовой отчетности

Консолидированная финансовая отчетность представляет собой финансовую отчетность группы, т.е. материнской компании и всех ее дочерних компаний, составленную как если бы группа была индивидуальной хозяйственной единицей.

Дочерние компании

Дочерняя компания представляет собой организацию, в отношении которой Компания прямо или косвенно осуществляет контроль. Контроль представляет собой право осуществлять управление финансовой и операционной деятельностью организации в целях получения выгод от ее деятельности и, как правило, связан с владением материнской компанией более 50 процентами голосующих акций. В консолидированную финансовую отчетность Компании включаются данные финансовой отчетности всех дочерних компаний. Их включение в консолидированную финансовую отчетность осуществляется, начиная с даты приобретения контроля, и прекращается, начиная с даты потери Компанией контроля над их деятельностью. Все операции между материнской и/или дочерними компаниями, а также нереализованная прибыль и сальдо по расчетам по этим операциям подлежат исключению. Нереализованные убытки также исключаются, кроме тех случаев, когда соответствующая операция свидетельствует о снижении стоимости переданного актива. При необходимости в учетную политику дочерних компаний вносятся изменения для приведения ее в соответствие с учетной политикой Компании.

Приобретение дочерних компаний

Приобретение Компанией дочерних компаний отражается по методу покупки. Идентифицируемые активы, обязательства и условные обязательства приобретаемой компании учитываются по их справедливой стоимости на дату приобретения, независимо от наличия и размера доли меньшинства.

Превышение стоимости приобретения над справедливой стоимостью доли Компании в идентифицируемых чистых активах отражается как деловая репутация. В случае если стоимость приобретения меньше справедливой стоимости доли Компании в идентифицируемых чистых активах приобретенной дочерней компании, разница отражается непосредственно в отчете о прибылях и убытках.

Доля меньшинства – это доля в дочерней компании, не принадлежащая Компании. Доля меньшинства на отчетную дату представляет собой принадлежащую миноритарным акционерам долю в справедливой стоимости идентифицируемых активов и обязательств дочерней компании на дату приобретения и в изменении чистых активов дочерней компании после объединения. Доля меньшинства отражается в составе капитала.

Убытки, относимые на долю меньшинства, не превышают доли меньшинства в капитале дочерней компании, за исключением случаев, когда миноритарные акционеры обязаны финансировать убытки. Такие убытки в полном объеме признаются Компанией.

Приобретение доли меньшинства в дочерних компаниях

Разница между стоимостью приобретения и балансовой стоимостью дополнительной приобретаемой доли в чистых активах дочерней компании отражается в разделе собственные средства акционеров на дату транзакции как приобретение доли меньшинства и относится на уменьшение нераспределенной прибыли и резервов. При приобретении доли меньшинства и подготовке консолидированной отчетности Компания не производит оценку справедливой стоимости активов и обязательств дочерней компании.

3. Основные положения учетной политики (продолжение)

3.2 Ассоциированные компании

Ассоциированные компании - это компании, в которых Компания, как правило, владеет от 20% до 50% голосующих акций, или на деятельность которых Компания имеет иную возможность оказывать существенное влияние, но которые при этом не находятся под контролем Компании или под совместным контролем Компании и других сторон. Вложения в ассоциированные компании учитываются по методу долевого участия и первоначально отражаются по стоимости приобретения, включающей деловую репутацию. Последующие изменения в балансовой стоимости отражают изменения доли Компании в чистых активах ассоциированной компании, произошедшие после приобретения. Доля Компании в прибылях и убытках ассоциированных компаний отражается в отчете о прибылях и убытках, а ее доля в изменении резервов относится на собственные средства акционеров. Однако, если доля Компании в убытках ассоциированной компании равна или превышает ее долю участия в ассоциированной компании, Компания не признает дальнейших убытков, за исключением случаев, когда Компания обязана осуществлять платежи ассоциированной компании или от ее имени.

Нереализованная прибыль по операциям между Компанией и ее ассоциированными компаниями исключается в части, соответствующей доле Компании в ассоциированных компаниях; нереализованные убытки также исключаются, кроме тех случаев, когда соответствующая операция свидетельствует о снижении стоимости переданного актива.

3.3 Инвестиции

Группа классифицирует свои инвестиции в следующие категории: «займы и дебиторская задолженность» и «инвестиции (финансовые вложения), имеющиеся в наличии для продажи». Первоначально инвестиции оцениваются по справедливой стоимости. В случае если инвестиции не классифицируются как «финансовые активы по справедливой стоимости через прибыль или убыток», то при отражении в отчетности к их справедливой стоимости прибавляются непосредственно связанные с ними затраты по сделке. При первоначальном отражении в учете инвестиций Компания присваивает им соответствующую категорию. Все операции по покупке и продаже инвестиций признаются на дату расчетов, т.е. на дату осуществления поставки актива покупателю. Непроизводные финансовые активы с фиксированным или поддающимся определению размером платежей и фиксированным сроком погашения классифицируются в качестве удерживаемых до погашения в случае, если Компания намерена и способна удерживать их до срока погашения. В течение отчетного периода Компания не имела инвестиций данной категории. Займы и дебиторская задолженность представляет собой непроизводные финансовые активы с фиксированными или определяемыми платежами, не котируемые на активном рынке, за исключением:

(a) активов, которые Компания намеревается продать немедленно или в ближайшем будущем, которые должны быть классифицированы как «предназначенные для торговли», и которые Компания при первоначальном признании классифицирует как «активы по первоначальной стоимости через прибыль или убыток»;

(b) активов, классифицированных Компанией при первоначальном признании как «имеющиеся в наличии для продажи»; или

(c) активов, по которым владелец может не возместить большую часть своих первоначальных инвестиций, за исключением случаев, когда это происходит из-за ухудшения кредитоспособности, и которые должны быть классифицированы как «имеющиеся в наличии для продажи».

3. Основные положения учетной политики (продолжение)

3.3 Инвестиции (продолжение)

Такие активы отражаются по амортизированной стоимости с использованием метода эффективной ставки процента. Прибыли и убытки по таким активам отражаются в отчете о прибылях и убытках в момент прекращения признания или в случае обесценения таких активов, а также путем амортизации.

Инвестиции, имеющиеся в наличии для продажи, представляют собой непроизводные финансовые активы, классифицируемые в качестве имеющихся в наличии для продажи и не включенные в любую из других категорий. После первоначального отражения в учете инвестиции, имеющиеся в наличии для продажи, оцениваются по справедливой стоимости, при этом прибыли и убытки отражаются в качестве отдельного компонента в составе капитала до момента прекращения признания или обесценения инвестиции. В этом случае совокупная прибыль или убыток, ранее отраженные в составе капитала, включаются в отчет о прибылях и убытках. Восстановление убытков от обесценения, связанных с долевыми инструментами, не отражается в отчете о прибылях и убытках. Убытки от обесценения, связанные с долговыми инструментами, восстанавливаются через прибыли или убытки, в случае если увеличение справедливой стоимости инструмента может быть объективно связано с событиями, произошедшим после признания убытка от обесценения в отчете о прибылях и убытках.

Справедливая стоимость инвестиций, активно обращающихся на организованных финансовых рынках, определяется по рыночным котировкам на покупку на момент окончания торгов на отчетную дату. Справедливая стоимость инвестиций, не имеющих активного обращения на рынке, определятся с использованием методов оценки, в том числе по аналогии с последними по времени сделками, заключенными на рыночных условиях, а также оценки на основании текущей рыночной стоимости финансового инструмента, практически идентичного рассматриваемому инструменту, или на основании анализа дисконтированных денежных потоков.

3.4 Учет изменений в учетной политике, бухгалтерских оценках, исправления ошибок

Изменение учетной политики

Учетная политика подлежит изменению только в том случае, когда такое изменение требуется в соответствии со Стандартом или Интерпретацией МСФО или выражается в представлении в финансовой отчетности достоверной и более адекватной информации о влиянии хозяйственных операций, прочих событий и обстоятельств на финансовое состояние, финансовые результаты или движение денежных средств Компании.

Компания осуществляет учет влияния изменения учетной политики, обусловленного применением впервые Стандарта или Интерпретации МСФО, в соответствии со специальными переходными положениями, если таковые имеются, предусмотренными в таком Стандарте или Интерпретации.

Изменения в бухгалтерских оценках

В результате неопределенностей, свойственных предпринимательской деятельности, многие статьи финансовых отчетов не могут быть точно определены, а могут быть лишь оценены. Процесс оценки предполагает вынесение суждений, основывающихся на актуальной, доступной и надежной информации. При необходимости, оценка может подлежать повторному рассмотрению в случае изменения обстоятельств, на которых она основывалась, или в результате появления новой информации или приобретения опыта.

3. Основные положения учетной политики (продолжение)

3.4 Учет изменений в учетной политике, бухгалтерских оценках, исправления ошибок (продолжение)

Изменения в бухгалтерских оценках (продолжение)

В случае если Компания затрудняется провести различие между изменением учетной политики и изменением в бухгалтерских оценках, изменение трактуется как изменение в бухгалтерской оценке. Влияние изменения в бухгалтерских оценках подлежит перспективному признанию в прибыли или убытке того периода, в котором произошло изменение, при влиянии изменения в бухгалтерских оценках исключительно на указанный период, либо периода изменения в бухгалтерских оценках и последующих по отношению к нему периодах, при влиянии изменения в бухгалтерских оценках на совокупность указанных периодов.

Ошибки прошлых периодов

Компания ретроспективно исправляет существенные ошибки прошлых периодов в финансовой отчетности, утвержденной в период обнаружения ошибки, посредством исправления сопоставимых показателей финансовой отчетности прошлого периода или периодов, в которых была совершена ошибка, либо, в случае совершения ошибки в период или периоды, предшествующие наиболее ранней из представленных в финансовой отчетности, утвержденной в период обнаружения ошибки, исправления входящего сальдо показателей статей активов, обязательств и собственного капитала наиболее раннего из представленных периодов.

Ошибки прошлых периодов подлежат исправлению посредством ретроспективного исправления, за исключением случаев, когда не представляется возможным определить влияние таких ошибок прошлых периодов на данные финансовой отчетности в разрезе отдельных прошлых периодов, представленных в финансовой отчетности, или совокупное влияние таких ошибок прошлых периодов.

3.5 Операции в иностранной валюте

Валютой измерения хозяйственных операций и валютой отчетности Компании является государственная валюта Российской Федерации, российский рубль. Операции в иностранных валютах первоначально отражаются в валюте отчетности по курсу на дату операции. Монетарные активы и обязательства, выраженные в иностранных валютах, пересчитываются в валюту отчетности по курсу на отчетную дату. Разницы, возникающие при пересчете, отражаются в консолидированном отчете о прибылях и убытках как прибыли (убытки) от курсовых разниц. Немонетарные статьи, отражаемые по исторической стоимости в иностранной валюте, пересчитываются по курсу на дату операции.

Сделки, совершаемые в рублях, тогда как соответствующие активы и обязательства выражены в иностранных валютах (или условных единицах), отражаются в финансовой отчетности Компании так же, как сделки, выраженные в иностранных валютах.

Курсы валют по состоянию на 31 декабря 2005 и 2004 гг. приведены в следующей таблице:

Курсы на 31 декабря	2005 г.	2004 г.
Рублей за Доллар США	**28,78**	**27,75**
Рублей за Евро	**34,19**	**37,81**

3. Основные положения учетной политики (продолжение)

3.6. Основные средства

3.6.1 Основные средства

Основные средства учитываются по стоимости приобретения или строительства, не включая затраты на текущее обслуживание, за вычетом накопленного износа и накопленного обесценения. Для основных средств, приобретенных до 1 января 2003 г., справедливая стоимость на 1 января 2003 г. использована в качестве фактической стоимости (см. Примечание 2) в соответствии с исключением, предусмотренным МСФО 1. Балансовая стоимость основных средств анализируется на предмет обесценения в случае наступления событий или изменения обстоятельств, в результате которых балансовая стоимость основных средств может быть не возмещаемой. Если такой индикатор существует и балансовая стоимость превосходит оценочную возмещаемую величину, стоимость активов или единиц, генерирующих поступление денежных потоков, уменьшается до их возмещаемой стоимости. Стоимость возмещения основных средств равна наибольшей из чистой продажной цены актива и стоимости от его дальнейшего использования. Расходы по обесценению признаются в отчете о прибылях и убытках.

Проценты по полученным займам, в части их использования для финансирования строительства основных средств, капитализируются в составе стоимости объекта основных средств в течение периода, необходимого для завершения строительства и подготовки объекта для предполагаемого использования. Прочие расходы по займам отражаются в отчете о прибылях и убытках.

Расходы на ремонт и текущее содержание объектов основных средств признаются в отчете о прибылях и убытках в момент возникновения. Объекты социальной сферы списываются на расходы текущего периода в момент приобретения. Расходы на реконструкцию и модернизацию объектов основных средств капитализируется в стоимость этих объектов, а замененные объекты списываются.

3.6.2 Износ и срок полезного использования основных средств

Износ по объектам основных средств рассчитывается линейным методом с момента, когда активы готовы к использованию, в течение сроков полезного использования, представленных ниже:

Здания и сооружения	50 лет
Аналоговые коммутаторы	20 лет
Цифровые коммутаторы	15 лет
Прочее оборудование сети	10 лет
Транспортные средства	5 лет
Компьютеры, офисное и прочее оборудование	3 года
Земельные участки	не амортизируются

Остаточная стоимость, срок полезного использования и методы амортизации пересматриваются на ежегодной основе и корректируются в случае необходимости на каждую отчетную дату.

Начисление износа по объектам основных средств начинается с момента готовности объекта к использованию, т.е. момента, когда актив находится в местоположении и состоянии, которые необходимы для того, чтобы он мог функционировать так, как запланировало руководство. Начисление износа по объекту основных средств прекращается с наиболее ранней из дат: момента признания актива как «предназначенный для продажи» (либо с момента включения актива в отчуждаемую группу, классифицированную как «предназначенная для продажи») в соответствии с МСФО 5 и момента списания актива.

3. Основные положения учетной политики (продолжение)

3.6. Основные средства (продолжение)

3.6.2 Износ и срок полезного использования основных средств (продолжение)

Износ, начисленный в отчетном периоде по объектам основных средств, отражается в отчете о прибылях и убытках, за исключением случаев, когда износ объектов основных средств включается в состав стоимости объектов незавершенного строительства, созданных с использованием таких объектов основных средств.

Срок действия операционных лицензий Компании существенно короче, чем сроки полезного использования основных средств, используемые при расчете амортизации. На основании положений законодательства, регламентирующего лицензионную деятельность, и своего прошлого опыта, Руководство считает, что операционные лицензии будут продлены без существенных затрат средств, что позволит Компании реализовать стоимость основных средств в ходе нормальной хозяйственной деятельности.

3.6.3 Незавершенное строительство

Объекты незавершенного строительства отражаются по стоимости фактических затрат, понесенных Компанией с начала строительства до отчетной даты, за вычетом накопленных убытков от обесценения.

3.6.4 Безвозмездно полученные активы

Стоимость производственного оборудования и прочих объектов основных средств, связанных с основной деятельностью Компании, безвозмездно переданных Компании вне процесса приватизации, капитализируется в составе основных средств по справедливой стоимости на дату передачи оборудования. Доход от получения указанных объектов основных средств полностью признается в отчете о прибылях и убытках в момент передачи. Исключение составляют случаи, в которых передача объектов основных средств связана с оказанием Компанией услуг в будущем лицу, осуществившему передачу, с использованием переданных объектов основных средств; в таком случае Компания признает доходы будущих периодов в размере справедливой стоимости полученного оборудования и прочих объектов основных средств и признает их в отчете о прибылях и убытках по мере начислении износа на эти основные средства в той же сумме, что и износ.

В том случае, если полученные безвозмездно основные средства не приводят к получению Компанией в будущем доходов, они не признаются в финансовой отчетности.

3.7 Нематериальные активы и деловая репутация

3.7.1 Деловая репутация

Деловая репутация представляет собой превышение стоимости приобретения над справедливой стоимостью доли Компании в идентифицируемых активах, обязательствах и условных обязательствах приобретенной дочерней или ассоциированной компании на дату приобретения. Деловая репутация, возникающая при приобретении дочерних компаний, отражается в составе нематериальных активов. Деловая репутация, возникающая при приобретении ассоциированных компаний, отражается в составе финансовых вложений в ассоциированные компании. После первоначального признания деловая репутация отражается по первоначальной стоимости за вычетом накопленных убытков от обесценения.

3. Основные положения учетной политики (продолжение)

3.7 Нематериальные активы и деловая репутация (продолжение)

3.7.1 Деловая репутация (продолжение)

Деловая репутация анализируется на предмет обесценения ежегодно или чаще, если какие-либо события или изменение обстоятельств свидетельствуют о возможном обесценении ее балансовой стоимости. Для целей анализа на предмет обесценения деловая репутация, приобретенная в результате объединения компаний, с даты приобретения распределяется по всем подразделениям или группам подразделений, генерирующим денежные потоки, которые, как ожидается, получат выгоды от объединения, независимо от факта отнесения прочих активов и обязательств Компании к указанным подразделениям или группам подразделений. Каждое подразделение или группа подразделений, на которые относится деловая репутация:

- представляет собой административную единицу наиболее низкого уровня в составе Компании с точки зрения анализа деловой репутации для целей внутреннего управления;
- не превышает первичный или вторичный сегмент в рамках сегментной отчетности Компании согласно определению в МСФО (IAS) 14 «Сегментная отчетность».

Обесценение деловой репутации определяется путем оценки возмещаемой стоимости подразделения (или группы подразделений), генерирующих денежные потоки, к которым относится деловая репутация. Убыток от обесценения признается, если возмещаемая стоимость подразделения (группы подразделений), генерирующего денежные потоки, меньше его балансовой стоимости. В случае если деловая репутация входит в состав генерирующего денежные потоки подразделения (группы подразделений), а часть такого подразделения выбывает, то деловая репутация, связанная с выбывающей частью, включается в состав балансовой стоимости этой части при определении прибыли или убытка от выбытия. В этом случае выбывающая деловая репутация оценивается исходя из относительной стоимости выбывающей части и доли генерирующего денежные потоки подразделения, оставшегося в составе Компании.

Убыток от обесценения, признанный в отношении деловой репутации, не подлежит восстановлению в последующих периодах.

3.7.2 Лицензии

Стоимость лицензий, уплачиваемая государству за разрешение предоставлять услуги связи в течение определенного периода времени, отражается как нематериальный актив. Компания учитывает стоимость GSM лицензий на дату перехода на МСФО по справедливой стоимости и использует справедливую стоимость как фактическую на дату перехода.

3.7.3 Программное обеспечение и прочие нематериальные активы

Программное обеспечение и прочие нематериальные активы, приобретаемые отдельно, при первоначальном признании отражаются по стоимости приобретения. Прочие нематериальные активы, приобретаемые при объединении компаний, признаются по справедливой стоимости на дату приобретения. После первоначального признания нематериальные активы отражаются по стоимости приобретения за вычетом накопленной амортизации и накопленных убытков от обесценения.

3. Основные положения учетной политики (продолжение)

3.7 Нематериальные активы и деловая репутация (продолжение)

3.7.4 Срок полезного использования и амортизация нематериальных активов (продолжение)

Компания определяет, является ли срок полезного использования объектов нематериальных активов конечным или неопределенным, и, в первом случае оценивает его продолжительность или количество единиц производства или аналогичных единиц, составляющих этот срок. Срок полезного использования объекта нематериальных активов является неопределенным, если Компания, основываясь на всех значимых факторах, полагает, что период, в течение которого ожидается, что объект нематериальных активов будет генерировать чистые притоки денежных средств в организацию, не имеет обозримого предела.

Нематериальные активы с определенным сроком полезного использования амортизируются в течение срока полезного использования и анализируются на обесценение в случае наличия соответствующих признаков.

Компания осуществляет пересмотр периода амортизации и метода амортизации по объектам нематериальных активов, имеющим конечный срок полезного использования, ежегодно по состоянию на отчетную дату. При изменении оценки срока полезного использования, период амортизации также подлежит изменению, которое учитывается как изменение в бухгалтерских оценках.

Полученные лицензии и программное обеспечение амортизируются равными долями в течение срока полезной службы указанных активов, равного сроку действия лицензии или прав пользования программным обеспечением. Срок полезной службы прочих нематериальных активов равен 10 годам.

Нематериальные активы, имеющие неопределенный срок полезного использования, не амортизируются, но ежегодно анализируются на предмет обесценения либо в индивидуальном порядке, либо на уровне генерирующих денежные потоки подразделений. Компания ежегодно осуществляет пересмотр срока полезного использования по объектам нематериальных активов, имеющим неопределенный срок полезного использования, с целью выявления событий и обстоятельств, которые подтверждают оценку неопределенного срока полезного использования. При отсутствии подтверждения неопределенного срока полезного использования Компания изменяет оценку срока полезного использования с неопределенного на конечный и учитывает такое изменение как изменение в бухгалтерских оценках посредством начала амортизации объекта нематериальных активов.

3.8 Затраты на привлечение заемных средств

Компания капитализирует затраты по заемным средствам, непосредственно связанным с приобретением, строительством или производством квалифицируемых активов, в том числе объектов незавершенного строительства, в составе стоимости таких квалифицируемых активов, в том числе объектов незавершенного строительства.

В той степени, в которой заемные средства привлечены непосредственно в целях приобретения, строительства или производства квалифицируемого актива, величина затрат по заемным средствам, подлежащая капитализации, определяется как фактические затраты по заемным средствам, начисленные по таким объектам заемных средств в течение отчетного периода.

3. Основные положения учетной политики (продолжение)

3.8 Затраты на привлечение заемных средств (продолжение)

В той степени, в которой заемные средства привлечены в общехозяйственных целях и использованы для приобретения квалифицируемых активов, величина затрат по заемным средствам, подлежащая капитализации, определяется как произведение ставки капитализации и суммы затрат по формированию такого актива в течение отчетного периода. Ставка капитализации определяется как средневзвешенный показатель затрат по заемным средствам, непогашенным в течение отчетного периода, и не включающим заемные средства, привлеченные непосредственно в целях приобретения или производства квалифицируемого актива. Величина затрат по заемным средствам, капитализированных в стоимости квалифицируемых активов, не должна превышать величину затрат по заемным средствам, начисленных в течение отчетного периода.

3.9 Аренда

Договоры аренды, по которым Компания принимает на себя все существенные риски и экономические выгоды, присущие праву собственности на актив, классифицируются как договоры финансовой аренды (лизинга).

Договоры аренды, по которым Компания не принимает на себя все существенные риски и экономические выгоды, присущие праву собственности на актив, классифицируются как договоры операционной аренды.

3.9.1 Договоры финансовой аренды (лизинга)

На дату начала лизингового периода, т.е. дату, с которой Компания получает право пользования активом, полученным по договору финансовой аренды, Компания признает активы, полученные на праве пользования по договорам финансовой аренды, в составе основных средств по их справедливой стоимости или текущей (приведенной) стоимости минимальных лизинговых платежей, если она ниже, определяемых на наиболее раннюю из дат: дату подписания договора финансовой аренды или дату согласования сторонами ключевых положений договора финансовой аренды. Первоначальное признание обязательства по договору финансовой аренды осуществляется в сумме, равной стоимости соответствующих активов, полученных по договору финансовой аренды, за исключением первоначальных прямых затрат лизингополучателя, которые были признаны в составе этого актива.

Суммы арендных платежей распределяются между финансовыми выплатами и снижением суммы обязательств по аренде таким образом, чтобы обеспечить постоянную процентную ставку, применяющуюся к непогашенной части обязательства.

Амортизация по активам, полученным в пользование по договорам финансовой аренды, начисляется в течение срока полезного использования в соответствии с политикой начисления амортизации по амортизируемым активам, находящимся в Компании на праве собственности. В случае наличия вероятности возврата таких активов, полученных в пользование по договорам финансовой аренды, по окончании лизингового периода, амортизация по таким активам начисляется в течение наименьшего из двух сроков: срока полезного использования или лизингового периода.

3.9.2 Договоры операционной аренды

Платежи по договору операционной аренды признаются в составе расходов отчетного периода равномерно в течение периода аренды.

3. Основные положения учетной политики (продолжение)

3.10 Товарно-материальные запасы

Товарно-материальные запасы отражаются в финансовой отчетности по наименьшей стоимости из себестоимости и чистой стоимости возможной реализации. Себестоимость списания запасов определяется методом средневзвешенной стоимости. Чистая стоимость возможной реализации представляет собой оценку цены реализации в ходе обычной деятельности Компании за вычетом величины оценки затрат по завершению производственного цикла и величины оценки затрат по организации продажи.

Себестоимость товарно-материальных запасов включает все затраты по приобретению, затраты производственного цикла и прочие затраты, связанные с их приведением в текущее состояние и местоположение.

3.11 Авансы выданные

Авансы, выданные в целях приобретения внеоборотных активов, классифицируются как внеоборотные активы вне зависимости от срока поставки соответствующего актива и рассматриваются как немонетарная статья активов. Долгосрочные авансы, выданные по операционной деятельности, также классифицируются как внеоборотные активы.

3.12 Финансовые инструменты

Финансовые инструменты представляют собой договоры, обусловливающие возникновение финансового актива у одной из сторон по договору и финансового обязательства или долевого инструмента у другой стороны.

Финансовые активы включают в себя денежные средства и их эквиваленты; долевые инструменты других компаний; обусловленные договорами права на получение денежных средств или иных финансовых активов от других компаний или на обмен финансовыми активами или финансовыми обязательствами с другой компанией на условиях потенциально выгодных для Компании; или договоры, расчеты по которым будут или могут быть осуществлены собственными долевыми инструментами Компании, и являющимися непроизводными инструментами, по которым Компания получит или будет обязана получить переменное количество собственных долевых инструментов, или производными инструментами, расчеты по которым будут или могут быть произведены способами, исключающими обмен фиксированной суммы денежных средств или другого финансового актива на фиксированное количество собственных долевых инструментов Компании. Для этих целей собственные долевые инструменты Компании не включают инструменты, являющиеся договорами на получение или поставку собственных долевых инструментов Компании в будущем.

Финансовые обязательства включают обусловленные договорами обязательства предоставить денежные средства или иной финансовый актив другой компании или обменяться финансовыми активами или финансовыми обязательствами с другой компанией на условиях, потенциально не выгодных для Компании; или договор, расчет по которому будет или может быть осуществлен собственными долевыми инструментами Компании, и являющимся непроизводным инструментом, по которому Компания предоставит или будет обязана предоставить переменное количество собственных долевых инструментов Компании или производным инструментом, расчет по которому будет или может быть произведен способом, исключающим обмен фиксированной суммы денежных средств или другого финансового актива на фиксированное количество собственных долевых инструментов Компании. Для этих целей собственные долевые инструменты Компании не включают инструменты, являющиеся договорами на получение или поставку собственных долевых инструментов Компании в будущем.

3. Основные положения учетной политики (продолжение)

3.12 Финансовые инструменты (продолжение)

Компания признает финансовые активы или финансовые обязательства в бухгалтерском балансе в тот и только тот момент, когда Компания становится стороной по договору, создающему соответствующий финансовый инструмент.

Первоначальное признание финансового актива или финансового обязательства осуществляется по их справедливой стоимости, а также, для финансовых активов или финансовых обязательств, не отражаемых по «справедливой стоимости через прибыль или убыток», затрат, непосредственно связанных с приобретением или выпуском финансового актива или финансового обязательства.

Компания классифицирует финансовые активы и финансовые обязательства как долгосрочные или краткосрочные, в зависимости от срока их обращения, с учетом иных факторов, ограничивающих возможности Компании по реализации финансовых активов в течение 12 месяцев или предусматривающих потенциальную возможность погашения финансовых обязательств в течение 12 месяцев после отчетной даты.

Признание финансового актива прекращается, когда истекает срок действия договорных прав на получение потоков денежных средств от этого финансового актива или когда Компания передает договорные права на получение потоков денежных средств от этого финансового актива.

Признание финансового обязательства прекращается, когда указанное в договоре обязательство исполнено, или аннулировано, или срок его действия истек.

3.13 Денежные средства и их эквиваленты

Денежные средства и их эквиваленты представляют собой наличные деньги в кассе, суммы на банковских счетах Компании, а также банковские депозиты и краткосрочные финансовые вложения с первоначальным сроком погашения три месяца и менее.

3.14 Дебиторская задолженность и резерв по сомнительным долгам

Дебиторская задолженность отражается в отчетности в сумме выставленного счета за вычетом резерва по сомнительным долгам. Компания создает резерв по сомнительным долгам, когда возврат Компании полной суммы задолженности признается сомнительным.

Резерв по сомнительным долгам создается на основании фактических данных о собираемости дебиторской задолженности и анализа платежеспособности наиболее существенных дебиторов.

Компания также создает резервы по безнадежным и сомнительным долгам по прочей дебиторской задолженности (кроме авансов выданных) на основании анализа данных о вероятности возмещения данных сумм дебиторами.

Расходы по резерву по сомнительным долгам отражаются в отчете о прибылях и убытках.

Балансовая стоимость краткосрочной дебиторской задолженности приблизительно сравнима с ее справедливой стоимостью.

Справедливая стоимость долгосрочной дебиторской задолженности определяется при помощи метода эффективной ставки процента.

3. Основные положения учетной политики (продолжение)

3.15 Внеоборотные активы, предназначенные для продажи, и прекращаемая деятельность

Прекращаемая деятельность представляет собой компонент (структурную единицу) Компании, которая была отчуждена или классифицирована как предназначенная для продажи, а также представляет собой отдельное, значительное, в рамках операционного или географического сегмента, направление бизнеса Компании, или является предметом проекта по отчуждению отдельного, значительного, в рамках операционного или географического сегмента, направления бизнеса Компании, или является дочерней компанией, приобретенной исключительно в целях перепродажи.

Компания классифицирует внеоборотный актив (или отчуждаемую группу активов) как предназначенный для продажи, если его балансовая стоимость будет возмещаться в результате продажи, а не продолжения эксплуатации.

Компания определяет стоимость внеоборотного актива (или отчуждаемой группы активов), классифицированного как предназначенного для продажи, по стоимости, наименьшей из балансовой стоимости и справедливой стоимости за вычетом затрат на реализацию.

Непосредственно перед осуществлением первоначальной классификации внеоборотного актива (или отчуждаемой группы активов) в качестве предназначенного для продажи, Компания определяет балансовую стоимость актива (или активов и обязательств, составляющих группу) в соответствии с применимыми в их отношении Стандартами и Интерпретациями МСФО.

Компания раскрывает информацию о внеоборотных активах (или отчуждаемых группах активов), классифицированных в качестве предназначенных для продажи, которая позволит пользователям финансовой отчетности оценить финансовые последствия от прекращения деятельности и выбытия внеоборотных активов (или отчуждаемых групп активов).

3.16 Реструктуризация дебиторской задолженности

В случае реструктуризации дебиторской задолженности посредством изменения суммы средств или их стоимостного эквивалента в виде иных активов, подлежащих передаче Компании, изменения графика платежей, изменения прочих существенных условий погашения дебиторской задолженности, Компания прекращает признание ранее образованной дебиторской задолженности с отражением вновь образованной дебиторской задолженности в оценке справедливой стоимости будущих платежей, согласованных Компанией и реструктурирующей стороной, и отражением финансового результата от реструктуризации дебиторской задолженности в отчете о прибылях и убытках в момент согласования сторонами плана реструктуризации дебиторской задолженности.

3.17 Займы выданные

Займы, выданные Компанией, отражаются по амортизированной стоимости с использованием метода эффективной процентной ставки за вычетом суммы обесценения. Займы, выданные Компанией, отражаются в составе внеоборотных активов, за исключением случаев, когда погашение ожидается в течение 12 месяцев после отчетной даты.

3. Основные положения учетной политики (продолжение)

3.18 Кредиты и займы полученные

Кредиты и займы первоначально признаются по стоимости, равной справедливой стоимости полученных средств за вычетом понесенных затрат по сделке. После первоначального признания займы отражаются по амортизированной стоимости с использованием метода эффективной процентной ставки; разница между справедливой стоимостью полученных средств (за вычетом затрат по сделке) и суммой к погашению отражается как процентные расходы на протяжении срока займа.

3.19 Вознаграждения сотрудникам

3.19.1 Единый социальный налог

В соответствии с законодательством Российской Федерации Компания начисляет единый социальный налог («ЕСН»), рассчитываемый по регрессивной ставке (от 26% до 17%), которая применяется к общей годовой сумме вознаграждения каждого работника. Компания относит суммы ЕСН на три социальных фонда (государственный пенсионный фонд, фонды социального и медицинского страхования), при этом процент отчислений в пенсионный фонд варьируется от 20% до 14% в зависимости от общей годовой суммы выплат и вознаграждений каждого работника.

Расходы по начисленному Компанией ЕСН относятся на расходы в том периоде, к которому они относятся.

3.19.2 Текущие вознаграждения сотрудникам

Заработная плата сотрудников за осуществленную трудовую деятельность признается в качестве расхода данного отчетного периода.

3.19.3 Прочие пенсионные планы и планы вознаграждений по окончании трудовой деятельности

Согласно коллективному договору и положению о дополнительном пенсионном обеспечении, Компания также осуществляет дополнительное пенсионное обеспечение действующих и вышедших на пенсию работников, используя планы вознаграждений по окончании трудовой деятельности. Большинство сотрудников Компании имеет право на участие в указанных пенсионных планах в зависимости от ряда факторов, включающих стаж работы, возраст и уровень заработной платы.

Оценка обязательств и активов по планам с установленными выплатами производится отдельно по каждому плану на каждую отчетную дату. Оценка обязательств производится сертифицированным независимым актуарием, нанимаемым Компанией. Оценки справедливой стоимости активов плана производятся сертифицированным актуарием или независимым оценщиком.

Актуарные прибыли и убытки признаются в качестве дохода или расхода, когда чистые накопленные непризнанные актуарные прибыли и убытки для каждого отдельного плана на конец предыдущего отчетного года превышают 10% от наибольшего значения из обязательства по плану с установленными выплатами и справедливой стоимости активов плана на эту дату. Такие прибыли и убытки признаются в качестве дохода или расхода в течение ожидаемого среднего оставшегося срока работы сотрудников, участвующих в планах.

3. Основные положения учетной политики (продолжение)

3.19 Вознаграждения сотрудникам (продолжение)

3.19.3 Прочие пенсионные планы и планы вознаграждений по окончании трудовой деятельности (продолжение)

В результате введения в действие нового плана с установленными выплатами или изменения существующего плана, стоимость прошлых услуг признается в качестве расхода равными долями на протяжении среднего периода времени, по истечении которого происходят изменения в выплатах пенсий. В той степени, в какой выплата пенсий гарантируется сразу после введения в действие плана с установленными выплатами или изменений указанного плана, Компания немедленно признает стоимость прошлых услуг в качестве расхода.

Компания признает прибыли и убытки, возникающие в результате секвестра или окончательного расчета по пенсионному плану с установленными выплатами, в момент осуществления секвестра или расчета.

3.20 Налог на прибыль

Расход (доход) по налогу на прибыль представляет собой сумму величины фактического налога за отчетный период и величины расходов (доходов) по отложенному налогу.

Фактический налог представляет собой сумму налога на прибыль к уплате (к возмещению) в отношении налогооблагаемой прибыли (налогового убытка) за период, определенной в соответствии с правилами, установленными налоговыми органами, в отношении которой уплачивается (возмещается) налог на прибыль.

Обязательства (активы) по фактическому налогу на прибыль за текущий и прошлые отчетные периоды определяются как величина, подлежащая уплате (возмещению от) налоговым органам с использованием ставок налога на прибыль и налогового законодательства, принятых по состоянию на отчетную дату.

Отложенные налоговые активы и обязательства рассчитываются в отношении временных разниц с использованием метода обязательств. Отложенные налоги на прибыль отражаются по всем временным ризницам между налоговой базой активов и обязательств и их балансовой стоимостью в финансовой отчетности, за исключением ситуаций, когда отложенные налоги возникают при первоначальном признании деловой репутации либо актива или обязательства в результате операции, которая не является сделкой по объединению компаний и которая, в момент ее совершения, не оказывает влияния на учетную или налоговую прибыль или убыток.

Оценка отложенных налоговых обязательств и отложенных налоговых требований (активов) отражает налоговые последствия, которые возникли бы в зависимости от способов, которыми компания предполагает на отчетную дату реализовать или погасить балансовую стоимость своих активов или обязательств.

Отложенный налоговый актив признается только в той степени, в какой существует значительная вероятность получения налогооблагаемой прибыли, которая может быть уменьшена на сумму вычитаемых временных разниц. Отложенные налоговые активы и обязательства рассчитываются по налоговым ставкам, применение которых ожидается в период реализации актива или погашения обязательства, на основе положений законодательства, введенных в действие, или объявленных (и практически принятых) на отчетную дату.

3. Основные положения учетной политики (продолжение)

3.20 Налог на прибыль (продолжение)

Отложенные налоги на прибыль признаются в отношении всех временных разниц, связанных с инвестициями в дочерние и ассоциированные компании, а также совместную деятельность, за исключением тех случаев, когда Компания контролирует сроки уменьшения временных разниц, и при этом существует значительная вероятность того, что временные разницы не будут уменьшены в обозримом будущем.

Компания проверяет балансовую сумму отложенного налогового актива по состоянию на каждую отчетную дату и уменьшает ее в той степени, в какой больше не существует вероятности того, что будет получена достаточная налогооблагаемая прибыль, позволяющая реализовать выгоду от части или всей суммы этого отложенного налогового актива. Любое такое уменьшение восстанавливается в той степени, в какой появляется вероятность наличия достаточной налогооблагаемой прибыли,

Активы и обязательства по отложенному налогу не дисконтируются.

3.21 Акционерный капитал

3.21.1 Уставный капитал

Обыкновенные акции и некумулятивные, не подлежащие погашению привилегированные акции отражаются в составе капитала.

3.21.2 Дивиденды объявленные

Дивиденды признаются как обязательства и вычитаются из суммы капитала на отчетную дату только в том случае, если они были объявлены собранием акционеров до отчетной даты включительно. Информация о дивидендах раскрывается в отчетности, если они были рекомендованы до отчетной даты, а также рекомендованы или объявлены после отчетной даты, но до даты утверждения финансовой отчетности к выпуску.

3.22 Доля меньшинства

Доля меньшинства – это доля в дочерних компаниях, не принадлежащая Компании. Доля меньшинства на отчетную дату представляет собой долю миноритарных акционеров в справедливой стоимости идентифицируемых активов и обязательств дочерней компании на дату объединения или образования дочерней компании, а также долю в изменении чистых активов дочерней компании после объединения или образования. Компания представляет информацию о доле меньшинства в чистых активах дочерних компаний в разделе «Капитал» отдельно от статей собственного капитала, приходящегося на акционеров материнской Компании.

3.23 Признание доходов

Доходы признаются в той сумме, в которой вероятен приток экономических выгод Компании, когда сумма таких доходов может быть надежно оценена.

Доходы признаются в величине денежных средств или их эквивалентов полученных или предстоящих к получению. Однако в случае отсрочки поступления денежных средств или их эквивалентов, справедливая стоимость вознаграждения может быть меньше полученной или ожидаемой к получению номинальной суммы денежных средств. Когда договор фактически представляет собой финансовую операцию, справедливая стоимость вознаграждения определяется дисконтированием всех будущих поступлений с помощью эффективной процентной ставки.

3. Основные положения учетной политики (продолжение)

3.23 Признание доходов (продолжение)

3.23.1 Выручка от реализации

Компания выделят 14 категорий доходов по видам оказываемых услуг:

1. Предоставление междугородных телефонных соединений;
2. Предоставление международных телефонных соединений;
3. Предоставление местных телефонных соединений;
4. Плата за установку и подключение;
5. Документарная электросвязь;
6. Услуги сотовой связи;
7. Радио- и телевещание;
8. Услуги передачи данных и телематических служб;
9. Новые услуги;
10. Предоставление в пользование телефонных каналов;
11. Услуги российским операторам связи;
12. Услуги иностранным операторам связи;
13. Прочие услуги связи;
14. Прочие услуги.

Предоставление междугородных и международных телефонных соединений

Доходы от междугородной и международной связи рассчитываются на основании времени совершения звонка, длительности звонка, направления звонка, типа использованной услуги, типа абонента, а также установленных тарифов. Абоненты Компании пользуются услугой при помощи телефонных аппаратов, доступ к услуге также осуществляется через таксофоны. Компания начисляет плату за междугородную и международную связь поминутно. Доход признается в том периоде, в котором оказана услуга.

Предоставление местных телефонных соединений

Доходы при повременной тарификации определяются как совокупность постоянной составляющей – абонентской платы – и переменной составляющей, определяемой на основании продолжительности телефонных соединений. Абоненты Компании пользуются услугой при помощи телефонных аппаратов, доступ к услуге также осуществляется через таксофоны. Компания признает доходы от услуг местной телефонной связи в том же периоде, в котором оказывается услуга.

Плата за установку и подключение

Плата за установку и подключение для договоров с неопределенным сроком действия представляет собой денежные средства и безвозмездно полученное оборудование, включающее в себя кабель и кабельные канализации, часто называемые «последней милей». Полученные денежные средства признаются в отчете о прибылях и убытках, когда закончены работы по установке и наладке. Плата за установку и подключение, полученная в виде объектов основных средств, признается в отчете о прибылях и убытках по мере начислении износа на основные средства в той же сумме, что и износ.

3. Основные положения учетной политики (продолжение)

3.23 Признание доходов (продолжение)

3.23.1 Выручка от реализации (продолжение)

Документарная электросвязь

Доходы от услуг телеграфа представляют собой доходы, полученные от отправки телеграмм и прочих услуг передачи данных через телеграфные линии. Компания признает доходы от услуг телеграфа в период оказания услуг.

Услуги сотовой связи

Данные доходы в основном включают в себя доходы от эфирного времени (местная, междугородняя и международная связь), абонентской платы, доходы от дополнительных услуг сотовой связи, доходы от роуминга собственных клиентов, а также от прочих сотовых операторов по услугам гостевого роуминга. Компания признает доходы от услуг сотовой связи в периоде, в котором услуга предоставляется абоненту.

Радио- и телевещание

Компания имеет проводную сеть радиовещания. Доходы представляют собой ежемесячную абонентскую плату и плату за установку радиоточек. Компания признает доходы от радиовещания в периоде оказания услуг.

Услуги передачи данных и телематических служб

Компания признает доходы от передачи данных и телематических служб в периоде, когда были оказаны услуги.

Новые услуги

В основном включают в себя доходы от услуг Интернет, ISDN, ADSL, IP-телефонии, услуг интеллектуальных сетей. Компания признает доходы по новым услугам в периоде, когда были оказаны услуги.

Предоставление в пользование телефонных каналов

В основном включают доходы от аренды междугородних, международных, цифровых и аналоговых, телеграфных каналов. Компания признает доходы, связанные с арендой каналов, в том периоде, когда были оказаны услуги.

Услуги российским операторам связи

Доходы от российских операторов связи включают в себя две группы доходов.

Первая группа представляет собой доходы, получаемые за приземление междугородного и международного трафика от операторов-партнеров в сети Компании.

3. Основные положения учетной политики (продолжение)

3.23 Признание доходов (продолжение)

3.23.1 Выручка от реализации (продолжение)

Вторая группа доходов от российских операторов связи представляет собой доходы от присоединенных операторов связи, которые передают междугородный и международный трафик своих абонентов через сеть Компании.

Доходы от таких операторов включают доходы от пропуска местного, междугородного и международного трафика. Также Компания получает доходы от таких услуг, оказываемых присоединенным операторам связи, как подключение к сети (разовые платежи), предоставление в пользование проводов и соединительных линий, каналов, оборудования связи, а также передача данных и услуги Интернет.

Компания признает доходы от российских операторов в период, когда были оказаны услуги связи.

Услуги иностранным операторам связи

Доходы от иностранных операторов связи представляют собой доходы от присоединенных операторов связи, которые направляют международный трафик своих абонентов через сеть Компании.

Компания признает доходы от иностранных операторов в период, когда были оказаны услуги связи.

Прочие услуги связи

Прочие доходы от оказания услуг связи включают в себя, главным образом, доходы, полученные станциями телефонных сетей общего пользования (ТСОП) от предоставления в пользование прямых проводов и соединительных линий, а так же от предоставления в пользование абонентских радиоточек. Компания признает прочие доходы от оказания услуг связи в периоде, когда услуги оказаны.

Прочие услуги

Доходы, не связанные с оказанием услуг связи, главным образом представляют собой доходы от производства телекоммуникационного оборудования и его технической поддержки, оказания транспортных услуг, услуг сферы отдыха и продажи товаров, продукции, работ и услуг, осуществляемых вспомогательными подразделениями.

3.24 Бартерные операции

Когда товары или услуги обмениваются на товары или услуги, аналогичные по характеру и величине, обмен не рассматривается как операция, создающая доход. Когда товары продаются или услуги предоставляются в обмен на отличающиеся товары или услуги, обмен рассматривается как операция, создающая доход. Доход измеряется по справедливой стоимости полученных товаров или услуг, скорректированной на сумму переданных денежных средств или их эквивалентов. Когда справедливая стоимость полученных товаров или услуг не может быть надежно измерена, доход измеряется по справедливой стоимости переданных товаров или услуг, скорректированной на сумму полученных денежных средств или их эквивалентов.

3. Основные положения учетной политики (продолжение)

3.25 Прибыль на акцию

Компания рассчитывает показатель базовой прибыли на акцию на основе показателя прибыли или убытка, приходящихся на акционеров материнской Компании, а также, в случае представления информации о продолжающейся деятельности, на основе прибыли или убытка от продолжающейся деятельности, приходящейся на акционеров материнской Компании. Показатель базовой прибыли на акцию рассчитывается как отношение прибыли или убытка, приходящихся на акционеров материнской Компании (числитель), к средневзвешенному значению количества акций Компании, находившихся в обращении в течение отчетного периода (знаменатель).

Для целей расчета показателя прибыли на акцию Компания классифицирует привилегированные акции как участвующие долевые инструменты (см. Примечание 28).

3.26 Резервы

Резервы признаются, если Компания вследствие определенного события в прошлом имеет юридические или добровольно принятые на себя обязательства, для урегулирования которых с большой степенью вероятности потребуется отток ресурсов, и которые можно оценить с достаточной степенью надежности. В тех случаях, когда Компания ожидает возмещения резервов, например, по договору страхования, сумма возмещения отражается как отдельный актив, но только при условии, что получение такого возмещения практически не вызывает сомнений.

Если влияние временной стоимости денег является значительным, то резервы рассчитываются путем дисконтирования ожидаемых будущих денежных потоков по ставке до налогообложения, отражающей текущую рыночную оценку временной стоимости денег и, если применимо, специфические риски, связанные с обязательством. При применении дисконтирования увеличение резерва, происходящее в связи с течением времени, признается как расход по процентам.

3.27 Договорные обязательства будущих периодов

Договорные обязательства будущих периодов представляют собой имеющие обязательную силу договоры обмена указанным количеством ресурсов по указанной цене в определенный день или определенные дни в будущем.

Компания раскрывает существенные договорные обязательства будущих периодов в пояснениях к финансовой отчетности.

Активы и обязательства, по договорным обязательствам будущих периодов на покупку или продажу товаров или услуг не признаются до тех пор, пока хотя бы одна из сторон не совершит такие действия согласно договору, когда у нее появляется либо право на получение актива, либо обязательство по его передаче.

3. Основные положения учетной политики (продолжение)

3.28 Условные активы и условные обязательства

Условные обязательства представляют собой возможные обязательства Компании, обусловленные прошлыми событиями, существование которых будет подтверждено только в результате наступления или не наступления одного или большего числа событий в будущем, которые не находятся под полным контролем Компании, либо текущие обязательства, обусловленные прошлыми событиями, не признаваемые в финансовой отчетности в связи с тем, что Компания не рассматривает отток ресурсов, заключающих в себе экономические выгоды, и необходимых для урегулирования обязательств, как вероятный, или величина обязательств не может быть достаточно надежно определена. Компания не признает условные обязательства в финансовой отчетности. Компания раскрывает информацию об условных обязательствах в примечаниях к финансовой отчетности за исключением случаев, когда вероятность оттока ресурсов, необходимого для урегулирования обязательства, маловероятна.

Условные активы представляют собой возможные активы Компании, обусловленные прошлыми событиями, существование которых будет подтверждено только в результате наступления или не наступления одного или большего числа событий в будущем, и которые не находятся под полным контролем Компании. Компания не признает условных активов в финансовой отчетности. Компания раскрывает информацию об условных активах в примечаниях к финансовой отчетности, в случае, если поступление экономических выгод вероятно.

3.29 Информация по сегментам

Компания оказывает услуги в сегментах проводной и подвижной связи. По мнению Руководства, Компания осуществляет свою деятельность в рамках одного географического сегмента на территории Сибири.

3.30 Операции со связанными сторонами

Компания определяет следующие признаки идентификации связанных сторон: сторона является связанной, если:

1. такая сторона прямо или косвенно, через одного или нескольких посредников, контролирует Компанию, контролируется Компанией, (включая материнские, дочерние и родственные дочерние компании) или вместе с компаниями Группы находится под общим контролем;
2. такая сторона является ассоциированной компанией (в соответствии с МСБУ 28 «Инвестиции в ассоциированные организации);
3. такая сторона является совместным предприятием, в котором Компания является участником (МСБУ 31 – «Участие в совместной деятельности»);
4. такая сторона входит в состав ключевого управленческого персонала Компании или ее материнской Компании;
5. такая сторона является близким родственником физического лица, упомянутого в пп. 1 и 4;
6. такая сторона контролируется, совместно контролируется, или на которую оказывают существенное влияние физические лица, упомянутые в пп. 4 и 5, или значительное право голоса в которой принадлежит, прямо или косвенно, любому такому лицу;
7. такая сторона является пенсионным фондом, с которым Компания или любая из связанных сторон Компании имеет отношения по негосударственному пенсионному обеспечению своих работников.

Компания не раскрывает в консолидированной финансовой отчетности информацию об операциях между Компанией с ее дочерними компаниями и дочерних компаний друг с другом.

3. Основные положения учетной политики (продолжение)

3.31 События после отчетной даты

Компания корректирует показатели финансовой отчетности в случае, если события после отчетной даты таковы, что корректировка показателей является необходимой. События после отчетной даты, требующие корректировки показателей финансовой отчетности, связаны с подтверждением или опровержением обстоятельств, существовавших на отчетную дату, а также оценок и суждений руководства, произведенных в условиях неопределенности и неполноты информации по состоянию на отчетную дату.

Если некорректирующие события, произошедшие после отчетной даты, носят существенный характер, то нераскрытие информации о них может повлиять на экономические решения пользователей, принимаемые на основе данной финансовой отчетности. Соответственно, Компания раскрывает характер таких событий и оценку их финансовых последствий или констатирует невозможность такой оценки для каждой существенной категории некорректирующих событий, произошедших после отчетной даты.

ОАО «Сибирьтелеком»
Примечания к консолидированной финансовой отчетности (продолжение)

(в тысячах рублей)

4. Информация по сегментам деятельности

	2005 г.				
	Услуги проводной связи	**Услуги подвижной связи**	**Прочие услуги**	**Исключение операций внутри Компании**	**Итого по Компании**
ДОХОДЫ					
Реализация на сторону	20 422 206	6 495 775	514 158	–	**27 432 139**
Реализация между сегментами	370 030	29 277	21 154	(420 461)	–
Итого доходов	**20 792 236**	**6 525 052**	**535 312**	**(420 461)**	**27 432 139**
Финансовый результат по сегментам деятельности	(93 147)	3 160 265	312 029	–	3 379 147
Прибыль от основной деятельности					**3 379 147**
Прибыль от участия в ассоциированных компаниях					15 439
Расходы по процентам, нетто					(1 004 763)
Прибыль от реализации финансовых вложений					86 052
Прочие доходы и расходы, нетто					(8 691)
Убыток от курсовых разниц при переоценке валют, нетто					(45 121)
Налог на прибыль					(806 819)
Прибыль за отчетный период					**1 615 244**
АКТИВЫ И ОБЯЗАТЕЛЬСТВА					
Активы по сегментам деятельности	32 625 064	7 335 364	30 571	–	39 990 999
Инвестиции в ассоциированные компании					50 584
Консолидированные активы, всего					**40 041 583**
Обязательства по сегментам деятельности	(20 025 880)	(2 790 593)	(10 343)	–	(22 826 816)
Консолидированные обязательства, всего					**(22 826 816)**
ПРОЧАЯ СЕГМЕНТНАЯ ИНФОРМАЦИЯ					
Капитальные затраты	6 239 065	3 034 489	1 305	–	9 274 859
Амортизация и износ	2 733 684	566 153	–	–	3 299 837
Прочие неденежные расходы (расходы по резерву по сомнительным долгам)	(116 862)	50 628	–	–	(66 234)
Обесценение товарно-материальных ценностей	–	79 768	–	–	79 768

(в тысячах рублей)

4. Информация по сегментам деятельности (продолжение)

	2004 г.				
	Услуги проводной связи	Услуги подвижной связи	Прочие услуги	Исключение операций внутри Компании	Итого по Компании
ДОХОДЫ					
Реализация на сторону	17 835 063	4 043 872	723 473	–	22 602 408
Реализация между сегментами	284 698	11 712	41 917	(338 327)	–
Итого доходов	**18 119 761**	**4 055 584**	**765 390**	**(338 327)**	**22 602 408**
Финансовый результат по сегментам деятельности	767 118	2 132 083	555 100	–	3 454 301
Прибыль от основной деятельности					**3 454 301**
Прибыль от участия в ассоциированных компаниях					6 766
Расходы по процентам, нетто					(785 204)
Прибыль от реализации финансовых вложений					106 464
Прибыль от курсовых разниц при переоценке валют, нетто					52 987
Налог на прибыль					(940 229)
Прибыль за отчетный период					**1 895 085**
АКТИВЫ И ОБЯЗАТЕЛЬСТВА					
Активы по сегментам деятельности	28 520 455	4 798 853	19 495	–	33 338 803
Инвестиции в ассоциированные компании					35 735
Консолидированные активы, всего					**33 374 538**
Обязательства по сегментам деятельности	(15 808 341)	(1 879 738)	(7 828)	–	(17 695 907)
Консолидированные обязательства, всего					**(17 695 907)**
ПРОЧАЯ СЕГМЕНТНАЯ ИНФОРМАЦИЯ					
Капитальные затраты	6 658 654	2 022 551	3 036	–	8 684 241
Амортизация и износ	2 098 956	363 565	–	–	2 462 521
Прочие неденежные расходы (расходы по резерву по сомнительным долгам)	290 855	6 237	–	–	297 092

4. Информация по сегментам деятельности (продолжение)

Компания оказывает услуги проводной и подвижной связи. По мнению руководства, Компания осуществляет свою деятельность в рамках одного географического сегмента.
Нераспределенные расходы, активы и обязательства представляют собой расходы, активы и обязательства, относящиеся к Компании в целом.

Активы сегментов включают, главным образом, основные средства, нематериальные активы, запасы, дебиторскую задолженность и денежные средства и не включают активы, относящиеся к Компании в целом. Обязательства сегментов включают операционные обязательства, обязательства по кредитам и займам, обязательства, связанные с получением имущества в лизинг, и не включают обязательства, относящиеся к Компании в целом.

Капитальные затраты включают поступления основных средств. Убыток от снижения стоимости и резервы относятся на сегмент, только если они относятся к активам сегмента.

Сегменты Компании состоят из отдельных юридических лиц, представляющих отдельные налоговые декларации. Соответственно, расходы по налогу на прибыль были полностью распределены между сегментами.

5. Основные средства, нетто

	Земля, здания и сооружения	Коммутаторы и передающие устройства	Незавершенное строительство и оборудование к установке	Транспортные средства и прочие основные средства	Итого
Первоначальная стоимость					
На 31 декабря 2003 г.	**8 694 380**	**10 026 094**	**1 542 705**	**1 913 726**	**22 176 905**
Поступление	–	–	7 692 354	–	7 692 354
Поступление, связанное с приобретением дочерних компаний	–	18 520	–	–	18 520
Выбытие	(52 655)	(90 411)	(24 429)	(20 412)	(187 907)
Выбытие, связанное с продажей дочерних компаний	(5 731)	(17 911)	(356)	(5 030)	(29 028)
Введено в эксплуатацию	2 183 633	4 464 493	(7 651 036)	1 002 910	–
На 31 декабря 2004 г.	**10 819 627**	**14 400 785**	**1 559 238**	**2 891 194**	**29 670 844**
Поступление	–	–	8 556 078	–	8 556 078
Поступление, связанное с приобретением дочерних компаний	100 876	50 221	29 747	2 181	183 025
Выбытие	(207 455)	(426 957)	(48 637)	(74 721)	(757 770)
Введено в эксплуатацию	2 268 692	4 000 417	(7 562 540)	1 293 431	–
На 31 декабря 2005 г.	**12 981 740**	**18 024 466**	**2 533 886**	**4 112 085**	**37 652 177**
Накопленный износ					
На 31 декабря 2003 г.	**(515 807)**	**(991 047)**	**–**	**(218 925)**	**(1 725 779)**
Начислено за год	(540 864)	(1 312 543)	–	(485 324)	(2 338 731)
Начисленный износ по основным средствам приобретенных дочерних компаний	–	(2 971)	–	–	(2 971)
Износ по выбывшим объектам	13 386	33 981	–	14 344	61 711
Начисленный износ по основным средствам проданных дочерних компаний	154	1 687	–	1 684	3 525
На 31 декабря 2004 г.	**(1 043 131)**	**(2 270 893)**	**–**	**(688 221)**	**(4 002 245)**
Начислено за год	(588 618)	(1 689 302)	–	(794 004)	(3 071 924)
Начисленный износ по основным средствам приобретенных дочерних компаний	(3 635)	(7 115)	–	(1 098)	(11 848)
Износ по выбывшим объектам	159 203	255 753	–	63 819	478 775
На 31 декабря 2005 г.	**(1 476 181)**	**(3 711 557)**	**–**	**(1 419 504)**	**(6 607 242)**
Остаточная стоимость на 31 декабря 2003 г.	**8 178 573**	**9 035 047**	**1 542 705**	**1 694 801**	**20 451 126**
Остаточная стоимость на 31 декабря 2004 г.	**9 776 496**	**12 129 892**	**1 559 238**	**2 202 973**	**25 668 599**
Остаточная стоимость на 31 декабря 2005 г.	**11 505 559**	**14 312 909**	**2 533 886**	**2 692 581**	**31 044 935**

5. Основные средства, нетто (продолжение)

По состоянию на 31 декабря 2005 и 2004 гг. остаточная стоимость основных средств, полученных по договорам финансового лизинга составила:

	2005 г.	**2004 г.**
Здания и сооружения	45 438	53 969
Коммутаторы и передающие устройства	1 520 473	1 722 100
Незавершенное строительство и оборудование к установке	10 454	7 110
Транспортные средства и прочие основные средства	137 411	185 392
Итого получено по финансовому лизингу, остаточная стоимость	**1 713 776**	**1 968 571**

Компания использует основные средства, полученные по договорам финансовой аренды, в качестве обеспечения соответствующих финансовых обязательств (Примечание 19).

По состоянию на 31 декабря 2005 г. остаточная стоимость основных средств, приобретенных на условиях товарного кредита, составила 0 (2004 г. – 96 520).

В 2005 году Компания увеличила стоимость незавершенного строительства на сумму капитализированных процентов в размере 293 406 (2004 г. – 237 649). Ставка капитализации в 2005 году составляла 11% (2004 г. – 13 %).

По состоянию на 31 декабря 2005 г. основные средства на сумму около 4 602 000 (2004 г. – 7 783 000) являлись обеспечением по кредитным договорам и договорам коммерческого кредита (см.Примечание 18).

По состоянию на 31 декабря 2005 г. остаточная стоимость основных средств, находящихся в совместном владении составляла 115 263 (2004 г. – 120 065).

Руководство предполагает, что балансовая стоимость всех основных средств Компании по состоянию дату применения МСФО 1 приблизительно соответствовала их справедливой стоимости. Вместе с тем, Компания собирается привлечь независимого оценщика с целью подтверждения этой справедливой стоимости и, соответственно, балансовая стоимость основных средств может быть подвержена корректировка в будущих отчетных периодах. Результаты предстоящей оценки основных средств будут использованы для внесения надлежащих корректировок к бухгалтерским регистры Компании в целях составления финансовой отчетности в соответствии с МСФО.

(в тысячах рублей)

6. Нематериальные активы и деловая репутация, нетто

	Деловая репутация	Лицензии	Программное обеспечение	Прочие	Итого
Первоначальная стоимость					
На 31 декабря 2003 г.	5 511	589 234	814 624	40 222	1 449 591
Поступление	9 420	26 231	961 615	4 041	1 001 307
Выбытие	–	(103)	–	(533)	(636)
На 31 декабря 2004 г.	**14 931**	**615 362**	**1 776 239**	**43 730**	**2 450 262**
Поступление	–	5 034	691 139	22 608	718 781
Поступление, связанное с приобретением дочерних компаний	79 752	33 171	8 107	27 025	148 055
Выбытие	–	(10 116)	(51 178)	–	(61 294)
На 31 декабря 2005 г.	**94 683**	**643 451**	**2 424 307**	**93 363**	**3 255 804**
Обесценение					
На 31 декабря 2003 г.	–	–	–	–	–
Начисленный резерв за год	–	–	–	–	–
Резерв по выбывшим нематериальным активам	–	–	–	–	–
На 31 декабря 2004 г.	–	–	–	–	–
Начисленный резерв за год	(79 768)	–	–	–	(79 768)
Резерв по выбывшим нематериальным активам	–	–	–	–	–
На 31 декабря 2005 г.	(79 768)	–	–	–	(79 768)
Накопленная амортизация					
На 31 декабря 2003 г.	–	(59 466)	(57 360)	(6 853)	(123 679)
Начислено за год	–	(57 771)	(55 418)	(7 630)	(120 819)
Амортизация по выбывшим объектам	–	11	–	183	194
На 31 декабря 2004 г.	–	**(117 226)**	**(112 778)**	**(14 300)**	**(244 304)**
Начислено за год	–	(71 740)	(125 641)	(6 373)	(203 754)
Начисленная амортизация по нематериальным активам приобретенных дочерних компаний	–	(3 640)	(881)	(7 790)	(12 311)
Амортизация по выбывшим объектам	–	10 116	–	–	10 116
На 31 декабря 2005 г.	–	**(182 490)**	**(239 300)**	**(28 463)**	**(450 253)**
Остаточная стоимость на 31 декабря 2003 г.	**5 511**	**529 768**	**757 264**	**33 369**	**1 325 912**
Остаточная стоимость на 31 декабря 2004 г.	**14 931**	**498 136**	**1 663 461**	**29 430**	**2 205 958**
Остаточная стоимость на 31 декабря 2005 г.	**14 915**	**460 961**	**2 185 007**	**64 900**	**2 725 783**

6. Нематериальные активы и деловая репутация, нетто (продолжение)

Программный продукт Oracle E-Business Suite (OEBS)

По состоянию на 31 декабря 2005 г. программное обеспечение включает программный продукт OEBS, первоначальная стоимость которого составляет 940 479 (2004 г. – 825 179), включая капитализированные проценты в сумме 175 466 (2004 г. – 95 823). Согласно договору поставки, среди прочих приложений, Компания получила неисключительное право на использование программного обеспечения E-business Suite 2004 Professional для 12 400 пользователей.

Компания приступила к промышленной эксплуатации OEBS в части учета внеоборотных активов, релиз № 1 в рамках первой волны развертывания в Омском филиале и Генеральной дирекции с 30 ноября 2005 г.

Компания планирует полностью завершить внедрение данной системы до 2008 года.

Компания начала амортизировать стоимость указанного объекта с 30 ноября 2005 г. пропорционально количеству использованных лицензий в течение срока полезного использования лицензий, установленного в пределах 10 лет.

Программный продукт Amdocs Billing Suite

По состоянию на 31 декабря 2005 г. программное обеспечение включает также программный продукт Amdocs Billing Suite, остаточная стоимость которого составляет 661 900 (2004 г. – 546 398), включая капитализированный дисконт с векселей 28 613 (2004 г. – 3 136). Ставка капитализации в 2005 году составляла 5,98%. Данный программный продукт был приобретен с целью внедрения единой автоматизированной системы расчетов. Планируемая продолжительность проекта внедрения единой автоматической системы расчетов на платформе Amdocs Billing Suite составляет 4-5 лет.

Покупка программного обеспечения компании Amdocs Billing Suite была одобрена Советом директоров Компании 20 ноября 2004 г.

Поставка программного обеспечения Amdocs Billing Suite осуществлена в декабре 2004 года ООО «ИБМ Восточная Европа/Азия», которому Компания в обеспечение расчетов передало собственные беспроцентные простые векселя в количестве 18 штук на сумму 644 192. Погашение выданных векселей планируется осуществить до 1 июня 2006 г.

Компания начнет амортизировать данный актив после завершения внедрения программного обеспечения. До этого момента руководство планирует ежегодно оценивать стоимость актива на предмет его обесценения.

Лицензии

На 31 декабря 2005 г. лицензии Компании представлены в основном лицензиями на право предоставления услуг сотовой связи с использованием стандарта GSM-900, остаточная стоимость которых составила 397 884 (2004 г. – 456 752). Компания оценивает GSM лицензии на дату перехода к МСФО по справедливой стоимости и использует ее в качестве фактической стоимости. Остаточный срок полезного использования лицензий составляет около 10 лет.

Начисленная в 2005 году амортизация нематериальных активов в сумме 216 065 (2004 г. – 120 819) была признана в составе статьи «Износ и амортизация» консолидированного отчета о прибылях и убытках.

(в тысячах рублей)

6. Нематериальные активы и деловая репутация, нетто (продолжение)

Анализ деловой репутации на предмет обесценения

Деловая репутация, приобретенная в результате объединения компаний, распределена для целей анализа на обесценение по следующим подразделениям, генерирующим денежные потоки:

- ОАО «Алтайсвязь»
- ОАО «Мобилтелеком»
- ЗАО «Чита НЭТ»
- Прочие дочерние компании

Возмещаемая стоимость ОАО «Алтайсвязь», ОАО «Мобилтелеком», ЗАО «Чита НЭТ» и прочих дочерних компаний, генерирующих денежные потоки, определялась путем расчета стоимости от использования с применением прогнозов денежных потоков, полученных на основании финансовых планов на пятилетний период, утвержденных высшим руководством. На период свыше пяти лет прогнозирование денежных потоков осуществлялось методом экстраполяции исходя из темпов роста в размере 20%, соответствующих долгосрочным средним темпам роста по упомянутым выше подразделениям, генерирующим денежные потоки. Для дисконтирования прогнозируемых денежных потоков применялась ставка в размере 20,72%.

Ниже приводятся ключевые допущения, использованные руководством при прогнозировании денежных потоков на предмет обесценения:

- Плановая валовая прибыль – величина плановой валовой прибыли определялась исходя из средней валовой прибыли за год, непосредственно предшествующий году, для которого составлялся бюджет, с поправкой в сторону увеличения на ожидаемое повышение эффективности
- Ставка облигаций – для ее определения использовался показатель доходности пятилетних рублевых облигаций правительства Российской Федерации на начало года, для которого составлялся бюджет.

Балансовая стоимость деловой репутации была распределена между генерирующими денежные потоки подразделениями следующим образом:

Дочерняя компания	Балансовая стоимость деловой репутации 2005 г.	Балансовая стоимость деловой репутации 2004 г.
ЗАО «Енисейтелеком»	5 511	5 511
ЗАО «Читы НЭТ»	9 404	9 404
ОАО «Алтайсвязь»	79 752	–
ОАО «Мобилтелеком»	16	16
Итого	**94 683**	**14 931**

По результатам тестирования ОАО «Алтайсвязь» и ОАО «Мобилтелеком» выявленное обесценение по состоянию на 31 декабря 2005 г. составило 79 768.

По результатам тестирования ОАО «Енисейтелеком» и ОАО «Чита НЭТ» по состоянию на 31 декабря 2005 г. обесценение выявлено не было.

(в тысячах рублей)

6. Нематериальные активы и деловая репутация, нетто (продолжение)

Анализ нематериальных активов, не введенных в эксплуатацию, на предмет обесценения

Компания провела анализ обесценения нематериальных активов, не готовых к использованию. Этими активами являются Amdocs Billing Suite общей стоимостью на 31 декабря 2005 г. – 661 900 (2004 г. – 546 398). В результате тестирования по состоянию на 31 декабря 2005 г. обесценение вышеуказанных нематериальных активов выявлено не было.

7. Дочерние компании

Консолидированная финансовая отчетность включает в себя имущество, обязательства и результаты деятельности ОАО «Сибирьтелеком» и ее дочерних компаний, основной деятельностью которых является предоставление услуг сотовой связи и других телекоммуникационных услуг. Состав дочерних компаний представлен в следующей таблице:

Название	Вид деятельности	Доля участия, %		Голосующих акций, %	
		2005 г.	2004 г.	2005 г.	2004 г.
ЗАО «Енисейтелеком»	Услуги сотовой связи (GSM-900)	100,00	100,00	100,00	100,00
ЗАО «Байкалвестком»	Услуги сотовой связи (GSM-900)	100,00	100,00	100,00	100,00
ЗАО «Саянтелеком» [2]	Услуги сотовой связи (GSM-900)	–	100,00	–	100,00
ЗАО «Чита НЭТ»	Услуги передачи данных и телематики	100,00	31,10	100,00	31,10
ЗАО «Алтайская телекоммуникационная компания»	Услуги местной телефонной связи	100,00	100,00	100,00	100,00
ЗАО «Стек GSM»	Услуги сотовой связи (GSM-900)	100,00	100,00	100,00	100,00
ООО «Экрантелеком»	Услуги охраны	–	82,55		82,55
ЗАО «Регион Сеть»	Услуги сотовой связи (CDMA)	66,00	66,00	66,00	66,00
ОАО «НГТС Пэйдж»	Услуги пейджинговой связи	–	72,70	–	72,70
ЗАО «Алтайская инвестиционная компания»	Торговая деятельность	62,50	62,50	62,50	62,50
ОАО «Мобилтелеком»	Услуги сотовой связи и интернет	64,99	61,16	64,99	61,16
ОАО «Алтайсвязь» [1]	Услуги сотовой связи	59,70	–	59,70	–
ОАО «Ринет»	Интернет услуги	51,00	51,00	51,00	51,00

[2] Косвенное владение через ЗАО «Енисейтелеком»

7. Дочерние компании (продолжение)

Все вышеперечисленные предприятия являются российскими юридическими лицами, зарегистрированными в соответствии с законодательством Российской Федерации, и имеют тот же финансовый год, что и Компания.

В феврале 2005 года в соответствии с решением Совета Директоров Компания приобрела 59,7% акций компании ОАО «Алтайсвязь» за 153 314. Дочерняя компания была приобретена с целью оказания услуг сотовой связи на территории Алтайского края во исполнение стратегии развития мобильного бизнеса Компании.

Руководство Компании произвело распределение стоимости приобретения 59,7% ОАО «Алтайсвязь» следующим образом:

Цена покупки	153 314
Справедливая стоимость идентифицируемых активов и обязательств:	
Основные средства, нетто	183 025
Нематериальные активы, нетто	66 525
Дебиторская задолженность, нетто	2 142
Денежные средства и их эквиваленты	219
Прочие текущие активы, нетто	14 919
Краткосрочные обязательства	(56 796)
Долгосрочные обязательства	(86 814)
Итого чистые активы	**123 220**
Доля Компании в приобретенных чистых активах	59,7%
Стоимость приобретенной доли в идентифицируемых чистых активах	73 562
Деловая репутация	**79 752**
Обесценение деловой репутации с даты приобретения до 31 декабря 2005 г.	**(79 752)**
Итого деловая репутация по состоянию на 31 декабря 2005 г. (нетто)	**–**

В течение 2005 года произошло выбытие следующих дочерних компаний: ЗАО «НГТС Пейдж» и ЧОП «Экрантелеком». Указанные дочерние компании находятся в процессе ликвидации.

Прибыль/убыток от выбытия дочерних компаний представлены в Примечании 26.

8. Финансовые вложения в ассоциированные компании, нетто

По состоянию на 31 декабря 2005 и 2004 гг. финансовые вложения Компании в ассоциированные компании включали:

Название компании	Вид деятельности	2005 г. Голосующих акций, %	2005 г. Балансовая стоимость	2004 г. Голосующих акций, %	2004 г. Балансовая стоимость
ЗАО «АТС-32»	Местная телефонная связь, Интернет	40,42	14 081	40,42	13 338
ЗАО «АТС-41»	Местная телефонная связь, Интернет	49,00	10 304	49,00	9 456
ЗАО «Новоком»	Местная телефонная связь, Интернет	50,00	10 589	50,00	7 389
ООО «Гипросвязь-Сибирь»	Проектный инжиниринг, разработка проектной документации	24,00	4 058	24,00	2 781
ЗАО «ТелеРосс – Новосибирск»	Телефонная связь, передача данных, Интернет	50,00	1 850	50,00	2 772
ОАО «Локтелеком»	Местная телефонная связь	35,56	9 723	–	–
Прочие			2 855		2 874
Резерв под обесценение финансовых вложений в ассоциированные компании			(2 876)		(2 875)
Итого			**50 584**		**35 735**

Все вышеперечисленные компании являются российскими юридическими лицами, зарегистрированными в соответствии с законодательством Российской Федерации, и имеют тот же финансовый год, что и Компания.

Компания имеет финансовые вложения в следующие ассоциированные компании, чьи чистые активы отрицательны по состоянию на 31 декабря 2005 и 2004 гг.:

Название	Вид деятельности	Процент голосующих акций, %	Чистые активы на 31 декабря 2005 г.	Чистые активы на 31 декабря 2004 г.
ОАО «Иркутская расчетная палата»	Услуги интернета	34,00	(564)	(634)
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Услуги связи	30,00	(103 878)	(93 150)
ООО «Связьинвест-Медиа-Сибирь»	Издательская деятельность	25,01	(111)	(2 224)
ЗАО «Желтые страницы – Томсктелеком»	Издательская деятельность	33,33	(672)	(435)

8. Финансовые вложения в ассоциированные компании, нетто (продолжение)

Балансовая стоимость финансовых вложений в ассоциированные компании, отраженная в данной консолидированной финансовой отчетности соответствует доле Компании в чистых активах ассоциированной компании за исключением инвестиций в ОАО «Иркутская расчетная палата», ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области», ООО «Связьинвест Медиа-Сибирь» и ЗАО «Желтые страницы - Томсктелеком». Балансовая стоимость финансовых вложений в вышеперечисленные ассоциированные компании была снижена до нуля в связи с тем, что их накопленные убытки превышали размеры соответствующих финансовых вложений.

Информация о выбытии долей в ассоциированных компаниях в 2005 году представлена ниже:

Наименование	Вид деятельности	Балансовая стоимость компаний	Продажа доли в уставном капитале на дату совершения операции, %	Доходы от продажи
ЗАО «Сибтон»	Услуги связи	19	21.80	19
Итого		**19**		**19**

Информация о прибыли/убытке от продажи и прочего выбытия доли участия приведена в Примечании 26.

Движение финансовых вложений в ассоциированные компании за годы, закончившиеся 31 декабря 2005 и 2004 гг., представлено ниже:

	2005 г.	2004 г.
Финансовые вложения в ассоциированные компании по состоянию на 1 января, нетто	**35 735**	**35 035**
Приобретение ассоциированных компаний	–	18 091
Доля в финансовых результатах за вычетом налога на прибыль и полученных дивидендов	14 849	6 766
Переклассификация финансовых вложений	–	(23 153)
Продажа ассоциированных компаний	–	(1 004)
Финансовые вложения в ассоциированные компании по состоянию на 31 декабря, нетто	**50 584**	**35 735**

Прибыль от участия в ассоциированных компаниях в отчете о прибылях и убытках представлена за вычетом налога на прибыль в сумме 3 521.

(в тысячах рублей)

8. Финансовые вложения в ассоциированные компании, нетто (продолжение)

Ниже представлена агрегированная информация по наиболее существенным зависимым компаниям:

Наименование ассоциированной компании	Доля участия	Активы	Обязатель-ства	Выручка от реализации	Чистая прибыль / убыток
2005 г.					
ЗАО «АТС-32»	40,42%	37 564	2 728	(37 648)	(3 040)
ЗАО «АТС-41»	49,00%	27 783	6 753	(40 482)	(3 696)
ЗАО «Новоком»	50,00%	22 991	1 814	(48 851)	(6 900)
ООО «Гипросвязь-Сибирь»	24,00%	31 354	14 446	(72 699)	(9 403)
ЗАО «ТелеРосс Новосибирск»	50,00%	8 959	5 260	(4 004)	2 078
ОАО «Иркутская Расчетная Палата»	34,00%	2 685	3 249	(133)	(70)
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	30,00%	62 410	166 288	(26 430)	10 818
ООО «Связьинвест-Медиа-Сибирь»	25,01%	3 548	3 659	(12 980)	(1 381)
ОАО «Локтелеком»	36,56%	44 453	17 913	(23 553)	(2 752)
ЗАО «Желтые страницы - Томсктелеком»	33,33%	952	1 624	(1 858)	193
2004 г.					
ЗАО «АТС-32»	40,42%	36 013	3 014	(32 726)	(385)
ЗАО «АТС-41»	49,00%	25 103	5 806	(35 713)	(3 206)
ЗАО «Новоком»	50,00%	19 881	5 104	(40 764)	(2 834)
ООО «Гипросвязь-Сибирь»	24,00%	19 082	7 493	(30 231)	(10 589)
ЗАО «ТелеРосс Новосибирск»	50,00%	10 699	5 156	(19 357)	615
ОАО «Иркутская Расчетная Палата»	34,00%	2 721	3 355	(279)	273
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	30,00%	99 400	192 550	(20 360)	1 564
ООО «Связьинвест-Медиа-Сибирь»	25,01%	2 810	5 034	(8 562)	300
ОАО «Локтелеком»	35,56%	41 828	16 461	(19 782)	(6 289)
ЗАО «Желтые страницы - Томсктелеком»	33,33%	1 504	1 939	(3 369)	(18)

По состоянию на 31 декабря 2005 г. Компания не рассчитывает долю участия в чистых активах ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области» в связи с ликвидацией компании.

(в тысячах рублей)

9. Долгосрочные и краткосрочные финансовые вложения, нетто

По состоянию на 31 декабря 2005 и 2004 гг. финансовые вложения включали:

	2005 г.	2004 г.
Долгосрочные финансовые вложения, удерживаемые до погашения	491	30 000
Долгосрочные финансовые вложения, имеющиеся в наличии для продажи	76 108	42 360
Итого долгосрочные финансовые вложения	**76 599**	**72 360**
Краткосрочные финансовые вложения, удерживаемые до погашения	57 080	161 901
Краткосрочные финансовые вложения, имеющиеся в наличии для продажи	91 117	–
Итого краткосрочные финансовые вложения	**148 197**	**161 901**
Итого финансовые вложения	**224 796**	**234 261**

По состоянию на 31 декабря 2005 г. краткосрочные финансовые вложения, удерживаемые до погашения включают банковские депозиты со сроком погашения от 3 месяцев до 1 года в сумме 54 000 (2004 г. – 146 419).

По состоянию на 31 декабря 2005 и 2004 гг. финансовые вложения, имеющиеся в наличии для продажи, включали:

	2005 г.		2004 г.	
Название компании	**Доля участия**	**Справедливая стоимость**	**Доля участия**	**Справедливая стоимость**
Долгосрочные финансовые вложения				
ОАО АК Сбербанк РФ	0,01%	47 176	0,01%	17 253
ОАО «Сибакадембанк»	0,84%	13 979	0,84%	13 979
ООО НПК «Связьинтек»	11,00%	12 591	–	–
ЗАО «РусЛизингСвязь»	7,30%	11 613	7,30%	11 613
ОАО АКБ «Связь-банк»	0,01%	10 239	0,01%	10 239
АКБ «АлтайБизнес-банк»	5,70%	3 830	5,70%	3 830
ОАО КБ «Акцепт»	–	–	4,31%	21 110
ЗАО «Сибирская сотовая связь»	–	–	10,00%	17 851
Прочие		11 590		14 274
Резерв под обесценение финансовых вложений		(34 910)		(67 789)
Краткосрочные финансовые вложения				
ЗАО «Сибирская сотовая связь»	10,00%	91 117		–
Итого финансовые вложения, имеющиеся в наличии для продажи		**167 225**		**42 360**

(в тысячах рублей)

9. Долгосрочные и краткосрочные финансовые вложения, нетто (продолжение)

Руководство Компании полагает, что балансовая стоимость вышеуказанных инвестиций соответствует их справедливой стоимости.

Покупка доли акций ОАО «Связьинтек»

По решению внеочередного собрания акционеров, проходившего 14 февраля 2005 г., Компания приобрела 11% акций ОАО «Связьинтек» за 12 591.

ОАО «Связьинтек» была основана в 2005 году с целью внедрения биллинговой системы Амдокс в компаниях группы ОАО «Связьинвест» (материнская компания).

10. Долгосрочная дебиторская задолженность и прочие активы

По состоянию на 31 декабря 2005 и 2004 гг. долгосрочная дебиторская задолженность и прочие активы включали:

	2005 г.	2004 г.
Долгосрочная дебиторская задолженность	32 529	96 910
Долгосрочные займы, выданные персоналу	53 276	81 811
Итого	**85 805**	**178 721**

По состоянию на 31 декабря 2005 и 2004 гг. предоставленные сотрудникам долгосрочные займы отражены по амортизируемой первоначальной стоимости с использованием эффективной процентной ставки 21%.

11. Долгосрочные авансы выданные, нетто

По состоянию на 31 декабря 2005 и 2004 гг. авансы поставщикам оборудования включали:

	2005 г.	2004 г.
Приобретение объектов основных средств	443 278	268 895
Приобретение и внедрение программного продукта Oracle E-Business Suite (Примечание 6)	111 310	52 615
Внедрение программного продукта Amdocs Billing Suite (Примечание 6)	119 797	–
Резерв под обесценение авансов	(3 847)	(1 648)
Итого	**670 538**	**319 862**

(в тысячах рублей)

12. Товарно-материальные запасы

По состоянию на 31 декабря 2005 и 2004 гг. товарно-материальные запасы включали:

	2005 г.	**2004 г.**
Кабель, запасные части и материалы для телекоммуникационного оборудования	172 541	218 701
Строительные материалы, топливо, инструменты	87 580	89 795
Готовая продукция и товары для продажи	37 341	62 348
Прочие запасы	241 205	180 461
Итого	**538 667**	**551 305**

13. Дебиторская задолженность, нетто

По состоянию на 31 декабря 2005 и 2004 гг. дебиторская задолженность составляла:

	2005 г.	**2004 г.**
Расчеты с абонентами за услуги связи	2 464 226	2 612 498
Прочая дебиторская задолженность	208 425	139 898
Резерв под обесценение дебиторской задолженности	(819 525)	(999 265)
Итого	**1 853 126**	**1 753 131**

Компания выделяла следующие основные группы дебиторов по расчетам за услуги связи:

	2005 г.	2004 г.
Население	1 205 324	979 794
Коммерческие организации	586 116	684 702
Бюджетные организации	154 002	210 552
Задолженность бюджета по компенсации льгот	518 784	737 450
Итого	2 464 226	2 612 498

Компания ежемесячно выставляет счета в рублях государственным и коммерческим организациям за услуги связи. Физическим лицам Компания ежемесячно высылает счета за переговоры и в существенной степени полагается на своевременную оплату ими услуг в соответствии с указанными счетами. Все клиентские платежи производятся в соответствии с рублевыми тарифами, действовавшими на момент оказания услуг. В некоторых случаях Компании удавалось взимать пени за просрочку платежей и осуществлять возврат задолженности через арбитражный суд.

По состоянию на 31 декабря 2005 г. задолженность органов социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов составляла 21,05% от общей суммы дебиторской задолженности покупателей (2004 г. – 28,23%).

В 2005 году Компания взыскала в судебном порядке из федерального бюджета в погашение указанной задолженности 185 382.

13. Дебиторская задолженность, нетто (продолжение)

В таблице, приведенной ниже, представлены изменения резерва под обесценение дебиторской задолженности, прочих текущих активов и долгосрочных авансов выданных:

	2005 г.	2004 г.
Остаток на 1 января	**1 017 417**	**946 003**
Начисление (восстановление) резерва	(66 234)	297 092
Списание дебиторской задолженности	(109 551)	(225 678)
Остаток на 31 декабря	**841 632**	**1 017 417**

Восстановление резерва под обесценение дебиторской задолженности в течение 2005 года составило 66 234 (2004 г. – начисление в размере 297 092) и было включено в состав статьи «Расходы/восстановление резерва под обесценение дебиторской задолженности» консолидированного отчета о прибылях и убытках.

14. Прочие текущие активы, нетто

По состоянию на 31 декабря 2005 и 2004 гг. прочие текущие активы составляли:

	2005 г.	2004 г.
НДС к возмещению	1 631 356	1 272 874
Расходы будущих периодов	155 086	165 160
Предоплаты и авансы	310 704	381 210
Предоплаты по прочим налогам	16 424	27 970
Расчеты с персоналом	35 208	42 657
Прочие текущие активы	148 998	105 218
Резерв под обесценение прочих текущих активов	(18 260)	(16 504)
Итого	**2 279 516**	**1 978 585**

15. Денежные средства и их эквиваленты

По состоянию на 31 декабря 2005 и 2004 гг. денежные средства и их эквиваленты включали:

	2005 г.	2004 г.
Денежные средства в кассе и в банках	507 117	344 647
Краткосрочные депозиты сроком до трех месяцев	–	90 254
Прочие эквиваленты	26 014	3 672
Итого	**533 131**	**438 573**

16. Существенные неденежные операции

В 2005 году Компания получила по лизинговым договорам телекоммуникационное оборудование в сумме 3 516 (2004 г. –165 405).

Стоимость оборудования, полученного по договорам товарных кредитов в 2005 году, составила 0 (2004 г. – 96 520).

Неденежные операции были исключены при составлении консолидированного отчета о движении денежных средств.

17. Акционерный капитал

В обращении находится следующее количество акций:

	Количество акций в обращении (в тысячах штук)	Номинальная стоимость	Балансовая стоимость
На 31 декабря 2003 г.			
Привилегированные акции	12 011 402	1 801 710	2 671 760
Обыкновенные акции	3 908 420	586 263	869 371
На 31 декабря 2004 г.	**15 919 822**	**2 387 973**	**3 541 131**
Привилегированные акции	12 011 402	1 801 710	2 671 760
Обыкновенные акции	3 908 420	586 263	869 371
На 31 декабря 2005 г.	**15 919 822**	**2 387 973**	**3 541 131**

Номинальная стоимость всех акций составляет 0,15 рублей за акцию. Разница между совокупной номинальной стоимостью выпущенных акций и их балансовой стоимостью представляет собой инфляционный эффект за периоды до 1 января 2003 г.

Держатели обыкновенных акций имеют право одного голоса на акцию.

Привилегированные акции класса «А» дают держателю право принимать участие в общих собраниях акционеров без права голоса, за исключением принятия решений по вопросам реорганизации и ликвидации Компании, а также внесения изменений и дополнений в устав Компании, ограничивающих права владельцев привилегированных акций. Привилегированные акции не дают держателю права требовать выкуп акций или их конвертацию, но дают право на получение некумулятивных дивидендов в размере 10 % от чистой прибыли по данным отчетности, составленной в соответствии с российскими правилами бухгалтерского учета. Когда Компания не выплачивает дивиденды или когда Компания не получила прибыли по результатам года, владельцы привилегированных акций получают право голоса по всем вопросам, отнесенным к компетенции общего собрания акционеров. Владельцы привилегированных акций имеют право принимать участие в ежегодных общих собраниях акционеров и голосовать по всем вопросам в пределах полномочий таких собраний, начиная с собрания, следующего за годовым общим собранием акционеров, на котором было принято решение о невыплате или только частичной выплате дивидендов по привилегированным акциям. Ежегодная сумма дивидендов по привилегированным акциям класса А не может быть меньше, чем дивиденды по обыкновенным акциям. Таким образом, акционеры-держатели привилегированных акций привилегированных акций участвуют в распределении прибыли наряду с держателями обыкновенных акций. Соответственно, привилегированные акции Компании признаются участвующими инструментами для целей определения прибыли на акцию (См. Примечание 28).

В случае ликвидации, активы Компании, оставшиеся после расчетов с кредиторами, выплаты дивидендов и ликвидационной стоимости по привилегированным акциям, распределяются между владельцами привилегированных и обыкновенных акций пропорционально количеству принадлежащих им акций.

Распределяемая прибыль всех входящих в Группу организаций ограничена в соответствии с их нераспределенной прибылью и регулируется национальным законодательством о бухгалтерском учете. Нераспределенная прибыль Компании, определенная в соответствии с российским законодательством, по состоянию на 31 декабря 2005 и 2004 гг. составила 6 721 202 и 6 169 180 соответственно.

17. Акционерный капитал (продолжение)

Согласно российскому законодательству, в качестве дивидендов между акционерами Компании может быть распределена чистая прибыль согласно бухгалтерской отчетности Компании, составленной в соответствии с российскими правилами бухгалтерского учета и отчетности. За 2005 и 2004 гг. чистая прибыль Компании составила, соответственно, 708 127 и 656 514.

В 2005 году были объявлены дивиденды по результатам 2004 г. держателям обыкновенных и привилегированных акций из расчета 0,012872 руб. за обыкновенную акцию (2004 г. – 0,00858 руб. за обыкновенную акцию) и 0,016106 руб. за привилегированную акцию (2004 г. – 0,03841 руб. за привилегированную акцию) (см. Примечание 29).

В сентябре 2001 года Компания заключила договор с JP Morgan Chase Bank о размещении американских депозитарных расписок (АДР) 1-го уровня. В соответствии с соглашением каждая депозитарная расписка соответствует двум обыкновенным акциям Компании.

В следующей таблице приведено движение зарегистрированных АДР за 2003-2005 гг.:

Дата	АДР (количество)	Эквивалентное количество обыкновенных акций	Обыкновенные акции, %	Уставный капитал, %
31 декабря 2003 г.	**755 669**	**604 535 200**	**5,03%**	**3,80%**
Увеличение в 2004 г.	808 400	646 720 000		
31 декабря 2004 г.	**1 564 069**	**1 251 255 200**	**10,42%**	**7,86%**
Увеличение в 2005 г.	583 147	466 517 600		
31 декабря 2005 г.	**2 147 216**	**1 717 772 800**	**14,30%**	**10,79%**

В настоящее время АДР торгуются на следующих биржевых площадках:

Наименование площадки	CUSIP(WKN)	ADR ticker	ISIN
Внебиржевой рынок США (OTC USA)	825 735 103	SBTLY	
Франкфуртская фондовая биржа (FSE)	260 452	SBTLy.F	US8257351036
Берлинская фондовая биржа (BerSE)	260 452	SBTLy.BE	US8257351036

Структура акционерного капитала Компании по состоянию на 31 декабря 2005 г. представлена ниже:

	Обыкновенные акции		Привилегированные акции		
	Количество (тыс. штук)	%	Количество (тыс. штук)	%	Итого
ОАО «Связьинвест»	6 068 602	51	–	–	6 068 602
Прочие юридические лица	3 478 438	29	3 023 416	77	6 501 854
Владельцы депозитарных расписок	1 717 773	14	–	–	1 717 773
Физические лица	746 589	6	885 004	23	1 631 593
Итого	**12 011 402**	**100**	**3 908 420**	**100**	**15 919 822**

(в тысячах рублей)

18. Задолженность по кредитам и займам

По состоянию на 31 декабря 2005 и 2004 гг. задолженность по кредитам и займам включала:

	Процентная ставка	**2005 г.**	**2004 г.**
Краткосрочная задолженность			
Банковские кредиты:			
Банковские кредиты (рубли)	10-10,5%	146 700	719 087
Банковские кредиты (дол. США)	Libor+2,2%	292 979	35 305
Банковские кредиты (евро)		551	5 054
Итого банковские кредиты		**440 230**	**759 446**
Векселя			
Векселя (рубли)	12%	296 481	458 756
Векселя (USD)		1 117	430 610
Итого по Векселям		**297 598**	**889 366**
Прочие займы (рубли)		**727**	**2 208**
Итого краткосрочная задолженность		**738 555**	**1 651 020**
Долгосрочная задолженность			
Банковские кредиты:			
Банковские кредиты (рубли)	8,5-13%	2 534 499	2 707 649
Банковские кредиты (USD)	4,5-8%	870 752	534 486
Банковские кредиты (евро)	6-8,5%	330 465	320 274
Итого банковские кредиты		**3 735 716**	**3 562 409**
Облигации (рубли)	7,85-14,5%	**8 974 037**	**4 053 952**
Кредиты поставщиков:			
Кредиты поставщиков (рубли)		–	24
Кредиты поставщиков (дол. США)	8,0%	61 820	99 279
Итого кредиты поставщиков		**61 820**	**99 303**
Векселя			
Векселя (рубли)		7 665	7 635
Векселя (USD)	5,98%	233 584	213 582
Итого по Векселям		**241 249**	**221 217**
Прочие займы (рубли)		**5 373**	**34 198**
За вычетом доли долгосрочных кредитов и займов, подлежащих погашению в течение года		(3 727 359)	(2 642 567)
Итого долгосрочная задолженность		**9 290 836**	**5 328 512**

Задолженность по кредитам и займам включает в себя задолженность по процентам в размере 493 736 по состоянию на 31 декабря 2005 г. (2004 г. – 369 270).

По состоянию на 31 декабря 2005 г. банковские кредиты обеспечены основными средствами, на общую сумму около 4 602 000 (2004 г. – 7 783 000).

(в тысячах рублей)

18. Задолженность по кредитам и займам (продолжение)

По состоянию на 31 декабря 2005 г. задолженность по кредитам и займам распределена по следующим срокам погашения:

Дата погашения	Банковские займы	Облигации	Кредиты поставщиков	Векселя	Прочие	Итого
2006 г.	2 000 181	1 867 936	61 820	531 182	4 795	4 465 914
2007 г.	1 157 567	2 167 012	-	-	1 305	3 325 884
2008 г.	329 770	2 963 587	-	24	-	3 293 381
2009 г.	677 574	-	-	-	-	677 574
2010 г. и позже	10 854	1 975 502	-	7 641	-	1 993 997
Итого	**4 175 946**	**8 974 037**	**61 820**	**538 847**	**6 100**	**13 756 750**

Задолженность по кредитам и займам по состоянию на 31 декабря 2005 и 2004 гг. распределена по следующим видам валют:

Валюта	2005 г.	2004 г.
Российские рубли	11 965 482	7 983 509
Евро	331 016	325 328
Доллары США	1 460 252	1 313 262
Итого	**13 756 750**	**9 622 099**

Компания не хеджировала свои валютные риски или риски изменения процентных ставок.

Краткосрочная задолженность

Банковские займы

Краткосрочная задолженность в рублях представлена главным образом банковскими кредитами, полученными на финансирование оборотных средств. Большинство этих кредитов обеспечены телекоммуникационным оборудованием.

ЗАО «Внешторгбанк»

Краткосрочная задолженность Компании перед ЗАО «Внешторгбанк» в основном представляет собой кредит на сумму 275 500. Процентная ставка по кредиту составила 10,5%. По состоянию на 31 декабря 2005 г. задолженность составила 120 000. Обеспечением по данному кредиту являются основные средства на сумму 602 329.

Ост-Вест Хандельсбанк АГ

Краткосрочная задолженность дочерней компании ЗАО «Байкалвестком» Хандельсбанку представляет собой кредит, полученный в мае 2005 года. Контракт истекает в декабре 2007 года. Проценты за пользование кредитом начисляются по плавающей ставке LIBOR + 2.2%. На 31 декабря 2005 г. задолженность составляла 287 825. Данный кредит обеспечения не имеет.

(в тысячах рублей)

18. Задолженность по кредитам и займам (продолжение)

Краткосрочная задолженность (продолжение)

Векселя

В 2005 году Компания выдала Инвестиционной компании «КапиталЪ и К» рублевые векселя на сумму 267 857 со сроком погашения в 2006 году. Эффективная процентная ставка по векселям составляет 12%.

Долгосрочная задолженность

Банковские займы

ОАО «Газпромбанк»

Долгосрочная задолженность Компании перед ОАО «Газпромбанк» в основном представляет собой кредитную линию. Контракт истекает в мае 2007 года. В ноябре 2005 года процентная ставка по кредиту была снижена с 13,5 до 11%. По состоянию на 31 декабря 2005 г. задолженность составила 140 053, включая проценты. Обеспечением по данному кредиту являются основные средства на сумму 567 807.

ОАО «Внешэкономбанк»

В 1995-1996 гг. Министерство Финансов Российской Федерации предоставило Компании долгосрочное финансирование в целях покупки телекоммуникационного оборудования у различных иностранных поставщиков. Внешэкономбанк выступил как агент, кредитовавший Компанию от лица Правительства Российской Федерации.

На 31 декабря 2005 года основная сумма задолженности перед ОАО «Внешэкономбанк» составляет 139 726, включая краткосрочную часть на сумму 137 812. Валютой договора является Евро. Проценты по данному договору начисляются по плавающей процентной ставке Plafond C, которая в 2005 году составляла приблизительно 6,5% плюс 2%. Данный кредит обеспечения не имеет.

В июле 2005 года Компании был предъявлен иск с требованием немедленного погашения просроченной задолженности перед Внешэкономбанком (Примечание 30).

ОАО «Сбербанк»

Долгосрочная задолженность Компании ОАО «Сбербанк» главным образом представляет собой кредит на сумму 800 000, полученный в марте 2005 года. Дата окончания договора – 2009 год. Проценты по данному договору начисляются и уплачиваются ежемесячно по ставке 13%. На 31 декабря 2005 г. задолженность составляла 800 000. Кредит обеспечен залогом основными средствами с залоговой стоимостью 833 838.

Коммерцбанк (Евразия)

Долгосрочная задолженность Коммерцбанку представляет собой кредитную линию на сумму 300 000, открытую в ноябре 2004 года. Контракт истекает в ноябре 2007 года. Процентная ставка за пользование кредитом составила 8,5% годовых. На 31 декабря 2005 г. задолженность составляла 300 000. Данный кредит обеспечения не имеет.

Долгосрочная задолженность Коммерцбанку представляет собой кредитную линию на сумму 300 000, открытую в декабре 2004 года. Контракт истекает в июне 2006 года. Процентная ставка за пользование кредитом составила 9% годовых. На 31 декабря 2005 г. задолженность составляла 300 000. Данный кредит обеспечения не имеет.

18. Задолженность по кредитам и займам (продолжение)

Долгосрочная задолженность (продолжение)

Банковские займы (продолжение)

Промсвязьбанк

Долгосрочная задолженность Промсвязьбанку представляет собой кредит на сумму 500 000, полученный в 2005 году. Контракт истекает в декабре 2007 году. Процентная ставка за пользование кредитом составила 11,5% годовых. На 31 декабря 2005 г. задолженность составляла 414 000. Данный кредит обеспечения не имеет.

Долгосрочная задолженность дочерней компании ЗАО «Байкалвестком» перед Промсвязьбанком представляет собой кредит в долларах США, полученный в апреле 2005 года. Контракт истекает в октябре 2008 г. Процентная ставка за пользование кредитом составляет 8% годовых. На 31 декабря 2005 г. задолженность составляла 431 738. Данный кредит обеспечения не имеет.

Облигации

В июне 2003 года Компания зарегистрировала выпуск 1 530 000 процентных облигаций на предъявителя серии 03 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 14,5%. Облигации подлежат погашению на 1 092 день со дня их размещения. По состоянию на 31 декабря 2005 г. сумма задолженности по облигационному займу в балансе классифицирована как доля долгосрочных кредитов и займов, подлежащая погашению в течение года.

В июле 2004 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 04 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 12,5%. Облигации подлежат погашению на 1 092 день со дня их размещения.

В апреле 2005 года Компания зарегистрировала выпуск 3 000 000 процентных облигаций на предъявителя серии 05 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 9,2%. Облигации подлежат погашению на 1 092 день со дня их размещения, в апреле 2008 года.

В сентябре 2005 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 06 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 10 полугодовых купонов. Эффективная процентная ставка определена в размере 7,85%. Облигации подлежат погашению через 5 лет со дня их размещения, в сентябре 2010 года. Оферта по облигациям данной серии не предусмотрена

В июне 2004 года дочерняя компания ЗАО «Байкалвестком» зарегистрировала выпуск 300 000 процентных облигаций номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 11,43%. Облигации подлежат погашению на 1 092 день со дня их размещения, в апреле 2008 года. По облигациям данной серии предусмотрена оферта на сумму 100 000, которая была реализована в 2005 году.

18. Задолженность по кредитам и займам (продолжение)

Долгосрочная задолженность (продолжение)

Кредиты поставщиков

Эрикссон Никола Тесла

В 1998 и 2001 гг. Компания заключила несколько валютных договоров поставки телекоммуникационного оборудования с Эрикссон Никола Тесла. Договора предусматривают оплату оборудования с отсрочкой платежей без начисления процентов. Таким образом, задолженность Компании перед поставщиком на 31 декабря 2005 г. представляет текущую стоимость будущих платежей. Для целей составления отчетности согласно стандартам МСФО вмененный процент по аналогичным товарным кредитам рассчитывается исходя из средневзвешенной процентной ставки по кредитам, привлеченным в соответствующие периоды.

Векселя

Программный продукт Amdocs Billing Suite был поставлен в декабре 2004 года компанией IBM Eastern Europe/Asia, в обмен на который Компания выпустила векселя, выраженные в долларах США. По состоянию на 31 декабря 2005 г. задолженность составляет 230 233.

19. Обязательства по договорам финансовой аренды

Компания арендует телекоммуникационное оборудование по договорам финансового лизинга. Сумма будущих минимальных арендных платежей по договорам финансового лизинга и дисконтированная стоимость минимальных арендных платежей на 31 декабря 2005 и 2004 гг. представлены ниже:

	2005 г.		2004 г.	
	Минимальные арендные платежи	Дисконтированная стоимость минимальных арендных платежей	Минимальные арендные платежи	Дисконтированная стоимость минимальных арендных платежей
Текущая часть	522 875	311 788	659 923	367 086
Свыше 1 года и до 5 лет	749 336	570 463	1 270 835	877 673
Свыше 5 лет	50	44	105	83
Итого минимальные арендные платежи	**1 272 261**		**1 930 863**	
За вычетом финансовых расходов	(389 966)		(686 021)	
Дисконтированная стоимость минимальных арендных платежей	**882 295**	**882 295**	**1 244 842**	**1 244 842**

В 2005 и 2004 гг. основными лизингодателями Компании были ОАО «РТК-Лизинг» и ООО «Промсвязьлизинг». Эффективная ставка процента по данным обязательствам составляла в 2005 году от 22% до 33% в год (2004 г. – от 24% до 33%).

(в тысячах рублей)

19. Обязательства по договорам финансовой аренды (продолжение)

ОАО «РТК Лизинг» закупает телекоммуникационное оборудование у российских и иностранных поставщиков и предоставляет его в аренду по договорам лизинга. Обязательства Компании перед ОАО «РТК Лизинг» по этим договорам по состоянию на 31 декабря 2005 года составили 841 164 (2004 г. – 1 102 624).

В соответствии с договорами, заключенными с ОАО «РТК Лизинг», лизингодатель имеет право изменить график будущих лизинговых платежей в случае изменения определенных макроэкономических условий, в частности изменения ставки рефинансирования Центрального Банка Российской Федерации.

Обязательства по договорам финансовой аренды по состоянию на 31 декабря 2005 г. в сумме 27 788 выражены в долларах США (2004 г. – 101 385).

Информация относительно поручительств выданных ОАО «РТК-Лизинг» представлена в Примечании 30.

20. Кредиторская задолженность, начисленные обязательства и авансы полученные

Кредиторская задолженность и прочие текущие обязательства Компании по состоянию на 31 декабря 2005 и 2004 гг. включали:

	2005 г.	2004 г.
Кредиторская задолженность по заработной плате и компенсационным выплатам	1 217 490	714 573
Кредиторская задолженность по капиталовложениям	1 024 991	867 988
Авансовые платежи абонентов	693 031	533 392
Кредиторская задолженность по расчетам с поставщиками и подрядчикам	543 891	366 435
Прочая кредиторская задолженность и текущие обязательства	104 000	116 932
Итого	**3 583 403**	**2 599 320**

Кредиторская задолженность по капиталовложениям в сумме 35 880 и 1 488, включенная в состав кредиторской задолженности на 31 декабря 2005 и 2004 гг. соответственно, была выражена в иностранной валюте, долларах США и Евро. Прочая кредиторская задолженность включает в себя задолженность по расчетам с поставщиками и подрядчиками за прочие услуги по операционной деятельности, кредиторскую задолженность агентам и комиссионерам и прочее.

21. Задолженность по налогам и социальному обеспечению

Краткосрочная задолженность по налогам

По состоянию на 31 декабря 2005 и 2004 гг. Компания выделяла следующую краткосрочную задолженность по налогам:

	2005 г.	2004 г.
Налог на добавленную стоимость	660 779	681 669
Налог на имущество	113 475	80 230
Единый социальный налог	80 634	91 779
Прочие налоги	41 318	54 928
Итого	**896 206**	**908 606**

21. Задолженность по налогам и социальному обеспечению (продолжение)

Краткосрочная задолженность по налогам (продолжение)

Налог на добавленную стоимость в сумме 399 338 (2004 г. – 425 485) подлежит уплате налоговым органам только в случае получения оплаты от покупателей или списания соответствующей дебиторской задолженности.

С 1 января 2006 г. вступают в силу изменения, внесенные в Налоговый Кодекс Российской Федерации, которые устанавливают момент определения налоговой базы по налогу на добавленную стоимость при реализации (передаче) товаров (работ, услуг). Данные изменения раскрыты в Примечании 34.

22. Пенсионные планы и вознаграждения сотрудникам

Дополнительно к взносам в Пенсионный фонд РФ Компания также обеспечивает своих сотрудников негосударственной пенсией, используя планы вознаграждений по окончании трудовой деятельности.

Для большинства участников действуют пенсионные планы с установленными выплатами. Пенсионный план с установленными выплатами предусматривает пенсионное обеспечение по старости и по инвалидности. Условием пенсионного обеспечения по старости является достижение возраста, дающего право на государственную пенсию по старости, который в настоящее время составляет 55 лет для женщин и 60 лет для мужчин. Размер выплат рассчитывается по формуле, определенной для каждого регионального филиала Компании. В соответствии с данной формулой, пенсия зависит от ряда параметров, в том числе от зарплаты сотрудников на момент выхода на пенсию и их трудового стажа в Компании. Данная схема вступает в силу только в случае, если сотрудник на момент достижения им пенсионного возраста работает в Компании.

Деятельность по негосударственному пенсионному обеспечению по пенсионным планам с установленными выплатами осуществляется негосударственным пенсионным фондом «Телеком-Союз», являющимся связанной стороной для Компании (Примечание 32).

Компания также имеет ряд долгосрочных обязательств по выплатам сотрудникам, имеющим характер льгот с установленными выплатами, в частности пособия в связи со смертью и единовременные выплаты по факту выхода на пенсию.

Кроме того, для пенсионеров по старости и по инвалидности Компания предоставляет дополнительную финансовую помощь в форме установленных выплат.

По состоянию на 31 декабря 2005 г. в Компании было 42 310 работающих участников пенсионного плана с установленными выплатами Компании (по состоянию на 31 декабря 2004 г. – 46 190).

По состоянию на 31 декабря 2005 и 2004 гг. обязательства Компании по пенсионным планам с установленными выплатами, нетто, были сформированы следующим образом:

	2005 г.	2004 г.
Дисконтированная стоимость обязательств по планам с установленными выплатами	4 856 864	4 951 137
Справедливая стоимость активов плана	(188 792)	(245 226)
Дисконтированная стоимость нефондированных обязательств	**4 668 072**	**4 705 911**
Непризнанная стоимость прошлых услуг	(1 908 544)	(2 930 021)
Непризнанные актуарные убытки	(1 094 269)	(946 272)
Итого обязательство по пенсионному обеспечению в балансе, нетто	**1 665 259**	**829 618**

(в тысячах рублей)

22. Пенсионные планы и вознаграждения сотрудникам (продолжение)

По состоянию на 31 декабря 2005 г. руководство оценивает среднюю оставшуюся продолжительность работы сотрудников до пенсии в 10 лет (2004 г. – 10 лет).

В течение 2005 и 2004 гг. величина расходов по планам с установленными выплатами, нетто, составила:

	2005 г.	**2004 г.**
Стоимость процентов	469 083	133 992
Стоимость текущих услуг	263 477	73 203
Ожидаемый доход на активы плана	(27 548)	(18 737)
Актуарные (прибыли)/убытки	243 491	(6 115)
Амортизация стоимости вклада предыдущей службы	125 810	99 546
Стоимость вклада предыдущей службы, немедленно признанная в текущем году	33 329	–
Влияние секвестра или окончательного расчета по плану	37 519	–
Итого расходы по планам с установленными выплатами, нетто	**1 145 161**	**281 889**

В течение 2005 и 2004 гг. движение обязательств по планам с установленными выплатами, нетто, обусловлено следующими факторами:

	2005 г.	**2004 г.**
Обязательства по пенсионному обеспечению на 1 января, нетто	829 618	658 063
Расходы по планам с установленными выплатами, нетто	1 145 161	281 889
Взносы	(309 520)	(110 334)
Обязательства по пенсионному обеспечению на 31 декабря, нетто	**1 665 259**	**829 618**

По состоянию на 31 декабря 2005 и 2004 гг. актуарные предположения в отношении пенсионных обязательств по планам с установленными выплатами были следующими:

	2005 за год	**2004 за год**
Ставка дисконтирования	7,00%	9,18%
Ожидаемая доходность по активам плана	7,05%	9,33%
Будущее повышение заработной платы	8,15%	9,18%
Относительное повышение зарплаты («карьерное продвижение»)	1,00%	1,00%
Ставка, использованная в расчете стоимости аннуитета	6,00%	6,00%
Увеличение в финансовой поддержке	5,00%	6,00%
Процент увольняющихся сотрудников	7,00%	7,00%
Таблицы смертности (источник данных)	СССР 1985/86	Россия 1998

22. Пенсионные планы и вознаграждения сотрудникам (продолжение)

В течение 2005 и 2004 гг. движение активов по планам с установленными выплатами, нетто, обусловлено следующими факторами:

	2005 г.	2004 г.
Справедливая стоимость активов плана на 1 января	245 226	168 433
Фактический доход на активы плана	41 326	9 170
Взносы работодателя	309 520	110 334
Урегулирование	(197 731)	–
Выплаченные пенсии	(209 549)	(42 711)
Справедливая стоимость активов плана на 31 декабря	**188 792**	**245 226**

В течение 2005 года Компания изменила условия пенсионного плана с установленными выплатами и прочим пенсионным планам, что увеличило обязательства Компании по договорам негосударственного пенсионного обеспечения.
Фактическая доходность активов пенсионного плана составила 2,8% за 2005 год.

По состоянию на 31 декабря 2005 г. активы пенсионных планов включали в себя акции Компании, что составило 0,04% от общей суммы активов (2004 г. – 0,11%).

23. Доходы

В 2005 и 2004 гг. Компания выделяла следующие виды доходов:

По видам доходов	2005 г.	2004 г.
Предоставление местных телефонных соединений	7 001 830	5 282 655
Услуги сотовой связи	6 495 775	4 043 872
Предоставление междугородных телефонных соединений	6 433 809	6 828 904
Плата за установку и подключение	1 426 092	1 534 944
Услуги российским операторам связи	1 323 310	567 411
Новые услуги	1 190 535	900 879
Предоставление международных телефонных соединений	955 894	982 578
Радио- и телевещание	359 265	344 312
Услуги передачи данных и телематических служб	347 689	340 539
Предоставление в пользование телефонных каналов	299 791	160 609
Документарная электросвязь	51 058	74 101
Прочие услуги связи	861 709	824 999
Прочие доходы	685 382	716 605
Итого	**27 432 139**	**22 602 408**

Компания выделяла реализацию по следующим основным группам клиентов:

По группам клиентов	2005 г.	2004 г.
Население	15 673 795	13 054 054
Коммерческие организации	9 666 999	6 825 177
Бюджетные организации	2 075 559	1 779 034
Бюджет – тарифная компенсация	15 786	944 143
Итого	**27 432 139**	**22 602 408**

(в тысячах рублей)

24. Прочие операционные расходы

Прочие операционные расходы, нетто представлены следующими статьями:

	2005 г.	**2004 г.**
Расходы по агентским вознаграждениям	630 511	293 473
Расходы на рекламу	323 381	176 261
Расходы по аренде помещений	277 185	208 839
Расходы на пожарную и вневедомственную охрану	233 459	196 287
Отчисления в резерв универсального обслуживания	204 087	–
Платежи некоммерческому партнерству (Примечание 32)	167 004	162 200
Командировочные и представительские расходы	161 719	131 846
Страхование	153 795	182 509
Расходы на благотворительность	116 961	86 613
Расходы на аудит и консультационные услуги	106 284	70 944
Себестоимость реализованных товаров	93 663	98 349
Услуги кредитных организаций	90 442	62 877
Расходы на гражданскую оборону	85 798	61 952
Почтовые услуги	65 550	32 796
Расходы на обучение	62 624	44 836
Вознаграждения управленческому персоналу	62 018	56 995
Транспортные услуги	56 601	59 922
Платежи в Госсвязьнадзор	–	58 831
Прочие расходы	751 558	507 031
Итого	**3 642 640**	**2 492 561**

В 2005 году в соответствии с Законом «О Связи» и в порядке, установленном Постановлением Правительства Российской Федерации от 21 апреля 2005 г. № 243 Компания произвела обязательные для операторов связи отчисления в резерв универсального обслуживания. Величина отчислений определена в размере 1,2% от разности между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Соответствующие условные обязательства раскрыты в Примечании 30.

Прочие расходы включают в себя штрафы и пени, социальные расходы, расходы, связанные с учетом платежей абонентов и их взысканием, расходы, относящиеся к оказанию услуг телеграфной связи, услуг связи, предоставляемой посредством таксофонов и прочих услуг связи, юридические услуги, а также прочие операционные расходы.

25. Расходы по процентам, нетто

Расходы по процентам, нетто за 2005 и 2004 гг. представлены следующими статьями:

	2005 г.	**2004 г.**
Доходы по процентам	89 016	39 536
Расходы по процентам по займам	(790 071)	(406 406)
Расходы по процентам, начисленные по договорам финансового лизинга	(298 033)	(415 514)
Расходы по процентам по договорам товарного кредита	(5 675)	(2 820)
Итого	**(1 004 763)**	**(785 204)**

(в тысячах рублей)

26. Прибыль от реализации финансовых вложений, нетто

Прибыль от финансовых вложений, нетто за 2005 и 2004 гг. представлена следующими статьями:

	2005 г.	**2004 г.**
Прибыль от выбытия доли ЧОП «Экрантелеком»	4 318	–
Прибыль от выбытия ОАО «НГТС-Пейдж»	2 804	–
Прибыль от продажи доли в ЗАО «Южно-сибирская сотовая связь»	–	29 224
Прибыль от продажи доли в ЗАО «Новосибирская Сотовая Связь - 450»	–	7 358
Прибыль от продажи доли в ЗАО «Омская сотовая связь»	–	3 322
Прибыль от продажи доли в ЗАО «Мобильные Системы связи»	–	62 050
Прибыль от продажи ЗАО «Сибинтертелеком»	77 053	–
Прочие прибыли от финансовых вложений	1 877	4 510
Итого	**86 052**	**106 464**

27. Налог на прибыль

За годы, закончившиеся 31 декабря 2005 и 2004 гг., налог на прибыль включал:

	2005 г.	**2004 г.**
Текущие расходы по налогу на прибыль	(1 090 900)	(924 408)
Корректировки по текущему налогу на прибыль за предыдущие годы	17 388	(31 619)
Доходы по отложенному налогу	266 693	15 798
Итого налог на прибыль за год	**(806 819)**	**(940 229)**

Соответствие между теоретическим и фактическим налогом на прибыль представлено в следующей таблице:

	2005 г.	**2004 г.**
Прибыль до налогообложения	(2 422 063)	(2 835 314)
Официальная ставка налога на прибыль	24%	24%
Теоретическая величина налога на прибыль	(581 295)	(680 475)
Увеличение (уменьшение) вследствие влияния следующих факторов:		
Корректировка по текущему налогу на прибыль за предыдущие годы	17 388	(31 619)
Не облагаемые налогом доходы	17 468	29 148
Расходы, не уменьшающие налогооблагаемую прибыль	(262 968)	(270 858)
Прочие факторы	2 588	13 575
Итого налог на прибыль	**(806 819)**	**(940 229)**
Эффективная ставка налога	**33%**	**33%**

(в тысячах рублей)

27. Налог на прибыль (продолжение)

Расшифровка сумм отложенных налоговых активов и обязательств по состоянию на 31 декабря 2005 и 2004 гг., а также их движение за 2005 год представлены ниже:

	На 31 декабря 2005 г.	На 31 декабря 2004 г.	Формирование и использование временных разниц
Отложенные налоговые активы			
Кредиторская задолженность и начисленные обязательства	248 509	218 698	29 811
Дебиторская задолженность	29 907	115 209	(85 302)
Обязательства по финансовой аренде	94 287	57 517	36 770
Пенсионные обязательства	291 738	–	291 738
Прочее	12 262	16 178	(3 916)
Валовые отложенные налоговые активы	**676 703**	**407 602**	**269 101**
Отложенные налоговые обязательства			
Основные средства	(2 006 638)	(2 012 673)	6 035
Нематериальные активы	(199 623)	(166 338)	(33 285)
Эффект оценки инвестиций	(28 639)	(4 885)	(23 754)
Прочее	(1 112)	(2 200)	1 088
Валовые отложенные налоговые обязательства	**(2 236 012)**	**(2 186 096)**	**(49 916)**
Итого чистые отложенные налоговые обязательства	**(1 559 309)**	**(1 778 494)**	**219 185**

Движение отложенных налоговых обязательств за 2005 и 2004 гг. представлено ниже:

	2005 г.	2004 г.
Отложенные налоговые обязательства на 1 января, нетто	**(1 778 494)**	**(1 810 481)**
Доходы по отложенным налогам	266 693	15 798
Доходы (расходы) по отложенным налогам, относящиеся к изменению справедливой стоимости инвестиций, имеющихся в наличии для продажи	(28 639)	13 274
Отложенные налоговые обязательства выбывших дочерних компаний	–	2 915
Отложенные налоговые обязательства приобретенных дочерних компаний	(18 869)	–
Отложенные налоговые обязательства на 31 декабря, нетто	**(1 559 309)**	**(1 778 494)**

При существующей структуре Компании налоговые убытки и текущая сумма переплаты по налогу на прибыль одной компании не могут быть зачтены против текущей задолженности по налогу на прибыль и налогооблагаемой прибыли других компаний, и, соответственно, налоги могут быть начислены, даже если имеет место чистый консолидированный налоговый убыток. Таким образом, отложенные налоговые активы одной компании не подлежат зачету против отложенных налоговых обязательств другой компании.

28. Прибыль на акцию

Прибыль на одну акцию рассчитывается как чистая прибыль за период, приходящаяся на держателей обыкновенных акций, деленная на средневзвешенное число обыкновенных акций, находящихся в обращении в течение года.

Расчет базовой и разводненной прибыли на обыкновенную и привилегированную акцию представлен ниже (прибыль на акцию указана в рублях):

	2005 г.	2004 г.
Прибыль за отчетный период, приходящаяся на акционеров материнской компании	1 625 786	1 893 662
Средневзвешенное количество обыкновенных акций в обращении и прочих участвующих инструментов (см. Примечание 17)	15 919 822	15 919 822
Базовая и разводненная прибыль на акцию	**0,10212**	**0,11895**

У Компании не имеется финансовых инструментов, которые могут быть конвертируемы в обыкновенные акции, соответственно, разводненная прибыль на акцию равна базовой прибыли на акцию.

29. Дивиденды объявленные и предложенные к выплате

Дивиденды, объявленные в 2005 г. по результатам за 2004 г.

Дивиденды по обыкновенным акциям – 0,012872 руб. на акцию	154 610
Дивиденды по привилегированным акциям – 0,016106 руб. на акцию	62 949
Итого	**217 559**

Размер дивидендов, выплачиваемых акционерам утверждается годовым собранием акционеров по рекомендации Совета директоров. Прибыль, направляемая на выплату дивидендов, ограничивается той прибылью ОАО «Сибирьтелеком», которая определяется на основе данных бухгалтерской отчетности, составленной в соответствии с Федеральным законом «О бухгалтерском учете» и Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации. Дивиденды начисляются в том периоде, в котором они объявлены и утверждены.

30. Условные обязательства и операционные риски

Условия ведения деятельности Компании

Несмотря на то, что российская экономика является рыночной, она продолжает демонстрировать определенные особенности, более свойственные экономике переходного периода. К таким характерным для переходного периода особенностям относятся относительно высокие темпы инфляции, существование валютного контроля, не позволяющего национальной валюте стать ликвидным платежным средством за пределами РФ, а также другие особенности. Стабильность российской экономики во многом зависит от политики и действий правительства, направленных на реформирование административной и правовой систем.

30. Условные обязательства и операционные риски (продолжение)

Правовая среда

Российская правовая система характеризуется 1) несоответствиями между законами, Постановлениями Президента и Российского правительства, приказами, решениями и прочими законодательными актами министерств и местных ведомств; 2) противоречивыми местными, региональными и федеральными постановлениями и нормативными правовыми актами; 3) отсутствием юридического и административного руководства по интерпретации законодательства; 4) относительным отсутствием опыта в интерпретации законодательства и 5) высокой степенью полномочий органов государственной власти.

Руководство Компании не имеет возможности оценить развитие событий в Российской судебной системе и их влияние на финансовое состояние Компании и ее будущие операции.

В обозримом будущем деятельность Компании может быть подвержена воздействию факторов судебной реформы. Прилагаемая финансовая отчетность не содержит корректировок, которые могли бы быть внесены в результате разрешения этих неопределенностей.

Налогообложение

Российское налоговое, валютное и таможенное законодательство допускает различные толкования и подвержено частым изменениям. Развитие событий в Российской Федерации в последнее время указывает на то, что налоговые органы могут занимать более жесткую позицию при интерпретации налогового законодательства и налоговых расчетов. Интерпретация руководством Компании данного законодательства применительно к операциям и деятельности Компании может быть оспорена соответствующими федеральными органами. Как следствие, налоговые органы могут предъявить претензии по тем сделкам и методам учета, по которым раньше они претензий не предъявляли. В результате, могут быть начислены значительные дополнительные налоги, пени и штрафы. Определение сумм претензий по возможным, но не предъявленным искам, а также оценка вероятности неблагоприятного исхода не представляются возможными. Налоговые проверки могут охватывать три календарных года деятельности, непосредственно предшествовавшие году проверки. При определенных условиях проверке могут быть подвергнуты и более ранние периоды. По мнению руководства, по состоянию на 31 декабря 2005 г. соответствующие положения законодательства в целом интерпретируются им корректно, и вероятность сохранения положения, в котором находится Компания с точки зрения соблюдения требований налогового, валютного и таможенного законодательства, является высокой. В тоже время, существует столь же высокая вероятность, что в отдельных вопросах толкования требований законодательства и начисления соответствующих налоговых обязательств руководство Компании заняло позицию, которая впоследствии может быть сочтена государственными фискальными органами как не имевшая достаточных оснований. Компания намерена защищать свою позицию в данных вопросах. Отчетность по состоянию на 31 декабря 2005 г. не содержит корректировок, в которых может возникнуть необходимость вследствие этих неопределенностей и позиций, принятых Компанией.

Страхование

В течение 2005 г. значительная часть основных средств Компании, риски убытков в случае остановки деятельности, ответственность перед третьими лицами за имущественный или экологический ущерб, нанесенный в результате аварий или других инцидентов, связанных с имуществом Компании или осуществляемой ею деятельностью, не были застрахованы. До тех пор, пока Компания не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения ее имущества могут неблагоприятным образом отразиться на ее деятельности и финансовом состоянии.

30. Условные обязательства и операционные риски (продолжение)

Судебные споры, разбирательства и определение последствий

В июле 2005 года Министерство Финансов Российской Федерации предъявило Компании иск с требованием немедленного погашения просроченной задолженности перед Внешэкономбанком, которая по состоянию на 27 июля 2005 г. составляла 186 941 (5 411 тысяч Евро).

В течение года Компания принимала участие (как в качестве истца, так и в качестве ответчика) в нескольких судебных разбирательствах, возникших в ходе обычной финансово-хозяйственной деятельности. По мнению руководства Компании, кроме вышеупомянутого случая, в настоящее время не существует каких-либо текущих судебных разбирательств или исков, которые могут оказать существенное влияние на результаты деятельности или финансовое положение Компании, и которые не были бы признаны или раскрыты в настоящей консолидированной финансовой отчетности.

Лицензии

Основная часть доходов Компании получена от финансово-хозяйственных операций, осуществляемых в соответствии с лицензиями, выданными Министерством информационных технологий и связи Российской Федерации. Сроки действия основных операционных лицензий и дополнительных лицензий истекают в период с 2006 по 2012 гг. Руководство считает, что не существует оснований, по которым имеющиеся лицензии не будут продлены или какие-либо из них будут приостановлены или аннулированы. Приостановка действия основных лицензий Компании на предоставление услуг в области связи или невозможность продлить некоторые или все лицензии могут оказать существенный неблагоприятный эффект на результаты финансово-хозяйственной деятельности Компании.

Правительство РФ осуществляет работу по либерализации на рынке телекоммуникаций, для чего были выданы дополнительные лицензии на осуществление междугородной и международной связи другим операторам. Существует вероятность, что усиление конкуренции окажет существенное влияние на результаты финансово-хозяйственной деятельности или денежные потоки Компании в будущих периодах, однако, в настоящее время эффект не может быть определен.

Постановлением Правительства Российской Федерации от 18 февраля 2005 г. № 87 «Об утверждении перечня наименований услуг связи, вносимых в лицензии, и перечней лицензионных условий» (в редакции постановления Правительства РФ от 29 декабря 2005 г. № 837) установлены перечень наименований услуг связи, вносимых в лицензии, и перечни лицензионных условий. Лицензионные условия, установленные в ранее выданных лицензиях действуют в части, не противоречащей действующим нормативным правовым актам. Учитывая, что новые требования к присоединению сетей электросвязи и построению телефонной сети связи общего пользования, пропуску трафика и оказанию услуг местной, внутризоновой, междугородной и международной телефонной связи, услуг подвижной связи существенно повлияют на реализацию отдельных лицензионных условий, внесенных в лицензии, выданные до 1 января 2004 г. Компания в ноябре 2005 года обратилась в Россвязьнадзор с заявлением о внесении изменений и дополнений в ряд лицензий. Дополнения и изменения к данным лицензиям получены.

Поручительства выданные

На 31 декабря 2005 г. Компания выдала гарантии по нескольким кредитным линиям, главным образом предоставленным Акционерным коммерческим сберегательным Банком Российской Федерации ОАО «РТК-Лизинг», лизингодателю телекоммуникационного оборудования (см. Примечание 19). Общая сумма гарантий составила 901 194 (2004 г. – 1 344 082).

30. Условные обязательства и операционные риски (продолжение)

Отчисления в фонд универсального обслуживания

В 2005 году отраслевыми нормативными актами не установлена детальная методика расчета суммы отчислений, вследствие чего может возникнуть неоднозначность определения расчетной базы, что обусловливает наличие риска некорректного определения Компанией величины отчислений в резерв универсального обслуживания.

31. Договорные обязательства будущих периодов

Капитальные вложения

По состоянию на 31 декабря 2005 г. контрактные обязательства Компании по капитальным вложениям на модернизацию и расширение сети составляли 306 125 (2004 г. – 252 131).

32. Расчеты и операции со связанными сторонами

Для целей настоящей финансовой отчетности связанными считаются стороны, одна из которых имеет возможность контролировать или в значительной степени влиять на операционные и финансовые решения другой стороны. При решении вопроса о том, являются ли стороны связанными, принимается во внимание содержание взаимоотношений сторон, а не только их юридическая форма.

Связанные стороны могут вступать в сделки, которые не проводились бы между несвязанными сторонами. Цены и условия таких сделок могут отличаться от цен и условий сделок между несвязанными сторонами.

Характер взаимоотношений с теми связанными сторонами, с которыми Компания осуществляла значительные операции или имеет значительное сальдо на 31 декабря 2005 г., представлен далее.

Оказание услуг

В 2005 и 2004 годах Компания оказывала услуги следующим связанным сторонам:

Наименование аффилированного лица	Характер отношений	Виды продаж	2005 г.	2004 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	869 652	813 429
ЗАО «ТелеРосс-Новосибирск»	Ассоциированная компания	Услуги связи	–	10 588
ЗАО «Новоком»	Ассоциированная компания	Услуги связи	8 265	9 388
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Услуги связи	4 453	5 601
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Аренда помещений	1 168	1 346
ЗАО «АТС-41»	Ассоциированная компания	Услуги связи	7 877	1 667

(в тысячах рублей)

32. Расчеты и операции со связанными сторонами (продолжение)

Закупки

В 2005 и 2004 гг. Компания приобретала услуги у следующих связанных сторон:

Наименование	Характер отношений	Виды закупок	2005 г.	2004 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	2 482 576	2 335 408
НПФ «Телеком – Союз»	Контролируется ОАО «Связьинвест»	Пенсионные планы	870 161	195 013
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Членские взносы	167 004	162 200
ОАО «Связьинвест»	Материнская компания	Дивиденды выплаченные	75 252	49 656
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Агентский договор	634	26 300
ЗАО «Регистратор-Связь»	Ассоциированная компания	Ведение реестра акционеров	2 055	–
ЗАО «АТС-41»	Ассоциированная компания	Услуги связи	2 132	2 386
ООО «Гипросвязь-Сибирь»	Ассоциированная компания	Проектные работы	3 336	12 454

32. Расчеты и операции со связанными сторонами (продолжение)

Дебиторская задолженность

По состоянию на 31 декабря 2005 и 2004 гг. дебиторская задолженность связанных сторон перед Компанией составила:

Наименование аффилированного лица	Характер отношений	Вид задолженности	2005 г.	2004 г.
ОАО «Связинтек»	Контролируется ОАО «Связьинвест»	Авансы выданные за услуги по внедрению программного обеспечения	119 797	–
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	Контролируется ОАО «Связьинвест»	Агентский договор	104 771	52 615
ООО «Гипросвязь-Сибирь»	Ассоциированная компания	Проектные работы	1 044	–
ЗАО «АТС-41»	Ассоциированная компания	Обслуживание таксофонов, содержание здания	2 229	132
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Услуги связи	17 739	13 389
ЗАО «Цифровая сеть и телекоммуникационные системы Новосибирской области»	Ассоциированная компания	Прочие услуги	3 250	2 753

Кредиторская задолженность

По состоянию на 31 декабря 2005 и 2004 гг. кредиторская задолженность Компании перед связанными сторонами составила:

Наименование аффилированного лица	Характер отношений	Вид задолженности	2005 г.	2004 г.
ОАО «Ростелеком»	Контролируется ОАО «Связьинвест»	Услуги связи	161 339	158 780
ООО «Гипросвязь-Сибирь»	Ассоциированная компания	Проектные работы	–	3 540

ОАО «Связьинвест»

Материнская Компания Общества - ОАО «Связьинвест» - полностью принадлежало российскому государству до июля 1997 года, когда правительство Российской Федерации продало 25% акций плюс одну акцию ОАО «Связьинвест» частным инвесторам.

32. Расчеты и операции со связанными сторонами (продолжение)

Кредиторская задолженность (продолжение)

ОАО «Связьинвест» (продолжение)

Наличие эффективно функционирующей сети связи и передачи данных крайне важно для России по ряду причин, включая экономические, стратегические, а также интересы национальной безопасности.
В этой связи Правительство оказывает и, по всей вероятности, будет продолжать оказывать значительное влияние на деятельность ОАО «Связьинвест» и его дочерних предприятий.

Влияние Правительства не ограничивается владением пакетом акций ОАО «Связьинвест». Оно сохраняет за собой права по регулированию тарифов, в том числе на междугородную телефонную связь. В дополнение к этому, Министерство РФ по Связи и Информатизации контролирует процесс лицензирования компаний, предоставляющих телекоммуникационные услуги.

ОАО «Ростелеком»

ОАО «Ростелеком», контрольный пакет акций которого принадлежит ОАО «Связьинвест», является основным оператором междугородной и международной связи в Российской Федерации. Годовые расходы по оплате услуг ОАО «Ростелеком» связаны с трафиком, исходящим от Компании за пределы принадлежащей ей сети. Кроме того, ОАО «Ростелеком» использует сеть Компании для пропуска входящего междугороднего и международного трафика своих абонентов и операторов-клиентов.

Операции Общества с ОАО Ростелеком, отраженные в консолидированной финансовой отчетности на 31 декабря 2005 и 2004 гг., представлены выше в раскрытии информации об операциях со связанными сторонами.

Операции с государственными организациями

Государственные организации составляют существенную часть клиентской базы Компании, приобретая ее услуги, как напрямую через различные органы государственного управления, так и косвенно через их филиалы. Некоторые организации, финансируемые из государственного бюджета, являются пользователями принадлежащей Компании сети. Эти организации, как правило, арендуют линии связи; при этом оплата осуществляется по более низким тарифам, утвержденным ФАС, по сравнению с тарифами, действующими для других клиентов. Помимо этого, Правительство может по закону потребовать от Компании оказать ему определенные услуги в интересах национальной безопасности и борьбы с преступностью.

По состоянию на 31 декабря 2005 г. на долю абонентов из числа государственных организаций приходилось 27,3% от общей суммы дебиторской задолженности (2004 г. – 36,3%). Непогашенная задолженность государственных организаций, включая задолженность органов социальной защиты по возмещению расходов, связанных с предоставлением льгот отдельным категориям абонентов, на 31 декабря 2005 г. составила 672 786 (2004 г. – 948 002) (см. Примечание 13). Доходы, полученные от данной категории абонентов, раскрыты в Примечании 23.

32. Расчеты и операции со связанными сторонами (продолжение)

Кредиторская задолженность (продолжение)

Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»

Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций» (далее «Партнерство») является аффилированной к ОАО «Связьинвест» компанией. Компания имеет договор с Партнерством на обеспечение последнего денежными средствами в целях реализации взаимовыгодных проектов от лица Компании и ее дочерних предприятий и аффилированных компаний ОАО «Связьинвест». Платежи Партнерству, включенные в состав прочих операционных расходов в прилагаемом консолидированном отчете о прибылях и убытках за год, закончившийся 31 декабря 2005 г., составили 167 004 (2004 г. – 162 200).

НПФ «Телеком-Союз»

В 2005 году заключен централизованный договор с негосударственным пенсионным фондом «Телеком – Союз» (Примечание 22). ОАО «Связьинвест» имеет большинство в Совете Директоров НПФ «Телеком-Союз» («Фонд»). Общая сумма взносов в данный Фонд в 2005 году составила 275 000 (2004 г. – 88 876).

Вознаграждение ключевому управленческому персоналу

Ключевой управленческий персонал состоит из членов Правления и Совета директоров Компании, количество которых составило 22 человек по состоянию на 31 декабря 2005 г. и 22 человек по состоянию на 31 декабря 2004 г. Общая сумма вознаграждения ключевому управленческому персоналу, отраженная в отчете о прибылях и убытках в составе статьи «Прочие операционные расходы» за год, заканчивающийся 31 декабря 2005 г. составила 36 392 (2004 г. – 30 907) и включает в себя вознаграждение за управленческие услуги.

33. Финансовые инструменты

Основные финансовые инструменты Компании включают банковские кредиты, финансовую аренду (лизинг), а также денежные средства и краткосрочные депозиты. Основной целью этих инструментов является привлечение средств для финансирования операций Компании. У Компании есть прочие финансовые активы и обязательства, такие, как торговая дебиторская и кредиторская задолженность, которые возникают непосредственно в ходе ее операционной деятельности.

Валютный риск

Валютный риск – это риск, который при изменении обменного курса отрицательно повлияет на статьи отчета о прибылях и убытках, баланса и/или отчета о движении денежных средств Компании. Обязательства (см. Примечание 18, 19, 20), выраженные в иностранной валюте, приводят к возникновению потенциального валютного риска.

Компания не осуществляет хеджирования валютных рисков связанных с совершаемыми операциями.

По состоянию на 31 декабря 2005 г. обязательства Компании в размере 1 854 936 (2004 г. – 1 741 463) выражены в иностранной валюте, включая обязательства, выраженные в долларах США в размере 1 523 920 (2004 г. – 1 416 135); в евро и других валютах в размере 330 016 (2004 г. – 325 328).

33. Финансовые инструменты (продолжение)

Валютный риск (продолжение)

За период с 1 января 2004 г. по 31 декабря 2005 г. курс российского рубля по отношению к доллару США снизился приблизительно на 3,7% и увеличился по отношению к евро приблизительно на 9,6%. Возможное снижение курса российского рубля может привести к росту фактической стоимости заимствований для Компании, а также затруднит привлечение заемных средств, в том числе для рефинансирования существующих долговых обязательств.

Риск изменения процентных ставок

Данный риск связан с изменением процентных ставок, которое может отрицательно сказаться на финансовых результатах Компании.

Нижеследующая таблица показывает расшифровку финансовых инструментов Компании, подверженных процентному риску, по срокам погашения по состоянию на 31 декабря 2005 и 2004 гг.:

На 31 декабря 2005 г.	< 1 года	1 - 5 лет	> 5 лет	Итого
Фиксированная ставка				
Краткосрочные обязательства	445 581	–	–	**445 581**
Долгосрочные обязательства	3 258 702	9 122 914	7 665	**12 389 281**
Обязательства по финансовому лизингу	311 788	570 463	44	**882 295**
Плавающая ставка				
Краткосрочные обязательства	292 974	–	–	**292 974**
Долгосрочные обязательства	468 657	160 257	–	**628 914**

На 31 декабря 2004 г.	**<1year**	**1–5years**	**>5years**	**Итого**
Фиксированная ставка				
Краткосрочные обязательства	1 651 020	–	–	1 651 020
Долгосрочные обязательства	2 084 246	5 142 694	7 635	7 234 575
Обязательства по финансовому лизингу	367 086	877 756	–	1 244 842
Плавающая ставка				
Долгосрочные обязательства	458 321	278 183	–	736 504

Ставки процента по финансовым инструментам с фиксированными ставками остаются неизменными до даты погашения инструмента. Остальные финансовые инструменты Компании не включенные в таблицу являются беспроцентными и, следовательно, не подвержены процентному риску.

Компания не имеет существенных процентных активов.

33. Финансовые инструменты (продолжение)

Кредитный риск

Кредитный риск заключается в том, что контрагент может не исполнить свои обязательства перед Компанией в срок, что повлечет за собой возникновение финансовых убытков.

Финансовые активы, по которым у Компании возникает потенциальный кредитный риск, представлены в основном дебиторской задолженностью покупателей и заказчиков. Балансовая стоимость дебиторской задолженности за вычетом резерва под снижение стоимости представляет собой максимальную сумму, подверженную кредитному риску. У Компании нет существенной концентрации кредитного риска в связи со значительностью клиентской базы Компании и осуществлением постоянных процедур контроля за кредитоспособностью заказчиков и прочих дебиторов. Часть дебиторской задолженности Компании приходится на долю государственных и прочих некоммерческих организаций. Политические и экономические факторы влияют на возможность получения данной задолженности. По мнению руководства, по состоянию на 31 декабря 2005 г. у Компании нет риска существенных убытков по данному и прочим видам дебиторской задолженности, под которые не созданы соответствующие резервы.

Компания размещает свободные денежные средства на депозитах в ряде российских коммерческих банков. Страхование банковских вкладов не предоставляется банкам, действующим в России. Для управления кредитным риском Компания распределяет свободные денежные средства между разными банками. Руководство Компании периодически анализирует кредитоспособность банков, в которых размещены денежные средства.

Справедливая стоимость

Справедливой стоимостью финансовых инструментов является сумма, за которую финансовый инструмент может быть обменен в процессе сделки между заинтересованными сторонами в данный момент времени (за исключением принудительной продажи или ликвидации). Наилучшим подтверждением справедливой стоимости являются рыночные цены.

(в тысячах рублей)

33. Финансовые инструменты (продолжение)

Справедливая стоимость

В таблице ниже приведено сопоставление балансовой и справедливой стоимости финансовых инструментов:

	2005 г.		2004 г.	
Вид финансовых инструментов	**Балансовая стоимость**	**Справедливая стоимость**	**Балансовая стоимость**	**Справедливая стоимость**
Финансовые активы				
Финансовые вложения в ассоциированные компании	50 584	50 584	35 735	35 735
Долгосрочные финансовые вложения, удерживаемые до погашения	491	491	30 000	30 000
Долгосрочные финансовые вложения, имеющиеся в наличии для продажи	76 108	76 108	42 360	42 360
Долгосрочная дебиторская задолженность	32 529	32 529	96 910	96 910
Долгосрочные займы выданные	53 276	53 276	81 811	81 811
Дебиторская задолженность	1 853 126	1 853 126	1 753 131	1 753 131
Краткосрочные финансовые вложения, удерживаемые до погашения	57 080	57 080	161 901	161 901
Краткосрочные финансовые вложения, доступные для продажи	91 117	91 117	–	–
Денежные средства и их эквиваленты	533 131	533 131	438 573	438 573
Итого	**2 747 442**	**2 747 442**	**2 640 421**	**2 640 421**
Финансовые обязательства				
Долгосрочные кредиты банков и займы организаций	3 735 716	3 735 716	3 562 409	3 562 409
Долгосрочные облигационные займы	8 974 037	8 753 673	4 053 952	3 741 570
Долгосрочные вексельные займы	241 249	241 249	221 217	221 217
Долгосрочные коммерческие кредиты	61 820	61 820	99 303	99 303
Долгосрочные обязательства по финансовому лизингу	882 295	882 295	1 244 842	1 244 842
Кредиторская задолженность	3 583 403	3 583 403	2 599 320	2 599 320
Краткосрочные кредиты банков и займы организаций	440 230	440 230	759 446	759 446
Краткосрочные вексельные займы	297 598	297 598	889 366	889 366
Итого	**18 216 348**	**17 995 984**	**13 429 855**	**13 117 473**

34. События, происшедшие после отчетной даты

Изменение в 2006 году схемы взаимодействия с ОАО «Ростелеком»

До 1 января 2006 г. Компания в соответствии ранее выданным Дополнением № 1 к Лицензии на предоставление услуг местной, внутризоновой телефонной связи, предоставляло пользователям услуги международной и междугородной телефонной связи от своего имени. При этом денежные средства, поступавшие на счета Компания за указанные услуги, являлись доходом Компании.

Согласно ранее действовавшей системе взаимоотношений между операторами связи, ОАО «Ростелеком» оказывало Компании услуги по пропуску междугородного и международного телефонного трафика. Компания выставляла счета абонентам местной сети за предоставление услуг международной и междугородной телефонной связи, используя собственную биллинговую систему. Компания проводила расчеты с ОАО «Ростелеком» за услуги по пропуску междугородного и международного трафика, а ОАО «Ростелеком» в свою очередь оплачивало Компании предоставление услуг завершения вызова. Компания проводила расчеты за услуги международной связи с пользователями по тарифам, установленным ОАО «Ростелеком», а расчеты за услуги междугородной связи – по тарифам, установленным МАП России.

В 2006 году отношения между Компанией и ОАО «Ростелеком» изменяются. Услуги международной и междугородной телефонной связи будет оказывать ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи будут являться доходом ОАО «Ростелеком».

В этой связи Компания заключила на 2006 год с ОАО «Ростелеком» договор смешанного типа (содержащий как элементы агентского договора, так и договора предоставления услуг), согласно которому обязуется оказывать ОАО «Ростелеком»:

- услуги по обработке заказа абонента при предоставлении ему доступа к услугам междугородней и международной связи по немедленной и заказной системе обслуживания;
- услуги биллинговой обработки услуг междугородней и международной связи;
- услуги по подготовке, формированию и хранению необходимых документов и отчетных форм;
- агентские услуги по сбору платежей с абонентов и информационно-справочному обслуживанию от имени и за счет ОАО «Ростелеком»;
- выполнять следующие действия: претензионно-исковая деятельность, доставка документов.

Кроме того, между Компанией и ОАО «Ростелеком» заключен договор о присоединении сетей электросвязи, в соответствии с которым Компания будет предоставлять ОАО «Ростелеком» услуги по пропуску трафика и получать от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Чтобы соответствовать новым требованиям законодательства, Компания должна обеспечить выполнение следующих условий:

- техническое соответствие сети Компании требованиям, установленным для сетей международной и междугородной связи, включая возможность доступа к сети из любого федерального административного округа Российской Федерации;
- готовность Компании предоставлять услуги междугородной и международной связи любому абоненту местной сети.

Выполнение описанных требований не потребует от Компании дополнительных существенных капитальных вложений, так как основные капитальные вложения были произведены в 2005 году.

34. События, происшедшие после отчетной даты (продолжение)

Введение в действие новых положений к Федеральному закону «О связи»

Законодательной базой для реформы российской телекоммуникационной отрасли служит Федеральный Закон «О связи», принятый в 2004 году. Для вступления Закона «О связи» в силу Правительство Российской Федерации утвердило ряд нормативно–правовых актов, регулирующих присоединение сетей связи, предоставление услуг местной, внутризоновой, междугородной и международной связи, условия лицензирования и пр. Переход с 1 января 2006 г. на новую систему взаимоотношений между операторами связи связан с этими новыми требованиями российского законодательства.

С 1 января 2006 г. вступает в силу ряд нормативных актов, предусмотренных Федеральным законом
«О связи»:

- Постановление Правительства Российской Федерации от 28 марта 2005 г. № 161, утвердившее «Правила присоединения сетей электросвязи и их взаимодействия» (с изменениями и дополнениями от 30 июня и 29 декабря 2005 г.);
- Постановление Правительства Российской Федерации от 18 мая 2005 г. № 310, утвердившее «Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи» (с изменениями и дополнениями от 30 июня и 29 декабря 2005 г.);
- **Error! Hyperlink reference not valid.**» (с изменениями и дополнениями от 24 октября 2005 г.);
- Приказ Мининформсвязи РФ от 8 августа 2005 г. № 97 «Об утверждении требований к построению телефонной сети связи общего пользования»;
- Приказ Мининформсвязи РФ от 8 августа 2005 г. № 98 «Об утверждении требований к порядку пропуска трафика в телефонной сети связи общего пользования».

Изменение схемы взаимодействия с присоединенными операторами

В соответствии с нормативными правовыми актами, вступившими в силу с 1 января 2006 г., существенно изменился также порядок расчетов с присоединенными операторами.

До 1 января 2006 г. расчеты за услуги присоединения и пропуска трафика в части услуг местной телефонной связи носили односторонний характер, в части услуг международной, междугородной и внутризоновой телефонной связи присоединенные операторы получали долю доходов от оказания данных услуг в зависимости от степени участия в технологическом процессе их предоставления.

После 1 января 2006 г. расчеты за услуги присоединения и пропуска трафика при оказании всех видов услуг телефонной связи носят взаимный характер и состоят из следующих видов платежей:

- плата за организацию точки присоединения;
- плата за пользование точкой присоединения;
- плата за каждую минуту пропущенного трафика.

Таким образом, наряду с появляющимися дополнительно доходами от услуг присоединения и пропуска трафика у Компании возникают дополнительные расходы, связанные с платежами операторам за организацию точек присоединения, пользование точками присоединения и пропуск трафика по сети оператора.

34. События, происшедшие после отчетной даты (продолжение)

Изменение схемы взаимодействия с присоединенными операторами (продолжение)

Выполнение описанных выше требований потребует от Компании дополнительных капитальных вложений. В 2006 году капитальные вложения на дооборудование станций по учету трафика в точках присоединения составят 144 200.

На начало апреля 2006 года договоры о присоединении и пропуске трафика заключены с операторами междугородной и международной телефонной связи ОАО «Ростелеком» и ОАО «Межрегиональный ТранзитТелеком».

В настоящее время Компания проводит договорную кампанию по перезаключению действующих договоров с присоединенными операторами. Заключение договоров ожидается в июне 2006 года.

Кроме того, услуги по присоединению и пропуску трафика стали услугами, цены на которые регулируются государством. Соответственно, порядок их формирования, включая определение размера прибыли, учитываемого в таких ценах, определяется соответствующим регулирующим органом.

Налог на добавленную стоимость

Федеральным законом от 22 июля 2005 г. № 119-ФЗ внесены изменения в главу 21 Налогового Кодекса Российской Федерации, которые вступают в действие с 1 января 2006 г. и устанавливают момент определения налоговой базы по налогу на добавленную стоимость при реализации (передаче) товаров (работ, услуг) как наиболее раннюю из двух дат:

- день отгрузки (передачи) товаров (работ, услуг),
- день оплаты, частичной оплаты в счет предстоящих поставок товаров (выполнения работ, оказания услуг), передачи имущественных прав.

Покупка акций ОАО «Национальная телевизионная компания «ЗВЕЗДА»

В соответствии с решением Совета директоров от 20 января 2006 г. Компания в январе 2006 года приобрела 350 обыкновенных акций ОАО «Национальная телевизионная компания «Звезда» за 47 410. Акции приобретены с целью развития компании. Всего Компании принадлежит 1,67% уставного капитала ОАО «Национальная телевизионная компания «Звезда».

Покупка акций ОАО «Ринет»

В соответствии с решением Совета директоров от 27 декабря 2005 г. Компания в апреле 2006 года приобрела 490 штук обыкновенных акций ОАО «Ринет» за 9 920. Акции приобретены с целью развития компании. Всего Компании принадлежит 100 % уставного капитала ОАО «Ринет».

Продажа доли в ЗАО «Сибирская Сотовая Связь»

В феврале 2006 года Компания продала все принадлежащие ей 1 710 обыкновенных акций ЗАО «Сибирская Сотовая Связь» за 91 117. Продажа была одобрена Советом Директоров от 27 декабря 2005 г.

34. События, происшедшие после отчетной даты (продолжение)

Выпуск облигаций

В мае 2006 года Компания зарегистрировала выпуск 2 000 000 процентных облигаций на предъявителя серии 07 номинальной стоимостью 1 тысяча рублей каждая. Облигации имеют 6 полугодовых купонов. Эффективная процентная ставка определена в размере 8,65%. Облигации подлежат погашению через 3 года со дня размещения, в мае 2009 года. Оферта по данным облигациям не предоставляется.

Кредитные договоры

ЗАО ИНГ Банк (Евразия)
В течение 2006 года Компания получила транш на сумму 4 350 тыс. долларов США в рамках договора невозобновляемой кредитной линии с лимитом задолженности в 5 000 тыс. долларов США, заключенного с ЗАО ИНГ Банк (Евразия). Проценты по данному договору начисляются по плавающей процентной ставке Libor+3,15%.

ЗАО «Газпромбанк»
В 2006 году Компания заключила договор кредитной линии с лимитом задолженности 420 000, с ЗАО «Газпромбанк». Проценты по данному договору начисляются по ставке 10,5%.

Сбербанк
В марте 2006 года был заключен договор об открытии возобновляемой кредитной линии с Сбербанком с лимитом в сумме 300 000. В рамках данной линии в марте 2006 года было получено 203 500. Проценты по данному договору начисляются по ставке 8%.

ОАО «Промсвязьбанк»
5 мая 2006 г. дочерняя компания ЗАО «Байкалвестком» заключила договор об открытии кредитной линии с ОАО «Промсвязьбанк» на сумму 20 000 тысяч долларов США.

Дивиденды

Совет директоров Компании предложит на рассмотрение общему годовому собранию акционеров, которое состоится 19 июня 2006 г., дивиденды за 2005 год в следующем размере:

Дивиденды по итогам 2005 года

Дивиденды по обыкновенным акциям – 0,013773 рублей на акцию	165 433
Дивиденды по привилегированным акциям – 0,017792 рублей на акцию	69 539
Итого	**234 972**

Увольнение персонала

В рамках Программы оптимизации численности персонала, утвержденной Правлением Компании в период с 31 декабря 2005 г. до даты подписания отчетности за 2005 год уволено 1 839 сотрудников, которым выплачено выходных пособий и компенсаций на сумму 44 804 тыс. руб.

34. События, происшедшие после отчетной даты (продолжение)

Статус существенного оператора

В соответствии с приказами Федеральной службы по надзору в сфере связи № 39 от 21 октября 2005 г., №№ 40 и 31 от 24 октября 2005 г., № 52 от 22 декабря 2005 г. Компания включена в Реестр операторов, занимающих существенное положение в сети связи общего пользования.

Оператор, занимающий существенное положение в сети связи общего пользования, в целях обеспечения недискриминационного доступа на рынок услуг связи в сходных обстоятельствах, обязан устанавливать равные условия присоединения сетей электросвязи и пропуска трафика для операторов связи, оказывающих аналогичные услуги, а также предоставлять информацию и оказывать этим операторам связи услуги присоединения и услуги по пропуску трафика на тех же условиях и того же качества, что и для своих структурных подразделений и (или) аффилированных лиц.

Оператор, занимающий существенное положение в сети связи общего пользования на территориях нескольких субъектов Российской Федерации, устанавл ивает условия присоединения сетей электросвязи и пропуска трафика отдельно на территории каждого субъекта Российской Федерации.

Отказ оператора, занимающего существенное положение в сети связи общего пользования, от заключения договора о присоединении сетей электросвязи не допускается, за исключением случаев, если осуществление присоединения сетей электросвязи и их взаимодействия противоречит условиям лицензий, выданных операторам связи, или нормативным правовым актам, определяющим построение и функционирование единой сети электросвязи Российской Федерации.

Цены на услуги присоединения и услуги по пропуску трафика, оказываемые операторами, занимающими существенное положение в сети связи общего пользования, подлежат государственному регулированию. Перечень услуг присоединения и услуг по пропуску трафика, цены на которые подлежат государственному регулированию, а также порядок их регулирования устанавливается Правительством Российской Федерации.

Тарифы на телекоммуникационные услуги

Согласно Постановлению Правительства РФ № 627 от 19 октября 2005 г., расчетные цены (включая цены на услуги инициирования, завершения и транзита вызова), устанавливаемые операторами, которые занимают существенное положение в сети связи общего пользования (существенные операторы), подлежат регулированию Федеральной службой по надзору в сфере связи (Россвязьнадозор) по согласованию с Федеральной службой по тарифам (ФСТ) в соответствии с Федеральным Законом «О естественных монополиях».

В ноябре 2005 года Компания направила в Россвязнадзор обращение с предложением тарифов на утверждение, которые рассчитаны в рамках цен, действующих в 2005 году. Указанные тарифы не утверждены Россвязьнадзором по причине отсутствия утвержденной Методики расчета экономически обоснованных затрат, на основании которой должны быть установлены соответствующие цены. При этом до утверждения Федеральной службой по надзору в сфере связи предельных цен на услуги присоединения и пропуска трафика, Россвязьнадзор разрешил Компании самостоятельно установить цены.

Федеральная служба по тарифам России в декабре 2005 года утвердила компенсационную надбавку в размере 0,54 рублей за минуту, применяемую к цене на услуги инициирования, оказываемые Компанией как существенным оператором связи. Данная надбавка применяется с 1 января 2006 г. и позволяет операторам покрывать разницы между доходами и экономически обоснованными затратами на оказание услуг внутризоновой и местной телефонной связи.

34. События, произошедшие после отчетной даты (продолжение)

Оказание универсальных услуг связи

Универсальные услуги связи – это услуги связи, оказание которых любому пользователю услугами связи на всей территории Российской Федерации в заданный срок, с установленным качеством и по доступной цене является обязательным для операторов универсального обслуживания. Оказание универсальных услуг связи осуществляется операторами универсального обслуживания, отбор которых осуществляется по результатам конкурса или в порядке назначения в соответствии с Федеральным законом для каждого субъекта Российской Федерации.

В начале 2006 года Компания выиграла несколько конкурсов по оказанию услуг универсального обслуживания на территории Сибирского Федерального Округа.

В 2006 году также планируется проведение ряда дополнительных конкурсов на оказание универсальных услуг связи. Компания намерена принять участие в конкурсе на право оказания универсальных услуг. Под реализацию услуг Компания намерена дополнительно выделить средства на инвестиции, необходимые для начала оказания услуги.

В случае отсутствия заявок на участие в конкурсе или невозможности выявления победителя оказание универсальных услуг связи будет возложено Правительством Российской Федерации по представлению федерального органа исполнительной власти в области связи на Компанию, ввиду признания ее существенным оператором связи. Компания, являясь существенным оператором, не вправе отказаться от возложенной на нее обязанности по оказанию универсальных услуг связи.

Отмена платы за входящие звонки

В марте 2006 года Президентом Российской Федерации были одобрены поправки к Федеральному Закону «О связи», предусматривающие отмену платы за входящие звонки, установленные в результате вызова другими абонентами. Исключение составят лишь отдельные случаи, перечисленные в Федеральном законе «О связи».

Данные изменения в основном окажут влияние на расчеты Компании с операторами подвижной связи.

С момента вступления в силу указанной поправки операторам связи, Федеральной службой по тарифам России будут установлены тарифы на внутризоновые соединения абонентов с абонентами операторов сетей подвижной радиотелефонной связи. После чего Компанией будут заключены дополнительные соглашения к договорам с операторами подвижной радиотелефонной связи.

Таким образом, во второй половине 2006 года у Компании вырастут доходы от услуг внутризоновой телефонной связи, при этом, появятся дополнительные расходы по оплате услуг завершения вызова на сети оператора подвижной связи.

Влияние новых правил оказания услуг связи на финансовую отчетность

По мнению руководства Компании, переход к новым правилам предоставления услуг связи окажет влияние на величину доходов и расходов Компании, однако в настоящее время Компания не может оценить существенность эффекта от указанных изменений на финансовое положение и результаты ее деятельности.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities"

08.08.2006

The Statement provides information about including of Sibirtelecom OJSC's

interest bearing certified nonconvertible bearer bonds, issue 07

in the "List of non-listed securities (securities allowable to trade without listing)" at Moscow Interbank Currency Exchange CJSC.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other profit making organization"

16.10.2006

The Statement provides information about decrease of Sibirtelecom OJSC's shareholdings in Joint Stock Commercial Bank "AltayBiznes-Bank" (OJSC) from 5,7% to 0%.

Participation share of Sibirtelecom OJSC in Joint Stock Commercial Bank "AltayBiznes-Bank" (OJSC)'s charter capital decreased from 5,7% to 0%.

The date of decrease is October 13, 2006.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of Issuer's shareholdings in other profit making organizations"

19.10.2006

The Statement provides information about increase of Sibirtelecom OJSC's shareholdings in "Joint Sock Company of Telephone Communication Development "Mobiltelecom" OJSC from 64,99% to 90,09%.

Participation share of Sibirtelecom OJSC in "Joint Sock Company of Telephone Communication Development "Mobiltelecom" OJSC s charter capital increased from 64,99% to 90,09%.

The date of increase is October 18, 2006.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Decisions adopted by the Board of Directors"

21.11.2006

The Statement provides information about the decision of the Sibirtelecom OJSC's Board of Directors adopted November 29, 2006 concerning appointment of a Deputy General Director for a position of a member of Sibirtelecom OJSC management.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of Issuer's shareholdings in other profit making organization"

22.11.2006

The Statement provides information about decrease of Sibirtelecom OJSC's shareholdings in "Yellow Pages – Tomsktelecom" CJSC from 33,33% to 0%.

Participation share of Sibirtelecom OJSC in "Yellow Pages – Tomsktelecom" CJSC's charter capital decreased from 33,33% to 0%.

The date of decrease is November 21, 2006.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Decisions adopted by the Board of Directors"

06.12.2006

The Statement provides information about the decision of the Sibirtelecom OJSC's Board of Directors adopted 30 November 2006 concerning the following question: to terminate the powers of two members of the Sibirtelecom OJSC management prematurely of their own free will.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of Issuer's shareholdings in other profit making organizations"

07.12.2006

The Statement provides information about increase of Sibirtelecom OJSC's shareholdings in "ATS-47" CJSC from 49,91% to 99,99%.

Participation share of Sibirtelecom OJSC in "ATS-47" CJSC's charter capital increased from 49,91% to 99,99%.

The date of increase is December 6, 2006.

IV-1

Summary of the Sibirtelecom OJSC Affiliates List
(the "List)
Code of the Issuer – 00195 A
as of September 30, 2006

The List contains detailed information on the Sibirtelecom OJSC affiliated legal and natural persons, including their full name, address of a legal person, type of affiliation and date of affiliation, percentage of ordinary shares belonging to them, percentage of their participation in the charter capital. The second part of the List contains changes that took place from July 1, 2006 till September 30, 2006.

(Original full document in Russian is enclosed herewith)

Список аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 00195-A

на 30.09.2006

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

__.10.2006 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

I. Состав аффилированных лиц на 30 09 2006

N п/п	Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
1	2	3	4	5	6	7
1	НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
			Является членом Совета директоров акционерного общества	19.06.2006		
			Является членом Правления акционерного общества	21.07.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
2	БЕЛЯЕВ КОНСТАНТИН		Является членом Совета	19.06.2006	-	-

	ВЛАДИМИРОВИЧ		директоров акционерного общества			
3	БЕСКОРОВАЙНЫЙ АНДРЕЙ ВЛАДИМИРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
4	ЕРМОЛИЧ АЛЕКСАНДР АРКАДЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
5	ЗАБУЗОВА ЕЛЕНА ВИКТОРОВНА		Является членом Совета директоров акционерного общества	19.06.2006	-	-
6	КОВАЛЕНКО ГЕННАДИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
7	КУЗНЕЦОВ СЕРГЕЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
8	РЕПИН ИГОРЬ НИКОЛАЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
9	СИТНИКОВ СЕРГЕЙ ГЕОРГИЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,000596%	0,000733%
10	СТАТЬИН ВЛАДИМИР АНАТОЛЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,0003%	0,0004%
11	ЧЕЧЕЛЬНИЦКИЙ ЕВГЕНИЙ АЛЕКСАНДРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
12	БОРЗЕНКО ИВАН ИВАНОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,000239%	0,0001%
13	ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		
14	ДАДЫКИН ИВАН ВИТАЛЬЕВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
15	КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,0249%	0,0296%
16	НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-

			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		
17	ПОНОМАРЕВ ИЛЬЯ ВЛАДИМИРОВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
18	ЧЕРНИКОВА ТАМАРА АЛЕКСЕЕВНА		Является членом Правления акционерного общества	21.07.2006	-	-
19	ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		
20	ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,00008%	-
22	ГРИШКО НИКОЛАЙ АЛЕКСАНДРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	0,00045%	-
23	ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		
24	ПОЛИЩУК ПАВЕЛ ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физическое лицо, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

25	ШИРШОВ ОЛЕГ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004	0,0033%	0,00396%
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		
26	КОЗИН ВЛАДИМИР ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006	-	-

27	РЕРИХ ВЛАДИМИР ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006	0,00071%	0.00025%
28	ШЕРАШОВ ЮРИЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006	0,00033%	-
29	ПИРОЖКОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		
30	ВЕЛИЧКО ВЯЧЕСЛАВ ВИТАЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс	16.06.2006	0,000008%	0.000011%

			Эм»			
31	ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	-	-
32	ЗДАРОВ АНДРЕЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-
33	РЫЖОВ ВЛАДИМИР АНАТОЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	01.03.2005	-	-
34	МИХАЙЛОВ МИХАИЛ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006	0,000026%	0,000034%

35	НОЗДРИН АЛЕКСЕЙ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006		
36	АЛЕКСЕЕВ ВАЛЕРИЙ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	0,035396%	0,044343%
37	БОДРОВА ЕЛЕНА МИХАЙЛОВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-
38	ПОДОЛЯНЧЕНКО ИГОРЬ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-

			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		
			Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		
39	БЕЛЕНЬКИЙ ВАЛЕРИЙ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	-	-
40	КУПРИЯНОВ ЮРИЙ ГЕННАДЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	0,000503%	-
41	СИМАКОВ СЕРГЕЙ ИВАНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют	16.06.2006	0,009947%	0,011957%

			более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»			
42	ПОДОЛЬСКАЯ АЛЛА НИКОЛАЕВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-
43	ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006	0,00785%	0,006894%
44	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНВЕСТИЦИОННАЯ КОМПАНИЯ СВЯЗИ»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	Имеет право распоряжаться более чем 20 процентами голосующих акций общества	12.11.1996	38,23%	50,67%
45	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтел»)	656099, г. Барнаул, ул. Ленина, 54В	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
46	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «БАЙКАЛВЕСТКОМ»	664005, г. Иркутск, ул. 2-я Железнодорожная, 68	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
47	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЕНИСЕЙТЕЛЕКОМ»	660020, г. Красноярск, ул. Качинская, 20	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
48	ЗАКРЫТОЕ	650099, г. Кемерово,	В данном юридическом лице	30.11.2002	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	пр. Советский, 61	акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества			
49	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧитаНЭТ»	672000г. Чита, ул. Чайковского, 22	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
50	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НГТС-ПЕЙДЖ»	630078, г. Новосибирск, ул. Выставочная, 15/3	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
51	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОН – СЕТЬ»	630009, г. Новосибирск, ул. Добролюбова,12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	03.07.1997	-	-
52	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ИНВЕСТИЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтинком»)	656049, г. Барнаул, ул. Интернациональная, 74	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
53	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКЦИОНЕРНАЯ КОМПАНИЯ РАЗВИТИЯ ТЕЛЕФОННОЙ СВЯЗИ «МОБИЛТЕЛЕКОМ» (ОАО «АК Мобилтелеком»)	670000, г. Улан-Удэ, ул. Сухэ-Батора, 7	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	0,000314%	0,000416%
54	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОНАЛЬНЫЕ ИНФОРМАЦИОННЫЕ СЕТИ», (ОАО «РИНЕТ»)	630099, г.Новосибирск, ул. Трудовая, 1	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
55	ЗАКРЫТОЕ	630099, г. Новосибирск,	В данном юридическом лице	29.12.2000	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «НОВОКОМ»	ул. Октябрьская, 17	акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества			
56	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕРОСС – НОВОСИБИРСК»	630099, г. Новосибирск, ул. Ленина, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	04.10.1994	-	-
57	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-41»	665700, Иркутская область, г. Братск, ул. Мира, 27	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
58	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-32»	664002, г. Иркутск, ул. Мира, 94	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
59	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИРКУТСКАЯ РАСЧЕТНАЯ ПАЛАТА»	664025, г. Иркутск, ул. Российская, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
60	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЖЕЛТЫЕ СТРАНИЦЫ – ТОМСКТЕЛЕКОМ»	634034, г. Томск, ул. Кулева, 32	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
61	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВАЯ СЕТЬ И ТЕЛЕКОММУНИКАЦИОННЫЕ СИСТЕМЫ НОВОСИБИРСКОЙ ОБЛАСТИ»	630099, г. Новосибирск, Красный проспект, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	22.01.1996	-	-
62	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬИНВЕСТ-МЕДИА-	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном	03.10.2001	-	-

	СИБИРЬ»		капитале общества			
63	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	25.02.2004	-	-
64	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСВЯЗЬ»	656049, Алтайский край, г. Барнаул, пр.Красноармейский, 61а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.02.2005	-	-
65	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО МЕЖДУГОРОДНОЙ И МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»	191002 г. Санкт-Петербург, ул. Достоевского, д.15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
66	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВОЛГАТЕЛЕКОМ»	603000 г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
67	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»	690950 г. Владивосток, ул. Светланская, 57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
68	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186, г. Санкт-Петербург, ул. Гороховая, д.14/26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
69	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УРАЛСВЯЗЬИНФОРМ»	620014 г. Екатеринбург, ул. Московская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
70	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОН НАЯ КОМПАНИЯ»	141400 Московская область, г. Химки, ул. Пролетарская, 23	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-

71	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	350000 г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
72	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН (ОАО «Дагсвязьинформ»)	367000, Республика Дагестан, г. Махачкала, пр. Расула Гамзатова, д.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
73	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГИПРОСВЯЗЬ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
74	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНЫЙ ТЕЛЕГРАФ»	125375 г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
75	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОБИЛЬНЫЕ ТЕЛЕКОММУНИКАЦИИ»	119121 г. Москва, ул. Плющиха, д.55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.09.1998	-	-
76	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «РОСТЕЛЕКОМ-БЕЗОПАСНОСТЬ»	127486, г. Москва, ул. Дегунинская, д.2, корп.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2002	-	-
77	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТРАХОВАЯ КОМПАНИЯ ПРОФСОЮЗА РАБОТНИКОВ СВЯЗИ «КОСТАРС»	129278, г.Москва, ул. Павла Корчагина, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.10.1993	-	-
78	ДЗАО «АРМАВИРСКИЙ ЗАВОД СВЯЗИ»	352903 Краснодарский край, г. Армавир, ул. Урупская, 1-а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-
79	ЗАКРЫТОЕ	614096 г. Пермь,	Акционерное общество входит в	30.04.1998	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «АКИБ РАЗВИТИЯ СРЕДСТВ СВЯЗИ И ИНФОРМАТИКИ «ПОЧТОБАНК»	ул. Ленина, 68	одну группу лиц с данным юридическим лицом			
80	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЕСТЕЛКОМ»	127018 г. Москва, ул. Сущевский вал, д.26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	10.10.2002	-	-
81	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЛАДИМИР – ТЕЛЕСЕРВИС»	600017 г. Владимир, ул. Гороховая, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
82	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБАЛСТАР КОСМИЧЕСКИЕ ТЕЛЕКОММУНИКАЦИИ»	127427 г. Москва, ул. Дубовая Роща, д.25, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.09.1996	-	-
83	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НАРОДНЫЙ ТЕЛЕФОН САРАТОВ»	410600 г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
84	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДСКАЯ СОТОВАЯ СВЯЗЬ»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.03.1995	-	-
85	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДТЕЛЕСЕРВИС»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.02.1997	-	-
86	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «НОВГОРОД ДЕЙТАКОМ»	173526, г. Великий Новгород, Панковка, ул. Индустриальная, д.22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.06.2005	-	-
87	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОРЕНБУРГ GSM»	460000 г. Оренбург, ул. Володарского, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

88	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕРМТЕЛЕКОМ»	614000 г. Пермь, ул. Подлесная, 45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.07.1995	-	-
89	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РОСТЕЛЕГРАФ»	103375 г. Москва, ул. Тверская, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.09.1995	-	-
90	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТК-ЦЕНТР»	107078 г. Москва, ул. Каланчеевская, д.15 а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.05.1997	-	-
91	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432980 г. Ульяновск, ул. Л.Толстого, д.60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
92	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Гагарина, д.20а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
93	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТАВТЕЛЕКОМ ИМ.В.И.КУЗЬМИНОВА»	355035 г. Ставрополь, пр. Октябрьской Революции,10/12	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.09.1995	-	-
94	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМ» РЯЗАНСКОЙ ОБЛАСТИ	390006 г.Рязань, ул.Свободы, д.36	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
95	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АМТ»	191186, г.Санкт-Петербург, ул. Б.Морская, д.24, каб.235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.12.2001	-	-
96	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БОНА»	163061 г. Архангельск, пр.Троицкий, д.45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
97	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЛАДИМИРСКИЙ ТАКСОФОН»	600014 г. Владимир, пр-т Строителей, 32 «а»	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
98	ОБЩЕСТВО С	610000, г.Киров,	Акционерное общество входит в	1994	-	-

	ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЯТКАСВЯЗЬСЕРВИС»	ул.Дрелевского, 43/1	одну группу лиц с данным юридическим лицом			
99	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНФОРМТЕК»	334200 Украина, Крым, г.Ялта, ул.Соханя, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	05.11.1997	-	-
100	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «МОБИЛКОМ»	600017, г. Владимир, ул. Мира, д.17	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
101	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕПОРТ ИВАНОВО» (ТПИ)	153032 г. Иваново, ул.Ташкентская, 90	Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.06.2005	-	-
102	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153017 г.Иваново, 2-ой Минский пер., д.6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
103	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-ТЕРМИНАЛ»	153000 г.Иваново, пр.Ленина, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
104	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПТРК «УРАЛ-ИНФОРМ ТВ»	614060 г.Пермь, ул.Крупской, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.03.1995	-	-
105	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ФАКТОРИАЛ-99»	344082 г. Ростов-на-Дону, пер. Братский, 47	Акционерное общество входит в одну группу лиц с данным юридическим лицом	06.11.1997	-	-
106	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ РОССИЙСКО-АМЕРИКАНСКОЕ СП «ИЖКОМ»	426057 г. Ижевск, ул. Пушкинская, 278	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
107	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ	390046, г. Рязань, ул. Есенина, 21	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-

	«СВЯЗЬ-СЕРВИС-ИРГА»					
108	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕСВЯЗЬИНФОРМ»	430000 г. Саранск, ул. Большевистская, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
109	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОЗДОРОВИТЕЛЬНЫЙ КОМПЛЕКС «ОРБИТА»	352840 Краснодарский край, Туапсинский район, с. Ольгинка	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.12.2000	-	-
110	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «ЗАЩИТА»	400005 г.Волгоград, ул. Советская, 47/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.2002	-	-
111	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНТМАШСЕРВИС»	400131 г.Волгоград, ул. Голубинская, 8	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.1997	-	-
112	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТЕЛ»	125375, г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.03.1998	-	-
113	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОТКРЫТЫЕ КОММУНИКАЦИИ»	125993, г. Москва, ул. Правды, 24, стр. 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	07.08.2000	-	-
114	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНКОМ»	121021 г. Москва, Зубовский бульвар, 27/26, стр.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
115	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМСИТИ»	103091, г. Москва, ул. Делегатская, д. 5	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997	-	-
116	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮГСВЯЗЬСТРОЙ»	350040, г. Краснодар, ул. Айвазовского, 110/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.01.2001	-	-
117	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОСКОВСКИЙ ЦЕНТР	121002, г. Москва, ул. Арбат, 46	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.10.2002	-	-

	НОВЫХ ТЕХНОЛОГИЙ И ТЕЛЕКОММУНИКАЦИЙ»					
118	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАНСИОНАТ «МАЛАХИТ»	334200 Украина, Автономная республика Крым, г. Ялта, ул. Щербака, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
119	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЮГ-ГИПРОСВЯЗЬ»	350062 г. Краснодар, ул. Гагарина, 67	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.01.2003	-	-
120	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬПРОЕКТСЕРВИС»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.04.1999	-	-
121	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-КОНСАЛТИНГ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-
122	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРТЕЛЕКОМСЕРВИС»	141400, Московская область, г. Химки, ул. Пролетарская, 23, ком 101	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.04.2003	-	-
123	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТАТИНКОМ-Т»	420140, Республика Татастан, г. Казань, ул. Ломжинская, д. 20А	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.10.2003	-	-
124	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РУСЛИЗИНГСВЯЗЬ"	119991 ГСП-1 г. Москва В49, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.05.1997	-	-
125	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СТАРТКОМ"	117909 г. Москва, ГСП-1, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.08.1998	-	-
126	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ФК-СВЯЗЬ"	109316 г. Москва, Волгоградский пр-т, 14	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.07.1998	-	-
127	ОБЩЕСТВО С ОГРАНИЧЕННОЙ	118732, Ленинградская обл., Приозерский р-н,	Акционерное общество входит в одну группу лиц с данным	26.11.2003	-	-

	ОТВЕТСТВЕННОСТЬЮ "РПК "СВЯЗИСТ"	поселок Петровское	юридическим лицом			
128	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РСУ-ТЕЛЕКОМ"	198095, г. Санкт-Петербург, пр. Стачек, д.18, корп.2, литер Б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	25.11.2003	-	-
129	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «АРТЕЛЕКОМ СЕРВИС»	163071, г.Архангельск , проезд Приорова , д.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
130	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИК "СВЯЗЬ"	167610, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.1997	-	-
131	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ЮТК-ФИНАНС"	350000, г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.03.2003	-	-
132	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РОССИЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ"	101000, г. Москва, ул. Маросейка, 2/15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	02.03.2004	-	-
133	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ТРАНССВЯЗЬ"	603035, г. Нижний Новгород, ул. Чаалаева, 2а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997	-	-
134	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ПАРМА ПЕЙДЖИНГ"	167610, республика Коми, г. Сыктывкар, ул. Коммунистическая, 31	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.2004	-	-
135	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТО «АКЦЕНТ»	350020, г. Краснодар, ул. Коммунаров, 235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.08.2004	-	-
136	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТВЕРЬТЕЛЕКОМ»	170000, г. Тверь, ул. Новоторжская, 24	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.05.1998	-	-
137	ОБЩЕСТВО С ОГРАНИЧЕННОЙ	191186, г. Санкт-Петербург, ул. Большая	Акционерное общество входит в одну группу лиц с данным	11.10.2004	-	-

	ОТВЕТСТВЕННОСТЬЮ «СЗТ-ФИНАНС»	Морская, 26, каб. 422	юридическим лицом			
138	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТРК «ФОТОН»	350001, г. Краснодар, ул. Железнодорожная, 30	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.06.2004	-	-
139	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ КОММЕРЧЕСКИЕ СЕТИ «ОМРИКС»	460018, г. Оренбург, ул. Терешковой, 10	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
140	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СЕВЕРО-ЗАПАД»	197110, г.Санкт-Петербург, Константиновский пр-т, д.11а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.02.2005	-	-
141	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620134, г.Екатеринбург, ул. Дружининская, 48а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-
142	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г.Саранск, ул. Косарева, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005	-	-
143	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БЕСПРОВОДНЫЕ ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ»	г. Южно-Сахалинск, ул. Ленина, д.220	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.04..2005	-	-
144	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕГРАТОР.РУ»	690950, г.Владивосток, ул. Светланская, д.57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	31.05.2005	-	-
145	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АССОЦИАЦИЯ КАНАЛ ТВ»	454126, г. Челябинск, ул. Витебская, 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-
146	ОТКРЫТОЕ АКЦИОНЕРНОЕ	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным	30.06.2005	-	-

	ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ СВЯЗИ (СВЯЗЬИНТЕК)»		юридическим лицом			
147	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "НИЖЕГОРОДСКИЙ ТЕЛЕСЕРВИС"	603000, г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.07.2005	-	-
148	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "САХАЛИНУГОЛЬ-ТЕЛЕКОМ"	693000, г.Южно-Сахалинск, ул. Карла Маркса, 32	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2005	-	-
149	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "НАЦИОНАЛЬНАЯ ТАКСОФОННАЯ СЕТЬ"	119121, г. Москва, ул. Плющиха, 55, стр.22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	25.11.2004	-	-
150	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС»	170000, г.Тверь, ул. Новоторжская, 22а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2005	-	-
151	НЕКОММЕРЧЕСКОЕ ПАРТНЕРСТВО «ЦЕНТР ИССЛЕДОВАНИЯ ПРОБЛЕМ РАЗВИТИЯ ТЕЛЕКОММУНИКАЦИЙ»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.2001	-	-
152	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБУС–ТЕЛЕКОМ»	127018, г. Москва, ул. Образцова, д.38	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
153	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМЦЕНТР»	127550, г. Москва, Дмитровское шоссе, д.33 корп.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
154	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗЕБРА ТЕЛЕКОМ»	103051, г. Москва, ул. Трубная, д.24, корп.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
155	ОТКРЫТОЕ АКЦИОНЕРНОЕ	675000, г. Благовещенск, ул. Шевченко, д.7	Акционерное общество входит в одну группу лиц с данным	21.07.2006	-	-

	ОБЩЕСТВО «А-СВЯЗЬ»		юридическим лицом			

II. Изменения, произошедшие в списке аффилированных лиц, за период

с 01 07 2006 по 30 09 2006

N п/п	Содержание изменения	Дата наступления изменения	Дата внессния изменения в список аффилированных лиц
1	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	04.04.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБУС–ТЕЛЕКОМ»	127018, г. Москва, ул. Образцова, д.38	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	26.04.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМЦЕНТР»	127550, г. Москва, Дмитровское шоссе, д.33 корп.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	28.04.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ-КОМПЛЕКТ»	454087 г. Челябинск, ул. Дарвина, д.4а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.09.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	06.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТР ВНЕДРЕНИЯ СПЕЦИАЛИЗИРОВАННЫХ СИСТЕМ»	454000 г. Челябинск, ул. Кирова, 161	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.09.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	07.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЛАД ПЕЙДЖ»	600017 г. Владимир, ул.Горького, 42	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	14.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗЕБРА ТЕЛЕКОМ»	103051, г. Москва, ул. Трубная, д.24, корп.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	23.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «А-СВЯЗЬ»	675000, г. Благовещенск, ул. Шевченко, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
8	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	29.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕБАРЕНЦ»	185014 г. Петрозаводск, ул. Парковая, д.37	Акционерное общество входит в одну группу лиц с данным юридическим лицом	10.07.1996	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
9	Изменен адрес места нахождения юридического лица.	30.06.2006	21.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО	103091 г. Москва, ул. Делегатская, 5	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-

МЕЖДУГОРОДНОЙ И МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»					

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО МЕЖДУГОРОДНОЙ И МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»	191002 г. Санкт-Петербург, ул. Достоевского, д.15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-

Содержание сведений об аффилированном лице *до* изменения:

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ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186 г. Санкт-Петербург, ул. Б. Морская, 26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-

Содержание сведений об аффилированном лице *после* изменения:

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ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186, г. Санкт-Петербург, ул. Гороховая, д.14/26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН (ОАО «Дагсвязьинформ»)	367012 Республика Дагестан, г. Махачкала-12, пр-т Ленина, 3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-

Содержание сведений об аффилированном лице *после* изменения:

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ОТКРЫТОЕ	367000, Республика	Акционерное общество входит в	18.09.1995	-	-

АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН (ОАО «Дагсвязьинформ»)	Дагестан, г. Махачкала, пр. Расула Гамзатова, д.3	одну группу лиц с данным юридическим лицом			

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г. Саранск, ул. Коммунистическая, 54	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г.Саранск, ул. Косарева, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
10	Исключены из списка аффилированных лиц в связи с избранием нового состава Правления данного юридического лица	21.07.2006	24.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
АРЖАННИКОВА ЛЮДМИЛА АЛЕКСАНДРОВНА		Является членом Правления акционерного общества	08.07.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц

11	Изменилось основание и дата наступления основания для внесения в список аффилированных лиц в связи с избранием нового состава Правления данного юридического лица	21.07.2006	30.06.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	08.07.2005		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
БОРЗЕНКО ИВАН ИВАНОВИЧ		Является членом Правления акционерного общества	08.07.2005	0,000239%	0,0001%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
БОРЗЕНКО ИВАН ИВАНОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,000239%	0,0001%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	08.07.2005	0,0005%	0,0001%
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИШКО НИКОЛАЙ АЛЕКСАНДРОВИЧ		Является членом Правления акционерного общества	08.07.2005	0,00045%	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГРИШКО НИКОЛАЙ АЛЕКСАНДРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	0,00045%	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	08.07.2005	0,0249%	0,0296%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,0249%	0,0296%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Является членом Правления акционерного общества	08.07.2005	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	08.07.2005	0,0047%	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7

НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЧЕРНИКОВА ТАМАРА АЛЕКСЕЕВНА		Является членом Правления акционерного общества	01.01.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЧЕРНИКОВА ТАМАРА АЛЕКСЕЕВНА		Является членом Правления акционерного общества	21.07.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7

ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	08.07.2005	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА		Является членом Правления акционерного общества	08.07.2005	0,00008%	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,00008%	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
12	Добавлены в список аффилированных лиц в связи с избранием нового состава Правления данного юридического лица	21.07.2006	24.07.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ДАДЫКИН ИВАН		Является членом Правления	21.07.2006	-	-

ВИТАЛЬЕВИЧ		акционерного общества			

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПОНОМАРЕВ ИЛЬЯ ВЛАДИМИРОВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
13	Изменилось основание для внесения физического лица в список аффилированных лиц в связи с переходом данного физического лица на новое место работы	27.07.2006	30.09.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

IV-2

Summary of the Amendments to the Sibirtelecom OJSC Affiliates List
(the "Amendments")
Code of the Issuer – 00195 A
as of October 26, 2006

The Amendments contain detailed information on the changes that took place in the Sibirtelecom OJSC affiliates list from October 1, 2006 to October 26, 2006.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента | 0 | 0 | 1 | 9 | 5 | - | A |

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

___.10.2006 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 01 10 2006 по 26 10 2006

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	11.06.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РУСЛИЗИНГСВЯЗЬ"	119991 ГСП-1 г. Москва В49, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.05.1997	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Исключено из списка аффилированных лиц в связи с ликвидацией	29.08.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ РОССИЙСКО-АМЕРИКАНСКОЕ СП «ИЖКОМ»	426057 г. Ижевск, ул. Пушкинская, 278	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	18.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САРАТОВ-МОБАЙЛ»	410600, г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ	440606, г.Пенза, ул. Куприна, 1/3	Акционерное общество входит в одну группу лиц с данным	18.09.2006	-	-

ОБЩЕСТВО «ПЕНЗА МОБАЙЛ»		юридическим лицом			

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧУВАШИЯ-МОБАЙЛ»	428018, г. Чебоксары, ул. К.Иванова, 83	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	19.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАРМА-ИНФОРМ»	167982, г. Сыктывкар, ул. Интернациональная, 160	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.09.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	30.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНФОРМТЕК»	334200 Украина, Крым, г.Ялта, ул.Соханя, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	05.11.1997	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Изменен адрес места нахождения юридического лица.	30.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620134, г.Екатеринбург, ул. Дружининская, 48а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Изменено основание для признания лица аффилированным лицом	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ	-	Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006	0,00785%	0,006894%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0,00785%	0,006894%

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
8	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИШКО НИКОЛАЙ АЛЕКСАНДРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	0,00045%	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОЛИЩУК ПАВЕЛ ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физическое лицо, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШИРШОВ ОЛЕГ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004	0,0033%	0,00396%
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КОЗИН ВЛАДИМИР ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
РЕРИХ ВЛАДИМИР		Принадлежит к той группе лиц, к	09.06.2006	0,00071%	0,00025%

ВИКТОРОВИЧ		которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШЕРАШОВ ЮРИЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006	0,00033%	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПИРОЖКОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ВЕЛИЧКО ВЯЧЕСЛАВ ВИТАЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	0,000008%	0,000011%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗДАРОВ АНДРЕЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК	23.06.2006	-	-

		Мобилтелеком»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
РЫЖОВ ВЛАДИМИР АНАТОЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	01.03.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
МИХАЙЛОВ МИХАИЛ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006	0.000026%	0,000034%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НОЗДРИН АЛЕКСЕЙ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
АЛЕКСЕЕВ ВАЛЕРИЙ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	0,035396%	0,044343%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
БОДРОВА ЕЛЕНА МИХАЙЛОВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОДОЛЯНЧЕНКО ИГОРЬ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
БЕЛЕНЬКИЙ ВАЛЕРИЙ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КУПРИЯНОВ ЮРИЙ ГЕННАДЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс	16.06.2006	0,000503%	-

		Эм»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
СИМАКОВ СЕРГЕЙ ИВАНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	0,009947%	0,011957%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОДОЛЬСКАЯ АЛЛА НИКОЛАЕВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
9	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НАБОКА АЛЕКСАНДР ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПОЛИВКИН ФЁДОР ПАВЛОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МАЙБА ВЛАДИМИР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0.000355%	0.00047%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МИХОВСКИЙ ДАНИИЛ ВАЛЕРЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИВАННИКОВ СЕРГЕЙ ЛЕОНИДОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АНТРОПОВ ВЛАДИМИР НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИЗОТОВ АЛЕКСЕЙ ВИКТОРОВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОЗИНЦЕВ АЛЕКСАНДР АНАТОЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛИТВИШКО СЕРГЕЙ АЛЕКСЕЕВИЧ		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	-	-

IV-3

Summary of the Amendments to the Sibirtelecom OJSC Affiliates List
(the "Amendments")
Code of the Issuer – 00195 A
as of November 21, 2006

The Amendments contain detailed information on the changes that took place in the Sibirtelecom OJSC affiliates list from October 26, 2006 to November 21, 2006.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента | 0 | 0 | 1 | 9 | 5 | - | A |

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

23.11.2006 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 26.10.2006 по 21.11.2006

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Изменено основание для признания лица аффилированным лицом в связи с избранием лица в состав Правления акционерного общества	20.11.2006	20.11.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0,00785%	0,006894%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Является членом Правления акционерного общества	20.11.2006	0,00785%	0,006894%
		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Исключено из списка афилированных лиц в связи с продажей акций, принадлежащих акционерному обществу	21.11.2006	21.11.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЖЕЛТЫЕ СТРАНИЦЫ – ТОМСКТЕЛЕКОМ»	634034, г. Томск, ул. Кулева, 32	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Summary of the Statement on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Distribution of Earnings per Paper of the Issuer",
"Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement")
on November 22, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A22112006 and no. 0900195A22112006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 8.65% p.a. or 86,260,000 rubles for bonds of the first coupon of the interest bearing certified nonconvertible bearer bonds, issue 07. The Statement also provides the date when the duty to be discharged - November 22, 2006.

Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement") on October 30, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A27102006 and no. 0900195A27102006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 9.2% p.a. or 137,610,000 rubles for bonds of the third coupon of the interest bearing certified nonconvertible bearer bonds, issue 05. The Statement also provides the date when the duty to be discharged - October 27, 2006.

Summary of the Statement on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Distribution of Earnings per Paper of the Issuer",
"Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement")
on September 22, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A21092006 and no. 0900195A21092006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 7.85% p.a. or 78,280,000 rubles for bonds of the second coupon of the interest bearing certified nonconvertible bearer bonds, issue 06. The Statement also provides the date when the duty to be discharged – September, 21, 2006.

V-4

Summary of the Statement on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Distribution of Earnings per Paper of the Issuer",
"Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement")
on July 17, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A14072006 and no. 0900195A14072006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 14,5% p.a. or 110,619,000 rubles for bonds of the sixth coupon of the interest bearing certified nonconvertible bearer bonds, issue 03. The Statement also provides the date when the duty to be discharged – July 14, 2006.

V-5

Summary of the Statement on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Distribution of Earnings per Paper of the Issuer",
"Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement")
on July 7, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A06072006 and no. 0900195A06072006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 12,5% p.a. or 124,660,000 rubles for bonds of the fourth coupon of the interest bearing certified nonconvertible bearer bonds, issue 04. The Statement also provides the date when the duty to be discharged – July 6, 2006.

V-6

Summary of the Statement on the Material Fact of "Sibirtelecom" OJSC "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Statement") on July 17, 2006

The Statement provides detailed information on the material facts, codes no. 0900195A14072006, concerning redemption of the interest bearing certified nonconvertible bearer bonds, issue 03, in the amount of RUR 1,530,000,000. The Statement also provides the date when the duty to be discharged – July 14, 2006.

V-7

Summary of the Communication of "Sibirtelecom" OJSC
on the Material Facts
that Entailed a One-time Decrease of the Net Income of "Sibirtelecom" OJSC by more than 10 Percent (the "Communication)
on October 31, 2006

The Communication contains information on the material fact code no. 0300195A30102006 that consists in a one-time decrease of the net income of "Sibirtelecom" OJSC by more than 10 percent in Q3 2006 as compared to Q2 2006 as a result of receiving dividends from subsidiaries and affiliates.

Net income in Q2 2006 – RUR 874,232,000.

Net income in Q3 2006 – RUR 724,957,000

V-8

Summary of the Communication of "Sibirtelecom" OJSC
on the Material Facts
that Entailed a One-time Increase of the Net Income of "Sibirtelecom" OJSC by more than 10 Percent (the "Communication)
on July 31, 2006

The Communication contains information on the material fact code no. 0300195A28072006 that consists in a one-time increase of the net income of "Sibirtelecom" OJSC by more than 10 percent in Q2 2006 as compared to Q1 2006 as a result of receiving dividends from subsidiaries and affiliates.

Net income in Q1 2006 – RUR 673,620,000

Net income in Q2 2006 – RUR 874,232,000.

RECEIVED
2007 JAN -4 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary of the Statement on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Distribution of Earnings per Paper of the Issuer",
(the "Statement")
on July 4, 2006

The Statement provides detailed information on the material facts, codes no. 0600195A03072006, concerning discharge of "Sibirtelecom" OJSC (the "Issuer") duties to pay 165,433,037 rubles for common shares and 69,538,609 for preferred shares. The Statement also provides the date until when the duty is to be discharged – December 15, 2006.

V-10

Summary of the Communication on the Material Fact
of "Sibirtelecom" OJSC
"Information on the Issue of Papers (the "Communication)"
on July 11, 2006

The Communication contains detailed information on the material fact code no. 0500195A10072006 that consists in information about the results of the issue of papers (2,000,000 interest bearing certified nonconvertible bearer bonds, issue 07, with obligatory centralized storage (the "Bonds"), placed by public offering).

VI-1

BALANCE SHEET

			CODES
		OKUD Form No. 01	0710001
As at	June 30, 2006	Date (year, month, day)	2006.06.30
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	telecommunications	OKVED code	64.20
Corporate structure / ownership structure:	open joint stock company	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384
Address:	53 Maxim Gorky Street, Novosibirsk 630099		

[OKUD stands for the General Classification of Administrative Documents:
OKPO stands for the General Classification of Enterprises and Organizations:
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities:
OKOPF stands for the General Classification of Corporate Structures
OKFS stands for the General Classification of Ownership Statuses:
OKEI stands for the General Classification of Quantity Units]

Approval date	
Submission / filing date	28.04.2006

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	748	745
Fixed assets		120	120	20,205,221	19,193,802
Capital outlays		130	130	826,056	1,347,474
Income-bearing lease investments		135	135	-	-
Long-term financial investments		140	**140**	1,016,371	1,119,405
including: investments in subsidiaries			141	731,257	790,3000
investments in dependent companies			142	4,546	4,850
investments in other companies			143	67,307	111,869
other long-term financial investments			144	213,261	212,386
Deferred tax assets		145	145	279,626	129,534
Other non-current assets		150	150	1,980,169	2,509,856
Total for Section I		190	**190**	24,308,191	24,300,816
II.CURRENT ASSETS					
Stores		210	**210**	634,868	653,203
including: raw and other materials, and other similar inventories		211	211	463,026	496,731
work in process / distribution costs		213	213	134	14
final goods and goods for reselling		214	214	29,922	20,403
goods shipped		215	215	30	33
deferred expenses		216	216	141,742	136,008
other stores and costs		217	217	14	14
Input value-added tax		220	220	1,482,746	741,074
Nonconcurrent nondelinquent accounts receivable (that are due beyond 12 months)		230	**230**	109,671	92,075
including: due from buyers and customers		231	231	24,664	3,195
prepaid expenses		-	232	,	,

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
receivables from other debtors			233	85,007	88,880
Accounts receivable (within 12 months after the accounting date)		240	240	2,226,728	2,725,816
including:					
due from buyers and customers		241	241	1,789,159	1,923,095
prepaid expenses			242	122,399	180,778
receivables from other debtors			243	315,170	621,943
Short-term financial investment		250	250	5,090	706,557
Monetary assets		260	260	399,688	1,259,147
Other current assets		270	270	878	3,273
Total for Section II		290	**290**	4,859,669	6,181,145
GRAND TOTAL (line 190 + line 290)		300	300	29,167,860	30,481,961

LIABILITIES	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2,387,973	2,387,973
Additional capital		420	420	1,874,566	1,848,560
Reserve capital		430	430	119,399	119,399
Treasury shares repurchased from shareholders		411	440	,	.
Past retained profits / uncovered losses		470	460	6,721,202	6,512.237
Retained profits / uncovered losses for the accounting year		470	470	-	1,547,852
Total for Section III		490	**490**	11,103.140	12,416,021
IV. FIXED LIABILITIES Loans and credits		510	**510**	8,652,724	11,398,905
including:					
loans			511	1,651,419	2,398,905
credits			512	7,001,305	9,000,000
Deferred tax liabilities		515	515	489,654	495,634
Other fixed liabilities		520	520	930,834	626,799
Total for Section IV		590	**590**	10,073,212	12,521,338
V. CURRENT LIABILITIES					
Loans и credits		610	**610**	3,268,101	2,449,897
including:					
loans			611	1,116,181	581,521
credits			612	2,151,920	1,868,376
Accounts payable		620	**620**	3,621,611	2,510,263
including:					
owing to suppliers and contractors		621	621	2,033,143	1,223,205
Advances received		625	622	385,838	353,312
compensation owed to employees		622	623	147,932	243,424
owing to government extra-budgetary funds		623	624	75,145	103,442
taxes and levies owing		624	625	413,261	254,897
owing to other creditors		625	626	566,292	331,983
Outstanding revenue distributions due to participants (founders)		630	630	36,915	265,019
Deferred revenue		640	640	114,424	106,399
Provisions for liabilities and charges		650	650	950,457	213,024
Other current liabilities		660	660	,	,

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Total for Section V		690	690	7,991,508	5,544,602
GRAND TOTAL (line 490 + line 590 + line 690)		700	700	29,167,860	30,481,961

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Leased fixed assets		910	901	993,839	674,224
including: those obtained by way of financial leasing		911	911	619,203	298,225
Inventories accepted for custody		920	902	49,124	98,700
Goods accepted for commission		930	903	16,434	10,879
Dues from insolvent debtors written off as losses		940	904	592,741	642,200
Collateral received to secure obligations and payments		950	905	18,696	5,894
Collateral provided to secure obligations and payments		960	906	3,412,709	3,122,118
Wear of housing stock		970	907	3,843	3,684
Wear of landscaping facilities and other like amenities		980	908	,	,
Payments for communications services			909	133,659	168,850

Net asset value statement

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	11,217,564	12,522,420

VI-2

PROFIT AND LOSS STATEMENT

RECEIVED

			CODES
		OKUD Form No. 2	0710002
for	for the first semester of 2006	Date (year, month, day)	2006.03.31
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	telecommunications	OKVED code	64.20
Corporate structure / ownership structure:	open joint stock company	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384

[OKUD stands for the General Classification of Administrative Documents:
OKPO stands for the General Classification of Enterprises and Organizations:
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities:
OKOPF stands for the General Classification of Corporate Structures
OKFS stands for the General Classification of Ownership Statuses:
OKEI stands for the General Classification of Quantity Units]

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenses for ordinary activities (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and similar other obligatory deductions)		010	010	10,756,621	10,326,522
including: proceeds from the sale of communications services			011	10,136,257	10,122,810
Costs of goods, products, works, and services sold		020	020	(8,135,984)	(8,518,507)
including: costs of communications services			021	(7,810,906)	(8,411,435)
Profits / losses from sales (line 010 - line 020)		050	**050**	2,620,637	1,808,015
II. OPERATING REVENUE AND EXPENDITURE Interest receivable		060	060	16,178	29,223
Interest payable		070	070	(601,735)	(508,896)
Revenue from equity participation in other organizations		080	080	372,002	145,624
Other operating revenue		090	090	73,968	69,103
Other operating expenses		100	100	(438,639)	(410,141)
III. NON-OPERATING REVENUE AND EXPENSES Non-operating revenue		120	120	191,831	121,781
Non-operating expenses		130	130	(385,908)	(373,884)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	2,048,334	880,825
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(466,896)	(225,820)
deferred tax liabilities		142	151	(5,979)	(20,112)
deferred tax assets		141	152	(150,092)	(66,915)

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Profit tax for the accounting period		150	153	(343,825)	(138,793)
Profits / losses from regular business operations (line 140 - line 150)			**160**	1,548,438	655,005
IV. EXTRAORDINARY REVENUE AND EXPENSES Extraordinary revenue			170	359	3
Extraordinary expenditure			180	(945)	(152)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	1,547,852	654,856
MEMORANDUM Contingent profit tax expenses / revenue			201	(491,460)	(211,362)
Standing tax liabilities		200	202	(121,041)	(146,642)
Standing tax assets		200	203	112,605	132,184
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X

*** To be completed in annual financial statements**

BREAKDOWN OF INDIVIDUAL CATEGORIES OF PROFITS AND LOSSES

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges and penalties acknowledged or which are to be recovered under judgments received from courts of general jurisdiction or courts of state arbitration		401	1,779	(326)	3,580	(182)
Past profits / losses		402	38,271	(80,841)	54,144	(88,858)
Compensation for losses caused by the non-performance or undue performance of obligations		403	3,539	(183)	1,922	(437)
Exchange rate differentials in transactions executed in foreign currency		404	8,207	(1,828)	8,960	(3,408)
Deductions towards assessed reserves		405	109,341	(82,197)	46,139	(110,031)
Receivables and payables forgiveness		406	1,246	(8,288)	5,459	(4,574)

BALANCE SHEET

			CODES
		OKUD Form No. 01	0710001
As at	September 30, 2006	Date (year, month, day)	2006.09.30
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	telecommunications	OKVED code	64.20
Corporate structure / ownership structure:	open joint stock company	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384
Address:	53 Maxim Gorky Street, Novosibirsk 630099		

[OKUD stands for the General Classification of Administrative Documents:
OKPO stands for the General Classification of Enterprises and Organizations:
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities:
OKOPF stands for the General Classification of Corporate Structures
OKFS stands for the General Classification of Ownership Statuses:
OKEI stands for the General Classification of Quantity Units]

RECEIVED 2007 JAN -4 A 5:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Approval date	
Submission / filing date	

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	748	747
Fixed assets		120	120	20,205,221	19,183,674
Capital outlays		130	130	826,056	2,077,420
Income-bearing lease investments		135	135	-	-
Long-term financial investments		140	**140**	1,016,371	1,115,356
including: investments in subsidiaries			141	731,257	790,300
investments in dependent companies			142	4,546	4,850
investments in other companies			143	67,307	108,135
other long-term financial investments			144	213,261	212,071
Deferred tax assets		145	145	279,626	80,530
Other non-current assets		150	150	1,980,169	2,583,454
Total for Section I		190	**190**	24,308,191	25,041,228
II.CURRENT ASSETS Stores		210	**210**	634,868	668,697
including: raw and other materials, and other similar inventories		211	211	463,026	520,683
work in process / distribution costs		213	213	134	25
Final goods and goods for reselling		214	214	29,922	25,170
goods shipped		215	215	30	290
deferred expenses		216	216	141,742	122,515
other stores and costs		217	217	14	14
Input value-added tax		220	220	1,482,746	716,968
Nonconcurrent nondelinquent accounts receivable (that are due beyond 12 months)		230	**230**	109,671	97,492
including: due from buyers and customers		231	231	24,664	4,941
prepaid expenses			232	,	6,373

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
receivables from other debtors			233	85,007	86,178
Accounts receivable (within 12 months after the accounting date)		240	**240**	2,226,728	2,766,812
including:					
due from buyers and customers		241	241	1,789,159	2,018,873
prepaid expenses			242	122,399	320,522
receivables from other debtors			243	315,170	427,417
Short-term financial investment		250	250	5,090	7,760
Monetary assets		260	260	399,688	742,831
Other current assets		270	270	878	1,405
Total for Section II		290	**290**	4,859,669	5,001,965
GRAND TOTAL (line 190 + line 290)		300	**300**	29,167,860	30,043,193

LIABILITIES	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2,387,973	2,387,973
Additional capital		420	420	1,874,566	1,834,295
Reserve capital		430	430	119,399	119,399
Treasury shares repurchased from shareholders		411	440	,	,
Past retained profits / uncovered losses		470	460	6,721,202	6,526,501
Retained profits / uncovered losses for the accounting year		470	470	-	2,272,809
Total for Section III		490	**490**	11,103,140	13,140,977
IV. FIXED LIABILITIES Loans and credits		510	**510**	8,652,724	9,245,604
including:					
loans			511	1,651,419	2,245,604
credits			512	7,001,305	7,000,000
Deferred tax liabilities		515	515	489,654	512,268
Other fixed liabilities		520	520	930,834	502,428
Total for Section IV		590	**590**	10,073,212	10,260,300
V. CURRENT LIABILITIES					
Loans и credits		610	**610**	3,268,101	3,040,060
including:					
loans			611	1,116,181	791,787
credits			612	2,151,920	2,248,273
Accounts payable		620	**620**	3,621,611	3,211,350
including:					
owing to suppliers and contractors		621	621	2,033,143	1,829,233
Advances received		625	622	385,838	369,822
compensation owed to employees		622	623	147,932	237,946
owing to government extra-budgetary funds		623	624	75,145	97,026
taxes and levies owing		624	625	413,261	325,371
owing to other creditors		625	626	566,292	351,952
Outstanding revenue distributions due to participants (founders)		630	630	36,915	196,166
Deferred revenue		640	640	114,424	108,406
provisions for future expenses		650	650	950,457	85,934
Other current liabilities		660	660	,	,
Total for Section V		690	**690**	7,991,508	6,641,916

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
GRAND TOTAL (line 490 + line 590 + line 690)		700	700	29,167,860	30,043,193

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Leased fixed assets		910	901	993,839	736,795
including: those obtained by way of financial leasing		911	911	619,203	311,368
Inventories accepted for custody		920	902	49,124	144,581
Goods accepted for sale on a commission basis		930	903	16,434	11,193
Dues from insolvent debtors written off as losses		940	904	592,741	652,426
Collateral received to secure obligations and payments		950	905	18,696	9,254
Collateral provided to secure obligations and payments		960	906	3,412,709	3,817,173
Wear of housing stock		970	907	3,843	2,965
Wear of landscaping facilities and other like amenities		980	908	,	,
Payments for communications services			909	133,659	147,022

Net asset value statement

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	11,217,564	13,249,383

VI-4

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	for three quarters of 2006	Date (year, month, day)	2006.09.30
Organization:	Sibirtelecom MRK OJSC	OKPO code	01158832
Taxpayer's identification number	5407127828	INN	5407127828
Business:	telecommunications	OKVED code	64.20
Corporate structure / ownership structure:	open joint stock company	OKOPF/OKFS code	47/16
Quantity unit:	ths. rub.	OKEI code	384

[OKUD stands for the General Classification of Administrative Documents:
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number:
OKVED stands for the General Classification of Foreign Economic Activities:
OKOPF stands for the General Classification of Corporate Structures
OKFS stands for the General Classification of Ownership Statuses:
OKEI stands for the General Classification of Quantity Units]

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenses for ordinary activities (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and similar other obligatory deductions)		010	010	16,597,132	15,717,029
including: proceeds from the sale of communications services			011	15,678,034	15,400,926
Costs of goods, products, works, and services sold		020	020	(12,460,920)	(12,878,640)
including: costs of communications services			021	(11,956,081)	(12,714,618)
Profits / losses from sales (line 010 - line 020)		050	**050**	4,136,212	2,838,389
II. OPERATING REVENUE AND EXPENDITURE Interest receivable		060	060	26,243	41,529
Interest payable		070	070	(881,718)	(789,396)
Revenue from equity participation in other organizations		080	080	373,163	145,706
Other operating revenue		090	090	342,827	87,115
Other operating expenses		100	100	(624,290)	(571,871)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	239,391	157,557
Non-operating expenses		130	130	(562,920)	(650,913)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	3,048,908	1,258,116
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(774,113)	(432,890)
deferred tax liabilities		142	151	(22,614)	(25,843)

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
deferred tax assets		141	152	(199,096)	(91,738)
Profit tax for the accounting period		150	153	(552,403)	(315,309)
Profits / losses from regular business operations (line 140 - line 150)			**160**	2,274,795	825,226
IV. EXTRAORDINARY REVENUE AND EXPENDITURE					
Extraordinary revenue			170	542	140
Extraordinary expenditure			180	(2,528)	(1,186)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	2,272,809	824,180
MEMORANDUM					
Contingent profit tax expenditure / revenue			201	(731,261)	(301,697)
Standing tax liabilities		200	202	(199,514)	(298,972)
Standing tax assets		200	203	156,662	167,779
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X

*** To be completed in annual financial statements**

BREAKDOWN OF INDIVIDUAL CATEGORIES OF PROFITS AND LOSSES

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments received from courts of general jurisdiction or courts of state arbitration		401	3,596	(507)	5,270	(426)
Past profits / losses		402	48,725	(95,584)	67,287	(118,790)
Compensation for losses caused by the non-performance or improper performance of obligations		403	6,287	(1,042)	3,897	(544)
Exchange rate differentials in transactions executed in foreign currency		404	9,890	(2,310)	10,343	(4,202)
Deductions towards assessed reserves		405	154,736	(88,630)	67,753	(134,499)
Receivables and payables forgiveness		406	10,325	(10,226)	10,053	(7,444)

VII-1

SIBIR TELECOM

Press release

06.07.2005

OAO "Sibirtelecom": Annual Report for the Year of 2004 (IFRS)

OAO "Sibirtelecom" (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP; ADR: SBTLY), the operator of telecommunications services in the Siberian Federal District, presents the audited consolidated financial statements for the year of 2004 prepared in accordance with the International Financial Reporting Standards (IFRS). The Company's financial statements for 2004 were audited by ZAO "Ernst & Young Vneshaudit".

The consolidated financial statements offered include the assets, liabilities and the operating results of the Company and its subsidiaries, the largest of which are ZAO "Yeniseytelecom" (100%) and ZAO "Baikalwestcom" (100%).

2004 was the year of rapidly developing market of communication and information technologies. The objectives stated by the Company's development strategy called for the concentration of intellectual, financial and organizational resources, primarily on addressing the issues of technological re-equipment and reconstruction of the Company, looking for more advanced and more effective methods of business management. The consistent implementation of the projected measures enabled the Company to complete the development stage in a very short time and establish and strengthen its position in a highly competitive market of communication services both in the Siberian Federal District and in the telecommunications market of the Russian Federation as a whole.

The main financial indices for 2003-2004 by IFRS (million roubles):

	2004	2003	Change, %
Revenues	22,602.4	17,686.9	27.8%
EBITDA[1]	6,111.8	4,597.8	32.9%
EBITDA margin	27.0%	26.0%	
Operating expenses	18,953.1	14,910.4	27.1%
Operating profit	3,649.3	2,776.5	31.4%
Operating profit margin	16.1%	15.7%	
Profit before income tax and minority interest	3,030.3	2,832.4	7.0%
Net profit	2,027.6	1,917.6	5.7%
Net profit margin	9.0%	10.8%	

➢ In 2004, the Company's revenues amounted to 22,602.4 million roubles, having increased by 4,915.5 million roubles, or 27.8% against 2003.

In 2004 the main components of the Company's revenues' structure, like in 2003, remain to be the revenues from the services rendered for domestic long-distance and local connections (30.2% and 23.4%, accordingly), as well as cellular services (17.9%). Revenues from installation and connection (6.8%), international long-distance connections (4.3%) and rendering of new services (Internet, ISDN, IP-telephony, Intelligent network services) were very significant.

[1] Operating profit with expenses for depreciation and amortization backed out.

The main factors of revenue increase in the reporting year were development of communications network, the growth in digitalization of switch and line equipment, the growth in tariffs charged for the local telephone communications, increase in long-distance traffic, development of mobile communications, changes in the scheme of settlements with OAO "Rostelecom".

In comparison with 2003:

- Increase of revenues from cellular services amounted to 1,705.1 million rubles or 72.9% (within the reporting period the number of subscribers to cellular communications services has increased 2.0 times, amounted to over 1 million).
- Increase of revenues from rendering of long-distance domestic telephone connections amounted to 1,099.5 million rubles or 19.2% (the paid outgoing long-distance domestic traffic in 2004 increased by 10.9%, amounted to over 1,847 million minutes).
- Increase of revenues from rendering of local telephone connections amounted 1,049.7 or 24.8%, mainly caused by tariff indexation and increase in volume of rendered services (an average increase in monthly subscription fees and time-based long-distance services in 2004 amounted to 29.5% for residential customers and 24,1% for corporate customers, the number of basic telephone sets increased by 6.8% to reach 3,844,000 by the end of the reporting period).

The Company's revenues structure in 2003-2004 by IFRS (million roubles):

Revenue by type	2004	2003	Change	
			Million roubles	%
Long-distance telephone services – domestic	6,828.9	5,729.4	1,099.5	19.2%
Long-distance telephone services -international	982.6	927.0	55.6	6.0%
Local telephone calls	5,282.7	4,233.0	1,049.7	24.8%
Installation and connection fees	1,534.9	1,217.8	317.1	26.0%
Documentary services	74.1	82.9	-8.8	-10.6%
Cellular services	4,043.9	2,338.8	1,705.1	72.9%
Radio and TV broadcasting	344.3	299.4	44.9	15.0%
Data transfer and telematic services	340.5	311.0	29.5	9.5%
New services	894.0	596.5	297.5	49.9%
Rent of telephone channels	160.6	286.0	-125.4	-43.9%
Revenues from national operators	567.4	413.9	153.5	37.1%
Other telecommunications services	825.0	734.3	90.7	12.4%
Other revenues	723.5	516.9	206.6	40.0%
Total revenues	**22,602.4**	**17,686.9**	**4,915.5**	**27.8%**

➢ In 2004, the Company's expenses increased by 4,042.8 million rubles or 27.1% and amounted to 18,953.1 million roubles.

Expenses related to wages, salaries, benefits and other payroll taxes, interconnection charges and depreciation charges constitute a major share in the total amount of the expense growth.

In comparison with 2003:

- The increase of expenses related to wages, salaries, benefits and other payroll taxes amounted to 1,843.4 million rubles or 31.2%. The major factor of such growth was the increase of an average wage size attributed to situation on labour market;
- The increase of expenses related to the interconnection charges amounted to 792.5 million rubles or 30.8%, mainly caused by adjustments in the scheme of settlements with OAO "Rostelecom" and the increase in long-distance communications traffic.

- The size of the charged depreciation has increased by 641.2 million rubles, or 35.2%, in connection with an increased amount of equipment put into operation accompanied by the growing depreciation expenses.

The Company's expenses structure for 2003-2004 by IFRS (million roubles):

Expense by type	2004	2003	Change	
			Million roubles	%
Wages, salaries, other benefits and payroll taxes	7,756.4	5,913.0	1,843.4	31.2%
Depreciation and amortization	2,462.5	1,821.3	641.2	35.2%
Loss on disposal of property, plant and equipment	70.1	252.1	-182.0	-72.2%
Materials, repairs and maintenance, utilities	1,995.4	1,772.9	222.5	12.6%
Taxes other than income tax	398.8	327.1	71.7	21.9%
Interconnection charges	3,368.9	2,576.4	792.5	30.8%
Provision for impairment of receivables	297.1	394.2	-97.1	-24.6%
General and administrative expenses	1,223.5	903.8	319.7	35.4%
Other operating expenses, net	1,380.4	949.5	430.9	45.4%
Total operating expenses	**18,953.1**	**14,910.3**	**4,042.8**	**27.1%**

➢ The increase of the EBITDA in 2004 against 2003 was 1,514.0 million roubles, or 32.9%. The EBITDA margin amounted to 27.0%.

➢ Operating profit amounted to 3,649.3 million roubles, having increased by 872.9 million roubles, or 31.4%. Operating profit margin amounted to 16.1%.

➢ Profit before income tax and minority interest amounted to 3,030.30 million roubles, having increased by 1.1 times.

➢ Consolidated net profit amounted to 2,027.6 million roubles, having increased by 5.7% against the previous year. Net profit margin amounted to 9.0%.

The complete consolidated financial statements of OAO "Sibirtelecom" for 2004 under the International Financial Reporting Standards are available in the Company's corporate web-site at http://www.sibirtelecom.ru/investor/finance.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Investor relation department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

v4-2

SIBIR TELECOM

Press release

July 03, 2006

Sibirtelecom OJSC: The Annual Report for the Year of 2005 (IFRS)

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunication services in the Siberian Federal District, presents the audited consolidated financial statements for the year of 2005 prepared in accordance with the International Financial Reporting Standards (IFRS). The audit of financial data reporting for the year 2005 has been performed by Ernst & Young LLC.

The consolidated financial statements include the assets, liabilities and financial results of Sibirtelecom OJSC and its subsidiaries, main activity of which is to provide cellular and other telecommunication services.

The main financial indices by IFRS (million rubles):

	2005	2004	Change, %
Revenues	27,432.1	22,602.4	21.4%
EBITDA[1]	6,678.9	5,916.8	12.9%
EBITDA margin	24.3%	26.2%	
Operating expenses	24,053.0	19,148.1	25.6%
Operating profit	3,379.1	3,454.3	-2.2%
Operating profit margin	12.3%	15.3%	
Profit before tax	2,422.1	2,835.3	-14.6%
Profit for the year	1,615.2	1,895.1	-14.8%
Margin of profit for the year	5.9%	8.4%	

➢ In 2005, the Company's consolidated revenues amounted to 27,432.1 million rubles, having increased by 4,829.7 million rubles, or 21.4% against 2004.

The main components of the Company's revenue structure are revenues from the services rendered for local telephone calls, cellular services and domestic long-distance telephone services (25.5%, 23.7% and 23.5%, accordingly). Installation and connection fees (5.2%), revenues from national operators (4.8%) and from rendering of new services - Internet, ISDN, ADSL, IP-telephony, Intelligent network services (4.3%) were very significant in the revenue structure.

[1] Operating profit with expenses for depreciation and amortization

The main factors of revenue increase in the reporting year were communication network development, enhanced digitalization of patching and linear facilities, growth in subscriber base, increase in Internet traffic and development of mobile communications.

In comparison with 2004:

- Increase of revenues from cellular services amounted to 2,451.9 million rubles or 60.6% (within the reporting period the number of subscribers to cellular communications services has increased 2.0 times, amounted to over 2 million);.
- Increase of revenues from rendering of local telephone calls amounted to 1,719.1 million rubles or 32.5%, which is attributed to the increase in volume of rendered services (the number of fixed network subscribers exceeded 4 million at the end of reporting period) and also is attributed to tariff indexing since November 1, 2005.
- Increase of revenues from providing services to national operators amounted to 755.9 million rubles or 133.2%, which is attributed to an increased volume of rendered services and a revision of some tariffs for services provided to communication operators.
- Increase of revenues from providing of new services (Internet, ISDN, ADSL, IP-telephony, Intelligent network services) amounted to 289.6 million rubles or 32.1% (Internet traffic with access through telephone public network has increased by 33.6% and amounted to 2 billion minutes; the volume of information transferred via the Internet has increased by 80.2%).

The Company's revenues structure by IFRS (million rubles):

By revenue types	2005	2004	Change	
			Million rubles	%
Local telephone calls	7,001.8	5,282.7	1,719.1	32.5%
Cellular services	6,495.8	4,043.9	2,451.9	60.6%
Long distance telephone services – domestic	6,433.8	6,828.9	-395.1	-5.8%
Installation and connection fees	1,426.1	1,534.9	-108.8	-7.1%
Revenues from national operators	1,323.3	567.4	755.9	133.2%
New services	1,190.5	900.9	289.6	32.1%
Long distance telephone services – international	955.9	982.6	-26.7	-2.7%
Radio and TV broadcasting	359.3	344.3	15.0	4.4%
Data transfer and telemetric services	347.7	340.5	7.2	2.1%
Rent of telephone channels	299.8	160.6	139.2	86.7%
Documentary services	51.0	74.1	-23.1	-31.2%
Other telecommunications services	861.7	825.0	36.7	4.4%
Other revenues	685.4	716.6	-31.2	-4.4%
Total	**27,432.1**	**22,602.4**	**4,829.7**	**21.4%**

➢ In 2005, the Company's expenses increased by 4,904.9 million rubles or 25.6% against 2004 and amounted to 24,053.0 million rubles.

Wages, salaries, other benefits and payroll taxes, other operating expenses, depreciation charges and expenses related to materials, repairs and maintenance, utilities constitute a major share in the total amount of the expense growth.

In comparison with 2004:

- Increase of expenses related to wages, salaries, other benefits and payroll taxes amounted to 2,106.8 million rubles or 26.5%. Major factors determining this increase were the growth of the average wage size attributed to situation on labour market, the charge of the provision on remuneration's payment for the year 2005 results, the presenting obligations existed under the

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company engaged an independent actuary to perform a valuation of the pension obligations and recorded the defined benefit obligation as of December 31, 2005 and made adjustments to the comparatives as of December 31, 2003 and 2004. As a result of actuarial evaluation the defined benefit obligations as of December 31, 2005 amounted to 1,665.3 million rubles (as of December 31, 2004 – 829.6 million rubles). The expenses on non-government pension insurance in 2005 amounted to 835.6 million rubles (in 2004 – 171.6 million rubles), including:

The defined benefit obligations: in 2005 - 1,145.1 million rubles (in 2004 - 281.9 million rubles); Fees: in 2005 – 309.5 million rubles (in 2004 - 110.3 million rubles).

- Increase of other operating expenses amounted to 1,150.0 million rubles or 46.1% mainly caused by increase of agency fees, formation of the Universal Service Reserve Fund in accordance with the Federal Law "On Communications" in the way established by RF Government Resolution of April 21, 2005 #243 "On approval the rules of formation and expenditures of Universal Service Reserve Fund", and also by increase of advertising expenses;
- The size of depreciation and amortization has increased by 837.3 million rubles or 34.0%, in connection with an active investment policy of the Company directed to the communication network development;
- Increase of expenses related to materials, repairs and maintenance, and utilities amounted to 669.7 million rubles or 31.8% due to the increased cost of outsourcing - service by the outside companies;
- Goodwill impairment provision amounted to 79.8 million rubles.

  The Company determines whether goodwill is impaired at least on an annual basis. As of December 31, 2005 impairment in amount of 79.8 million rubles was identified by the Company after the testing of OJSC "Altaisvyaz" and OJSC "Mobiltelecom" for impairment. As of December 31, 2005 no impairment was identified by the Company after the testing of OJSC "Eniseytelecom" and CJSC "Chita NET".

The Company's expenses structure by IFRS (million rubles):

By expense types	2005	2004	Change	
			Million rubles	%
Wages, salaries, other benefits and payroll taxes	(10,058.2)	(7,951.4)	(2,106.8)	26.5%
Goodwill impairment provision	(79.8)		(79.8)	
Depreciation and amortization	(3,299.8)	(2,462.5)	(837.3)	34.0%
Materials, repairs and maintenance, utilities	(2,776.4)	(2,106.7)	(669.7)	31.8%
Taxes other than income tax	(452.8)	(398.8)	(54.0)	13.5%
Interconnection charges	(3,623.5)	(3,368.9)	(254.6)	7.6%
Provision for impairment of receivables	66.2	(297.1)	363.3	-122.3%
Loss on disposal of property, plant and equipment	(186.1)	(70.1)	(116.0)	165.5%
Other operating expenses, net	(3,642.6)	(2,492.6)	(1,150.0)	46.1%
Total	**(24,053.0)**	**(19,148.1)**	**(4 904,9)**	**25.6%**

➢ The increase of the EBITDA parameter in 2005 against the previous year totaled 762.1 million rubles or 12.9%. EBITDA margin – 24.3%.

➢ Operating profit amounted to 3,379.1 million rubles, having decreased by 75.2 million rubles, or 2.2%. Operating profit margin amounted to 12.3%.

➢ Profit before income tax amounted to 2,422.1 million rubles, having decreased by 413.2 million rubles, or 14.6%.

➢ Profit for the year amounted to 1,615.2 million rubles, having decreased by 14.8% against the previous year. The profit decreasing caused by the following expenses' increase: "Wages, salaries, other benefits and payroll taxes", "Depreciation and amortization", "Materials, repairs and maintenance, utilities", "Interest expense". Profit for the year margin amounted to 5.9%.

➢ The Company's consolidated capital investments in 2005 amounted to 9.3 billion rubles, which exceeded the level of 2004 by 6.8%. In this case, the ratio of the investments to the revenues decreased from 38% in 2004 to 34% in the reporting year.

The complete consolidated financial statements of Sibirtelecom OJSC for 2005 under the International Financial Reporting Standards are available in the Company's corporate web-site at http://www.sibirtelecom.ru/investor/finance.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Reference data: Key operating results of Sibirtelecom OJSC (parent company):

	2005	2004	Change, %
Key operating data			
Installed switching capacity in local networks, thousand lines	4,393	4,193	4.8
Digitalization of local switching capacity, %	63	56	
Fixed subscriber lines, thousands	4,056	3,844	5.5
International & Domestic long-distance traffic (paid, outcoming), mln minutes	1,961	1,941	1.1
incl. International long-distance traffic (paid, outcoming), mln minutes	97	94	3.2
Dial-up Internet traffic, mln minutes	2,022	1,513	33.6
Number of cellular subscribers (with subsidiary business), thousands	1,979	1,002	97.5
Efficiency indicators			
Revenues per line, rubles	5,317	5,024	5.8
Revenues per employee, thousand rubles	505	401	26.1
Number of lines per employee	95.0	79.8	19.1

Investor relation department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

SIBIR TELECOM

Press release

October 11, 2005

Sibirtelecom OJSC: first half 2005 results (IFRS)

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: SBTLY), the operator of telecommunications services in the Siberian Federal District presents the consolidated financial statements for the first half of 2005 (unaudited) prepared in accordance with the International Financial Reporting Standards (IFRS).

The consolidated financial statements offered include the assets, liabilities and the operating results of the Company and its subsidiaries, the largest of which are Yeniseytelecom CJSC (100%) and Baikalwestcom CJSC (100%).

The main financial indices by IFRS (million rubles):

	1H 2005	1H 2004	Change, %
Revenues	12,728.6	10,403.0	22.4%
EBITDA[1]	3,721.9	2,862.8	30.0%
EBITDA margin	29.2%	27.5%	
Operating expenses	10,653.4	8,524.2	25.0%
Operating profit	2,075.2	1,878.8	10.5%
Operating profit margin	16.3%	18.1%	
Profit before income tax	1,368.1	1,484.1	-7.8%
Profit for reporting period	939.4	927.4	1.3%
Profit for reporting period margin	7.4%	8.9%	

➢ In the first half of 2005, the Company's consolidated revenues amounted to 12,728.6 million rubles, having increased by 2,325.6 million rubles, or 22.4% against the same period of the previous year.

The main components of the Company's revenues' structure remain to be the revenues from the services rendered for local and domestic long-distance connections (26.5% and 25.6%, accordingly), as well as cellular services (22.0%). Revenues from installation and connection (4.5%), rendering of new services - Internet, ISDN, IP-telephony, Intelligent network services (4.2%), and from national service providers (3.9%) were very significant.

The main factors of revenue increase in the reporting period were the growth in subscriber base, increase in long-distance international and domestic traffic, Internet traffic, development of mobile communications, enhanced digitalization of switch and line facilities and the growth in tariffs charged for the local telephone communications.

[1] Operating profit with expenses for depreciation and amortization backed out.

Compared to the same period of the year 2004:

- Increase of revenues from cellular services amounted to 1,050.9 million rubles or 59.9% (within the reporting period the number of subscribers to cellular communications services has increased 2 times, amounted to over 1.4 million);

- Increase of revenues from rendering of local telephone connections amounted to 869.6 million rubles or 34.8%, mainly caused by tariff indexation and increase in volume of rendered services (an average increase in monthly subscription fees amounted to 29.5% for residential customers and 24,1% for corporate customers; the number of basic telephone sets increased by 6.5% to reach 3,920 thousands by the end of the reporting period).

- Increase of revenues from national communication operators amounted to 191.5 million rubles or 62.8%, which is attributed to:
  - an increased in volume of rendered services;
  - a revision of some tariffs for services provided to communication operators.

- Increase of revenues from provision of new services (Internet, ISS, ISDN, IP-telephony) amounted to 125.6 million rubles or 30.6% (Internet traffic with access through a general use telephone network has gone up by 30.9% and amounted to 964 million minutes; the volume of information transferred via the Internet has increased by 67.0%);

- Revenues from rendering of long-distance telephone services and documentary services have decreased slightly. The major factor of such decline was the active expansion of mobile communication, IP-telephony and Internet services in the telecommunication market.

The Company's revenues structure by IFRS (million rubles):

Revenue by type	1H 2005	1H 2004	Change	
			Million rubles	%
Long-distance telephone services - domestic	3,263.3	3,273.3	-10.0	-0.3%
Long-distance telephone services - international	461.7	485.0	-23.3	-4.8%
Local telephone calls	3,370.3	2,500.7	869.6	34.8%
Installation and connection fees	573.6	555.2	18.4	3.3%
Documentary services	26.5	37.1	-10.6	-28.6%
Cellular services	2,805.2	1,754.3	1,050.9	59.9%
Radio and TV broadcasting	181.2	171.6	9.6	5.6%
Data transfer and telematic services	178.6	164.3	14.3	8.7%
New services	535.7	410.1	125.6	30.6%
Rent of telephone channels	148.1	78.4	69.7	88.9%
Revenues from national operators	496.3	304.8	191.5	62.8%
Other telecommunications services	428.6	407.2	21.4	5.3%
Other revenues	259.5	261.0	-1.5	-0.6%
Total revenues	**12,728.6**	**10,403.0**	**2,325.6**	**22,4%**

➢ In the first half of 2005, the Company's expenses increased by 2,129.2 million rubles or 25.0% against the same period of the previous year and amounted to 10,653.4 million rubles.

Depreciation charges, expenses related to wages, salaries, other benefits and payroll taxes, materials, repairs and maintenance, utilities, and other operating expenses (general and administrative expenses, insurance, rent of premises, professional services and advertising expenses) constitute a major share in the total amount of the expense growth.

Compared to the same period of the year 2004:

- The size of the charged depreciation has increased by 662.7 million rubles or 67.3%, in connection with an active investment policy of the Company directed to the communication network development;

- The increase of expenses related to wages, salaries, other benefits and payroll taxes amounted to 495.4 million rubles or 13.7%. The major factor of such growth was the increase of an average wage size (from July 1, 2004) attributed to situation on labour market;

- The increase of other operating expenses amounted to 459.3 million rubles or 47.1% mainly caused by increase of advertising expenses, and growth in agent fees due to conclusion of new agency agreements for collecting revenues from communication services;

- The increase of expenses related to materials, repairs and maintenance, and utilities amounted to 332.7 million rubles or 36.0% due to the increased cost of outsoursing - service by the outside companies.

The Company's expenses structure by IFRS (million rubles):

Expense by type	1H 2005	1H 2004	Change	
			Million rubles	%
Wages, salaries, other benefits and payroll taxes	4,113.3	3,617.9	495.4	13.7%
Depreciation and amortization	1,646.7	984.0	662.7	67.3%
Materials, repairs and maintenance, utilities	1,257.7	925.0	332.7	36.0%
Taxes other than income tax	243.5	178.1	65.4	36.7%
Interconnection charges – national operators	1,794.6	1,606.7	187.9	11.7%
Bad debts (expense)/reversal	64.0	149,9	-85.9	-57.3%
Loss on disposal of property, plant and equipment	98.3	86,6	11.7	13.5%
Other operating expenses	1,435.3	976,0	459.3	47.1%
Total operating expenses	**10,653.4**	**8,524.2**	**2,129.2**	**25.0%**

The Company applied IFRS 19 «Employees benefits» and performed actuarial evaluation of defined benefit obligations as of December 31, 2004. As a result of actuarial evaluation the defined benefit obligations as of December 31, 2004 amounted to 835 million rubles. The defined benefit obligations as of June 30, 2005 amounted to 990.2 million rubles that has led to increasing in expenses on non-government pension insurance in the first half of 2005 by 155.2 million rubles.

➢ The increase of the EBITDA in the first half of 2005 against the first half of 2004 was 859.1 million rubles or 30.0%. The EBITDA margin amounted to 29.2%.

➢ Operating profit amounted to 2,075.2 million roubles, having increased by 196.4 million roubles or 10.5%. Operating profit margin amounted to 16.3%.

➢ Profit before income tax amounted to 1,368.1 million rubles, having decreased by 116.0 million rubles or 7.8%, caused by increase in expenses on credits' interest by 196.6 million rubles, increase of foreign exchange losses by 79.7 million rubles, reduced gain from financial investments by 35.4 million rubles.

➢ Consolidated profit for the first half of 2005 amounted to 939.4 million rubles, having increased by 1.3% against the same period of the previous year. Profit margin amounted to 7.4%.

The consolidated financial statements of Sibirtelecom OJSC for the first half of 2005 under the International Financial Reporting Standards (unaudited) are available in the Company's corporate web-site at http://www.sibirtelecom.ru/investor/finance.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Reference data:

Key operating and financial results of Sibirtelecom OJSC (in accordance with the Russian Accounting Standards):

	1H 2005	1H 2004	Change, %
Financial highlights (million rubles)			
Revenues	10,326.5	8,873.9	16.4
Operating expenses	8,518.5	7,281.7	17.0
EBITDA	3,083.9	2,539.5	21.4
EBITDA margin	29.9%	28.6%	
Operating income	1,808.0	1,592.1	13.6
Operating margin	17.5%	17.9%	
Income before taxation	880.8	1,059.4	-16.9
Net income	654.9	728.6	-10.1
Net margin	6.3%	8.2%	
Key operating data			
Fixed subscriber lines, thousands	3,920	3,680	6.5
Number of cellular subscribers*, thousands	169	78	115.6
International & Domestic long-distance traffic (paid, outcoming), mln minutes	979	955	2.5
Dial-up Internet traffic, mln minutes	964	736	30.9
Efficiency indicators			
Revenues per line, roubles	2,561	2,379	7.7
Revenues per employee, thousand roubles	232	184	25.6
Number of lines per employee	90.4	77.5	16.6

* without subsidiary business

Investor relation department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

VII -4

SIBIR TELECOM

Press release

October 4, 2006

Sibirtelecom OJSC presents its results for the 1 half of 2006 according to International Financial Reporting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunication services in the Siberian Federal District, presents the unaudited consolidated financial statements for the 1 half of 2006 prepared in accordance with the International Financial Reporting Standards (IFRS).

The consolidated financial statements include the assets, liabilities and financial results of Sibirtelecom OJSC and its subsidiaries, main activity of which is to provide cellular and other telecommunication services.

The main financial indices by IFRS (million rubles):

	1st half 2006	1st half 2005	Change, %
Revenues	14,130.6	12,728.6	11.0%
OIBDA[1]	5,113.4	3,721.9	37.4%
OIBDA margin	36.2%	29.2%	
Operating expenses	10,873.0	10,653.4	2.1%
Operating profit	3,257.6	2,075.2	57.0%
Operating profit margin	23.1%	16.3%	
Profit before income tax	2,642.4	1,368.1	93.1%
Profit for the reporting period	1,822.9	939.4	94.0%
Profit for the reporting period margin	12.9%	7.4%	

➢ In the first half of 2006, the Company's consolidated revenues amounted to 14,130.6 million rubles, having increased by 1,402.0 million rubles, or 11.0% against the same period of the previous year.

The main factors or revenue change in the reporting period were increase of subscriber base, development of cellular communications, change in relations between telecom operators, increase of Internet traffic.

[1] Operating profit before depreciation and amortization

➢ The increase of the OIBDA in the first half of 2006 against the first half of 2005 was 1,391.5 million rubles or 37.4%. The OIBDA margin amounted to 36.2%.

➢ Operating profit amounted to 3,257.6 million roubles, having increased by 1,182.4 million roubles or 57.0%. Operating profit margin amounted to 23.1%.

➢ Profit before income tax amounted to 2,642.4 million rubles, having increased by 1,274.3 million rubles or 93.1%, caused by positive dynamics of profitability, share of result of associates, gain on sale of subsidiaries, associates and other investments and foreign exchange gains.

➢ Profit for the reporting period amounted to 1,822.9 million rubles, having increased by 94.0% against the same period of the previous year. Profit for the reporting period margin amounted to 12.9%.

The unaudited consolidated financial statements of Sibirtelecom OJSC for the 1st half of 2006 (Balance Sheet, Statement of Operations, Notes) under the International Financial Reporting Standards are available in the Company's corporate web-site at:
http://www.sibirtelecom.ru/investor/finance.php (the Russian version) and
http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Reference data: Key unconsolidated operating data and efficiency indicators of Sibirtelecom OJSC (RAS):

	1st half 2006	1st half 2005	Change, %
Key financial highlights (million rubles)			
Revenues	10,756.6	10,326.5	4.2
Operating expenses	8,136.0	8,518.5	-4.5
OIBDA	4,115.7	3,083.9	33.5
OIBDA margin	38.3%	29.9%	
Operating income	2,620.6	1,808.0	44.9
Operating income margin	24.4%	17.5%	
Income before taxation	2,048.3	880.8	132.5
Net income	1,547.9	654.9	136.4
Net income margin	14.4%	6.3%	
Key operating data			
Fixed subscriber lines, thousands	4,114	3,920	5,0
Intrazone traffic (outgoing paid), mln minutes	520	497	4,6
Number of cellular subscribers (without subsidiary business), thousands	321	169	89,9
Dial-up Internet traffic, mln minutes	1,293	965	34,0
Efficiency indicators			
Revenues per line, rubles	2,457	2,561	-4.1
Revenues per employee, thousand rubles	268	232	15.7
Number of lines per employee	109.0	90.4	20.6

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

SIBIR TELECOM

Press Release

March 31, 2005

Sibirtelecom OJSC: Annual Business Report for the Year of 2004

Sibirtelecom OJSC (PTC: ENCO/ENCOP, ENCOG/ENCOPG; ММВБ: STKM/STKMP, АДР: SBTLY) - the largest operator of telecommunications services in the Siberian federal territory - presents its financial results for the year of 2004 prepared in accordance with Russian Accounting Standards (RAS)[1].

➢ The Company's revenues in 2004 amounted to 19,040 million rubles having grown by 3,396 million rubles, or 21.7% against 2003.

Revenues from services rendered for local (7,509 million rubles), long-distance national and international (7,353 million rubles) connections (39.4% and 38.6% respectively) remain the principal components of the Company's revenue structure. A substantial element of the Company's revenues is revenues from services to communication operators – 9.5% (1,805 million rubles), over 4% of which came from Rostelecom OJSC. Revenues received by the Company from provision of new services (Internet, ISS, ISDN, IP-telephony) amount to 4.3% (811 million rubles); revenues from wireless communication services make up 2.3% (437 million rubles).

The main factors of revenue increase in the reporting year were communication network development, enhanced digitalization of patching and linear facilities, growth in tariffs charged for local telephone communications, increase in long-distance international and intercity traffic, development of mobile communications and adjustments in the scheme of settlements with Rostelecom OJSC.

Compared to the year of 2003:

- revenue growth from provision of local telephone connections amounted to 1,385 million rubles, or 22.6% (number of base telephone sets had grown by 6.8% and by the end of the year totaled 3,844,000 pcs.);
- revenue growth from communication operators amounted to 1,072 million rubles or 146.4%, which is attributed to:
  - an increased number of newly connected operators;
  - a revision of some tariffs for services provided to communication operators;
  - an adjustment of the scheme of settlements with Rostelecom OJSC.
- revenue growth from provision of long-distance international and national communication services amounted to 457 million rubles, or 6.6% (outgoing charged long-distance national and international traffic has grown by 10.8% and reached 1,941 million minutes, which includes 94 million minutes of international traffic);
- revenue growth from provision of new services (Internet, ISS, ISDN, IP-telephony) was in the order of 278 million rubles, or 52.0% (Internet traffic with access through a general use telephone network has gone up by 36.0% and amounted to 1,513 million minutes; the volume of information transferred via the Internet has increased by 88.7% and now amounts to182 million MB);
- revenue growth from provision of wireless radio communication services amounted to 179 million rubles, or 69.5% (number of subscribers to mobile communication services (net of subsidiaries) has grown by 1.8 times and now exceeds 105,000).

Structure of the Company's Revenues (mln. rbl.):

Revenue by type	2004	2003	Growth	
			Mln. rbl.	%
Long-distance national and international telephone communications	7,353	6,896	457	6.6
City and rural telephone connections	7,509	6,124	1,385	22.6
Radio communications, radio and TV broadcasting, satellite communications	69	57	11	19.6
Wire broadcasting	281	248	33	13.4
Wireless radio communications	437	258	179	69.5
Telegraph services	362	391	(29)	-7.4
Revenues from new telecommunication services	811	534	278	52.0
Revenues from communication operators	1,805	732	1,072	146.4
Other communication services	24	4	20	470.6
Revenues from other sales (types of activity unrelated to main business operations)	390	401	(11)	-2.8
Total	**19,040**	**15,644**	**3,396**	**21.7**

➢ In 2004, the Company's expenses have increased by 32.7% to reach 16,120 million rubles. Remuneration to employees and deductions for social security, depreciation deductions and cost of services to Rostelecom OJSC constitute a major share of the total amount of expense growth.

Compared to the year 2003:

- the increase in expenses for remuneration to employees and social deductions was 2,002 million rubles or 37.3%. A major factor determining this increase was the creation of a reserve fund to cover the Company's conventional obligations as to payments for vacations not used as per the end of the accounting year; personnel remuneration, calculated according to performance results for the accounting year; and growth of the average salary, in line with the current conditions on the labor market. Optimization of the number of the personnel: - 2.5 thousand people in terms of the annual average (-4.9% against 2003);
- the size of the depreciation of fixed assets has increased by 931 million rubles, or 89.9%, in connection with an increase in launching new equipment acquired under leasing agreements at the end of 2003 and during 2004, accompanied by the growth of depreciation charges;
- the growth of the Company's expenses related to settlements with Rostelecom OJSC amounted to 597 million rubles, or 34.3%, and was mainly caused by changes in the scheme of settlements with Rostelecom OJSC and an increase in long-distance traffic;
- the growth of other expenses was estimated at 283 million rubles, or 23.9%, mainly caused by increased traveling expenses, as well as increased expenditures on lease and insurance of assets;
- the growth of the Company's costs related to services supplied by other organizations amounted to 208 million rubles, or 22.5%, which was largely due to the increased cost of maintenance and renovation of buildings, structures and security services.

Structure of the Company's Expenses (mln. rbl.):

Costs by type	2004	2003	Growth	
			Mln. rbl.	%
Wages, salaries and deductions for social insurance	(7,366)	(5,364)	(2,002)	37.3
Fixed asset depreciation	(1,966)	(1,036)	(931)	89.9
Real costs	(997)	(963)	(34)	3.6
Electric power	(217)	(184)	(33)	17.7
Services to communication operators (except for Group Companies)	(581)	(687)	106	-15.5
Services to communication operators included in the Group	(31)	(42)	11	-27.2
Costs related to services of Rostelecom OJSC	(2,335)	(1,739)	(597)	34.3
Services of outside companies	(1,133)	(925)	(208)	22.5
Taxes and fees included in the costs related to day-to-day activities	(29)	(28)	(0)	1.0
Other costs	(1,465)	(1,182)	(283)	23.9
Total	**(16,120)**	**(12,150)**	**(3,970)**	**32.7**

➢ The increase of the EBITDA parameter in 2004 against 2003 totaled 356 million rubles or 7.9%. EBITDA margin – 25.7%.

➢ Profit from sales has gone down by 574 million rubles (or 16.4%).

Profit before taxation decreased by 1.9 times due to reduced profit from sales and the incorporation in 2004 operating expenses of a reserve fund in the value of 356 million rubles, meant for potentially delinquent outstanding debts of the privileged segment of communication service consumers, with payment overdue between 1 and 90 days, as per the date of the reserve fund formation.

Net profit decreased by 57.3%.

Key Financial Indices for 2003–2004 under Russian Accounting Standards (mln. rbl.):

	2004	2003	Growth, %
Revenues	19,040	15,644	21.7
Costs	16,120	12,150	32.7
EBITDA	4,886	4,530	7.9
EBITDA margin	25.7%	29.0%	
Profit on sales	2,920	3,494	-16.4
Operating margin	15.3%	22.3%	
Before-taxation profit	1,211	2,352	-48.5
Net profit	641	1,500	-57.3
Net margin	3.4%	9.6%	

➢ In 2004, the size of investments in fixed capital amounted to 5.6 billion rubles.

Key Operating Indices of the Company's Activity:

	2004	2003	Growth, %
Key operating indicators			
Mounted capacity of local telephone network, thous.	4,193	3,970	5.6
Level of digitalization of switching equipment, %	56	49	7 p.p.
Number of base telephone sets, thous. pcs.	3,844	3,599	6.8
Intercity and international traffic, mln. min.	1,941	1,751	10.8
Internet Traffic along switched lines, mln. min.	1,513	1,113	36.0
Number of subscribers to cellular communication services, thous.*	1,002	507	97.6
Efficiency indicators			
Intercity and International traffic per line, min.	512	494	3.6
Profit per line, rbl.	5,024	4,415	13.8
Employee's earnings, thous. rbl.	401	313	28.1
Lines per employee	79.8	70.9	12.6

* with a view to cellular subsidiary companies

The complete unaudited financial statements of Sibirtelecom OJSC for 2004 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/investor/finot.php.

Investor Relations Department
Tel.: +7 (3832) 191 197
shipitsin@sibirtelecom.ru

82-6

SIBIR TELECOM

Press release

March 31, 2006

Sibirtelecom OJSC presents its results for the year 2005 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its results for the year 2005 (unaudited) prepared in accordance with the Russian Accounting Standards (RAS).

➢ The Company's revenues for the year 2005 amounted to 21,906.7 million rubles having increased by 2,866.9 million rubles, or 15.1% against the year 2004.

Revenues from services rendered for local (9,163.6 million rubles), domestic and international long-distance (7,103.2 million rubles) connections (41.8% и 32.4% respectively) are the main components of the Company's revenue structure. A substantial element of the Company's revenues is revenues from services to communication operators – 12.0% (2,631.9 million rubles), over 4% came from Rostelecom OJSC. Revenues received by the Company from provision of new services (Internet, Intelligent network services, ISDN, IP-telephony) amount to 5.1% (1,110.0 million rubles); revenues from wireless communication services make up 3.2% (693.9 million rubles).

The main factors of revenue increase in the reporting year were communication network development, enhanced digitalization of patching and linear facilities, growth in subscriber base, increase in Internet traffic and development of cellular communications.

Compared to the year of 2004:

- Increase of revenues from rendering of local telephone connections amounted to 1,654.7 million rubles or 22.0%. The growth in revenues was due to the increase in volume of rendered services (the subscriber base has exceeded 4,055 thousands by the end of the reporting year) and the tariffs indexation from November 1, 2005;
- Increase of revenues from communication operators amounted to 827.4 million rubles or 45.9%, which is attributed to an increased in volume of rendered services and a revision of some tariffs for services provided to communication operators;
- Increase of revenues from provision of new services (Internet, Intelligent network services, ISDN, IP-telephony) amounted to 298.9 million rubles or 36.9% (Internet traffic with access through a general use telephone network has gone up by 33.6% and amounted to 2,022 million minutes; the volume of information transferred via the Internet has increased by 80.2% and now amounts to 327 million MB);

- Increase of revenues from wireless connections services amounted to 257.0 million rubles or 58.8% (within the reporting period the number of subscribers to cellular communications services (without subsidiary business) has increased 2.4 times, amounted to over 251 thousands);

- Revenue from domestic and international long-distance communications has decreased by 250.1 million rubles, that was due to the decreased average profitable rate attributed to competitive situation on the telecommunication market.

The Company's revenues structure (million rubles):

Revenue by type	2005	2004	Change	
			Million rubles	%
Domestic and International long-distance communications	7,103.2	7,353.3	(250.1)	(3.4)
City and rural telephone connections	9,163.6	7,508.9	1,654.7	22.0
Radio communications, radio and TV broadcasting, satellite communications	82.6	68.7	13.9	20.2
Wire broadcasting	281.6	280.7	0.9	0.3
Wireless communications	693.9	436.9	257.0	58.8
Telegraph services	354.3	361.7	(7.4)	(2.0)
Revenues from new telecommunication services	1,110.0	811.1	298.9	36.9
Revenues from communication operators	2,631.9	1,804.5	827.4	45.9
Other communication services	34.9	24.4	10.5	43.0
Revenues from other sales (types of activity unrelated to main business operations)	450.7	389.6	61.1	15.7
Total	**21,906.7**	**19,039.8**	**2,866.9**	**15.1**

➢ The Company's expenses in 2005 increased by 2,763.2 million rubles or 17.1% against the previous year and amounted to 18,883.1 million rubles.

Expenses related to wages, salaries and deduction for social insurance, other expenses, depreciation charges and expenses for services supplied by outside companies constitute a major share in the total amount of the expenses growth.

Compared to the year of 2004:

- Increase of expenses related to remuneration to employees and social deductions amounted to 814.4 million rubles or 11.1%. Major factors determining this increase were the growth of the average wage size attributed to situation on labour market and the charge of the provision on remuneration's payment for the year 2005 results. At the same time the size of deductions for social security has decreased by 7.9% over of reduction in social tax;

- Increase of other expenses amounted to 609.6 million rubles or 41.6 mainly caused by formation of the Universal Service Reserve Fund in accordance with the Federal Law "On Communications" in the way established by RF Government Resolution of April 21, 2005 #243 "On approval the rules of formation and expenditures of Universal Service Reserve Fund", and also by increase of expenses related to non-government pension insurance;

- The size of the charged depreciation has increased by 546.5 million rubles or 27.8%, in connection with an active investment policy of the Company directed to the communication network development;

- Increase of expenses related to services supplied by other organizations amounted to 373.9 million rubles or 33.0%, which was largely due to the increased cost of outsourcing - services

by the outside companies, and also due to the reflection of expenses on the integration of the Enterprise Resource Planning System (ERP) developed on the basis of the Oracle E-Business Suite.

The Company's expenses structure (million rubles):

Costs by type	2005	2004	Change	
			Million rubles	%
Wages, salaries and deductions for social insurance	(8,180.6)	(7,366.2)	(814.4)	11.1
Fixed asset depreciation	(2,512.9)	(1,966.4)	(546.5)	27.8
Real costs	(1,198.7)	(997.4)	(201.3)	20.2
Electric power	(245.0)	(216.8)	(28.2)	13.0
Services to communication operators (except for Group Companies)	(486.7)	(426.7)	(60.0)	14.1
Services to communication operators included in the Group	(171.0)	(184.5)	13.5	(7.3)
Costs related to services of Rostelecom OJSC	(2,473.6)	(2,335.4)	(138.2)	5.9
Services of outside companies	(1,507.0)	(1,133.1)	(373.9)	33.0
Taxes and fees included in the costs related to day-to-day activities	(33.2)	(28.6)	(4.6)	16.1
Other costs	(2,074.4)	(1,464.8)	(609.6)	41.6
Total	**(18,883.1)**	**(16,119.9)**	**(2,763.2)**	**17.1**

➢ The increase of the EBITDA parameter in 2005 against the previous year totaled 650.2 million rubles or 13.3%. EBITDA margin – 25.3%.

➢ Operating income totalled 3,023.6 million rubles, having increased by 103.7 million rubles, or 3.6%. The operating margin is 13.8%.

➢ Income before taxation increased by 58.6 million rubles or 4.8% and amounted to 1,269.5 million rubles.

➢ Net income totalled 708.1 million rubles, having increased by 7.9% against the year 2004. The net margin – 3.2%.

Key financial highlights under Russian Accounting Standards (million rubles):

	2005	2004	Change, %
Revenues	21,906.7	19,039.8	15.1%
Operating expenses	18,883.1	16,119.9	17.1%
EBITDA	5,536.5	4,886.3	13.3%
EBITDA margin	25.3%	25.7%	
Operating income	3,023.6	2,919.9	3.6%
Operating income margin	13.8%	15.3%	
Income before taxation	1,269.5	1,210.9	4.8%
Net income	708.1	656.5	7.9%
Net income margin	3.2%	3.4%	

➢ The Company's capital investments in 2005 amounted to 6.15 billion rubles, which exceeded the level of 2004 by 9.5%.

The main part of capital investments has been directed on development of local telephony, communications networks and infrastructure. The level of the investments made in introduction of

Key operating data and efficiency indicators of the Company's Activity:

	2004	2005	Change, %
Key operating data			
Installed switching capacity in local networks, thousand lines	4,193	4,393	4.8
Digitalization of local switching capacity, %	56	63	
Fixed subscriber lines, thousands	3,844	4,056	5.5
International & Domestic long-distance traffic (paid, outcoming), mln minutes	1,941	1,961	1.1
incl. International long-distance traffic (paid, outcoming), mln minutes	94	97	3.2
Dial-up Internet traffic, mln minutes	1,513	2,022	33.6
Number of cellular subscribers (with subsidiary business), thousands	1,002	1,979	97.5
Efficiency indicators			
Revenues per line, rubles	5,024	5,317	5.8
Revenues per employee, thousand rubles	401	505	26.1
Number of lines per employee	79.8	95.0	19.1

The complete unaudited financial statements of Sibirtelecom OJSC for 2005 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/english/investors/financial.php

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

VII-7

Press Release

July 29, 2005

Sibirtelecom OJSC presents its results for the 1st half of 2005 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: SBTLY) - the operator of telecommunications services in the Siberian federal territory - presents its financial results for the 1st half of 2005 prepared in accordance with Russian Accounting Standards (RAS).

➢ The Company's revenues for 1st half of 2005 amounted to 10,326.5 million rubles having grown by 1,452.6 million rubles, or 16.4% against the same period of the previous year.

Revenues from services rendered for local (4,314.4 million rubles), long-distance national and international (3,556.7 million rubles) connections (41.8% and 34.4% respectively) remain the principal components of the Company's revenue structure. A substantial element of the Company's revenues is revenues from services to communication operators – 10.6% (1,094.0 million rubles), over 4% of which came from Rostelecom OJSC. Revenues received by the Company from provision of new services (Internet, ISS, ISDN, IP-telephony) amount to 4.9% (507.9 million rubles); revenues from wireless communication services make up 2.7% (279.8 million rubles).

The main factors of revenue increase in the reporting period were growth in long-distance international and intercity traffic, Internet traffic, and development of mobile communications, communication network, enhanced digitalization and increase of tariffs for local telephone communications services.

Compared to the same period of the year 2004:

- revenue growth from provision of local telephone connections amounted to 904,9 million rubles, or 26.5% (number of base telephone sets had grown by 6.5% and by the end of the reporting period totaled 3,920,000 pcs.);

- revenue growth from communication operators amounted to 342.6 million rubles or 45.6%, which is attributed to:
  - an increased number of newly connected operators;
  - a revision of some tariffs for services provided to communication operators.

- revenue growth from provision of new services (Internet, ISS, ISDN, IP-telephony) was in the order of 121.0 million rubles, or 31.3% (Internet traffic with access through a general use telephone network has gone up by 30.9% and amounted to 964 million minutes; the volume of information transferred via the Internet has increased by 67.0%);

- revenue growth from provision of wireless radio communication services amounted to 83.1 million rubles, or 42.2% (number of subscribers to mobile communication services (net of

Structure of the Company's Revenues (mln. rbl.):

Revenue by type	1st half 2004	1st half 2005	Growth	
			Mln. rbl.	%
Long-distance national and international telephone communications	3,604.5	3,556.7	(47.8)	-1.3
City and rural telephone connections	3,409.5	4,314.4	904.9	26.5
Radio communications, radio and TV broadcasting, satellite communications	33.0	41.6	8.6	26.1
Wire broadcasting	141.6	142.5	0.9	0.6
Wireless radio communications	196.7	279.8	83.1	42.2
Telegraph services	174.7	172.1	(2.6)	-1.5
Revenues from new telecommunication services	386.9	507.9	121.0	31.3
Revenues from communication operators	751.4	1,094.0	342.6	45.6
Other communication services	1.7	13.6	11.9	8.0 times
Revenues from other sales (types of activity unrelated to main business operations)	173.9	203.9	30.0	17.3
Total	**8,873.9**	**10,326.5**	**1,452.6**	**16.4**

➢ In 1st half of 2005, the Company's expenses have increased by 17.0% or 1,236.8 million rubles against the same period of the previous year to reach 8,518.5 million rubles. Remuneration to employees and deductions for social security, depreciation deductions, cost of outside companies' services and other costs constitute a major share of the total amount of expense growth.

Compared to the same period of the year 2004:

- the increase in expenses for remuneration to employees and social deductions was 388.4 million rubles or 12,3%. A major factor determining this increase was the growth of the average salary (from July 1, 2004), in line with the current conditions on the labor market. At the same time the size of deductions for social security has decreased by 12.0% over of reduction in social tax;
- the size of the depreciation of fixed assets has increased by 328.5 million rubles, or 34.7%, in connection with the communication network development and an increase in launching new equipment acquired under leasing agreements;
- the growth of the Company's costs related to services supplied by other organizations amounted to 236.1 million rubles, or 49.4%, which was largely due to the increased cost of outsoursing - servicing by the outside companies.
- the growth of the Company's other costs amounted to 108.3 million rubles, or 15.5%, which was largely due to the increased cost of non-state retirement insurance.

Structure of the Company's Expenses (mln. rbl.):

Costs by type	1st half 2004	1st half 2005	Growth	
			Mln. rbl.	%
Wages, salaries and deductions for social insurance	(3,154.7)	(3,543.1)	(388.4)	12.3
Fixed asset depreciation	(947.4)	(1,275.9)	(328.5)	34.7
Real costs	(427.6)	(516.7)	(89.1)	20.8
Electric power	(111.1)	(127.2)	(16.1)	14.5
Services to communication operators (except for Group Companies)	(246.4)	(211.0)	35.4	-14.4
Services to communication operators included in the Group	(60.8)	(80.9)	(20.1)	33.1
Costs related to services of Rostelecom OJSC	(1,139.0)	(1,223.7)	(84.7)	7.4
Services of outside companies	(478.4)	(714.5)	(236.1)	49.4
Taxes and fees included in the costs related to day-to-day activities	(18.3)	(19.2)	(0.9)	4.9
Other costs	(698.0)	(806.3)	(108.3)	15.5

- The increase of the EBITDA in 1st half of 2005 against the same period of the last year totaled 544.4 million rubles or 21.4%. EBITDA margin – 29.9%.

- Operating income totalled 1,808.0 million roubles, having increased by 215,9 million roubles, or 13.6%. The operating margin is 17.5%.

- Profit before taxation decreased by 16.9% due to increased expenses on credits' interest by 248 million roubles (furthermore, in the 1st half of 2004 additional revenues from leaving of financial investments were received in amount of 185 million roubles). Net profit totalled 654.9 million roubles, having decreased by 10.1% against the same period of the year 2004. The net margin – 6.3%.

Key Financial Indices under Russian Accounting Standards (mln. rbl.):

	1H 2004	1H 2005	Change, %
Financial highlights (million rubles)			
Revenues	8,873.9	10,326.5	16.4
Operating expenses	7,281.7	8,518.5	17.0
EBITDA	2,539.5	3,083.9	21.4
EBITDA margin	28.6%	29.9%	
Operating income	1,592.1	1,808.0	13.6
Operating margin	17.9%	17.5%	
Income before taxation	1,059.4	880.8	-16.9
Net income	728.6	654.9	-10.1
Net margin	8.2%	6.3%	
Key operating data			
Fixed subscriber lines, thousands	3,680	3,920	6.5
International & Domestic long-distance traffic (paid, outcoming), mln minutes	955	979	2.5
Dial-up Internet traffic, mln minutes	736	964	30.9
Efficiency indicators			
Revenues per line, rubles	2,379	2,561	7.7
Revenues per employee, thousand rubles	184	232	25.6
Number of lines per employee	77.5	90.4	16.6

The complete unaudited financial statements of Sibirtelecom OJSC for 1st half of 2005 are available on the Company's corporate web-site at:
http://www.sibirtelecom.ru/english/investors/financial.php.

Investor relation department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

SIBIR TELECOM

Press release

October 31, 2005

Sibirtelecom OJSC presents its results for 9 months of the year 2005 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its financial results for 9 months of 2005 prepared in accordance with the Russian Accounting Standards (RAS).

➢ The Company's revenues for 9 months of 2005 amounted to 15,717.0 million rubles having increased by 2,213.2 million rubles, or 16.4% against the same period of the previous year.

Revenues from services rendered for local (6,497.5 million rubles), domestic and international long-distance (5,391.7 million rubles) connections (41.3% и 34.3% respectively) remain the main components of the Company's revenue structure. A substantial element of the Company's revenues is revenues from services to communication operators – 10.9% (1,712.7 million rubles), over 4% of which came from Rostelecom OJSC. Revenues received by the Company from provision of new services (Internet, Intelligent network services, ISDN, IP-telephony) amount to 4.9% (773.1 million rubles); revenues from wireless communication services make up 3.0% (473.2 million rubles).

The main factors of revenue increase in the reporting period were the growth in subscriber base, increase in international and domestic long-distance traffic, Internet traffic, development of cellular communications, and the growth in tariffs charged for the local telephone communications.

Compared to the same period of the year 2004:

- Increase of revenues from rendering of local telephone connections amounted to 1,354.9 million rubles or 26.3% (the number of basic telephone sets increased by 6.5% to reach 3,962 thousands by the end of the reporting period);
- Increase of revenues from communication operators amounted to 475.7 million rubles or 38.5%, which is attributed to:
  - an increased in volume of rendered services;
  - a revision of some tariffs for services provided to communication operators;
- Increase of revenues from provision of new services (Internet, Intelligent network services, ISDN, IP-telephony) amounted to 190.9 million rubles or 32.8% (Internet traffic with access through a general use telephone network has gone up by 31.8% and amounted to 1,426 million minutes; the volume of information transferred via the Internet has increased by 69.2%);
- Increase of revenues from wireless connections services amounted to 157.2 million rubles or 49.7% (within the reporting period the number of subscribers to cellular communications

The Company's revenues structure (million rubles):

Revenue by type	9 months 2005	9 months 2004	Change	
			Million rubles	%
Domestic and International long-distance communications	5,391.7	5,420.4	(28.7)	(0.5)
City and rural telephone connections	6,497.5	5,142.6	1,354.9	26.3
Radio communications, radio and TV broadcasting, satellite communications	61.8	49.3	12.5	25.4
Wire broadcasting	210.7	210.5	0.2	0.1
Wireless communications	473.2	316.0	157.2	49.7
Telegraph services	255.8	263.2	(7.4)	(2.8)
Revenues from new telecommunication services	773.1	582.2	190.9	32.8
Revenues from communication operators	1,712.7	1,237.0	475.7	38.5
Other communication services	24.4	8.4	16.0	2.9 times
Revenues from other sales (types of activity unrelated to main business operations)	316.1	274.2	41.9	15.3
Total	**15,717.0**	**13,503.8**	**2,213.2**	**16.4**

➢ For 9 months of 2005 the Company's expenses increased by 1,462.3 million rubles or 12.8% against the same period of the previous year and amounted to 12,878.6 million rubles.

Depreciation charges, expenses related to wages, salaries and deduction for social insurance, services supplied by outside companies constitute a major share in the total amount of the expense growth.

Compared to the same period of the year 2004:

- the size of the charged depreciation has increased by 457.6 million rubles or 31.4%, in connection with an active investment policy of the Company directed to the communication network development;
- the increase of expenses related to services supplied by other organizations amounted to 320.5 million rubles, or 41.8%, which was largely due to the increased cost of outsoursing - service by the outside companies;
- the increase of other expenses amounted to 193.3 million rubles or 18.3% mainly caused by increase of expenses related to non-government pension insurance and advertising;
- the increase of expenses related to remuneration to employees and social deductions amounted to 185.6 million rubles or 3.6%. A major factor determining this increase was the growth of the average wage size attributed to situation on labour market. At the same time the size of deductions for social security has decreased by 17.3% over of reduction in social tax;

The Company's expenses structure (million rubles):

Costs by type	9 months 2005	9 months 2004	Change	
			Million rubles	%
Wages, salaries and deductions for social insurance	(5,277.6)	(5,092.0)	(185.6)	3.6
Fixed asset depreciation	(1,916.2)	(1,458.6)	(457.6)	31.4
Real costs	(849.0)	(694.7)	(154.3)	22.2
Electric power	(179.3)	(156.5)	(22.8)	14.6
Services to communication operators (except for Group Companies)	(337.2)	(340.0)	2.8	(0.8)
Services to communication operators included in the Group	(121.5)	(103.1)	(18.4)	17.8
Costs related to services of Rostelecom OJSC	(1,836.3)	(1,726.8)	(109.5)	6.3
Services of outside companies	(1,087.8)	(767.3)	(320.5)	41.8
Taxes and fees included in the costs related to day-to-day activities	(26.8)	(23.7)	(3.1)	13.1
Other costs	(1,246.9)	(1,053.6)	(193.3)	18.3
Total	**(12,878.6)**	**(11,416.3)**	**(1,462.3)**	**12.8**

➢ The increase of the EBITDA parameter for 9 months of 2005 against the same period of the previous year totaled 1,208.5 million rubles or 34.1%. EBITDA margin – 30.3%.

➢ Operating income totalled 2,838.4 million rubles, having increased by 750.9 million rubles, or 36.0%. The operating margin is 18.1%.

➢ Income before taxation increased by 50.5 million rubles or 4.2% and amounted to 1,258.1 million rubles.

➢ Net income totalled 824.2 million rubles, having increased by 6.0% against the same period of 2004. The net margin – 5.2%.

Key financial highlights under Russian Accounting Standards (million rubles):

	9 months 2005	9 months 2004	Change, %
Revenues	15,717.0	13,503.8	16.4
Operating expenses	12,878.6	11,416.3	12.8
EBITDA	4,754.6	3,546.1	34.1
EBITDA margin	30.3%	26.3%	
Operating income	2,838.4	2,087.5	36.0
Operating margin	18.1%	15.5%	
Income before taxation	1,258.1	1,207.6	4.2
Net income	824.2	777.4	6.0
Net margin	5.2%	5.8%	

Key operating data and efficiency indicators of the Company's Activity:

	9 months 2005	9 months 2004	Change, %
Key operating data			
Fixed subscriber lines, thousands	3,962	3,721	6.5
International & Domestic long-distance traffic (paid, outcoming), mln minutes	1,487	1,436	3.5
Number of cellular subscribers (with subsidiary business), thousands	1,629	760	114.3
Dial-up Internet traffic, mln minutes	1,426	1,082	31.8
Efficiency indicators			
Revenues per line, roubles	3,859	3,597	7.3
Revenues per employee, thousand roubles	359	282	27.3
Number of lines per employee	93.0	78.5	18.5

The financial statements of Sibirtelecom OJSC for 9 months of 2005 are available in the Company's corporate web-site at: http://www.sibirtelecom.ru/investor/finot.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Internet-conference «Sibirtelecom OJSC: 9 months 2005 results (RAS)» will be held on November 1, 2005, 12:00 p.m. (Moscow time) on www.finam.ru.

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

VII-3

SIBIR TELECOM

Press Release

May 3, 2005

Sibirtelecom OJSC presents its results for 1st quarter of the year 2005 according to Russian Accounting Standards

Sibirtelecom OJSC (PTC: ENCO/ENCOP, ENCOG/ENCOPG; ММВБ: STKM/STKMP, АДР: SBTLY) - the operator of telecommunications services in the Siberian federal territory - presents its financial results for the 1st quarter of 2005 prepared in accordance with Russian Accounting Standards (RAS).

➢ The Company's revenues for 1st quarter of 2005 amounted to 5,097 million rubles having grown by 694 million rubles, or 15.8% against the same period of the previous year.

Revenues from services rendered for local (2,153 million rubles), long-distance national and international (1,774 million rubles) connections (42.2% and 34.8% respectively) remain the principal components of the Company's revenue structure. A substantial element of the Company's revenues is revenues from services to communication operators – 10.1% (516 million rubles), over 4% of which came from Rostelecom OJSC. Revenues received by the Company from provision of new services (Internet, ISS, ISDN, IP-telephony) amount to 4.9% (249 million rubles); revenues from wireless communication services make up 2.4% (123 million rubles).

The main factors of revenue increase in the reporting period were growth in long-distance international and intercity traffic, Internet traffic, and development of mobile communications, communication network, enhanced digitalization of patching and linear facilities.

Compared to the same period of the year 2004:

- revenue growth from provision of local telephone connections amounted to 450 million rubles, or 26.4% (number of base telephone sets had grown by 6.4% and by the end of the reporting period totaled 3,878,000 pcs.);

- revenue growth from communication operators amounted to 176 million rubles or 51.9%, which is attributed to:
  - an increased number of newly connected operators;
  - a revision of some tariffs for services provided to communication operators.

- revenue growth from provision of new services (Internet, ISS, ISDN, IP-telephony) was in the order of 60 million rubles, or 31.7% (Internet traffic with access through a general use telephone network has gone up by 30.1% and amounted to 482 million minutes; the volume of information transferred via the Internet has increased by 65.4% and now amounts to 63 million MB);

- revenue growth from provision of wireless radio communication services amounted to 34 million rubles, or 38.1% (number of subscribers to mobile communication services (net of

Structure of the Company's Revenues (mln. rbl.):

Revenue by type	1st quarter 2004	1st quarter 2005	Growth	
			Mln. rbl.	%
Long-distance national and international telephone communications	1,809.3	1,774.2	(35.1)	-1.9
City and rural telephone connections	1,702.4	2,152.7	450.3	26.4
Radio communications, radio and TV broadcasting, satellite communications	16.3	20.2	3.9	23.9
Wire broadcasting	71.0	72.3	1.3	1.8
Wireless radio communications	88.8	122.7	33.8	38.1
Telegraph services	105.1	88.7	(16.4)	-15.6
Revenues from new telecommunication services	188.8	248.5	59.8	31.7
Revenues from communication operators	339.8	516.3	176.5	51.9
Other communication services	0.7	6.2	5.5	8.7 times
Revenues from other sales (types of activity unrelated to main business operations)	80.5	94.8	14.4	17.9
Total	**4,402.7**	**5,096.6**	**693.9**	**15.8**

➢ In 1st quarter of 2005, the Company's expenses have increased by 17.0% against the same period of the previous year to reach 4,128 million rubles. Remuneration to employees and deductions for social security, depreciation deductions and cost of outside companies' services constitute a major share of the total amount of expense growth.

Compared to the same period of the year 2004:

- the increase in expenses for remuneration to employees and social deductions was 173 million rubles or 11.1%. A major factor determining this increase was the growth of the average salary (from July 1, 2004), in line with the current conditions on the labor market. At the same time the size of deductions for social security has decreased by 12.3% over of reduction in social tax;
- the size of the depreciation of fixed assets has increased by 172 million rubles, or 36.8%, in connection with the communication network development and an increase in launching new equipment acquired under leasing agreements;
- the growth of the Company's costs related to services supplied by other organizations amounted to 128 million rubles, or 61.1%, which was largely due to the increased cost of outsoursing - servicing by the outside companies.

Structure of the Company's Expenses (mln. rbl.):

Costs by type	1st quarter 2004	1st quarter 2005	Growth	
			Mln. rbl.	%
Wages, salaries and deductions for social insurance	(1,561.6)	(1,734.6)	(172.9)	11.1
Fixed asset depreciation	(466.9)	(638.8)	(171.9)	36.8
Real costs	(192.2)	(226.8)	(34.6)	18.0
Electric power	(59.3)	(71.2)	(11.9)	20.1
Services to communication operators (except for Group Companies)	(110.6)	(99.9)	10.6	-9.6
Services to communication operators included in the Group	(30.5)	(41.1)	(10.6)	34.6
Costs related to services of Rostelecom OJSC	(567.8)	(610.8)	(43.0)	7.6
Services of outside companies	(209.0)	(336.7)	(127.7)	61.1
Taxes and fees included in the costs related to day-to-day activities	(2.5)	(2.8)	(0.3)	13.8
Other costs	(327.3)	(365.0)	(37.7)	11.5
Total	**(3,527.8)**	**(4,127.8)**	**(600.0)**	**17.0**

➢ The increase of the EBITDA parameter in 1st quarter of 2005 against the same period of the last year totaled 266 million rubles or 19.8%. EBITDA margin – 31.5%.

➢ Operating income totalled 969 million roubles, having increased by 94 million roubles, or 10.7%. The operating margin is 19.0%.

➢ Profit before taxation decreased by 8.5% due to increased expenses on credits' interest by 111 million roubles. Net profit totalled 267 million roubles, having decreased by 21.4% against the same period of the year 2004. The net margin – 5.2%.

Key Financial Indices under Russian Accounting Standards (mln. rbl.):

	1st quarter 2004	1st quarter 2005	Growth, %
Revenues	4,403	5,097	15.8
Costs	3,528	4,128	17.0
EBITDA	1,342	1,608	19.8
EBITDA margin	30.5%	31.5%	
Operating income	875	969	10.7
Operating margin	19.9%	19.0%	
Before-taxation profit	498	456	-8.5
Net profit	339	267	-21.4
Net margin	7.7%	5.2%	

Key Operating Indices of the Company's Activity:

	1st quarter 2004	1st quarter 2005	Growth, %
Key operating indicators			
Number of base telephone sets, thous. pcs.	3,644	3,878	6.4
Intercity and international traffic, mln. min.	479	487	1.6
Internet Traffic along switched lines, mln. min.	371	482	30.1
Efficiency indicators			
Profit per line, rbl.	1,189	1,275	7.3
Profit per employee, thous. rbl.	90.6	112.0	23.6
Lines per employee	76.2	87.9	15.4

The complete unaudited financial statements of Sibirtelecom OJSC for 1st quarter of 2005 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/english/investors/financial.php.

Investor Relations Department
Tel.: +7 (3832) 191 197
shipitsin@sibirtelecom.ru

VII -10

SIBIR TELECOM

Press release

July 31, 2006

Sibirtelecom OJSC presents its results for the 1st half of 2006 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its results for the 1st half of 2006 prepared in accordance with the Russian Accounting Standards (RAS).

➢ The Company's revenues for the 1st half of 2006 amounted to 10,756.6 million rubles increased by 430.1 million rubles, or 4.2% against the same period of the previous year.

The main factors or revenue change in the reporting period were change in relations between telecom operators, increase of subscriber base, Internet traffic, development of cellular communications.

Revenues from rendering local connection services amount to 46.1% (4,958.1 million rubles) of the Company's revenues. A substantial element of the Company's revenues is revenues from interconnection and traffic transfer services (1,827.0 million rubles) and intrazone telephone communication (1,698.8 million rubles), 17.0% and 15.8% respectively. Revenues from document telecommunications services amount to 9.0% (971.7 million rubles), where 66.6% - revenues from Internet access services. Revenues from cellular communications services amount to 4.4% (468.7 million rubles).

Compared to the same period of 2005:

- increase of revenues from interconnection and traffic transfer services amounted to 931.1 million rubles or 103.9% due to change of regulatory legal acts in telecommunication branch[1].

- increase of revenues from rendering local connections services amounted to 569.9 million rubles or 13.0%, which is attributed to the increase of rendering services volume (number of basic telephone sets increased by 5.0% and amounted at the end of reporting period to 4,114 thousand items) and tariff indexing since November 1, 2005.

[1] *Since January 1, 2006 the settlements have a mutual character for the services of interconnection and traffic transfer while providing all kinds of telephony services and consist of the following types of payment: payment for the organization of a connecting point, payment for use of the connecting point, payment for every minute of the*

- in the 1st half of 2006 revenue from rendering services under the assistance contract with Rostelecom OJSC[2] was obtained in amount of 410.5 million rubles;

- increase of revenues from document telecommunications services amounted to 302.5 million rubles or 45.2% that was mainly caused by the increase of revenues from rendering (dial-up and dedicated) Internet access services (Internet traffic with the access through the public telephone network increased by 34.0% and amounted to 1,293 million minutes; amount of information transferred via Internet increased by 111.7%);

- increase of revenues from cellular communications services amounted to 181.6 million rubles or 63.3% (number of cellular subscribers (without subsidiary business) increased by a factor of 1.9 and amounted to 321 thousand);

- increase of revenues from intrazone telephone communication services amounted to 88.2 million rubles or 5.5% due to increase of revenues from connected operators' channel leasing, change in a way of registering revenues from connected operators' subscribers connections.

The Company's revenues structure (million rubles):

Revenue by type	1st half 2006	1st half 2005	Change	
			Million ruble	%
Domestic and International long-distance communications	-[3]	2,064.8	(2,064.8)	(100.0)
City and rural telephone connections	4,958.1	4,388.2	569.9	13.0
Radio communications, radio and TV broadcasting, satellite communications	47.9	45.8	2.1	4.6
Cellular communications	468.7	287.1	181.6	63.3
Wire broadcasting	145.2	142.5	2.7	1.9
Document telecommunications	971.7	669.2	302.5	45.2
including:				
Internet access services	646.8	432.1	214.7	49.7
IP-telephony	52.3	34.4	17.9	52.0
Other communication services (types of activity related to main business operations)	18.9	18.7	0.2	1.1
including:				
Intelligent network services	2.4	1.0	1.4	140.0
Interconnection and traffic transfer services	1,827.0	895.9	931.1	103.9
Services by assistance contracts	410.5	-	410.5	-
Intrazone telephone communication	1,698.8	1,610.6	88.2	5.5
Revenues from other sales (types of activity unrelated to main business operations)	209.8	203.7	6.1	3.0
Total	**10,756.6**	**10,326.5**	**430.1**	**4.2**

[2] *At present, Sibirtelecom OJSC is settling accounts with subscribers for the provided services of international and domestic long-distance telephony on the basis of an assistance contract with Rostelecom OJSC. In accordance with the contract of assistance, Sibirtelecom OJSC provides Rostelecom OJSC with chargeable services of billing processing of international and domestic long-distance telephony, collecting payments from telephone subscribers, working with the accounts receivable of telephone subscribers, with claims and suits, etc.*

[3] *Since January 1, 2006 Rostelecom OJSC and other operators that were granted respective licenses have the right to provide services of international and domestic long-distance telephone communication. Subscribers' payments for the provided services are the revenue of Rostelecom OJSC and other operators. In view of the above, Sibirtelecom OJSC does not receive any revenue from international and domestic long-distance telephone communication in the first half*

➢ The Company's expenses in the 1st half of 2006 decreased by 382.5 million rubles or 4.5% against the same period of previous year and amounted to 8,136.0 million rubles.

Expenses related to wages, salaries and deduction for social insurance (46.1%), depreciation charges (18.4%) and other expenses (13.1%) constitute a major share in the total amount of the expenses.

Compared to the same period of 2005:

- costs related to services of Rostelecom OJSC decreased by 1,168.0 million rubles or 95.4% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch;
- increase of other expenses amounted to 258.6 million rubles or 32.1% mainly caused by indication of expenses according to development and application of Enterprise Resource Planning System on the base of Oracle E-Business Suite connected with putting it into operation and expenses on payments to Universal service fund;
- the amount of the charged fixed asset depreciation increased by 219.2 million rubles or 17.2%, in connection with an active investment policy of the Company directed to the communication network development;
- increase of expenses related to remuneration to employees and social deductions amounted to 210.5 million rubles or 5.9%. Major factor determining this increase was the growth of the average wage size.

The Company's expenses structure (million rubles):

Costs by type	1st half 2006	1st half 2005	Change	
			Million ruble	%
Wages, salaries and deductions for social insurance	(3,753.6)	(3,543.1)	(210.5)	5.9
Fixed asset depreciation	(1,495.1)	(1,275.9)	(219.2)	17.2
Material cost	(814.7)	(786.9)	(27.8)	3.5
Services to communication operators (except for Group Companies)	(293.8)	(211.0)	(82.8)	39.2
Services to communication operators included in the Group	(90.1)	(80.9)	(9.2)	11.4
Costs related to services of Rostelecom OJSC	(55.7)	(1,223.7)	1,168.0	-95.4
Services of outside companies	(556.7)	(573.3)	16.6	-2.9
Taxes and fees included in the costs related to day-to-day activities	(13.2)	(19.2)	6.0	-31.3
Other expenses	(1,063.1)	(804.5)	(258.6)	32.1
Total	**(8,136.0)**	**(8,518.5)**	**382.5**	**-4.5**

➢ The increase of the EBITDA parameter in the 1st half of 2006 against the same period of previous year totaled 1,031.8 million rubles or 33.5%. EBITDA margin – 38.3%.

➢ Operating income totalled 2,620.6 million rubles, having increased by 812.6 million rubles, or 44.9%. The operating margin is 24.4%.

➢ Income before taxation increased by 1,167.5 million rubles or 132.5% and amounted to

participation in other organizations (dividends), revenues from selling and other disposal of other assets and also revenues from recovery of provision for bad debts.

➢ Net income totalled 1,547.9 million rubles, having increased by 136.4% against the same period of previous year. The net income margin – 14.4%.

Key financial highlights under Russian Accounting Standards (million rubles):

	1st half 2006	1st half 2005	Change, %
Revenues	10,756.6	10,326.5	4.2
Operating expenses	8,136.0	8,518.5	-4.5
EBITDA	4,115.7	3,083.9	33.5
EBITDA margin	38.3%	29.9%	
Operating income	2,620.6	1,808.0	44.9
Operating income margin	24.4%	17.5%	
Income before taxation	2,048.3	880.8	132.5
Net income	1,547.9	654.9	136.4
Net income margin	14.4%	6.3%	

Key operating data and efficiency indicators of the Company's Activity:

	1st half 2006	1st half 2005	Change, %
Key operating data			
Fixed subscriber lines, thousands	4,114	3,920	5.0
Intrazone traffic (outgoing paid), mln minutes	520	497	4.6
Number of cellular subscribers (with subsidiary business), thousands	2,486	1,378	80.3
Dial-up Internet traffic, mln minutes	1,293	965	34.0
Efficiency indicators			
Revenues per line, rubles	2,457	2,561	-4.1
Revenues per employee, thousand rubles	268	232	15.7
Number of lines per employee	109.0	90.4	20.6

The financial statements of Sibirtelecom OJSC for the 1st half of 2006 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/investor/finot.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Internet-conference «Sibirtelecom OJSC: 1st half of the year 2006 results (RAS)» will be held on August 1, 2006, 12:00 p.m. (Moscow time) on www.finam.ru.

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

SIBIR TELECOM

Press release

May 02, 2006

Sibirtelecom OJSC presents its results for the 1st quarter of 2006 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its results for the 1st quarter of 2006 prepared in accordance with the Russian Accounting Standards (RAS).

Since a number of statutory acts provided by the Federal Law "On Communication" and intended for liberalization of the Russian market of communication entered into force, the structure of relations between telecoms operators, as well as between telecoms operators and their subscribers changed, which caused considerable changes in the structure of the Company's revenues and expenses.

Till January 1, 2006, Sibirtelecom OJSC provided the subscribers with the services of international and domestic long-distance telephone communication on its own behalf according to previously published Addendum # 23236 to the Licence for providing services of local, intrazone telephone communication. The monetary funds credited to the accounts of Sibirtelecom OJSC for the rendered services were the revenue of Sibirtelecom OJSC. Since January 1, 2006 Rostelecom OJSC and other operators that were granted respective licences have the right to provide services of international and domestic long-distance telephone communication. Subscribers' payments for the provided services are the revenue of Rostelecom OJSC and other operators. In view of the above, Sibirtelecom OJSC does not receive any revenue from international and domestic long-distance telephone communication in the first quarter of the year 2006.

At present, Sibirtelecom OJSC is settling accounts with subscribers for the provided services of international and domestic long-distance telephony on the basis of an assistance contract with Rostelecom OJSC. In accordance with the contract of assistance, Sibirtelecom OJSC provides Rostelecom OJSC with chargeable services of billing processing of international and domestic long-distance telephony, collecting payments from telephone subscribers, working with the accounts receivable of telephone subscribers, with claims and suits, etc. This revenue is shown in the line "Services by assistance contracts" in the table "The Company's revenues structure".

In accordance with the regulatory legal acts that entered into effect on January 1, 2006 the procedure of settlements with the connected operators has changed considerably.

Till January 1, 2006 all payments for the services of interconnection and traffic transfer in respect of services of local telephony had a one-way character connection. As for services of international, domestic long-distance and intrazone telephony, the connected operators received a share of revenue from these services depending on the degree of their participation in the engineering procedure of providing these services. After January 1, 2006 the settlements have a mutual character for the services of interconnection and traffic transfer while providing all kinds of telephony services and consist of the following types of payment: payment for the organization of a connecting point, payment for use of the connecting point, payment for every minute of the transferred traffic.

In such a way, along with the revenues from the services of interconnection and traffic transfer, the Company bears some additional costs connected with payments to operators for the organization of connecting points, for the use of the connecting points, and transferring traffic via operator's network.

➢ The Company's revenues for the 1st quarter of 2006 amounted to 5,283.6 million rubles increased by 187.0 million rubles, or 3.7% against the same period of previous year.

The main factors or revenue change in the reporting period were change in relations between telecom operators (an exception of long-distance revenues, increase of revenues from operators), increase of subscriber base, Internet traffic, development of cellular communications.

Revenues from rendering local connection services amount to 46.5% (2,457.6 million rubles) of the Company's revenues. A substantial element of the Company's revenues is revenues from interconnection and traffic transfer services (916.6 million rubles) and intrazone telephone communication (849.1 million rubles), 17.3% and 16.1% respectively. Revenues from document telecommunications services amount to 9.0% (473.1 million rubles), where 66% - revenues from Internet access services. Revenues from cellular communications services amount to 4.2% (220.2 million rubles).

Compared to the same period of 2005:

- increase of revenues from interconnection and traffic transfer services amounted to 490.2 million rubles or 115.0% due to change of regulatory legal acts in telecommunication branch.
- increase of revenues from rendering local connections services amounted to 271.5 million rubles or 12.4%, which is attributed to the increase of rendering services volume (number of basic telephone sets increased by 5.2% and amounted at the end of reporting period to 4.081 thousand items) and also is attributed to tariff indexing since November 1, 2005.
- in the 1st quarter of 2006 revenue from rendering services under the assistance contract with Rostelecom OJSC was obtained in amount of 166.0 million rubles;
- increase of revenues from document telecommunications services amounted to 140.9 million rubles or 42.4% that was mainly caused by the increase of revenues from rendering (dial-up and dedicated) Internet access services (Internet traffic with the access through the public telephone network increased by 41.6% and amounted to 684 million minutes; amount of information transferred via Internet increased by 109.9%);
- increase of revenues from cellular communications services amounted to 94.6 million rubles or 75.3% (number of cellular subscribers (without subsidiary business) increased by a factor of 2.2 and amounted to 278 thousand)

- increase of revenues from intrazone telephone communication services amounted to 62.1 million rubles or 7.9% due to increase of revenues from connected operators' channel leasing, change in a way of registering revenues from connected operators' subscribers connections.

The Company's revenues structure (million rubles):

Revenue by type	1st quarter 2006	1st quarter 2005	Change	
			Million ruble	%
Domestic and International long-distance communications	-	1,042.5	(1,042.5)	(100.0)
City and rural telephone connections	2,457.6	2,186.1	271.5	12.4
Radio communications, radio and TV broadcasting, satellite communications	23.6	22.3	1.3	5.8
Cellular communications	220.2	125.6	94.6	75.3
Wire broadcasting	72.5	72.3	0.2	0.3
Document telecommunications	473.1	332.2	140.9	42.4
including: Internet access services	314.0	210.1	103.9	49.5
IP-telephony	28.2	18.2	10.0	54.9
Other communication services (types of activity related to main business operations)	9.1	7.4	1.7	23.0
including: Intelligent network services	1.3	0.5	0.8	160.0
Interconnection and traffic transfer services	916.6	426.4	490.2	115.0
Services by assistance contracts	166.0	-	166.0	-
Intrazone telephone communication	849.1	787.0	62.1	7.9
Revenues from other sales (types of activity unrelated to main business operations)	95.8	94.8	1.0	1.1
Total	**5,283.6**	**5,096.6**	**187.0**	**3.7**

➢ The Company's expenses in the 1st quarter of 2006 decreased by 232.9 million rubles or 5.6% against the same period of previous year and amounted to 3,894.9 million rubles.

Expenses related to wages, salaries and deduction for social insurance (45.4%), depreciation charges (19.6%), other expenses (12.3%) and material cost (10.5%) constitute a major share in the total amount of the expenses.

Compared to the same period of 2005:

- costs related to services of Rostelecom OJSC decreased by 579.6 million rubles or 94.9% due to change in the procedure of settlement with Rostelecom OJSC;

- the amount of the charged fixed asset depreciation increased by 125.4 million rubles or 19.6%, in connection with an active investment policy of the Company directed to the communication network development;

- increase of other expenses amounted to 106.6 million rubles or 28.6% caused by increase of expenses according to payments for agential contracts (withdrawal of non-profile business), indication of expenses according to development and application of enterprise resource planning system on the base of Oracle E-Business Suite connected with putting it into operation.

The Company's expenses structure (million rubles):

Costs by type	1st quarter 2006	1st quarter 2005	Change	
			Million ruble	%
Wages, salaries and deductions for social insurance	(1,768.7)	(1,734.6)	(34.1)	2.0
Fixed asset depreciation	(764.2)	(638.8)	(125.4)	19.6
Material cost	(408.6)	(369.6)	(39.0)	10.6
Services to communication operators (except for Group Companies)	(146.5)	(99.9)	(46.6)	46.6
Services to communication operators included in the Group	(45.4)	(41.1)	(4.3)	10.5
Costs related to services of Rostelecom OJSC	(31.2)	(610.8)	579.6	-94.9
Services of outside companies	(245.2)	(257.3)	12.1	-4.7
Taxes and fees included in the costs related to day-to-day activities	(5.6)	(2.8)	(2.8)	100.0
Other expenses	(479.5)	(372.9)	(106.6)	28.6
Total	**(3,894.9)**	**(4,127.8)**	**232.9**	**-5.6**

➢ The increase of the EBITDA parameter in the 1st quarter of 2006 against the same period of previous year totaled 545.2 million rubles or 33.9%. EBITDA margin – 40.7%.

➢ Operating income totalled 1,388.7 million rubles, having increased by 419.8 million rubles, or 43.3%. The operating margin is 26.3%.

➢ Income before taxation increased by 488.4 million rubles or 107.2% and amounted to 943.9 million rubles mainly due to positive dynamics of profitability and due to revenues from realization of financial investment.

➢ Net income totalled 673.6 million rubles, having increased by 152.7% against the same period of previous year. The net margin – 12.7%.

Key financial highlights under Russian Accounting Standards (million rubles):

	1st quarter 2006	1st quarter 2005	Change, %
Revenues	5,283.6	5,096.6	3.7
Operating expenses	3,894.9	4,127.8	-5.6
EBITDA	2,152.9	1,607.7	33.9
EBITDA margin	40.7%	31.5%	
Operating income	1,388.7	968.9	43.3
Operating income margin	26.3%	19.0%	
Income before taxation	943.9	455.5	107.2
Net income	673.6	266.6	152.7
Net income margin	12.7%	5.2%	

Key operating data and efficiency indicators of the Company's Activity:

	1st quarter 2006	1st quarter 2005	Change, %
Key operating data			
Fixed subscriber lines, thousands	4,081	3,878	5.2
Intrazone traffic (outgoing paid), mln minutes	279	271	3.0
Number of cellular subscribers (with subsidiary business), thousands	2,234	1,198	86.4
Dial-up Internet traffic, mln minutes	684	483	41.6
Efficiency indicators			
Revenues per line, rubles	1,215	1,275	-4.7
Revenues per employee, thousand rubles	130	112	16.1
Number of lines per employee	107.1	87.9	21.8

The financial statements of Sibirtelecom OJSC for the 1st quarter 2006 are available in the Company's corporate web-site at:
http://www.sibirtelecom.ru/investor/finot.php (the Russian version)
and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru

VII - 12

Press release

October 31, 2006

Sibirtelecom OJSC presents its results for 9 months of 2006 according to Russian Accounting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunications services in the Siberian Federal District, presents its results for 9 months of 2006 prepared in accordance with the Russian Accounting Standards (RAS).

➢ The Company's revenues for 9 months of 2006 amounted to 16,597.1 million rubles, increased by 880.1 million rubles or 5.6% against the same period of the previous year.

The main factors or revenue change in the reporting period were change in relations between telecom operators, coming into force principle "Calling Party Pay" according to amendment to acticle 54 of Federal Low "On Communications", increase of subscriber base, Internet traffic, development of cellular communications.

Revenues from rendering local connection services amount to 45.1% (7,480.6 million rubles) of the Company's revenues. A substantial elements of the Company's revenues are revenues from intrazone telephone communication services (2,918.7 million rubles) and interconnection and traffic transfer services (2,744.1 million rubles), 17.6% and 16.5% respectively. Revenues from document telecommunications services amount to 8.9% (1,485.1 million rubles), where 66.9% - revenues from Internet access services. Revenues from cellular communications services amount to 4.4% (730.4 million rubles).

Compared to the same period of 2005:

- increase of revenues from interconnection and traffic transfer services amounted to 1,363.7 million rubles or 98.8% due to change of regulatory legal acts in telecommunication branch[1].
- increase of revenues from rendering local connections services amounted to 853.6 million rubles or 12.9%, which is attributed to the increase of rendering services volume (number of basic telephone sets increased by 4.8% and amounted at the end of reporting period to 4,153 thousand items) and tariff indexing since November 1, 2005.

---

[1] *Since January 1, 2006 the settlements have a mutual character for the services of interconnection and traffic transfer while providing all kinds of telephony services and consist of the following types of payment: payment for the organization of a connecting point, payment for use of the connecting point, payment for every minute of the*

- revenue from rendering services under the assistance contract with Rostelecom OJSC[2] for the period of 9 months of 2006 was obtained in amount of 603.8 million rubles;

- increase of revenues from document telecommunications services amounted to 470.4 million rubles or 46.4% that was mainly caused by the increase of revenues from rendering (dial-up and dedicated) Internet access services (Internet traffic with the access through the public telephone network increased by 35.5% and amounted to 1,936 million minutes; volume of information transferred via Internet through dedicated channels increased by a factor of 1.9 and amounted to 314 TByte);

- increase of revenues from intrazone telephone communication services amounted to 464.5 million rubles or 18.9% due to including into that item since July 1, 2006 revenues of fixed line subscribers' connections to mobile line subscribers in the same settlement, increase of revenues from connected operators' channel leasing, change in a way of registering revenues from connected operators' subscribers connections;

- increase of revenues from cellular communications services amounted to 238.6 million rubles or 48.5% (number of cellular subscribers (without subsidiary business) increased by a factor of 1.6 and amounted to 351.1 thousand as of September 30, 2006).

The Company's revenues structure (million rubles):

Revenue by type	9 months of 2006	9 months of 2005	Change	
			Million ruble	%
Domestic and International long-distance communications[3]	-	3,121.2	(3,121.2)	(100.0)
City and rural telephone connections	7,480.6	6,627.0	853.6	12.9
Radio communications, radio and TV broadcasting, satellite communications	74.5	67.9	6.6	9.7
Cellular communications	730.4	491.8	238.6	48.5
Wire broadcasting	214.6	210.7	3.9	1.9
Document telecommunications	1,485.1	1,014.7	470.4	46.4
including:				
Internet access services	992.8	655.7	337.1	51.4
IP-telephony	76.0	57.3	18.7	32.6
Other communication services (types of activity related to main business operations)	30.0	33.0	(3.0)	(9.1)
including:				
Intelligent network services	3.5	1.9	1.6	83.3
Interconnection and traffic transfer services	2,744.1	1,380.4	1,363.7	98.8
Services by assistance contracts	603.8	-	603.8	-
Intrazone telephone communication	2,918.7	2,454.2	464.5	18.9
Revenues from other sales (types of activity unrelated to main business operations)	315.3	316.1	(0.8)	(0.3)
Total	**16,597.1**	**15,717.0**	**880.1**	**5.6**

[2] *At present, Sibirtelecom OJSC is settling accounts with subscribers for the provided services of international and domestic long-distance telephony on the basis of an assistance contract with Rostelecom OJSC. In accordance with the contract of assistance, Sibirtelecom OJSC provides Rostelecom OJSC with chargeable services of billing processing of international and domestic long-distance telephony, collecting payments from telephone subscribers, working with the accounts receivable of telephone subscribers, with claims and suits, etc.*

[3] *Since January 1, 2006 Rostelecom OJSC and other operators that were granted respective licenses have the right to provide services of international and domestic long-distance telephone communication. Subscribers' payments for the provided services are the revenue of Rostelecom OJSC and other operators. In view of the above, Sibirtelecom OJSC does not receive any revenue from international and domestic long-distance telephone communication in 9 months of*

➢ The Company's expenses for 9 months of 2006 decreased by 417.7 million rubles or 3.2% against the same period of previous year and amounted to 12,460.9 million rubles.

Expenses related to wages, salaries and deduction for social insurance (45.4%), depreciation charges (17.7%) and other expenses (13.1%) constitute a major share in the total amount of the expenses.

Compared to the same period of 2005:

- costs related to services of Rostelecom OJSC decreased by 1,754.3 million rubles or 95.5% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch;

- increase of expenses related to remuneration to employees and social deductions amounted to 375.3 million rubles or 7.1%. Major factor determining this increase was the growth of the average wage size according to situation on the labour market;

- increase of other expenses amounted to 338.3 million rubles or 26.2% mainly caused by expenses on payments to Universal service fund, indication of expenses according to development and application of Enterprise Resource Planning System on the base of Oracle E-Business Suite connected with putting it into operation, increase of expenses for agents's fees and advertisment;

- the amount of the charged fixed asset depreciation increased by 286.5 million rubles or 15.0%, in connection with an active investment policy of the Company directed to the communication network development.

The Company's expenses structure (million rubles):

Costs by type	9 months of 2006	9 months of 2005	Change	
			Million ruble	%
Wages, salaries and deductions for social insurance	(5,652.9)	(5,277.6)	(375.3)	7.1
Fixed asset depreciation	(2,202.7)	(1,916.2)	(286.5)	15.0
Material cost	(1,238.3)	(1,206.9)	(31.4)	2.6
Services to communication operators (except for Group Companies)	(574.1)	(337.3)	(236.8)	70.2
Services to communication operators included in the Group	(158.4)	(121.5)	(36.9)	30.4
Costs related to services of Rostelecom OJSC	(82.0)	(1,836.3)	1,754.3	-95.5
Services of outside companies	(901.4)	(863.1)	(38.3)	4.4
Taxes and fees included in the costs related to day-to-day activities	(19.9)	(26.8)	6.9	-25.7
Other expenses	(1,631.2)	(1,292.9)	(338.3)	26.2
Total	**(12,460.9)**	**(12,878.6)**	**417.7**	**-3.2**

➢ The increase of the OIBDA in 9 months of 2006 against the same period of previous year totaled 1,584.3 million rubles or 33.3%. OIBDA margin – 38.2%.

➢ Operating income totalled 4,136.2 million rubles, having increased by 1,297.8 million rubles, or 45.7%. The operating margin is 24.9%.

➢ Income before taxation increased by 1,790.8 million rubles or 142.3% and amounted to 3,048.9 million rubles due to positive dynamics of profitability for common activities, receiving of revenues from participation in other organizations, increase of other operating revenues.

➢ Net income totalled 2,272.8 million rubles, having increased by 175.8% against the same period of previous year. The net income margin – 13.7%.

Key financial highlights under Russian Accounting Standards (million rubles):

	9 months of 2006	9 months of 2005	Change, %
Revenues	16,597.1	15,717.0	5.6
Operating expenses	12,460.9	12,878.6	-3.2
OIBDA	6,338.9	4,754.6	33.3
OIBDA margin	38.2%	30.3%	
Operating income	4,136.2	2,838.4	45.7
Operating income margin	24.9%	18.1%	
Income before taxation	3,048.9	1,258.1	142.3
Net income	2,272.8	824.2	175.8
Net income margin	13.7%	5.2%	

Key operating data and efficiency indicators of the Company's Activity:

	9 months of 2006	9 months of 2005	Change, %
Key operating data			
Fixed subscriber lines, thousands	4,153	3,962	4.8
Intrazone traffic (outgoing paid), mln minutes	1,089	878	24.0
Number of cellular subscribers (with subsidiary business), thousands	2,817	1,629	72.9
Dial-up Internet traffic, mln minutes	1,936	1,429	35.5
Efficiency indicators			
Revenues per line, rubles	3,761	3,859	-2.5
Revenues per employee, thousand rubles	417	359	16.2
Number of lines per employee	111	93	19.4

The financial statements of Sibirtelecom OJSC for 9 months of 2006 are available on the Company's corporate web-site at: http://www.sibirtelecom.ru/investor/finot.php (the Russian version) and http://www.sibirtelecom.ru/english/investors/financial.php (the English version).

Internet-conference «Sibirtelecom OJSC: 9 months of 2006 results (RAS)» will be held on November 1, 2006, 12:00 p.m. (Moscow time) on www.finam.ru.

IR department
Tel. +7 (383) 2-191-197
shipitsin@sibirtelecom.ru

PR department
+7 (383) 2-191-567
shibanov@sibirtelecom.ru